UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2010

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, which reflect management's current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

- our ability to successfully implement our strategy over the 2010-2012 period;

- our ability to successfully achieve our debt reduction targets;

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- the impact of the global recession in the principal markets in which we operate;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Annual Report

2009

Contents

Letter to the Shareholders	Page	4
Report on Operations	Page	5
Key Operating and Financial Data – Telecom Italia Group	Page	5
Corporate Boards at December 31, 2009	Page	11
Macro-Organization Chart at December 31, 2009 - Telecom Italia Group	Page	13
Information for Investors	Page	14
Review of Operating and Financial Performance - Telecom Italia Group	Page	19
Events Subsequent to December 31, 2009	Page	37
Business Outlook for the Year 2010	Page	37
Consolidated Financial Statements - Telecom Italia Group	Page	39
Highlights – The Business Units of the Telecom Italia Group	Page	44
The Business Units of the Telecom Italia Group	Page	46
Domestic	Page	46
Brazil	Page	62
Media	Page	66
Olivetti	Page	71
International Investments	Page	74
Discontinued Operations/Non-Current Assets Held for Sale	Page	77
Review of Operating and Financial Performance - Telecom Italia S.p.A.	Page	80
Financial Statements – Telecom Italia S.p.A.	Page	89
Reconciliation of Consolidated Equity	Page	94
Related Party Transactions	Page	95
Sustainability Section	Page	96
Customers	Page	101
Suppliers	Page	103
Competitors	Page	104
Institutions	Page	105
The Environment	Page	106
The Community	Page	115
- Research and Development	Page	116
Human Resources	Page	118
Shareholders	Page	128
Alternative Performance Measures	Page	131
Equity Investments Held by Directors, Statutory Auditors, General Managers and Key Managers	Page	133
Glossary	Page	134
Telecom Italia Group Consolidated Financial Statements at December 31, 2009	Page	136
Contents	Page	137
Consolidated Statements of Financial Position	Page	139
Separate Consolidated Income Statements	Page	141
Consolidated Statements of Comprehensive Income	Page	142
Consolidated Statements of Changes in Equity	Page	143
Consolidated Cash Flow Statements	Page	144
Notes to the Consolidated Financial Statements	Page	146
Certification of the Consolidated Financial Statements pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions	Page	287
Independent Auditors’ Report	Page	288
Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009	Page	290
Contents	Page	291
Statements of Financial Position	Page	293
Separate Income Statements	Page	295
Statements of Comprehensive Income	Page	296
Statements of Changes in Equity	Page	297
Cash Flow Statements	Page	298
Notes to the Separate Financial Statements	Page	300
Certification of the Separate Financial Statements pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions	Page	421
Independent Auditors’ Report	Page	422
Other Information	Page	424
Board of Statutory Auditors’ Report	Page	425
Motions for Resolutions	Page	450
Useful Information	Page	467

This document has been translated into English solely for the convenience of the readers.

In the event of a discrepancy, the Italian-language version prevails.

Annual Report 2009

Telecom Italia Group

Annual Report 2009

Telecom Italia Group

Letter to the Shareholders

Shareholders,

In view of the matters involving Telecom Italia Sparkle, we judged it appropriate to apply the full term allowed by law for the approval of the financial statements in order to complete the necessary investigations into the questions raised by the judicial enquiry. Further, as a result of this work, as a precautionary measure, we have set up a provision to cover any tax charges which may arise.

The magistrates’ enquiries relate to events which occurred in the period 2005 – 2007. The checks which we have carried out now permit us to rule out any carry over of these matters into subsequent years.

We will not tolerate that in any manner any responsibility of individual persons is born by, or causes damage to the company. On such responsibility being established, Telecom Italia will seek redress through the appropriate channels and will use all the means at its disposal to protect its interests.

The last months have been characterized by their extraordinary complexity due not solely to the matters described above; in 2009 we have been engaged on several fronts. We have contended with the most difficult economic environment since the war, which reduced the spending capacity of consumers and businesses forcing us to revise profoundly our positioning in the market. We have completed a radical reorganization of the sales operations of mobile network services in order to improve the efficiency of our selling processes.

The year 2009 was also the first year in which in financial terms we did not benefit from tax credits deriving from extraordinary operations occurred in past years. Indeed the effect on cash outflows was twofold since to the increased amount of the payment on account for 2009 were added the increased amounts of the final settlement for the preceding year. With regard to international operations we resisted vigorously the unjustified actions aimed at imposing on us a forced sale of the business in Argentina.

All these commitments however have not caused us to divert in any way from the chosen path and have not prevented us from achieving important results which are in line with the objectives previously set, in terms of profitability, financial discipline, rationalization and cost reduction and advancement of the non-core activities divestment process within the established timescale and with satisfactory returns.

Of particular significance, in the light of the difficult scenario Telecom Italia faced in 2009, was the performance of fixed network services and of the Brazilian subsidiary. So far as concerns mobile network services in the domestic market, we still have a long way to go, but we have started down the right road and the ambitious measures already taken, such as the re-definition of the sales channels and the repositioning of the product offering will  yield fruit soon.

For us the most important achievement in 2009 has been the work on cost reduction which has compensated for the decline in sales revenues, maintaining EBITDA substantially unchanged.

Telecom Italia today is leaner, more flexible, more responsive and more solid than it was two years ago. The management team is dedicated and highly professional. Further, our Group is able to generate the financial resources needed for the completion of the Telecom Italia’s turnaround while maintaining an adequate shareholder remuneration.

Telecom Italia however is not just stronger in competitive, technological, financial and market terms. Telecom Italia is a company which has succeeded in opening a dialog and an open, honest, serious and constructive relationship with the institutions and with the other stakeholders. The weight and importance of Telecom Italia nationally and internationally are attributable to the role which our Group has been able to play and will continue to play, in the economic and social development of the countries in which it operates.

In conclusion, today our Group is in a position to face the future and to improve further  the results which it has begun to obtain from the intense process of transformation which has been undertaken. The difficulties we have faced and overcome together made us even stronger and enhanced our cohesion. Together we will be able to restore to this great company the future which it deserves.

Telecom Italia will return to growth and will continue to be the leading operator of electronic communications services which our country needs.

Report on Operations 2009

Letter to the Shareholders

Key Operating and Financial Data -

Telecom Italia Group

2009 Highlights

The key operating and financial data reported by the Telecom Italia Group in 2009 point to a trend in line with the Group’s targets of profit and of focus on cash flows announced for the current year.  These results constitute an important premise for updating and developing the actions of the  2010–2012 Plan which are centered on expanding projects for operating efficiency and containing cash costs, improving financial management and completing the programs for relaunching the mobile business in the Domestic Consumer segment and also in Brazil.

Organic EBITDA and EBITDA margin

The emphasis on higher margin revenues and projects for efficiency and control over expenditures aimed at containing cash costs is confirmed by the trend in the organic EBITDA margin and the organic consolidated EBITDA margin in the fourth quarter of 2009 and in the full year 2009.

Specifically, the organic consolidated EBITDA margin reached 41.7% in 2009 (39.5% in 2008, +2.2 percentage points) while in terms of the absolute amount organic EBITDA is slightly lower compared to the prior year (11,327 million euros in the full year 2009, -52 million euros compared to 2008). In the fourth quarter of 2009, organic EBITDA is 2,713 million euros, -20 million euros against the same period of 2008. The organic EBITDA margin is 38.8% in the fourth quarter of 2009, gaining 3.2% over the same period of the prior year.

Such results again place the Telecom Italia Group among the top performers in the TLC sector.

Operating cash flow and financial discipline

The above indicated actions aimed at revenues and costs, combined with strict financial discipline, brought operating cash flow to 6.3 billion euros in 2009, 662 million euros higher than in the 2008. As a percentage of Revenues, cash flow represents 23.2% of Revenues, advancing 3.8% compared to 2008.

Profit before tax from continuing operations

The positive trend in operating management and effective financial management resulted in an increase in profit before tax of 445 million euros (+15.4%) compared to 2008.

The consolidated financial statements at December 31, 2009 take into account adjustments and accruals made as a result of the impact of the court order referring to the ongoing investigation in respect of, among others, the subsidiary Telecom Italia Sparkle, and subsequent specific independent legal and tax advisors appointed by the Group to verify the existence of any other irregularities concerning the years beginning 2005. The comparative data for the year 2008 and the principal financial position and income statement data for the years 2005, 2006 and 2007 have been adjusted accordingly.

The total provision accrued at the end of 2009 amounts to 507 million euros and is set aside to meet risks and charges of a tax and legal nature.

Report on Operations 2009

Telecom Italia Group

The trend of the key operating and financial indicators in 2009 can be summarized as follows:

Organic consolidated revenues: amount to 27,180 million euros. The organic change(1) is -5.6% compared to the prior year. In particular:

-

the organic reduction in Domestic Business Unit Revenues is 6.8%. Competition and the macroeconomic situation led a reduction in the revenues of the Top Clients Division by 3.4%, the Business Division by 9.5% and the Consumer Division by 9.8%.

-

Revenues in Brazil are predominantly stable compared to 2008 (organic change of -0.3%, -15 million euros). Activities to reorganize the business continued and actions set out in the commercial relaunch plan were implemented. VAS revenues, in particular, recorded good performance driven by the growth of the customer base which, in the fourth quarter of 2009, posted an increase of 1.5 million lines.

Organic consolidated EBITDA: again in 2009, for the third consecutive year, the Group attains the important result of a stable EBITDA which reached more than 11 billion euros. Above all, thanks also to the structural revision of the composition of revenues, which favored higher-margin services and efficiency and control actions put into place over all cost variables, the organic consolidated EBITDA margin grew 2.2 percentage points, arriving at 41.7% in 2009 (39.5% in 2008). In absolute terms, EBITDA is basically stable compared to the prior year. In the fourth quarter of 2009, organic EBITDA is 2,713 million euros, -20 million euros against 2008. The organic EBITDA margin is 38.8% in the fourth quarter of 2009; this is an increase of 3.2% over the prior year (35.6%).

Organic consolidated EBIT: amounts to 5,761 million euros in 2009. The organic increase is +0.5% compared to 2008. In the fourth quarter of 2009, organic EBIT totals 1,331 million euros, gaining 3.9% (+50 million euros) over 2008.

Organic consolidated EBIT margin: reaches 21.2% in 2009, improving 1.3 percentage points over 2008 (19.9%). In the fourth quarter of 2009, the organic EBIT margin is 19.1%, a growth of 2.4 percentage points compared to 16.7%.

Finance income/expenses and income taxes: the financial component, investment management and the equity valuation of associates record an overall improvement of 389 million euros.

Income taxes increased 444 million euros: excluding the benefit of 515 million euros in 2008 due to the tax realignment of accelerated depreciation taken in prior years, income taxes would have decreased 71 million euros.

Profit for the year attributable to owners of the Parent: is 1,581 million euros, decreasing 596 million euros compared to 2008. The reduction is mainly due to the effect of the impairment loss on goodwill attributed to the Broadband business in Germany and accruals to provisions and transaction costs related to sale for a total of 597 million euros made so as to reduce the carrying amount of HanseNet to its estimated sales value.

Profit for the year of the Parent Telecom Italia S.p.A.: is 1,399 million euros, decreasing 74 million euros compared to 2008.

Operating cash flow and Other cash flows: operating Cash Flow is 6,298 million euros, improving 662 million euros compared to 2008.  This is the consequence of a stable operating margin and the effectiveness of measures aimed at controlling costs and monitoring and selecting capital expenditure projects. Capital expenditures, in particular, decreased 497 million euros compared to 2008, which had included 477 million euros for the acquisition of the 3G license in Brazil. Furthermore, in 2009, the Group paid 2,301 million euros in taxes (including 248 million euros on tax disputes accrued in prior years) for a significantly higher amount than in previous years.

Adjusted net financial debt: the volatility of interest rates and exchange rates, which were a distinguishing feature of the financial markets in the fourth quarter of 2008, had a sharp impact on the fair value of derivatives and related financial assets and liabilities. In order to present a more realistic analysis of net financial debt, beginning from the half-yearly report at June 30, 2009, a new performance measure was introduced denominated “adjusted net financial debt” which excludes purely accounting and non-monetary effects deriving from the fair value measurement of derivatives and the related financial assets and liabilities.

(1)The organic change in Revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other nonorganic income/expenses.

Report on Operations 2009

Telecom Italia Group

At December 31, 2009, adjusted net financial debt amounts to 33,949 million euros, decreasing 577 million euros compared to December 31, 2008 (34,526 million euros) and 1,144 million euros compared to September 30, 2009. This decrease in the fourth quarter was generated by cash flows provided by operations which absorbed the incremental effects of the first nine months due to the payment of dividends and taxes.

Liquidity margin: amounts to 7.3 billion euros at December 31, 2009. During 2009, the situation of the European and United States financial markets made it possible to issue new bonds and obtain new loans at advantageous conditions. In addition, 6.5 billion euros of available irrevocable long-term credit lines (expiring in 2014) are available, not subject to events which limit its utilization. In the present environment of financial market uncertainty, the Telecom Italia Group keeps a high level of financial coverage while optimizing, at the same time, the average cost of debt.

Report on Operations 2009

Telecom Italia Group

Consolidated Operating and Financial Data

(millions of euros)	2009	2008	2007	2006	2005

Revenues	27,163	29,000	29,802	29,785	29,193
EBITDA (1)	11,115	11,090	11,295	12,498	12,468
EBIT(1)	5,493	5,437	5,738	7,269	7,548
Profit before tax from continuing operations	3,339	2,894	4,120	5,366	5,596
Profit from continuing operations	2,218	2,217	2,459	2,855	3,200
Profit (loss) from Discontinued operations/Non-current assets held for sale	(622)	(39)	(99)	(159)	401
Profit for the year	1,596	2,178	2,360	2,696	3,601
Profit for the period attributable to owners of the Parent	1,581	2,177	2,353	2,707	3,127
Investments:
Industrial	4,543	5,040	5,031	4,698	4,916
Financial	6	6	637	206	14,934

Consolidated Financial Position Data (*) (**)

(millions of euros)	12/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005

Total assets	86,181	86,223	88,593	90,322	96,492
Total equity	27,120	26,328	26,494	26,702	26,896
- attributable to owners of the Parent	25,952	25,598	25,431	25,622	25,573
- attributable to non-controlling interests	1,168	730	1,063	1,080	1,323
Total liabilities	59,061	59,895	62,099	63,620	69,596
Total equity and liabilities	86,181	86,223	88,593	90,322	96,492
Share capital	10,585	10,591	10,605	10,605	10,599
Net financial debt carrying amount (1)	34,747	34,039	35,701	37,301	39,858
Adjusted net financial debt (1)	33,949	34,526	35,873	37,200	39,470
Adjusted net invested capital (2)	61,069	60,854	62,367	63,902	66,366
Debt Ratio (Adjusted net financial debt /Adjusted net invested capital)	55.6%	56.7%	57.5%	58.2%	59.5%

Headcount, number in the Group at year-end (3)

(number)	12/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005

Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	71,384	75,320	79,238	80,373	83,187
Headcount of Discontinued operations/Non-current assets held for sale	2,205	2,505	4,191	2,836	3,344

Headcount, average number in the Group (3)

(equivalent number)	2009	2008	2007	2006	2005

Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	69,964	73,508	75,735	77,374	78,258
Headcount of Discontinued operations/Non-current assets held for sale	2,168	3,277	3,893	2,898	6,089

Report on Operations 2009

Telecom Italia Group

Consolidated Profit Ratios

	2009	2008	2007	2006	2005

EBITDA(1) / Revenues	40.9%	38.2%	37.9%	42.0%	42.7%
EBIT(1) / Revenues (ROS)	20.2%	18.7%	19.3%	24.4%	25.9%
Adjusted net financial debt /EBITDA(1)	3.1	3.1	3.2	3.0	3.2

Operating Data (*)

	12/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005

Fixed-line network connections in Italy at year-end (thousands)	18,525	20,031	22,124	23,698	25,049
Physical accesses at year-end (Consumer + Business) (thousands)	16,097	17,352	19,221	20,540	21,725
Mobile lines at year-end (thousands)	71,958	71,199	67,585	57,860	48,747
of which Mobile lines in Italy (thousands)	30,856	34,797	36,331	32,450	28,576
of which Mobile lines in Brazil (thousands)	41,102	36,402	31,254	25,410	20,171
Broadband accesses in Italy at year-end (thousands)	8,741	8,134	7,590	6,770	5,707
of which retail broadband accesses (thousands)	7,000	6,754	6,427	5,600	3,920

(*) The comparative figures for the periods presented have been restated for the correction of errors – as defined by IAS 8 – arising as a result of the Telecom Italia Sparkle case and to reflect the retroactive adoption of IFRIC 13.

(**) The comparative figures for the periods presented, in order to ensure compatibility, have been restated in order to consider HanseNet Telekommunikation GmbH (Assets held for sale) and Liberty Surf group (sold at the end of August 2008) in Discontinued operations/Non-current assets held for sale.

(1) Details are provided in the section “Alternative Performance Measures”.

(2) Adjusted net invested capital = Total equity + Adjusted net financial debt.

(3) Headcount includes the number of people with temp work contracts.

The operating and financial results of the Telecom Italia Group for the year 2009 and the comparative figures for the preceding years have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”).

Moreover:

•

as described in detail in the Note “Restatement for errors and changes in accounting policies” in the consolidated financial statements of the Telecom Italia Group at December 31, 2009, consequent to the errors – as defined by IAS 8 – arising from the investigation involving Telecom Italia Sparkle, the Telecom Italia Group has restated the prior years’ income statement and financial position figures;

•

following the retrospective application of IFRIC 13 (Customer Loyalty Programs), the comparative figures for the periods presented have been restated. Additional details are provided in the Note “Accounting Policies” and Note “Restatement for errors and changes in accounting policies” in the consolidated financial statements of the Telecom Italia Group at December 31, 2009;

•

with the application of IFRS 8, the term “operating segment” is considered synonymous with the term “business unit” used in this Annual Report.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA, EBIT, the organic change in Revenues, EBITDA and EBIT, net financial debt carrying amount and adjusted net financial debt. Additional details on such measures are presented under “Alternative Performance Measures”.

Furthermore, particularly the part entitled “Business Outlook for the Year 2010” contains forward-looking statements. The Report is based on the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, to be considered also in relation to the uncertainties connected with the financial market crisis, the majority of which are beyond the scope of the Group’s control.

Report on Operations 2009

Telecom Italia Group

 PRINCIPAL CHANGES IN THE SCOPE OF CONSOLIDATION

During 2009, the following principal changes in the scope of consolidation occurred:

•

the investment in HanseNet Telekommunikation GmbH (operating in the broadband business in Germany) was classified in Discontinued Operations (Discontinued operations/Non-current assets held for sale); the sale was finalized on February 16, 2010.

In accordance with IFRS 5 (Non-current assets held for sale and discontinued operations), the results of operations of this company for the year 2009 and for the corresponding periods presented for comparison purposes, are shown in a specific line in the separate consolidated income statement “Profit (loss) from Discontinued operations/Non-current assets held for sale” while the balance sheet figures at December  31, 2009 are presented in two separate lines of the consolidated statement of financial position;

•

on December 30, 2009, Tim Participações purchased a 100% investment in the Brazilian fixed-line operator Intelig Telecomunicações Ltda which has been consolidated as of the same date by the Telecom Italia Group in the Brazil Business Unit;

•

beginning May 1, 2009, the company Telecom Media News S.p.A. has been excluded from the scope of consolidation following the sale of a 60% stake by Telecom Italia Media S.p.A..

During 2008, the following principal changes had taken place:

•

the exclusion of Entel Bolivia starting from the second quarter of 2008 after the Bolivian government issued a decree on May 1, 2008 calling for the nationalization of the company. The investment is now carried in Current assets;

•

the exclusion of the “Pay-per-View” business segment as from December 1, 2008 after its disposal by Telecom Italia Media S.p.A..

Report on Operations 2009

Telecom Italia Group

Corporate Boards at December 31, 2009

►

 Board of Directors

The board of directors of Telecom Italia was elected by the shareholders’ meeting held on April 14, 2008 for three years, up to the approval of the 2010 annual financial statements.

On February 27, 2009, following the resignation of Gianni Mion, the board of directors co-opted in his place Stefano Cao who was subsequently appointed director by the shareholders’ meeting held on April 8, 2009 up to the expiry of the term of office of the board of directors (the approval of the 2010 financial statements). On December 22, 2009, Stefano Cao resigned from the post of director.

At December 31, 2009, the board of directors of Telecom Italia is composed of 14 directors:

Chairman	Gabriele Galateri di Genola
Chief Executive Officer	Franco Bernabè
Directors	César Alierta Izuel
Paolo Baratta (independent)
Tarak Ben Ammar
Roland Berger (independent)
Elio Cosimo Catania (independent)
Jean Paul Fitoussi (independent)
Berardino Libonati
Julio Linares López
Gaetano Micciché
Aldo Minucci
Renato Pagliaro
Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

The board of directors formed the following internal committees:

-

Executive Committee (*) composed of: Gabriele Galateri di Genola (Chairman), Franco Bernabè, Roland Berger, Elio Cosimo Catania, Julio Linares López, Aldo Minucci and Renato Pagliaro;

-

Committee for Internal Control and Corporate Governance composed of: Paolo Baratta (Chairman), Roland Berger, Jean Paul Fitoussi and Aldo Minucci;

-

Nomination and Remuneration Committee, composed of: Elio Cosimo Catania (Chairman), Berardino Libonati and Luigi Zingales.

►

 Board of Statutory Auditors

The board of statutory auditors of Telecom Italia was elected by the shareholders’ meeting held on April 8, 2009 and will remain in office until approval of the 2011 annual financial statements.

The new board of statutory auditors is composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Gianluca Ponzellini
Lorenzo Pozza
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Silvano Corbella
Maurizio Lauri
Vittorio Giacomo Mariani
Ugo Rock

(*) On May 7, 2009, the board of directors appointed Stefano Cao a member of the Executive Committee to replace Gianni Mion who resigned. On December 22, 2009, Stefano Cao resigned as director and member of the Executive Committee.

Report on Operations 2009

Telecom Italia Group

►

 Independent Auditors

The independent auditors are Reconta Ernst & Young S.p.A. up to the audit of the 2009 financial statements.

►

 Manager responsible for preparing the corporate financial reports

Andrea Mangoni (Head of the Group Administration, Finance and Control Function) is the manager responsible for preparing the corporate financial reports of Telecom Italia.

Report on Operations 2009

Telecom Italia Group

Macro-Organization Chart at December 31, 2009

Telecom Italia Group

CHAIRMAN
GABRIELE GALATERI DI GENOLA
CORPORATE LEGAL AFFAIRS
ANTONINO CUSIMANO
PUBLIC AFFAIRS
PAOLO ANNUNZIATO
TI AUDIT AND COMPLIANCE SERVICES
FEDERICO MAURIZIO d'ANDREA
CHIEF EXECUTIVE OFFICER
FRANCO BERNABÈ
VP of TI Group Latin America
CARMELO FURCI
Executive Assistant to the CEO
FRANCO ROSARIO BRESCIA
ADMINISTRATION, FINANCE AND CONTROL
ANDREA MANGONI
HUMAN RESOURCES AND ORGANIZATION
ANTONIO MIGLIARDI
PURCHASING
STEFANO CIURLI
LEGAL AFFAIRS
a.i. ANTONINO CUSIMANO
STRATEGY AND INNOVATION
CESARE SIRONI
EXTERNAL RELATIONS
CARLO FORNARO
EQUIVALENCE AND REGULATORY AFFAIRS
ALESSANDRO TALOTTA
SECURITY
DAMIANO TOSELLI
DISPOSALS
GIOVANNI STELLA
BUSINESS UNIT MEDIA
GIOVANNI STELLA
TECHNOLOGY & OPERATIONS
OSCAR CICCHETTI
NATIONAL WHOLESALE SERVICES
RICCARDO DELLEANI
DOMESTIC MARKET OPERATIONS
MARCO PATUANO
TIM BRASIL
LUCA LUCIANI
INTERNATIONAL BUSINESS
a.i. ANDREA MANGONI
TECHNICAL PLANNING
FILIPPO BENTIVOGLIO RAVASIO
QUALITY & PROGRAM MANAGEMENT
PAOLO D'ANDREA
BROADBAND CONTENT
LUCA TOMASSINI
OPEN ACCESS
GIUSEPPE ROBERTO OPILIO
NETWORK
STEFANO NOCENTINI
INFORMATION TECHNOLOGY
GIOVANNI PAOLO CHIARELLI
TECHNICAL INFRASTRUCTURES
VENANZIO IACOZZILLI
CONSUMER
FABRIZIO BONA
BUSINESS
PIETRO LABRIOLA
TOP CLIENTS MARKET & NETWORKED IT SERVICES
GIANFILIPPO D'AGOSTINO
CUSTOMER OPERATIONS
CARLOS LAMBARRI
INTERNATIONAL OPERATIONS
FRANCESCO ARMATO
NEW BUSINESS DEVELOPMENT
a.i. ANDREA MANGONI

Note should be taken that:

•

  beginning January 1, 2010, the Disposals function has been abolished.

•

  beginning February 10, 2010, the Public Affairs function and the position of Executive Assistant to the CEO have been abolished. On the same date, the following functions have been set up and report directly to the Chairman: Institutional Relations entrusted to Franco Rosario Brescia and Territorial Relations and Institutional Marketing headed by Paolo Annunziato.

Report on Operations 2009

Telecom Italia Group

Information for Investors

►

 Telecom Italia S.p.A. share capital at December 31, 2009

Share capital	euro 10,673,865,180.00
Number of ordinary shares (par value 0.55 euros each)	13,380,906,939
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia ordinary treasury shares	37,672,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of treasury shares held by the Group to total share capital	0.84%
Market capitalization (based on December 2009 average prices)	19,049 million euros

►

 Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at December 31, 2009, supplemented by communications received and other available sources of information (ordinary shares)

In reference to the Shareholders’ Agreement among Telco shareholders, it should be noted that - in accordance with the agreement - on October 28, 2009, Sintonia requested the non-proportional withdrawal of Telco.

On the same date, the other shareholders signed a Modifying Agreement and the renewal of the Shareholders’ Agreement under which it was agreed (i) to make, effective April 28, 2010, some modifications (both subjective and objective) to the Shareholders’ Agreement (which remains in force until the expiration date of April 28, 2010) and (ii) to renew the Shareholders’ Agreement, as modified, for a further three years and therefore effective from April 28, 2010 to April 27, 2013. The shareholders have the right to ask for the withdrawal of Telco via communication to be sent between October 1, and October 28, 2012; each shareholder may also withdraw from the Shareholders’ Agreement to be communicated in the period between April 1, and April 28, 2011. The shareholders also agreed that for the purpose of Sintonia’s withdrawal they could take into consideration, in accord with Sintonia, technical forms other than withdrawal, with the understanding that the common objective is to complete the exit in the shortest technical time.

Report on Operations 2009

Telecom Italia Group

On December 22, 2009, Sintonia therefore purchased from Telco 275,115,716 Telecom Italia ordinary shares, equal to 2.06% of the relative ordinary share capital and Telco purchased from Sintonia the entire investment held by Sintonia in Telco (equal to 8.39% of the relative share capital), later cancelling them.

On January 11, 2010, last of all, the shareholders signed a Modifying Agreement to the Shareholders’ Agreement in order to (i) confirm their financial support to Telco, (ii) agree on the way in which the shareholders can provide such financial support in the event it becomes necessary under the loan contract – guaranteed by a Telecom Italia ordinary share pledge arrangement – signed on the same date between Telco and a pool of financial institutions and (iii) regulate, among the shareholders, the manner of exercising the option rights by virtue of which the shareholders acquired, again on the same date, the right to purchase Telecom Italia ordinary shares which would become available to the financial institutions following any enforcement of the pledge on the part of the latter.

Major holdings in share capital

At December 31, 2009, taking into account the results in the Shareholders Book, communications sent to CONSOB and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	% stake in ordinary share capital

Telco S.p.A.	Direct	22.45%
Findim Group S.A.	Direct	4.99%
Sintonia S.A. (*)	Direct	2.06%

(*) On January 5, 2010, the shares held by Sintonia S.A. decreased to below 2%.

Furthermore, the following companies, as investment advisory firms, notified CONSOB that they are in possession of Telecom Italia S.p.A. ordinary shares:

•

Brandes Investment Partners LP: on July 23, 2008, for a quantity of ordinary shares equal to 4.02% of total Telecom Italia S.p.A. ordinary shares;

•

Blackrock Inc.: on December 1, 2009, for a quantity of ordinary shares equal to 2.82% of total Telecom Italia S.p.A. ordinary shares;

•

Alliance Bernstein LP: on November 14, 2008, for a quantity of ordinary shares equal to 2.07% of total Telecom Italia S.p.A. ordinary shares.

►

  Common representatives

Carlo Pasteris is the common representative of the savings shareholders (for the years 2007– 2009).

Francesco Pensato is the common representative of the bondholders for the following bonds:

•

Telecom Italia S.p.A. 2002-2022 bonds at floating rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired (with a mandate for the three-year period 2008-2010);

•

Telecom Italia  S.p.A. 750,000,000 euros, 4.50% notes due 2011 (with a mandate for the three-year period 2009-2011 and, therefore, up to maturity);

•

Telecom Italia S.p.A. 1,250,000,000 euros 5.375% notes due 2019 (with a mandate for the three-year period 2009-2011).

Report on Operations 2009

Telecom Italia Group

►

  Performance of the stocks of the major companies in the Telecom Italia Group

Relative performance by Telecom Italia S.p.A.

1/1/2009 – 12/31/2009 vs.  FTSE Italy All-Shares Index and Dow Jones Stoxx TLC Index

130
120
110
100
90
80
70
60
1.5262
1.4088
1.2914
1.1740
1.0566
0.9392
0.8218
0.7044
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Telecom Italia Ord. (*)
Telecom Italia Sav. (*)
FTSE All-Shares Italy Index (*)
Dow Jones Stoxx TLC Index (*)

           (*) Stock market prices. Source: Reuters.

Relative performance by Telecom Italia Media S.p.A.

1/1/2009 – 12/31/2009 vs. FTSE Italy All-Shares Index and Dow Jones Stoxx MEDIA Index

160
140
120
100
80
60
40
0.1432
0.1253
0.1074
0.0895
0.0716
0.0537
0.0358
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Telecom Italia Media Ord. (*)
Telecom Italia Media Sav. (*)
FTSE All-Shares Italy Index (*)
Dow Jones Stoxx Media Index (*)

           (*) Stock market prices. Source: Reuters.

Report on Operations 2009

Telecom Italia Group

Relative performance by Tim Participações S.A.

1/1/2009 – 12/31/2009 vs. BOVESPA Index and ITEL Index (in Brazilian reais)

(su base 100)
(su base TIM PART ord BRL 4,99 a 01/01/09)
180
170
160
150
140
130
120
110
100
90
80
8.9820
8.4830
7.9840
7.4850
6.9860
6.4870
5.9880
5.4890
4.9900
4.4910
3.9920
gen-09
feb-09
mar-09
apr-09
mag-09
giu-09
lug-09
ago-09
set-09
ott-09
nov-09
dic-09
Tim Part. Ord. (*)
Tim Part. Risp. (*)
Indice BOVESPA (*)
Indice ITEL (*)

                    (*)Stock market prices. Source: Reuters.

The ordinary and savings shares of Telecom Italia S.p.A. and the preferred shares of Tim Participações S.A. are listed on the New York Stock Exchange (NYSE). Telecom Italia S.p.A. shares are listed with ordinary and savings American Depositary Shares (ADS) representing, respectively, 10 ordinary shares and 10 savings shares.

►

  Rating at December 31, 2009

	Rating	Outlook

STANDARD & POOR'S	BBB	Stable
MOODY'S	Baa2	Stable
FITCH RATINGS	BBB	Stable

Standard & Poor’s, on July 29, 2009, confirmed its BBB rating of Telecom Italia with a stable outlook for the Group.

Moody’s, on June 17, 2009, confirmed its Baa2 rating of Telecom Italia with a stable outlook for the Group.

Fitch Ratings, on June 12, 2009, confirmed its BBB rating of Telecom Italia with a stable outlook for the Group.

Report on Operations 2009

Telecom Italia Group

FINANCIAL RATIOS - TELECOM ITALIA S.P.A.  AND THE TELECOM ITALIA GROUP

Telecom Italia S.p.A.

(euros)	2009	2008	2007

Share prices (December average)
- Ordinary	1.08	1.09	2.18
- Savings	0.76	0.73	1.68
Dividends per share (1)
- Ordinary	0.050	0.050	0.080
- Savings	0.061	0.061	0.091
Pay Out Ratio(1) (*)	74%	70%	86%
Market to Book Value (**)	0.83	0.82	1.67
Dividend Yield (based on December average) (1) (***)
- Ordinary	4.63%	4.59%	3.67%
- Savings	8.03%	8.36%	5.42%

Telecom Italia Group

(euros)	2009	2008	2007

Basic earnings per share – ordinary shares	0.08	0.11	0.12
Basic earnings per share – savings shares	0.09	0.12	0.13

 (1)

For the year 2009, the ratio was calculated on the basis of the resolution for the approval of the profit for the year passed by the shareholders’ meeting held on April 29, 2010.

(*)       Dividends paid in the following year/Profit for the year.

(**)     Capitalization/Equity of Telecom Italia S.p.A.

(***)  Dividends per share/Share prices.

Report on Operations 2009

Telecom Italia Group

Review of Operating and Financial Performance -  Telecom Italia Group

2009 Consolidated Operating Performance

The main profit indicators in 2009 compared to 2008 are the following:

			Change (a-b)
(millions of euros)	2009	2008	amount	%	% organic
	(a)	(b)
REVENUES	27,163	29,000	(1,837)	(6.3)	(5.6)
EBITDA	11,115	11,090	25	0.2	(0.5)
EBITDA MARGIN	40.9%	38.2%	2.7 pp
ORGANIC EBITDA MARGIN	41.7%	39.5%	2.2 pp
EBIT	5,493	5,437	56	1	0.5
EBIT MARGIN	20.2%	18.7%	1.5 pp
ORGANIC EBIT MARGIN	21.2%	19.9%	1.3 pp
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	3,339	2,894	445	15.4
PROFIT FROM CONTINUING OPERATIONS	2,218	2,217	1	0.0
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE	(622)	(39)	(583)	°
PROFIT FOR THE YEAR	1,596	2,178	(582)	(26.7)
PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT	1,581	2,177	(596)	(27.4)

The following chart summarizes the main line items which had an impact on the profit attributable to owners of the Parent in 2009:

(millions of euros)
2,177
+56
+389
-515
+71
Δ Income taxes -444
-583
-14
1,581
-596 (-27.4%)
2008
Δ EBIT
Δ Financial management
Δ Release of deferred taxes on accelerated depreciation (2008)
Δ Income taxes for the year
Δ Profit (loss) from discontinued operations
Δ Profit (loss) attributable to Non-controlling interests
2009

Report on Operations 2009

Telecom Italia Group

Revenues

Revenues amount to 27,163 million euros in 2009, decreasing 6.3% compared to 29,000 million euros in 2008 (-1,837 million euros).  In terms of the organic change, the reduction in consolidated revenues is 5.6% (- 1,625 million euros).

In detail, the organic change in revenues is calculated by:

•

excluding the effect of the change in the scope of consolidation (-58 million euros, mainly in reference to the exclusion of Entel Bolivia from the second quarter of 2008 and the sale of the “Pay-per-View” business by Telecom Italia Media S.p.A. in December 2008);

•

excluding the effect of exchange differences (-161 million euros, being the sum of the negative exchange differences of the Brazil Business Unit  (2), equal to -171 million euros, and the exchange differences of the other Business Units, equal to +10 million euros);

•

excluding non-organic other revenues of 17 million euros in 2009 (24 million euros in 2008).

The breakdown of revenues by operating segment is the following:

	2009		2008		Change
(millions of euros)		% of total		% of total	amount	%	% organic

Domestic	21,662	79.7	23,227	80.1	(1,565)	(6.7)	(6.8)
Brazil	5,022	18.5	5,208	18.0	(186)	(3.6)	(0.3)
Media, Olivetti and Other Operations	738	2.7	857	3.0	(119)	(13.9)
Adjustments and Eliminations	(259)	(0.9)	(292)	(1.1)	33
Total consolidated revenues	27,163	100.0	29,000	100.0	(1,837)	(6.3)	(5.6)

The following chart summarizes the changes in revenues in the years under comparison:

(millions of euros)
29,000
-58
-161
+24
28,805
-1,583
-15
+12
-1
-38
27,180
-17
27,163
organic change: -1,625 (-5.6%)
2008
Change in scope of consolidation effect
Foreign exchange effect
Non-organic revenues
2008 on a comparable basis
Domestic
Brazil
Media
Olivetti
Other Operations and eliminations
2009 on a comparable basis
Non-organic revenues
2009
-1,837 (-6.3%)

(1)The average exchange rate used to translate the Brazilian real to euro (expressed in terms of units of local currency per 1 euro), is equal to 2.76933 in 2009 and 2.67864 in 2008.  The effect of the change in the exchange rates is calculated applying, to the year under comparison, the foreign currency translation rates used for the current year.

Report on Operations 2009

Telecom Italia Group

The Domestic Business Unit (divided into Core Domestic and International Wholesale) has suffered overall from the negative market scenario in 2009, although to a differing degree between fixed telephony, where the reduction in revenues is continually decreasing, and mobile telephony, where the trend in revenues is down compared to the previous quarters.

In particular, the change in Domestic Core revenues (telecommunications activities regarding the domestic market, in its new representation by sales business segment reported below) reflects the following changes during 2009:

•

contraction in Consumer segment revenues (-1,196 million euros, -9.8%), associated with the fundamental transformation of mobile commercial policy (described in greater detail under the Domestic Business Unit) and largely attributable to low-margin business areas (in particular: mobile segment product revenues -407 million euros and mobile segment content revenues -61 million euros) while growth was reported for Broadband services in both the fixed area (+114 million euros, +13%) and mobile area (+42 million euros, +12%);

•

fall in Business segment revenues (-394 million euros, -9.6%), which, to a greater extent than the other markets, was hurt by the decline in consumption owing to the aforementioned economic picture and the contrasting impact of competition in the fixed telephony area, particularly regarding Telecom Italia’s customer win-back procedure. Nevertheless, positive trends have been consolidated in these circumstances such as the stability of fixed internet revenues and the steady growth of mobile browsing revenues;

•

more moderate reduction in the Top segment (-3.4%), driven by strong growth in ICT solutions and packages (+15.3%), a stable mobile area and a fall in fixed-line business;

•

significant increase in the National Wholesale segment (+258 million euros, +14.8%) generated by the growth of the customer base of alternative operators.

As for the Brazil Business Unit, organic revenues are substantially unchanged compared to the prior year (-0.3%). The good trend in VAS and product revenues, buoyed by the expansion of the customer base (+4.7 million lines compared to the end of 2008) was countered by the fall in sales of handsets and products.

For an in-depth analysis of revenue performance by individual Business Unit, reference should be made to the section “The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is 11,115 million euros, increasing 25 million euros (+0.2%) compared to 2008. The EBITDA margin went from 38.2% in 2008 to 40.9% in 2009. At the organic level, EBITDA decreased 52 million euros (-0.5%) while the EBITDA margin increased 2.2 percentage points (41.7% in 2009 compared to 39.5% in the prior year).

Details of EBITDA and the EBITDA margin by operating segment are as follows:

	2009		2008		Change
(millions of euros)		% of total		% of total	amount	%	% organic

Domestic	9,895	89.0	9,959	89.8	(64)	(0.6)	(2.1)
EBITDA margin	45.7		42.9		2.8 pp		2.3 pp
Brazil	1,255	11.4	1,217	11.0	38	3.1	9.6
EBITDA margin	25.0		23.4		1.6 pp		2.3 pp
Media, Olivetti and Other Operations	(29)	(0.3)	(70)	(0.6)	41	58.6
Adjustments and Eliminations	(6)	(0.1)	(16)	(0.2)	10
Total consolidated EBITDA	11,115	100.0	11,090	100.0	25	0.2	(0.5)
EBITDA margin	40.9		38.2		+2.7 pp		+2.2 pp

Report on Operations 2009

Telecom Italia Group

The following chart summarizes the changes in EBITDA:

(Revenues and income) / costs and expenses excluded from the calculation of organic EBITDA are the following:

(millions of euros)	2009	2008	Change

Disputes and settlements	154	34	120
Costs for services of the Brazil Business Unit associated with the resolution of a dispute	22	-	22
Other	36	3	33
Expenses for mobility under Law 223/91	-	292	(292)
Total non-organic (revenues and income) / costs and expenses	212	329	(117)

EBITDA was particularly impacted by the change in the line items analyzed below:

Acquisition of goods and services

Acquisition of goods and services stands at 11,480 million euros, decreasing 1,640 million euros (-12.5%) compared to 2008 (13,120 million euros) and connected in part with the exchange rate effect, particularly that of the Brazil Business Unit (-99 million euros). In any case, the reductions are across all areas of expenses, particularly purchases of goods by the Domestic and Brazil Business Units and the portion of revenues to be paid to other operators.

In detail:

(millions of euros)	2009	2008	Change

Purchases of goods	1,852	2,707	(855)
Portion of revenues to paid to other operators and interconnection costs	4,282	4,927	(645)
Commercial and advertising costs	2,012	1,971	41
Power, maintenance and outsourced services	1,254	1,280	(26)
Rent and leases	572	572	-
Other service expenses	1,508	1,663	(155)
Total acquisition of goods and services	11,480	13,120	(1,640)
EBITDA margin	42.3	45.2	(2.9) pp

Report on Operations 2009

Telecom Italia Group

Employee benefits expenses

Details are as follows:

(millions of euros)	2009	2008	Change

Employee benefits expenses – Italian companies:
Ordinary expenses of employees	3,467	3,518	(51)
Expenses for mobility under Law 223/91	-	292	(292)
Total employee benefits expenses - Italy	3,467	3,810	(343)
Total employee benefits expenses - Foreign	267	304	(37)
Total employee benefits expenses	3,734	4,114	(380)
% of Revenues	13.7	14.2	(0.5) pp

In the Italian component of ordinary employee benefits expenses, the decrease of 51 million euros is the result of the reduction in the average salaried number of the workforce (-2,821 compared to 2008, at the same scope of consolidation) and is mainly offset by the effect of the increase in minimum salaries established by the TLC collective national labor contract since June 2008 and the impact of expenses for the renewal of the collective national labor contract on October 23, 2009.

In 2008, employee benefits expenses had included expenses for 292 million euros for the start of mobility procedures under Law 223/91 by the Parent Telecom Italia, Telecom Italia Sparkle, Olivetti and Olivetti I-Jet.

In the foreign component of employee benefits expenses, the decrease of 37 million euros is largely due to the reduction in the average salaried number of the workforce (-352 compared to 2008, net of changes in the scope of consolidation), the exchange rate effect of the Brazil Business Unit (-8 million euros) and also the exclusion from the scope of consolidation of the Entel Bolivia group (-4 million euros).

The average salaried number of the workforce is the following:

(equivalent number)	2009	2008	Change

Average salaried workforce – Italy	60,324	63,145	(2,821)
Average salaried workforce – Foreign (1)	9,640	10,363	(723)
Total average salaried workforce (2)	69,964	73,508	(3,544)
Non-current assets held for sale – Foreign (3)	2,168	3,277	(1,109)
Total average salaried workforce – including Non-current assets held for sale	72,132	76,785	(4,653)

(1) The change compared to 2008 includes a reduction due to the exclusion of an average of 371 people, relating to the Entel Bolivia group.

(2) The total includes people with temp work contracts: 316 average in 2009 (of whom: 279 average, Italy, and 37 average, foreign); 1 ,073 average in 2008 (of whom: 1,013 average, Italy, and 60 average, foreign).

(3) In 2009, it includes the average salaried workforce of HanseNet (2,168); in 2008 it comprised the average salaried workforce of HanseNet (2,520) and Liberty Surf group, sold at the end of August 2008 (757).

The headcount at December 31, 2009 is the following:

(number)	12/31/2009	12/31/2008	Change

Headcount – Italy	60,872	64,242	(3,370)
Headcount – Foreign	10,512	11,078	(566)
Total (1)	71,384	75,320	(3,936)
Non-current assets held for sale – Foreign	2,205	2,505	(300)
Total - including Non-current assets held for sale	73,589	77,825	(4,236)

(1) Includes headcount of employees with temp work contracts: 56 at 12/31/2009 (of whom: 43, Italy, and 13, foreign) and 782 at 12/31/2008 (of whom: 721, Italy, and 61, foreign).

The foreign headcount at December 31, 2009 includes 580 people as a result of the entry of Intelig Telecomunicações Ltda in the scope of consolidation of the Brazil Business Unit.

Report on Operations 2009

Telecom Italia Group

Other income

Details are as follows:

(millions of euros)	2009	2008	Change

Late payment fees charged for telephone services	71	86	(15)
Recovery of costs for employees, purchases and services rendered	46	51	(5)
Capital and operating grants	49	42	7
Damage compensation, penalties and sundry recoveries	30	64	(34)
Sundry income	86	93	(7)
Total	282	336	(54)

Other operating expenses

Details are as follows:

(millions of euros)	2009	2008	Change

Writedowns and expenses in connection with credit management	565	687	(122)
Accruals to provisions	168	74	94
Telecommunications operating fee	318	315	3
Taxes on revenues of Brazilian companies	271	282	(11)
Indirect duties and taxes	128	139	(11)
Penalties, settlement compensation and administrative sanctions	73	63	10
Association dues and fees, donations, scholarships and traineeships	26	26	-
Sundry expenses	67	45	22
Total	1,616	1,631	(15)

The change compared to 2008 includes the exchange rate effect of the Brazil Business Unit (-29 million euros).

Specifically, writedowns and expenses in connection with credit management include 404 million euros referring to the Domestic Business Unit (402 million euros in 2008) and 153 million euros to the Brazil Business Unit (280 million euros in 2008, which recorded higher credit writedowns for the Televendita sales channel).

The accruals to provisions recorded mainly for pending disputes include 136 million euros referring to the Domestic Business Unit (31 million euros in 2008) and 25 million euros to the Brazil Business Unit (36 million euros in 2008).

Depreciation and amortization

Details are as follows:

(millions of euros)	2009	2008	Change

Amortization of intangible assets with an finite useful life	2,251	2,324	(73)
Depreciation of property, plant and equipment – owned and leased	3,300	3,352	(52)
Total	5,551	5,676	(125)

The reduction in amortization and depreciation charges is mainly in reference to the Domestic Business Unit (-116 million euros) and the remaining balance relates to the net effect between the change in the Brazilian real/euro exchange rate (-34 million euros) and higher amortization and depreciation charges by the Brazil Business Unit.

Report on Operations 2009

Telecom Italia Group

Net losses on disposals of non-current assets

Net losses on disposals of non-current assets total 59 million euros and principally include:

•

the negative impact of a total of 39 million euros in connection with the final disposal of the platform for credit management of the fixed consumer clientele segment of the Domestic Business Unit. In the first half of 2009, the platform had been written down by 48 million euros, now reduced to 39 million euros following a more exact analysis of the assets effectively retired;

•

the negative impact of a total of 11 million euros connected with the sale of a 60% stake in Telecom Media News S.p.A. by Telecom Italia Media S.p.A..

In 2008, this line item had included net gains of 9 million euros due to the sale of the Pay-per-View business by Telecom Italia Media and net other gains mainly referring to the sale of buildings.

Impairment reversals (losses) on non-current assets

The impairment losses on non-current assets amount to 12 million euros, unchanged compared to the prior year. In 2009, of that amount, 6 million euros refers to the impairment loss resulting from the impairment test on the goodwill attributed, within Other operations, to the consolidated company BBNed and the remaining amount refers to the impairment loss on property, plant and equipment recognized principally by the Domestic Business Unit.

EBIT

EBIT is 5,493 million euros, increasing 56 million euros compared to 2008 (+1.0%).  The EBIT margin went from 18.7% in 2008 to 20.2% in 2009. The organic change in EBIT is a positive 29 million euros (+0.5%); at the organic level, the EBIT margin is 21.2% in 2009 (19.9% for the prior year).

The following chart summarizes the changes in EBIT:

(Revenues and income) / costs and expenses excluded from the calculation of organic EBIT are the following:

(millions of euros)	2009	2008	Change

Non-organic (income) expenses already described under EBITDA	212	329	(117)
Losses (Gains) on disposals of buildings, investments and intangible assets	50	(34)	84
Impairment loss BBNed	6	-	6
Other expenses	-	(1)	1
Total Non-organic (revenues and income) / costs and expenses	268	294	(26)

Report on Operations 2009

Telecom Italia Group

Share of profits (losses) of associates and joint ventures accounted for using the equity method

Details are as follows:

(millions of euros)	2009	2008	Change

ETECSA	54	53	1
Other	13	11	2
Total	67	64	3

Other income (expenses) from investments

Other income (expenses) from investments in 2009 amount to a negative 51 million euros and include the writedown of 39 million euros on the 19.37% investment in the Italtel Group. The amount of the investment, recorded at cost, was written off on the basis of a valuation backed by a specific report on its estimated value, conducted by an independent appraiser. The line item also includes gains, net of relative transaction expenses of 3 million euros, on the disposals, in early 2009, of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark, which had already been classified in Non-current assets held for sale at December 31, 2008.

Finance income (expenses)

Details are as follows:

(millions of euros)	2009	2008	Change

Fair value measurement of call options on 50% of Sofora Telecomunicaciones share capital	60	(190)	250
Income (expenses) on bond buybacks	-	62	(62)
Early closing of derivative instruments	22	19	3
Writedown of receivables from Lehman Brothers	-	(58)	58
Accrual to provisions for interest (Telecom Italia Sparkle case)	(10)	(10)	-
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(2,242)	(2,434)	192
Total	(2,170)	(2,611)	441

The change in finance income (expenses) was impacted by the following:

•

the overall reduction in interest rates and lower debt exposure and an improvement, compared to the prior year, in the impact of fair value adjustments on positions that qualified for hedge accounting;

•

the improvement in the fair value measurement of the call options on Sofora share capital;

•

the absence of the effect, compared to 2008, of the writedown of receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc. arising on transactions in derivative instruments hedging financial risks on existing financial liabilities;

•

lower income on bond buybacks. Such bond repurchase transactions, although having no impact in terms of  finance income (expenses) in 2009 (income of 62 million euros in 2008), will give rise to lower finance expenses prospectively and constitute an efficient alternative investment of liquidity.

Moreover, net finance expenses in 2009 and 2008 include an accrual of 10 million euros to the provision for risks and charges referring to the Telecom Italia Sparkle case.

Income tax expense

Income tax expense is 1,121 million euros, increasing 444 million euros compared to 2008.

Specifically, it should be noted that the year 2008 had benefited from the positive effect of 515 million euros due to the tax realignment of off-book deductions carried out by some Group companies pursuant to Law 244 dated December 24, 2007 and the recognition of 60 million euros of deferred tax assets which became recoverable by some Group companies.

Net of this effect, income taxes post a reduction of 131 million euros in 2009 compared to the prior year described as follows:

Report on Operations 2009

Telecom Italia Group

•

lower taxes of the Parent in 2009 for 143 million euros due mainly to the filing of an application for the reimbursement of prior years’ Ires taxes corresponding to 10% of deductible Irap taxes, pursuant to Legislative Decree 185 dated November 29, 2008, art. 6, as well as lower taxes of the prior year;

•

higher 2009 income taxes (12 million euros) due mainly to a higher tax base by the Parent.

Profit (Loss) from Discontinued operations/Non-current assets held for sale

In 2009, this line item is a negative 622 million euros and includes:

•

the writedown of the goodwill allocated to Broadband activities in Germany, accruals to provisions and other expenses relating to the disposal, on February 16, 2010, of the entire investment held in HanseNet Telekommunikation GmbH (-597 million euros);

•

the negative contribution on consolidation of HanseNet for 23 million euros including the impacts of the amortization of the customer relationship and the audience agreement which resulted on the acquisition of the AOL internet business in Germany;

•

additional expenses connected with sales transactions in previous years (-2 million euros).

In 2008, this line item was a negative 39 million euros and had included:

•

the net impact of Liberty Surf Group S.A.S., being the balance between the gain on the disposal and the company’s negative contribution to the consolidated result (-28 million euros);

•

HanseNet’s negative contribution on consolidation, including an impairment loss of 21 million euros and the net contribution of the company to the consolidated result (for a total of -10 million euros);

•

additional expenses connected with sales transactions in previous years (-1 million euros).

Additional details are provided in the section “Discontinued operations / Non-current assets held for sale”.

Profit for the year

The profit for the year can be detailed as follows:

(millions of euros)	2009	2008

Profit for the year	1,596	2,178
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	2,203	2,216
Profit (loss) from Discontinued operations /Non-current assets held for sale	(622)	(39)
Profit (loss) attributable to owners of the Parent	1,581	2,177
Non-controlling interests:
Profit (loss) from continuing operations	15	1
Profit (loss) from Discontinued operations /Non-current assets held for sale	-	-
Profit (loss) attributable to Non-controlling interests	15	1

Report on Operations 2009

Telecom Italia Group

Consolidated financial position performance

Financial position structure

(millions of euros)	12/31/2009	12/31/2008	Change	12/31/2008
		Restated (1)		Restated
	(a)	(b)	(a-b)
ASSETS
Non-current assets	68,498	69,567	(1,069)	70,957
Goodwill	43,627	43,230	397	43,891
Intangible assets with a finite useful life	6,282	6,154	128	6,492
Tangible assets	14,902	15,116	(214)	15,662
Other non-current assets	3,687	5,067	(1,380)	4,912
Current assets	16,450	14,904	1,546	14,684
Inventories, Trade and miscellaneous receivables and other current assets	7,870	8,383	(513)	8,480
Current income tax receivables	79	73	6	73
Investments	39	39		39
Securities other than investments, Financial receivables and other non-current financial assets, Cash and cash equivalents	8,462	6,409	2,053	6,092
Discontinued assets/Non-current assets held for sale	1,233	1,752	(519)	9
of a financial nature	81	20	61	-
of a non-financial nature	1,152	1,732	(580)	9
	86,181	86,223	(42)	85,650
EQUITY AND LIABILITIES
Equity	27,120	26,328	792	26,328
Non-current liabilities	39,806	40,303	(497)	40,356
Current liabilities	18,288	18,697	(409)	18,966
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	967	895	72	-
of a financial nature	659	546	113	-
of a non-financial nature	308	349	(41)	-
	86,181	86,223	(42)	85,650

(1) For purposes of comparison, the figures at December 31, 2008 have been restated in order to consider HanseNet Telekommunikation GmbH in Discontinued operations/Non-current assets held for sale.

Non-current assets

•

Goodwill: increased 397 million euros due to the recognition of goodwill for 96 million euros on the acquisition of the investment in Intelig Telecomunicações Ltda  by the Brazil Business Unit and to the fluctuation in the exchange rates of the Brazilian companies (+307 million euros), and also to the impairment loss, recorded on the basis of the results of the impairment test, of 6 million euros on the goodwill attributed, within Other operations, to the consolidated company BBNed.

•

Intangible assets with a finite useful life: increased 128 million euros as a result of the following:

•

additions (+2,017 million euros);

•

amortization charge for the year (-2,251 million euros);

•

disposals, exchange differences, change in the scope of consolidation and other movements (for a net balance of +362 million euros).

Report on Operations 2009

Telecom Italia S.p.A.

•

Tangible assets: decreased 214 million euros from 15,116 million euros at the end of 2008 to 14,902 million euros at December 31, 2009, as a result of:

•

additions (+2,526 million euros);

•

depreciation charge for the year (-3,300 million euros);

•

disposals, exchange differences, change in the scope of consolidation and other movements (for a net balance of +560 million euros).

Discontinued assets/Non-current assets held for sale

Discontinued assets/Non-current assets held for sale at December 31, 2009 refer to HanseNet Telekommunikation GmbH and include:

•

assets of a financial nature for 81 million euros;

•

goodwill equal to 103 million euros, already net of the impairment loss of 558 million euros recognized during 2009;

•

other assets of a non-financial nature for 1,049 million euros.

At December 31, 2008, Discontinued assets/Non-current assets held for sale had referred to HanseNet and also, for 9 million euros, to the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark, which were sold in March 2009.

Consolidated equity

Consolidated equity amounts to 27,120 million euros (26,328 million euros at December 31, 2008), of which 25,952 million euros is attributable to owners of the Parent (25,598 million euros at December 31, 2008) and 1,168 million euros is attributable to Non-controlling interests (730 million euros at December 31, 2008).

In greater detail, the changes in equity are the following:

(millions of euros)	2009	2008

At the beginning of the year (historical data)	26,856	26,985
Restatement for errors (*))	(497)	(487)
Change in accounting principles (**)	(31)	(4)
At the beginning of the year (restated)	26,328	26,494
Profit for the year	1,572	(**) 1,625
Dividends declared by:	(1,053)	(1,668)
- Telecom Italia S.p.A.	(1,029)	(1,609)
- Other Group companies	(24)	(59)
Bond conversions, equity instruments granted and purchase of treasury shares	(9)	(26)
Change in scope of consolidation and other changes	282	(97)
At the end of the year	27,120	26,328

(*) Includes the impact of the correction of errors – as defined by IAS 8 – recognized in relation to the Telecom Italia Sparkle case, as fully described in the Note “Restatement for errors and changes in accounting policies” to the consolidated financial statements of the Telecom Italia Group at December 31, 2009.

 (**) Includes the impact of the retrospective application of IFRIC 13 (Customer Loyalty Programmes).

Report on Operations 2009

Telecom Italia Group

Net financial debt and financial flows

Net debt is composed as follows:

Net financial debt

(millions of euros)	12/31/2009	12/31/2008	Change	12/31/2008
		Restated (1)		Restated
	(a)	(b)	(a-b)
NON-CURRENT FINANCIAL LIABILITIES
Bonds	26,369	25,680	689	25,680
Amounts due to banks, other financial payables and liabilities	8,818	9,134	(316)	9,134
Finance lease liabilities	1,565	1,694	(129)	1,713
	36,752	36,508	244	36,527
CURRENT FINANCIAL LIABILITIES *
Bonds	3,667	4,497	(830)	4,497
Amounts due to banks, other financial payables and liabilities	3,069	1,496	1,573	1,496
Finance lease liabilities	250	266	(16)	274
	6,986	6,259	727	6,267
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	659	546	113	-
GROSS FINANCIAL DEBT	44,397	43,313	1,084	42,794

NON-CURRENT FINANCIAL ASSETS
Securities other than investments	(15)	(15)	-	(15)
Financial receivables and other non-current financial assets	(1,092)	(2,830)	1,738	(2,648)
	(1,107)	(2,845)	1,738	(2,663)
CURRENT FINANCIAL ASSETS
Securities other than investments	(1,843)	(185)	(1,658)	(185)
Financial receivables and other current financial assets	(1,115)	(828)	(287)	(491)
Cash and cash equivalents	(5,504)	(5,396)	(108)	(5,416)
	(8,462)	(6,409)	(2,053)	(6,092)
Financial assets relating to Discontinued operations/Non-current assets held for sale	(81)	(20)	(61)	-
FINANCIAL ASSETS	(9,650)	(9,274)	(376)	(8,755)

NET FINANCIAL DEBT CARRYING AMOUNT	34,747	34,039	708	34,039
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(798)	487	(1,285)	487
ADJUSTED NET FINANCIAL DEBT	33,949	34,526	(577)	34,526
Detailed as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	42,980	41,745	1,235	41,226
TOTAL ADJUSTED FINANCIAL ASSETS	(9,031)	(7,219)	(1,812)	(6,700)

(*) of which current portion of medium/long-term debt:
Bonds	3,667	4,497	(830)	4,497
Amounts due to banks, other financial payables and liabilities	2,557	684	1,873	684
Finance lease liabilities	250	266	(16)	274

(1) For purposes of comparison, the figures at December 31, 2008 have been restated in order to consider HanseNet  Telekommunikation GmbH in Discontinued operations/Non-current assets held for sale.

Report on Operations 2009

Telecom Italia Group

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 60% - 70% for the fixed-rate component and 30% - 40% for the floating-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, featuring prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.

With this in mind and in order to present a more realistic analysis of net financial debt, already starting from the June 2009 report, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a new indicator was also presented denominated “adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual financial settlement.

Treasury policies

The Group employs a variety of instruments to finance its operations and raise liquidity. The instruments used are bond issues, alongside committed and uncommitted bank lines.

Telecom Italia has a centralized treasury function which operates in the interests of the entire Group:

-

allocating liquidity where necessary

-

obtaining excess cash resources from the Group companies

-

guaranteeing an adequate level of liquidity compatible with individual needs

-

acting on behalf of its subsidiaries to negotiate bank lines

-

providing financial consulting services to its subsidiaries

These activities reduce the Group companies’ need to seek bank lines and enable those companies to obtain better conditions from the banking system by keeping a constant watch over cash flows and ensuring a more efficient use of liquidity in excess of requirements.

Report on Operations 2009

Telecom Italia Group

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2009:

Net operating free cash flow

(millions of euros)	2009	2008	Change

EBITDA	11,115	11,090	25
Capital expenditures on an accrual basis	(4,543)	(5,040)	497

Change in net operating working capital:	(185)	(397)	212
Change in inventories	(30)	(74)	44
Change in trade receivables and net amounts due on construction contracts	336	737	(401)
Change in trade payables (*)	(376)	(1,008)	632
Other changes in operating receivables/payables	(115)	(52)	(63)
Change in provisions for employees benefits	(173)	233	(406)
Change in operating provisions and Other changes	84	(250)	334
Net operating free cash flow	6,298	5,636	662
% of Revenues	23.2	19.4	3.8 pp

(*) Including the change in trade payables for amounts due to fixed asset suppliers.

Net operating free cash flow amounts to 6,298 million euros in 2009 and shows an improvement of 662 million euros compared to the prior year. The change is mainly the result of the reduction in capital expenditure requirements (-497 million euros compared to 2008).

Report on Operations 2009

Telecom Italia Group

Capital expenditures flow

Capital expenditures flow is 4,543 million euros, decreasing 497 million euros compared to 2008. The breakdown is as follows:

(millions of euros)	2009		2008		Change
	% of total		% of total

Domestic	3,523	77.5	3,658	72.6	(135)
Brazil – other investments	964	21.2	871	17.3	93
Brazil – 3G license purchase	-	-	477	9.4	(477)
Media, Olivetti and Other Operations	64	1.4	79	1.6	(15)
Adjustments and Eliminations	(8)	(0.1)	(45)	(0.9)	37
Total	4,543	100.0	5,040	100.0	(497)
% of Revenues	16.7		17.4		(0.7)pp

Capital investments in 2008 had included 477 million euros for the purchase of mobile telephone licenses for the Brazil Business Unit’s 3G service. The reduction in the Domestic Business Unit, although including 89 million euros for the purchase of frequencies assigned to the operator IPSE, is also due to the impact of programs to cut costs and capital expenditures begun in 2008.

The following also had an effect on net financial debt during 2009:

Disposal of investments and other divestitures flow

Disposal of investments and other divestitures flow amounts to 53 million euros (599 million euros in 2008) and mainly refers to the sale of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark (for total cash receipts of 13 million euros), the sale of the investment in Telecom Media News in 2009, after the necessary capitalization, and also the disposal of other tangible and intangible assets. In particular, the disposals of tangible assets included the cancellation of a contract for the purchase of an aircraft which involved the manufacturer’s restitution of the advances that had been paid by Telecom Italia (about 21 million euros).

The flow in 2008 had mainly related to the sale, in August 2008, of Liberty Surf group (744 million euros, including the deconsolidation of the net financial debt of the subsidiary sold) and the sale of the Pay-per-View business in December 2008.

Financial investments and treasury shares buyback flow

Financial investments and treasury shares buyback flow amounts to 65 million euros and refers not only to the entry of Intelig Telecomunicações Ltda in the scope of consolidation but also to the buyback of a total of 11.4 million Telecom Italia ordinary shares purchased to service the top management incentive plan denominated Top Plan 2008. The average unit price was 0.92959 euros per share (including agent commissions) for a total payment of 11 million euros.

Moreover, in July 2009, the Parent, Telecom Italia, purchased on the market 39,500 Telecom Italia Media savings shares to add to the 221,000 Telecom Italia Media savings shares already held. Such purchases required a total disbursement of 4,470 euros, corresponding to the average cost of 0.11317 euros per share (including agent commissions).

The purchases of Telecom Italia and Telecom Italia Media shares were carried out through the financial agent Mediobanca which operated with a mandate for the purchase of the shares on behalf of the Company in complete autonomy and independently of Telecom Italia and in accordance with the “Regulation of the markets organized and operated by Borsa Italiana S.p.A.” and the relative instructions.

Finance expenses, taxes and other net non-operating requirements flow

Finance expenses, taxes and other net non-operating requirements flow mainly includes the payment, made during 2009, of taxes (for 2,301 million euros, which comprise 248 million euros for tax disputes which had already been provided for in the financial statements of prior years), net finance expenses and also the change in non-operating receivables and payables.

Report on Operations 2009

Telecom Italia Group

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during 2009 resulted in a positive effect on net financial debt at December 31, 2009 of 1,034 million euros (794 million euros at December 31, 2008).

Gross financial debt

Bonds

Bonds at December 31, 2009 are recorded for 30,036 million euros (30,177 million euros at December 31, 2008). Their nominal repayment amount is 29,106 million euros, increasing 286 million euros compared to December 31, 2008 (28,820 million euros).

The change in bonds during 2009 is as follows:

(millions of original currency)	currency	amount

NEW ISSUES			Issue date
Telecom Italia S.p.A. 500 million euros, 7.875% maturing 1/22/2014	Euro	500	1/22/2009
Telecom Italia S.p.A. 650 million euros, 6.75% maturing 3/21/2013	Euro	650	3/19/2009
Telecom Italia S.p.A. 850 million euros, 8.25% maturing 3/21/2016	Euro	850	3/19/2009
Telecom Italia S.p.A. 750 million pounds sterling, 7.375% maturing 12/15/2017	GBP	750	5/26/2009
Telecom Italia Capital S.A. 1,000 million U.S. dollars, 6.175% maturing 6/18/2014	USD	1,000	6/18/2009
Telecom Italia Capital S.A. 1,000 million U.S. dollars, 7.175% maturing 6/18/2019	USD	1,000	6/18/2009

REPAYMENTS			Repayment date
Telecom Italia Finance S.A. 5.15%, issue guaranteed by Telecom Italia S.p.A.	Euro	1,450(*)	2/9/2009
Telecom Italia S.p.A. Floating Rate Notes Euribor 3 months +0.60%	Euro	110	3/30/2009
Telecom Italia Finance S.A. 6.575%, issue guaranteed by Telecom Italia S.p.A.	Euro	1,849(**)	7/30/2009

BUYBACKS			Buyback period
Telecom Italia Finance S.A. 1,849(**) million euros 6.575% maturing July 2009	Euro	253.77	January – June
Telecom Italia Finance S.A. 119 million euros Floating Rate Notes maturing June 2010	Euro	20.00	March – May
Telecom Italia S.p.A. 796 million euros Floating Rate Notes maturing June 2010	Euro	53.75	April – May
Telecom Italia Finance S.A. 1,997 million euros 7.50% maturing April 2011	Euro	2.68	October

NOTES
Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: 348 million euros (nominal amount) as of December 31, 2009, the same as of December 31, 2008.

Bond buybacks: in 2009, as in 2008, the Telecom Italia Group bought back bonds in order to:

•

give investors a further possibility of monetizing their positions;

•

partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

(*) Net of 50 million euros of bonds repurchased by the company in 2008.

(**) Net of 107 million euros and 254 million euros of bonds repurchased by the company in 2008 and in 2009.

Revolving Credit Facility and Term Loan

The composition and drawdown of the syndicated committed credit lines available at December 31, 2009,

Report on Operations 2009

Telecom Italia Group

represented by the Term Loan (TL) for 1.5 billion euros expiring January 2010 (repaid using available cash) and the Revolving Credit Facility (RCF) for a total of 8 billion euros expiring August 2014, are presented in the following table:

	12/31/2009		12/31/2008
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down

Term Loan – expiring 2010	1.5	1.5	1.5	1.5
Revolving Credit Facility – expiring 2014	8.0	1.5	8.0	1.5
Total	9.5	3.0	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility and Term Loan for the following amounts:

•

under the RCF, the bank has a commitment for 127 million euros of which 23.8 million euros has been disbursed;

•

under the TL, the bank has a commitment for 19.9 million euros, for an amount completely disbursed, duly repaid at the line’s expiration date (January 28, 2010).

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.46 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is equal to about 5.4%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amount, as contractually agreed, reference should be made to the Notes “Financial liabilities (current and non-current)” and “Financial risk management” in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, amounts to 7,347 million euros at December 31, 2009 (5,581 million euros at December 31, 2008) which, together with its unused committed credit lines of 6.5 billion euros, allows the Group to amply meet its repayment obligations over the next 18-24 months. During 2009, the situation in the European and United States financial markets made it possible to issue new bonds and obtain new loans at advantageous conditions. The higher level of liquidity at year-end 2009 compared to 2008 guarantees the coverage of requirements in connection with the repayment of loans in the early months of the year. In fact, in the first two months of 2010, repayments amounted to about 3.0 billion euros (about 1.5 billion euros in the first few months of 2009).

In February 2010, Telecom Italia S.p.A. issued bonds maturing in 2022 for 1,250 million euros and a new syndicated revolving facility was signed for 1,250 million euros for a period of 3 years.

Furthermore, 638 million euros classified in Financial receivables and other current financial assets refers to financial assets of the Group due from HanseNet Telekommuninkation GmbH which was fully repaid upon the sale of the company on February 16, 2010.

In particular:

•

Cash and cash equivalents amount to 5,504 million euros (5,396 million euros at December 31, 2008). The different technical forms of investing available cash at December 31, 2009, including euro commercial paper for 20 million euros, can be analyzed as follows:

-

Maturities: investments have a maximum maturity date of three months;

-

Counterpart risk: investments are made with leading banks and financial institutions with high-credit- quality and a rating of at least A;

Report on Operations 2009

Telecom Italia Group

-

Country risk: investments are mainly made in major European financial markets.

•

Securities other than investments amount to 1,843 million euros (185 million euros at December 31, 2008). Such forms of investment represent alternatives to liquidity investments with the aim of raising the yield. These mainly consist of 900 million euros (nominal amount) in Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P’s); 200 million euros in a monetary fund, 200 million euros in a government fund, both with AAA ratings by S&P’s and managed by a leading international credit institution; 112 million euros in bonds issued by counterparts with ratings of at least BBB with different maturities, but all with an active market, that is, readily convertible into cash; 350 million euros of securities invested in a Belgian-registered SICAV with at least an A rating.

***

As part of the ongoing investigation of Telecom Italia Sparkle and the related court order served on the company on February 23, 2010, the courts issued a seizure order for 298 million euros on Telecom Italia Sparkle corresponding to the alleged unlawful deduction of VAT related to the transactions under investigation.

Moreover, on April 2, 2010, in addition to the amounts seized, Telecom Italia Sparkle provided two guarantees for a total amount of about 195 million euros on behalf of the courts (for about 72 million euros) and the Financial Administration (for about 123 million euros).

***

In the fourth quarter of 2009, adjusted net financial debt decreased 1,144 million euros. The effects of the positive operating change were only partly absorbed by tax payments.

Adjusted net financial debt

(millions of euros)	12/31/2009	9/30/2009	Change

NET FINANCIAL DEBT CARRYING AMOUNT	34,747	35,506	(759)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(798)	(413)	(385)
ADJUSTED NET FINANCIAL DEBT	33,949	35,093	(1,144)
Detailed as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	42,980	42,621	359
TOTAL ADJUSTED NET FINANCIAL ASSETS	(9,031)	(7,528)	(1,503)

***

Report on Operations 2009

Telecom Italia Group

Events Subsequent to December 31, 2009

With regard to subsequent events, reference should be made to the specific Note “Events subsequent to December 31, 2009” in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group.

Business Outlook for the Year 2010

As for the Telecom Italia Group’s outlook for the current year, the objectives linked with the principal economic indicators, as outlined in the Business Plan 2010-2012, are, for the full year 2010:

•

Organic revenues (at comparable exchange rates and scope of consolidation 2010): a contraction of 2% to 3% against the previous year;

•

Organic EBITDA: basically stable in comparison with the prior year;

•

Capital expenditures: approximately 4.3 billion euros;

•

Net adjusted debt: about 32 billion euros at year-end 2010.

Principal risks and uncertainties

The business outlook for 2010 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

The following are the main risks and uncertainties concerning the Telecom Italia Group’s activities in 2010.

Macroeconomic outlook

The crisis running through the world economy is characterized by a generalized contraction in consumption although at levels varying in intensity according to the different geographic position and sector locations.

Concerning the Italian market, the recessive dynamics have to a greater degree affected the demand for investments, purchases of durable goods and consumer goods and, to a lesser degree, services such as telecommunications.

With regard to the South American market, especially in reference to Brazil, it should be underscored how the traditional volatility which has distinguished these economies during international economic crises is at this time considerably reduced compared to the past.

In this scenario which is more favorable than in the past, it is expected that 2010 will show a modest economic growth after years of sustained growth, barring uncontrolled phenomena of volatility in the most important macroeconomic areas (inflation rates, interest rates and exchange rates) of the major Latin American countries, and, in particular, Brazil, particularly because of Brazil’s recent progress in striking a balance in “energy” and solidity in terms of the balance in “food resources” which render the country less exposed to outside shocks than in the past.

Telecommunications market outlook

Telecommunications is proving to be one of the industries less exposed to a pro-cyclical trend by virtue of our company’s growing need to communicate and its role which is now pivotal to the sector as an abilitator and multiplicator of productivity. This is also confirmed by the continuing growth of demand for data services through mobile telephony, such as e-mail access or the possibility of using the web via cell phones equipped with expanded 3G technology.

Moreover, the development prospects of the Domestic market concerning the penetration of value-added services and the revenues especially expected from the business clientele segment (professionals and small and medium enterprises) could be further affected by the general evolution of the macroeconomic picture, particularly by the unemployment rate, and such adverse trend could therefore affect expected revenues from the sale of telecommunications services and products.

In the South American telecommunications market, and most particularly in Brazil, further growth is expected foremost in the mobile telephone and broadband markets. In the latter segment, mobile broadband increasingly represents a particularly competitive alternative to fixed broadband, given that the upgrade required for the

Report on Operations 2009

Telecom Italia Group

fixed network to perform at the levels of service of the HSDPA networks (such as those of Tim Brasil) would be particularly costly (much more costly than in countries such as Italy which is less dispersive geographically and which can start from an qualitatively higher initial starting point.)

With this in mind, Tim Brasil will focus a large part of its investments in selective geographical development of the broadband network so that it can raise its market share in the broadband segment while paying particular attention to the equilibrium between investments and the relative return on capital.

In this general context, Telecom Italia is fully aware of the persisting world crisis and the possible impacts on its business performances and guarantees a constant monitoring of the performance of its most exposed business segments. Furthermore, it is continuing to put into practice efficiency and expenditure optimization projects aimed at ensuring that the objectives are reached for providing cash flows and reducing debt.

Financial risks

In February 2010, Telecom Italia S.p.A. continued to refinance its debt by issuing 5.25% bonds for 1,250 million euros, maturing in 2022. Also, a new 3-year syndicated revolving facility has been signed with leading banks for 1,250 million euros.

The Telecom Italia Group pursues a financial risk management policy for market, credit and liquidity risk by defining, at the corporate level, the guidelines for operations management, the identification of the most suitable financial instruments to meet prefixed objectives, the monitoring of results achieved and the exclusion of recourse to derivative instruments for speculative purposes.

The Group particularly subscribes to an objective of an “adequate level of financial flexibility” expressed by keeping a treasury margin in terms of liquid assets and syndicated committed credit line which allow refinancing needs to be met for the next 12-18 months.

This particular situation of the financial markets has led the Telecom Italia Group to adopt an approach that is more prudent than the policy cited above and – at the end of 2009 – the Group has a treasury margin capable of meeting its repayment obligations for the next 18-24 months. Consequently, the Telecom Italia Group can wait for the most appropriate moment to access the financial market. Further details are provided in the Note “Financial risk management” in the annual consolidated financial statements at December 31, 2009 of the Telecom Italia Group.

Report on Operations 2009

Telecom Italia Group

Consolidated Financial Statements – Telecom Italia Group

Separate Consolidated Income Statements

Report on Operations 2009

Telecom Italia Group

Consolidated Statements of Comprehensive Income

In accordance with revised IAS 1 (Presentation of Financial Statements), which came into effect on January 1, 2009, the following statements of comprehensive income include the profit for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

Report on Operations 2009

Telecom Italia Group

Consolidated Statements of Financial Position

(1) For purposes of comparison, the figures at December 31, 2008 have been restated in order to consider HanseNet Telekommunikation GmbH in "Discontinued operations/Non-current assets held for sale.

Report on Operations 2009

Telecom Italia Group

Consolidated Statements of Cash Flows

(millions of euros)	Year 2009	Year 2008 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:		
Profit from continuing operations	2.218	2.217
Adjustments for:		
Depreciation and amortization	5.551	5.676
Impairment losses (reversals) on non-current assets (including investments)	27	212
Net change in deferred tax assets and liabilities	(48)	(1.031)
Losses (gains) realized on disposals of non-current assets (including investments)	55	(37)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(67)	(64)
Change in employee benefits	(173)	233
Change in inventories	(30)	(74)
Change in trade receivables and net amounts due from customers on construction contracts	336	737
Change in trade payables	(995)	(588)
Net change in current income tax receivables/payables	(1.170)	1.078
Net change in miscellaneous receivables/payables and other assets/liabilities	(229)	(98)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	**5.475**	**8.261**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets on an accrual basis	*(2.017)*	*(2.360)*
Purchase of tangible assets on an accrual basis	*(2.526)*	*(2.680)*
Total purchase of intangible and tangible assets on an accrual basis	(4.543)	(5.040)
Change in amounts due to fixed asset suppliers	619	*(419)*
Total purchase of intangible and tangible assets on a cash basis	(3.924)	(5.459)
Acquisitions of other investments	(6)	(6)
Change in financial receivables and other financial assets	(692)	(1.756)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of	(13)	452
Proceeds from sale/repayment of intangible, tangible and other non-current assets	66	97
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	**(4.569)**	**(6.672)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Change in current financial liabilities and other	(1.123)	1.267
Proceeds from non-current financial liabilities (including current portion)	5.563	2.317
Repayments of non-current financial liabilities (including current portion)	(4.260)	(4.302)
Proceeds from equity instruments	-	1
Consideration paid for equity instruments	(11)	(27)
Dividends paid	(1.050)	(1.665)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	**(881)**	**(2.409)**
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	**61**	**(41)**
AGGREGATE CASH FLOWS (E=A+B+C+D)	**86**	**(861)**
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)	**5.226**	**6.204**
Net foreign exchange differences on net cash and cash equivalents (G)	172	(117)
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)	**5.484**	**5.226**

Report on Operations 2009

Telecom Italia Group

Additional Cash Flow Information

(millions of euros)	Year 2009	Year 2008 Restated
Income taxes (paid) received	(2.301)	(633)
Interest expense paid	(3.250)	(3.429)
Interest income received	1.025	1.256
Dividends received	4	49

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euros)	Year 2009	Year 2008 Restated
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:		
Cash and cash equivalents - from continuing operations	5.396	6.398
Bank overdrafts repayable on demand – from continuing operations	(190)	(276)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	20	82
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5.226	6.204
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:		
Cash and cash equivalents - from continuing operations	5.504	5.396
Bank overdrafts repayable on demand – from continuing operations	(101)	(190)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	81	20
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5.484	5.226

Report on Operations 2009

Telecom Italia Group

Highlights – The Business Units of the Telecom Italia Group

The data of the Telecom Italia Group is presented in this Annual Report according to the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the relative support activities;

•

Brazil Business Unit: includes telecommunications operations in Brazil;

•

Media Business Unit: includes television network operations and management;

•

Olivetti Business Unit: includes activities for the manufacture of digital printing systems and office products;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

As a result of including HanseNet in Discontinued Operations, the European BroadBand Business Unit is no longer presented; the other companies of that Business Unit have become part of Other Operations. For purposes of comparison, the disclosure by operating segment for the periods under comparison has been consistently restated:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at year-end (number)

(millions of euros)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Domestic	21,662	23,227	9,865	9,959	5,394	5,405	3,523	3,658	58,736	61,816
Brazil	5,022	5,208	1,255	1,217	209	189	964	1,348	9,783	10,285
Media	230	287	(9)	(59)	(80)	(113)	53	50	757	967
Olivetti	350	352	(14)	(30)	(19)	(37)	4	3	1,098	1,194
Other Operations	158	218	(6)	19	(34)	(15)	8	26	1,010	1,058
Adjustments and Eliminations	(259)	(292)	(6)	(16)	23	8	(9)	(45)	-	-
Consolidated total	27,163	29,000	11,115	11,090	5,493	5,437	4,543	5,040	71,384	75,320

Report on Operations 2009

Telecom Italia Group

Highlights of the operating data of the Telecom Italia Group Business Units are presented in the following table.

	12/31/2009	12/31/2008	12/31/2007

DOMESTIC FIXED
Fixed-line network connections in Italy at period-end (thousands)	18,525	20,031	22,124
Physical accesses (Consumer +Business) at period-end (thousands)	16,097	17,352	19,221
Voice pricing plans (thousands)	5,417	5,834	6,375
Broadband accesses in Italy at period-end (thousands)	8,741	8,134	7,590
of which retail accesses (thousands)	7,000	6,754	6,427
Virgilio average daily page views during period (millions)	44.7	44.8	40.4
Virgilio average daily single visitors (millions)	3.2	2.5	2.1

Network infrastructure in Italy:
- access network in copper (millions of km - pair)	110.5	109.3	106.8
- access and carrier network in optical fiber (millions of km - fiber)	4.1	3.9	3.8

Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	55,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000

Total traffic:
Minutes of traffic on fixed-line network (billions)	134.4	144.3	156.8
- Domestic traffic	115.6	125.3	140.1
- International traffic	18.8	19.0	16.7

DOMESTIC MOBILE
Number of lines at period-end (thousands)	30,856	34,797	36,331
of which prepaid lines (thousands) (1)	24,398	28,660	30,834
Change in lines (%)	(11.3)	(4.2)	12.0
Churn rate (2)	30.1	23.6	16.4
Total outgoing traffic per month (millions of minutes)	2,982	3,054	2,766
Total outgoing and incoming traffic per month (millions of minutes)	4,260	4,316	4,052
Average monthly revenues per line (3)	20.0	20.0	22.2

BRAZIL
Number of lines at period-end (thousands)	41,102	36,402	31,254

MEDIA
La7 audience share Free to Air (analog mode) (average during period, in %)	3.0	3.1	3.0
La7 audience share Free to Air (analog mode) (last month of period, in %)	2.9	3.0	3.1

(1) Excluding “not human” SIM.

(2) The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3) The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Report on Operations 2009

Telecom Italia Group

The Business Units of the Telecom Italia Group

Domestic

►

The Business Unit

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

►

The structure of the Business Unit

The Domestic Business Unit is organized as follows:

(*) Principal companies: Telecom Italia S.p.A., Matrix S.p.A., Telenergia S.p.A., Telecontact Center S.p.A.,

     Path.Net S.p.A..

As regards the new “customer centric” organization which the Telecom Italian Group has adopted for the domestic market, the manner of representing the Business Unit has changed from the one presented in the 2008 annual report in which such information had been organized by fixed and mobile technology.

The principal operating and financial data of the Domestic Business Unit is now reported according to two Cash-generating units (CGU):

•

Core Domestic: Core Domestic includes all telecommunications activities inherent to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding infrasegment transactions. The sales market segments defined on the basis of the new “customer centric” organizational model are as follows:

•

Consumer: Consumer comprises the aggregate of voice and internet services products managed and developed for persons and families in the fixed and mobile telecommunications markets, public telephony and the web portal/services of the company Matrix;

•

Business: Business is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (small and medium enterprises) and SOHO (Small Office Home Office) in the fixed and mobile telecommunications markets;

•

Top: Top comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for Top, Large Account and Enterprise clientele in the fixed and mobile telecommunications markets;

•

National Wholesale: National Wholesale consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile operators in the domestic market;

•

Other (support structures): Other includes:

▪

Technology & Operations: services related to the development, building and operation of network infrastructures, real estate properties – plant and information technology, in addition to delivery and assurance processes regarding clientele services;

▪

Staff & Other: services carried out by staff functions and other support activities conducted by minor companies of the Group (Telenergia) offered to the market and other Business Units.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

•

International Wholesale: International Wholesale includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISP/ASP (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

►

Main operating and financial data

Key results in 2009 by the Domestic Business Unit overall and by segment of clientele and business compared to 2008 are presented in the following tables.

Domestic Business unit

(millions of euros)	2009	2008	Change
			amount	%	% organic

Revenues	21,662	23,227	(1,565)	(6.7)	(6.8)
EBITDA	9,895	9,959	(64)	(0.6)	(2.1)
EBITDA margin	45.7	42.9		2.8 pp	2.3 pp
EBIT	5,394	5,405	(11)	(0.2)	(1.6)
EBIT margin	24.9	23.3		1.6 pp	1.4 pp
Capital expenditures	3,523	3,658	(135)	(3.7)
Headcount at year-end (number)	58,736	61,816	(3,080)	(5.0)

Core Domestic

(millions of euros)	2009	2008	Change
			amount	%	% organic

Revenues (1) . Consumer . Business . Top . National Wholesale . Other	20,579 10,999 3,730 3,688 1,996 166	22,104 12,195 4,124 3,819 1,738 228	(1,525) (1,196) (394) (131) 258 (62)	(6.9) (9.8) (9.6) (3.4) 14.8 n.s.	(6.9) (9.8) (9.5) (3.4) 14.9 n.s.
EBITDA	9,561	9,592	(31)	(0.3)	(1.7)
EBITDA margin	46,5	43,4		3.1 pp	2.5 pp
EBIT	5,190	5,163	27	0.5	(0.9)
EBIT margin	25. 2	23.4		1.8 pp	1.6 pp
Capital expenditures	3,434	3,501	(67)	(1.9)
Headcount at year-end (number)	57,467	60,539	(3,072)	(5.1)

 (1)  The amounts indicated are net of infrasegment transactions.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

International Wholesale

(millions of euros)	2009	2008	Change
			amount	%	% organic

Revenues . of which third parties	1,710 1,208	1,830 1,267	(120) (59)	(6.6) (4.7)	(7.1) (5.5)
EBITDA	350	375	(25)	(6.7)	(8.2)
EBITDA margin	20.5	20.5
EBIT	209	236	(27)	(11.4)	(13.8)
EBIT margin	12.2	12.9
Capital expenditures	122	163	(41)	(25.2)	(26.1)
Headcount at year-end (number)	1,269	1,277	(8)	(0.6)

►

Revenues

Core Domestic Revenues

In particular, as regards the market segments, for the year 2009, the following changes compared to 2008 are noted:

•

Consumer: during 2009, the commercial policy of the mobile business underwent a fundamental transformation. In particular, the difficult macroeconomic context featuring a drop in usage by some brackets of the population and a fiercer competitive scenario required a rapid repositioning of TIM’s packages. From the traditional focus on the mobile device as the important driver of choice by the final customer and incentivation of the commercial network, there was a shift to a policy strongly rooted in effective advertising communication, on packages that further retain customers and a remuneration of the channel linked to the effective quality of the customer acquired.

Specifically, the reduction in Consumer segment revenues is 1,196 million euros (-9.8%), of which 742 million euros (-6.6%) refer to service revenues and 454 million euros (-49.1%) to product sales (mobile devices in particular). The reduction in service revenues (-742 million euros) can be ascribed to both the decrease in revenues from fixed voice (-333 million euros, -8%) and outgoing Mobile voice (-213 million euros or -6%). This is principally due to the contraction of the customer base, the impact of the change in regulated interconnection rates, especially mobile termination revenues (down 168 million euros, of which 122 million euros is due to rate reductions) and the decrease in traditional value-added service revenues (for messaging, a reduction of 76 million euros or -9%) and content revenues (-61 million euros or -24%). Such changes in the traditional business areas were in part offset by the growth of the customer base and broadband service revenues in the fixed area (+114 million euros or +13%) and mobile area (+42 million euros or +12%);

•

Business: the contraction in revenues (-394 million euros compared to 2008 or -9.6%, -9.5% at organic level) is mainly due to the continuation of the economic difficulties encountered in 2009 by small and medium businesses resulting in a reduction of usage. In addition to this, there was a contraction in the Customer Base: less significant than the prior year in the Fixed area and more prominent in the Mobile area. The reduction in revenues grew in both areas: Fixed -11% and Mobile -9%, even though the last period brought a lower decrease compared to 2009 third quarter. Nevertheless, in this context, positive trends were noted in the comparison of the two years such as the stability of Fixed Broadband revenues, the growth of Fixed Data Services (+3%) and the growth of mobile browsing revenues (+16%);

•

Top: revenue performance (-131 million euros or -3.4% year-on-year and -1.9% in the fourth quarter) is principally due to the ongoing contraction of the voice and data area (-8.7% year-over-year with a decrease of 7.7% in the fourth quarter). This is also linked to the economic scenario and the consequent reduction in usage by companies. Such change is partly offset by the continual, strong growth of ICT solutions and offerings (+15.3% year-on-year and +15.3% in the fourth quarter) with an increase in market share from about 9.2% in December 2008 to 11.4% in December 2009, as well as the improvement in the mobile area (-0.1% year-on-year with a decrease of -0.1% in the fourth quarter);

Report on Operations 2009

The Business Unit of the Telecom Italia Group

•

National Wholesale: the increase in revenues (+258 million euros or +14.8%; 14.9% in organic terms) is generated by the growth of the OLO (Other Licensed Operators) customer base on Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

International Wholesale Revenues

In 2009, International Wholesale (Telecom Italia Sparkle group) reported revenues of 1,710 million euros, down 120 million euros compared to 2008 (-6.6%) owing to the reduction in revenues from voice services both in the captive market and with third parties. The positive performance of IP/Data, Multinational Corporations and Consulting businesses was in part offset by the above reduction in voice services.

***

Besides the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports of the previous periods.

Revenues of the Business Unit by technology and market segment are reported below:

(millions of euros)	2009			2008			Change %

Market segment	Total	Fixed (*)	Mobile(*)	Total	Fixed (*)	Mobile(*)	Total	Fixed (*)	Mobile(*)
Consumer	10,999	5,037	6,251	12,195	5,285	7,270	(9.8)	(4.7)	(14.0)
Business	3,730	2,472	1,315	4,124	2,765	1,440	(9.6)	(10.6)	(8.7)
Top	3,688	2,956	823	3,819	3,053	824	(3.4)	(3.2)	(0.1)
National Wholesale	1,996	2,758	194	1,738	2,320	107	14.8	18.9	81.3
Other (support structures)	166	174	14	228	162	46	n.s	n.s	n.s.
Total Core Domestic	20,579	13,397	8,597	22,104	13,585	9,687	(6.9)	(1.4)	(11.3)
International Wholesale	1,710	1,710		1,830	1,830		(6.6)	(6.6)
Eliminations	(627)	(368)		(707)	(415)		n.s	n.s
Total Domestic	21,662	14,739	8,597	23,227	15,000	9,687	(6.7)	(1.7)	(11.3)

 (*) The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

Fixed Telecommunications Revenues

In 2009, revenues of the fixed telecommunications area amount to 14,739 million euros, decreasing 261 million euros (-1.7%) compared to the prior year. At the organic level, the change in revenues is a reduction of 279 million euros (-1.9%).

At December 31, 2009, the number of retail voice accesses is approximately 16.1 million (-1,255,000 accesses compared to December 31, 2008). The wholesale customer portfolio increased and at December 31, 2009 reached approximately 6.2 million accesses (+1,221,000 accesses compared to December 31, 2008). The overall access market recorded basic stability compared to December 2008.

The total broadband portfolio at December 31, 2009 is equal to 8.7 million accesses (+607,000 accesses compared to December 31, 2008), of which retail is 7.0 million and wholesale is 1.7 million.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

The following chart shows the trend of revenues in the major business areas:

Fonia Retail

	2009		2008		Change
(millions of euros)	% of total		% of total		amount	%

Traffic	2,726	40.1	3,118	41.4	(392)	(12.6)
Accesses	3,491	51.3	3,668	48.8	(177)	(4.8)
VAS voice services	207	3.0	252	3.3	(45)	(17.9)
Telephone products	380	5.6	486	6.5	(106)	(21.8)
Total Retail Voice	6,804	100.0	7,524	100.0	(720)	(9.6)

Retail voice revenues, in all major business areas, show an ongoing reduction in the customer base and traffic volumes due to the competitive environment in which the company operates. Combined with this are a reduction of regulated fixed-mobile termination rates and the discontinuance of certain mandatory or voluntary Premium services (offered by the company on a mandatory or voluntary basis): in fact, VAS service revenues decreased 45 million euros compared to 2008. The economic impact in terms of lower revenues from accesses (-177 million euros), despite the increase in subscriber charges which came into effect on February 1, 2009 for the domestic business, is nevertheless compensated by the expansion of national wholesale services (+170 million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals).

Internet

	2009		2008		Change
(millions of euros)		% of total	% of total		amount	%

Total Internet	1,707	100.0	1,630	100.0	77	4.7
of which content/portal	144	8.4	120	7.4	24	20.0

Revenues from internet are 1,707 million euros, increasing 77 million euros compared to 2008. The Narrowband component continues to decline and now represents only about 2% of total revenues. The total domestic retail broadband access portfolio in the domestic market reached 7.0 million accesses, growing 246,000 compared to the end of 2008. Flat-rate packages now account for 83.0% of the total retail broadband

Report on Operations 2009

The Business Unit of the Telecom Italia Group

customer portfolio (77% at year-end 2008). IPTV services continue to gain ground in the Consumer market (the portfolio has 401,000 customers, +72,000 compared to the end of 2008) and the Virgilio portal Web packages and activities grew. The Alice Casa offering has a portfolio of 621,000 customers (+503,000 compared to December 31, 2008) and accounts for 8.9% of the broadband portfolio compared to 1.7% at December 2008.

Business Data

	2009		2008		Change
(millions of euros)		% of total	% of total		amount	%

Leased lines	190	11.0	198	11.5	(8)	(4.0)
Data transmission	505	29.2	552	32.1	(47)	(8.5)
Data products	204	11.8	211	12.3	(7)	(3.3)
ICT	831	48.0	759	44.1	72	9.5
of which ICT services	510		448		62	13.8
of which ICT products	321		311		10	3.2
Total Business Data	1,730	100.0	1,720	100.0	10	0.6

Revenues of the Business Data area rose by 10 million euros (+0.6%) compared to 2008. The growth in the packages offered for ICT services and products is especially notable and those revenues increased 72 million euros (+9.5%), above all in the services area which grew by 13.8%.

Wholesale

	2009		2008		Change
(millions of euros)		% of total		% of total	amount	%

National Wholesale	2,888	70.1	2,459	65.1	429	17.4
International Wholesale (*)	1,229	29.9	1,318	34.9	(89)	(6.8)
Total Wholesale	4,117	100.0	3,777	100.0	340	9.0

(*) Includes sales to the third-party market and to domestic Mobile Telecommunications.

The customer portfolio of Telecom Italia’s Wholesale division reached about 6.2 million accesses for voice services and 1.7 million for broadband services at the end of 2009.

On the whole, revenues from national wholesale services show an increase of 429 million euros (+17.4%) compared to 2008. The change in wholesale revenues is related to the expansion of the customer base of alternative operators served through the various types of accesses.

Mobile Telecommunications Revenues

The program for the fundamental transformation of the mobile business’ commercial policy in the Consumer segment, as described earlier, led to a significant reduction in mobile devices sold which went from 7.9 million in 2008 to about 4.8 million in 2009, with noticeable benefits in terms of the contribution margin of the Domestic Business Unit.

Having said this, Mobile telecommunications revenues total 8,597 million euros, decreasing 1,090 million euros (-11.3%) compared to 2008. In fact, the new strategic direction led to a strong contraction in mobile handset revenues (-44%) in addition to the effects of the anticipated decrease in regulated interconnection rates and the reduction in the customer base which primarily occurred in the first part of the year. The excellent results obtained from mobile broadband plans, moreover, made it possible to offset in part the declining trend of valued-added traditional services (SMS).

At December 31, 2009, the number of Telecom Italia mobile lines is about 30.8 million. The reduction compared to December 31, 2008 can be attributed to greater selectivity in the sales policy focusing on higher-value customers. This strategy is confirmed by the number of postpaid lines which reached about 20% of total lines compared to about 17% at December 31, 2008, as well as the cessation of silent lines.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

The following chart summarizes the trend of the main types of revenues:

Outgoing Voice

Outgoing voice revenues total 4,583 million euros, decreasing 386 million euros (-7.8%) compared to 2008, mainly as a result of the reduction in the customer base.

Incoming Voice

Incoming voice revenues amount to 1,511 million euros, decreasing 173 million euros (-10.3%) compared to 2008, principally due to the reduction of prices for termination on the mobile network and marginally also to the above-mentioned contraction in the customer base.

Value-Added Services (VAS)

Value-added services (VAS) revenues amount to 2,022 million euros, decreasing 6.9% compared to 2008. Such contraction is primarily attributable to VAS content (ring tones, logos and games) following a drop in the usage of such services caused by the general economic situation. The ratio of VAS revenues to revenues from services is about 25%, in line with the 2008 average.

Handset Sales

Handset sales revenues are 482 million euros, decreasing 378 million euros compared to 2008. The reduction is due to lower quantities sold in response to a more selective sales policy that rationalizes the product portfolio and focuses on quality (higher percentage of advanced handsets and devices using mobile internet) and also to the margins on these same handsets and devices.

***

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EBITDA

EBITDA of the Domestic Business Unit amounts to 9,895 million euros, decreasing 64 million euros compared to 2008 (-0.6%). The EBITDA margin is 45.7%, up 2.8 percentage points over 2008.

The organic change in EBITDA is a negative 211 million euros (-2.1%) compared to 2008 with an EBITDA margin of 46.5% (44.2% in 2008).  Details are as follows:

Report on Operations 2009

The Business Unit of the Telecom Italia Group

(millions of euros)	2009	2008	Change

HISTORICAL EBITDA	9,895	9,959	(64)
Effect of translation of foreign currency financial statements		3	(3)
Non-organic (income) expenses
Mobility expenses under Law 223/91		287	(287)
Disputes and settlements	154	33	121
Other expenses, net	25	3	22
COMPARABLE EBITDA	10,074	10,285	(211)

With regard to changes in costs, the following are noted:

•

acquisition of goods and services totals 8,332 million euros, decreasing 1,317 million euros
(-13.6%) compared to 2008. The change is mainly due to a reduction in the amount to be paid to other operators, partly following the reduction in the termination rates of voice calls on the network of other operators from the fixed and mobile network, and lower purchases of products for resale, in addition to keeping commercial expenses in check, particularly those related to customer acquisition. The latter reduction is connected with the Group’s strategy of focusing on higher-value customers;

•

employee benefits expenses amount to 3,327 million euros, decreasing 311 million euros compared to 2008. In fact, in 2008, expenses and accruals had been provided for 287 million euros in connection with the mobility procedure under Law 223/91. Excluding such effect, employee benefits expenses recorded a reduction of 24 million euros. The contraction in the average headcount (-2,576 compared 2008) is mainly offset by the effect of the increase in minimum salaries established by the TLC collective national labor contract since June 2008 and the renewal of the collective national labor contract on October 23, 2009.

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EBIT

EBIT is 5,394 million euros, decreasing 11 million euros (-0.2%) compared to 2008. The EBIT margin is 24.9% (23.3% in 2008).

EBIT performance can be attributed, apart from the factors commented under EBITDA, to lower depreciation and amortization charges of 116 million euros (largely due to the reduction in amortizable assets) and the negative balance between gains and losses for 69 million euros. In this sense, during 2009, the credit management platform for fixed consumer clientele was disposed of since it is no longer considered usable in light of the new organizational structure of the Domestic Business Unit and the continuance of the fixed-mobile convergence process.

The organic change in EBIT is a negative 93 million euros (-1.6% compared to 2008).  The EBIT margin is 25.9% (24.5% in 2008).  Details are as follows:

(millions of euros)	2009	2008	Change

HISTORICAL EBIT	5,394	5,405	(11)
Effect of translation of foreign currency financial statements		1	(1)
Non-organic (income) expenses
Non-organic expenses already described under EBITDA	179	323	(144)
Non-recurring gains on disposal of properties		(25)	25
Loss (Gains) on tangible and intangible assets	38		38
COMPARABLE EBIT	5,611	5,704	(93)

Report on Operations 2009

The Business Unit of the Telecom Italia Group

Capital expenditures

Capital expenditures total 3,523 million euros, decreasing 135 million euros compared to 2008. The percentage of capital expenditures to revenues is 16.3% (15.7% in 2008). The euro reduction is largely due to the optimization and the rationalization of capital expenditures for the Broadband Access network, Core Platforms and Control, Service and Application Platforms, as well as lower commitments associated with mobile packages (either rented or in connection with multi-year contracts) and the acquisition of Wi-Max licenses.

The reduction in the Domestic Business Unit, although including 89 million euros for the purchase of part of the frequencies assigned to IPSE, is also the result of the diffusion of the effects of the cost and capital expenditure reduction plans begun during 2008.

Headcount

Headcount is 58,736, with a reduction of 3,080 compared to December 31, 2008.

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Commercial developments

•

At the beginning of 2009, the “Impresa Semplice” plan was launched which offers a portfolio of integrated solutions dedicated to SMEs. The “Impresa Semplice” solutions include accesses to fixed and mobile networks, voice and data communications systems, messaging and collaboration tools, telecommunications products and computer work stations (PCs, including assistance, original software and “in the cloud” services), hosting and virtualization of hardware and software resources. Thanks to high-speed full IP access networks, hardware resources and software applications available at Telecom Italia’s Data Centers, Companies may also gain access to more sophisticated ICT services at limited costs.

•

On March 3, 2009, Telecom Italia sealed an agreement with Mediaset through which it will be possible to access content in the Mediaset Premium package through Alice Home TV. This package boosts the Telecom Italia IPTV platform with new content adding films, TV series, cartoons and the best of the soccer Serie A TIM Championships.

•

On June 5, 2009, Telecom Italia and Aria signed a series of agreements which will allow them to focus their respective strategies and build infrastructural synergies with the aim of closing the Digital Divide and extending high-speed internet access to those areas of Italy that have not yet been reached by ADSL service. The first agreement calls for the operator Aria’s right to use Telecom Italia’s Wi-Max frequencies in the regions of central and southern Italy such as Abruzzi, Umbria, Latium, Molise, Apulia, Campania, Basilicata, Calabria and Sardinia. At the same time, Aria will see that the minimum coverage is reached, guaranteeing the commitments undertaken with the Ministry of Economic Development. Under the agreement, Telecom Italia could also supply broadband using Wi-Max technology to its own customers throughout Italy, thanks to Aria’s “white label” wholesale package. Finally, thanks to another agreement between the parties, Aria will use Telecom Italia’s transport network infrastructures to build its own network.

•

In June 2009, Telecom Italia won the bid called by Unipol Gruppo Finanziario to start up a server contact center dedicated to the group’s four companies (Sertel, Linear, Banca Unipol and Unisalute). The contract covers the supply of the server’s entire hardware infrastructure, the licenses and also the development of software services for the integration between the contact center and the CRM/ERP applications of the different companies and personalized reporting on the platform activities. Moreover, Telecom Italia won the bid to renew the Data Transmission Network of the Group for about 2,800 offices. The contract is for a period of three years.

•

On July 3, 2009, Telecom Italia and 3 Italia sealed a co-siting agreement to share the access sites to the mobile network which regards both the existing sites and those that will be built in the future. The subject of the agreement is the so-called “passive” infrastructures: poles, cables, power supply and air-conditioning systems and other civil infrastructures. Maintaining the ownership of their own infrastructures, each operator will host the mobile stations of their partner with the aim of optimizing network coverage all over the country. The agreement is for three years, is renewable and when fully operational will cover 2,000 sites, ensuring an optimization of investments, a savings of 30% in costs and a reduction in the network development times of each operator.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

•

In August 2009, TI was awarded the LAN 3 Consip Agreement for the supply of equipment to develop the local networks of the Public Administration and the relative services for maintenance, assistance, operations and training of the users. The agreement is for a period of 18 months with a possible extension of another six months with all the Central and Peripheral Administrations of the State, with contracts for periods of 24 or 48 months depending on the estimated maintenance period.

•

On September 15, 2009, the “Smart Inclusion” project was inaugurated at Bambino Gesù Pediatric Hospital in Rome. The project was developed by the Telecom Italia Group thanks to the support of the Ministry of Public Administration and Innovation and with the scientific supervision of CNR-ISOF of Bologna. This is the first initiative in Italy which integrates remote teaching, entertainment and amusement and the management of clinical data services on a single technological platform. The project will allow children with long hospital stays to join in social activities by connecting to the outside world in a simple immediate manner (link with the school) and, as for the health staff, to have advanced tools available to support the processes for taking care of young patients. On December 12, the Smart Inclusion project was also inaugurated in the Padua Hospital. The project will be extended to another four hospitals by mid-2010.

•

On September 23, 2009, Telecom Italia signed an agreement with Movincom, a consortium set up by various businesses in different categories (for example, transportation, parking, insurance and hotels) for the purpose of helping to develop payment services using a mobile handset. The agreement will make it possible for Telecom Italia’s customers to purchase a wide range of goods and services offered by businesses belonging to the consortium using a cell phone. Starting in 2010, Telecom Italia will integrate a specific application on the new SIM cards so that purchases of all goods and services offered by Movincom businesses can be made using mobile phones.

•

In October 2009, Telecom Italia won two bids for the management of the ICT infrastructures of the company Terna: “The evolution of the intranet network infrastructure for the Central and Peripheral Sites” and the “Supply of specialist equipment and services for the functioning of the Security Operational Center”. This important achievement strengthens the relationship between the two companies which are national leaders in their respective markets of TLC and Energy.

•

During 2009, partnership agreements were renewed with “Confcommercio Imprese per l'Italia" (about 800,000 members) and "Confartigianato Imprese" (about 500,000 members). The purpose of the agreements is to gain a better understanding of the needs of member companies, support their activities and introduce technological innovations which simplify the way of doing business. Confcommercio Solutions and Confartigianato Solutions for the ‘Simplified Business” are the fruits of these agreements and consist of fixed-line, mobile and ICT services and products bundled according to the specific needs of the member businesses.

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Principal changes in the regulatory framework

Retail fixed markets

During 2009, AGCom (the national regulatory authority) approved the deregulation of the retail market for international fixed location call origination and for low-speed leased lines (in Resolutions dated October 13, 2009 and December 10, 2009, respectively).

On December 16, 2009, AGCom approved Resolution 731/09/CONS relating to Telecom Italia’s obligations in the markets for retail and wholesale access to the fixed network. With reference to the retail access market, the Regulator has introduced a series of measures to reduce the regulatory pressure on retail markets; in particular the price cap mechanism for the control of residential and business subscriber charges has been revoked. At the same time AGCom has maintained the obligation to notify new pricing plans and modifications to plans 30 days in advance introducing a clause providing for “silence is consent” at the end of that period. AGCom has also removed the existing ban on the bundling of services offered. Finally provision has been made for the maintenance of Telecom Italia’s obligation to offer Wholesale Line Rental only in the areas where unbundled access services are not offered, at a price calculated according to the “network cap” method instead of the current “retail minus” regime.

Concerning the domestic fixed telephony market, the market analysis is still in progress.

Retail subscriber charges

With effect from February 1, 2009, Telecom Italia raised the monthly subscriber charges for residential customers from 12.14 euros to 13.40 euros. This increase had been authorized by AGCom in Resolution

Report on Operations 2009

The Business Unit of the Telecom Italia Group

719/08/CONS, published in the Gazzetta Ufficiale dated January 7, 2009.

Following AGCom’s approval of the subscriber charge increase for residential customers, the WLR charge for a POTS line was also revised, increasing with effect from February 1, 2009 from 10.68 euros per month to 11.79 euros per month.

Wholesale fixed markets

In the same Resolution 731/09/CONS, AGCom confirmed the existing regulation of obligatory wholesale access to the copper wire infrastructure  (unbundling and bitstream) while, for pricing, for the period 2010-2012 it has ordered a change to a network cap mechanism based on a BU-LRIC cost model in place of the existing cost-orientated mechanism. The resolution also provides for certain obligations concerning the market for access to next generation networks and in particular for access to dark fiber and to passive infrastructures.

On January 15, 2010 AGCom approved Resolution 2/10/CONS relating to the wholesale market for the termination segments of leased lines (so-called “terminating”) and to that for the segments of leased lines on long-distance circuits (so-called “trunk”). AGCom has removed the obligations affecting this latter market while for the termination segments market, solely for circuits connecting a Telecom Italia node and a mobile operator’s BTS, it has provided for deregulation with effect from December 31, 2010. For the “terminating” market AGCom has introduced the network cap mechanism for the determination of prices in the period 2010 to 2012.

Finally, on December 10, 2009, AGCom commenced public consultation on the analysis of the markets for origination and termination services on the fixed network and for call transit services on the public fixed telephone network. For the origination and termination markets, AGCom has proposed the introduction of a BU-LRIC model for pricing in the period 2011 to 2012 and has set the new rates for the year 2010. With regard to transit services, the Regulator has proposed the deregulation of the domestic component of the market.

Fixed network operator migration

AGCom has revised the procedures for customer migration between fixed line operators, reducing the time needed to effect a migration to 10 working days from November 1, 2009 and to 5 working days from March 1, 2010 (reducing in particular the time needed for the so-called “phase 2” which represents the point in the process at which the donating operator verifies the receiving operator’s migration request). With Resolution 52/09/CIR, dated October 2009, AGCom has introduced a secret code for both activations and migrations which must be implemented by all operators by the end of January 2010 (moved to March 1, 2010).

Unbundled access and co-location services

On March 24, 2009, (with Resolution 14/09/CIR) AGCom approved Telecom Italia’s Reference Offer relating to unbundled access services and co-location services for 2009 which, beginning January 1, 2009, set the rental fee for the LLU pair at 8.49 euros per month, an increase of 0.85 euros on 2008. In compliance with the aforementioned resolution, on June 8, 2009 Telecom Italia republished the Reference Offer for 2009.

Broadband access services (Bitstream)

On November 26, 2009, (with Resolution 71/09/CIR) AGCom approved the Reference Offer for Bitstream for 2009 which, with effect from January 1, 2009, provides for a reduction in the rental fee for ADSL access from 8.5 euros per month to 8.0 euros, for a generalized reduction in “una tantum” contributions and for a reduction of transport prices (the so-called “bandwidth cost”) of 9% on average for the ATM network and of 44% on average for the Ethernet network.

Mobile market

With Resolution 65/09/CONS dated February 13, 2009, AGCom concluded the second cycle of analysis of the market for mobile network call access and origination confirming that that market is not subject to ex ante regulation.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

Mobile termination

With effect from July 1, 2009, Telecom Italia has reduced its termination rates for mobile voice calls in compliance with Resolution 667/08/CONS which has set a course for the progressive reduction (for the years 2009-2012) of the maximum termination rates charged by all mobile network operators, fixing for the first year of the “glide path” an amount of 7.70 eurocents per minute for Telecom Italia (the same amount for Vodafone whereas for Wind and H3G the amounts fixed are respectively 8.70 eurocents per minute and 11.0 eurocents per minute).

As a result of the change in the mobile termination price, Telecom Italia gave customers, from July 1, 2009, a reduction in the cost of calls from a land-line phone to all mobile telephone operators which vary according to the corresponding reductions in the mobile termination prices.

The process initiated by AGCom in February 2009 for the development of a new cost model for the mobile termination service, which gives the maximum weight to the European Commission’s Recommendation on the regulation of fixed and mobile network termination rates in the EU, adopted on May 7, 2009 (2009/396/EC), is still in progress. The adoption of the new cost model based on the BU-LRIC method could lead, in the next years, to the revision of the termination rates fixed by AGCom in the aforementioned Resolution.

Frequencies

In February 2009, The Ministry approved the operating plan submitted by Telecom Italia, Vodafone and Wind for the rationalization of the 900 MHz frequency band. The plan includes two phases, the first (phase A), completed in November 2009, related to the reorganization of the 900 MHz band, the second (phase B) to be implemented over the period September 2011 to December 2013 will relate to the freeing of a section of 5 MHz to be assigned to the operator holding solely UMTS frequencies for 3G technologies.

Following the approval in July 2009 of the EU Directive which modifies the 1987 GSM Directive, operators of GSM services may, with the prior authorization of the Ministry, use GSM frequencies for 3G technologies (so- called “refarming”).

On June 9, 2009, the auction process for the assignation of rights of use to the 2100 MHz frequency band for 3G mobile services was concluded. Telecom Italia, Vodafone and Wind were each adjudicated one block of frequencies equal to 2 x 5 MHz. The price paid by Telecom Italia in July 2009 was 88,782,000 euros. The rights of use were assigned to Telecom Italia under a decision dated September 8, 2009 of the Telecommunications Department of the Ministry of Economic Development.

International roaming

On June 30, 2009, the European Parliament and Council’s new Regulation on roaming within the EU came into force.  Its provisions, which modified the previous regulation of this matter dated June 2007, included further progressive reductions in the rates for voice calls (retail and wholesale) and fixed price caps also for SMS (at both the retail and wholesale levels) and data (at the wholesale level), to apply within the 27 Member States from July 1, 2009. The new Regulation also includes obligations for greater transparency on data (retail) and, in particular, for the introduction from March 1, 2010 of expenditure limits to deal with the phenomenon of so-called “bill-shock”. The new norms will apply until the summer of 2012. The European Commission will re-examine the Regulation not later than June 30, 2011.

SMS

AGCom and the Antitrust Authority concluded in May 2009 a joint investigation into SMS, MMS and mobile data services without making any specific regulatory provisions but requesting operators to set rates which are consistent with the price caps established in the EU Regulation on Roaming and drawing attention to the need for greater transparency. Following the initiatives of the Regulator and of the Government, mobile operators have undertaken to voluntarily set a price cap for retail SMS services at the level of the Regulation on international roaming. In particular, Telecom Italia, from January 2010, will offer consumer customers a new SMS rate in line with the EU Regulation on international roaming and a form of charge for calls based on seconds and without a connection fee.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

MNP and prepaid residual credit

As from November 2009, effect has been given to the provisions introduced by Resolution 78/08/CIR which fixed the new rules for Mobile Number Portability (MNP). AGCom has eliminated the inter-operator charge, simplified procedures and reduced “porting” time (from 5 to 3 working days). The AGCom Resolution has also eliminated the possibility for the customer to renounce portability. In August 2009, it became obligatory to allow the transfer of the residual credit in the case of portability of the mobile number.

Other matters

Broadband and the digital divide

With Law 69 dated June 18, 2009, economic and legal measures were introduced to assist in the development of broadband. In particular the law calls for:

•

the allocation of up 800 million euros (with 85% earmarked for the South of Italy) for the program of infrastructure work which the Government deems necessary for the technological updating of the electronic communications networks. To date, however, the resolution by CIPE establishing the effective distribution of the funds and the relative amount has not yet been issued;

•

a series of exemptions from and corrections to existing legislation in order to remove some legal obstacles and facilitate the operational realization of the networks.

Emerging platforms

With Resolution 665/09/CONS dated November 26, 2009, AGCom has identified the emerging platforms for the purposes of marketing sport audio-visual rights, namely IPTV and wireless platforms.

New EU legislation

On December 18, 2009, the following were published in the Official Gazette of the European Union: Directive 2009/136/EC of the European Parliament and of the Council dated November 25, 2009 which modifies Directive 2002/22/EC relating to the universal Service Obligation and to the rights of users of networks and of electronic communication services and Directive 2002/58/EC relating to the treatment of personal data and to the protection of privacy in the electronic communications sector, and Directive 2009/140/EC of the European Parliament and of the Council dated November 25, 2009, which modifies Directive 2002/21/EC which establishes a common legal framework for networks and electronic communication, Directive 2002/19/EC  relating to access to the electronic communications network and to the related resources and to the interconnection between the same and Directive 2002/20/EC relating to the authorizations for networks and electronic communications services. These two directives must be adopted in national legislation by May 25, 2011.

Also published on December 18, 2009 was Regulation (CE) 1211/2009 of the European Parliament and of the Council dated November 25, 2009 which institutes the body of European regulators of electronic communications (BEREC).

AGCom fee

In November 2008, AGCom approved the Resolution concerning payment of the fee to the Regulator for the year 2009, due by April 30, 2009, confirming the method of calculation applied for the preceding year (1.45‰ of 2007 revenues). Telecom Italia S.p.A. paid a total amount of 20,617,391.15 euros.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

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Competition

The market

The Italian telecommunications market, a little over ten years on from deregulation, is characterized today by strong competitive pressure both at the retail and the wholesale levels, which has led to a physiological impoverishment of the traditional components of service. In this context, the telecommunications operators (the Telcos) have responded with a strategy centered on the development of innovative services and applications (for example Mobile Broadband, IPTV/Web TV, ICT, Online advertising, Digital Home, etc.) to balance the effects of competition and the pressure on prices for traditional services.

The competitive scenario for telecommunications, in Italy as at the global level, is further evolving under the effect of the development of convergence between the telecommunications, information technology, media and consumer electronics markets; this phenomenon is causing “lateral” competition, which extends competition into the converging markets and their reference operators, creating for the telecommunications operators opportunities for growth and at the same time competitive threats. Another important element in the evolution of the competitive scenario is that of the so-called “Over The Top” operators (for example, Google) characterized by their capacity to compete on many markets in a transverse and global manner.

In particular:

•

in Media, the scenario continues to be dominated by the vertically integrated players but with the Web having a growing importance as a complementary distribution platform and therefore with a possible role for the Telcos;

•

in Information Technology (where Italy has a level of investment relative to its GDP which is significantly lower than that of the United States or of other European countries), a strengthening of the Telco operators is expected also through partnerships and acquisitions;

•

in the Consumer Electronics market, the cell phones with greater functionality (such as the IPhone)  distance the relationship between the customer and telecommunications operators, and other terminals, such as the games console, compete with the Telcos for the role of “net enabler” of the living room screen;

•

the “Over The Top” operators, in conclusion, represent the most significant threat for the Telco’s because of their capacity to diversify, their capacity for rapid scale, their disruptive business model (free for the customer and based on advertising) and their intensive use of their knowledge of the customer.

So far as converging markets are concerned, the current positioning of telecommunications operators evidences, to differing degrees according to their respective structural characteristics, a focus on infrastructure services in the IT market, a role as distributor of “premium” content with IPTV, a significant presence in online advertising and the development of web 2.0 smartphone applications in the Consumer electronics/devices market.

Competition in Fixed Telecommunications

The fixed-line telecommunications market is characterized by strong competition between operators centered on their capacity to innovate service offerings through the introduction of voice/broadband packages (double play) and voice/broadband/IPTV packages (triple play). This evolution is possible thanks to the competitors’ shift from an essentially reseller approach (carrier selection/carrier pre-selection for voice services and Wholesale for ADSL) to an approach based on control of the infrastructures (Local Loop Unbundling (LLU) and wholesale line rental). There is also an increasingly evident trend of fixed/mobile convergence: many fixed operators are today also MVNOs (Mobile Virtual Network Operators) and offer integrated fixed-mobile services.

In 2009, there has been a continuation of the migration of customers from fixed telephony to mobile telephony services and to alternative communications solutions (messaging, e-mail, chat etc.). For some years, for both private consumers and small and medium businesses there has been in progress a substitution of the mature

Report on Operations 2009

The Business Unit of the Telecom Italia Group

traditional voice services with content and value-added services based on the Internet Protocol (IP), the spread of which is favored both by the use of Internet and by changes in customer preferences and by the penetration of broadband and the PC, as well as by the quality of the service.

The competitive scenario in the Italian market for fixed telecommunications is dominated both by Telecom Italia and by a number of operators with differentiated business models and with a focus on differing segments of the market:

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Wind-Infostrada, an integrated fixed-mobile operator focused on the retail mass market segment;

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Fastweb, an operator focused on the positioning as technological leader offering broadband double and triple play packages with high value-added to retail and corporate customers, also offering mobile telephony services as an MVNO with H3G;

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Tiscali, an operator focused on broadband services with dual play packages “semplici e convenienti”, also has a mobile telephony offering as the MVNO “Tiscali Mobile” with Tim;

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TeleTu (formerly Tele2, purchased by Vodafone), positioned as price leader with entry-level plans for voice and broadband;

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Vodafone, focused on the 2Play package (Vodafone Station) and on fixed-mobile cross-selling activities;

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BT Italia, focused on business customers and ICT packages, also offering mobile telephony services as an MVNO with Vodafone.

At the end of 2009, fixed accesses in Italy numbered approximately 22.6 million, substantially in line with 2008. The growing competition in the access market has led to a gradual reduction in Telecom Italia’s market share of retail voice traffic volumes.

Concerning the Broadband market, at December 31, 2009, BB fixed-line customers reached a total of approximately 12.3 million with an approximately 54% penetration of fixed accesses. In 2009, growth in fixed-line Broadband suffered a slight decline compared to the changes of the preceding years due to a generalized preference of operators to increase the penetration of flat-rate plans (dual/triple play) with greater value-added rather than to pursue a massive diffusion of free offers. Broadband penetration is driven by the increasing demand for speed and for activation of new “over IP” services (voice over IP, Content, Social Networking Services, Online Gaming, LAN points, IP Centrex, etc.).

Data transmission services which are the main component of the Top customers market and which are characterized by the re-designing and upgrading of internet accesses with high or very high data transmission capacities and by medium and large sized private data networks, have felt the effects of competition experiencing a contraction in average prices while operators’ market shares have remained substantial stable.

Competition in Mobile Telecommunications

In recent years in Italy, the growth in mobile telecommunications has substantially offset the decline in revenues from fixed telephony; however, the mobile market appears today to be increasingly saturated and mature in its traditional component of voice services (at December 31, 2009, mobile lines in Italy numbered around 89.2 million with a decline of 3% on 2008 and with a penetration rate of approximately 148% of the population).

Alongside the progressive contraction of the traditional service elements there is however a significant growth in data and value-added services.

This is the situation of Mobile Broadband which has been in the last two years, and will increasingly be in the medium term future, the main strategic and commercial opportunity for the mobile telecommunications industry, able to offset the erosion in the traditional components of revenues such as voice and messaging. In 2009, in Italy, there has been significant growth in mobile BB customers which at the end of the year numbered approximately 11.3 million, with a penetration rate of 12.7% of mobile lines.

Alongside the innovative services which are already established and in their full growth phase, such as Mobile Broadband, there are various other market areas with significant medium term growth potential, for example: Mobile Advertising, Mobile Content (e.g. Social Networking), Mobile Payment and Location Based Services.

The development of the mobile telecommunications market depends therefore on a number of factors, in particular:

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competitive and regulatory pressure on retail and wholesale prices;

Report on Operations 2009

The Business Unit of the Telecom Italia Group

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the development and introduction of new and alternative technologies for mobile telephony products and services (for example, mobile broadband);

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the success/attractiveness of these new technologies.

The competitive scenario in the Italian mobile telecommunications market is dominated by Telecom Italia and also by the following “infrastructured” operators which are focused on different segments of the market or have different strategies:

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Vodafone, strategy/perception as an innovative operator, attentive to the customer and strongly focused on the youth cluster;

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Wind, focus on cost conscious segment with a portfolio of simple plans with immediate benefits for the customer;

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H3G, operator focused on advanced value-added services (VAS) with competitive pricing (for example micro browsing, mobile broadband and mobile content).

Telecom Italia’s market share of total mobile lines is around 34.2%, down compared to December 31, 2008 (38%).

Report on Operations 2009

The Business Unit of the Telecom Italia Group

Brazil

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The Business Unit

The Telecom Italia Group operates in the mobile and fixed telecommunications markets in Brazil through the Tim Brasil group which offers mobile services using UMTS, GSM and TDMA technologies.

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The structure of the Business Unit

The Tim Brasil group is organized as follows:

On December 30, 2009, Tim Participações finalized the acquisition of Intelig Telecomunicações Ltda from JVCO Participações (a subsidiary of the Docas Group). Intelig Telecomunicações Ltda is the domestic and international Brazilian telecommunications operator for long-distance and data transmission services. From an industrial standpoint, the acquisition is important because it will strengthen and complete the offering and optimize resources thanks to the synergies generated by the integration of the two networks. Intelig, in fact, possesses an important fiber optic network (about 15 thousand kilometers) found in major Brazilian cities and has its own extensive carrier network (backbone).

On December 31, 2009, the merger by incorporation of Tim Nordeste S.A. in Tim Celular S.A. was concluded with a view towards the continuation of the process for the simplification of the corporate structure aimed at the rationalization of business activities.

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  Main operating and financial data

Key results in 2009 compared to 2008 are presented in the following table:

	(millions of euros)		(millions of Brazilian reais)
	2009	2008	2009	2008	Change
	(a)	(b)	(c)	(d)	Amount (c-d)	% (c-d)/d	% organic

Revenues	5,022	5,208	13,907	13,951	(44)	(0.3)	(0.3)
EBITDA	1,255	1,217	3,476	3,259	217	6.7	9.6
EBITDA margin	25.0	23.4	25.0	23.4			2.3 pp
EBIT	209	189	580	507	73	14.4	33.1
EBIT margin	4.2	3.6	4.2	3.6			1.3 pp
Capital expenditures	964	1,348	2,671	3,612	(941)	(26.1)
Headcount at year-end (number)			9,783	10,285	(502)	(4.9)

Report on Operations 2009

The Business Unit of the Telecom Italia Group

Revenues

Revenues total 13,907 million Brazilian reais, decreasing 44 million Brazilian reais compared to 2008 (-0.3%). Product revenues fell from 1,087 million Brazilian reais in 2008 to 1,059 million Brazilian reais in 2009 (-2.6%).  Service revenues went from 12,864 million Brazilian reais in 2008 to 12,848 million Brazilian reais in 2009 (-0.1%); in this category of service revenues, VAS revenues increased 16.1% compared to the prior year backed by the growth of data packages with mobile broadband services and content services. The ARPU (average monthly revenue per user) is 28.2 Brazilian reais at December 2009 compared to 31.6 Brazilian reais at December 2008.

Total lines at December 31, 2009 number 41.1 million, up 12.9% compared to December 31, 2008, corresponding to a 23.6% market share on lines.

EBITDA

EBITDA is 3,476 million Brazilian reais, increasing 217 million Brazilian reais compared to the prior year (+6.7%).  The EBITDA margin is 25.0%, up 1.6 percentage points over 2008. This result was achieved by an improvement in the cost structure leading to a recovery of efficiency which accompanied and sustained the higher expenses needed to relaunch Tim Brasil commercially. The cost components which grew compared to the previous year consequently refer to the expansion of the business. The organic change in EBITDA compared to 2008 is +312 million Brazilian reais with an EBITDA margin of 25.7% (23.4% in 2008).

During the first half of 2009, negotiations were concluded with Embratel regarding the dispute that began in 2005 over long-distance traffic and interconnection. The settlement produced a negative impact on EBITDA of 64 million Brazilian reais along with the recognition of amounts payable by Embratel that had been disputed and that had already been recorded in Tim Participações’ financial statements for 90 million Brazilian reais. In April 2009, moreover, following a burglary, an impairment loss was recorded on the San Paolo warehouse for 21 million Brazilian reais. Lastly, other costs incurred for the management and conclusion of the consolidation of Intelig amount to 10 million Brazilian reais.

(millions of Brazilian reais)	2009	2008	Change

HISTORICAL EBITDA	3,476	3,259	217
Costs for services associated with the settlement of a dispute	64	0	64
Other costs and expenses, net	31	0	31
COMPARABLE EBITDA	3,571	3,259	312

With regard to changes in costs, the following is noted:

•

 acquisition of goods and services total 7,777 million Brazilian reais, (8,107 million Brazilian reais in 2008). The reduction from last year (-330 million Brazilian reais) is largely the result of a decrease of 514 million Brazilian reais in purchases of raw materials, auxiliaries, consumables and merchandise and 489 million Brazilian reais in the portion of revenues to be paid to other telecommunications operators (2,623 million Brazilian reais in 2009, 3,112 million Brazilian reais in 2008); these are partly offset by the increase of 536 million Brazilian reais in commissions, sales commission, other sales costs and advertising and promotion costs (for a total of 2,145 million Brazilian reais in 2009, 1,609 million Brazilian reais in 2008);

•

employee benefits expenses amount to 574 million Brazilian reais, decreasing 52 million Brazilian reais compared to 2008 (-8.3%) due to a variation in the composition and in the unit cost of the workforce. Average headcount went from 9,240 in 2008 to 8,900 in 2009. The percentage of employee benefits expenses to revenues is 4.1%, decreasing 0.4 percent compared to 2008;

•

other operating expenses amount to 2,043 million Brazilian reais, decreasing 14.2% (2,381 million Brazilian reais in 2008) mainly as a result of better performance registered in the management of postpaid customers. Such expenses consist of the following:

Report on Operations 2009

The Business Unit of the Telecom Italia Group

(millions of Brazilian reais )	2009	2008	Change

Writedowns and expenses in connection with credit management	422	749	(327)
Accruals to provisions	70	96	(26)
Telecommunications operating fees and charges	735	700	35
Taxes on revenues	750	755	(5)
Indirect duties and taxes	33	41	(8)
Sundry expenses	33	40	(7)
Total	2,043	2,381	(338)

EBIT

EBIT amounts to 580 million Brazilian reais, increasing 73 million Brazilian reais compared to 2008.  This increase is due to a higher contribution by the EBITDA margin compared to 2008, in part offset by higher amortization and depreciation charges of 129 million Brazilian reais, mainly in connection with the 3G license purchased in the second quarter of 2008, and capital expenditures in respect of the new UMTS network and preserving the capacity and quality of the 2G network.

The organic change in EBIT is a positive 168 million Brazilian reais compared to 2008, with a positive EBIT margin of 4.9% (3.6% in 2008).  Details are as follows:

(millions of Brazilian reais)	2009	2008	Change

HISTORICAL EBIT	580	507	73
Non-organic expenses already described under EBITDA	95	0	95
COMPARABLE EBIT	675	507	168

Capital expenditures

Capital expenditures amount to 2,671 million Brazilian reais, decreasing 941 million Brazilian reais compared to 2008 mainly due to the 3G license purchased in April 2008 for 1,239 million Brazilian reais.

Headcount

Headcount is 9,783 at December 31, 2009, a reduction of 502 people compared to December 31, 2008 (10,285). The foreign headcount at December 31, 2009 includes 580 people in reference to the entry of Intelig Telecomunicações Ltda in the scope of consolidation of the Brazil Business Unit.

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Commercial developments

In 2009, the relaunching of the positioning and the relative sales strategy of the Tim Brasil group were directed to:

•

brand strategy and positioning: the company has designed a communication format centered on three pivotal points: network coverage and quality, attractive rate packages and improved handset portfolios;

•

Prepaid segment: Tim Brasil is improving the attractiveness of the ‘Infinity’ plan, extending the ‘pay per call’ concept to long-distance calls and the community concept which counts more than 41 million customers in all the Brazilian states. The Infinity plan offers continuity to the growth of MOU (minutes of use) on a client base that represents more than 50% of the global prepaid base (17 million). Also with the aim of encouraging the use of the service, a prepaid refill incentive has been launched called ‘recarga imperdivel Tim”. In order to achieve greater penetration of TIM plans in the competitive environment of certain key markets, TIM launched some special packages under the Infinity plan such

Report on Operations 2009

The Business Unit of the Telecom Italia Group

as in Rio de Janeiro where the price per minute has been reduced to 0.25 Brazilian reais until the end of 2016:

•

Business segment: the advertising campaign was created to publicize ‘Tim Empresa Simples’ (Tim Simple Business), a converging plan in which mobile, fixed and broadband services are included in a single invoice. In September, ‘Liberty Empresas’ was launched following the use of the community concept, with a monthly charge that gives the right to unlimited traffic (‘on net’ local and long-distance calls) and national roaming at no additional charge;

•

Tim-Chip: beginning July, the clientele was offered the possibility of buying a new cell phone at a higher price, receiving a discount on traffic. The strategy, which shifts the customer’s attention from the usual handset subsidy to services, offers the client more options and flexibility. In the fourth quarter of 2009, about 50% of new postpaid customers were acquired in this manner;

•

handset portfolio expansion with highly innovative features: products were launched such as ‘Samsung Galaxy’ (the first cell phone with ‘Android’– Google’s mobile software) and the IPhone 3G. Tim is the leader in IPhone sales in the Brazilian market;

•

Data segment: Tim Brasil continues with incentives to promote data traffic use by its customers. In the fourth quarter of 2009, the most attractive package of the Brazilian market was launched in which 100 MB of data costs 9.90 Brazilian reais. In December 2009, the ‘TIM Wi-Fi’ plan was launched for internet access in public hot spots based on various time frames: 24 hours, 7 days or unlimited access for a monthly subscriber fee of 23.90 Brazilian reais.

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Competition

On December 22, 2009, Anatel launched the public consultation (CP-50) aimed at establishing criteria and procedures for the introduction of MVNOs (Mobile Virtual Network Operators) in the Brazilian market. The virtual mobile operator is authorized to offer mobile communications services without obtaining a license for the radio spectrum and using the platforms and/or infrastructures of an existing mobile operator.

The CP 50 proposes two models of virtual operator, in each case based on commercial agreements:

•

“Credentialed MVNO”: a service provider which contributes to value creation and distribution of the services of the original mobile operator;

•

“Authorized MVNO”: a telecommunications operator in the full sense (in terms of rights and obligations) which obtains authorization to provide services based on an agreement with an existing mobile operator for the shared use of infrastructure.

The public consultation process provides that any observations may be submitted to Anatel up until March 22, 2010.

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Other relevant information

Acquisition of Intelig Telecomunicações Ltda

On April 16, 2009, agreements were sealed between the Tim Brasil group and the Docas group for the indirect acquisition of control of Intelig Telecomunicações Ltda, the domestic and international Brazilian telecommunications operator for long-distance and data transmission, through the merger by incorporation of the parent of Intelig (Holdco Participaçoes Ltda) in Tim Participações S.A..

On August 11, 2009, Tim Brasil received approval for the acquisition project from Anatel, with a deadline of 18 months so that identical licenses could be eliminated in some of their geographic areas.

On December 30, 2009, with the special general shareholders’ meeting, Tim Participações and the Docas group (the parent of JVCO Participações) finalized the acquisition process for 100% of Intelig shares.

As a consequence, Tim Participações issued 127.3 million new shares (43.4 million ordinary shares and 83.9 million preferred shares) allocated to JVCO Participações and fully consolidated Intelig’s statement of financial position at December 31, 2009.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

Media

►

The Business Unit

In 2008, the Telecom Italia Media group changed its organizational structure in order to establish a focused and specific presence over La7 and MTV as a result of the increase in the number of channels and products now on several platforms (Free to Air, Web, satellite and Mobile), as well as the specifics of the different editorial profiles. It was therefore decided to more visibly distinguish the attributions of responsibility between the two companies; consequently, beginning January 1, 2009, the manner of presenting the income statement results and financial position has also been revised so that three specific business segments have been identified as follows:

-

Telecom Italia Media S.p.A.: activities relating to La7 broadcasting and the Telecom Italia Group’s Digital Content which develops and creates content for the IPTV, DVB-H and Web platforms;

-

MTV Group: activities relating to MTV broadcasting, the Playmaker production unit, the musical platforms via satellite, the Nickelodeon and Comedy Central satellite channels, MTV Mobile and multimedia (Web);

-

Network operator (TIMB - Telecom Italia Media Broadcasting): assets for the management of the Group’s analog and digital networks and hosting service on digital multiplexes.

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The structure of the Business Unit

The Business Unit is organized as follows:

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Main operating and financial data

On December 1, 2008, Telecom Italia Media S.p.A. sold the “Pay-per-View” business segment and, in May 2009, as part of the actions designed to regain profitability as set out in the Industrial Plan, sold a 60% stake in Telecom Media News which controls the APCom press agency, one of the major operators in primary national news, to the company Sviluppo Programmi Editoriali S.p.A. (E.P.S. group).

Key results of the Business Unit for 2009 compared to 2008 are presented in the following table:

Report on Operations 2009

The Business Unit of the Telecom Italia Group

(millions of euros)	2009	2008	Change
			amount	%

Revenues	230	287	(57)	(19.9)
EBITDA	(9)	(59)	50	84.7
EBITDA margin	(3.9)	(20.6)
EBIT	(80)	(113)	33	29.2
EBIT margin	(34.8)	(39.4)
Capital expenditures	53	50	3	6.0
Headcount at year-end (number)	757	967	(210)	(21.7)

The principal operating data of the sold Pay-per-View business, up to November 2008, and the data of the company Telecom Media News, up to April 30, 2009 and for 2008, are as follows:

(millions of euros)	2009	2008	Change
			amount	%

Revenues	3	81	(78)	(96.3)
EBITDA	(2)	(23)	21	91.3
EBIT	(2)	(25)	23	92.0

Tables and comments on the data for 2009 and 2008 restated by fully excluding the results relating to the business segment sold (Pay-per-View) and the company Telecom Media News, are as follows:

(millions of euros)	2009	2008	Change
			amount	%

Revenues	227	215	12	5.6
EBITDA	(7)	(36)	29	80.6
EBITDA margin	(3.1)	(16.7)
EBIT	(68)	(97)	29	29.9
EBIT margin	(29.9)	(45.1)
Capital expenditures	53	48	5	10.4
Headcount at year-end (number)	757	856	(99)	(11.6)

Revenues

Revenues amount to 227 million, increasing 12 million euros (+5.6%) compared to 215 million euros in 2008.  In greater detail:

•

revenues of Telecom Italia Media S.p.A. in 2009, before intragroup eliminations, amount to 114 million euros, increasing 16 million euros (+16.7%) compared to 2008. Net advertising revenues rose by 11 million euros compared to 2008 or +13.2%, Digital Content sales for Telecom Italia grew (+6 million euros) and other activities decreased (-1 million euros);

•

revenues of the MTV Group amount to 97 million euros, before intragroup eliminations, decreasing 14.3% (-17 million euros) compared to 2008 (114 million euros). This result is mainly attributable to lower net advertising revenues (-16 million euros);

•

revenues relating to Network Operator activities, before intragroup eliminations, amount to 50 million euros compared to 44 million euros in 2008 (+11.9%). This result is principally due to higher revenues from the rental of bandwidths to third parties, offset in part by lower invoicing of digital bandwidth for the Pay-per-View activities that were sold to Dahlia TV at year-end 2008. The contract with Dahlia TV, after an experimental period in the first four months of 2009 associated with the start-up phase, became fully operational starting from the second quarter.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

EBITDA

EBITDA is a negative 7 million euros (-36 million euros in 2008) and recorded a positive change of 29 million euros (+80.6%).

The loss of Telecom Italia Media S.p.A., almost half that of the prior year and now down to -38 million euros, is an improvement of 28 million euros compared to 2008 (-66 million euros). This improvement, besides the above higher revenues, can also be ascribed to lower La7 programming costs for 14 million euros, mainly concentrated in the entertainment sector (8 million euros), and recoveries of productivity.

EBITDA of the MTV Group decreased 4 million euros compared to 2008. To deal with the fall in advertising, as early as the end of the first quarter, MTV initiated a program for the reorganization of the company. This program has led to cost savings of 14 million euros which are predominantly concentrated in production activities and has made it possible to minimize the impact of the reduction of revenues on EBITDA.

EBITDA relating to Network Operator activities improved by 2 million euros compared to 2008 and is attributable to the above-noted increase in revenues, net of higher operating costs.

EBIT

EBIT amounts to -68 million euros (-97 million euros in 2008), with an improvement of 29 million euros. The change is entirely due to the aforementioned improvement in EBITDA.

Capital expenditures

Capital expenditures overall amount to 53 million euros (48 million euros in 2008). Such expenditures refer to Telecom Italia Media S.p.A., the MTV group and Telecom Italia Media Broadcasting, respectively, for 27 million euros, 4 million euros and 22 million euros, mostly for the acquisition of television rights extending beyond one year (25 million euros) and the acquisition of infrastructures for the expansion and maintenance of the digital network (21 million euros).

Headcount

Headcount is 757 at December 31, 2009, with a reduction of 99 compared to December 31, 2008 and includes 38 people with temp work contracts (75 at December 31, 2008). The reduction in headcount is consequent to actions designed to recover overall efficiency based on measures for the reorganization and optimization of technical and production structures.

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Principal changes in the regulatory framework

With Law 101 dated June 6, 2008, enacting urgent provisions for the implementation of EU obligations and for compliance with the orders of the European Court of Justice, in the light of the objections raised by the EU Commission concerning the management of television broadcasting frequencies, the following measures have been introduced: a) a general authorization mechanism for network operators also in the phase of transition from analog technology to digital terrestrial technology, b) the definition of a timetable for the switch-off of analog television by geographic area, aimed at achieving a progressive digitalization of the television networks to be completed by the end of 2012 and c) the definition by AGCom of procedures for the assignation of rights of use over the digital television network frequencies.

With the subsequent AGCom Resolution 181/09/CONS, converted into basic law with the “2008 Community Law”, the criteria were established for the complete digitalization of the terrestrial television networks and the so-called digital dividend was quantified as being equal to five DVBT television networks and a possible DVBH. These resources will be assigned using selection procedures based on objective, proportionate, transparent and non-discriminatory criteria, applying the principles established in the EU legislation.

AGCom is also establishing procedures for the assignation of the rights of use over the digital dividend frequencies and the Ministry of Economic Development (formerly the Ministry of Communications) will subsequently adopt the actuating measures (regulations and bids process) proceeding to the assignation of the rights of use to the operators selected at the conclusion of the procedure.

AGCom will also publish the national plan for the assignment of frequencies (PNAF) a measure which is necessary for the choice of frequencies by the operators for all the areas subject to complete digitalization.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

With regard to the measures adopted for the assignation of digital frequencies, the Telecom Italia Media Group has presented an extraordinary appeal to the President of the Republic on the grounds that TIMB has been assigned (in Valle d’Aosta, Western Piedmont, Trento Alto Adige, Latium and Campania) three digital frequencies rather than four as occurred in Sardinia.

Finally, approval was given on March 15, 2010 to Legislative Decree 44 “Implementation of Directive 2007/65/EC relative to the coordination of specific legislative, regulatory and administrative measures of member States concerning the exercise of television broadcasting activities” published in the Gazzetta Ufficiale Issue 73 dated March 29, 2010, enacting Directive 2007/65/EC (the so-called directive on audio-visual media services) which modifies Directive 89/552/EC of the Council regarding the coordination of specific legislative, regulatory and administrative measures of member States concerning the exercise of television broadcasting activities.

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Events subsequent to December 31, 2009

Telecom Italia Media share capital increase

On April 8, 2010, the Telecom Italia Media extraordinary session of the shareholders’ meeting met and passed the following resolutions:

a.

cancellation of the par value of ordinary and savings shares;

b.

a reverse share split of ordinary and savings shares in a ratio of one ordinary or savings share for every 10 ordinary or savings shares held;

c.

necessary amendment to the bylaws in order for the measures and the characteristics of the savings shares’ rights to remain unchanged following the resolution in a) and b) above;

d.

share capital increase for 240 million euros through the issue of ordinary shares to be offered on an optional basis to holders of ordinary and savings shares – revoking the mandate at one time conferred by the shareholders’ meeting to the board of directors to increase share capital up to a maximum of 10 million euros – giving mandate to the board to establish in the imminence of the rights offering, its other characteristics, including the subscription price, the maximum number of shares to be issued and the option ratio.

The option rights which are not exercised during the offering period ex art. 2441, paragraph 1 of the Italian Civil Code will be offered to the stock market ex art. 2441, paragraph 3 of the Italian Civil Code. As already announced, Telecom Italia, the controlling shareholder of Telecom Italia Media with a 69.2% direct and indirect equity investment, has pledged its support to the initiative by assuming an irrevocable commitment to subscribe to its portion of the capital increase, in addition to any residual portion that remains unassigned at the end of the offer on the stock market, ex art. 2441, paragraph 3 of the Italian Civil Code.

The capital increase is expected to take place after all the necessary authorizations and fulfillment requirements have been met – and whenever the market conditions allow – during the first half of 2010.

The capital increase is part of the 2010–2012 Business Plan approved by the Telecom Italia Media board of directors on February 25, 2010 and its aim is to reinforce the asset structure and support the development of the company in the extremely dynamic market in which it operates. In particular, the proceeds from the subscription to the shares will be fully assigned for the repayment of a part of the existing financing extended by Telecom Italia and Telecom Italia Finance.

Finally, In order to allow the above mentioned actions to be carried out, the extraordinary session of the shareholders’ meeting has approved some amendments to the bylaws (art. 5 “Capital Measures” and art. 6 “Shares”)

Report on Operations 2009

The Business Unit of the Telecom Italia Group

Renewal of Content Competence Center contract with Telecom Italia

The board of directors’ meeting on February 25, 2010 approved the renewal of the Content Competence Center agreement with Telecom Italia for the continuation and expansion of the activities conducted by Telecom Italia Media for the creation, program planning, research and purchase of Media Content for use by Telecom Italia’s various television platforms (IPTV, CUBO, and WEB - formerly Yalp!). As part of the development strategies for broadband innovative services, Telecom Italia has recently launched the CuboVision device commonly known as “Over the Top TV”. This is a multimedia broadband device which allows home television viewing of Digital Terrestrial television channels as well as the most important Web TV stations, film requests using Pay-per-View and management of personal contents such as photos, videos and music.

In this scenario, Telecom Italia has asked Telecom Italia Media to expand the consulting activities that it already provides for the IPTV, Web and Mobile platforms renewing the above contract in advance and at the same time charging Telecom Italia Media with responsibility for assisting Telecom Italia in the creation and production of CuboVision content offerings. Telecom Italia Media’s fee will be composed of fixed and variable amounts. These latter have been agreed on the basis of price parameters that take into account Telecom Italia’s commercial objectives for the expansion of the IPTV and/or OTTV customer base and the revenues from the use of content on the platforms. To support the fairness of the agreed prices, the company asked for a valuation from a leading consulting firm which issued a favorable opinion. The forecast based on the estimates in Telecom Italia’s Commercial Plan will grow and surpass the annual amount of 20 million euros in 2012.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

Olivetti

►

The Business Unit

The Olivetti group mainly operates in the sectors of digital printing systems and ink-jet office products, in specialized applications for the banking field and commerce and in information systems managing forecast games, electronic voting and e-government. The group also develops and manufactures products using silicon technology (ink-jet print heads and Micro Electro-Mechanical Systems (MEMS) and industrial applications) and is also present with a dedicated structure in the field of documental services (digital management of company documents), caring services (specialist help-desk) and technical assistance. Starting from the second half of 2009, activities were undertaken to expand and diversify the offerings of the Information Technology sector by concentrating on the development of software solutions and applications services for businesses and public administrations and also qualifying devices.

The market of the Business Unit is focused mainly in Europe, Asia and South America.

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The structure of the Business Unit

The Business Unit is organized as follows (main companies only):

OLIVETTI

- Olivetti S.p.A.
  - Olivetti I-Jet S.p.A.
  - Advalso S.p.A.
  - Olivetti International B.V. in liquidation (*)

(*) Liquidated on January 28, 2010.

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  Main operating and financial data

Key results of the Business Unit for 2009 compared to 2008 are presented in the following table.

(millions of euros)	2009	2008	Change
			amount	%

Revenues	350	352	(2)	(0.6)
EBITDA	(14)	(30)	16	53.3
EBITDA margin	(4.0)	(8.5)
EBIT	(19)	(37)	18	48.6
EBIT margin	(5.4)	(10.5)
Capital expenditures	4	3	1	°
Headcount at year-end (number)	1,098	1,194	(96)	(8.0)

Report on Operations 2009

The Business Unit of the Telecom Italia Group

Revenues

Revenues amount to 350 million euros, decreasing 2 million euros compared to 2008. Revenues held steady compared to 2008 in a year featuring a difficult economic environment. As far as the quarterly results are concerned, the fourth quarter of 2009 recorded revenues of 131 million euros (100 million euros in the fourth quarter of 2008 or +31%). This is a decisive turnaround compared to the contractions recorded in the three previous quarters (-8.3% in the third quarter of 2009 over the third quarter of 2008, -15.5% in the second quarter of 2009 over the second quarter of 2008 and -14.5% in the first quarter of 2009 over the first quarter of 2008).

As far as products are concerned, revenues in 2009 are in line with the prior year, but with a different mix: lower volumes for conventional products compensated by sales of new product lines (Data Cards, Net Books and Note Books) on Olivetti and Telecom Italia channels. The lower sales volumes of conventional products are linked to the negative economic scenario and the highest declines occurred in European markets, particularly in Spain and in Great Britain where the Pound sterling decreased significantly in value.

With regard to ink-jet products, the 32% reduction in revenues is due to lower sales of fax machines, multifunction printers and accessories.

Printers for banking counter applications, the segment in which Olivetti is the market leader, posted a decrease in volumes of 13% due to the contraction of Middle East markets, particularly Iran, the Emirates and Turkey where the crisis froze the investments of banks for the opening of new branches.  The supply of counter printers to the Italian post office company, Poste Italiane S.p.A., continued in 2009 with volumes equivalent to those of the prior year.

The sales of fiscal cash registers in the Italian market recorded a considerable decline in volumes compared to 2008.  That year had benefitted from the order to replace installed machines owing to the so-called “seven-year period”, that is, the average period over which the fiscal memory inserted in the products becomes depleted.

On foreign markets, the sales of fiscal cash registers benefitted from the law that came into effect for tax collection in Sweden, where revenues totaled about 6 million euros.

In 2009 as compared to 2008, professional office products, copiers and relative accessories posted a sharp reduction in terms of sales volumes in the black and white copier segment (-23%) and in the color copier segment (-10%), with an average price reduction of 9% on black and white machines and 5% on color machines. Nevertheless, it should be noted that in this segment the major competitors recorded drops that went as low as 30% compared to the prior year.

In 2009, installations began, to date more than 4,500, on an important project in cooperation with Telecom Italia S.p.A., for the supply of specialized terminals for payments/services for authorized tobacconists in Italy.

Since the end of June, Olivetti’s product catalog has been enhanced with the start of the ‘Supply Chain’ activity. This activity centers on the supply of Data Cards, Net Books and Note Books to Telecom Italia S.p.A. and the foreign market. In 2009, revenues from the Parent were 24 million euros.

EBITDA

EBITDA is a negative 14 million euros, a decisive improvement (+16 million euros) compared to the prior year thanks to the significant reduction in fixed costs owing to the effects of the reorganization that occurred. Considering also the impact of exchange rate fluctuations on sales in foreign currency to customers outside the EU and on purchases of merchandise and products in foreign currencies, the change in the U.S. dollar rate against the euro adversely affected EBITDA by 3 million euros. If the foreign exchange effect is not considered, the comparison with 2008 would be an improvement of another 3 million euros.

(millions of euros)	2009	2008	Change

HISTORICAL EBITDA	(14)	(30)	16
Mobility expenses under Law 223/91	-	5	(5)
COMPARABLE EBITDA	(14)	(25)	11

Report on Operations 2009

The Business Unit of the Telecom Italia Group

EBIT

EBIT is a negative 19 million euros, an improvement of 18 million euros over the prior year.

(millions of euros)	2009	2008	Change

HISTORICAL EBIT	(19)	(37)	18
Non-organic expenses already described under EBITDA	-	5	(5)
COMPARABLE EBIT	(19)	(32)	13

Capital expenditures

Capital expenditures amount to 4 million euros, increasing 1 million euros compared to 2008.

Headcount

Headcount is 1,098 (1,005 in Italy and 93 foreign) at December 31, 2009, a decrease of 96 compared to December 31, 2008 (1,194, of whom 1,088 in Italy and 106 foreign).

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Commercial developments

In July 2009, Olivetti presented the new “Documental Hub” offering which proposes a series of solutions and services for the digital management of corporate documents to the world of companies and the Public Administration. Available in the ‘on demand’ mode through the Telecom Italia Data Centers, the offering not only makes it possible to dematerialize paper flows but also makes advanced services available such as the digital signature (also through cell phones), digital filing in accordance with law and electronic invoicing without the need of having one’s own dedicated IT structure. At the end of 2009, some agreements were also sealed which allow the marketing of a special offering for the education sector through the RCS Scuola channel.

***

In October 2009, in Ivrea, Olivetti inaugurated the headquarters of Advalso, the company created to expand IT assistance and support services for Olivetti and Telecom Italia customers in the ICT and TLC sectors, and guarantee the highest level of quality. With this new center, alongside the center in Carsoli, Advalso is able to manage the entire customer assistance process, from the execution of standard help desk services to the most advanced technical support and back office services for all the Group’s solutions, up to the development of solutions to support company business. With its 360-degree expertise in the IT sector, the new Advalso center is the benchmark services center for Olivetti’s new “Documental Hub” offering for document management, a market in Italy estimated to be worth approximately 1.5 billion euros.

***

With a view to simplifying the corporate structure, in December 2009, Olivetti S.p.A. purchased the assets and liabilities of Olivetti International B.V. in liquidation, including the investment in Olivetti France S.A..

►

Events subsequent to December 31, 2009

During January 2010, Olivetti S.p.A. finalized the acquisitions of the investments in Olivetti UK Ltd, Olivetti Espana S.A. and Olivetti Deutschland GmbH which were previously held by Olivetti International B.V. in liquidation. The final closing of the liquidation of the latter company took place on January 28, 2010.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

International Investments

BBNed Group

The BBNed group consists of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V..

BBNed Group

(millions of euros)	2009	2008	Change
			amount	%

Revenues	87	84	3	3.6
EBITDA	15	7	8	°
EBITDA margin	17.2	8.3
EBIT	(5)	(17)	12	70.6
EBIT margin	(5.7)	(20.2)
Capital expenditures	6	25	(19)	(76.0)

The key results in 2009 can be summarized as follows:

•

revenues amount to 87 million euros, increasing 3 million euros compared to the prior year (+3.6%), thanks to a greater contribution of revenues from retail ADSL services. The customer portfolio, standing at about 161,000, is some 5,000 lower than at December 31, 2008, but approximately 1,000 higher than at September 30, 2009;

•

EBITDA is 15 million euros, recording a significant increase of 8 million euros (+114.3%) compared to 2008 owing largely to better operating performance by the Alice business line (ADSL retail consumer package). The EBITDA margin is 17.2% compared to 8.3% for the prior year;

•

EBIT is a negative 5 million euros, compared to a negative 17 million euros in 2008;

•

capital expenditures total 6 million euros, decreasing 19 million euros compared to the prior year. The contraction can be attributed to capital expenditures in infrastructure (in 2008, significant network and information systems investments were made to expand the Alice package and fiber networks) and operating efficiency recoveries thanks to a rigid control over the return on investments;

•

headcount is 347 at December 31, 2009, a reduction of 60 compared to December 31, 2008 and includes 13 people with temp work contracts (61 at December 31, 2008).

►

Commercial developments

During the year, the Dutch DSL market featured a steady recourse to promotions resulting in better although limited commercial penetration of the offering in the fiber sector.

Cable operators responded with aggressive sales policies also making the most of the introduction of EURODocsis 3.0 technology which allows greater connection speed compared to previous offers.

In this environment, BBNed maintained its positioning as an active operator in the different markets, retail and wholesale, and customer segments (the business segment with the BBeyond brand and the consumer segment with the Alice and InterNLnet brands), taking action on:

•

technological evolution of network infrastructures and rationalization of IT systems;

•

improving the margins of rate plans;

•

customer loyalty and retention activities;

•

operating efficiency, rigid control over costs and the assessment of the return on investments.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

►

Principal changes in the regulatory framework

During 2009, the Netherlands regulatory authority (OPTA) further increased its focus on the technological development of fiber. In this context, it has obliged the incumbent KPN to guarantee access in unbundling both to its own fiber network (including the “city rings”) and to the network of its joint venture with the Reggefiber group. In this way, the alternative operators are ensured access in unbundling to all the incumbent’s “fiber to the office” (FTTO) network directed towards business customers (currently about 30% of the Dutch small and medium businesses market is covered) and to the “fiber to the home” (FTTH) network of the KPN-Reggefiber group joint venture.

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Competition

About 6 million broadband lines were recorded in the Dutch market at the end of 2009, with penetration of broadband services among the highest in the world (about 80%) and penetration via cable among the greatest in Europe (about 40%).

The competitive environment is characterized by a significant degree of consolidation occurring over the course of past years in both the DSL market, as a result of the aggressive M&A strategy by KPN, and in the cable market, owing to the merger of the two leading market players.

The technological evolution is driven by the strategies for the development of fiber networks in the technological plan of the incumbent KPN and carried out directly or in joint venture with Reggefiber (principal alternative provider of fiber accesses). Such plan calls for the development of fiber networks using FTTHome and FTTCurb technology and during 2009 resulted in a selective coverage of the territory in some cities of the country.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

Other Investments Accounted for Using the Equity Method

►

Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora 13.97%

The group operates in the sectors of fixed and mobile telecommunications, internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At December 31, 2009, land lines in service (including installed public telephones) are about 4,364,000, a slight increase compared to December 31, 2008 (4,299,000).

As regards Broadband, accesses total approximately 1,214,000, growing some 18% compared to the end of 2008 (1,032,000).

In the mobile business, the customer base of the group reached approximately 16,257,000 customers at December 31, 2009 (of which almost 11% in Paraguay) with an increase of more than 13% compared to year-end 2008 (14,375,000). The number of postpaid customers increased approximately 4% compared to the end of December 2008 and continues to account for about 28% of the total customer base. Migration of mobile customers from TDMA, only minimally in use in Paraguay at December 31, 2008, to GSM technology was completed during the year and is now used by 100% of customers.

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ETECSA

Held by: Telecom Italia International 27%

The company operates a monopoly in the sectors of fixed and mobile telecommunications, internet and data transmission in Cuba. At December 31, 2009, the number of land lines in service (also including installed public telephones) is 1,119,700, a slight increase compared to December 31, 2008 (1,088,100). Of the lines in service, 51,900 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in non-convertible Cuban pesos. With a market that is still of modest proportions, at December 31, 2009, the number of internet and data customers has reached 27,400, 6% more than at year-end 2008 (25,800).

In the mobile telephony business, the customer base has surpassed 621,100 at December 31, 2009, with an increase of more than 87% compared to December 31, 2008 (331,700). The number of customers with prepaid contracts constitutes almost 95% of the client base and is equal to 589,600 (303,600 at December 31, 2008). The performance for the year still benefits from the considerable reductions in activation charges which took place on December 11, 2008 and on May 18, 2009.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

Discontinued Operations/Non-Current Assets Held for Sale

The following is a reconciliation of the Profit (loss) from Discontinued operations/Non-current assets held for sale, with an indication of the principal economic and financial data of HanseNet, operating in Broadband activities in Germany.

(millions of euros)		2009	2008	Change
				amount	%

Economic impacts of HanseNet:
Revenues		1,161	1,190	(29)	(2.4)
EBITDA		265	238	27	11.3
EBITDA margin		22.8	20.0
EBIT		(6)	8	(14)
EBIT margin		(0.5)	0.7

Financial income (expenses)		(24)	(33)	9
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale		(30)	(25)	(5)
Income tax expense		7	36	(29)
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(A)	(23)	11	(34)

Other economic impacts:
Impairment loss on goodwill attributed to HanseNet and expenses incidental to the sale		(597)	(21)	(576)
Net impact related to Liberty Surf		-	(28)	28
Expenses connected with sales in prior years		(2)	(1)	(1)
	(B)	(599)	(50)	(549)
Profit (loss) from Discontinued operations/Non-current assets held for sale	(A+B)	(622)	(39)	(583)

►

Comment on the principal operating data of HanseNet - Broadband activities in Germany:

Revenues

Revenues relating to business conducted in Germany amount to 1,161 million euros, decreasing 2.4% compared to 2008 (-29 million euros). The reduction is largely due to the minor contribution to revenues by AOL clients (broadband resale and narrowband) and wholesale customers on the platform of the incumbent, Deutsche Telekom (DT). Such decrease was only compensated in part by the mobile service and higher revenues from unbundled accesses. The broadband customer portfolio in Germany at December 31, 2009 is about 2.3 million accesses, a figure basically in line with that at December 31, 2008.

EBITDA

EBITDA is 265 million euros, increasing 27 million euros (+11.3%) compared to 2008. The EBITDA margin is 22.8% against 20.0% in 2008.

As far as costs are concerned, the following is noted in particular:

•

acquisition of goods and services totals 778 million euros, decreasing 6.6% compared to 2008 (-55 million euros). The reduction is principally due to the lower impact of advertising and promotion expenses, commercial costs (thanks also to the acquisition of new customers with 2-year minimum contracts, the costs of which: 37 million euros in 2009 and 7 million euros in 2008 are capitalized)

Report on Operations 2009

The Business Unit of the Telecom Italia Group

and outsourced customer care costs, whereas interconnection costs with other operators increased in connection with the growth of unbundled Alice customers;

•

employee benefits expenses amount to 99 million euros, decreasing 8 million euros compared to 2008 (-7.5%) thanks to the reduction in the average headcount (from 2,520 in 2008 to 2,168 in the 2009);

•

other operating expenses amount to 46 million euros, decreasing 11 million euros compared to 2008 largely on account of lower expenses connected with credit management.

EBIT

EBIT is a negative 6 million euros compared to a positive 8 million euros in 2008. The EBIT margin is -0.5% against 0.7% in 2008.

The decline in EBIT is basically due to higher amortization and depreciation charges (+41 million euros) on account of both the capitalization of costs incurred for the acquisition of customers with 2-year minimum contracts and significant investments in network infrastructures and information support systems made during 2008.

Capital expenditures

Capital expenditures amount to 229 million euros, decreasing 98 million euros compared to 2008 thanks to the contraction of network infrastructure investments and costs capitalized for the activation of new customers on the access platforms of other operators and despite the negative impact of the above mentioned higher capitalization of costs for the acquisition of new customers with 2-year minimum contracts.

Headcount

Headcount is 2,205 at December 31, 2009, decreasing 300 compared to December 31, 2008 and includes 233 people with temp work contracts (293 at December 31, 2008).

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Commercial developments

The growth of the German Broadband market slowed down considerably starting from the fourth quarter of 2008. This was confirmed in the first nine months of 2009 by the net increase of approximately 500,000 broadband lines per quarter, and estimated for consolidation purposes also for the fourth quarter of 2009. The market context remains open to fierce competition from cable operators, from the commercial relaunch by the German incumbent Deutsche Telekom (DT) and from the aggressive pricing and promotions of the main alternative operators (specifically Vodafone and United Internet).

Considering the competitive scenario, HanseNet successfully pursued a new strategy from the start of the year based on three key points:

•

sales&marketing approach focusing on the acquisition of higher-value customers;

•

particular emphasis on end-to-end management of the acquired customer base;

•

rigorous financial discipline.

The new commercial approach led to an increase in the acquisition of more profitable customers (in the areas where HanseNet has its network) through less costly commercial channels (web and call centers) and with a growing importance of the new 2-year minimum contracts. The commercial focus described has not however led to significant reductions in the total volumes of orders acquired.

Better end-to-end management of the customer base made it possible to considerably reduce the churn rate (which in the fourth quarter of 2009 reached the lowest level of the last two years).

Starting from October, DT’s “IP-BSA” offering is available to alternative operators for the access to the VDSL network of the incumbent through wholesale bitstream. HanseNet and DT negotiated the contract for the VDSL-Bitstream offering which HanseNet however intends to sign only after technical incompatibility problems are resolved that were noted during the first tests between the DT network and the HanseNet product requirements.

►

Principal changes in the regulatory framework

The main changes to the German regulatory framework relate to the introduction in the first half of 2009 of the obligation for the incumbent Deutsche Telekom (DT) to provide IP access to its competitors as well as PSTN

Report on Operations 2009

The Business Unit of the Telecom Italia Group

access and to provide unbundled resale access. The regulator also slightly reduced the monthly LLU rental, clearly in contrast with DT’s request for a substantial increase.

In September, HanseNet applied to the German telecommunications authority (BnetzA) for access to DT’s street cabinets, ducts and dark fiber in order to be able to develop its own VDSL network (FTTCurb); in December, BnetzA indicated February 2010 as the latest date for a response to HanseNet. Also in December, BnetzA guaranteed Vodafone access to the same DT infrastructure for the same purpose. The economic conditions for the service will be established, separately, by the end of April 2010.

In November, the administrative court asked BnetzA to carry out a revision of unbundling LLU access rates taking into account historic costs in addition to replacement costs.

►

Events subsequent to December 31, 2009

On February 16, 2010, the Telecom Italia Group finalized the sale to Telefónica, through the subsidiary Telefonica Deutschland GmbH, of its entire investment held in HanseNet Telekommunikation GmbH, an operator focused on the retail market of broadband services in Germany.

The estimated economic impact of the sale, based on an enterprise value of 900 million euros, was recorded in full in the consolidated financial statements at December 31, 2009

Specifically, the transaction resulted in a negative impact on the consolidated net result for 597 million euros including the goodwill impairment loss on the company for 558 million euros, and also transaction costs and accruals to provisions.

Report on Operations 2009

The Business Unit of the Telecom Italia Group

Review of Operating and Financial Performance - Telecom Italia S.p.A.

			Change (a-b)
(millions of euros)	2009 (a)	2008 (b)	amount	%	% organic

Revenues	20,474	21,984	(1,510)	(6.9)	(6.9)
EBITDA	9,508	9,538	(30)	(0.3)	(1.7)
EBITDA margin	46.4%	43.4%	3.0 pp
Organic % EBITDA margin	47.3%	44.8%	2.5 pp
EBIT	5,161	5,128	33	0.6	(0.8)
EBIT margin	25.2%	23.3%	1.9 pp
Organic % EBIT margin	26.3%	24.6%	1.7 pp
PROFIT BEFORE TAX	2,456	2,135	321	15.0
PROFIT FOR THE YEAR	1,399	1,473	(74)	(5.0)
CAPITAL EXPENDITURES	3,406	3,471	(65)	(1.9)
NET FINANCIAL DEBT	39,695	39,916	(221)	(0.6)
HEADCOUNT AT YEAR END	54,236	57,285	(3.049)	(5.3)

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Operating performance

The Parent, Telecom Italia S.p.A., reports a profit of 1,399 million euros in 2009, with a decrease of 74 million euros compared to 2008. The following chart summarizes the main items which had an impact on the change in profit:

(millions of euros)
1,473
-30
+63
+288
-509
+114
1,399
Δ Income taxes -395
EBIT: +33
-74 (-5,0%)
2008
Δ EBITDA
Δ Depreciation and amortization /other operating items
Δ Income (expenses) from investments / Financial management
Δ Release of deferred taxes to income 2008
Δ Income taxes for the year
2009

Report on Operations 2009

Telecom Italia S.p.A.

Revenues

Revenues amount to 20,474 million euros, decreasing 1,510 million euros (-6.9%) compared to 2008; the organic change in revenues is -6.9% and is calculated by excluding the reduction of 17 million euros recorded to take into account the settlement of some rate disputes with other operators and the portion of the AGCOM resolution regarding the review, with retroactive effect, of the method for determining the price of bitstream services.

The trend in revenues shows the following changes in the various commercial segments:

•

a contraction in revenues in the Consumer segment (10,953 million euros in 2009, decreasing 9.8% compared to 2008), referring to both services (-754 million euros or -6.7%) and product sales (-454 million euros or -49.1%). The reduction in revenues from services is largely attributable to performance in Fixed voice (-201 million euros or -11.8%) and outgoing Mobile voice (-306 million euros or -8.2%) owing to a decline in the customer base. The overall change in revenues, besides a decrease in traditional revenues from value-added services and content, is also negatively affected by the revision of regulated interconnection rates (particularly as regards Mobile termination revenues). Such changes in the traditional business areas were only partly compensated by the growth of the customers base and revenues from Broadband services;

•

a reduction in revenues in the Business segment (3,730 million euros in 2009, decreasing 9.7% compared to 2008) attributable mainly to the generally unfavorable economic picture, consequently impacting usage. In addition to this, there was a contraction in the customer base although less marked than in the prior year in the Fixed area, more significant in the Mobile area. Nevertheless, in this context, certain positive tendencies were noted such as the stability of Fixed Broadband revenues (422 million euros), the growth of Fixed Data Services and the increase of Mobile Browsing revenues (155 million euros in 2009, increasing 17.4%);

•

a limited fall in revenues in the Top segment (3,674 million euros in 2009, decreasing 3.5% compared to 2008), principally in connection with the ongoing contraction in the telephony and data area partly associated with the economic situation and the resulting decline in usage by companies; this change is compensated in part by the continuous, strong growth of the ICT solutions and offerings area (+106 million euros or +15.3%) and the improvement in the mobile area;

•

a significant increase in revenues in National Wholesale segment (+258 million euros in 2009 or +14.8%), generated by the growth of the customer base of the OLOs regarding Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

EBITDA

EBITDA is 9,508 million euros, decreasing 30 million euros (-0.3%) over 2008. The organic change in EBITDA is a negative 1.7% (-170 million euros). The EBITDA margin is 46.4% (43.4% in 2008); at the organic level, the EBITDA margin is 47.3% in 2009 (44.8% in 2008).

Non-organic income and expenses excluded from the calculation of organic EBITDA are as follows:

(millions of euros)	2009	2008	Change

Expenses for mobility agreements under Law 223/91	-	283	(283)
Disputes and settlements	154	33	121
Other expenses, net	25	3	22
Total non-organic (income) expenses	179	319	(140)

More specifically, besides the negative effects described under the comments on revenues, the following line items analyzed below affected EBITDA performance in 2009:

Acquisition of goods and services

Acquisition of goods and services amounts to 7,746 million euros, decreasing 1,263 million euros (-14.0%) compared to 2008 (9,009 million euros). The reduction is largely the result of a contraction in the costs for the portion of revenues to be paid to other operators, partly due to the reduction in fixed-mobile voice call termination rates on the networks of other operators, in addition to lower purchases of raw materials and

Report on Operations 2009

Telecom Italia S.p.A.

commercial expenses specifically in relation to the acquisition of customers. This latter reduction is associated with the strategy of focusing commercial efforts on higher-value customers.

Details are as follows:

(millions of euros)	2009	2008	Change

Purchases of goods	1,393	2,013	(620)
Portion of revenues to paid to other operators and interconnection costs	2,379	2,832	(453)
Commercial and advertising costs	1,152	1,292	(140)
Consulting and professional services	173	230	(57)
Power, maintenance and outsourced services	1,018	1,011	7
Rent and leases	875	860	15
Other service expenses	756	771	(15)
Total acquisition of goods and services	7,746	9,009	(1,263)

As a percentage of revenues, the acquisition of goods and services is 37.8% (41% in 2008).

Employee benefits expenses

Details are as follows:

(millions of euros)	2009	2008	Change

Ordinary expenses of employees	3,120	3,165	(45)
Expenses for mobility under Law 223/91	-	283	(283)
Total employee benefits expenses	3,120	3,448	(328)

The reduction in the ordinary expenses of employees is due to the contraction of the average salaried workforce (-2,825 compared to 2008) and is mainly offset by the effect of the increase in minimum salaries established by the TLC collective national labor contract since June 2008 and the impact of the renewal of the collective national labor contract on October 23, 2009.

In 2008, an amount of 283 million euros had been recorded for the start of mobility under Law 223/91.

In 2009, the average salaried workforce, including those with temp contracts, was 54,558 (57,383 in 2008). Headcount at December 31, 2009 is 54,236 with a reduction of 3,049 compared to December 31, 2008.

Other operating expenses

Details are as follow:

(millions of euros)	2009	2008	Change

Writedowns and expenses in connection with credit management	396	398	(2)
Accruals to provisions	135	27	108
Telecommunications operating fee	49	49	-
Indirect duties and taxes	81	95	(14)
Penalties, settlement compensation and administrative sanctions	72	64	8
Association dues and fees, donations, scholarships and traineeships	24	24	-
Sundry expenses	50	24	26
Total	807	681	126

Report on Operations 2009

Telecom Italia S.p.A.

The increase is due primarily to higher accruals to provisions (+108 million euros) to cover risks on disputes in progress.

Depreciation and amortization, Gains on disposals of non-current assets and Impairment losses on non-current assets

Depreciation and amortization charges are 4,303 million euros (4,426 million euros in 2008), decreasing 123 million euros and referring to intangible assets for 62 million euros and tangible assets for 61 million euros.

The reduction in depreciation and amortization is largely on account of the decrease in amortizable assets owing in part to the reduction of capital expenditures in the last few years.

Losses on the disposal of non-current assets increased 44 million euros. Specifically, in 2009, the company proceeded to dispose of the credit management platform for fixed consumer clientele since it is no longer considered usable in light of the new organization structure and the continuation of the fixed-mobile convergence process. Net of the utilization of the provision for writedowns for 1.5 million euros, the effect of the losses was 39 million euros.

EBIT

EBIT is 5,161 million euros, increasing 33 million euros (+0.6%) compared to 2008. The organic change in EBIT was a negative 0.8% (-43 million euros). The EBIT margin is 25.2% (23.3% in 2008); at the organic level, the EBIT margin is 26.3% in 2009 (24.6% in 2008).

Non-organic income and expenses excluded from the calculation of organic EBIT are as follows:

(millions of euros)	2009	2008	Change

Non-organic expenses already described under EBITDA	179	319	(140)
Losses on disposals of non-current assets	39	-	39
Non-recurring gains from the sale of buildings	-	(25)	25
Total Non-organic (revenues and income) / costs and expenses	218	294	(76)

Other income (expenses) from investments

Details are as follows:

(millions of euros)	2009	2008	Change

Dividends	166	129	37
Other income and gains on disposals of investments	4	3	1
Losses on disposals of investments	-	(480)	480
Impairment losses on financial assets	(537)	(243)	(294)
Total	(367)	(591)	224

Specifically:

•

the year 2008 had included, inter alia, the losses on the disposal of investments referring to the sale of Liberty Surf Group S.A.S. to Iliad S.A. (480 million euros);

•

dividends mainly refer to Telecom Italia Sparkle (150 million euros) and Matrix (10 million euros);

•

gains on disposals of investments mainly refer to the sale in March of the holding in Luna Rossa Challenge 2007;

•

impairment losses are mainly in respect of the writedowns of the investments in Telecom Italia Deutschland Holding (497 million euros) following the transaction for the disposal of HanseNet, in Olivetti (13 million euros), in Tiglio I (9 million euros), in New Satellite Radio (7 million euros), in Tiglio II (5 million euros) and in Aree Urbane (2 million euros).

Report on Operations 2009

Telecom Italia S.p.A.

Finance income (expenses)

Details are as follows:

(millions of euros)	2009	2008	Change

Income on bond buybacks	3	58	(55)
Early closing of cash flow derivatives	20	19	1
Net finance expenses, fair value adjustments of derivatives and other items	(2,361)	(2,479)	118
Total	(2,338)	(2,402)	64

In particular, the improvement of 118 million euros in “Net finance expenses, fair value adjustments of derivatives and other items” refers to the change in interest rates and the reduction in debt exposure.

Income tax expense

Income tax expense is 1,057 million euros, increasing 395 million euros compared to 2008.

In particular, the year 2008 had benefited from the positive effect of 509 million euros due to the tax realignment of off-book deductions pursuant to Law 244 dated December 24, 2007.

Net of this effect, income taxes post a reduction of 114 million euros in 2009 compared to the prior year described as follows:

•

2009 tax benefits (143 million euros) mainly on account of filing the application for the reimbursement of prior years’ Ires taxes corresponding to 10% of deductible Irap taxes, pursuant to Legislative Decree 185 dated November 29, 2008, art. 6, as well as lower taxes of the prior year;

•

higher 2009 income taxes (29 million euros) due to a higher tax base and other changes.

Financial position performance

Financial position structure

(millions of euros)	12/31/2009	12/31/2008	Change
		Restated
	(a)	(b)	(a-b)
ASSETS
Non-current assets	68,751	70,202	(1,451)
Current assets	13,881	10,688	3,193
Discontinued assets/Non-current assets held for sale	-	9	(9)
	82,632	80,899	1,733
EQUITY AND LIABILITIES
Equity	23,068	22,868	200
Non-current liabilities	41,087	39,732	1,355
Current liabilities	18,477	18,299	178
	82,632	80,899	1,733

Net financial debt and financial flows

Net financial debt

Net financial debt is 39,695 million euros, decreasing 221 million euros compared to 39,916 million euros at the end of 2008.

In addition to the usual indicator (renamed “Net financial debt carrying amount”), a new indicator is also presented denominated “adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Report on Operations 2009

Telecom Italia S.p.A.

The composition is the following:

Net financial debt

(millions of euros)	12/31/2009	12/31/2008	Change
		Restated
	(a)	(b)	(a-b)
NON-CURRENT FINANCIAL LIABILITIES
Bonds	17,286	15,683	1,603
Amounts due to banks, other financial payables and liabilities	19,909	19,462	447
Finance lease liabilities	1,545	1,662	(117)
	38,740	36,807	1,933
CURRENT FINANCIAL LIABILITIES
Bonds	1,985	608	1,377
Amounts due to banks, other financial payables and liabilities	7,084	6,693	391
Finance lease liabilities	236	252	(16)
	9,305	7,553	1,752
GROSS FINANCIAL DEBT	48,045	44,360	3,685

NON-CURRENT FINANCIAL ASSETS
Financial receivables and other non-current financial assets	568	640	(72)
	568	640	(72)
CURRENT FINANCIAL ASSETS
Securities other than investments	1,321	-	1,321
Financial receivables and other current financial assets	2,225	241	1,984
Cash and cash equivalents	4,236	3,563	673
	7,782	3,804	3,978
FINANCIAL ASSETS	8,350	4,444	3,906

NET FINANCIAL DEBT CARRYING AMOUNT	39,695	39,916	(221)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(910)	(687)	(223)
ADJUSTED NET FINANCIAL DEBT	38,785	39,229	(444)
Detailed as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	46,287	43,556	2,731
TOTAL ADJUSTED FINANCIAL ASSETS	(7,502)	(4,327)	(3,175)
(1) of which current portion of medium/long-term debt:
Bonds	1,985	608	1,377
Amounts due to banks, other financial payables and liabilities	2,947	5,298	(2,351)
Finance lease liabilities	236	252	(16)

The non-current portion of gross financial debt is 38,740 million euros (36,807 million euros at the end of 2008) and represents 81% of total gross financial debt.

In keeping with the Group’s objectives in terms of debt composition and in accordance with the adopted “Guideline policy for debt management using derivative instruments”, Telecom Italia S.p.A., in securing both loans from third parties and intercompanies, uses IRS and CCIRS derivative financial instruments to hedge its liabilities. Additional details are provided in the Note “Derivatives”.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on financial instruments denominated in currencies other than euro and for the management of interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

Report on Operations 2009

Telecom Italia S.p.A.

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2009:

Net operating free cash flow

(millions of euros)	2009	2008	Change

EBITDA	9,508	9,538	(30)
Capital expenditures on an accrual basis	(3,406)	(3,471)	65

Change in net operating working capital:	(209)	(462)	253
Change in inventories	(52)	(17)	(35)
Change in trade receivables and net amounts due on construction contracts	402	315	87
Change in trade payables (*)	(564)	(706)	142
Other changes in operating receivables/payables	5	(54)	59
Change in provisions for employees benefits	(160)	227	(387)
Change in operating provisions and Other changes	57	(235)	292
Net operating free cash flow	5,790	5,597	193
% of Revenues	28.3	25.5	2.8 pp

(*) Including the change in trade payables for amounts due to fixed asset suppliers.

The improvement in net operating free cash flow compared to 2008 (+193 million euros) is largely the result of lower capital expenditure requirements and higher net operating working capital, the effects of which are partly offset by the change in operating provisions.

The following also had an impact on the trend of net financial debt during 2009:

Report on Operations 2009

Telecom Italia S.p.A.

Capital expenditures flow

Capital investments refer to intangible assets (1,525 million euros) and tangible assets (1,881 million euros).

Disposal of investments and other divestitures flow

Disposal of investments and other divestitures flow amounts to 51 million euros and mainly refers to the disposal of investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark (for cash receipts of 13 million euros) and also the disposal of other tangible and intangible assets. In particular, tangible asset disposals included the cancellation of a contract for the purchase of an aircraft which involved the manufacturer’s restitution of the advances that had been paid by Telecom Italia (about 21 million euros).

Financial investments and treasury shares buyback flow

Financial investments and treasury shares buyback flow amounts to 67 million euros including 50 million euros for the payment made to TI Capital to replenish its share capital and partly cover losses.

The treasury shares buybacks refer to the purchase, for 11 million euros, of a total of 11.4 million Telecom Italia ordinary shares to service the incentive plan for executive management denominated TOP Plan 2008. The average price per share was 0.92959 (including agent commissions).

Moreover, in July 2009, the Parent, Telecom Italia, purchased on the market 39,500 Telecom Italia Media savings shares to add to the 221,000 Telecom Italia Media savings shares already held. Such purchases required a total disbursement of 4,470 euros, corresponding to the average cost of 0.11317 euros per share (including agent commissions).

The purchases of Telecom Italia and Telecom Italia Media shares were carried out through the financial agent Mediobanca which operated with a mandate for the purchase of the shares on behalf of the Company in complete autonomy and independently of Telecom Italia and in accordance with the “Regulation of the markets organized and operated by Borsa Italiana S.p.A.” and the relative instructions.

Dividends flow

Dividends paid amount to 1,034 million euros. Dividends collected from Group companies total 166 million euros and particularly include the dividends collected from Telecom Italia Sparkle (150 million euros) and Matrix (10 million euros).

Finance expenses, taxes and other net non-operating requirements flow

Finance expenses, taxes and other net non-operating requirements flow mainly includes the payment, made during 2009, of taxes (for 2,272 million euros, which comprise 248 million euros for tax disputes which had already been provided for in the financial statements of prior years), net finance expenses and, to a lesser extent, the change in non-operating receivables and payables.

***

As regards the financial debt of Telecom Italia, the following is also mentioned:

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized in 2009 resulted in a positive effect on net financial debt at December 31, 2009 of 1,010 million euros (779 million euros at December 31, 2008).

Bonds

Bonds at December 31, 2009 are recorded for 19,271 million euros (16,291 million euros at December 31, 2008). Their nominal repayment amount is 18,696 million euros, increasing 2,814 million euros compared to December 31, 2008 (15,882 million euros).

The change in bonds during 2009 is as follows:

Report on Operations 2009

Telecom Italia S.p.A.

(millions of original currency)	currency	amount

NEW ISSUES			Issue date
Telecom Italia S.p.A. 500 million euros, 7.875% maturing 1/22/2014	Euro	500	1/22/2009
Telecom Italia S.p.A. 650 million euros, 6.75% maturing 3/21/2013	Euro	650	3/19/2009
Telecom Italia S.p.A. 850 million euros, 8.25% maturing 3/21/2016	Euro	850	3/19/2009
Telecom Italia S.p.A. 750 million pounds sterling, 7.375% maturing 12/15/2017	GBP	750	5/26/2009

REPAYMENTS			Repayment date
Telecom Italia S.p.A. Floating Rate Notes Euribor 3 months + 0.60%	Euro	110	3/30/2009

BUYBACKS			Buyback period
Telecom Italia S.p.A. 796 million euros Floating Rate Notes maturing June 2010	Euro	53.75	April – May

NOTE Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: 348 million euros (nominal amount) as of December 31, 2009, the same as of December 31, 2008.

Maturities of financial liabilities

The average maturity of non-current financial liabilities 6.66 years.

For details of the maturities of financial liabilities in terms of expected nominal repayment amount, as contractually agreed, reference should be made to the Notes “Net financial debt” and Financial Risk Management” in the separate financial statements of Telecom Italia S.p.A. at December 31, 2009.

Current financial assets

Financial assets total 8,350 million euros (4,444 million euros at December 31, 2008) of which 1,410 million euros refers to financial receivables form Group companies.

Moreover, 7,782 million euros (3,804 million euros at December 31, 2008) are classified as current financial assets. This level of current assets, together with unused committed credit lines of 6.5 billion euros, allows the Group to amply meet its repayment obligations.

►

EQUITY

Equity is 23,068 million euros, increasing 200 million euros compared to December 31, 2008 (22,868 million euros). The changes in equity during 2009 and 2008 are reported in the following table:

(millions of euros)	2009	2008

At the beginning of the year	22,868	23,610
Bond conversions, equity instruments granted and purchase of treasury shares	(7)	(26)
Profit for the year	1,399	1,473
Dividends declared	(1,035)	(1,618)
Movements in the reserve for available for sale financial assets
and cash flow hedges	(157)	(571)
At the end of the year	23,068	22,868

Report on Operations 2009

Telecom Italia S.p.A.

Financial Statements – Telecom Italia S.p.A.

Separate Income Statements

(millions of euros)	Year 2009	Year 2008 Restated	Change amount	Change %
Revenues	20,474	21,984	(1,510)	(6.9)
Other income	240	262	(22)	(8.4)
Total operating revenues and other income	**20,714**	**22,246**	**(1,532)**	**(6.9)**
Acquisition of goods and services	(7,746)	(9,009)	1,263	(14.0)
Employee benefits expenses	(3,120)	(3,448)	328	(9.5)
Other operating expenses	(807)	(681)	(126)	18.5
Changes in inventories	52	17	35	°
Internally generated assets	415	413	2	0.5
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	**9,508**	**9,538**	**(30)**	**(0.3)**
Depreciation and amortization	(4,303)	(4,426)	123	(2.8)
Gains (losses) on disposals of non-current assets	(39)	27	(66)	°
Impairment reversals (losses) on non-current assets	(5)	(11)	6	(54.5)
OPERATING PROFIT (EBIT)	**5,161**	**5,128**	**33**	**0.6**
Income (expenses) from investments	(367)	(591)	224	(37.9)
Finance income	2,683	1,174	1,509	°
Finance expenses	(5,021)	(3,576)	(1,445)	40.4
PROFIT BEFORE TAX	**2,456**	**2,135**	**321**	**15.0**
Income tax expense	(1,057)	(662)	(395)	59.7
PROFIT FOR THE YEAR	**1,399**	**1,473**	**(74)**	**(5.0)**

Report on Operations 2009

Telecom Italia S.p.A.

 Separate Statements of Comprehensive Income

In accordance with revised IAS 1 (Presentation of Financial Statements), which came into effect on January 1, 2009, the following statements of comprehensive income includes the profit for the year as shown in the separate income statements and all non-owner changes in equity.

Report on Operations 2009

Telecom Italia S.p.A.

Separate Statements of Financial Position

Report on Operations 2009

Telecom Italia S.p.A.

Separate Statements of Cash Flows

Report on Operations 2009

Telecom Italia S.p.A.

Additional Cash Flow Information

Report on Operations 2009

Telecom Italia S.p.A.

Reconciliation of Consolidated Equity

	Profit for the year		Equity at 12/31
(millions of euros)	2009	2008	2009	2008

Equity and Profit for the year of Telecom Italia S.p.A.	1,399	1,473	23,068	22,868

Equity and profit for the year of consolidated companies net of the share attributable of Non-controlling interests	(170)	(134)	18,790	17,894
Carrying amounts of consolidated investments			(30,736)	(30,353)

Consolidation adjustments:
- elimination of goodwill recognized in Parent financial statements			(40,013)	(40,013)
- recognition of positive differences arising from purchase of investments			43,501	43,817
- effect of elimination of carrying amount of Parent’s shares held by Telecom Italia Finance			(468)	(468)
- valuation of investments using the equity method, net of dividends	66	55	101	102
- intragroup dividends	(229)	(236)
- losses and impairment losses on consolidated companies included in the results of parent companies	528	415	11,064	11,072
- losses (gains) on disposals of investments	(2)	636	(23)	(22)
- elimination of internal profits included in tangible and intangible assets	10	10	(10)	(20)
- change in ownership percentage of consolidated companies during the year			(5)	(2)
- derivatives	8	(5)	221	701
- other adjustments	(29)	(37)	462	22

Equity and Profit for the year attributable to owners of the Parent	1,581	2,177	25,952	25,598

Equity and Profit attributable to Non-controlling interests	15	1	1,168	730

Equity and Profit for the year of the consolidated financial statements	1,596	2,178	27,120	26,328

Report on Operations 2009

Telecom Italia Group

Related Party Transactions

The information concerning related party transactions required by Consob Communication DEM/6064293 of July 28, 2006 is presented in the financial statements and in the Note “Related Party Transactions” in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group and in the separate financial statements of Telecom Italia at December 31, 2009.

Furthermore, a specific Group Steering Committee for Relations with Telefónica has been operational since the end of 2007. Its purpose, inter alia, is to identify business areas and activities that could lead to possible industrial synergies between the two Groups and to devise the resulting plans to implement them. The internal working groups that have consequently been set up between the two during 2008 have identified numerous areas of interest regarding:

•

the achievement of synergies, strictly speaking, especially in the areas of procurement, IT, technology and research, in which the mutual factor would be the experience and expertise of each of the two parties, with consequent possible improvements;

•

the sharing of best practices in the areas of specific processes or company services, aimed at improving performance in the respective domestic markets.

The project, as announced in March 2008, estimates synergies of 1.3 billion euros achievable by the two groups in the three year period 2008-2010, 55% of which would refer to Telecom Italia. The cooperation will continue into the two years 2011-2012, with further synergies deriving mainly from the extension of the timeframe of the activities in progress.

The operational sphere of the initiative would exclude the operations of the two Groups in Brazil and Argentina.

In view of its strategic nature, as well as having considered the circumstance that Telefónica is a related party of Telecom Italia, the Committee for Internal Control and Corporate Governance has been called upon to monitor the manner in which the project is implemented, in light of the specific rules of conduct.

Report on Operations 2009

Telecom Italia Group

Sustainability

►

Introduction

For 13 years, Telecom Italia has been analyzing its own performance with regard to the stakeholders with whom it interacts daily: Customers, Suppliers, Competitors, Institutions, the Environment, the Community, Human Resources and Shareholders.

To demonstrate the importance that Telecom Italia places on sustainability, the information regarding the activities carried out with regard to the stakeholders has, since 2003, formed part of the Report on Operations, in confirmation of the Group’s determination to integrate its financial and non-financial data.

►

References and Governance

In defining and implementing its own sustainability strategy and programs, Telecom Italia Group makes reference to the guidelines issued by the main global organizations of guidance and standardization on Corporate Responsibility.

In 2002, Telecom Italia endorsed the principles of the Global Compact, the main point of reference at the global level, launched in 2000 by the UN to promote the protection of the environment, respect for human rights, working standards, and anti-corruption practices.

The System of Sustainability Management also takes into account the principal reference regulations and international standards:

•

the Directives, Recommendations and Communications of the European Commission;

•

the OCSE guidelines directed at multinational enterprises;

•

the ISO 9000 and ISO 14000 certificates governing Quality and Environmental Management Systems;

•

the principles of the Conventions of the International Labor Organization (ILO) on respecting the fundamental rights of workers;

•

the Social AccountAbility 8000 standard (SA8000), aimed at promoting respect for human rights and working conditions by companies and their supply chains;

•

the AA1000 AccountAbility Principles Standard (APS 2008), drawn up by AccountAbility (a non-profit international partnership in the field of defining standards and guidelines); the document sets the principles that a company must  respect in order to define itself “accountable”.

Sustainability issues are subject to the supervision of the Committee for Internal Control and Corporate Governance, which carries out ex-post checks on sustainability activities in general, including projects conducted by the Telecom Italia Foundation, to ensure they are consistent with the Group’s ethical values.

►

Reporting

The performance analysis and the related reporting are based on a multi-stakeholder approach, and on around 200 KPI (Key Performance Indicators), defined on the basis of the Global Reporting Initiative (GRI) guidelines, the demands of stakeholders and the questionnaires sent to the main rating agencies, with the aim of inclusion in the stock indexes of Sustainability.

With the integration of the sustainability data within the consolidated Telecom Italia Group Annual Report which has been carried out since the financial year 2003, the Group anticipated the application of European Directive 51/2003, adopted in Italy under the Legislative Decree dated February 2nd, 2007, number 32.

In drawing up the Sustainability Report, the principles of completeness, materiality and responsiveness defined by the AA1000 AccountAbility Principles Standard (APS), have been followed; all subsidiary companies included in the area of consolidation have been considered, unless stated otherwise (see § “The Environment”), excluding Discontinued operations/Non-current assets held for sale.

The methodology adopted to measure investments in the Community is that defined by the London Benchmarking Group – LBG (see § ”The Community”).

►

Planning

The Sustainability Plan is drawn up on the basis of a procedure broken down into four phases:

1.

identification of the areas for improvement in sustainability performance;

2.

comparison between the areas for improvement and the projects the Group plans to carry out for the purposes of its business;

Report on Operations 2009

Telecom Italia Group

3.

definition of targeted actions to be taken in the areas for improvement where no projects have been conducted previously, or those where the planned projects do not have sufficient, positive impact in terms of sustainability;

4.

monitoring those areas in need of supervision in order to maintain the performance level attained.

The identification of the improvement goals is based on:

•

commitments required by international organizations - such as the UN, ILO, OECD – and regulatory bodies, taken in the Group’s Code of Ethics and other charters and policies;

•

general issues assessed by analysts for the purpose of inclusion in the sustainability indexes;

•

stakeholders’ requests (conveyed through associations, the media, direct contacts, etc.);

•

benchmarking with  other TLC operators.

Projects that require substantial investment, presented for approval by the appropriate Committee, are accompanied by an assessment schedule in which their impact, in terms of the sustainability of the investment, is stated: the project managers indicate whether the projects for which they are seeking approval have a positive, negative or neutral impact on certain key areas identified for each stakeholder. These reports are taken into account within the decision-making process that leads to the approval of investments, and they provide a useful summary for assessing the overall impact of the Group’s investment choices in terms of sustainability.

►

Placings in the indexes

The indexes of sustainability are stock indexes in which shares are selected not only on the basis of economic-financial parameters but also in the light of social and environmental criteria. The selection process is carried out by specialized rating agencies that assess companies on the basis of publicly available information and questionnaires, taking account of opinions expressed by the media and stakeholders. The selection process is extremely rigorous and only companies deemed worthy are given a place in the indexes.

Telecom Italia has been confirmed in both categories in the Dow Jones indexes of sustainability:

•

Dow Jones Sustainability World Index (DJSI World), which includes 317 leading companies in sustainability at the global level;

•

Dow Jones STOXX Sustainability Indexes (DJSI STOXX): the Europe index, made up of 154 leading companies in sustainability at the European level; the Euro index, made up of 84 listings in the Euro area.

On the basis of the assessments carried out for admission to the DJSI in 2009, Telecom Italia has been included in the prestigious Gold Class in the fixed telecommunications sector of the “Sustainability Yearbook 2010”, published by the SAM Group (Sustainable Asset Management), which administers the DJSI, and PricewaterhouseCoopers.

Telecom Italia has been included in all the important indexes of the Financial Times Stock Exchange for Good (FTSE4Good):

•

FTSE4Good Global (653 companies);

•

FTSE4Good Europe (264 companies);

•

FTSE4Good Environmental Leaders Europe, which include 40 listings selected from the FTSE4Good Europe on the basis of results achieved in matters of environmental protection.

Telecom Italia is also included in the following indexes:

•

Advanced Sustainable Performance Index (ASPI) Eurozone, made up of 100(1) companies;

•

Ethibel Sustainability Indexes (ESI):

−

Excellence Europe, comprising 198 listings;

−

Excellence Global, comprising 134 listings;

•

KLD Sustainability Indexes:

−

FTSE KLD Global (GSIN), comprising 630 listings;

−

FTSE KLD Europe (EUSI), comprising 209 listings;

(1) To which may be added 20 in the “buffer” zone, that is listings not included directly in the index but which may find places should any of the 100 companies be excluded during the review processes held during the year.

Report on Operations 2009

Telecom Italia Group

−

FTSE KLD Global ex US Index (GSIXU), comprising 452 listings;

−

FTSE KLD Europe Asia Pacific (EAPSI), comprising 401 listings.

•

E.Capital Partners Indexes (ECPI):

−

Ethical Index Global, comprising 300 listings;

−

Ethical Index Euro, comprising 150 listings;

−

Ethical Index EMU, comprising 150 listings.

•

Axia

−

Ethical, comprising 40 listings;

−

Euro Ethical, comprising 40 listings;

−

CSR, comprising 30 listings.

Tim Participações has been included in the ISE index (Índice de Sustentabilidade Empresarial), managed by Bovespa (the San Paolo stock exchange) together with the Brazilian Environment Ministry, UNEP and other financial and sustainability bodies. The index is composed of the listings of 34 companies that have obtained the highest scores in terms of sustainability, selected on the basis of a questionnaire submitted to the 137 most traded companies of the Bovespa.

►

Other acknowledgements

Telecom Italia was again judged by the Carbon Disclosure Project (CDP) to be the best Italian company in the “Global 500” index in the exposition of data regarding climate change also in the 2009 edition (following that in 2008). The CDP is an international initiative, now in its seventh year, which provides guidelines on how to measure and represent greenhouse gas emissions.

Avoicomunicare, Telecom Italia’s integrated communication project on the major social and environmental issues, won the “Aretê 2009” award promoted by Pentapolis (Confindustria) on responsible communication, in the Internet category.

Telecom Italia was awarded the “Family-Work 2009” Prize, devised and promoted by the Lombardy Region in collaboration with ALTIS (Alta Scuola Impresa e Società, Catholic University) for creating the best integrated system for family-work balance.

Telecom Italia is in second place in Italy in web communication on sustainability in the Lundquist classification.

By virtue of the experience gained through the co-leadership of the laboratory “Sustainability and evaluation of the non-financial performance”, started within the Alliance launched by the European Commission in March, 2006, Telecom Italia was the only Italian company called on by the Directorate-General for Enterprise and Industry of the European Commission to take part in the stable nucleus of stakeholders invited to the ESG (Environmental, Social, Governance) workshops. These are meetings aimed at discussing possible actions to improve the reporting and communication on sustainability issues which have involved businesses, investors, civil society, non-governmental organizations, consumer associations, the media, trade unions and institutions in the second half of 2009 and in the first months of 2010.

Report on Operations 2009

Telecom Italia Group

►

Economic value generated and distributed

The economic value generated and distributed to stakeholders(1) is shown below. Since 2008, the method of presentation recommended by the Global Reporting Initiative (GRI) has been adopted, with appropriate adaptation. Data regarding the previous financial year have been recalculated for purposes of comparison.

(million euros)	2009	2008

Direct economic value generated
a) Revenues and other income	27,445	29,336
b) Interest payable and dividends paid	104	345
c) Capital gains (capital losses) from disposals of non-current activities	(59)	35
d) Direct economic value generated (a+b+c)	27,490	29,716
Economic value distributed
e) Operating costs	12,200	13,713
f) Employee costs	3,734	4,114
g) Shareholders and providers of capital	3,183	3,999
h) Taxes and duties	1,548	2,138
i) Economic value distributed (e+f+g+h)	20,665	23,964
Economic value retained (d-i)	6,825	5,752

(million euros)	2009	2008

Wages and salaries	2,570	2,597
Social security costs	942	944
Provisions for employees’ severance and retirement	54	71
Other expenses	168	502
Employee costs	3,734	4,114

(million euros)	2009	2008

Acquisition of external goods and services	11,480	13,120
Other operating costs(*)	1,220	1,212
Change in inventories	15	(113)
Internally generated assets	(515)	(506)
Operating costs	12,200	13,713

(*)

Mainly consists of write-downs and changes connected to the management of non-financial credits of 565 million euros (687 million euros in 2008)  accruals for risks equal to 164 million euros (70 million euros in 2008), and contributions and fees for TLC activities of 318 million euros (315 million euros in 2008), net of “Other taxes and duties” of 396 million euros (419 million euros in 2008) included in the item “Taxes and duties”.

(million euros)	2009	2008

Dividends distributed	1,053	1,667
Interest payable	2,130	2,332
Shareholders and providers of capital	3,183	3,999

(1) The value distributed to the stakeholder, The Community, is not shown in the table but can be found in the relevant chapter.

Report on Operations 2009

Telecom Italia Group

(million euros)	2009	2008

Income taxes	1,152	1,719
Indirect taxes and duties	396	419
Taxes and duties	1,548	2,138
regarding Italian activities	1,232	1,781
regarding activities abroad	316	357

Report on Operations 2009

Telecom Italia Group

CUSTOMERS

►

Customer satisfaction

Telecom Italia listens to its customers through a system that encompasses both an overall assessment over time of all contacts with Telecom Italia, and a specific evaluation of the most recent contacts (for example, the activation of an ADSL line, a request for information or the reporting of a fault). The contributions gathered are used to improve the organizational processes with the aim of supplying a service that is ever more responsive to the needs expressed.

The Customer Satisfaction surveys carried out by the company are of two kinds:

•

the “reflective” survey is based on the overall perceptions of the customer and is not connected to a moment in time when contact was made for some specific reason. This method permits the analysis of the causal relationships that determine the customer’s level of satisfaction. This survey, similar to the one used for the ACSI (American Customer Satisfaction Index), yields an indicator which is stable and has a predictive capacity, and that can be used to make comparisons between sectors and countries. This indicator furnishes important suggestions about the levers that can be employed to improve the levels of customer satisfaction. This type of survey has been extended to cover all categories of customers, consumer and business;

•

the “reactive” survey is conducted immediately after the specific event that is the object of the inquiry (a contact with the call centre). Those interviewed are asked to express, with the experience of the call still fresh in their mind, an overall assessment of the service received (overall satisfaction) and an assessment of the individual aspects of the experience (for example, the time of the wait to speak to an operator, courtesy and competence of the operator).

The data below refers to the last three months of the year and shows the overall CSI of Telecom Italia S.p.A.

Customer segment	2009	2008

Consumer	69.86	68.33
Business	63.42	60.63
Top Clients	70.30	70.74
Total	68.60	67.19

The data given in the table below refers to the 2009 progressive weighted average revealed by the “reflective” survey.

	Customer segment	Satisfaction with access service(*)		Satisfaction with billing (*) (1)
		2009	2008	2009	2008

Fixed telephony	Consumer	8.18	7.98	7.27	7.14
	Business	7.80	7.59	6.73	6.56

	Customer segment	Satisfaction with network coverage (*)		Satisfaction with billing (*) (2)
		2009	2008	2009	2008

Mobile telephony	Consumer	8.36	8.34	7.79	7.60
	Business	8.15	8.10	6.83	6.97

(*)

Average satisfaction on a scale of 1-10 where 1 means “completely unsatisfied” and 10 “completely satisfied”.

(1)  Ease of reading of the bill.

(2)  Ease of reading of the bill for the business segment; accuracy of credit management/invoice for consumer segment.

Report on Operations 2009

Telecom Italia Group

The data given in the table below refers to the 2009 progressive weighted average revealed by the “reactive” survey.

Customer satisfaction with Customer Care

	Customer segment	Overall satisfaction (*)		Courtesy and kindness of the operator (*)(**)		Ability to understand and satisfy needs and requests(*)(**)
		2009	2008	2009	2008	2009	2008

Fixed telephony	Consumer(1)	7.19	6.63	8.47	8.34	8.01	7.67
	Business(2)	6.39	6.09	8.14	8.13	7.47	7.23
Mobile telephony	Consumer(3)	7.81	7.50	8.81	8.74	8.46	8.16
	Business(4)	6.67	6.49	8.27	8.31	7.49	7.32

(*)            Average satisfaction on a scale of 1-10, where 1 means “completely unsatisfied” and 10 means “completely satisfied.”

(**)        Starting from January, 2009, in the survey questionnaire, the operator item “Courtesy and kindness” has replaced “Courtesy” and the operator item “Ability to understand and satisfy requests” has replaced “Technical Competence of Operator.”

(1)

Assistance given by the 187 (commercial) service for information,  commercial and administrative requests, reminders and complaints (excluding calls regarding failures).

(2)

Assistance given by the 191 (commercial) service for information, commercial and administrative requests, reminders and complaints (excluding calls regarding failures).

(3)

Assistance supplied by the 119 Service for information, changes and complaints.

(4)

Assistance supplied by the Toll-free Business Number for information, changes and complaints.

Customer satisfaction in the management incentives scheme

Telecom Italia’s short term management incentives scheme provides, among the targets for all those within the scheme, those linked to customer satisfaction, in line with the industrial plan for the period. These targets are measured through the Customer Satisfaction indices monitored through periodical “reflective” surveys. In addition, there are further targets on parameters of quality measured by “reactive” surveys for the front end area (caring, technological etc.).

Customer satisfaction in collective incentives systems

Telecom Italia’s collective incentives systems also provide a target linked to customer satisfaction.

In particular, performance-related bonuses for all Telecom Italia resources not included in a system of individual incentives incorporate both a total customer satisfaction target, valid across the whole company, and specific targets for that part of the organizational structure responsible for customer satisfaction.

Report on Operations 2009

Telecom Italia Group

SUPPLIERS

►

General matters

The process of selection, assessment and control of Telecom Italia Group’s suppliers is achieved, for high risk categories of commodities, through a pre-contractual phase of evaluation in which the economic/financial and technical/organizational characteristics are assessed. The positive evaluation of these characteristics allows inclusion in the Group’s Register of Suppliers.  All the Group’s suppliers must make a commitment, on behalf of the company in question and any authorized sub-contractors, collaborators and employees, to observe the principles of ethics and conduct contained in the Group’s Code of Ethics.

Registered companies which have received procurement orders are usually subject to controls throughout the course of supply, which range from Vendor Rating monitoring (the systematic assessment of the supply) to Incoming Quality control (mandatory for the purpose of the acceptance and use of the goods procured).

During 2008, a Vendor Rating Index was introduced, as an experiment, which takes social and environmental parameters into consideration in the evaluation of the supplier.

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Main sustainability initiatives

The following initiatives were undertaken during 2009:

•

the application of the “Guidelines for the assessment of the life cycle of products” (issued in 2007) has continued with regard to 23 products which allows the evaluation of how far the commodities procured, managed and marketed by the Group meet the requirements laid down by the key environmental regulations and are designed, made, used and decommissioned in such a way as to facilitate the entire life cycle from the environmental and economic points of view;

•

for 52 suppliers, this evaluation has also been supplemented by checks on aspects of social and environmental sustainability, such as respect for the principles of ethical conduct in business, the adoption of procedures to ensure the health, safety and rights of workers and the protection of the environment;

•

in November, 2009, the certification of conformity was confirmed, under the regulation, ISO 9001:2000, of the “Management System for Quality” for the whole Group’s Purchasing Department, with specific acknowledgement of the initiatives undertaken in the field of sustainability;

•

in order to align Telecom Italia with the best practices in the sector and ensure conformity with the strategy of sustainability adopted, a Policy of Green Procurement was defined which provides the guidelines which define the environmental prerequisites for the products/services acquired.  The Policy is published on the sustainability channel on the Corporate website, www.telecomitalia.com.

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Main initiatives of involvement

•

For the third consecutive year, the Group’s main suppliers have been involved in surveys of satisfaction with the Purchasing Department and, more generally, with Telecom Italia. The on-line questionnaire, made up of 33 questions, was up and running for two weeks and the analysis involved 1,022 suppliers with access to the Portal. The overall average outcome of the 328 questionnaires compiled was 72/100 (69/100 in 2008 and 71/100 in 2007) with a percentage of participation of around 32%, compared to 43% in 2008 and 35% in 2007.

•

Regarding the network works division, the activities of the e-community (activated in 2008) have continued, aimed at improving communications with and between suppliers, chiefly on subjects regarding social and environmental sustainability.  To this end, an appropriate Internet site called “TelecHome” has been created.  In 2009, discussions were held regarding the correct management of processing waste and the process of training personnel on health and safety in the workplace.

Report on Operations 2009

Telecom Italia Group

COMPETITORS

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Relations with stakeholders

Telecom Italia is involved in the management of association relations, coordinating lobbying and representation activities with Confindustria and its member associations.

The initiatives at the national and local levels consist of actions and meetings about business development and protecting the company’s interests in the field of economics, regulations, trade unions and labor. They are based on dialogue and comparison with respective positions in order to identify, where possible, a common position within the sector that can be represented in the national and Community institutional arena.

The Group is a member of 100 territorial Associations and of the following Federations/Associations in the sector: Confindustria - Servizi Innovativi e Tecnologici, Asstel, Assoelettrica, and, from this year, also Assinform, the national association of the main Information Technology companies operating in the market.

As regards the activity of collaboration of Telecom Italia at the international level, the Group works with the various organizations and/or trade / industry associations to which it belongs, such as ETNO (European Telecommunications Network Operators’ Association), EIF (European Internet Foundation), EABC (European-American Business Council), EITO (European Information Technology Observatory), GII (Gruppo di Iniziativa Italiana), ITU (International Telecommunication Union), BIAC (Business and Industry Advisory Committee).

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Commitments regarding the access network

 In December, 2008, AGCom approved the voluntary undertakings presented by Telecom Italia under resolution 718/08/CONS, subdivided into 14 main groups, and three additional groups of a methodological nature (variation, expiry, modulation).

 Specifically, the undertakings:

•

 are aimed at meeting more fully the needs of the customers, both wholesale and retail, promoting innovation in internal processes, the qualitative development and improvement of the fixed access network and respected services, the reduction of disputes;

•

 contribute to the development of fair competition with competitors, considering this to be in the interests of the Group, the market, the customers and stakeholders in general, promoting a more efficient and effective equality in the technical and economic treatment between the marketing departments of Telecom Italia and the other operators;

•

 ensure the maintenance of competitive conditions in the transition to new generation networks in order to ensure the creation of an open network able to offer the Community high quality services;

•

make the evolution of Telecom’s fixed access network more transparent for competitors and institutions through the communication of the technical plans for quality and the development of the infrastructure;

•

 receive and acknowledge the requests from AGCom, consumer associations and alternative operators, contributing to the development of a model for relations and solutions to the problems through constructive relationships founded on a climate of trust and continuous dialogue.

 A year from their establishment, the state of progress recorded by the undertakings displays an extremely positive trend, both in terms of fulfillment and in terms of innovative solutions provided for the improvement of internal company processes.

Report on Operations 2009

Telecom Italia Group

INSTITUTIONS

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Relations with stakeholders

Telecom Italia constantly keeps abreast of legislative activity by monitoring the flow of policy-making (summaries of parliamentary proceedings and the activities of the Council of Ministers) with the aim of:

•

understanding the expectations of the national, central institutions and the evolving trends in parliamentary and governmental regulatory initiatives;

•

identifying potential impact on the strategy and business activities of the Group;

•

adopting strategies to protect the company’s position.

 Moreover, Telecom Italia provides information to ministers (mainly the Minister for Economic Development) concerning the activities of the inspection body (parliamentary questions) directed at the Group. Projects and Protocols of Understanding have been defined with the national institutions aimed at the dissemination of ICT, broadband connections and the digitalization of the country.  For example, the Protocol of Understanding signed with Minister Gelmini for the diffusion of ICT tools for teaching in schools forms part of this activity.

At the local level, Telecom Italia maintains a constant dialogue with the institutions on subjects of a general nature regarding the electronic communications sector and on issues of local interest with significance for the company’s business, from the perspective of problem solving and promoting the Group’s image. The monitoring and constant interaction with the decision-making centers of local institutions occurs by means of audiences, participation in workshops, the work of regional Commissions and ministerial and specialist roundtables.  Furthermore, Telecom Italia regularly organizes communication initiatives on specific issues of local interest.

Coordination with the company departments operating at the territorial level is fundamental in acquiring information regarding the approaches and expectations from local institutions and providing suitable solutions.

Relations with European and international institutions are collaborative in nature and are broadly carried out according to the logic previously described with, in many cases, the involvement of the other ICT operators. The actions carried out are both of the institutional kind (for example, participation in public consultations, workshops, meetings of  parliamentary Commissions) and the collaborative type with other operators (meetings with the EU Commission).  Among the issues tackled at a European level, subject to the main regulatory/legislative documents of interest to the Group, are the revision of the Community Directives, the Recommendation on termination, the Recommendation on regulated access to the Next Generation Networking (NGN), and the roaming Regulation and the review of the Universal Service.

Telecom Italia Media also maintains a constant dialogue with the institutions on subjects of interest to the company and has carried out a series of actions with regard to regulatory acts, public consultations, positioning requests by AGCom, of which the following are particularly important:

•

the request for the partial postponement  of the obligations for scheduling and investment in support of European works established by the Regulation approved by AGCom under resolution number 66/09/CONS. The decision to take advantage of the possibility for postponement, established by the said Regulation, for the stations of the TI Media Group and in particular for La7, MTV, QOOB and for the satellite channels of MTV, was dictated by the needs of balance and scheduling;

•

public consultation (launched under the resolution number 526/09/CONS of 30/09/2009) concerning the identification of the emerging platforms for the marketing of broadcasting rights for sports, which was concluded on October 30th, in which TI Media, in concert with the other companies of the Group, gave notice of the necessity of incorporating, among the emerging platforms, IPTV, DVB and the mobile platforms such as GSM, GPRS and UMTS.

Regarding relations with the UN, the activities carried out as part of the Global Compact were of particular importance, taking the form of participation in the work group on human rights and in Network Italia.  Telecom Italia and TI Media, the two companies of the Group which adhered to the Global Compact, compile the “Communication on Progress” annually, the document in which the progress achieved in the promotion and actual application of the 10 principles on which the Global Compact is founded is reported.

Report on Operations 2009

Telecom Italia Group

THE ENVIRONMENT

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Environmental performance

The information on environmental performance has been drawn up from management data and, in accordance with the principle of materiality, only  subsidiary companies have been included in the consolidated accounts that fulfill both of the following two prerequisites: revenue greater than 300,000 euros and more than 40 employees, excluding discontinued operations/non-current assets held for sale.

The environmental performance data reported in the following pages cover:

•

energy;

•

atmospheric emissions;

•

water;

•

paper;

•

waste;

•

electromagnetic and noise emissions.

Energy

Energy consumption by Telecom Italia S.p.A and the Group is shown below.

HEATING SYSTEMS

		Telecom Italia S.p.A. 2009	Changes %
			2009 vs 2008	2009 vs 2007

Energy consumed in diesel fuel	MJ	112,979,718	(20.80)%	(24.45)%
Energy consumed in methane fuel	MJ	689,048,720	0.67%	(4.48)%
Total energy for heating	MJ	802,028,438	(3.03)%	(7.86)%

HEATING SYSTEMS

		TI Group 2009	TI Group breakdown by BU (%)
			Domestic/Brazil/Other activities	Media	Olivetti

Total energy for heating	MJ	919,813,181	92.05%	0.35%	7.60%

(*)

In this table and the following tables in the chapter “The Environment”, under the heading Domestic/Brazil/Other activities, the domestic fixed and mobile TLC activities are included, as are the respective activities of support, the broadband services in the Netherlands, and the activities of the Tim Brasil Group.

Report on Operations 2009

Telecom Italia Group

The data in the table regarding Telecom Italia S.p.A. shows an overall reduction of consumption for heating systems and, in particular, the consumption of diesel. The substitution of diesel fuel with methane fuel is due to the modernization of the plants which has favored solutions of reduced environmental impact.

VEHICLES

		Telecom Italia S.p.A. 2009	Changes %
			2009 vs 2008	2009 vs 2007

Consumption of unleaded petrol	l	5,335,302	(47.51)%	(62.02)%
Diesel consumption	l	17,678,505	21.84%	63.98%
Total energy consumption(*)	MJ	802,128,520	(5.02)%	(4.11)%

 (*) Represents conversion into MegaJoules of the consumption of unleaded petrol and diesel expressed in liters.

NUMBER OF VEHICLES AND DISTANCE TRAVELLED

		Telecom Italia S.p.A. 2009	Changes %
			2009 vs 2008	2009 vs 2007

Total number of company vehicles	no.	21,068	(1.77)%	(2.27)%
Number of low-emission vehicles(*)	no.	20,787	(1.47)%	(1.98)%
Total distance travelled	km	308,682,237	(1.68)%	(1.05)%

(*)

Vehicles fuelled by unleaded petrol, eco-diesel, bludiesel, LPGL (meeting the Euro4 standard or higher), electricity or fuelled by other combustibles with comparable or lower emissions.

The reduction of energy consumption for vehicles is due, as well as to the reduction of the overall distance travelled by the vehicles, to the gradual change in the composition of the fleet in favor of vehicles meeting high environmental standards (Euro4 or higher with diesel engines that are more efficient compared to petrol engines).

NUMBER OF VEHICLES AND DISTANCE TRAVELLED (*)

		TI Group 2009	TI Group breakdown by BU (%)
			Domestic/Brazil/Other activities	Media	Olivetti

Total number of vehicles	no.	22,703	98.82%	0.43%	0.75%
Total energy consumed	MJ	1,263,639,200	98.29%	0.69%	1.01%
Total distance travelled	km	340,392,214	97.67%	0.96%	1.37%

(*)

The data shown refer to the number of all vehicles (including ships, for which the number of kilometers travelled is not shown) of the Group (industrial, commercial, used by senior and middle management and the sales force), both owned and hired.  Only where usage is significant and continuous, vehicles, consumption and travel distances of vehicles owned or in use by the sales force of  TIM Participações have been included.

Report on Operations 2009

Telecom Italia Group

PURCHASED OR PRODUCED ENERGY

		Telecom Italia S.p.A. 2009	Changes %
			2009 vs 2008	2009 vs 2007

Electrical energy from mixed sources(*)	kWh	2,093,375,618	0.00%	(1.34)%
Electrical energy from renewable sources	kWh	42,955,444	15.41%	34.24%
Total electrical energy	kWh	2,136,331,062	0.27%	(0.81)%

(*) Electrical energy acquired from mixed sources is equal to around 2,067 GWh. Self-produced electrical energy from mixed sources is equal to around 26 GWh and refers  to the co-generation plant which has also supplied more than 5 GWh of  heat with an associated consumption equal to 6.925 million m3 of methane gas. The production of electrical energy from continuous generators (not shown in the table) is estimated to be around  4 GWh.

PURCHASED OR PRODUCED ENERGY

		TI Group 2009	TI Group breakdown by BU (%)
			Domestic/Brazil/Other activities	Media	Olivetti

Total electrical energy	kWh	2,517,799,605	98.10%	1.12%	0.78%

The increase in the consumption of energy is connected to the greater volumes of telephony/data traffic on the transmission networks. This increase has been mainly met through recourse to the acquisition of renewable sources. In future, Telecom Italia S.p.A. will achieve a significant increase in the internal production from these sources.

The initiatives to optimize energy consumption already undertaken in preceding years have continued and interventions during 2009 have mainly regarded:

•

the technological improvement of air conditioning systems and interventions to reduce electricity consumption through the segregation of environments with different temperature needs;

•

the modernizing of AC/DC conversion equipment through the introduction of technological solutions that guarantee greater yield;

•

the maintenance of the efficiency of the fixed traditional switching network and the data networks;

•

the technological upgrading of mobile network equipment in order to improve the performance in terms of transmission capacity, the need for air conditioning and energy consumption;

•

the adoption of efficient technological solutions for the Data Centre servers, thanks to the concentration and virtualization of the machines and the consequent reduction of the respective energy consumption;

•

the measurement of energy and remote control of the exchanges’ rooms;

•

the installation of time switches to turn off the lighting equipment;

•

the sharing of technological sites and Radio Base Stations, thanks to co-siting agreements;

•

the raising of the average operating temperature of the telephone centers, servers and Radio Base Stations;

•

the introduction of free cooling systems and other low environmental impact air conditioning.

Atmospheric emissions

The atmospheric emissions of Telecom Italia S.p.A. and the Group are given below in accordance with the guidelines of the Global Reporting Initiative (GRI G3), divided into:

-

direct emissions (Scope1: use of fossil fuels for vehicles(3), heating, electrical energy generation);

(3) Emissions of CO2 connected to the use of fossil fuels for powering motor vehicles and heating systems have been calculated following the directions of the UNEP (United Nations Environment Programme Guidelines for Calculating Greenhouse Gas Emissions for Businesses and Non-Commercial Organisations – www.uneptie.org) and in the case of vehicles of  Telecom Italia S.p.A. making reference to the specific type of motor vehicle.

Report on Operations 2009

Telecom Italia Group

-

indirect emissions (Scope2: procurement of electrical energy for civil and industrial use(4));

-

other indirect emissions (Scope3).

ATMOSPHERIC EMISSIONS

		Telecom Italia S.p.A. 2009	Changes %
			2009 vs 2008	2009 vs 2007

Emissions of CO2 for vehicles	kg	47,672,817	(4.35)%	(9.76)%
Emissions of CO2 for heating	kg	53,043,281	(3.52)%	(8.31)%
Emissions of CO2 equivalents for HCFC/HFC dispersal	kg	29,386,020	(27.78)%	-
Emissions of CO2 from cogeneration	kg	10,419,354	104.30%	-
Emissions of CO2 for diesel generation	kg	3,639,346	0.02%	-
Total direct emissions of CO2 - under Scope1 GRI	kg	144,160,818	(6.54)%	-
Emissions of CO2 from purchased electrical energy produced from mixed sources	kg	832,982,452	(0.60)%	(2.59)%
Total indirect emissions of CO2 - under Scope2 GRI	kg	832,982,452	(0.60)%	-
Emissions of CO2 for home-work commuting(*)	kg	65,478,775	(4.26)%	-
Emissions of CO2 for air travel(**)	kg	11,855,978	(28.18)%	-
Total of other indirect emissions of CO2 - under Scope3 GRI	kg	77,334,753	(8.91)%	-
Total emissions of CO2	kg	1,054,478,023	(2.11)%	(***)

(*)

  In determining the impact of home-work commuting, reference is made to statistics on personnel.

(**)

  The calculations of emissions for air travel are made on the basis of the coefficient proposed by the GHG Protocol which depends on extent of the duration of individual trips.

(***)  Starting from 2008 the scope of measurement of CO2 emissions has included new issues. For this reason, data  referring to 2007 is not  comparable to the others.

ATMOSPHERIC EMISSIONS

		TI Group 2009	TI Group breakdown by BU (%)
			Domestic/Brazil/Other activities	Media	Olivetti

Total emissions of CO2 under Scope1 GRI	kg	187,513,764	96.58%	0.46%	2.96%
Total emissions of CO2 under Scope2 GRI	kg	870,513,631	98.41%	1.31%	0.28%
Total of other emissions of CO2 under Scope3 GRI (*)	kg	86,586,321	100%	-	-
Total emissions of CO2	kg	1,144,613,716	98.23%	1.07%	0.70%

(*) The calculation of the Scope3 emissions refers to Telecom Italia S.p.A. and Tim Participaçoes.

Notwithstanding the disclosure of data regarding additional sources not considered previously (electricity production from cogeneration and diesel generators, dispersal of HCFC/HFC, home-work commuting and air travel), the atmospheric emissions of Telecom Italia S.p.A. overall have been reduced, for the following reasons:

•

lower consumption by vehicles;

•

lower consumption for heating;

(4) To calculate the emissions from the acquisition of electrical energy, the GHG Protocol method has been used. This takes into consideration the energy mix of individual countries. The national GHG coefficient, expressed in grammes of CO2/kWh, are as follows: Italy 403; the Netherlands 394. For Brazil, the coefficient worked out by the local Ministry of Science and Technology has been used, which is equal to 25 grammes of CO2/kWh, which is held to be more accurate.

Report on Operations 2009

Telecom Italia Group

•

reduction of the CO2 equivalents emissions, with respect to the dispersal of HCFC and HFC used in air conditioning systems, through the adoption of more meticulous methods for preventing leaks and the replacement of these gases with solutions with low environmental impact;

•

an increase in CO2 emissions that can be ascribed to the cogeneration resulting from the company’s decision to invest more in this technology, with financial and environmental benefits. The increase is compensated, however, by the reduced acquisition of electricity by the network, which overall has led on balance to fewer emissions;

•

stable emissions from diesel electricity generators in situations where the electricity distribution network is unavailable;

•

reduction of the emissions from the acquisition of electricity from mixed sources due to the increased production of energy from cogeneration plants and the acquisition and in-house production of energy from renewable sources;

•

reduction of the impact from home-work commuting, dependent on the number of employees;

•

reduction of the emissions for air travel by employees due to the reduction of the number of trips also following the greater use of video conferences.

Water

Water consumption by Telecom Italia S.p.A and the Group is shown below.

WATER CONSUMPTION

		Telecom Italia S.p.A. 2009	Changes %
			2009 vs 2008	2009 vs 2007

Water consumption for non-sanitary use	m3	85,225	-	-
Water consumption for sanitary use	m3	4,370,350	(3.80)%	5.38%
Total water consumption	m3	4,455,575	(1.92)%	7.43%

WATER CONSUMPTION

		TI Group 2009	TI Group breakdown by BU (%)
			Domestic/Brazil/Other activities	Media	Olivetti

Water consumption for non-sanitary use	m3	1,310,503	7.07%	0.00%	92.93%
Water consumption for sanitary use	m3	4,727,734	99.02%	0.60%	0.38%
Total water consumption	m3	6,038,237	79.06%	0.47%	20.47%

The total consumption of water by the Group reveals the contribution of Olivetti due to withdrawal from artesian wells for the industrial component.

Report on Operations 2009

Telecom Italia Group

Paper

Paper consumption by Telecom Italia S.p.A and the Group is shown below.

PAPER FOR OFFICE USE

		Telecom Italia S.p.A. 2009	Changes %
			2009 vs 2008	2009 vs 2007

Non-recycled paper purchased	kg	0	(100.00)%	(100.00)%
Recycled paper purchased	kg	0	(100.00)%	(100.00)%
FSC certified paper purchased	kg	637,888	-	-
Total paper purchased for office use	kg	637,888	(4.43)%	(11.76)%

In 2009, for paper procurement for office use and telephone bills, Telecom Italia S.p.A. decided only to use paper from forests managed according to the standards of the Forest Stewardship Council (FSC).

PAPER FOR OFFICE USE

		TI Group 2009	TI Group breakdown by BU (%)
			Domestic/Brazil/Other activities	Media	Olivetti

Non-recycled paper purchased	kg	2,231	74.41%	0.00%	25.59%
Recycled paper purchased	kg	90,768	100.00%	0.00%	0.00%
FSC certified paper purchased	kg	699,036	96.58%	2.53%	0.89%
Total paper purchased	kg	792,035	96.91%	2.24%	0.85%

Waste

The data shown in the table refer to the quantity of waste consigned(1) and legally accounted for(2).

WASTE CONSIGNED (*)

		Telecom Italia S.p.A. 2009	Changes %
			2009 vs 2008	2009 vs 2007

Hazardous waste	kg	6,268,050	22.42%	115.13%
Non hazardous waste	kg	11,536,683	6.97%	(11.12)%
Total quantity of waste	kg	17,804,733	11.95%	12.02%
Waste for recycling/reclamation	kg	16,190,509	14.78%	4.07%
Ratio between recycle/reclaimed waste and total waste		90.93%	2.53%	(7.10)%

(*) The data does not include telephone poles.

(1) By “waste consigned” is meant waste delivered to carriers for recycling or reclamation or disposal. From checks carried out in 2007 in the field of technological waste on around 6,000,000 kg of waste delivered to carriers for recycling and reclamation, 97% was recycled and reclaimed effectively while the remaining 3% was disposed of.

(2) There may be slight variations in the situation from December 31 until the following March 31, in so far as the sources for the data are the records of loading and unloading of waste that are made once the actual weight has been checked at destination. The information is supplied to the producer of the waste within 3 months of the consignment and this explains the possible variations in the data.

Report on Operations 2009

Telecom Italia Group

WASTE CONSIGNED

		TI Group 2009	TI Group breakdown by BU (%)
			Domestic/Brazil/Other activities	Media	Olivetti

Total waste consigned	kg	21,327,467	92.57%	0.34%	7.09%

The increase in hazardous waste evident from the table regarding Telecom Italia is attributable mainly to the replacement of lead batteries, in addition to the demolition works in certain buildings. The increase in non-hazardous waste can also be ascribed to the decommissioning of buildings and respective fittings. The ratio between waste produced and that consigned for recycling/recovery has improved.

Following the Program Agreement for managing obsolete wooden telephone poles, signed in 2003, upon the favorable opinion of the State-Region- autonomous Province Conference, with the Ministry for the Environment and Protection of the Territory, the Ministry for Production Activities and production and reclamation companies, the decommissioning also continued in 2009 with the substitution or elimination of 126,422 poles.

Electromagnetic and noise emissions

The concerns of the Telecom Italia Group on the subject of electromagnetic emissions are essentially:

•

in the careful and proper management of its equipment during its life cycle in regard to the applicable regulations and internal standards of efficiency and safety;

•

the deployment of, and constant research into the latest technological instruments for checks and controls.

Systematic monitoring has continued of the levels of electromagnetic emissions in the installations of La7, MTV and TI Media in order to guarantee that legal limits are respected and high safety standards are maintained.

Similar concern is given to the emissions from mobile handsets operating on the frequency bands operated by Telecom Italia: GSM 900Mhz, DCS 1800MHz and UMTS. In 2009, in line with the established targets, 100% of the models of technologically innovative mobile phones widely distributed in Italy and 25% of the Brazilian models have been subjected to the SAR qualification(1).

In the area of reducing acoustic pollution, checks have continued on the noise emissions of company plants: in 2009, 21 sites have been renovated (11 of the fixed network and 10 of the mobile network) which displayed problems following internal controls, and 70 notifications of problems linked to the noise from plants have been dealt with by carrying out operations of maintenance/replacement, implementing specific operational methods (for example, time switches on the air conditioning) or creating anti-noise barriers.

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Climate change

The Information and Communication Technology (ICT) sector can play a fundamental role, not only in containing its own CO2 emissions, but above all by contributing to the reduction of the emissions of other sectors, thanks to the provision of services which enable new ways of working, learning, travelling and, more generally, living. According to the Global e-Sustainability Initiative (GeSI Smart 2020), ICT will be responsible for around 3% of global emissions of CO2 in 2020 but will contribute to the reduction in the CO2 emissions from other industrial sectors by around 15%.

The approach pursued by the Group in fighting climate change is based on action on two levels:

1.

reduction of its own direct and indirect emissions of greenhouse gases (the reduction of emissions);

(1) SAR – Specific Absorption Rate: the value of electromagnetic power absored by a given mass of tissue. SAR is measured in Watt/kg.

Report on Operations 2009

Telecom Italia Group

2.

encouragement and support for the dematerialization of goods and services by contributing to the reduction of the emissions by other sectors (Telecom Italia as part of the solution).

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Reduction of emissions

Telecom Italia has numerous initiatives underway and planned, including the following activities:

•

the replacement of Euro3 vehicles with Euro4 diesel vehicles with anti-particulate filters (FAP) and the reduction of the number of vehicles. The modernization of the car park involved 1,504 cars and brought a reduction of around 30% in emissions that would have been produced by the decommissioned cars;

•

the modernization of the oil-fired thermal power stations with mainly gas-fired plant. The conversions carried out led to a reduction in CO2 emissions of 214 tons;

•

the adherence to the EEB Manifesto (Energy Efficiency in Buildings) promoted by the World Business Council for Sustainable Development (WBCSD) to improve the energy efficiency of buildings and the respective accountability.  The initiatives, operational in 2010, will involve 68 company properties used as offices;

•

The NGDC (Next Generation Data Centre) project with the objective of the modification of the Information Technology architecture through the physical concentration and virtualization of the servers to reduce the current 11,350 servers to less than 2,000 by 2011. This new configuration allows the reduction in the costs of maintenance/administration and energy consumption and will bring an energy saving in the order of 40% compared to the original configuration.

Eco-efficiency indicator

Telecom Italia S.p.A. has been measuring its own energy efficiency for many years by using an indicator that establishes a relationship between the service offered to the customer, simplified as the measurement of bits transmitted, and the company’s impact on the environment in terms of energy consumed. The factors taken into consideration are the amounts of data and voice traffic of the fixed/mobile networks and industrial energy consumption (for transmission and climate control in the centers), domestic (electricity for office use, air conditioning and heating in the offices) and consumption for vehicles.

The following table shows the level of the eco-efficiency indicator in recent years.

Year	kbit/kWh	bit/Joule	% increase year 200x vs 200x-1

2004	777,248	216	+58%
2005	1,311,676	364	+70%
2006	2,175,006	596	+63%
2007	3,144,283	873	+45%
2008	4,237,038	1,177	+35%
2009	4,739,570	1,317	+12%

In 2009, the indicator values, although slightly improved, were lower than expected. The annual increase is progressively diminishing: energy efficiency measures and the rise in traffic already achieved have reduced the margin for further improvement. The commitment is being carried through with the definition of the target for 2010: 1,410 bit/Joule (+7% compared to 2009).

Mobility management

Telecom Italia has launched the “Mobility Management” project in order to reduce the environmental impact of home-work commuting and contribute to improving the quality of life of employees, in particular in Italian cities with urban traffic difficulties and high atmospheric pollution. Initiatives have been undertaken at the management offices with the public transport companies aimed at improving connection services, thus encouraging the use of public means of transport.

Report on Operations 2009

Telecom Italia Group

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Telecom Italia as part of the solution

ICT can play a significant role in the fight against climate change through the promotion and diffusion of products and services which encourage behavior that can reduce or eliminate the emissions of greenhouse gases generated by the transport of people and objects in the territory. In general, progress in ICT technology favors the replacement of traditional physical products and services with digital products and processes. Some examples follow:

•

Video and audio conferencing services avoid the need for the transport of personnel.

•

TLC services allow teleworking with a consequent reduction in home-work commuting by employees.

•

The use of on line invoices and payments, in addition to saving paper, and therefore the energy required to produce and transport it, eliminates the need for transport for making payments.

•

Telemedicine services allow the reduction of the need for doctor and patient to physically meet, reducing the use of transport and the consequent emission of greenhouse gases.

•

Infomobility systems, using information received from mobile handsets, allow the more efficient management of traffic, reducing journey times and therefore the emission of carbon dioxide.

•

The systems for the monitoring and analysis of consumption allow the optimization of the energy efficiency of offices and dwellings.

Report on Operations 2009

Telecom Italia Group

THE COMMUNITY

►

Contributions to the Community

Contributions made by the Telecom Italia Group to the Community during 2009, calculated according to the guidelines of the London Benchmarking Group (LBG), amounted to 36.5 million euros (36.3 million euros in 2008), equal to 1.09% of the Pre-Tax Profits.

The calculation of the contributions was carried out using management data, in part based on estimates. In accordance with the principle of materiality, only those subsidiary companies have been included in the consolidated accounts that fulfill the following two prerequisites: revenue greater than 300,000 euros and more than 40 employees, excluding discontinued operations/non-current assets held for sale.

Over 100 major international companies subscribe to the LBG, which represents the gold standard at the global level in the classification of voluntary contributions by companies in favor of the Community.

In line with the LBG model, in order to measure and represent the Group’s commitment to the Community, the contributions disbursed have been subdivided into three categories (Charity, Investments in the Community, Initiatives in the Community), displayed below as a pyramid diagram:

The criteria used to assign the contributions to the various levels of the pyramid now follow.

Charity

Intermittent support to a wide range of good causes in response to the needs and appeals of community organizations, increasingly through partnerships between the company, its employees, customers and suppliers.

Donations to national/international organizations not based on a specific medium/long term program.

Sponsorship of causes or events, not part of a marketing strategy.

Company matching of employee giving and fund-raising,

Costs of supporting and promoting employee involvement.

Costs of facilitating giving by customers and suppliers.

Investments in the Community Long-term strategic involvement of the company to address a limited range of social causes.	Memberships and subscriptions. Grants and donations based on a specific medium/long term program.
Initiatives in the Community Activities in the Community usually by commercial departments to support directly the success of the company, including in partnership with humanitarian organizations.

Sponsorship of events, publications and activities promoting brand or corporate identity.

Cause Related Marketing, promotional sales.

Support to scientific and University research and to philanthropic organizations.

Care for consumers with special needs.

Civil Protection activities.

Report on Operations 2009

Telecom Italia Group

►

Research and Development

Telecom Italia Group’s research and development activities are carried out by TILab, by the operational and business Units (Networks, Marketing, Information Technology, Security) and by the Group’s companies.

TILab is the Technology and Operations Department’s structure for overseeing the Group’s technological innovation, scouting out new technologies and carrying out engineering operations on services and network platforms, through a network of strategic partnerships with the main producers of telecommunications equipment and systems, and with research centers of excellence at the most highly qualified national and international academic institutions. In 2009, three new collaborative projects were begun with the same number of universities (in addition to the thirty already underway since the beginning of 2009) covering research into new technologies, encryption algorithms, services concepts and new paradigms of communication.

Activities to enhance and generate competitive advantage for Telecom Italia Group have been pursued through a strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at the development of the company’s assets in patents rights; in this context, during 2009, 20 new applications for patents were registered.

The main activities carried out by TILab are:

•

the creation of services in the iPhone environment, in particular, access to information and multimedia content in the area of value added services (VAS). As part of this, version 2.0 of the Virgilio portal was successfully launched, enriched with maps and local content;

•

the conducting of experiments with innovative fiber cabling solutions inside buildings (Fiber to the Home – FTTH);

•

the start of engineering and deployment operations on 200 exchanges of the Kaleidos system for energy efficiency. Installations have been created to test the results of energy efficiency of business customers;

•

an innovative solution for air conditioning in the exchange environments called Extraction and Full Free Cooling (EFFC) has been devised and tested in TILab’s test plant;

•

the start, in partnership with the Miroglio Group, of the first initiative at national level for a fidelity card based on SIM, with Near Field Communication (NFC) proximity technology, which enables the use of the phone owner’s SIM as a Fidelity Card;

•

the development, in collaboration with Nokia Siemens Networks, of the first “intelligent” antennas, capable of improving the performance of High Speed Packet Access (HSPA) technology. This equipment makes it possible to optimize the mobile radio base stations, improving the quality of the service offered to customers and, at the same time, guaranteeing less energy consumption and a reduction of electromagnetic fields;

•

experiments in the field of LTE (Long Term Evolution) technology, natural evolution in accordance with the 3GPP standard of the HSPA technology currently in use;

•

the release for operation of the converging contact centre platform for business customers;

•

the completion of the adjustments of the mobile network to enable the retracing of attempted calls (Frattini decree);

•

the release for operation of the advertising platform on the WAP and MMS services.

In addition, in 2009, TILab made a decisive contribution to the success of two Group initiatives of great social importance:

•

the activation at four pediatric hospitals in Italy of Smart Inclusion, a remote teaching solution aimed at child patients;

•

the activation in Rio de Janeiro of the first pilot project of Telemedicine, bringing remote health care to the city’s most disadvantaged people.

The research and development activities carried out by the Operational and Business Units of Telecom Italia, carried out internally or outsourced, have been directed towards the creation of:

•

software products dedicated to the management of new commercial offers and new services for customers (Business Support Systems),  to the proper functioning of network support systems (Operational Support Systems), and to Security;

•

testing and specific checks for tenders and new network architecture;

Report on Operations 2009

Telecom Italia Group

•

new hardware infrastructure in support of the applications.

The main activities have been:

•

the development of a new platform, “CRM Business,” for the commercial management of the SOHO, SME, Enterprise and Top customers;

•

the development of a new platform, “single, convergent billing” for the administration of the invoicing of fixed/mobile services for the consumer customers;

•

the evolution of digital platforms in support of the business departments in the implementation of new services for the Consumer, Business & Top customers;

•

the evolution of the hardware infrastructure in accordance with the principles of virtualization (Next Generation Data Centre) and the provision of the technologies in order to develop the commercial offers in the ICT market (for example, Ospit@Virtuale).

Report on Operations 2009

Telecom Italia Group

HUMAN RESOURCES

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Headcount and changes

Telecom Italia Group

The headcount of personnel at December 31, 2009, was divided as follows:

(units)	12.31.2009	12.31.2008	Changes

Italy	60,829	63,521	(2,692)
Abroad	10,499	11,017	(518)
Total personnel on payroll	71,328	74,538	(3,210)
Leased Personnel	56	782	(726)
Total personnel	71,384	75,320	(3,936)
Non-current assets held for sale	2,205	2,505	(300)
Total	73,589	77,825	(4,236)

Excluding personnel concerned with “Non-current assets held for sale” (HanseNet) and leased personnel, the Group’s workforce has been reduced by 3,210 units compared to December 31st, 2008.

The changes can be itemized as follows:

•

the departure of the company TM News (105 units) from the area of consolidation;

•

the entry into the area of consolidation of the company INTELIG Telcomunicaçoes (580 units);

•

net turnover down by 3,685 units, as specified for individual Business Unit:

(units)	Recruited	Departed	Net change

Domestic	630	3,082	(2,452)
Brazil	2,024	3,109	(1,085)
Olivetti, Media and Other activities	255	403	(148)
Turn over	2,909	6,594	(3,685)

Telecom Italia S.p.A.

(units)	12.31.2009	12.31.2008	Changes

Personnel on payroll	54,236	56,650	(2,414)
Leased personnel	-	635	(635)
Total	54,236	57,285	(3,049)

At December 31st, 2009, Telecom Italia S.p.A. personnel on payroll numbered 54,236 units.

Compared to December 31st, 2008, an overall reduction of 2,414 units was recorded, due to:

•

the entry of 61 units from other Group Companies;

•

net turnover down by 2,475 units, as specified:

(units)	Recruited	Departed	Net change

Telecom Italia S.p.A. - Turn over	384	2,859	(2,475)

Report on Operations 2009

Telecom Italia Group

Tim Brasil Group

(units)	12.31.2009	12.31.2008	Changes

Tim Brasil Group - Total	9,783	10,285	(502)

The headcount of personnel of Tim Brasil Group as of December 31st, 2009, was equal to 9,783 units.

Compared to December 31st, 2008, an overall reduction of 502 units was recorded, due to:

•

the entry of 3 units from other Group Companies;

•

the entry into the area of consolidation of the company INTELIG Telecomunicaçoes (580 units);

•

net turnover down by 1,085 units, as specified:

(units)	Recruited	Departed	Net change

Turn over Tim Brasil Group	2,024	3,109	(1,085)

Excluding leased personnel and people working in non-current assets held for sale, the number of personnel operating in Italy is equal to 85% of the Group total and can be broken down as follows:

Report on Operations 2009

Telecom Italia Group

The distribution of personnel by geographic area and recruitments undertaken by the Group, excluding leased personnel and personnel concerned in “Non current assets held for sale,” is detailed below:

Report on Operations 2009

Telecom Italia Group

The number of personnel operating in Tim Brasil Group is equal to 14% of the Group total and can be broken down as follows:

►

Gender Balance

Report on Operations 2009

Telecom Italia Group

In 2009, the percentage of women holding senior management positions in the Group (in Italy) was approximately 15% and, in middle management, the proportion was 26%.

In 2009, the percentage of women holding senior management positions in Tim Brasil was approximately 19% and, in middle management, the proportion of the total was 27%.

In Tim Brasil, women employed by the company rose from 3,263 in 2003 (54% of the total) to 6,220 in 2008 (60% of the total) and to 5,726 in 2009 (58% of the total).

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People caring

People Caring is the department created by Telecom Italia to respond to the expectations of the personnel on certain important issues identified through active listening carried out both on line (Intranet, community, email) and through meetings and focus groups.

The issues identified are as follows:

•

work-life balance;

•

support for the needs of children and families in general;

•

support for initiatives of voluntary service by employees;

•

encouraging forms of diversity present in the work context through diversity management activities and projects.

For each of the areas identified, numerous initiatives have been brought into being, among which is the integrated system for balancing family and work for which Telecom Italia was awarded the “Family-Work Prize, 2009,” devised and promoted by the Lombardy Region in collaboration with ALTIS (Alta Scuola Impresa e Società, Catholic University).

Reimbursements are provided in favor of employees for supplementary health services, in addition to those provided by the National Health Service, both in Italy and Brazil. Through CRALT, Telecom Italia organizes, for employees and pensioners, initiatives in the fields of tourism, sport, recreation and culture.  In Telecom Italia and Tim Brasil, private social security plans exist for all employees.

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Development

During the year, a process of reappraisal has been underway of the Performances Evaluation System with the introduction, since 2008, of certain significant tools to increase the selectivity, make the evaluation criteria more uniform and encourage feedback discussion on the assessments.

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Recruitment

In 2009, an external selection policy was implemented, applicable at the Group level, which ensures uniformity in the processes of selection of the resources coming into the company, in line with the provisions of the Group’s Code of Ethics.

The policy is founded on the recognition of the value of the diversity of each individual, irrespective of sex, religion, ethnicity, opinion and ability, and ensures equal opportunities for people who take part in the selection processes leading to recruitment by Telecom Italia.

Report on Operations 2009

Telecom Italia Group

To pave the way for the access of young people to the world of work, numerous initiatives have been carried out during the year aimed at creating training routes (for example, the “School-Business Network” and “Campus” projects, carried out in collaboration with the Centro Elis, “Nosso Aprendiz” and “Telentos sem fronteiras” implemented by Tim Brasil).

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Training

In the Telecom Italia Group, training activities undertaken in the period January-December, 2009, amount, for personnel in Italy, to around 1.8 million hours, as the following table shows, and around 19.8 million euros in direct costs, excluding the cost of the work and travel expenses.

In all, 80.1% of the Group’s personnel have participated in at least one training session.

TOTAL BY TRAINING TYPE

Type of Training	HOURS		COSTS		PARTICIPATION (*)	PARTICIPANTS	COVERAGE
	TOTALS	PER CAPITA	TOTALS	PER CAPITA

Specialist training	1,650,721	27.7	12,242,604	206	270,720	42,909	72.1
Senior Managers	4,162	4.1	229,962	225	404	262	25.7
Middle Managers	30,753	7.1	1,800,681	413	3,229	1,800	41.3
Office Staff/Workers	1,615,805	29.8	10,211,961	189	267,087	40,847	75.4
Managerial training	94,430	1.6	6,893,905	116	6,593	4,930	8.3
Senior Managers	10,741	10.5	1,725,185	1,691	850	405	39.7
Middle Managers	17,390	4.0	1,694,627	389	1,295	857	19.7
Office Staff/Workers	66,299	1.2	3,474,094	64	4,448	3,668	6.8
Institutional training	13,832	0.2	116,606	2	4,633	4,370	7.3
Senior Managers	723	0.7	2,178	2	152	132	12.9
Middle Managers	3,501	0.8	99,690	23	589	513	11.8
Office Staff/Workers	9,608	0.2	14,738	0	3,892	3,725	6.9
Training for newly-hired employees	49,176	0.8	97,210	2	1,650	682	1.1
Senior Managers	0	0.0	0	0	0	0	0.0
Middle Managers	144	0.0	0	0	7	7	0.2
Office Staff/Workers	49,032	0.9	97,210	2	1,643	675	1.2
Language training	18,132	0.3	539,138	9	703	650	1.1
Senior Managers	3,858	3.8	170,991	168	104	90	8.8
Middle Managers	4,336	1.0	112,531	26	193	156	3.6
Office Staff/Workers	9,938	0.2	255,616	5	406	404	0.7
TOTAL	1,826,290	30.7	19,889,464	334	284,299	47,669	80.1
Senior Managers	19,484	19.1	2,128,316	2,087	1,510	603	59.1
Middle Managers	56,124	12.9	3,707,529	851	5,313	2,425	55.7
Office Staff/Workers	1,750,682	32.3	14,053,618	259	277,476	44,641	82.4

(*)

Shows the overall number of participation in training sessions, in the various forms provided (classroom, training on the job, on line)

Report on Operations 2009

Telecom Italia Group

The 2009 training plan has three priorities:

•        the promotion, development and diffusion of expertise, in line with the objectives of the Industrial Plan and with organizational needs;

•        the development of a management culture, in line with the evolution of the business and the key scenarios;

•        the dissemination of knowledge in the socio-economic context and awareness of corporate responsibility.

Among the many training activities being carried out, we draw attention to the “Expressing Quality” project, which, through the use of interactive methods, communicates the new business vision based on quality and an orientation toward customer satisfaction.

►

Listening activities and projects

The instruments available to employees within the company to have their voice heard, both formal and informal, are numerous.  In Telecom Italia and Tim Brasil, employees can make a series of approaches of an informal nature to various dedicated email addresses, obtaining prompt responses on the services required and the issues raised.  Other instruments exist capable of reaching everyone, to disseminate information but also to arrange broader occasions for formal and informal listening, such as climate analysis, the blogs and the open virtual communities.  In this way, discussion and debate are encouraged on internal issues linked to business and more general current topics, including environmental and social subjects. In this framework, other recent experiences have been included which see the participation of personnel as a determinant factor and which, for this reason, provide structured channels for the collection of contributions and proposals.  Among these is the “Archimede” project, developed by the Open Access department to provide a climate for reinforcing the team spirit, but also to collect good ideas, which can contribute to resolving problems and improving relations with the customer, giving those who put them forward recognition, a sense of belonging, an enthusiasm for feeling an active part within the system. The project involved 20,000 people in Open Access and ended with the awarding of prizes for the 34 best ideas (out of 2,521 received), aimed at ensuring greater quality of the services offered by the structure. The project was also broadened in 2009 to the Wholesale department.

The third edition of “The Lighthouse,” the listening project launched in 2006, which involves employees putting forward ideas and opinions on matters of interest to the company, and in experimenting with the Group’s new products and services. The latest edition attracted 3,177 subscribers among colleagues through the on line questionnaire.

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Internal communication

In 2009, internal communication continued the process of greater encouragement and listening to employees in order to bring the company and the personnel closer together. The internal communication events of 2009 were conducted with the intention of involving the greatest possible number of employees and making them the driving force behind the choices linked to the business and the growth of customer satisfaction.  A limited number of people took part live, whilst a large number watched the video streaming from their workstations and took part in the discussion with managers via blogs and virtual networks.  The on line method also allows the impact of the Group on the environment to be minimized in terms of greenhouse gas emissions. The emissions of CO2 generated were compensated for all the events.

The Group’s personnel have been the subject of photographs, videos and stories that have enriched and empowered the company’s media.

There were numerous activities and projects aimed at integration conducted by the Group in Italy during 2008, among them:

Report on Operations 2009

Telecom Italia Group

•

the Community of the company Intranet which allows colleagues to share their experiences, needs and opinions on various issues. In the “noi.perloro” section of the Community, there is an interactive space dedicated to projects of volunteer work and solidarity;

•

the issue-based blogs for sharing the suggestions and ideas of employees on social issues (dyslexia), experimentation (“TIM Net”, “The Lighthouse”), Quality (“Expressing Quality”), research (“New generation TLC network”, “Research & Trends”), passion for photography (“Emotional zoom”).

►

Health and Safety

In 2009, the Group has pursued or launched certain specific projects and initiatives:

•

updating of the Risk Assessment Document (RAD) for the health and safety of workers and the organizational procedures regarding safety at work in contracts of tender and works;

•

continuation of the “Wellbeing in the call centers” project which has the aim of understanding the variables which help influence, in a determinant way, the wellbeing of the people who work there and identify possible actions of improvement;

•

training and making workers aware of issues regarding health and safety at work.

►

Accidents

The data on accidents regarding Telecom Italia S.p.A. are presented below in comparison with data referring to the preceding years.

	2009	2008	2007

Number of accidents	1,079	932	969
Severity index (*)	0.42	0.45	0.24
Frequency rate (*)	11.28	9.77	10.28
Average duration in hours	127.73	127.31	136.01
Rate of unproductiveness (*)	1.44	1.24	1.40
Accidents per 100 workers	1.97	1.63	1.62

(*)

The indices of severity, frequency and unproductiveness are respectively:

-

the number of conventional working days lost in the year for every thousand hours worked;

-

the number of accidents per every million hours worked;

-

the number of hours lost due to accidents for every thousand hours worked.

Alongside the many training projects intended for the technical personnel, there has been a reduction of more than 1% in workplace accidents, that is, those closely related to occupational hazards.

In particular, we draw your attention to:

•

the annual program of training and instruction for the routine and general maintenance of the TLC plants which require attention at a high altitude (telegraph poles, ladders and pylons). These programs have made possible a reduction of work related accidents in this area equal to 1.6%;

•

the Project “Drive Safely”, in its third year of activity, has allowed the attainment of a notable reduction in the accident index related to road accidents whilst in service. In fact, only in the last year, the reduction has been equal to 7.26%, whilst in the last three years it has been reduced by some 40%;

•

the training program has included, via a video course, the entire workforce of Telecom Italia and through a pluriannual program, the technical personnel who use a company vehicle intensively in everyday activities (in 2009 this was 613 technicians).

During the year, we also recorded an increase in non-work related accidents, not connected to working activities and two fatal accidents, of which one was work related.

►

Industrial relations

On December 31st, 2008, the validity of the Collective National Work Contract (CCNL) for personnel in telecommunications businesses expired.  Negotiations for its renewal, begun in January, 2009, with coordination by the trade association Asstel, led to the signing, on October 23rd, of the new CCNL for the years 2009-2011. Specifically, the Contract provides for:

•

the adjustment of the minimum salaries on the basis of the Harmonized Consumer Prices Index;

Report on Operations 2009

Telecom Italia Group

•

the updating of all the regulatory schemes regarding the labor market, incorporating the latest legislative amendments;

•

the institution of a form of supplementary health assistance for all workers of the sector;

•

the increase in leave days for student-workers;

•

the establishment of a bilateral agency for sector training which will arrange the provision of a catalogue of courses on the subject of the environment and safety at work, a responsibility under the law 231/2001, regulations on matters of privacy, basic computing and basic language training, work relations, CCNL and social security.

In addition, the Contract has introduced a new and more multifaceted system of relations between companies and unions, according to European Community guidelines.  Indeed, the Observatory on Remote Control and the National Forum have been established as the leading centers of analysis, verification and discussion between the parties on the issues of financially dynamic, technological development in the sector, the evolution of legislative activities, relations with consumer associations, social corporate responsibility, the labor market, equal opportunities and safety at work. The new system of industrial relations will further encourage the dialogue between Telecom Italia, Trade Union Organizations, and the stakeholders.

In the months of January and February, with successive in-depth meetings, the Company explained to the Trade Union Organizations the organizational considerations in the Strategic Plan, 2009-2011. In the context of the subsequent changes to the workforce, a mobility procedure was launched on May 25 under law 223/91 for 470 workers operating in the Directory Assistance sector (Service 1254, Data Lists Assurance, Exchanges, International Work Services Centre, Territorial Support).

On July 21st, the Company renounced the recourse to mobility and stipulated with the Trade Union Organization, at the Ministry of Labor, a Contract of Solidarity of the “defensive” type, under the legal measures in force, regarding the workers concerned. This Contract provides for the reduction of the working hours to avoid, wholly or in part, the reduction or the declaration of redundancy of personnel.  For the workers in question, a partial integration is envisaged, by INPS, of the payment not received due to the reduction in working hours.

On February 5th, 2009, specific agreements were signed with SLC-CGIL, FISTER-CISL and UILCOM-UIL on conducting the elections of the Unitary Union Representative Body (RSU) and Health and Safety representatives (RSL), on conformity with union standards and on the Joint Health and Safety Committees. The latter, in order to maintain the participatory system as the preferred instrument for verification, analysis and discussion, are composed of an equal number of company and union members.  Their task is to adopt initiatives aimed at the protection of the health and the physical integrity of the workers, to examine the increasing incidence of accidents and where necessary propose actions of improvement, to contribute to the definition of the position on matters of training and information for workers and the RLS.

Following the earthquake in L’Aquila, which made the company offices inoperable, on April 7th, the Company and the Union subscribed to the joint examination under article 5, paragraph 1, of the law 164/75, activating for a period of four weeks the Ordinary Temporary Unemployment Compensation for 62 workers. Furthermore, the company has provided instruments of further economic support, thereby enabling workers to manage the problems caused by the earthquake, assured of income and free from usual daily work activities.

Later in 2009, on October 12th, the Company and Unions defined the 2009-2010 calendar of collective holidays, identifying the days and the company structures involved in the closures (so-called non-operative structures).

According to the provisions of the Agreement signed between the Company and Trade Union Organizations on May 14th, 2008, on the issue of Performance-Related Bonuses, on May 5th an agreement was signed with SLC-CGIL, FISTEL-CISL, UILCOM-UIL, the National RSU and UGL Telecommunications Coordination, which defined the organizational macro-fields and the parameters of quality/productivity required for the definition of the Performance-Related Bonuses 2009-2011 of Telecom Italia S.p.A. The agreement allows for a more direct correlation with the contribution to the results of the business of specific groups of workers, encouraging the involvement of the workers and a greater sense of belonging to the business.

As envisaged by the CCNL and the Protocols of Industrial Relations of Company and Trade Unions, during the year numerous meetings were held at the national level on many issues, among them: the contracts signed by the Company with suppliers and partners, the new reference model for company training, the reorganization of important company structures such as the Technology & Operations Department and the Security Department, the process of professional mobility of the staff areas towards operational structures.

Report on Operations 2009

Telecom Italia Group

On January 22nd 2009, an understanding was reached with SLC-CGIL, FISTEL-CISL, UILCOM-UIL and the RSU of Matrix S.p.A. on the second level of negotiations, under which improved treatment was defined for workers compared to that provided by the CCNL, according to the guidelines already adopted in Telecom Italia S.p.A.

On December 16th, 2009, furthermore, the establishment of a Performance-Related Bonuses for the workers of Matrix S.p.A. was signed with the same Trade Union Organizations, which links the variable part of pay to the trend of the company’s earnings.

As regards Shared Service Center S.c.r.l., on March 17th, 2009, a supplementary agreement of the National Collective Agreement was signed with SLC-CGIL, FISTEL-CISL and the RSU, which set a one off payment for all workers covering the Performance-Related Bonuses for 2008. On May 21st, furthermore, negotiations were launched to define the Bonuses for 2009 with the company’s RSU and the National Secretaries of the SLC-CGIL, FISTEL-CISL and the UILCOM-UIL, which led to the signing, on December 18th, 2009, of a specific understanding.

As regards the industrial relations activities conducted by TI Media:

•

on February 2nd, 2009, an understanding was reached with the journalists’ Trade Union Organizations with regard to the procedure of collective dismissal regarding 25 journalists, which occurred in September, 2008. The agreement, reached through the regulatory schemes of the solidarity contract, revokes the procedure of collective dismissal, lasts two years, from March 1st, 2009, to February 28th, 2011, and provides for the reduction of working hours and pay by 16%. The reduction in pay will be compensated, to the amount of 50%, by a specific indemnity distributed by National Institute for the Welfare of Italian Journalists (INPGI) which also provides for the accreditation of the tax credits due;

•

on October 15th, 2009, an agreement was signed with the national and territorial RSUs of TI Media, UILCOM UIL and FISTEL to raise the overall limit laid down by law for the maximum duration of the fixed-term contract from 36 to 63 months overall.  The agreement has, moreover, regulated certain aspects on matters of hiring on fixed-term contracts.

Finally, as regards Telecom Italia Sparkle S.p.A., on October 29th, 2009, the new company organizational model was presented to the Trade Union Organizations and the agreement on collective holidays for 2010 was signed.

In Tim Brasil, the collective union agreements of 2009 are coherent with the current economic, political and juridical scenario of the country. The company has negotiated with the two Federations that represent all employees – FITTEL and FENATTEL – three agreements regarding: social and financial conditions, a profit-sharing program, compensation for hours worked.  On the basis of these agreements, overtime hours may be met by a reduction in the normal working hours or through days off in the three months following the completion of the overtime. After that period, the hours will be paid.  In 2008, the reduction of the working week from 44 to 42 hours in 2009, and 40 hours a week in 2010, was agreed in negotiations. Finally, wages will be increased by 4.17% from July, 2010.

►

Remuneration policy

The policies of remuneration in 2009 were directed at ensuring competitiveness on the labor market, in line with the objectives of attracting, developing and fostering loyalty in the workforce, as well as pay differentials from the perspective of internal coherence and on the basis of shared, objective criteria.

Stock options

The instrument of stock options has been used within the Telecom Group in order to retain and offer long term incentives to members of management.

The essential elements of the stock option plans of Telecom Italia are summarized in the Note “Stock option and Performance Share Granting Plans” of the Telecom Italia Group.

Report on Operations 2009

Telecom Italia Group

SHAREHOLDERS

►

Financial communication

During 2009, the Company organized three-monthly conference calls, road shows abroad, meetings at the Group’s institutional centers (reverse road shows) and participated in sector conferences. Around 300 investors were met during these events.  In addition to these events, direct meetings and telephone conversations on a daily basis should be taken into account.

The responses to the financial market by the Group are based on the criteria of relevance, the sensitiveness of information, the congruence and topicality of the issues dealt with, regard to the organizational structure of the Group and the actions undertaken to achieve the targets of the Strategic Plan.

The financial communication also takes into consideration the needs of investors linked to Socially Responsible Investing (SRI) which favors companies that pay attention to ethical, social and environmental factors as well as financial aspects. The communication to this particular category of investor, administered in concert with the Group Sustainability department, is developed through individual contacts and participation at dedicated events. In 2009, a road show was organized in Frankfurt during which issues were touched on such as the extent of the planned investments for the development of the NGN (Next Generation Network) and the NGN2, and the environmental performance information concerning energy consumption, dematerialization and other sustainability indicators.

Regarding relations with individual shareholders (retail) – today there are nearly 600,000 holders of ordinary shares – Telecom Italia’s strategy is aimed at increasing channels of communication to respond in a rapid and effective way to queries about the performance of the shares and, more generally, of the Group.  The indications and ideas that emerged from the dialogue with the retail investors were collected and communicated to top management.

The Shareholders’ Club, “TI Alw@ys ON” (www.telecomitaliaclub.it) was launched in 2006 as a virtual meeting place between the company and its individual investors. However, the Club is also open to those who do not have shares in the Group, and simply joining the Club allows members to obtain the same free services reserved to shareholders, among which are the SMS alert, the weekly Market Report and the three-monthly Newsletter.

In addition to these services, Telecom Italia offers shareholders the “Guide for the Individual Shareholder,” an in-depth document about the Group, available on request and on the website, as well as constant updates through the press releases (institutional, concerning products, financial).

As regards on line financial communication, Telecom Italia’s website (www.telecomitalia.it) is constantly updated with regular innovations. The Investor Relations section of the website has achieved a good placing again this year (3rd in Europe, 5th in Italy) in the classification drawn up by Hallvarsson & Halvarsson, the Swedish company that is the leader in on line financial communication.

►

Risk Management

To ensure a global approach to risk management and at the same time greater flexibility, in 2009 Telecom Italia Group launched a review of the Risk Management System previously used (the CRSA - Control & Risk Self Assessment), adopting a new integrated process of risk management inspired by the Enterprise Risk Management Framework (ERM)(1). The ERM is an instrument of governance of company risk, through which the identification, assessment and management of risks is achieved.

At the heart of the system is the Committee of Group Risk Management which, in the new organizational model, from April 9th, 2009, is supervised and coordinated by the Head of the “Administration, Finance and Control” Department, which is made up of:

•

the Managers of the , “Domestic Market Operations”, “Technology & Operations” and “International Business” departments;

•

the Managers of the Departments “General Counsel & Corporate and Legal Affairs”, “Administration, Finance and Control”, “Human Resources and Organization”, “Purchasing” and “Security”;

•

the Manager of the “Risk Management” department of “Administration, Finance and Control”.

(1) Enterprise Risk Management, 2004 by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on Operations 2009

Telecom Italia Group

The Head of the Risk Management Department carries out the role of supporting the coordination of the Committee.

The Committee meets every three months (or when specific needs arise) and aims to ensure the administration of the management of  the risks of the Group, coordinating the preventative action plan designed to ensure the operational continuity of the business and monitoring the effectiveness of the counter measures adopted.

The new ERM approach is based on the assessment of the risk profile by management, both in relation to company processes and the strategic objectives. This approach provides the mapping of the risks and puts the focus on those held to be most important, the drawing up of a Master Plan of actions of mitigation and actions to handle the risks through the establishment of an interdepartmental work group selected by the Group Risk Management Committee.

In detail, the ERM process lays down four main phases: analysis; evaluation; treatment and verification; reporting.

The process is updated on an annual basis (or more frequently) at the discretion of the Risk Management Committee.

On December 31st, 2009, the Group’s Corporate Risk Profile was defined (excluding Tim Brasil) which involves the completion of the analysis phase and part of the evaluation phase (risk assessment and allocation). Completion of the subsequent phases is expected in the next cycles.

In particular, in the 2009 cycle, attention was focused on a group of significant risks (the so-called  TOP Risks) regarding which the definition phase of the Master Plan, treatment and verification, will be pursued.

Report on Operations 2009

Telecom Italia Group

Report on Operations 2009

Telecom Italia Group

Alternative Performance Measures

In this Report on Operations, in the consolidated financial statements of the Telecom Italia Group and in the separate financial statements of the Parent, Telecom Italia S.p.A., for the year ended December 31, 2009, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition.  Such measures, which are also presented in other periodical financial reports (half-yearly financial report at June 30 and quarterly interim reports at March 31 and September 30) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) and the Parent, Telecom Italia S.p.A., in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit
+/-	Impairment (reversals) losses on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

(1)

“Expenses (income) from investments” for Telecom Italia S.p.A.

(2)

Caption in Group consolidated financial statements only.

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the level of the Business Units) and the Parent. The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Report on Operations as well as an analysis of the major non-organic components for the years 2009 and 2008.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this Report on Operations are included two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and the Parent, respectively.

In order to better represent the actual change in net financial debt, starting with the Half-Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities. In fact, the volatility of interest rates and exchange rates that is a distinguishing feature of the financial markets starting from the fourth quarter of 2008 significantly impacted the fair value measurement of the derivative positions and the related financial assets and liabilities.

Report on Operations 2009

Telecom Italia Group

The new net financial debt measure will be used consistently and is also presented for the comparative data of previous periods.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Report on Operations 2009

Telecom Italia Group

Equity Investments held by Directors, Statutory Auditors, General Managers and Key Managers

In accordance with article 79 of the regulation for the introduction of Legislative Decree 58 dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999, the following table presents the equity investments held in Telecom Italia S.p.A. and in the companies which it controls, based upon communications received and other information acquired from all the individuals who, during 2009 or a part of that year, have held the post of director, statutory auditor, general manager and key manager in Telecom Italia S.p.A..

The data provided in respect of key managers is an aggregate.

Name	Company	Class of shares	Number of shares held at end of 2008 (or at date of appointment)	Number of shares purchased in 2009	Number of shares sold in 2009	Number of shares held at end of 2009 (or as of the date on which the individual left post, if before)

BOARD OF DIRECTORS
Gabriele GALATERI DI GENOLA	Telecom Italia S.p.A.	Ordinary Savings	176,000 88,000	= =	= =	176,000 88,000
Franco BERNABE’	Telecom Italia S.p.A.	Ordinary Savings	168,000(1) 180,000(2)	= =	= =	168,000(1) 180,000(2)
Cesar Izuel ALIERTA	=	=	=	=	=	=
Paolo BARATTA	Telecom Italia S.p.A.	Ordinary	345,000(3)	=	172,500(3)	172,500(3)
Tarak BEN AMMAR	=	=	=	=	=	=
Roland BERGER	Telecom Italia S.p.A.	Ordinary Savings	562,500 700,000	= =	= =	562,500 700,000
Stefano CAO	=	=	=	=	=	=
Elio CATANIA	=	=	=	=	=	=
Jean Paul FITOUSSI	=	=	=	=	=	=
Berardino LIBONATI	Telecom Italia S.p.A.	Ordinary	373,100	=	=	373,100
Julio LINARES LOPEZ	=	=	=	=	=	=
Gaetano MICCICHE’	=	=	=	=	=	=
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary	2,595	=	=	2,595
Gianni MION	Telecom Italia S.p.A.	Ordinary Savings	27,000(3) 35,000(3)	= =	= =	27,000(3) 35,000(3)
Renato PAGLIARO	Telecom Italia S.p.A.	Savings	60,000	=	=	60,000
Luigi ZINGALES	Telecom Italia S.p.A.	Ordinary	58,000	=	=	58,000
BOARD OF STATUTORY AUDITORS
Enrico Maria BIGNAMI	=	=	=	=	=	=
Paolo GOLIA	Telecom Italia S.p.A.	Ordinary	1,437	=	=	1,437
Gianluca PONZELLINI	=	=	=	=	=	=
Lorenzo POZZA	=	=	=	=	=	=
Salvatore SPINIELLO	=	=	=	=	=	=
Ferdinando SUPERTI FURGA	=	=	=	=	=	=
Gianfranco ZANDA	=	=	=	=	=	=
GENERAL MANAGERS(*)
KEY MANAGERS	Telecom Italia S.p.A. Telecom Italia S.p.A. Telecom Italia Media S.p.A.	Ordinary Savings Ordinary	37,132 55,484 48	= = =	= = =	37,132 55,484 48

(*) For Luca Luciani and Stefano Pileri, who during 2009 were both General Managers (up to February 27, 2009) and key managers (from February 27, 2009), the shares held are reported in the aggregate data for key managers.

(1) Of which 18,000 shares held indirectly

(2) Of which 30,000 shares held indirectly

(3) Shares held indirectly

Report on Operations 2009

Telecom Italia Group

GLOSSARY

2G (second-generation Mobile System). Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These protocols support high bit rate voice and limited data communications. 2G networks technology offer auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

3G (third-generation Mobile System). Third-generation wireless service, designed to provide high data speeds, always-on data access, and greater voice capacity.

3G networks technology provide to transfer both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and, 3G networks technology enable full motion video, high-speed internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably) and CDMA2000.

ADR (Agreement concerning the international carriage of Dangerous goods by Road). Regulations on the transport by road of dangerous goods.

ADS (American Depositary shares). Used for the listing of Telecom Italia ordinary and savings shares on the NYSE (New York Stock Exchange). The ordinary and savings ADS (American Depositary Shares) representing, respectively, 10 ordinary shares and 10 savings shares of Telecom Italia.

ADSL (Asymmetric Digital Subscriber Line). A modem technology which converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL can transmit up to 6 Mbps to a subscriber, and as much as 832 Kbps or more in both directions. Such rates expand existing access capacity by a factor of 50 or more without new cabling.

Backbone. Network portion with the highest traffic intensity and from which the connections  for services in the local areas depart.

Bitstream. Wholesale Broadband access service which consists of supplying an access to XDSL Telecom Italia network and a transmission capacity to the network of another OLO.

BroadBand services. Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotex; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Broadcast. Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSS (Business Support System). The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System (OSS).

Bundle. Commercial offer including different telecommunication services (voice, BroadBand internet, IPTV, other) by an operator with only brand. Bundle Dual Play includes fixed telecommunication services and BroadBand internet; bundle Triple Play is the “bundle dual play” integrated by IPTV; bundle Quadruple Play is the “bundle triple play” integrated by mobile telecommunication services.

Carrier. Company that makes available the physical telecommunication network.

CDP (Carbon Disclosure Project) An international initiative that encourages companies to focus on deal with the risks and emerging opportunities of climate change.

Report on Operations 2009

Telecom Italia Group

CLG (Corporate Leaders Group) – EU CLG The European Corporate Leaders Group, coordinated by Cambridge University.

CO2 – Carbon dioxide Carbon dioxide, one of the most important greenhouse gases. Attributable to industrial processes as a product of combustion, in particular from the use of fossil fuels.

Cogeneration Cogeneration is the joint production of usable electrical (or mechanical) and heat energy drawn from the same primary source.  Cogeneration, using the same fuel for two different uses, aims at a more efficient use of primary energy, with respective financial savings, above all in those production processes where the electricity and thermal extraction take place contemporaneously.

Co-siting Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of the network infrastructure in urban and rural areas.

CPS (Carrier Pre-selection) Permits a customer to pre-select another operator as an alternative to Telecom Italia without dialing an identifying code.

Digital a mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

Digital Terrestrial TV  Digital Terrestrial Television Broadcasting is a new type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analogue system.

DSL Network (Digital Subscriber Line Network) A network built on existing telephone lines with DSL technology devices which use sophisticated modulation schemes to pack data onto copper wires for connections from a telephone switching station to a home or office.

DSLAM (Digital Subscriber Line Access Multiplexer) The DSLAM denotes a telecommunications equipment to process digital signals of various clients and multiply them in a data link to the nodes of the Internet.

DVB - H  (Digital Video Broadcasting - Handheld) DVB - H technology combines digital video with the Internet Protocol (IP): contents are subdivided into packets using the same basic technology employed by the Internet.  The use of IP technology allows the transmission of TV and radio programs, web pages, music and video games to smartphones/PDA's.

EEB (Energy Efficiency in Buildings). An international initiative promoted by WBCSD for research into the energy efficiency of buildings.

EFFC (Extraction Full Free Cooling). A system of cooling intended to reduce consumption without the use of greenhouse gases.  EFFC is based on the principle of Free Cooling (forced ventilation without the use of air-conditioning), associated with a system for extracting the hot air produced by the equipment, and the further (adiabatic) cooling of the incoming air, achieved by using an area with a high concentration of vaporized water.

EMS (Environmental Management Systems). Environmental Management Systems contribute to the management, in a sustainable way, of the production and support processes, and are a stimulus to continuous improvement in environmental performance in that they are instruments for ensuring the effective management, prevention and continuous reduction of environmental impact in the field of working processes.

EPS (External Power Supplies). External power supplies for equipment

EuP (Energy-using Products) Within the scope of the Directive for the eco-compatible design of products which consume energy (Eco-design Directive for Energy-using Products 2005/32/EC), the regulatory framework has been defined to which producers of energy-using products (EuP) must comply, from the design phase onwards, to increase energy efficiency and reduce the negative environmental impact of their products.

FFC – Full Free Cooling. A system of cooling based on the use of forced ventilation in order to reduce energy consumption.

FSC (Forest Stewardship Council). The Forest Stewardship Council is an international non-governmental, non-profit organization. FSC is an internationally recognized system of forestry certification. The purpose of the certification is to ensure proper forestry management and the traceability of derivative products.  The FSC logo ensures that the product has been created with raw materials originating in properly managed forests according to the principles of the two main standards: forestry management and the chain of custody.  The FSC certification scheme is third party and independent.

FTT HOME, FTT CURB, FTT (Fiber to the …). It is the term used to indicate any network architecture that uses fiber optic cables in partial or total substitution of traditional copper cables used in telecommunications networks. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user. In the case of FTT Curb (Fiber to the Curb) the fiber arrives at the apparatus (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTTHome (Fiber to the Home), the fiber terminates inside the home of the customer.

GRI. (Global Reporting Initiative)

GSM (Global System for Mobile Communication). A standard for digital cellular telephony  used in the world and working on 900MHz  and 1800MHz band.

HCFC (Hydrochlorofluorocarbons). Hydrochlorofluorocarbons: chemical molecules mainly used in cooling plants to replace chlorofluorocarbons, which have been banned by the Montreal protocol, thanks to their relatively limited ozone-depleting effect (approximately 10% of the ozone-depleting rating of CFC).

HFC (Hydrofluorocarbons). Hydrofluorocarbons: compound molecules used in cooling equipment.  They are part of the family of greenhouse gases.  They do not cause ozone depletion.

Home Access Gateway – Access Gateway – Home gateway – Residential Gateway. A residential gateway is a home networking device, used as a gateway to connect devices in the home to the Internet or other WAN.

HSDPA (High-Speed Downlink Packet Access/UMTS Hi Speed – Universal Mobile Telecommunications System). UMTS evolution allows broadband connections up to 3.6 Mbps.

Kvar (kilovolt–amperes reactive). Reactive energy. measurement system, expressed in kilovolt, of power losses in an AC electrical system.

ICT (Information and communication(s) technology). Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

Internet. The world’s best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but which use the TCP/IP protocol platform.

IP (Internet Protocol). A set of communications protocols for exchanging data over the Internet.

IPTV (Internet Protocol Television). A system that utilizes the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a broadband Internet connection.

LCA (Life Cycle Analysis) – Life Cycle Analysis: analytic methodology for the evaluation and quantification of environmental impact associated to a product/process/activity along the whole life cycle, from the extraction and acquisition of raw materials up to the end of life.

Local Loop (Doppino Telefonico). Copper wire-couple, through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called “last mile”.

MEMS (Micro-Electro-Mechanical Systems). MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit.

Multimedia. A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

Network. An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point to point radio connections.

NGDC (Next Generation Data Center). A major rethink of the IT architecture through the physical concentration and virtualization of the servers in order to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

NGN2 (Next Generation Network). New generation network created by Telecom Italia to meet the demands of industries, public administrations and citizens. The new network architecture guarantees an infrastructure designed to face multiple offers by increasing customization levels and bandwidth availability, removing bandwidth limits and providing an impressive capacity along with a wide selection of access systems.

OHSAS (Occupational Health and Safety Assessment Series) The international standard that sets the prerequisites for management systems for the health and safety protection for workers.

OLOs (Other Licensed Operators). Companies other than the incumbent operator which operate telecommunications systems in a national market.

Optical fiber. Thin glass, silicia or plastic wires, building the interstructure base for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of driving a signal (light impulse) at illimited bandwidth. Optical fibers are usually employed for long-distance communication. they can transfer "heavy" data loads, and the signal reaches the recipient, protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable ones.

OSS (Operations Support System).  Methods and procedures (whether mechanized or not) which directly support the daily operation of the telecommunications infrastructure.

Pay-Per-View or PPV.  A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV. Paid-for TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system.

Penetration.  The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

Platform.  The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (management platform) a particular service (service platform).

Roaming.  A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

RoHS (Restriction of Hazardous Substances). Restriction of Hazardous Substances. European Directive n° 95 of 2002 regulating the use of hazardous substances in electrical and electronic equipment.

Report on Operations 2009

Telecom Italia Group

SAR (Specific Absorption Rate). Specific Absorption Rate. evaluates the “electromagnetic power absorbed by a tissue mass”. SAR is measured in Watt/kg. As far as mobile phones, the law now enforces SAR as the reference parameter to define the basic limit. a person exposed to an electromagnetic field inducing a SAR level higher than established may undergo the relevant effects and health damage. To safeguard the population health and the health of people directly exposed, by virtue of their work, to electromagnetic waves, the European legislation has established SAR thresholds than should not be exceeded.

Shared Access. Methods of shared access, through the user’s duplex cable, with another TLC service provider. This method permits the retention of voice telephony from Telecom Italia (or other operators) alongside ADSL  on the proprietary network of the shared access operator, that is, not passing through the Telecom Italia networks but travelling directly along the operator’s channels at the substation.

SMS (Short Message Service). Short text messages than can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

SOHO.  The small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

TDMA (Time Division Multiple Access).  A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information conduit at specific intervals and then reconstructs the pieces at the end of the conduit.

ULL (Unbundling Local Loop). System through which OLO can rent the “last mile” of local loop, connecting to their equipments.

UMTS (Universal Mobile Telecommunications System). Third-generation mobile communication standard. It’s constituted by a broadband system in which data travel at 2Mb-per-second, communication is faster, quality is better and multimedia contents can travel trough the Net.

Universal service. The obligation to supply basic service to all users throughout the national territory at reasonable prices.

VAS (Value Added Services). Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletex; videotex and videotelephone. Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

VDSL (Very - high – data – rate Digital Subscriber Line). Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with a speeds of up to 100 Mbps in downstream (VDSL2).

VOD (Video On Demand). TV-program supply on user's request, with payment of a fee for each purchased program (a movie, a soccer match, etc). broadcast in a special method for cable and satellite TV.

VoIP (Voice Over IP).  Transmission of voice communications over Internet Protocol (IP) data networks, such as IP-based LANs, intranets or the Internet.

Wi – Max (Worldwide Interoperability for Microwave Access). The Wi - MAX - is a technology that allows wireless access to broadband telecommunications networks. It is defined by the Wi - MAX Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications which has the purpose to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access .

WLR (WHOLESALE LINE RENTAL). The WLR Service consists in the resale to wholesale of the basic telephony services and advanced “ISDN” associated with the fees paid by certified residential and non-residential customers of Telecom Italia’s public telephone network.

XDSL (Digital Subscriber Line). It is a technology that makes use of standard telephone lines and it includes different categories including.  ADSL Asymmetric DSL, HDSL High-data-rate DSL and VDSL, Very high bit rate DSL.  This technology uses a digital signal with a very high frequency in order to increase the data transfer rate.

Report on Operations 2009

Telecom Italia Group

Telecom Italia Group

Consolidated Financial Statements at December 31, 2009

Contents

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Consolidated Statements of Financial Position

139

Separate Consolidated Income Statements

141

Consolidated Statements of Comprehensive Income

142

Consolidated Statements of Changes in Equity

143

Consolidated Statements of Cash Flows

144

Note 1 – Form, content and other general information

146

Note 2 – Accounting policies

149

Note 3 – Restatement for errors and changes in accounting policies

167

Note 4 – Business combinations

171

Note 5 – Goodwill

172

Note 6 – Intangible assets with a finite useful life

176

Note 7 – Tangible assets (owned and under finance leases)

179

Note 8 – Other non-current assets

182

Note 9 – Deferred tax assets and deferred tax liabilities

185

Note 10 – Inventories

187

Note 11 – Trade and miscellaneous receivables and other current assets

188

Note 12 – Current income tax receivables

189

Note 13 – Investments (current assets)

189

Note 14 – Securities other than investments (current assets)

190

Note 15 – Financial receivables and other current financial assets

190

Note 16 – Cash and cash equivalents

191

Note 17 – Discontinued operations/Non-current assets held for sale

191

Note 18 – Equity

195

Note 19 – Financial liabilities (current and non-current)

201

Note 20 – Net financial debt

208

Note 21 – Financial risk management

211

Note 22 – Derivatives

217

Note 23 – Supplementary disclosures on financial instruments

223

Note 24 – Employee benefits

228

Note 25 – Provisions

230

Note 26 – Miscellaneous payables and other non-current liabilities

231

Note 27 – Trade and miscellaneous payables and other current liabilities

232

Note 28 – Income tax payables

233

Note 29 – Contingent liabilities, other information, commitments and guarantees

233

Note 30 – Revenues

245

Note 31 – Other income

246

Note 32 – Acquisition of goods and services

246

Note 33 – Employee benefits expenses

247

Note 34 – Other operating expenses

248

Note 35 – Internally generated assets

248

Note 36 – Depreciation and amortization

249

Note 37 – Gains (losses) on disposals of non-current assets

249

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 38 – Impairment reversals (losses) on non-current assets

250

Note 39 – Other income (expenses) from investments

250

Note 40 – Finance income

251

Note 41 – Finance expenses

252

Note 42 – Income tax expense

253

Note 43 – Profit for the year

255

Note 44 – Earnings per share

256

Note 45 – Segment reporting

257

Note 46 – Related party transactions

261

Note 47 – Stock Option and Performance Share Granting Plans

271

Note 48 – Significant non-recurring events and transactions

276

Note 49 – Positions or transactions resulting from atypical and/or unusual operations

277

Note 50 – Other information

278

Note 51 – Events subsequent to December 31, 2009

281

Note 52 – List of companies of the Telecom Italia Group

283

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Consolidated Statements of Financial Position

Assets

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Equity and liabilities

(millions of euros)	note	12/31/2009	of which related parties	12/31/2008 Restated	of which related parties	1/1/2008 Restated	of which related parties
EQUITY	18)						
Share Capital issued		10,674		10,674		10,674	
Less: treasury shares		(89)		(83)		(69)	
Share Capital		10,585		10,591		10,605	
Paid-in capital		1,689		1,689		1,689	
Other reserves and retained earnings (accumulated losses), including profit for the year		13,678		13,318		13,137	
Equity attributable to owners of the Parent		25,952		25,598		25,431	
Non-controlling interests		1,168		730		1,063	
TOTAL EQUITY (A)		27,120		26,328		26,494	
NON-CURRENT LIABILITIES							
Non-current financial liabilities	19)	36,752	475	36,527	855	37,051	860
Employee benefits	24)	1,075		1,212		1,151	
Deferred tax liabilities	9)	160		386		586	
Provisions	25)	735		692		903	
Miscellaneous payables and other non-current liabilities	26)	1,084	25	1,539	26	1,587	24
TOTAL NON-CURRENT LIABILITIES (B)		39,806		40,356		41,278	
CURRENT LIABILITIES							
Current financial liabilities	19)	6,986	541	6,267	217	6,585	305
Trade and miscellaneous payables and other current liabilities	27)	11,019	365	11,439	452	12,874	341
Current income tax payables	28)	283		1,260		197	
Current liabilities sub-total		18,288		18,966		19,656	
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	17)						
of a financial nature		659		-		-	
of a non-financial nature		308	33	-		-	
		967		-		-	
TOTAL CURRENT LIABILITIES (C)		19,255		18,966		19,656	
TOTAL LIABILITIES (D=B+C)		59,061		59,322		60,934	
TOTAL EQUITY AND LIABILITIES (A+D)		86,181		85,650		87,428

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Separate Consolidated Income Statements

(millions of euros)	note	Year 2009	of which related parties	Year 2008 Restated	of which related parties
Revenues	30)	27,163	978	29,000	1,021
Other income	31)	282	6	336	12
Total operating revenues and other income		**27,445**		**29,336**	
Acquisition of goods and services	32)	(11,480)	*(531)*	(13,120)	*(632)*
Employee benefits expenses	33)	(3,734)	*(111)*	(4,114)	*(134)*
Other operating expenses	34)	(1,616)	-	(1,631)	*(1)*
Changes in inventories		(15)		113	
Internally generated assets	35)	515		506	
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)		**11,115**		**11,090**	
of which net impact of non-recurring items	48)	***(12)***		***(295)***	
Depreciation and amortization	36)	(5,551)		(5,676)	
Gains (losses) on disposals of non-current assets	37)	(59)		35	
Impairment reversals (losses) on non-current assets	38)	(12)		(12)	
OPERATING PROFIT (EBIT)		**5,493**		**5,437**	
of which net impact of non-recurring items	48)	***(68)***		***(261)***	
Share of profits (losses) of associates and joint ventures accounted for using the equity method		67		64	
Other income (expenses) from investments	39)	(51)		4	
Finance income	40)	2,561	*64*	3,748	*347*
Finance expenses	41)	(4,731)	*(279)*	(6,359)	*(87)*
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		**3,339**		**2,894**	
of which net impact of non-recurring items	48)	***(74)***		***(327)***	
Income tax expense	42)	(1,121)		(677)	
PROFIT FROM CONTINUING OPERATIONS		**2,218**		**2,217**	
Profit (loss) from Discontinued operations/Non-current assets held for sale	17)	(622)	*(90)*	(39)	*(79)*
PROFIT FOR THE YEAR	43)	**1,596**		**2,178**	
of which net impact of non-recurring items	48)	***(659)***		***(96)***	
Attributable to:					
*** Owners of the Parent**		**1,581**		**2,177**	
* Non-controlling interests		15		1	

(euro) **Basic and Diluted Earnings Per Share (EPS) (*):**	44)	Year 2009	Year 2008 Restated
• Ordinary Share		0.08	0.11
• Savings Share		0.09	0.12
Of which:			
From continuing operations			
• Ordinary Share		0.11	0.11
• Savings Share		0.12	0.12
From Discontinued operations/Non-current assets held for sale			
• Ordinary Share		(0.03)	-
• Savings Share		(0.03)	-

(*) Basic EPS is equal to Diluted EPS.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Consolidated Statements of Comprehensive Income

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Consolidated Statements of Changes in Equity

Changes in equity in 2008 (Restated)

Changes in equity in 2009

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Consolidated Statements of Cash Flows

(millions of euros)		Year 2009	Year 2008 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit from continuing operations		2,218	2,217
Adjustments for:			
Depreciation and amortization		5,551	5,676
Impairment losses (reversals) on non-current assets (including investments)		27	212
Net change in deferred tax assets and liabilities		(48)	(1,031)
Losses (gains) realized on disposals of non-current assets (including investments)		55	(37)
Share of losses (profits) of associates and joint ventures accounted for using the equity		(67)	(64)
Change in employee benefits		(173)	233
Change in inventories		(30)	(74)
Change in trade receivables and net amounts due from customers on construction contracts		336	737
Change in trade payables		(995)	(588)
Net change in current income tax receivables/payables		(1,170)	1,078
Net change in miscellaneous receivables/payables and other assets/liabilities		(229)	(98)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		5,475	8,261
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of intangible assets on an accrual basis	6)	*(2,017)*	*(2,360)*
Purchase of tangible assets on an accrual basis	7)	*(2,526)*	*(2,680)*
Total purchase of intangible and tangible assets on an accrual basis (*)		(4,543)	(5,040)
Change in amounts due to fixed asset suppliers		*619*	*(419)*
Total purchase of intangible and tangible assets on a cash basis		(3,924)	(5,459)
Acquisitions of other investments	8)	(6)	(6)
Change in financial receivables and other financial assets		(692)	(1,756)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(13)	452
Proceeds from sale/repayment of intangible, tangible and other non-current assets		66	97
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(4,569)	(6,672)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Change in current financial liabilities and other		(1,123)	1,267
Proceeds from non-current financial liabilities (including current portion)		5,563	2,317
Repayments of non-current financial liabilities (including current portion)		(4,260)	(4,302)
Proceeds from equity instruments		-	1
Consideration paid for equity instruments		(11)	(27)
Dividends paid (*)		(1,050)	(1,665)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(881)	(2,409)
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	17)	61	(41)
AGGREGATE CASH FLOWS (E=A+B+C+D)		86	(861)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		5,226	6,204
Net foreign exchange differences on net cash and cash equivalents (G)		172	(117)
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		5,484	5,226

(*) OF WHICH RELATED PARTIES (millions of euros)	Year 2009	Year 2008 Restated
Total acquisitions of intangible and tangible assets on an accrual basis	3	240
Dividends paid	177	281

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Additional cash flow information

(millions of euros)	Year 2009	Year 2008 Restated
Income taxes (paid) received	(2,301)	(633)
Interest expense paid	(3,250)	(3,429)
Interest income received	1,025	1,256
Dividends received	4	49

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euros)	Year 2009	Year 2008 Restated
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:		
Cash and cash equivalents - from continuing operations	5,396	6,398
Bank overdrafts repayable on demand – from continuing operations	(190)	(276)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	20	82
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,226	6,204
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR		
Cash and cash equivalents - from continuing operations	5,504	5,396
Bank overdrafts repayable on demand – from continuing operations	(101)	(190)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	81	20
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,484	5,226

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 1 – Form, content and other general information

►

Form and content

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. (“Telecom Italia”) and its subsidiaries (the “Telecom Italia Group” or the “Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.

The head office of the Parent, Telecom Italia, is located in Milan, Italy.

The consolidated financial statements of the Telecom Italia Group are expressed, unless otherwise indicated, in millions of euros, which is also the currency of the primary economies in which the Group operates.

Foreign subsidiaries are included in the consolidated financial statements in accordance with the accounting policies described in the Note “Accounting policies”.

The consolidated financial statements for the year ended December 31, 2009 of the Telecom Italia Group have been prepared on a going concern basis (further details are provided in the Note “Accounting Policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 dated February 28, 2005). The designation “IFRS” also includes all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In 2009, the Group applied the accounting policies on a basis consistent with previous years except for IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements) that were early adopted and whose effects are described in the Note “Accounting Policies”.

For purposes of comparison, the consolidated statement of financial position at December 31, 2008 as well as the separate consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity for the year ended December 31, 2008 have been presented in accordance with IAS 1 revised (Presentation of Financial Statements).

Moreover, as discussed in the Note “Restatement for errors and changes in accounting policies”, following certain adjustments and provisions for errors – as defined by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) - made in connection with the “Telecom Italia Sparkle case” and due to the retrospective application, starting from January 1, 2009, of IFRIC 13 (Customer Loyalty Programmes) the comparative data of year 2008 has been appropriately adjusted and referred to as “restated” and the consolidated statement of financial position as of January 1, 2008 has also been presented. The effects of the adoption of IFRIC 13 are also described in the Note “Accounting Policies”.

Publication of the consolidated financial statements of the Telecom Italia Group for the year ended December 31, 2009 was approved by resolution of the board of directors’ meeting held on April 12, 2010.

►

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1 revised, which came into effect on January 1, 2009. In particular:

•

the consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

•

the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference;

•

the consolidated statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated  income statement and all other non-owner changes in equity;

•

the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the separate consolidated income statement, income and expenses relating to non-recurring transactions and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, (for instance: losses/expenses deriving from the financial market crisis, income/expenses arising from the sale of properties, business segments and investments included under non-current assets, income/expenses stemming from corporate-related reorganizations and income/expenses arising from fines levied by regulatory agencies).

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated statements of financial position, the separate consolidated income statements and the consolidated statements of cash flows.

►

Segment reporting

The operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments. Furthermore, as a result of including HanseNet Telekommunikation GmbH in Discontinued operations in the third quarter of 2009, the European BroadBand Business Unit is no longer presented. The other companies of that business unit have become part of Other Operations. However, the application of IFRS 8 has not required any changes in the disclosure by operating segment.

Furthermore, as a result of the application of IFRS 8, the term “operating segment” is considered synonymous with “Business Unit””.

The operating segments of the Telecom Italia Group are the following:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the related support activities;

•

Brazil Business Unit: includes telecommunications operations in Brazil;

•

Media Business Unit: includes television network operations and management;

•

Olivetti Business Unit: includes activities for the manufacture of digital printing systems and office products;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

For purposes of comparison, the disclosure by operating segment for the periods under comparison has been appropriately restated.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

►

Scope of consolidation

The changes in the scope of consolidation at December 31, 2009 compared to December 31, 2008 can be analyzed as follows:

Entry of companies in the scope of consolidation:

Company		Business Unit	Month

Intelig Telecomunicaçóes Ltda	new acquisition	Brazil	December 2009
H.R. Services S.r.l.	newly formed	Other Operations	June 2009

Exit of companies from the scope of consolidation:

Company		Business Unit	Month

Telecom Italia Lab S.A. (in liquidation)	liquidated	Other Operations	November 2009
Olivetti Austria GmbH (in liquidation)	liquidated	Olivetti	September 2009
Top Service S.p.A (in liquidation)	liquidated	Olivetti	September 2009
Giallo Viaggi.It S.r.l (in liquidation)	liquidated	Media	August 2009
Thinx.sm Telehouse Internet Exchange S.r.l. (in liquidation)	liquidated	Domestic	June 2009
Telecom Media News S.p.A.	controlling interest sold	Media	May 2009
Telemedia International USA Inc.	liquidated	Domestic	year 2009

Merger of companies:

Company		Business Unit	Month

Tim Nordeste S.A.	merged in Tim Celular S.A.	Brazil	December 2009

Moreover, in 2008, the Liberty Surf group (Liberty Surf Group S.A.S., Intercall S.A., Liberty Surf Network B.V. (in liquidation) and Telecom Italia S.A.S) were classified in “Discontinued operations/Non-current assets held for sale”. The sales transaction was finalized in August 2008.

A breakdown of subsidiaries, associates and joint ventures of the Telecom Italia Group at December 31, 2009 and December 31, 2008 is as follows:

	12/31/2009
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line (*)	30	67	97
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	17	3	20
Total companies	48	71	119

	12/31/2008
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line	33	70	103
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	18	4	22
Total companies	52	75	127

(*) Including subsidiaries classified in “Discontinued operations/Non-current assets held for sale”.

Further details are provided in Note “List of companies of the Telecom Italia Group”.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 2 – Accounting policies

►

Going concern

The consolidated financial statements for the year ended December 31, 2009 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future.

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•

the main risks and uncertainties to which the Group and the various activities of the Telecom Italia Group are exposed, are provided in the specific paragraph “Principal risks and uncertainties” in the Report on Operations under “Business outlook for the year 2010”;

•

the measures adopted in terms of the mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph devoted to the “Share capital information” under the Note “Equity”;

•

the identification, the analysis, the objectives and the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

►

Consolidation

The consolidated financial statements include the financial statements of all subsidiaries from when control over such subsidiaries commences until the date that control ceases.

The closing date of all the subsidiaries’ financial statements coincides with that of the Parent, Telecom Italia.

Control exists when the Parent Telecom Italia, directly or indirectly, has the majority of voting rights or has the power to determine, also through contractual agreements, the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the separate consolidated income statement and in the consolidated statement of comprehensive income.

Following the early adoption of IAS 27R, which was applied prospectively, starting from 2009 the total comprehensive loss (including the profit or loss for the year) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance (information is provided below).

Before 2009, if losses attributable to non-controlling interests in a consolidated subsidiary exceeded the non-controlling interests in the subsidiary’s equity, the excess was allocated against the equity interest attributable to the equity holders of the Parent.

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated on consolidation.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date of control. A that date, goodwill is recorded under intangible assets, as described below, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate income statement.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the balance sheet date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the disposal of the investment. The cash flows of foreign consolidated subsidiaries expressed in currencies other than Euro included in the consolidated statement of cash flows are translated at the average exchange rates for the year.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

In the context of IFRS first-time adoption, the cumulative exchange differences arising from the consolidation of foreign subsidiaries outside the eurozone was set at nil, as allowed by IFRS 1 (First-time Adoption of International Financial Reporting Standards); therefore, only accumulated exchange differences generated and recorded after January 1, 2004 are included in the determination of gains or losses arising from the disposal of such foreign subsidiaries, if any.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates) and IAS 31 (Interests in Joint Ventures). Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises a significant influence, but no control or joint control over the financial and operating policies.

The consolidated financial statements include the Group’s share of profits (losses) of associates and joint ventures accounted for using the equity method from the date that significant influence or joint control commences until the date such circumstance ceases. When the Group’s share of losses of an associate or a joint venture, if any, exceeds the carrying amount of the investment on the Group’s statement of financial position, the carrying amount of the investment is reduced to zero and the share of further losses is not recognized except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

Following the early adoption of IAS 27R, which was applied prospectively, starting from 2009 changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the Parent.

Before 2009, in the absence of a Standard or a specific Interpretation, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the Group has applied the following accounting treatments (consistent with the Parent entity extension method):

•

acquisition of interests in companies after control is obtained: on acquisition, the Group pays a consideration to the non-controlling interests and adjusts the non-controlling and controlling interests and records a Goodwill equal to the excess of the consideration paid over the carrying amount of the corresponding portion of assets and liabilities acquired;

•

sale of interests in companies where control is retained: the difference between the consideration received and the corresponding carrying amount in the consolidated financial statements is recognized in the separate income statement.

As far as intragroup transfers of interests in controlled companies which result in a change in the percentage of ownership, in the absence of a Standard or a specific Interpretation, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the Group has applied the following accounting treatment: the interests transferred remain recorded at historical cost and the gain or loss on the transfer is eliminated in full. Equity attributable to the non-controlling interests which does not directly take part in the transaction is adjusted to reflect the change with a corresponding opposite effect on the equity attributable to the owners of the Parent without recognition of any goodwill and however without generating any impact on profit or equity.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

►

Intangible assets

Goodwill

Following the early adoption of IFRS 3R (Business Combinations), which was applied prospectively, starting with the consolidated financial statements for the year ended December 31, 2009, goodwill is recognized as of the acquisition date of control and measured as the excess of (a) over (b) below:

a)

the aggregate of:

-

the consideration transferred (measured in accordance with IFRS 3R; it is generally recognized on the basis of the acquisition date fair value);

-

the amount of any non-controlling interest in the acquiree measured, as allowed, at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets;

-

in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree.

b)

the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed measured at the acquisition date of control.

IFRS 3R requires, inter alia, the following changes:

•

incidental costs incurred in connection with a business combination are charged to the separate income statement, while they were previously included in the consideration paid;

•

in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize the resulting gain or loss, if any, in the separate income statement, with a consequent effect on goodwill. Previously, the amount of goodwill was determined on the basis of the fair value of the net assets acquired at the date of each transaction.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill is initially recorded at cost and is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of tangible and intangible assets - Goodwill, reported below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

Until December 31, 2008, goodwill was recorded as the excess of the cost of acquisition over the Group’s interest in the fair value of those assets and liabilities acquired.

In the context of IFRS first-time adoption, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate income statement prospectively.

For a small portion of bundled offerings, principally of mobile equipment and services, the Group capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

•

the capitalized costs can be measured reliably;

•

there is a contract binding the customer for a specific period of time;

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract (12 or 24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

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Tangible assets

Property plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost or, for those assets existing at January 1, 2004, at the deemed cost which for some assets is the revalued cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized when the obligation arises in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the separate income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. The effects of this recalculation, if any, are recognized with an offsetting entry to tangible assets up to their carrying amount and for the excess to the separate income statement.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

Since there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate income statement on a straight-line basis over the lease term.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

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Impairment of intangible and tangible assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows generally cover a period of three years, except where longer-term projections are required such as in the case of start-up activities. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

The value in use of cash-generating units which operate in a foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to Euro at the spot rate on the date of the impairment test (in the case of the Telecom Italia Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to non-controlling interests.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every annual or interim closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment losses are recognized in the separate income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate income statement.

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Financial instruments

In the context of IFRS first-time adoption, the Group elected to anticipate the adoption of IAS 32 (Financial Instruments: Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) at January 1, 2004. Furthermore, as allowed by IFRS 1, the designation of a financial instrument as a financial asset “at fair value through profit or loss” or “available-for-sale” or a financial liability measured at “fair value through profit or loss” was made at January 1, 2004 instead of at the date of initial recognition.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Group’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•

“available-for-sale financial assets”, as non-current or current assets;

•

“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any writedown for impairment or uncollectibility, if any.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Group’s portfolio for a period of not more than 12 months, and are included in the following categories:

•

held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•

held for trading and measured at fair value through profit or loss;

•

available-for-sale and measured at fair value with a contra-entry to an equity reserve.

Changes in the value of securities other than investments classified as available-for-sale are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate income statement.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Compound financial instruments represented by bonds convertible into shares of the issuer are recognized by splitting the debt and the call option: the debt is included in financial liabilities using the amortized cost method while the call option amount, computed as the difference between the fair value of the debt and the proceeds raised on the issue of the financial instrument, is recorded in a specific equity reserve (Other equity instruments).

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Derivatives

Derivatives are used by the Telecom Italia Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a)

at the inception of the hedge, the hedging relationship is formally designated and documented;

b)

the hedge is expected to be highly effective;

c)

its effectiveness can be reliably measured;

d)

the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate income statement.

•

Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate income statement at the same time as the hedged transaction affects the separate income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate income statement.

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Sales of receivables

The Telecom Italia Group carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of all the risks and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

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Amounts due from customers on construction contracts

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate income statement when they become known.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

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Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

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Discontinued operations/Non-current assets held for sale

Discontinued operations/Non-current assets held for sale include lines of business and assets (or groups of assets) sold or to be disposed of, whose carrying amount was or will be recovered principally through a sale transaction rather than through continuing use. Non-current assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell.

In accordance with IFRS, Discontinued operations/Non current assets held for sale are presented in the financial statements as follows:

•

in two lines on the statement of financial position: Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale;

•

in one line on the separate income statement: Profit (loss) from Discontinued operations/Non-current assets held for sale.

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Employee benefits

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations. As allowed by IFRS 1 and IAS 19, the Telecom Italia Group has elected to recognize all actuarial gains and losses in the separate income statement as they arise.

The expenses relative to the increase in the present value of the severance indemnity liability, as the time for payment of the benefit comes closer, are included in the separate income statement under “Employee benefits expenses”.

Starting from January 1, 2007, the 2007 Italian Budget Law and the decrees implementing this law introduced significant changes to employee severance indemnity regulations, including the choice as to the possible destination of accruing employee severance indemnity either to supplementary pension funds or to the “Treasury fund” managed by INPS.

Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of “Defined benefit plans”.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers and employees of the Group through equity compensation plans (stock options and performance share grants). The stock option plans starting from January 1, 2005 and the performance share granting plans are recognized in accordance with IFRS 2 (Share-Based Payment).

As allowed by IFRS 1, the Group did not apply IFRS 2 to stock option plans granted before November 7, 2002, as the terms and conditions of such plans had not changed.

In accordance with IFRS 2, employee stock options and performance share grants are measured at fair value at the grant date using models that take account of circumstances and factors applicable at the grant date (for instance, for the stock options: option exercise price, vesting period, current price of the underlying shares, expected share price volatility, expected dividends and interest rate for a risk-free investment over the option term).

If the right vests over a certain vesting period and, depending on the circumstances, also when certain vesting conditions are satisfied, the total value is allocated over the vesting period and recorded in an equity reserve under “Other equity instruments”, with a contra-entry to the separate income statement under “Employee benefits expenses”.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

At the end of each year, the originally measured fair value of each right is not adjusted or updated. However, at that date, adjustments are made to the estimate of the number of rights that will vest up to expiry (and therefore the number of employees who will have option exercise rights or receive shares, as a result of remaining, for example, in service over the vesting period). The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses”.

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Provisions

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

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Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

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Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate income statement.

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Revenues

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•

Revenues from services rendered

Revenues from services rendered are recognized in the separate income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.
Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Amounts billed to customers for providing information or other content are recognized as revenues when the service is provided either at the gross amount billed to the customer or based on the commission received from the content provider, depending on the nature of the service rendered.
Revenues from the activation of telephone services (as well as the related costs not in excess of the amount of revenues) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers).
Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

•

Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When an arrangement contains multiple elements (equipment and/or services), revenues are allocated to each element based on its relative fair value. For offerings that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract.

For offerings which include the sale of mobile handsets and service contracts, the Telecom Italia Group recognizes revenues related to the sale of the handset when it is delivered to the customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the bundled offerings in the mobile business are contracts with a minimum contractual period of 12 or 24 months and which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•

Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

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Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the separate income statement in the year in which they are incurred.

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Taxes

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group, including relative incidental expenses of a non-financial nature (e.g. penalties); the relative interest expenses are recognized under “Finance expenses”.

Income taxes are recognized in the separate income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves.

The income tax expense that could arise on the remittance of a subsidiary’s retained earnings is only recognized where there is the actual intention to remit such earnings.

Deferred taxes are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

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Dividends

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

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Earnings per share

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted by all dilutive potential shares (for example, the conversion of bonds and the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

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Use of estimates

The preparation of consolidated financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item/area	Accounting estimates

Goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Business combinations

The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the recognition of goodwill, through the use of a complex process in determining such values.

Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.
Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals connected with legal, arbitration and fiscal disputes are the result of a complex estimate process based upon the probability of an unfavorable outcome.

Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•

the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs up to the ceiling of the amount of revenues);

•

the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues;

•

the estimate of the fair value of each component of bundled offerings.

Income taxes

Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments

The fair value of derivative instruments and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

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Correction of errors

IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) provides for, among other things, the recognition and disclosure of prior year errors. According to this standard, errors include the effects of mathematical mistakes, mistakes in applying accounting policies, oversights or misinterpretations of facts, and fraud.

Material errors, with respect to their size and the circumstances that caused them, shall be corrected retrospectively in the first set of financial statements authorized for issue after their discovery by:

•

restating the comparative amounts for the prior years presented in which the error occurred; or

•

restating the opening balances of assets, liabilities and equity for the earliest prior year presented if the error occurred before the earliest prior year presented.

Retrospective restatement corrects the recognition, measurement and disclosure of amounts of elements of financial statements as if a prior year error had never occurred.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

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New Standards and Interpretations adopted by the EU and in force from January 1, 2009

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2009 are reported below and briefly summarized.

IFRS 8 (Operating Segments)

On November 21, 2007, Commission Regulation (EC) 1358-2007 was published endorsing the amendment to the standard.

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments for which discrete financial information is available and whose operating results are reviewed regularly by the entity’s Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and to assess its performance. Financial information is to be presented on the same basis as that used for internal reporting to the CODM. IFRS 8 supersedes IAS 14 (Segment Reporting). The adoption of this standard did not involve any changes in the disclosure related to the operating segments.

Amendments to IAS 23 (Borrowing Costs)

On December 10, 2008, Commission Regulation (EC) 1260-2008 was published endorsing the amendments to the standard.

The main amendment to IAS 23 removes the option, allowed in the previous version of the standard, of immediately recognizing borrowing costs as an expense in the period incurred (the treatment adopted by the Telecom Italia Group), rather than capitalizing them.

The revised IAS 23 requires borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets that take a substantial period of time to get ready for use or sale to be capitalized as part of the cost of such assets. The adoption of this standard did not have any effect on the consolidated financial statements at December 31, 2009.

Amendments to IFRS 2 (Share-Based Payment)

On December 16, 2008, Commission Regulation (EC) 1261-2008 was published endorsing the amendments to the standard.

The standard clarifies the definition of “vesting conditions” and specifies the cases in which a condition that is not satisfied will result in the recognition of a cancellation of the award granted. The amendments did not have any impact on the consolidated financial statements at December 31, 2009.

IFRIC 13 (Customer Loyalty Programmes)

On December 16, 2008, Commission Regulation (EC) 1262-2008 was published endorsing IFRIC 13.

This interpretation addresses general accounting guidelines for customer loyalty programmes. Such interpretation is characterized by the following elements:

•

loyalty award credits granted to a customer are considered a separately identifiable element of the original sales transaction of the product or service itself and represent rights granted to the customer, for which the customer implicitly paid;

•

the amount of sales proceeds allocated to the loyalty award credits is measured by reference to their fair value (that is, the amount for which the award credits could have been sold separately). The entity recognizes the deferred portion of the proceeds as revenue only when it has fulfilled its obligations.

IFRIC 13 was accounted for retrospectively in accordance with IAS 8 and led to the restatement of the separate consolidated income statement, consolidated statement of comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2008 in addition to the consolidated statement of financial position at January 1, and at December 31, 2008 (for further details, please see Note "Restatement for errors and changes in accounting policies”).

Amendments to IAS 1 (Presentation of Financial Statements)

On December 17, 2008, Commission Regulation (EC) 1274-2008 was published endorsing the amendments to IAS 1.

The main changes introduced provide for:

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

•

the presentation in the statement of changes in equity of the details related only to the owner changes in equity;

•

the presentation of all non-owner changes in equity in two statements (approach adopted by Telecom Italia):

—

a statement (Separate income statement) displaying components of profit (loss) for the year;

—

a statement (Statement of comprehensive income) beginning with profit (loss) for the year and displaying components of other comprehensive income.

Amendments to IAS 32 (Financial Instruments: Presentation) and IAS 1 (Presentation of Financial Statements)

On January 21, 2009, Commission Regulation (EC) 53-2009 was published endorsing the amendments to these standards.

The amendments to IAS 32 require, when certain conditions are met, that certain puttable financial instruments or obligations arising on liquidation should be classified as equity. The amendments to IAS 1 require disclosure of specific information about those instruments. The adoption of these amendments did not have any effect on the consolidated financial statements at December 31, 2009.

IFRIC 16 (Hedges of a Net Investment in a Foreign Operation)

On June 4, 2009, Commission Regulation (EC) 460-2009 was published endorsing the interpretation.

This interpretation eliminates the possibility of applying hedge accounting for a hedge of the foreign exchange differences between the functional currency of a foreign operation and the presentation currency of the parent’s consolidated financial statements. Moreover, the interpretation clarifies that in a hedge of a net investment in a foreign operation the hedging instrument may be held by any company within the group. The adoption of this interpretation did not have any effect on the consolidated financial statements at December 31, 2009.

Amendments to IFRIC 9 (Reassessment of Embedded Derivatives) and IAS 39 (Financial Instruments: Recognition and Measurement): embedded derivatives

On November 27, 2009, Commission Regulation (EC) 1171-2009 was published endorsing the interpretation and the amendments to the standard.

The amendments to IFRIC 9 and IAS 39 allow entities to reclassify certain financial instruments out of the “fair value through profit or loss” category in specific circumstances. The amendments clarify that on the reclassification of a financial asset out of the “fair value through profit or loss” category all embedded derivatives have to be assessed and, if necessary, separately accounted for in the financial statements. The adoption of these amendments did not have any effect on the consolidated financial statements at December 31, 2009.

Amendments to IFRS 7 (Financial Instruments:  disclosures)

On November 27, 2009, Commission Regulation (EC) 1165-2009 was published endorsing the amendment to the standard.

The amendments require, for every category of financial instrument measured at fair value, an indication of the methods and valuation techniques adopted. For this purpose, a three-level hierarchy has been introduced: (level 1: quoted prices; level 2: inputs derived from observable market data; level 3: inputs that are not based on observable market data).

Amendments have also been made to the liquidity risk disclosures. The adoption of these amendments did not have any effect on the consolidated financial statements at December 31, 2009.

IFRIC 18 (Transfer of Assets from Customers)

On November 27, 2009, Commission Regulation (EC) 1164-2009 was published endorsing IFRIC 18.

This interpretation applies to the accounting for transfers of items of property, plant or equipment by entities that receive such transfers from their customers and that the entity must then use to connect the customer to a network to provide the same goods or services. If the transferred item is controlled by the entity, it should be measured at fair value on initial recognition in property, plant and equipment. The interpretation also applies to cash received by entities from clients that must be used only to construct the asset.

The related revenues should be recognized over the terms of the contract agreed with the client to supply the

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

goods or services or, if the date is not specified, over a period no longer than the estimated useful life of the asset. IFRIC 18 shall be applied prospectively to transfers of assets from customers received on or after July 1, 2009. The application of this interpretation did not have any effect on the consolidated financial statements at December 31, 2009.

Improvements to IFRS – issued by IASB in 2008

On January 23, 2009, Commission Regulation (EC) 70-2009 was published endorsing the improvements to the following standards that are in force from January 1, 2009.

•

IAS 1 (Financial Statement Presentation): assets and liabilities arising from derivative financial instruments that are not held for trading and that are not financial guarantee contracts or designated hedging instruments should be presented as either current or non-current assets and liabilities, according to their settlement date;

•

IAS 16 (Property, Plant and Equipment): the amendment provides clarification on the classification and accounting treatment for an entity that, in the course of the ordinary activities, routinely sells items of property, plant and equipment that it has held for rental to others;

•

IAS 19 (Employee Benefits): the amendment clarifies the treatment for changes in employee benefits, defines recognition for cost and income relating to past service cost and revises the distinction between short-term and long-term employee benefits, and must be applied prospectively;

•

IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance): the amendment states that the benefit of a government loan at a below-market interest rate should be treated as a government grant, and must be applied prospectively;

•

IAS 23 (Borrowing Costs): the amendment consists in a better definition of borrowing costs;

•

IAS 28 (Investments in Associates): the amendment clarifies that where investments in associates are accounted for by the equity method, any impairment loss should not be allocated to specific assets (and, in particular, to any goodwill) included within the carrying amount of the investment in the associate, but, rather, to the investment as a whole. Accordingly, where there are conditions for a subsequent reversal, such impairment reversal is recognized in full;

•

IAS 36 (Impairment of Assets): this amendment requires additional disclosure if fair value less costs to sell is determined using discounted cash flow projections;

•

IAS 38 (Intangible Assets): the amendment requires that when an entity incurs costs providing future economic benefits, but no intangible assets are recognized, such costs should be recognized as expenses when incurred, meaning when the entity receives the related goods or services. Moreover, an amendment to the standard allows entities to use the “Unit of Production Method” to calculate the amortization charge on an intangible asset with a finite useful life;

•

IAS 39 (Financial instruments: Recognition and Measurement): the amendment clarifies how to calculate the revised effective interest rate on a financial instrument on cessation of fair value hedge accounting and also specifies the cases in which it is possible for there to be movements into and out of the “fair value through profit or loss” category.

The application of “Improvements to IFRS (issued by IASB in 2008)” did not have any effect on the consolidated financial statements at December 31, 2009.

►

New Standards and Interpretations endorsed by the EU but not yet in force and early adopted

IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements)

On June 3, 2009, Commission Regulations (EC) 494-2009 and 495-2009 were published endorsing the revised versions of IFRS 3R and IAS 27R.

IFRS 3R introduces a number of changes in the accounting for business combinations that impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results.

IAS 27R requires that a change in a parent’s ownership interest in a subsidiary that does not result in loss of control be accounted for as an equity transaction, clarifies the accounting treatment in the event of the loss of control in a subsidiary and requires that the investors’ losses share in a non-controlling interest be allocated to the non-controlling interest even if this results in a deficit.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The changes introduced by IFRS 3R and IAS 27R must be applied prospectively starting from January 1, 2010. However, following the acquisition of the entire stake in the Brazilian telecommunications company Intelig Telecomunicações Ltda at the end of December 2009, by means of the merger of Holdco Participações Ltda (the parent company of Intelig) into Tim Participações S.A., Telecom Italia has decided, as allowed, to early adopt such amendments starting from the 2009 financial statements. The early adoption of such amendments (in particular of IAS 27R) resulted in the recognition in equity, instead of the separate income statement, of the capital gain realized on the partial sale (without loss of control) of Tim Participações S.A. for a total amount of 47 million euros. Moreover, the adoption of these amendments resulted in an effect on the earnings per share for the year 2009 of less than 0.01 euros.

►

New Standards and Interpretations endorsed by the EU but not yet in force

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2010 are reported below and briefly summarized.

Amendments to IAS 39 (Financial Instruments: Recognition and Measurement – Eligible hedged items)

On September 15, 2009, Commission Regulation (EC) 839-2009 was published endorsing some amendments to IAS 39 which clarifies certain aspects of hedge accounting:

•

identifying the cases in which inflation may be a hedged risk;

•

specifying that only the intrinsic value, not the time value, of an option can be designated as a hedge of one or some risks of a hedged item (that is, a one-sided risk).

The amendments are effective beginning January 1, 2010 and must be applied retrospectively in accordance with IAS 8.

The application of these amendments is not expected to have a material impact on the consolidated financial statements.

IFRIC 17 (Distribution of Non-cash Assets to Owners)

On November 26, 2009, Commission Regulation (EC) 1142-2009 was published endorsing IFRIC 17.

This interpretation provides guidelines on the accounting treatment for the distribution of non-cash assets to shareholders. In particular, the interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and that an entity should measure this dividend payable at the fair value of the net assets to be distributed. Finally, an entity should recognize the difference between the dividend paid and the carrying amount of the net assets used for payment in the separate income statement.

IFRIC 17 is effective beginning January 1, 2010 and must be applied prospectively.

The application of this interpretation is not expected to have any effect on the consolidated financial statements.

Amendments to IAS 32 (Classification of Rights Issues)

On December 23, 2009, Commission Regulation (EC) 1293-2009 was published endorsing some amendments to IAS 32 regarding the accounting of rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. The amendments require that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

The amendments to IAS 32 are effective beginning January 1, 2011, but earlier application is permitted.

The application of these amendments is not expected to have a material impact on the consolidated financial statements.

Amendments to IFRS 2 (Group Cash-settled Share-based Payment Transactions)

On March 23, 2010, Commission Regulation (EC) 244-2010 was published endorsing the amendments to IFRS 2. The amendments clarify, among other things, that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

transaction, and no matter whether the transaction is settled in shares or cash. The amendments are effective from January 1, 2010. The application of this amendment is not expected to have a material impact on the consolidated financial statements.

Improvements to IFRS (issued by IASB in 2008)

On December 23, 2009, Commission Regulation (EC) 70-2009 was published endorsing, inter alia, some improvements to IFRS 5 (Non-current assets held for sale and discontinued operations). The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if an entity’s disposal sale plan results in loss of control, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

The amended IFRS 5 is effective from January 1, 2010.

The application of these “Improvements to IFRS (issued by IASB in 2008)” is not expected to have any effect on the consolidated financial statements.

Improvements to IFRS (issued by IASB in 2009)

On March 23, 2010, Commission Regulation (EC) 243-2010 was published endorsing the improvements to the following standards, in force from January 1, 2010:

•

IFRS 2 (Share-based Payment)

These amendments clarify that following the changes made by IFRS 3R to the definition of a business   combination, the contribution of a business on the formation of a joint venture and the combination of   entities or businesses under common control do not fall within the scope of IFRS 2.

•

IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations)

This amendment, which shall be applied prospectively, clarifies that IFRS 5 and other IFRSs that specifically refer to non-current assets (or disposal groups) classified as held for sale or discontinued operations set out all the disclosures required in respect of those assets or operations.

•

IFRS 8 (Operating Segments)

The amendment to IFRS 8 clarifies that an entity shall report a measure of total assets for each reportable segment only if such an amount is regularly provided to the Chief Operating Decision Maker. Before, this information was required, in any case, for each reportable segment.

•

IAS 1 (Presentation of Financial Statements)

This amendment clarifies that an entity shall classify a liability as current when it does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting period, even if, at the option of the counterparty, the terms of a liability could result in its settlement by the issue of equity instruments.

•

IAS 7 (Statement of Cash Flows)

The amendment clarifies that only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities.

•

IAS 17 (Leases)

The amendment refers to the classification of leases of land and buildings. When a lease includes both land and buildings elements, an entity shall assess the classification of each element as a finance or an operating lease separately. At the date of adoption the classification of all land elements of unexpired leases must be reassessed, with any lease newly classified as a finance lease to be recognized retrospectively.

•

IAS 36 (Impairment of Assets)

The amendments refer to the allocation of goodwill to cash-generating units (or groups of cash-generating units) of an acquirer in a business combination or for purposes of impairment testing. In particular, the amendments clarify that each unit or group of units to which the goodwill is so allocated shall not be larger than an operating segment as defined by IFRS 8 (Operating Segments) before aggregation.

•

IAS 39 (Financial Instruments: Recognition and Measurement)

The main amendments, to be applied prospectively to all unexpired contracts, are as follows:

-

within the scope of IAS 39, the clarification about the exclusion of any forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date;

-

as regards accounting for an embedded derivative separately from the host contract, the following clarification regarding the prepayment option embedded in a host debt contract

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

was introduced: in the case in which the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host contract, such option shall be considered closely related to the host contract and therefore not accounted for separately.

•

IFRIC 9 (Reassessment of Embedded Derivatives)

This amendment, applicable prospectively, excludes from the scope of IFRIC 9 embedded derivatives in contracts acquired in a business combination, a combination of entities or businesses under common control or the formation of a joint venture.

•

IFRIC 16 (Hedges of a Net Investment in a Foreign Operation)

The amendments refer to the removal of the prohibition to use a derivative held by the foreign operation being hedged as a hedge of the net investment in that foreign operation.

The application of the “Improvements to IFRS (2009)” is not expected to have a material impact on the Company’s consolidated financial statements.

Note 3 – Restatement for errors and changes in accounting policies

►

Restatement as a result of errors

The ongoing criminal investigation involving Telecom Italia Sparkle, and the Rome court Order issued in relation to this investigation (the “Order”) which was served on the company on February 23, 2010 - for further details please see Note “Contingent liabilities, other information, commitments and guarantees” - alleges that a number of former directors, former employees and current employees of Telecom Italia Sparkle committed crimes of cross-border criminal conspiracy, tax evasion, international money-laundering, reinvestment of profits from criminal activities, and registering assets under false names. The crimes of a cross-border criminal conspiracy, international money-laundering and reinvestment of profits from criminal activities are offenses that may entail administrative liability for a corporation under the Legislative Decree 231/2001.

As part of the proceedings, the Rome Judge issued a seizure order for 298 million euros, corresponding to the alleged unlawful deduction of VAT related to the transactions under investigation. A hearing was scheduled in chambers to discuss the request for the appointment of an Administrator for Telecom Italia Sparkle pursuant to Legislative Decree 231/01. On April 6, 2010, the Preliminary Investigations Judge cancelled this hearing as there were no longer any grounds to proceed on this matter.

In addition to the amounts seized, Telecom Italia Sparkle, as detailed in Note “Contingent liabilities, other information, commitments and guarantees”, provided guarantees for an amount of 195 million euros, of which 72 million euros corresponds to the potential confiscation of profits generated by the sales transactions noted above, and 123 million euros corresponds to the difference between the amount already seized and corresponding to the VAT deducted during tax years 2005, 2006 and 2007 (298 million euros), and the highest amount the company could potentially owe in settlement of its tax position regarding the use of VAT credits on the basis of one of the possible settlement procedures with the Italian Tax Authorities.

The sales transactions effected, in the financial years 2005, 2006 and 2007, related to “Premium” telecommunications services carried over the Telecom Italia Sparkle network and were conducted with a number of smaller telecommunications carriers resident in the European Union (EU).

Internal investigation – 2007

In November 2006, the Rome Judge interviewed a number of Telecom Italia Sparkle officials, directors and employees as witnesses with knowledge of the facts with regard to an investigation on a VAT fraud alleged to have been committed by a number of Italian telecommunications operators, including the clients and suppliers identified in the Order. Subsequently, in January 2007 Telecom Italia Sparkle launched an internal investigation into contracts and commercial relations with these particular clients and suppliers. On completion of the internal investigation, which was undertaken with the assistance of independent tax consultants, in June 2007 commercial relations with the above-mentioned parties were terminated for precautionary reasons. As part of the investigation, Telecom Italia assessed its VAT position and particularly the tax paid with regard to the above-mentioned commercial transactions. On the basis of information available at the time, the conclusion of the

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

investigation was that deduction of VAT on these purchases was appropriate.

Subsequent elements

Analyses and information acquired since the Order have provided additional elements for assessment of the events under investigation and the analysis undertaken in the past, adding previously unknown information which has become available through investigations undertaken by the Rome Prosecutors, using their specific powers and faculties.

Internal investigation – 2010

Subsequent to the issue of the Order, the company appointed independent legal, accounting and tax advisors to undertake a documentary investigation into activities between 2005 and 2009. The advisers’ analysis focused on contracts and relations maintained by Telecom Italia Sparkle other than those covered under the Order, referring in particular to counterparties other than major telecommunications carriers and other Telecom Italia Group companies, concentrating on traffic data and associated revenues, costs and payments. The Corporate Organs were informed about the extent and results of this analysis.

Restatement

Drawing upon further information available under the Order, along with data acquired as part of the 2010 internal investigation, Telecom Italia concluded that a number of transactions in the financial years 2005, 2006 and 2007 were affected by certain anomalies regarding the actual existence of the transactions and traffic, in addition to the progress and routing of traffic itself, to such an extent that the company now believes that these operations were subject to errors as defined under IAS 8.

Therefore, in compliance with IAS 8, and without acknowledging any liability whatsoever, the company is restating the revenues and costs recorded in 2005, 2006 and 2007 for these operations as follows:

•

2005-2007: adjustment of revenues and costs for the transaction identified; the surplus of revenues over costs has been adjusted and recognized against provisions for risks and charges under “Trade and miscellaneous payables and other current liabilities” in regard to legal risks and charges connected with this matter;

•

2005-2007: provisions for risks and charges – included under “Trade and miscellaneous payables and other current liabilities” – for further tax risks and charges;

•

2005-2009: provisions for risks and charges concerning legally-applicable interest associated with the above provisions, for the year to which they apply.

After making these adjustments and provisions, the data for the 2008 financial year used in comparisons (including the statement of financial position as at January 1, 2008) have been restated. The total amount set aside in provision for risks and charges, recognized against Equity attributable to owners of the Parent, amounts to 487 million euros as at January 1, 2008, 497 million euros as at  December 31, 2008, and 507 million euros as at December 31, 2009.

The adjustments and provisions made are summarized as follows:

(million of euros)	2005	2006	2007	2008	2009	Total

• Adjustment to Revenues and Other income	(323)	(754)	(168)	-	-	(1,245)
• Adjustment to Acquisition of goods and services	311	707	155	-	-	1,173
• Other operating expenses (Provision charges for indirect taxes (VAT) and fines)	(77)	(256)	(70)	-	-	(403)
IMPACT ON EBITDA AND EBIT	(89)	(303)	(83)	-	-	(475)
• Finance expenses (Provision charges for interest on VAT)	-	(4)	(8)	(10)	(10)	(32)
IMPACT ON PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT	(89)	(307)	(91)	(10)	(10)	(507)

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

(million of euros)	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009

IMPACT ON EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT	(89)	(396)	(487)	(497)	(507)
Trade and miscellaneous payables and other current liabilities (Provisions for risk and charges)(1)	89	396	487	497	507
IMPACT ON TOTAL CURRENT LIABILITIES	89	396	487	497	507

    (1) The adjustments made do not impact the other statement of financial position line items.

Restated adjusted data are as follows:

(million of euros)	2005	2006	2007	2008	2009
Revenues	29,193	29,785	29,802	29,000	27,163
Total operating revenues and other income	29,861	30,358	30,185	29,336	27,445
Acquisition of goods and services	(12,253)	(12,876)	(13,442)	(13,120)	(11,480)
Other operating expenses	(1,524)	(1,769)	(2,268)	(1,631)	(1,616)
EBITDA	12,468	12,498	11,295	11,090	11,115
EBIT	7,548	7,269	5,738	5,437	5,493
Finance income (expenses)	(2,058)	(2,191)	(2,183)	(2,611)	(2,170)
Profit for the year	3,601	2,696	2,360	2,178	1,596
Attributable to owners of the Parent shareholders	3,127	2,707	2,353	2,177	1,581

(million of euros)	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009

Equity attributable to owners of the Parent	25,573	25,622	25,431	25,598	25,952

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Restatement as a result of changes in accounting policies IFRIC 13  (Customer Loyalty Programmes)

As described in Note “Accounting Policies”, IFRIC 13 was accounted for retrospectively in accordance with IAS 8 and led to the restatement of the separate consolidated income statement and the consolidated statement of cash flows for the years ended December 31, 2008 and 2007 in addition to the consolidated statement of financial position at December 31, 2008 and at December 31, 2007. Such restatement is related to the Domestic operating segment only.

The application of IFRIC 13 led to: a decrease in revenues mainly in reference to the deferral of the component relating to customer award credits granted and an increase in acquisition of goods and services correlated to the redemption of awards and a consequent reduction in the tax charge. In the consolidated statement of financial position, this Interpretation led to the recognition of higher current liabilities, mainly correlated to the deferral of revenues, the recognition of deferred tax assets and a consequent reduction in equity.

*    *    *

The following tables reflect the impacts on the prior year’s financial statement line items of the accounting adjustments for errors – as defined by IAS 8 – in connection with the “Telecom Italia Sparkle case” and the retrospective application of IFRIC 13.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

	2008
(millions of euros)	Historical	Errors	Impact IFRIC 13	Restated

Revenues	29,042	-	(42)	29,000
Other income	336	-	-	336
Acquisition of goods and services	(13,116)	-	(4)	(13,120)
Other operating expenses	(1,638)	-	7	(1,631)
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	11,129	-	(39)	11,090
OPERATING PROFIT (EBIT)	5,476	-	(39)	5,437
Finance expenses	(6,349)	(10)	-	(6,359)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	2,943	(10)	(39)	2,894
Income tax expense	(689)	-	12	(677)
PROFIT FROM CONTINUING OPERATIONS	2,254	(10)	(27)	2,217
PROFIT (LOSS) FOR THE YEAR	2,215	(10)	(27)	2,178
Attributable to:
* Owners of the Parent	2,214	(10)	(27)	2,177
* Non-controlling interests	1	-	-	1

	1/1/ 2008				12/31/ 2008
(millions of euros)	Historical	Errors	Impact IFRIC 13	Restated	Historical	Errors	Impact IFRIC 13	Restated
Deferred tax assets	247	-	3	250	987	-	15	1,002
TOTAL NON-CURRENT ASSETS	70,688	-	3	70,691	70,942	-	15	70,957
TOTAL ASSETS	87,425	-	3	87,428	85,635	-	15	85,650

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the year	13,628	(487)	(4)	13,137	13,846	(497)	(31)	13,318
Equity attributable to owners of the Parent	25,922	(487)	(4)	25,431	26,126	(497)	(31)	25,598
Non-controlling interests	1,063	-	-	1,063	730	-	-	730
TOTAL EQUITY	26,985	(487)	(4)	26,494	26,856	(497)	(31)	26,328

Trade and miscellaneous payables and other current liabilities	12,380	487	7	12,874	10,896	497	46	11,439
TOTAL CURRENT LIABILITIES	19,162	487	7	19,656	18,423	497	46	18,966
TOTAL LIABILITIES	60,440	487	7	60,934	58,779	497	46	59,322
TOTAL EQUITY AND LIABILITIES	87,425	-	3	87,428	85,635	-	15	85,650

The adoption of the IFRIC 13 and the accounting adjustments made to correct the errors – as defined by IAS 8 – identified in connection with the “Telecom Italia Sparkle case” had an effect on the basic and diluted earnings per share in 2008 and in 2007 of less than 0.01 euros.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 4 – Business combinations

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Year 2009

Acquisition of Intelig Telecomunicações Ltda

On December 30, 2009, Tim Participaçoes finalized the acquisition of Intelig Telecomunicações Ltda, the domestic and international Brazilian telecommunications operator for long-distance and data transmission services. That company has been consolidated in the Telecom Italia Group as from the same date.

Specifically, the purchase transaction, through the merger by incorporation of the parent, which owns 100% of Intelig (Holdco Participaçoes, controlled by JVCO), in Tim Participaçoes, had begun on April 16, 2009 by sealing agreements between Tim Participaçoes, its parent Tim Brasil and JVCO Participaçoes (controlled by the Docas group and the indirect parent of Intelig Telecomunicações Ltda).

The finalization of the transaction was subject to a series of conditions including approval by the Brazilian National Regulatory Agency (Anatel) which was obtained on August 16, 2009. The Antitrust Authority was also notified of the transaction and its analysis is still underway.

The purchase, through the merger transaction, was finalized on December 30, 2009 by assuming a financial debt of Intelig equal to USD 68 million. At the time of the merger, the seller was attributed JVCO shares equal to 5.14% of Tim Participaçoes ordinary and preferred share capital. Moreover, 3% of Docas ordinary shares were transferred to Tim Brasil to guarantee Intelig’s financial situation to meet its potential liabilities.

The accounting effects of the business combination are represented by the following:

•

Goodwill of 96 million euros has been determined provisionally as the difference between the market value of the shares issued on behalf of the seller as of December 30, 2009 (295 million euros) and the carrying amount of the net assets acquired (199 million euros). During 2010 (and in any case within 12 months following the transaction), the provisional amounts of the assets and liabilities recorded at the acquisition date will be adjusted retroactively to take into account their fair value at the acquisition date with the consequent re-determination of the value of goodwill;

•

the transaction led to the partial sale (dilution), without loss of control, of a portion of the investment held by the Group in Tim Participações S.A.. Following the early application of IFRS 3R and IAS 27R, the comparison between the stock market valuation of the shares issued on behalf of the seller and the net assets sold led to recognition in equity of a gain of 47 million euros, including 39 million euros for the reclassification, to equity attributable to non-controlling interests, of the transferred portion of the Reserve for exchange differences on translating foreign operations.

Intelig Telecomunicações Ltda – Data at December 30, 2009

(millions of euros)		Fair value	Carrying amount

Goodwill		96	-
Other non-current assets		272	272
Total current assets		131	131
Total assets	(A)	499	403
Total non-current liabilities		62	62
Total current liabilities		142	142
Total liabilities	(B)	204	204
Net assets acquired	(A-B)	295	199

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Had the purchase transaction been completed as of January 1, 2009, the consolidated financial statements of the Telecom Italia Group would have presented higher revenues of 223 million euros and a lower operating profit (EBIT) by 17 million euros.

►

Year 2008

In 2008, there were no transactions entered into of the type of business combinations defined in IFRS 3.

Note 5 – Goodwill

Details of goodwill by business segment and the changes during 2008 and 2009 are presented in the following tables:

(millions of euros)	12/31/2007	Discontinued Operations	Increase	Decrease	Exchange differences	Reclassifications	12/31/2008

Domestic	41,953						41,953
Brazil	1,295				(257)		1,038
European BroadBand	942	(249)		(21)			672
Media	230			(2)			228
Total	44,420	(249)	-	(23)	(257)	-	43,891

(millions of euros)	12/31/2008	Discontinued Operations	Increase	Decrease	Exchange differences	Reclassifications	12/31/2009

Domestic	41,953						41,953
Brazil	1,038		96		307		1,441
European BroadBand(*)	672	(661)				(11)	-
Media	228						228
Other Operations (*)	-			(6)		11	5
Total	43,891	(661)	96	(6)	307	-	43,627

(*) Following the inclusion of HanseNet in Discontinued operations, the European BroadBand Business Unit is no longer presented; the other companies of that Business Unit have become part of Other Operations.

The reduction of 264 million euros in 2009 is due to the following:

•

-661 million euros for the reclassification of goodwill allocated to HanseNet to Discontinued operations/Non-current assets held for sale;

•

-6 million euros for the impairment loss, carried out on the basis of the impairment test’s results, of the goodwill attributed, within Other operations, to the consolidated company BBNed;

•

+96 million euros for the acquisition of Intelig Telecomunicações Ltda;

•

+307 million euros for exchange differences relating to the goodwill of the Brazilian companies.

The goodwill of the Domestic Business Unit at December 31, 2009 includes 421 million euros relating to the International Wholesale cash-generating unit.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the cash-generating units - CGU) to December 31, 2009 and 2008 can be summarized as follows:

	12/31/2009			12/31/2008
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount

Domestic	(*)42,245	(*)(292)	41,953	(*)42,245	(*)(292)	41,953
Brazil	1,448	(7)	1,441	1,045	(7)	1,038
European BroadBand(**)	-	-	-	693	(21)	672
Media	228	-	228	228	-	228
Olivetti	6	(6)	-	6	(6)	-
Other Operations(**)	11	(6)	5	-	-	-
Total	43,938	(311)	43,627	44,217	(326)	43,891

(*) Includes 282 million euros relating to the settlement with De Agostini in 2004.

(**) Following the inclusion of HanseNet in Discontinued operations, the European BroadBand Business Unit is no longer presented; the other companies of that Business Unit have become part of Other Operations.

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. To test for impairment, goodwill must be allocated to cash-generating units (CGUs) or groups of CGUs according to the maximum aggregation limit which cannot exceed the operating segment in accordance with IFRS 8. Since the Group has adopted a new customer centric organization in the Domestic segment, replacing the previous organization based on the distinction by fixed and mobile technology, goodwill of the CGUs/groups of CGUs which form the Domestic segment was reallocated on the basis of the relative values of the new CGUs/groups of CGUs at January 1, 2009 under IAS 36, paragraph 87. The allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes. The business units (or groups of units) to which goodwill has been allocated are as follows:

Segment	Business units (or groups of units)

Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil
Media	Telecom Italia Media
Other operations	BBNed

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The value used to determine the recoverable amount of the business units (or groups of units) to which goodwill has been allocated is the value in use, with the exception of Telecom Italia Media, for which the stock market capitalization at December 31, 2009 has been used as the fair value of the entity.

The most representative basic assumptions for the calculation of the value in use of each group of cash-generating units are presented in the following table:

Core Domestic	International Wholesale	Brazil

EBITDA margin (EBITDA/revenues) during the period of the plan	EBIT margin (EBIT/revenues)	EBITDA margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan		Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Costs of network user rights (IRUs) and related amortization	Capital expenditures rate (capex/revenues)
BRL/euro exchange rate
Cost of capital	Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate	Long-term growth rate

The estimate of the value in use for all the CGUs is based on the data in the 2010-2012 Plan. The expected flows beyond 2012 have been capitalized in perpetuity. The result flows used for purposes of the estimate of the value in use are cash nopat, equal to (Ebitda – Capex) x (1-Tc). Only in the case of the International Wholesale CGU, the valuation – prudently – is based on the capitalization of the expected result (Nopat) for 2010 (excluding therefore the expected growth during the period of the plan and considering amortization higher than capex).

The nominal growth rates used to estimate the terminal value are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Core Domestic	International Wholesale	Brazil

-0.35%	-0.5%	+2.93%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the announcement of the Group’s third-quarter 2009 results).

The cost of capital was estimated by considering the following:

a)

the criterion for the estimate of the cost of capital CAPM - Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)

the Beta coefficient for the Core Domestic CGU and International Wholesale arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient = 0.95);

c)

the Beta coefficient for the Brazil CGU was calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 1.22);

d)

in the case of International Wholesale, a “full equity “ financial structure was considered since it is representative of the normal financial structure of the business;

e)

for the principal operating segments of the Group, reference was made to the weighted average cost of capital (WACC) identified by the analysts who follow Telecom Italia shares in their reports published after the announcement of the Group’s third-quarter 2009 results.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Since a direct correlation exists between the cost of capital used by analysts and the long-term growth rate (g) projected for purposes of estimating the terminal value, a comparison has also been made in terms of the capitalization rates (WACC-g). In particular, the capitalization rate (WACC-g) of the Core Domestic group of CGUs was used which is equal to the median of the rate used by equity analysts in their reports published after the presentation of the third quarter 2009’s results.. This rate expresses the implicit growth rate in the terminal value (g) of -0.35%. Since the growth rate in the terminal value depends on the level of capital expenditures (capex) needed to sustain such growth, in order to arrive at the estimate of the result flow to be capitalized, a capital expenditures level (capex/revenues) was considered that is aligned with the median of the equity analysts (equal to 14.97%). Concerning the Brazil CGU, the growth rate in the terminal value used for purposes of testing impairment is lower than the median of the analysts. Prudently, for purposes of estimating the terminal value, the capital expenditures rate (capex/revenues) nevertheless has been used corresponding to the median of the analysts (13.4%).

On the basis of these elements, the post-tax Weighted Average Cost of Capital and the capitalization rate (WACC post-tax - g) have been estimated for each business unit (the rates of Brazil refer to flows in Brazilian reais) as follows:

	Core Domestic	International Wholesale	Brazil
	%	%	%
WACC post-tax	7.60	9.28	12.92
WACC post-tax – g	7.95	9.78	9.99
WACC pre-tax	11.21	13.76	17.52
WACC pre-tax – g	11.56	14.26	14.59

Values in use in excess of carrying amounts at December 31, 2009 are the following:

(millions of euros)	Core Domestic	International Wholesale	Brazil

Excess of values in use over carrying amounts	4,093	425	364

For purposes of the sensitivity analysis for Core Domestic and Brazil, four principal variables have been considered: the pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA and capital expenditures in proportion to revenues (capex/revenues). For International Wholesale, the sensitivity analysis regarded the cost of capital and the growth rate (g), the EBIT margin (EBIT/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	Core Domestic	International Wholesale	Brazil
	%	%	%
Pre-tax discount rate	11.21	13.76	17.52
Long-term growth rate (g)	-0.35	-0.5	2.93
Compound Annual Growth Rate (CAGR) of EBITDA	0.72*	NS	12.79
Capital expenditures rate (Capex/Revenues)	from 14.3 to 15.0	NS	from 13.4 to 20.4
EBIT Margin (EBIT/Revenues)	NS	10.61	NS

 * This growth rate refers to EBITDA removed of the effects indicated in IAS 36.45, letter a.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	Core Domestic	International Wholesale	Brazil
	%	%	%
Pre-tax discount rate	0.86	6.74	0.87
Long-term growth rate (g)	-1.08	- 6.74	-1.13
Compound Annual Growth Rate (CAGR) of EBITDA	-1.98	NS	-1.11
Capital expenditures rate (Capex/Revenues)	2.35	NS	0.80
EBIT Margin (EBIT/Revenues)	NS	-3.40	NS

Since the domestic Central Functions became part of the Core Domestic CGU after the reorganization of the Domestic segment, it was not necessary to carry out a second level impairment test on that segment. Instead, a second level impairment test was made by considering the recoverable amount at the level of the entire Group in order to include the Central Functions and the Business Units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the Business Units of the Group has been compared to the carrying amount of the total operating capital referring to the same units/segments. No impairment losses resulted at this level of testing.

Note 6 – Intangible assets with a finite useful life

Intangible assets with a finite useful life decreased 210 million euros compared to December 31, 2008. Details on the composition and movements during the year are as follows:

(millions of euros)	12/31/2007	Discontinued Operations(1)	Additions	Amortization	Impairment losses / reversals	Disposals	Exchange differences	Other changes	12/31/2008

Industrial patents and intellectual property rights	2,796	(42)	1,218	(1,775)		(2)	(97)	522	2,620
Concessions, licenses, trademarks and similar rights	3,089	(149)	633	(331)			(178)	24	3,088
Other intangible assets	363	(25)	302	(342)			(11)	3	290
Work in progress and advance payments	737	(19)	361		(6)	(1)	(6)	(572)	494
Total	6,985	(235)	2,514	(2,448)	(6)	(3)	(292)	(23)	6,492

(1) This refers to Liberty Surf group.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

(millions of euros)	12/31/2008	Discontinued Operations(2)	Additions	Amortization	Impairment losses / reversals	Disposals	Exchange differences	Other changes	12/31/2009

Industrial patents and intellectual property rights	2,620	(48)	1,138	(1,662)		(4)	116	349	2,509
Concessions, licenses, trademarks and similar rights	3,088	(189)	114	(272)		(4)	216	44	2,997
Other intangible assets	290	(101)	348	(317)			15	5	240
Work in progress and advance payments	494		417			(36)	5	(344)	536
Total	6,492	(338)	2,017	(2,251)	-	(44)	352	54	6,282

(2) This refers to HanseNet Telekommunikation GmbH.

Additions in 2009 include 291 million euros of internally generated assets (312 million euros in 2008.  Further details are provided in the Note “Internally generated assets”). Other changes refer mainly to the entry in the scope of consolidation of Intelig Telecomunicações Ltda.

Industrial patents and intellectual property rights at December 31, 2009 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite period of time (amortized over the period of useful benefit, estimated in three years). They mainly refer to Telecom Italia S.p.A. (1,908 million euros) and the Brazil Business Unit (504 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2009 mainly refer to:

•

unamortized cost of telephone licenses (1,720 million euros for Telecom Italia S.p.A. and 899 million euros for the Brazil  Business Unit);

•

Indefeasible Rights of Use-IRU (195 million euros) referring mainly to the Telecom Italia Sparkle group companies (International Wholesale);

•

TV frequencies of the Media Business Unit (130 million euros).

The unamortized cost of telephone licenses totaling 2,619 million euros (amortized on a straight-line basis) refers to the following:

•

licenses of Telecom Italia S.p.A.:

-

UMTS, 1,700 million euros, including the ex-IPSE license for 89 million euros regarding the 2100 MHz frequency purchased in 2009, expiring 2021 (amortized over 18 years);

-

Wireless Local Loop, 8 million euros, expiring 2021 (amortized over 15 years);

-

Wi-Max, 12 million euros, expiring 2023 (amortized over 15 years);

•

licenses of the Tim Brasil group:

-

GSM  and 3G (UMTS), 819 million euros, expiring between 2012 and 2023 (amortized between 6-15 years);

-

TDMA, 70 million euros, expiring 2012  (amortized over approximately 14 years);

-

domestic and international fixed telephony and data transmission, 10 million euros, expiring between 2019 and 2027 (amortized over 20 years), mainly acquired through the consolidation of Intelig Telecomunicações Ltda.

Other intangible assets at December 31, 2009 mainly include 233 million euros for the capitalization of subscriber acquisition costs amortized over the minimum contract period (12 or 24 months) and relate to some sales campaigns of Telecom Italia S.p.A. (148 million euros) and the Brazil Business Unit (85 million euros).

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Amortization and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2009 and 2008 can be summarized as follows:

	12/31/2009
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	12,580	(14)	(10,057)	2,509
Concessions, licenses, trademarks and similar rights	5,066	(233)	(1,836)	2,997
Other intangible assets	609	-	(369)	240
Work in progress and advance payments	542	(6)		536
Total	18,797	(253)	(12,262)	6,282

	12/31/2008
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	13,635	(15)	(11,000)	2,620
Concessions, licenses, trademarks and similar rights	4,889	(241)	(1,560)	3,088
Other intangible assets	992		(702)	290
Work in progress and advance payments	505	(11)		494
Total	20,021	(267)	(13,262)	6,492

Impairment losses on “Concessions, licenses, trademarks and similar rights” basically refer to the Indefeasible Rights of Use (IRU) of the transmission capacity and cables relating to the international connections acquired by the Latin American Nautilus group.

Such impairments, principally relating to the years prior to 2004, were the result of the altered and shrunken market value of international broadband compared to the expectations anticipated at the historical date of those investments. Impairments decreased from 241 million euros to 233 million euros solely as a result of the translation of the U.S. dollar financial statements to euro.

The gross carrying amount of intangible assets principally comprises the reduction in the gross carrying amount and relative accumulated amortization taken up by Telecom Italia S.p.A. on “Industrial patents and intellectual property rights” for the retirement of software applications releases that are no longer in use or completely re-written or completely amortized for a total of approximately 3,000 million euros.

The change in the gross carrying amount and the relative accumulated amortization of other intangible assets is basically due to the accounting elimination of capitalized subscribers acquisition costs following the completion of the amortization process.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 7 – Tangible assets (owned and under finance leases)

►

Property, plant and equipment owned

Property, plant and equipment owned decreased 646 million euros compared to December 31, 2008. Details on the composition and movements during the year are as follows:

(millions of euros)	12/31/2007	Discontinued Operations(1)	Additions	Depreciation	Impairment losses/reversals	Disposals	Exchange differences	Other changes	12/31/2008

Land	131					(2)		(6)	123
Buildings (civil and industrial)	551		4	(43)		(1)	(9)	(9)	493
Plant and equipment	12,957	(129)	2,224	(2,850)		(6)	(279)	120	12,037
Manufacturing and distribution equipment	48		10	(23)				3	38
Ships	41			(8)					33
Other	965		303	(407)	(2)	(8)	(54)	60	857
Construction in progress and advance payments	791	(17)	223		(4)		(20)	(302)	671
Total	15,484	(146)	2,764	(3,331)	(6)	(17)	(362)	(134)	14,252

(1) This refers to Liberty Surf group.

(millions of euros)	12/31/2008	Discontinued Operations(2)	Additions	Depreciation	Impairment losses/reversals	Disposals	Exchange differences	Other changes	12/31/2009

Land	123					(1)		3	125
Buildings (civil and industrial)	493		5	(45)		(2)	8	52	511
Plant and equipment	12,037	(460)	1,853	(2,780)		(23)	325	510	11,462
Manufacturing and distribution equipment	38		7	(16)				2	31
Ships	33			(7)					26
Other	857	(31)	310	(328)		(15)	60	(235)	618
Construction in progress and advance payments	671	(18)	292		(5)	(20)	38	(125)	833
Total	14,252	(509)	2,467	(3,176)	(5)	(61)	431	207	13,606

(2) This refers to HanseNet Telekommunikation GmbH.

Additions in 2009 include 224 million euros of internally generated assets (194 million euros in 2008).  Further details are provided in the Note “Internally generated assets”.

Other changes in 2009 mainly refer to the entry in the scope of consolidation of Intelig Telecomunicações Ltda.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates for the years 2009 and 2008:

Buildings (civil and industrial)	3% - 4%
Plant and equipment	3% - 33%
Manufacturing and distribution equipment	20% - 25%
Ships	9%
Other	11% - 33%

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2009 and 2008 can be summarized as follows:

	12/31/2009
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	125			125
Buildings (civil and industrial)	1,372	(1)	(860)	511
Plant and equipment	60,956	(66)	(49,428)	11,462
Manufacturing and distribution equipment	305	(1)	(273)	31
Ships	143	(11)	(106)	26
Other	3,630	(8)	(3,004)	618
Construction in progress and advance payments	845	(12)		833
Total	67,376	(99)	(53,671)	13,606

	12/31/2008
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	123			123
Buildings (civil and industrial)	1,291	(1)	(797)	493
Plant and equipment	58,999	(70)	(46,892)	12,037
Manufacturing and distribution equipment	422	(1)	(383)	38
Ships	143	(11)	(99)	33
Other	3,882	(8)	(3,017)	857
Construction in progress and advance payments	678	(7)		671
Total	65,538	(98)	(51,188)	14,252

►

Assets held under finance leases

Assets held under finance leases decreased 114 million euros compared to December 31, 2008. Details on the composition and movements during the year are as follows:

(millions of euros)	12/31/2007	Discontinued Operations	Additions	Depreciation	Other changes	12/31/2008

Buildings (civil and industrial)	1,361		21	(104)	24	1,302
Plant and equipment	-		40	(3)		37
Aircraft	6			(3)		3
Other	30		3	(17)		16
Construction in progress and advance payments	53		23		(24)	52
Total	1,450	-	87	(127)	-	1,410

(millions of euros)	12/31/2008	Discontinued Operations(2)	Additions	Depreciation	Other changes	12/31/2009

Buildings (civil and industrial)	1,302		30	(109)	23	1,246
Plant and equipment	37	(37)				-
Aircraft	3			(3)		-
Other	16		3	(12)		7
Construction in progress and advance payments	52		26		(35)	43
Total	1,410	(37)	59	(124)	(12)	1,296

(2) This refers to HanseNet Telekommunikation GmbH.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2009 and 2008 can be summarized as follows:

	12/31/2009
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,068	(27)	(795)	1,246
Plant and equipment	-		-	-
Aircraft	30		(30)	-
Other	70		(63)	7
Construction in progress and advance payments	43			43
Total	2,211	(27)	(888)	1,296

	12/31/2008
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,015	(27)	(686)	1,302
Plant and equipment	49		(12)	37
Aircraft	30		(27)	3
Other	170		(154)	16
Construction in progress and advance payments	52			52
Total	2,316	(27)	(879)	1,410

At December 31, 2009 and 2008, lease payments due in future years and their present value are as follows:

	12/31/2009		12/31/2008
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Minimum lease payments

Within 1 year	231	219	219	218
From 2 to 5 years	809	614	789	632
After 5 years	1,262	636	1,434	737
Total	2,302	1,469	2,442	1,587

(millions of euros)	12/31/2009	12/31/2008

Future net minimum lease payments	2,302	2,442
Interest portion	(833)	(855)
Present value of lease payments	1,469	1,587
Finance lease liabilities	1,815	1,987
Financial receivables for lessors’ net investments	(346)	(400)
Total net finance lease liabilities	1,469	1,587
Note 8 – Other non-current assets

Other non-current assets decreased 1,225 million euros compared to December 31, 2008 and include:

(millions of euros)	12/31/2009	of which Financial Instruments	12/31/2008	of which Financial Instruments

Investments accounted for using the equity method:
Associates	351		435
Joint ventures	84		61
	435		496

Other investments	53	53	57	57
Securities, financial receivables and other non-current financial assets:
Securities other than investments	15	15	15	15
Financial receivables and other non-current financial assets	1,092	1,092	2,648	2,648
	1,107	1,107	2,663	2,663

Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	385	280	170	99
Medium/long-term prepaid expenses	508		524
	893	280	694	99

Deferred tax assets (*)	1,199		1,002
Total	3,687	1,440	4,912	2,819

(*) Analyzed in the Note “Deferred tax assets and deferred tax liabilities”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Investments in associates accounted for using the equity method are detailed as follows:

(millions of euros)	12/31/2007	Investments	Sales and reimbursements of capital	Valuation using equity method	Reclassifications and other changes	12/31/2008

ETECSA	297			16		313
Italtel Group	43			(4)		39
Tiglio I	60			(6)		54
Tiglio II	4			-		4
Other	42		(2)	(6)	(9)	25
Total	446	-	(2)	-	(9)	435

(millions of euros)	12/31/2008	Investments	Sales and reimbursements of capital	Valuation using equity method	Reclassifications and other changes	12/31/2009

ETECSA	313			(24)		289
Italtel Group	39				(39)	-
Tiglio I	54		(7)	(10)		37
Tiglio II	4	3		(6)		1
Other	25	2		(3)		24
Total	435	5	(7)	(43)	(39)	351

Investments in associates accounted for using the equity method decreased due to the reclassification of the Italtel Group (39 million euros) to other investments since the shareholders’ agreements ended at the close of 2008 and were not renewed.

The value of the investment in ETECSA includes 64 million euros of residual goodwill which arose when the company was acquired and is the difference between the investment value and corresponding share of net equity. Furthermore, “Exchange differences on translating foreign operations” in the “Equity attributable to owners of the Parent” include a cumulative negative amount of 92 million euros relating to ETECSA.

“Investments accounted for using the equity method” comprise the share of profits (losses) for the year and exchange differences on translating the financial statements of foreign operations. The main impact on the 2009 separate consolidated income statement relating only to the share of profits and losses specifically came from ETECSA (positive for 54 million euros), Tiglio I and Tiglio II (negative for 16 million euros) and other companies (negative for 3 million euros); the impact in 2008 related to ETECSA (positive for 53 million euros), Tiglio I and Tiglio II (negative for 6 million euros) and other companies (negative for 7 million euros).

Aggregate 2009 and 2008 data relating to the major associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The share of profits (losses) for the year refers, for consolidated groups, to the Parent and Non-controlling interests.

(millions of euros)	2009	2008

Total assets	613	868
Total liabilities	317	480
Revenues	178	260
Profits (losses) for the year	39	41

Investments in joint ventures accounted for using the equity method include the investments in Sofora Telecomunicaciones S.A. and Consorzio Tema Mobility in which 50% stakes are held. The value of the investment in Sofora Telecomunicaciones S.A. increased from 60.6 million euros to 83.3 million euros as a result of the share of the 2009 result (32 million euros) net of the negative change (10 million euros) of the exchange differences on translating foreign operations (negative for 17 million euros at December 31, 2009, negative for 7 million euros at December 31, 2008).

The most significant aggregate 2009 and 2008 data, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The share of profits (losses) for the year refers, for consolidated groups, to the Parent and Non-controlling interests.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

	2009			2008
	Data of joint ventures		Telecom Italia Group’s share 50%	Data of joint ventures		Telecom Italia Group’s share 50%
(millions of euros)	Sofora group	Other companies		Sofora group	Other companies

Non-current assets	1,404		702	1,458		729
Current assets	669	1	335	681	1	341
Total assets	2,073	1	1,037	2,139	1	1,070
Non-current liabilities	382		191	570		285
Current liabilities	900		450	937		468
Total liabilities	1,282		641	1,507		753
Revenues	2,347		1,173	2,283		1,142
EBITDA	719		359	674		337
Operating profit (EBIT)	505		253	407		204
Profit before taxes	410		205	315		157
Profit (loss) for the year	253		127	195		98
- Attributable to Non-controlling interests	188		95	147		74
- Attributable to owners of the Parent	65		32	48		24

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Other investments refer to the following:

(millions of euros)	12/31/2007	Investments	Sales and reimbursements of capital	Valuation at fair value	Reclassifications and other changes	12/31/2008

Assicurazioni Generali	5			(2)		3
Dahlia TV		5				5
Fin.Priv.	15					15
New Satellite Radio	7					7
Sia – SSB	11					11
Other	19	1	(1)		(3)	16
Total	57	6	(1)	(2)	(3)	57

(millions of euros)	12/31/2008	Investments	Sales and reimbursements of capital	Valuation at fair value	Reclassifications and other changes	12/31/2009

Assicurazioni Generali	3			-		3
Dahlia TV	5					5
Fin.Priv.	15			3		18
Italtel Group					-	-
New Satellite Radio	7				(7)	-
Sia – SSB	11					11
Other	16	1	(1)			16
Total	57	1	(1)	3	(7)	53

The 19.37% investment in Italtel Group (39 million euros at December 31, 2008) has been reclassified from investments in associates to other investments recorded at cost. The value was written off on the basis of a valuation supported by a specific report on its estimated value, conducted by an independent appraiser.

Financial receivables and other non-current financial assets are composed as follows:

(millions of euros)	12/31/2009	12/31/2008

Financial receivables for lessors’ net investments	228	257
Loans to employees	54	59
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	792	2,310
Other financial receivables	18	22
Total	1,092	2,648

Financial receivables for lessors’ net investments refer to:

•

Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•

medium/long-term portion of contracts which provide for the sale, under finance leases, of assets to customers which the Group has available under finance leaseback contracts, with the rendering of accessory services under the “full rent” formula.

The total amount (non-current and current portion) of these receivables is as follows:

(millions of euros)	12/31/2009	12/31/2008

Non-current portion	228	257
Current portion	118	143
Total	346	400

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-mark component.

Additional information is provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets amount to 893 million euros (694 million euros at December 31, 2008).

They include, among others:

•

the fair value of the two call options on 50% of Sofora Telecomunicaciones S.A. share capital for 130 million euros (70 million euros at December 31, 2008);

•

medium/long-term prepaid expenses of 508 million euros (524 million euros at December 31, 2008) relating to the deferral of costs in connection with the recognition of revenues.

Note 9 – Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

(millions of euros)	12/31/2009	12/31/2008

Deferred tax assets	1,199	1,002
Deferred tax liabilities	(160)	(386)
Total	1,039	616

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

(millions of euros)	12/31/2009	12/31/2008

Deferred tax assets	1,308	1,194
Deferred tax liabilities	(269)	(578)
Total	1,039	616

The change in deferred tax assets and liabilities is a positive 423 million euros and is due to:

•

reclassification of the deferred net tax liabilities of HanseNet to Non-current assets held for sale (+9 million euros);

•

utilizations and new accruals of deferred tax assets and liabilities which have given rise to a tax benefit in the income statement for the year ended December 31, 2009 (+31 million euros);

•

tax effect taken directly to equity in 2009, mainly referring to the fair value adjustment to derivatives (+367 million euros);

•

positive exchange difference (+16 million euros).

Upon presentation of the tax return for the year 2008, the Parent, Telecom Italia, took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fall under the “derivation regime” and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 dated November 29, 2008; this realignment - which provides for the reabsorption of the relative net deductible differences over five years starting in 2009 in equal amounts – will result in an absorption of net deferred tax assets of approximately 60 million euros per year over the next four years.

The temporary differences which make up this line item at December 31, 2009 and 2008 are the following:

(millions of euros)	12/31/2009	12/31/2008

Deferred tax assets:
- Derivatives	321	201
- Provision for bad debts	208	187
- Provisions for risks and charges	148	169
- Sale and leaseback transactions on properties	117	144
- Provision for pension fund integration (Law 58/92)	73	103
- Tax loss carryforwards	104	80
- Provision for restoration costs	53	67
- Recognition of revenues	65	76
- Capital grants	17	25
- Unrealized intragroup gains	10	15
- Impairment losses on investments and other	6	4
- Taxed amortization and depreciation	134	78
- Other deferred tax assets	52	45
Total	1,308	1,194
Deferred tax liabilities:
- Derivatives	(97)	(339)
- Business combinations	(25)	(52)
- Deferred gains	(19)	(47)
- Accelerated depreciation	(38)	(38)
- Discounting of provision for employee severance indemnities	(31)	(37)
- Bonds	(16)	(12)
- Other deferred tax liabilities	(43)	(53)
Total	(269)	(578)
Total net deferred tax assets (liabilities)	1,039	616

At December 31, 2009, the Group has unused tax loss carryforwards for 5,777 million euros, mainly referring to certain foreign companies such as the Tim Brasil group, the Latin American Nautilus group and the companies Telecom Italia Sparkle Luxembourg, Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euros)

2010	231
2011	175
2012	18
2013	10
2014	11
Expiration after 2014	16
Without expiration	5,316
Total unused tax loss carryforwards	5,777

Tax loss carryforwards which are considered in the calculation of deferred tax assets amount to 367 million euros at December 31, 2009 (279 million euros at December 31, 2008) and mainly refer to the TIM Brasil group, the LAN group and the company Telecom Italia International.

Instead, deferred tax assets of 1,686 million euros (1,525 million euros at December 31, 2008) have not been recognized on 5,410 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2009, deferred taxes have not been recognized on tax-suspended reserves and undistributed earnings of subsidiaries and associates, subject to taxation in the event of distribution or utilization, in that their distribution or utilization is not foreseen.

Note 10 – Inventories

Inventories increased 29 million euros compared to December 31, 2008. The composition is as follows:

(millions of euros)	12/31/2009	12/31/2008

Raw materials and supplies	7	7
Work in progress and semifinished products	4	7
Finished goods	397	365
Total	408	379

Inventories particularly refer to Telecom Italia S.p.A. for 167 million euros (115 million euros at December 31, 2008) and the companies in the Brazil Business Unit for 162 million euros (169 million euros at December 31, 2008). They mainly consist of equipment, handsets and relative fixed-line and mobile telecommunications accessories. Another 56 million euros (71 million euros at December 31, 2008) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

Inventories written down in 2009 total 29 million euros (24 million euros in 2008) and mainly relate to the adjustment of mobile handsets to estimated realizable value.

No inventories are pledged as collateral.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 11 – Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased 639 million euros compared to December 31, 2008 and are composed of the following:

(millions of euros)	12/31/2009	of which Financial Instruments	12/31/2008	of which Financial Instruments

Amounts due on construction contracts	25		26

Trade receivables:
Receivables from customers	4,440	4,440	4,780	4,780
Receivables from other telecommunications operators	1,688	1,688	1,693	1,693
	6,128	6,128	6,473	6,473

Miscellaneous receivables and other current assets:
Other receivables	914	247	1,198	510
Trade and miscellaneous prepaid expenses	395		404
	1,309	247	1,602	510

Total	7,462	6,375	8,101	6,983

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Please note the following analyses present the ageing of the Financial Instruments enclosed between trade and miscellaneous Receivables and other current assets at December 31, 2009 and December 31, 2008.

			Overdue
(millions of euros)	12/31/2009	current	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	6,375	4,877	467	201	218	612
			Overdue
(millions of euros)	12/31/2008	current	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	6,983	5,261	439	333	259	691

Please note the significant reduction in the oldest overdue categories; in particular, the contraction in receivables overdue more than 365 days is also due to the closing of disputes with other operators.

Trade receivables amount to 6,128 million euros (6,473 million euros at December 31, 2008) and are net of the provision for bad debts of 976 million euros (828 million euros at December 31, 2008).

Trade receivables specifically refer to Telecom Italia S.p.A. (4,553 million euros) and the Brazil Business Unit (999 million euros).

Trade receivables include 26 million euros (18 million euros at December 31, 2008) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use – IRU.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Movements in the provision for bad debts are as follows:

(millions of euros)	2009	2008

At January 1	828	1,064
Discontinued operations	(48)	(12)
Accruals charged to income statement	449	585
Utilization	(434)	(776)
Exchange differences and other movements	181	(33)
At December 31	976	828

The provision relates to individual writedowns for 461 million euros (437 million euros at December 31, 2008) and general writedowns for 515 million euros (391 million euros at December 31, 2008).

Accruals are made for specific credit positions with particular risks. Amounts accrued in respect of receivable positions without such features are effected on the basis of the average estimated uncollectibility by customer segment.

Other changes refer mainly to the entry in the scope of consolidation of Intelig Telecomunicações Ltda.

Other receivables amount to 914 million euros (1,198 million euros at December 31, 2008) and are net of a provision for bad debts of 74 million euros (60 million euros at December 31, 2008).  Details are as follows:

(millions of euros)	12/31/2009	12/31/2008

Advances to suppliers	72	99
Receivables from employees	27	27
Tax receivables	378	239
Sundry receivables	437	833
Total	914	1,198

Sundry receivables mainly include:

•

receivables from factoring companies (113 million euros);

•

receivable for the Italian Universal Service (53 million euros);

•

receivables from the Italian state and the European Union (30 million euros) for grants regarding research and training projects.

Trade and miscellaneous prepaid expenses principally pertain to building leases, rentals and maintenance as well as the deferral of costs referring to the recognition of revenues.

Note 12 – Current income tax receivables

Current income tax receivables amount to 79 million euros (73 million euros at December 31, 2008) and mainly include the receivables of the Tim Brasil Group companies (59 million euros), as well as IRES and IRAP taxes paid in 2009 by Telecom Italia Sparkle in excess of the current IRES and IRAP taxes due (14 million euros).

Note 13 – Investments (current assets)

Investments (current assets) amount to 39 million euros and refer to the investment held in Entel Bolivia S.A., classified as an available-for-sale financial asset under current assets starting in 2008 after the Bolivian government issued a decree on May 1, 2008 calling for the nationalization of the company’s shares.

Further details on the nationalization of Entel Bolivia and the resulting dispute with the Bolivian Government is provided in the Note “Contingent assets and liabilities, commitments and guarantees”.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 14 – Securities other than investments (current assets)

Securities other than investments (current assets) increased 1,658 million euros compared to December 31, 2008. The composition is as follows:

(millions of euros)	12/31/2009	12/31/2008

Held-to-maturity financial assets
• Unlisted securities other than investments held-to-maturity	-	-
Available-for-sale financial assets
• Listed securities other than investments available-for-sale, due after three months	1,093	74
Financial assets at fair value through profit or loss
• Listed securities other than investments held for trading	750	111
Total	1,843	185

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

“Listed securities other than investments available-for-sale, due after three months” include 900 million euros (nominal value) of Italian Treasury Bills (with an A rating by S&P’s) and 112 million euros (nominal value) of bonds issued by counterparts with at least a BBB rating and with different maturity dates and all actively traded, therefore, readily convertible into cash.

“Listed securities other than investments held for trading” refer to investments in a Belgian-registered monetary SICAV for 350 million euros (111 million euros at December 31, 2008) with at least an A rating by S&P’s, 200 million euros in a monetary fund and 200 million euros in a government fund, both with AAA ratings by S&P’s, and managed by a leading international credit institution.

Note 15 – Financial receivables and other current financial assets

Financial receivables and other current financial assets increased 624 million euros compared to December 31, 2008. Details are as follows:

(millions of euros)	12/31/2009	12/31/2008

Financial receivables for lessors’ net investments	118	143
Receivables from employees	9	13
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	310	180
Non-hedging derivatives	32	122
Other short-term financial receivables	646	33
Total	1,115	491

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Financial receivables for lessors’ net investments refer to:

•

the current portion of Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

•

the current portion of contracts which provide for the sale, under finance leases, of assets to customers which the Group has available under finance leaseback contracts, with the rendering of accessory services under the “full rent” formula.

Hedging derivatives relating to hedged items classified as current assets of a financial nature refer to accrued income on the derivatives.  Further details are provided in the Note “Derivatives”.

Other short-term financial receivables include 638 million euros of loans made by Group companies to HanseNet Telekommunikation, and fully repaid upon the disposal of the company which occurred on February 16, 2010.

Note 16 – Cash and cash equivalents

Cash and cash equivalents increased 88 million euros compared to December 31, 2008. Details are as follows:

(millions of euros)	12/31/2009	12/31/2008

Liquid assets with banks, financial institutions and post offices	4,613	4,418
Checks, cash and other receivables and deposits for cash flexibility	1	9
Receivables from the sale of securities convertible (to cash within 3 months)	-	493
Securities other than investments (due within 3 months)	890	496
Total	5,504	5,416

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The different technical forms used for the investments of liquidity as of December 31, 2009 can be analyzed as follows:

•

maturities: all deposits have a maximum maturity date of one month;

•

counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least A;

•

country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) include 20 million euros (100 million euros at December 31, 2008) of euro commercial paper, maturing within 3 months, with issuers that all have A- ratings, and 857 million euros (391 million euros at December 31, 2008) of Brazilian certificates of deposit (Certificado de Depósito Bancário) with maturities within 3 months, from local banking and financial institutions with at least an A rating.

Note 17 – Discontinued operations/Non-current assets held for sale

In the statement of financial position at December 31, 2009, the line items “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” include the data of HanseNet Telekommunikation GmbH. At December 31, 2008, “Discontinued operations/Non-current assets held for sale” had included the investments in Luna Rossa Challenge 2007 and Luna Rossa Trademark, both disposed of during 2009, the total value of which was 9 million euros.

In the income statements and the statements of cash flows for the years 2009 and 2008, the respective line items “Profit (loss) from Discontinued operations/Non-current assets held for sale” and “Cash flows from (used in) Discontinued operations/non-current assets held for sale” refer to HanseNet. In 2008, such line items had also included Liberty Surf group’s contribution on consolidation and the effects of the relative sale, which took place in August 2008.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

►

Sale agreements for in 2009

HanseNet Telekommunikation GmbH

In keeping with the focus on the core markets as announced in December 2008, the board of directors’ meeting held on November 5, 2009 approved the disposal of HanseNet Telekommunikation GmbH to Telefónica group. HanseNet (a wholly-owned subsidiary of Telecom Italia S.p.A. through its holding Telecom Italia Deutschland Holding GmbH) is an operator in the retail broadband market in Germany.

The competitive scenario of the German broadband market and its future prospects, given the size and infrastructural features of competitors, would have made it difficult for the company to acquire a strategic positioning that would be successful in the long term in the absence of huge investments with an uncertain return. For this reason, therefore, the disposal responds to the strategic rationale of financial discipline aimed at strengthening cash flows, with focus on the core markets.

The consideration on the sale negotiated by management of the Company was based on an enterprise value of 900 million euros.

The estimated economic impact of the sale, based on the enterprise value, was recorded in full in the consolidated financial statements at December 31, 2009.

Specifically, the transaction resulted in a negative impact on the consolidated result equal to 597 million euros including the goodwill impairment loss on the company of 558 million euros and also transaction costs and accruals to provisions.

The sale was concluded on February 16, 2010.

►

Divestitures in 2008

Liberty Surf group

On August 26, 2008, the Group finalized the sale to Iliad S.A. of the entire investment held by Telecom Italia in Liberty Surf Group S.A.S., the Internet Service Provider operating in France mainly with Telecom Italia’s Alice brand.

In accordance with post-closing contractual price adjustment mechanisms, on November 14, 2008, a Settlement Agreement was signed on the basis of which Telecom Italia paid Iliad a total amount of 10 million euros for the post-closing price adjustment based on the net financial position and the number of customers at the closing date.

The effects of the sale on the consolidated financial statements at December 31, 2008, calculated on the basis of the enterprise value of the sale, equal to 800 million euros less 10 million euros relating to the adjusted post-closing price and a Net financial debt of the company estimated at the time of sale at approximately 300 million euros, was:

-

a reduction in net financial debt of the Telecom Italia Group of 744 million euros, including the deconsolidation of the net financial debt of the subsidiary sold;

-

a positive impact on the separate consolidated income statement of 160 million euros, net of transaction costs.

Furthermore, at the time of sale, on August 26, 2008, a contract was signed for the supply of technical services to Liberty Surf group by Telecom Italia S.p.A. under which Telecom Italia agreed to supply IT and network services and technical support for the migration of the customer base. The annual fee to which Telecom Italia is entitled is 15 million euros and the contract period is 12 months and can be extended to 18 months.

***

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

In the consolidated statement of financial position, the “Discontinued operations /Non-current assets held for sale” and the “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” can be represented as follow:

(millions of euros)	2009	2008

Discontinued operations/ Non-current assets held for sale
of a financial nature	81	-
of a non-financial nature	1.152	9
Total	1.233	9
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	659	-
of a non-financial nature	308	-
Total	967	-

The assets of a financial nature are detailed as follow:
(millions of euros)	2009	2008

Non-current financial assets	-	-
Current financial assets	81	-
Total	81	-

The assets of a non-financial nature are detailed as follow:
(millions of euros)	2009	2008

Non-current assets	980	-
Current assets	172	9
Total	1.152	9

Non-current assets includes the remaining goodwill attributed to HanseNet, equal to 103 millions euros.

The liabilities of a financial nature are detailed as follow:
(millions of euros)	2009	2008

Non-current financial liabilities	203	-
Current financial liabilities	456	-
Total	659	-

The liabilities of a non-financial nature are detailed as follow:
(millions of euros)	2009	2008

Non-current liabilities	39	-
Current liabilities	269	-
Total	308	-

***

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The impact on the separate consolidated income statement in the line item “Discontinued operations/Non-current assets held for sale” can be represented as follows:

(millions of euros)		2009	2008

Economic impact from Discontinued operations/Non-current assets held for sale:
Revenues		1,161	1,500
Other income		2	24
Operating expenses		(898)	(1,330)
Amortization and depreciation, capital gains (losses) and impairment losses on non-current assets		(271)	(346)
Impairment loss of HanseNet goodwill		(558)	(21)
EBIT		(564)	(173)
Finance income (expenses)		(24)	(61)
Loss before tax from Discontinued operations/Non-current assets held for sale		(588)	(234)
Income tax expense		7	36
Loss after tax from Discontinued operations/Non-current assets held for sale	(A)	(581)	(198)
Economic effect on the selling companies:
Net gain in connection with the sale of Liberty Surf		-	160
Accruals made in respect of Discontinued operations/Non-current assets held for sale		(41)	(1)
	(B)	(41)	159
Loss from Discontinued operations/Non-current assets held for sale	(A+B)	(622)	(39)

The impact on the income statement refers to the following companies sold:

(millions of euros)	2009	2008

HanseNet	(620)	(10)
Tim Hellas	-	(1)
Liberty Surf group	-	(28)
Gruppo Buffetti	(2)	-
Total	(622)	(39)

In the statement of cash flows, net cash flows expressed in terms of the contribution on consolidation of “Discontinued operations/Non-current assets held for sale” is as follows:

(millions of euros)	2009	2008

Cash flows from operating activities
HanseNet	211	145
Liberty Surf group	-	(139)
Total	211	6

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

(millions of euros)	2009	2008

Cash flows from investing activities
HanseNet	(144)	(204)
Liberty Surf group	-	(175)
Total	(144)	(379)

(millions of euros)	2009	2008

Cash flows from financing activities
HanseNet	(6)	28
Liberty Surf group	-	304
Total	(6)	332

(millions of euros)	2009	2008

Discontinued operations/Non-current assets held for sale:
Cash flows from operating activities	211	6
Cash flows from investing activities	(144)	(379)
Cash flows from financing activities	(6)	332
Total	61	(41)

Note 18 – Equity

Equity includes:

(millions of euros)	12/31/2009	12/31/2008

Equity attributable to owners of the Parent	25,952	25,598
Equity attributable to Non-controlling interests	1,168	730
Total	27,120	26,328

The composition of the Equity attributable to owners of the Parent is the following:

(millions of euros)		12/31/2009		12/31/2008

Share capital		10,585		10,591
Paid-in capital		1,689		1,689
Sundry reserves and retained earnings (accumulated losses), including profit for the year		13,678		13,318
- Reserve for available-for-sale financial assets	(4)		(22)
- Reserve for cash flow hedges	(494)		441
- Reserve for exchange differences on translating foreign operations	983		255
- Other gains (losses) of associates and joint ventures accounted for using the equity method	(110)		(39)
- Other reserves and retained earnings (accumulated losses), including profit for the year	13,303		12,683
Total		25,952		25,598

Movements in Share capital during 2009 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2008 and December 31, 2009

(number of shares of par value 0.55 euros)		At 12/31/2008	Share issue following bond conversion/ Purchase of treasury shares	At 12/31/2009	% of share capital

Ordinary shares issued	(A)	13,380,795,473	111,466	13,380,906,939	68.95
less: treasury shares	(B)	(150,816,387)	(11,400,000)	(162,216,387)
Ordinary shares outstanding	(C)	13,229,979,086	(11,288,534)	13,218,690,552

Savings shares issued and outstanding	(D)	6,026,120,661		6,026,120,661	31.05

Total Telecom Italia S.p.A. shares issued	(A+D)	19,406,916,134	111,466	19,407,027,600	100
Total Telecom Italia S.p.A. shares outstanding	(C+D)	19,256,099,747	(11,288,534)	19,244,811,213

Reconciliation between the value of shares outstanding at December 31, 2008 and December 31, 2009

(millions of euros)		Share capital at 12/31/2008	Change in share capital as a result of treasury share buybacks	Share capital at 12/31/2009

Ordinary shares issued	(A)	7,360	°	7,360
less: treasury shares	(B)	(83)	(6)	(89)
Ordinary shares outstanding	(C)	7,277	(6)	7,271

Savings shares issued and outstanding	(D)	3,314		3,314

Total Telecom Italia S.p.A. share capital issued	(A+D)	10,674	°	10,674
Total Telecom Italia S.p.A. share capital outstanding	(C+D)	10,591	(6)	10,585

In March 2009, Telecom Italia purchased 11,400,000 ordinary shares to service the stock option plan reserved for Executive Officers of Telecom Italia, “Stock Option Plan Top 2008”, approved by the shareholders’ meeting held on April 14, 2008.

The total amount of ordinary treasury shares at December 31, 2009 for 508 million euros was recorded for the part relating to the par value (89 million euros) as a deduction from share capital issued and, for the remaining amount, as a deduction from other reserves.

***

►

Share capital information

The ordinary and savings shares of the Company are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an efficient access to external sources of financing (taking advantage of the best opportunities offered in the euro, U.S. dollar and Pound sterling financial markets to minimize costs) and an efficient process of renegotiating maturities aimed at reducing the refinancing risk.

The remuneration of risk capital is proposed by the board of directors to the shareholders’ meeting which meets to approve the annual financial statements based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

►

Rights of savings shares

The rights of savings shares are indicated below:

•

the profit shown in the duly approved financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

•

if in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•

upon the wind-up of Telecom Italia S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital for the entire par value;

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

***

Other reserves and retained earnings (accumulated losses), including profit for the year comprise:

-

The Reserve for available-for-sale financial assets shows a negative balance of 4 million euros at December 31, 2009, increasing 18 million euros compared to December 31, 2008.  It includes unrealized losses relating to the investment in Assicurazioni Generali (-1 million euros) and unrealized gains relating to the investment in Fin.Priv. (3 million euros) by the Parent, Telecom Italia, as well as unrealized losses on the securities portfolio of Telecom Italia Finance (-12 million euros) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent,

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Telecom Italia (6 million euros).  This reserve is net of deferred tax liabilities of 2 million euros (at December 31, 2008, it was net of deferred tax liabilities of 6 million euros).

-

The Reserve for cash flow hedges shows a negative balance of 494 million euros at December 31, 2009, decreasing 935 million euros compared to December 31, 2008. This reserve is net of deferred tax assets of 183 million euros (at December 31, 2008, it was net of deferred tax liabilities of 180 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements.

-

The Reserve for exchange differences on translating foreign operations shows a positive balance of 983 million euros at December 31, 2009, increasing 728 million euros compared to December 31, 2008. This mainly refers to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit.

-

Other gains (losses) of associates and joint ventures accounted for using the equity method show a negative balance of 110 million euros at December 31, 2009, increasing 71 million euros compared to December 31, 2008. They mainly refer to the reserve for exchange differences on translating to euros the Telecom Italia Group’s share of the equity of the investments in ETECSA Cuba and Sofora Telecomunicaciones.

-

Other reserves and retained earnings (accumulated losses), including profit for the year amount to 13,303 million euros, increasing 620 million euros compared to December 31, 2008.  The change is mainly due to the sum of the following:

-

dividends approved for 1,029 million euros (1,609 million euros in 2008);

-

the profit for the year attributable to owners of the Parent, equal to 1,581 million euros (2,177 million euros in 2008);

-

the capital gain of 47 million euros (described in detail in the Note “Business combinations”), due to the partial sale (without loss of control) of the investment in TIM Participações in order to acquire control of Intelig Telecomunicações Ltda.

Equity attributable to Non-controlling interests amounts to 1,168 million euros, increasing 438 million euros compared to December 31, 2008, and is represented by the sum of:

-

dividends approved (24 million euros);

-

the profit for the year attributable to Non-controlling interests of 15 million euros (1 million euros in 2008);

-

the positive change in the “Reserve for exchange differences on translating foreign operations” (237 million euros);

-

the positive effect, for a total of 248 million euros, relating to Intelig Telecomunicações Ltda (99 million euros) and the change in the percentage ownership of TIM Participações (149 million euros, of which 39 million euros relates to the corresponding share of the “Reserve for exchange differences on translating foreign operations”).

The line item consists principally of the equity attributable to the Non-controlling interests of the companies of the Brazil Business Unit and the Media Business Unit.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

►

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options of the stock option plans still outstanding at December 31, 2009:

	Number of maximum shares issuable	Nominal value (thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per share (euros)

Additional capital increases approved (ord. sh.)

Stock Option Plan 2002 Top	5,941,567	3,268	13,298	2.788052
Stock Option Plan 2002	17,153,847	9,434	40,675
of which grants March 2002	16,929,390	9,311	40,258	2.928015
grants August 2002	224,457	123	417	2.409061
Stock Option Plans 2003-2005 – ex-TIM	1,212,557	667	2,887	2.788052
Total additional capital increases approved (ord. sh.)	24,307,971	13,369	56,860	2.930636
Additional capital increases not yet approved (ord. sh.)	1,600,000,000	880,000

At December 31, 2009, there were still 484,600,157 bonds outstanding of “Telecom Italia 1.5% 2001-2010 convertible with repayment premium” that were no longer convertible from the date of December 16, 2009. Specifically, the shares on the last bond conversion requests received by December 15, 2009 were made available to those entitled on December 30, 2009. The remaining 484,600,157 bonds outstanding at December 31, 2009, although no longer convertible, were repaid on January 1, 2010, with a one-time payment made on January 4, 2010.

Further details on stock option plans are provided in the Note “Stock option and Performance Share Granting plans”.

With regard to the additional capital increases not yet approved, the shareholders’ meeting held on April 8, 2009 granted the directors the right (which, to date, has not been exercised), for a maximum period of five years beginning April 8, 2009, to increase against payment, at one or more times, share capital for a maximum nominal amount of 880,000,000 euros, through the issue, with or without paid-in capital, of a maximum of 1,600,000,000 ordinary shares of par value 0.55 euros each:

(i)

to be offered as option rights to those entitled in whole or in part,

(ii)

to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall fix the subscription price (including any paid-in-capital) and establish a specific deadline for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

►

Authorizations for the issue of convertible bonds and the purchase of treasury shares

The board of directors of Telecom Italia S.p.A. has the right to issue, at one or more times and for five years, starting April 8, 2009, bonds convertible into ordinary shares, to be offered as option rights to those entitled, for

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

a maximum nominal amount of 1,000,000,000 euros.

At December 31, 2008, Telecom Italia S.p.A. held 26,272,014 treasury shares, of which 25,000,000 were purchased to service the plan for granting free Telecom Italia S.p.A. ordinary shares to resources who hold key roles as employees or collaborators of Telecom Italia S.p.A. or subsidiaries (“Performance Share Granting Plan”), as part of the first tranche of the treasury share buyback program announced on August 8, 2008.

Between March 17 and March 31, 2009, Telecom Italia S.p.A. purchased 11,400,000 ordinary shares to service the stock option plan reserved for executive officers of Telecom Italia S.p.A., “Stock Option Plan Top 2008”, as part of the second tranche of the treasury share buyback program announced on August 8, 2008.

The Telecom Italia S.p.A. shareholders’ meeting held on April 14, 2008, in fact, had passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders’ resolution, the purchase of Telecom Italia S.p.A. ordinary shares, at one or more times and at any date, for a maximum of 11,400,000 ordinary shares and thus up to 0.059% of share capital.

This authorization for the purchase of treasury shares, in effect until October 14, 2009, was in relation to the implementation, approved by the board of directors in its meeting held on April 15, 2008, of the stock option plan reserved for the executive officers of Telecom Italia S.p.A. approved by the same ordinary shareholders’ meeting held on April 14, 2008.

As decided by the board of directors in its meeting held on August 8, 2008, the unit price for the purchases was   between a minimum and a maximum corresponding to the weighted average trading prices of ordinary shares registered by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of purchase, respectively decreased or increased by 10%. The purchase of the treasury shares in any case took place within the limits of the unrestricted reserves, as shown in the most recent financial statements approved at the time the purchase was carried out. The purchases were made on regulated markets, according to the manner allowed by the regulations and laws in force.

As a result of these purchases, the authorization for the buyback of treasury shares approved by the shareholders’ meeting held on April 14, 2008 was completely used and the treasury share buyback Program announced on August 8, 2008 ended.

As of the date of December 31, 2009, the Telecom Italia Group holds 162,216,387 treasury shares, of which 37,672,014 are held through the Parent, Telecom Italia, and 124,544,373 through Telecom Italia Finance.

With regard to these latter shares, dividends equal to 5 million euros, relating to 99,936,853 ordinary shares deposited at Lehman Brothers International (Europe) in administration ("LBIE"), are yet to be collected and are recorded as a receivable from LBIE.

When the Lehman Brothers bankruptcy was announced, the Telecom Italia S.p.A. shares had been deposited at LBIE under a custody contract. Owing to the complexity of the liquidation procedures these shares are still held under custody and the relative dividends have been collected by LBIE.

Actions to obtain the restitution of the shares and the receipt of the relative dividends are in progress but the time involved cannot currently be quantified.

***

On the basis of the motion put forward by the board of directors’ meeting held on April 12, 2010, the profit for the year 2009 shown in the financial statements of the Parent, Telecom Italia S.p.A. shall be appropriated as dividends for 1,035 million euros for distribution to the shareholders as follows:

-

0.050 euros for each ordinary share,

-

0.061 euros for each savings share,

gross of withholdings as established by law; undistributed profit will be appropriated to retained earnings.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 19 – Financial liabilities (current and non-current)

Financial liabilities are composed as follows:

(millions of euros)	12/31/2009	12/31/2008

Financial payables (medium/long-term):
Bonds	26,369	25,139
Convertible bonds	-	541
	26,369	25,680
Amounts due to banks	5,308	5,803
Other financial payables	431	453
	32,108	31,936
Finance lease liabilities (medium/long-term)	1,565	1,713
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	3,075	2,877
Deferred income	4	1
	3,079	2,878
TOTAL NON-CURRENT FINANCIAL LIABILITIES (A)	36,752	36,527
Financial payables (short-term):
Bonds	3,086	4,490
Convertible bonds	581	7
	3,667	4,497
Amounts due to banks	2,246	883
Other financial payables	311	346
	6,224	5,726
Finance lease liabilities (short-term)	250	274
Other financial liabilities (short-term)
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	442	236
Non-hedging derivatives	69	25
Deferred income	1	6
	512	267
TOTAL CURRENT FINANCIAL LIABILITIES (B)	6,986	6,267
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale (C)	659	-
TOTAL FINANCIAL LIABILITIES (D) = (A+B+C)	44,397	42,794

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Bonds are composed as follows:

(millions of euros)	12/31/2009	12/31/2008

Non-current portion	26,369	25,139
Current portion	3,086	4,490
Total carrying amount	29,455	29,629
Fair value adjustment and measurement at amortized cost	(923)	(1,383)
Total nominal repayment amount	28,532	28,246

The nominal repayment amount totals 28,532 million euros, increasing 286 million euros compared to December 31, 2008 (28,246 million euros) mainly as a result of the balance between repayments and new issues during 2009 by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. and the difference in the USD/euro exchange rate.

The following table lists bonds expressed at the nominal repayment amount, net of bond repurchases, and at market value issued by companies of the Telecom Italia Group, by issuing company:

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Currency	Amount (millions of euros)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/2009 (%)	Market value at 12/31/2009 (millions of euros)

Bonds issued by Telecom Italia S.p.A.
Euro	796	796	3-month Euribor + 0.20%	6/7/07	6/7/10	99.915	100.025	796
Euro	750	750	4.500%	1/29/04	1/28/11	99.560	103.453	776
Euro	1,250	1,250	6.250%	2/1/02	2/1/12	98.952	108.947	1,362
Euro	1,000	1,000	3-month Euribor + 0.53%	12/6/05	12/6/12	100	101.058	1,011
Euro	650	650	6.750%	3/19/09	3/21/13	99.574	114.841	746
Euro	500	500	3-month Euribor + 0.63%	7/19/07	7/19/13	100	101.662	508
Euro	500	500	7.875%	1/22/09	1/22/14	99.728	120.257	601
Euro	673	673	4.750%	5/19/06	5/19/14	99.156	108.641	731
Euro	120	120	3-month Euribor + 0.66%	11/23/04	11/23/15	100	102.949	124
GBP	500	563	5.625%	6/29/05	12/29/15	99.878	110.615	623
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	131.666	1,119
Euro	400	400	3-month Euribor + 0.79%	6/7/07	6/7/16	100	103.986	416
GBP	750	845	7.375%	5/26/09	12/15/17	99.608	124.408	1,051
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	114.976	1,437
GBP	850	957	6.375%	6/24/04	6/24/19	98.850	118.009	1,129
Euro	348	348	6-mo. Euribor (base 365)	1/1/02	1/1/22	100	100	348
GBP	400	450	5.875%	5/19/06	5/19/23	99.622	115.510	520
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	127.869	857
Subtotal		12,572						14,155
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	119	119	3-month Euribor + 1.30%	6/12/08	6/14/10	100	100.502	120
Euro	1,997	1,997	(a) 7.500%	4/20/01	4/20/11	99.214	107.844	2,154
Euro	1,000	1,000	7.250%	4/24/02	4/24/12	(*) 101.651	111.812	1,118
Euro	850	850	6.875%	1/24/03	1/24/13	99.332	113.523	965
JPY	20,000	150	3.550%	4/22/02	5/14/32	99.250	125.585	189
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(*) 109.646	156.772	1,591
Subtotal		5,131						6,137
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,250	868	4.000%	10/6/04	1/15/10	99.732	100.093	869
USD	700	486	4.875%	9/28/05	10/1/10	99.898	103.202	501
USD	400	278	3-month US Libor + 0.48%	9/28/05	2/1/11	100	100.518	279
USD	850	590	3-month US Libor + 0.61%	7/18/06	7/18/11	100	100.940	596
USD	750	521	6.200%	7/18/06	7/18/11	99.826	107.775	561
USD	2,000	1,388	5.250%	10/29/03	11/15/13	99.742	110.205	1,530
USD	1,000	694	6.175%	6/18/09	6/18/14	100	114.462	795
USD	1,250	868	4.950%	10/6/04	9/30/14	99.651	109.307	948
USD	1,400	972	5.250%	9/28/05	10/1/15	99.370	110.843	1,077
USD	1,000	694	6.999%	6/4/08	6/4/18	100	123.866	860
USD	1,000	694	7.175%	6/18/09	6/18/19	100	126.492	878
USD	1,000	694	6.375%	10/29/03	11/15/33	99.558	128.093	889
USD	1,000	694	6.000%	10/6/04	9/30/34	99.081	122.833	853
USD	1,000	694	7.200%	7/18/06	7/18/36	99.440	142.395	988
USD	1,000	694	7.721%	6/4/08	6/4/38	100	152.133	1,056
Subtotal		10,829						12,680
Total		28,532						32,972

Note (a): see the following paragraph “Mechanism describing how coupons change on step-up/step-down bonds”.

(*) Weighted average issue price for bonds issued with more than one tranche.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website http://www.telecomitalia.it.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The following table lists the bonds partly repurchased during the year by the Telecom Italia Group:

			Repurchase period

Telecom Italia Finance S.A., 1,849(*) million euros 6.575% maturing July 2009	Euro	253.77	January - June
Telecom Italia Finance S.A., 119 million euros Floating Rate Notes maturing June 2010	Euro	20.00	March - May
Telecom Italia S.p.A., 796 million euros Floating Rate Notes maturing June 2010	Euro	53.75	April - May
Telecom Italia Finance S.A. 1,997 million euros 7.50% maturing April 2011	Euro	2.68	October

(*) Net of 107 million euros and 254 million euros of bonds repurchased by the company, respectively, during 2008 and 2009.

The following table lists the bonds repaid during the year by the Telecom Italia Group, divided by issuing company, expressed at the nominal repayment amount:

Currency	Amount (millions of euros)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.:
Euro	(*)1,450	1,450	5.150%	2/9/99	2/9/09	99.633
Euro	(**)1,849	1,849	6.575%	7/30/99	7/30/09	98.649
Bonds issued by Telecom Italia S.p.A.:
Euro	110	110	3-month Euribor + 0.60%	4/8/04	3/30/09	100

(*) Net of 50 million euros of bonds repurchased by the company during 2008.

(**) Net of 107 million euros and 254 million euros of bonds repurchased by the company, respectively, during 2008 and 2009.

►

Mechanism describing how coupons change on step-up/step-down bonds in relation to a change in the rating

(a) TI Finance S.A. bonds - “Euro Notes”: 1,997 million euros, 7.50% interest, maturing April 2011

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and Standard&Poor’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest (or the spread above the Euribor in the case of floating-rate securities) by 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

The downgrade in the rating from the thresholds is evaluated at the end of each coupon period and, on the basis of this evaluation, the interest for the next coupon is fixed; therefore, changes in the ratings during the coupon interest period would have no impact on the coupon in progress at that particular time.

Nevertheless, the relative step-up/step-down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

By virtue of this mechanism, in 2008, the coupon was further increased by 0.25% (a first step-up occurred after Moody’s rated the bonds Baa2 in August 2003, raising the coupon from 7% to 7.25%) due to a change in Standard&Poor’s credit rating in March 2008. The step-up was applied starting with the April 2008 coupon; the new rate is now 7.50%.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

►

Changes in Telecom Italia’s ratings

Telecom Italia’s ratings at December 31, 2009 by the major rating agencies are the following:

Standard & Poor's		Moody's		Fitch Ratings
Most recent revision July 29, 2009		Most recent revision June 17, 2009		Most recent revision June 12, 2009

Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB	Stable	Baa2	Stable	BBB	Stable

Convertible bonds can be analyzed as follows:

(millions of euros)	12/31/2009	12/31/2008

Non-current portion	-	541
Current portion	581	7
Total carrying amount	581	548
Measurement at amortized cost	(7)	26
Total nominal repayment amount	574	574

As established in the Regulations, bond conversion requests have been regularly presented during the bond period, starting from January 22, 2002 up to December 15, 2009, and the related shares have been issued at the established dates. Specifically, the shares relating to the last bond conversion requests received between December 1 and December 15, 2009 were made available to those entitled on December 30, 2009. The remaining 484,600,157 bonds outstanding at December 31, 2009, although no longer convertible, were repaid on January 1, 2010, with a one-time payment made on January 4, 2010.

The following table synthetically lists the “Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium”, expressed at the nominal repayment amount and at market value:

Convertible bonds issued by Telecom Italia S.p.A.:

Currency	Nominal repayment amount (millions of euros)	Coupon	Underlying shares	Issue date	Maturing date	Issue price (%)	Market price at 12/31/2009 (%)	Market value at 12/31/2009 (millions of euros)

Euro	574	1.500%	TI S.p.A.	11/23/01	1/1/10	100	118.299	573

►

Financial covenants / other covenants / other features of convertible bonds

The bonds listed do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

company’s assets as collateral for loans ("negative pledges").

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2009		12/31/2008
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	16,296	11,312	13,898	9,986
GBP	2,527	2,845	1,780	1,869
BRL	3,177	1,267	2,408	740
JPY	30,548	229	54,918	435
Euro		28,085		29,764
		43,738		42,794
Discontinued Operations		659		-
		44,397		42,794

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euros)	12/31/2009	12/31/2008

Up to 2.5%	5,424	441
From 2.5% to 5%	6,018	10,376
From 5% to 7.5%	21,953	21,379
From 7.5% to 10%	4,564	4,923
Over 10%	1,073	985
Accruals/deferrals, MTM and derivatives	4,706	4,690
	43,738	42,794
Discontinued Operations	659	-
	44,397	42,794

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euros)	12/31/2009	12/31/2008

Up to 2.5%	5,839	441
From 2.5% to 5%	14,763	12,339
From 5% to 7.5%	13,910	20,918
From 7.5% to 10%	3,802	3,491
Over 10%	718	915
Accruals/deferrals, MTM and derivatives	4,706	4,690
	43,738	42,794
Discontinued Operations	659	-
	44,397	42,794

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

contract, are the following:

Maturities of financial liabilities – nominal repayment amount:

	maturing by 12/31/ of the year:
(millions of euros)	2010	2011	2012	2013	2014	After 2014	Total

Bonds	2,842	4,136	3,250	3,388	2,735	12,755	29,106
Loans and other financial liabilities	2,303	618	284	918	2,770	3,092	9,985
Finance lease liabilities	233	181	165	138	122	960	1,799
Total	5,378	4,935	3,699	4,444	5,627	16,807	40,890
Current financial liabilities	477						477
Total excluding Discontinued Operations	5,855	4,935	3,699	4,444	5,627	16,807	41,367
Discontinued Operations (1)	628						628
Total	6,483	4,935	3,699	4,444	5,627	16,807	41,995

(1) These represent the financial liabilities of HanseNet Telekommunikation GmbH with companies of the Telecom Italia Group (607 million euros) and third parties (21 million euros).

Medium/long-term amounts due to banks total 5,308 million euros (5,803 million euros at December 31, 2008), decreasing 495 million euros.

Short-term amounts due to banks of 2,246 million euros increased 1,363 million euros (883 million euros at December 31, 2008) and include 2,098 million euros for the current portion of medium/long-term amounts due to banks, of which 1.5 billion euros refers to the Term Loan, duly reimbursed in January 2010.

Medium/long-term other financial payables amount to 431 million euros (453 million euros at December 31, 2008). They include 156 million euros of the Telecom Italia Finance S.A. loan for 20,000 million Japanese yen due in 2029 and 254 million euros of debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A. maturing 2013. Short-term other financial payables amount to 311 million euros (346 million euros at December 31, 2008).

Medium/long-term finance lease liabilities total 1,565 million euros (1,713 million euros at December 31, 2008) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 250 million euros (274 million euros at December 31, 2008).

Hedging derivatives relating to hedged items classified as non-current liabilities of a financial nature amount to 3,075 million euros (2,877 million euros at December 31, 2008).

Hedging derivatives relating to hedged items classified as current liabilities of a financial nature total 442 million euros (236 million euros at December 31, 2008).  Further details are provided in the Note “Derivatives”.

Short-term non-hedging derivatives total 69 million euros (25 million euros at December 31, 2008) and refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

Revolving Credit Facility

Currently, the Telecom Italia Group has a syndicated Revolving Credit Facility (RCF) expiring August 2014 for 8 billion euros, of which 1.5 billion euros is drawn down.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 20 – Net financial debt

As required by Consob Communication DEM/6064293 dated July 28, 2006, the following table presents the net financial debt at December 31, 2009 and December 31, 2008 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) dated February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself. This table also includes the reconciliation of net financial debt determined according to the criteria indicated by CESR and net financial debt calculated according to the criteria of the Telecom Italia Group adopted in previous years and presented in the Report on Operations as well as the reconciliation of the new net financial debt measure (adjusted net financial debt), which excludes the fair value measurement of derivatives and their related financial assets/liabilities, commented in the Report on Operations.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

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Covenants and negative pledges relating to outstanding positions at December 31, 2009

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 852 million euros (out of a total of 2,541 million euros at December 31, 2009) is not secured by bank guarantees but there are covenants which cover the following:

-

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. As for the two loan contracts signed between EIB and Telecom Italia S.p.A. on July 17, 2006 for 150,000,000.00 euros and on November 30, 2007 for 182,200,000.00 euros, EIB has the right to rescind from the contract under ex. art. 1456 of the Italian Civil Code should Telecom Italia S.p.A. cease to hold, directly or indirect, more than 50% (fifty percent) of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunication GmbH Germany or, in any case, a number of shares such as to represent more than 50% (fifty percent) of its share capital; to this end, on November 5, 2009, the Group announced that an agreement had been signed in principle for the sale of the subsidiary, HanseNet, to the Telefónica group which was finalized on February 16, 2010;

-

for the loan with a nominal amount of 350 million euros, if the Company’s rating is lower than BBB+ for Standard&Poor’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loans with a nominal amount of 500 million euros, if the Company’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

-

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project. This clause also applies to the guaranteed loan of 300 million euros made by the EIB in June 2009.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of 88 million euros at December 31, 2009) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Lastly, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other pledge clauses, under pain of a request for the early repayment of the loan.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

With the understanding that there are no financial covenants on the loan contracts of the Group, it should be pointed out, that at December 31, 2009, no covenant of any other type, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Note 21 – Financial risk management

►

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•

market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•

credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•

liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•

the establishment, at a central level, of guidelines for directing operations;

•

the activities of an internal committee which monitor the level of exposure to market risks consistently with prefixed general objectives;

•

the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•

the monitoring of the results obtained;

•

the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

►

Identification of risks and analyses

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operations, the optimum blend of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 60 - 70% for the fixed-rate component and 40% - 30%  for the floating-rate component.

In managing market risk, the Group adopted a guideline policy for debt management using derivative instruments and mainly uses the following:

•

Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or floating;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

Effective May 1, 2009, in order to reduce the Group’s credit exposure arising from the fair value (mark-to-market) measurement of derivatives and to allow settlement under a single ISDA Master Agreement, the

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

contracts put into place with 29 banking counterparts have been assigned by Telecom Italia Finance S.A. and Telecom Italia Capital S.A. to Telecom Italia S.p.A., which is already the counterpart on the remaining portfolio that was not assigned. The procedure did not involve any change in the contract terms or in the original hedge accounting relationships set up at the Group level.

The exposure to the various market risks can be measured by sensitivity analyses, in accordance with IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

The sensitivity analyses were performed by applying reasonably possible variations in the relevant risk variables to the amounts in the financial statements at December 31, 2009 and at December 31, 2008, assuming that such amounts are representative of the entire year.

•

The exchange risk of the Group’s loans denominated in currencies other than euro is fully hedged, therefore, the exchange risk is not considered in the sensitivity analysis under IFRS 7.

•

The changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in interest rates, generate an impact on profit only when they are accounted for at their fair value, in accordance with IAS 39. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS 7.

•

In the case of fair value hedge relationships, fair value changes of the underlying hedged item and the derivative instrument, due to changes in the reference interest rates, are almost entirely offset in the income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk.

•

The changes in value of financial instruments designated in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis.

•

The changes in value, produced by changes in the reference interest rates of floating-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

•

The changes in fair value of the two call options on 50% of Sofora Telecomunicaciones S.A. share capital (at December 31, 2009 for a positive 60 million euros with a carrying amount equal to 130 million euros) have been determined using an internal valuation model in which the input values, inter alia, are the market value of the assets of Sofora Telecomunicaciones S.A., represented by the average share price of its direct investment (Nortel Inversora) and its indirect investment (Telecom Argentina through Nortel Inversora). The market prices of these investments are naturally subject to volatility and consequently influence the fair value of the options held by the Telecom Italia Group; accordingly, they are included in this analysis.

Call options on Sofora Telecomunicaciones S.A. share capital – Sensitivity analysis

Assuming an increase (decrease) of 10% in the price of Sofora Telecomunicaciones S.A.’s listed investment holdings (Nortel Inversora and, through this company, Telecom Argentina S.A.) and, therefore, the value of Sofora Telecomunicaciones S.A.’s assets, the change in fair value of the options would have been more (less) 22.6 million euros, bringing the relative carrying amount to 152 million euros (107 million euros).

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Exchange rate risk – Sensitivity analysis

At December 31, 2009 (and at December 31, 2008), the exchange risk of the Group’s loans denominated in currencies other than euro was fully hedged. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to the derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with the international accounting standards that regulate hedge accounting, the mark-to-market measurement of such instruments is accrued in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables insignificant. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2009 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher (lower) compared to that actually realized, then higher (lower) finance expenses, before the tax effect, would have been recognized in the income statement for 77 million euros (52 million euros in 2008).

Allocation of the financial structure between fixed rate and floating rate

As for the allocation of the financial structure between the fixed-rate component and the floating-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, euro commercial paper and receivables on sales of securities), has been considered in the category of floating rate.

TOTAL FINANCIAL LIABILITIES (at the nominal repayment amount)

	12/31/2009			12/31/2008
(millions of euros)	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total

Bonds	17,999	10,533	28,532	21,289	6,957	28,246
Convertible bonds	574	-	574	574	-	574
Loans and other payables (*)	7,048	5,213	12,261	7,289	4,109	11,398
TOTAL (**)	25,621	15,746	41,367	29,152	11,066	40,218

(*) At December 31, 2009, current liabilities total 477 million euros, of which 370 million euros is at floating rates (782 million euros at December 31, 2008, of which 700 million euros was at floating rates).

(**) Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

TOTAL FINANCIAL ASSETS (at the nominal investment amount)

	12/31/2009			12/31/2008
(millions of euros)	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total

Deposits and cash	-	4,614	4,614	-	4,412	4,412
Euro Commercial Papers	-	20	20	-	100	100
Receivables on sales of securities	-	-	-	-	493	493
Securities	31	2,675	2,706	25	570	595
Other receivables	504	737	1,241	636	255	891
TOTAL (*)	535	8,046	8,581	661	5,830	6,491

(*)Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

With regard to floating-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The information, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

TOTAL FINANCIAL LIABILITIES
	12/31/2009		12/31/2008
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Bonds	28,428	5.87	28,147	5.95
Convertible bonds	574	7.42	541	7.42
Loans and other payables	10,030	4.38	9,416	5.23
TOTAL (*)	39,032	5.51	38,104	5.80

(*) Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

TOTAL FINANCIAL ASSETS
	12/31/2009		12/31/2008
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Deposits and cash	4,614	0,34	4,412	2,51
Euro Commercial Papers	20	0,70	100	2,89
Receivables on sales of securities	-	-	493	1,60
Securities	2,706	4,02	595	10,71
Other receivables	1,024	4,59	515	6,10
TOTAL (*)	8,364	2,05	6,115	3,55

(*) Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

With reference to the concept of market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change in relation to changes in ratings. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate. Further information is provided in the Note “Financial liabilities (current and non-current)”.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

►

Credit risk

The management of the Group’s liquidity is guided by prudent criteria and is principally based on the following:

•

money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity, the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits are made with leading high-credit-quality banking and financial institutions with at least an A rating and generally for periods of less than three months. As for the other temporary investments of liquidity, there are investments in Euro Commercial Papers (the issuers all have an A- rating by Standard & Poor’s and headquarters in Europe).

With regard to bond portfolio management, the issuers have at least a BBB rating (further details are provided in Note “Securities other than investments (current assets)”).

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and assignment of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

►

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at December 31, 2009, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

13% of gross financial debt at December 31, 2009 (nominal repayment amount) will become due in the following 12 months.

Maturities of non-current financial liabilities (including the current portion of medium/long-term debt) in terms of the expected nominal repayment amount are the following:

Maturities of non-current financial liabilities – nominal repayment amount:

	maturing by 12/31/ of the year:
(millions of euros)	2010	2011	2012	2013	2014	After 2014	Total

Bonds	2,842	4,136	3,250	3,388	2,735	12,755	29,106
Loans and other financial liabilities	2,303	618	284	918	2,770	3,092	9,985
Finance lease liabilities	233	181	165	138	122	960	1,799
Total	5,378	4,935	3,699	4,444	5,627	16,807	40,890

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The following table reports the contractual cash flows not discounted to present value relative to gross financial debt at nominal repayment amounts; the interest flows have been determined using the conditions and interest and exchange rates prevailing at December 31, 2009. The principal and interest portions of the hedged liabilities include both the disbursements and the receipts of the related hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements
		maturing by 12/31/ of the year:
(millions of euros)		2010	2011	2012	2013	2014	After 2014	Total

Bonds	Principal	2,842	4,136	3,250	3,388	2,735	12,755	29,106
	Interest	1,569	1,512	1,292	1,127	925	8,794	15,219
Loans and other financial liabilities	Principal	2,303	618	284	918	2,770	3,092	9,985
	Interest	251	160	190	138	65	(420)	384
Finance lease liabilities	Principal	233	181	165	138	122	960	1,799
	Interest	114	107	100	92	85	323	821
Non-current financial liabilities (*)	Principal	5,378	4,935	3,699	4,444	5,627	16,807	40,890
	Interest	1,934	1,779	1,582	1,357	1,075	8,697	16,424
Current financial liabilities(**)	Principal	477	-	-	-	-	-	477
	Interest	16	-	-	-	-	-	16
Total financial liabilities	Principal	5,855	4,935	3,699	4,444	5,627	16,807	41,367
	Interest	1,950	1,779	1,582	1,357	1,075	8,697	16,440
(*) These also include hedging derivatives.
(**) These include hedging and non-hedging derivatives.

Derivatives – Contractually expected interest flows
	maturing by 12/31/ of the year:
(millions of euros)	2010	2011	2012	2013	2014	After 2014	Total

Disbursements	838	792	767	768	623	4,920	8,708
Receipts	(810)	(825)	(762)	(776)	(669)	(5,553)	(9,395)
Hedging derivatives – net disbursements	28	(33)	5	(8)	(46)	(633)	(687)
Disbursements	19	-	-	-	-	-	19
Receipts	(4)	-	-	-	-	-	(4)
Non-hedging derivatives – net disbursements	15	-	-	-	-	-	15
Total net disbursements	43	(33)	5	(8)	(46)	(633)	(672)

Furthermore, at the beginning of 2010, the Group proceeded to refinance debt as follows:

•

on February 10, 2010, Telecom Italia S.p.A. issued bonds for 1,250 million euros, annual coupon of 5.25%, maturing February 10, 2022;

•

on February 12, 2010, Telecom Italia S.p.A. signed a new revolving line of credit with leading credit institutions for an amount of 1,250 million euros for a period of three years. This is a back-up line which raises the Group’s financial flexibility.

►

Fair value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

Mark-to-market is calculated by discounting interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

between the interest rates paid/received.

The fair value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference principal, in the respective currencies of denomination.

Note 22 – Derivatives

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and to manage interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2009 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards and currency options to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS and IRO transactions, respectively, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or floating rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly on demand.

The following tables present the derivative transactions put into place by the Telecom Italia Group at December 31, 2009, divided between fair value hedge derivatives (Table 1 – Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2 – Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3 – Non-Hedge Accounting Derivatives) in accordance with IAS 39.

Table 1 - Fair Value Hedge Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds of 20 billion JPY (equivalent amount of 150 million euros at 12/31/2009), broken down as follows:

•

by Telecom Italia Finance S.A., an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual floating rate in JPY;

•

by Telecom Italia Finance S.A., the sale of an swaption exercisable annually, from 2012 to 2031, to hedge the call option embedded in the underlying debt, through which TI Finance sold the right to pay a semiannual floating rate in JPY and to receive a fixed rate of 3.55%;

•

by Telecom Italia S.p.A., a CCIRS contract on an intragroup floating-rate loan in JPY, in which Telecom Italia S.p.A. receives 6-month LIBOR in JPY and pays 6-month Euribor.

	172	(58)
CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 3,500 million USD (equivalent amount of 2,430 million euros at 12/31/2009) issued by Telecom Italia Capital S.A. in October 2004 (5-year tranche of 1,250 million USD, 10-year tranche of 1,250 million USD and 30-year tranche of 1,000 million USD), converting the coupon fixed rate in USD to the 6-month Euribor.	2,819	(328)
CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 2,500 million USD (equivalent amount of 1,736 million euros at 12/31/2009) issued by Telecom Italia Capital S.A. in September 2005 (5-year tranche of 700 million USD, 5.35-year tranche of 400 million USD and 10-year tranche of 1,400 million USD), converting the coupon rate in USD to the 6-month Euribor.	2,068	(278)

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2011 on the two 5-year tranches of a total 1,600 million USD (equivalent amount of 1,111 million euros at 12/31/2009) on bonds for a total amount of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate (respectively, 6.2% in USD and the 3-month Libor in USD +0.61%) to the 6-month Euribor.	1,264	(128)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2014 on bonds of 500 million euros issued by Telecom Italia S.p.A. in January 2009, converting the coupon rate of 7.875% to the 6-month Euribor.	500	(2)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on bonds of 650 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 6.75% to the 1-month Euribor.	650	7
IRS transactions put into place by Telecom Italia S.p.A. maturing 2016 on bonds of 850 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 8.25% to the 1-month Euribor.	850	11
CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount at 12/31/2009 of 845 million euros) issued by Telecom Italia S.p.A. in May 2009, converting the coupon rate of 3.64745% to the 3-month Euribor.	851	(31)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on BTP government securities in portfolio at 4.25%, notional amount of 350 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	350	(3)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 3%, notional amount of 350 million euros, converting the coupon rate of 3% to the 6-month Euribor.	350	(2)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 4.25%, notional amount of 100 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	100	(1)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on BTP government securities in portfolio at 3.75%, notional amount of 100 million euros, converting the coupon rate of 3.75% to the 6-month Euribor.	100	-
IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on bonds of 750 million euros issued by Telecom Italia S.p.A. in January 2004, converting the coupon rate of 4.5% to the 6-month Euribor.	750	7
IRS transactions put into place by Telecom Italia Finance S.A. maturing 2011 on bonds of 2,000 million euros issued by Telecom Italia Finance S.A. in April 2001, converting the coupon rate of 7.5% to the 6-month Euribor.	250	2
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on bonds of 1,250 million euros issued by Telecom Italia S.p.A. in February 2002, converting the coupon rate of 6.25% to the 6-month Euribor.	250	(1)
Total Fair Value Hedge Derivatives	11,324	(805)

The method selected to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Table 2 - Cash Flow Hedge Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)

USD/EUR collar options purchased by Elettra TLC S.p.A. to hedge contractual flows of 34 million USD expiring by June 2013 (monthly expiration dates), fixing the equivalent amount in euros in a range of between 21 and 26 million euros.	26	-
Collar options on commodities purchased by Elettra TLC S.p.A. to hedge contractual flows expiring by December 2010, fixing the equivalent amount in euros in a range of between 4 and 5 million euros.	5	(1)
Forward purchases in USD by Elettra TLC S.p.A. to hedge a contractual flow equal to 6 million USD expiring November 2013.	4	-
Forward purchases in USD by Telecom Italia S.p.A. to hedge quarterly contractual flows expiring by November 2011.	3	-
Forward purchases in USD by Telecom Italia S.p.A. to hedge monthly commercial contractual flows expiring by November 2013.	1	-
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on the 10--year tranche of 2,000 million USD (equivalent amount of 1,388 million euros at 12/31/2009) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 5.25% in USD to the fixed rate of 5.0349% in euros.	1,709	(360)
IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on quarterly floating-rate bonds of 120 million euros issued by Telecom Italia S.p.A. (2004-2015), converting the 3-month Euribor to an annual fixed rate of 4.1605%.	120	(4)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of 500 million GBP (equivalent amount of 563 million euros at 12/31/2009), issued by Telecom Italia S.p.A. in June 2005, converting a coupon rate of 5.625% in GBP to a fixed rate of 4.34117% in euros.	751	(188)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on bonds of 850 million GBP (equivalent amount at 12/31/2009 of 957 million euros) issued by Telecom Italia S.p.A. in June 2004, converting the fixed rate of 6.375% in GBP to a fixed rate of 5.3108% in euros.	1,258	(336)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of 400 million GBP (equivalent amount of 450 million euros at 12/31/2009) issued by Telecom Italia S.p.A. in May 2006, converting a coupon rate of 5.875% in GBP to a fixed rate of 5.5345% in euros.	587	(171)
IRS transactions put into place by Telecom Italia S.p.A. maturing December 2010 on floating-rate bonds of 1,000 million euros issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012, converting a coupon rate of Euribor +0.53% to a fixed rate of 4.5404% in euros.	1,000	(27)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 on the private placement of the Telecom Italia Finance S.A. “Dual-Currency” loan of 20 billion JPY (equivalent amount of 150 million euros at 12/31/2009). The following were put into place:

•

by Telecom Italia S.p.A., an IRS contract converting the fixed rate of 5% in USD to the 6-month Libor in JPY;

•

by Telecom Italia S.p.A., a CCIRS contract with which Telecom Italia S.p.A., on the intragroup loan in JPY, receives the 6-month Libor in JPY and pays the 6-month Euribor;

•

by Telecom Italia S.p.A., an IRS contract converting the 6-month Euribor to the fixed rate of 6.9395% in euros.

	174	(58)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on the 30-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 6.375% in USD to a fixed rate of 5.994% in euros.	849	(245)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2036 on the 30-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate of 7.20% in USD to a fixed rate of 5.88429% in euros.	791	(60)
IRS transactions put into place by Telecom Italia S.p.A. maturing July 2013 on quarterly floating-rate bonds of 500 million euros issued by Telecom Italia S.p.A. (2007-2013), converting the 3-month Euribor rate to an annual fixed rate of 4.334%.	500	(34)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2018 on the 10-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 6.999% in USD to a fixed rate of 7.01232% in euros.	642	21
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2038 on the 30-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 7.721% in USD to a fixed rate of 7.45122% in euros.	645	(13)
IRS transactions put into place by Telecom Italia S.p.A. maturing June 2016 on quarterly floating-rate bonds of 400 million euros issued by Telecom Italia S.p.A. (2007-2016), converting the 3-month Euribor to a semiannual fixed rate of 4.9425%.	400	(47)
IRS transactions put into place by Telecom Italia S.p.A. maturing August 2014 on the monthly floating-rate revolving credit facility of 1,500 million euros, converting the 1-month Euribor to a semiannual fixed rate of 4.82583%.	1,500	(163)
IRS transactions put into place by Telecom Italia S.p.A. maturing March 2014 on the semiannual floating-rate EIB loan of 350 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.93457%.	350	(32)
IRS transactions put into place by Telecom Italia S.p.A. maturing September 2013 on the quarterly floating-rate EIB loan of 400 million euros, converting the 3-month Euribor to a semiannual fixed rate of 5.03388%.	400	(38)
IRS transactions put into place by Telecom Italia S.p.A. maturing December 2013 on the semiannual floating-rate EIB loan of 100 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.832%.	100	(9)
CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount at 12/31/2009 of 845 million euros) issued by Telecom Italia S.p.A. in May 2009, converting a component of the coupon rate of 3.72755% to a fixed rate of 3.82901% in euros.	851	(22)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2014 on the 5-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 6.175% in USD to a fixed rate of 5.8186% in euros.	719	(31)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on the 10-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 7.175% in USD to a fixed rate of 6.694% in euros.	722	(51)
Forward start IRS transactions put into place by Telecom Italia S.p.A. maturing July 2015 on coupon flows of a future bond issue of 350 million euros to be issued by Telecom Italia S.p.A. (2010-2015), converting, the 6-month Euribor to a semiannual fixed rate of 3.47257%.	350	(6)
Total Cash Flow Hedge Derivatives	14,457	(1,875)

The hedge of cash flows by derivatives designated as Cash Flow Hedges was considered highly effective and at December 31, 2009 led to:

•

recognition of an unrealized loss in equity for 1,296 million euros;

•

reversal from equity to the income statement of net gains from exchange rate adjustments for 72 million euros.

Furthermore, at December 31, 2009, the total gain of the hedging instruments that is still recognized in equity amounts to 2 million euros as a result of the effect of transactions early terminated over the years. The positive impact reversed to the income statement during 2009 is 19 million euros.

The transactions hedged by Cash Flow Hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period

USD	2,000	Jan 2010	Nov 2013	5.25%	Semiannually
Euro	120	Jan 2010	Nov 2015	Euribor 3-month +0.66%	Quarterly
GBP	500	Jan 2010	June 2015	5.625%	Annually
GBP	850	Jan 2010	June 2019	6.375%	Annually
GBP	400	Jan 2010	May 2023	5.875%	Annually
Euro	1,000	Jan 2010	Dec 2010	Euribor 3-month +0.53%	Quarterly
USD	186	Jan 2010	Oct 2029	5.45%	Semiannually
USD	1,000	Jan 2010	Nov 2033	6.375%	Semiannually
USD	1,000	Jan 2010	July 2036	7.20%	Semiannually
Euro	500	Jan 2010	July 2013	Euribor 3-month +0.63%	Quarterly
USD	1,000	Jan 2010	June 2018	6.999%	Semiannually
USD	1,000	Jan 2010	June 2038	7.721%	Semiannually
Euro	400	Jan 2010	June 2016	Euribor 3-month +0.79%	Quarterly
Euro	1,500	Jan 2010	Aug 2014	Euribor 1-month +0.1575%	Monthly
Euro	350	Jan 2010	Mar 2014	EIB 6-month +0.29%	Semiannually
Euro	400	Jan 2010	Sept 2013	EIB 3-month +0.15%	Quarterly
Euro	100	Jan 2010	Dec 2013	EIB 6-month -0.023%	Semiannually
GBP	750	Jan 2010	Dec 2017	3.72755%	Annually
USD	1,000	Jan 2010	June 2014	6.175%	Semiannually
USD	1,000	Jan 2010	June 2019	7.175%	Semiannually
EUR	350	July 2010	July 2015	Swap rate 5 years	Annually

The method selected to test the effectiveness, retrospectively and prospectively, of Cash Flow Hedge derivatives, whenever the principal terms do not fully coincide, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The ineffective portion from designated Cash Flow Hedge derivatives recognized in the income statement during 2009 is immaterial.

Table 3 – Non-Hedge Accounting Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)

Sale of receiver swaptions maturing December 2012 put into place by Telecom Italia Finance S.A. with bonds issued by Telecom Italia S.p.A. in December 2005 maturing 12/6/2012 as the underlying. If exercised, Telecom Italia Finance S.A. would collect 6-month Euribor and pay an annual fixed rate of 3%.	250	(2)
Exchange rate transactions put into place by Telecom Italia S.p.A.	11	-
Exchange rate transactions put into place by Telecom Italia Finance S.A.	84	(1)
Exchange rate transactions put into place by Telecom Italia Capital S.A.	15	-
Exchange rate transactions put into place by Olivetti S.p.A.	3	-
Interest and exchange rate transactions put into place by Tim Celular S.A. (include the transactions of Tim Nordeste S.A., actually merged into Tim Celular S.A.)	586	(18)
Total Non-Hedge Accounting Derivatives	949	(21)

The following table presents the derivatives of the Telecom Italia Group by type:

Type	Hedged Risk	Notional amount at 12/31/2009 (millions of euros)	Notional amount at 12/31/2008 (millions of euros)	Mark-to-Market Spot (Clean Price) at 12/31/2009 (millions of euros)	Mark-to-Market Spot (Clean Price) at 12/31/2008 (millions of euros)

Interest rate swaps	Interest rate risk	4,150	-	18	-
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	7,174	6,335	(823)	(166)
Total Fair Value Hedge Derivatives		11.324	6,335	(805)	(166)

Interest rate swaps	Interest rate risk	4,720	4,480	(360)	(268)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	9,698	7,406	(1,514)	(255)
Commodity Options	Commodity risk (energy)	5	9	(1)	(3)
Forward and FX Options	Currency exchange rate risk	34	40	-	(1)
Total Cash Flow Hedge Derivatives		14,457	11,935	(1,875)	(527)

Total Non-Hedge Accounting Derivatives		949	739	(21)	110

Total Telecom Italia Group Derivatives		26,730	19,009	(2,701)	(583)

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 23 – Supplementary disclosures on financial instruments

►

Measurement at fair value

The majority of non-current financial liabilities of the Telecom Italia Group are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (see the Note “Financial Liabilities - current and non-current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•

for floating-rate loans, the nominal repayment amount has been assumed;

•

for fixed-rate loans, fair value has been assumed: the present value of future cash flows using interest rates prevailing at December 31, 2009.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

•

Level 1: quoted prices in active markets;

•

Level 2: prices calculated using observable market inputs;

•

Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2009 and 2008 and in accordance with the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses. Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale are excluded.

Key for IAS 39 categories

Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Carrying amount for each class of financial asset/liability at 12/31/2009

(millions of euros)	IAS 39 Category	note	Carrying amounts in financial statements at 12/31/2009	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value transferred to the income statement	
ASSETS								
Non-current financial assets								
Other investments	AfS	7)	53		32	21		
Securities, financial receivables and other non-current financial assets								
of which loans and receivables	LaR	7)	72	72				
of which securities	AFS	7)	15			15		
of which hedging derivatives	n.a.	7)	792			520	272	
of which receivables for lessors' net investments	n.a.	7)	228					228
Miscellaneous receivables and other non-current assets (*)								
of which loans and receivables	LaR	7)	150	133	17			
of which financial assets at fair value	n.a.	7)	130				130	
		(A)	*1,440*	***205***	***49***	***556***	***402***	*228*
Current financial assets								
Trade and miscellaneous receivables and other current assets (*)								
of which loans and receivables	LaR	10)	6,375	6,375				
Investments (Current assets)	AFS	12)	39		39			
Securities								
of which financial assets available-for-sale	AFS	13)	1,093			1,093		
of which held for trading	FAHfT	13)	750				750	
Financial receivables and other current financial assets								
of which loans and receivables	LaR	14)	655	655				
of which non-hedging derivatives	FAHfT	14)	32				32	
of which hedging derivatives	n.a.	14)	310			100	210	
of which receivables for lessors' net investments	n.a.	14)	118					118
Cash and cash equivalents	LaR	15)	5,504	5,504				
		(B)	*14,876*	***12,534***	***39***	***1,193***	***992***	*118*
Total		**(A+B)**	16,316	12,739	88	1,749	1,394	346
LIABILITIES								
Non-current financial liabilities								
of which liabilities at amortized cost (**)	FLAC/n.a.	18)	32,112	32,112				
of which hedging derivatives	n.a.	18)	3,075			2,305	770	
of which financial lease liabilities	n.a.	18)	1,565					1,565
		(C)	*36,752*	***32,112***		***2,305***	***770***	*1,565*
Current financial liabilities								
of which liabilities at amortized cost (**)	FLAC/n.a.	18)	6,225	6,225				
of which non-hedging derivatives	FLHfT	18)	69				69	
of which hedging derivatives	n.a.	18)	442			153	289	
of which financial lease liabilities	n.a.	18)	250					250
Trade and miscellaneous payables and other current liabilities (*)								
of which liabilities at amortized cost	FLAC	26)	6,950	6,950				
		(D)	*13,936*	***13,175***		***153***	***358***	*250*
Total		**(C+D)**	50,688	45,287		2,458	1,128	1,815

(*) Part of assets or liabilities falling under application of IFRS 7.

(**) They also include those at adjusted amortized cost that qualify for hedge accounting.

(millions of euros)	IAS 39 Category	note	Carrying amounts in financial statements at 12/31/2009	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value transferred to the income statement	
ASSETS								
Non-current financial assets								
Other investments	AfS	8)	53		32	21		
Securities, financial receivables and other non-current financial assets								
of which loans and receivables	LaR	8)	72	72				
of which securities	AFS	8)	15			15		
of which hedging derivatives	n.a.	8)	792			520	272	
of which receivables for lessors' net investments	n.a.	8)	228					228
Miscellaneous receivables and other non-current assets (*)								
of which loans and receivables	LaR	8)	150	133	17			
of which financial assets at fair value	n.a.	8)	130				130	
		(A)	*1.440*	*205*	*49*	*556*	*402*	*228*
Current financial assets								
Trade and miscellaneous receivables and other current assets (*)								
of which loans and receivables	LaR	11)	6.375	6.375				
Investments (Current assets)	AFS	13)	39		39			
Securities								
of which financial assets available-for-sale	AFS	14)	1.093			1.093		
of which held for trading	FAHfT	14)	750				750	
Financial receivables and other current financial assets								
of which loans and receivables	LaR	15)	655	655				
of which non-hedging derivatives	FAHfT	15)	32				32	
of which hedging derivatives	n.a.	15)	310			100	210	
of which receivables for lessors' net investments	n.a.	15)	118					118
Cash and cash equivalents	LaR	16)	5.504	5.504				
		(B)	*14.876*	*12.534*	*39*	*1.193*	*992*	*118*
Total		**(A+B)**	16.316	12.739	88	1.749	1.394	346
LIABILITIES								
Non-current financial liabilities								
of which liabilities at amortized cost (**)	FLAC/n.a.	19)	32.112	32.112				
of which hedging derivatives	n.a.	19)	3.075			2.305	770	
of which financial lease liabilities	n.a.	19)	1.565					1.565
		(C)	*36.752*	*32.112*		*2.305*	*770*	*1.565*
Current financial liabilities								
of which liabilities at amortized cost (**)	FLAC/n.a.	19)	6.225	6.225				
of which non-hedging derivatives	FLHfT	19)	69				69	
of which hedging derivatives	n.a.	19)	442			153	289	
of which financial lease liabilities	n.a.	19)	250					250
Trade and miscellaneous payables and other current liabilities (*)								
of which liabilities at amortized cost	FLAC	27)	6.950	6.950				
		(D)	*13.936*	*13.175*		*153*	*358*	*250*
Total		**(C+D)**	50.688	45.287		2.458	1.128	1.815

(*) Part of assets or liabilities falling under application of IFRS 7.

(**) They also include those at adjusted amortized cost that qualify for hedge accounting.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Comparison between carrying amount and fair value for each category of financial asset/liability at 12/31/2009

Hierarchy levels for each class of financial asset/liability at fair value at 12/31/2009

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Miscellaneous receivables and other non-current assets measured at fair value classified in Level 3 refer entirely to the carrying amount of options to purchase 50% of Sofora Telecomunicaciones S.A. share capital for 130 million euros. The fair value measurement of the two call options has been determined by reference to an internal valuation model based on methodologies currently used in market practice. These input values are, inter alia, the market value of the assets of Sofora Telecomunicaciones S.A. obtained from the average share prices of its direct investment in Nortel Inversora and its indirect investment in Telecom Argentina through Nortel Inversora. The market prices of such investments are naturally subject to volatility and as a consequence influence the fair value of the options held by the Telecom Italia Group. Compared to December 31, 2008, the changes in fair value of the two call options are a positive 60 million euros.

Carrying amount for each class of financial asset/liability at 12/31/2008

(millions of euros)	IAS 39 Category	note	Carrying amounts in financial statements at 12/31/2008	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fairvalue transferred to the income statement	
ASSETS								
Non-current financial assets								
Other investments	AfS	8)	57		39	18		
Securities, financial receivables and other non-current financial assets								
of which loans and receivables	LaR	8)	81	81				
of which securities	AFS	8)	15			15		
of which hedging derivatives	n.a.	8)	2.310			1.609	701	
of which receivables for lessors' net investments	n.a.	8)	257					257
Miscellaneous receivables and other non-current assets (*)								
of which loans and receivables	LaR	8)	29	14	15			
of which other financial assets at fair value	n.a.	8)	70				70	
		(A)	***2.819***	***95***	***54***	***1.642***	***771***	***257***
Current financial assets								
Trade and miscellaneous receivables and other current assets (*)								
of which loans and receivables	LaR	11)	6.983	6.983				
Investments (Current assets)	AFS	13)	39		39			
Securities								
of which available-for-sale	AFS	14)	74			74		
of which held for trading	FAHfT	14)	111				111	
Financial receivables and other current financial assets								
of which loans and receivables	LaR	15)	46	46				
of which non-hedging derivatives	FAHfT	15)	122				122	
of which hedging derivatives	n.a.	15)	180			97	83	
of which receivables for lessors' net investments	n.a.	15)	143					143
Cash and cash equivalents	LaR	16)	5.416	5.416				
		(B)	***13.114***	***12.445***	***39***	***171***	***316***	***143***
Total		**(A+B)**	**15.933**	**12.540**	**93**	**1.813**	**1.087**	**400**
LIABILITIES								
Non-current financial liabilities								
of which liabilities at amortized cost (**)	FLAC/n.a.	19)	31.937	31.937				
of which hedging derivatives	n.a.	19)	2.877			2.073	804	
of which financial lease liabilities	n.a.	19)	1.713					1.713
		(C)	***36.527***	***31.937***		***2.073***	***804***	***1.713***
Current financial liabilities								
of which liabilities at amortized cost (**)	FLAC/n.a.	19)	5.732	5.732				
of which non-hedging derivatives	FLHfT	19)	25				25	
of which hedging derivatives	n.a.	19)	236			110	126	
of which financial lease liabilities	n.a.	19)	274					274
Trade and miscellaneous payables and other current liabilities (*)								
of which liabilities at amortized cost	FLAC	27)	7.540	7.540				
		(D)	***13.807***	***13.272***		***110***	***151***	***274***
Total		**(C+D)**	**50.334**	**45.209**		**2.183**	**955**	**1.987**

(*) Part of assets or liabilities falling under application of IFRS 7.

(**) They also include those at adjusted amortized cost that qualify for hedge accounting.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Comparison between carrying amount and fair value for each category of financial asset/liability at 12/31/2008

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 24 – Employee benefits

Employee benefits decreased 174 million euros compared to December 31, 2008 and are composed of the following:

(millions of euros)		12/31/2007	Increase	Decrease	12/31/2008

Provision for employee severance indemnities	(A)	1,120	69	(77)	1,112
Provision for pension plans		31	2	(9)	24
Provision for termination benefit incentives		18	245	(3)	260
Total Other provisions for employee benefits (*)	(B)	49	247	(12)	284
Total	(A+B)	1,169	316	(89)	1,396
of which:
Non-current portion		1,151			1,212
Current portion (*)		18			184

(*) The current portion refers only to Other provisions for employee benefits.

(millions of euros)		12/31/2008	Increase	Decrease	12/31/2009

Provision for employee severance indemnities	(A)	1,112	52	(113)	1,051
Provisions for pension plans		24	3	(2)	25
Provisions for termination benefit incentives		260	4	(118)	146
Total Other provisions for employee benefits (*)	(B)	284	7	(120)	171
Total	(A+B)	1,396	59	(233)	1,222
of which:
Non-current portion		1,212			1,075
Current portion (*)		184			147

(*) The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to the Italian companies of the Group. The balance decreased 61 million euros as a result of the sum of accruals charged to the income statement (52 million euros for the interest matured for all Group companies, the charge for severance indemnity for companies with less than 50 employees and actuarial (gains) losses) and utilizations (-113 million euros for indemnities paid to employees who terminated employment and for advances).

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable remuneration of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”.

However, revaluations of the provision for employee severance indemnities existing at the election date, for all companies, and also the amounts accrued and not assigned to supplementary pension plans, for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”.

Under IAS 19, employee severance indemnities have been calculated using the Traditional Unit Credit Method, for companies with at least 50 employees, and the Projected Unit Credit Cost – pro rata service, for the others, based upon the following:

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been estimated on the basis of a series of financial assumptions (cost-of-living increases, increase in remuneration etc.). The estimate of future benefits includes any increases for additional service seniority as well as the estimated increase in the remuneration level at the measurement date only for employees of companies with less than 50 employees;

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and the probability that each benefit has to be effectively paid;

•

the liability of each interested company has been determined as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees) or identifying the amount of the average present value of future benefits which refer to the employee’s period of service to date in the company at the measurement date (for the others).

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives

• Cost-of-living increases
- in the year of measurement (2009 estimated average) - afterwards	0.7% per annum 1.9% per annum	0.7% per annum 1.9% per annum
• Discount rate	4.1% per annum	4.1% per annum
• Increase in remuneration:
- equal to or less than 40 years of age	2.9% per annum	2.9% per annum
- over 40 but equal to or less than 55 years of age	2.4% per annum	2.4% per annum
- over 55 years of age	1.9% per annum	1.9% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non- executives

Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”
Probability of disability	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%
Probability of resignation (in relation to the company):
• up to 40 years of age	3.0% - 4.0% in each year	3.0% - 4.0% in each year
• over 40 up to 50 years of age	1.5% - 2.5% in each year	1.5% - 2.5% in each year
• over 50 years of age	none	none
Probability of retirement:
• up to 60 years of age	35% (100% for women)	60% (100% for women)
• over 60 but less than 65 years of age	15% in each year	10% in each year
• at 65 years of age	100%	100%
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% in each year	3.0% in each year

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2009 and 2008, respectively, of 1,051 million euros and 1,112 million euros.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The effect on the income statement, included in employee benefits expenses, is as follows:

(millions of euros)	2009	2008

Current service cost (*)	°	°
Finance expenses	67	75
Net actuarial (gains) losses recognized during the year	(15)	(6)
Total expenses	52	69
Actuarial (gains) losses resulting from 2007 social security reform	-	-
Effective return on plan assets	n/a	n/a

(*) Following the above-described social security reform, the amounts accruing that are assigned to the INPS Treasury Fund or to the supplementary pension funds are recorded under “Employee benefits expense” in “Social security expenses” and no longer in “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees (equal, for the year, to 0.3 million euros).

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provisions for termination benefit incentives decreased 114 million euros due to the utilization of the provision for mobility under Law 223/91 accrued in 2008 by the Parent, Telecom Italia, Telecom Italia Sparkle, Olivetti. and Olivetti I-Jet.

Note 25 – Provisions

Provisions increased 170 million euros compared to December 31, 2008 and are composed of the following:

(millions of euros)	12/31/2008	Increase	Used through income statement	Used directly	Exchange differences and other changes	12/31/2009

Provision for taxation and tax risks	114	22	-	(31)	11	116
Provision for restoration costs	424	40		(10)	4	458
Provision for legal disputes	207	176	-	(93)	18	308
Provision for commercial risks	73	10	(2)	(10)	(1)	70
Provision for risks and charges on investments and corporate-related transactions	125	42	(1)	(15)	(1)	150
Other provisions	547	23	(3)	(10)	1	558
Total	1,490	313	(6)	(169)	32	1,660
of which:
non-current portion	692					735
current portion	798					925

Provision for taxation and tax risks increased 2 million euros compared to December 31, 2008. In particular, are reported the Parent’s utilizations equal to 20 million euros mainly in connection with the settlement of disputes with the Revenue Agency, through the assessment with adhesion procedure, for the 2004 tax period relative to the deductibility of some “TOP” and “Security” costs from income taxes and VAT.

Provision for restoration costs refers to the charge for the estimated cost to dismantle tangible assets and restore the sites of Telecom Italia S.p.A. and the Brazil Business Unit. This provision increased 34 million euros due to:

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

•

release to income statement of the finance expenses to reflect the passage of time (+19 million euros) and new accruals (+21 million euros);

•

the utilizations (-10 million euros);

•

the exchange differences of the Brazil Business Unit (+18 million euros) and the effects on the change of the charges’ estimation (-14 million euros).

Provision for legal disputes increases mainly for the accruals carried out from Telecom Italia S.p.A. related to the disputes ongoing.

Other provisions for risks and charges increased 11 million euros. The provision includes accruals set aside in respect of the Telecom Italia Sparkle case: at December 31, 2009, the provision for risks and charges accrued in total amounts to 507 million euros and is provided to meet tax (VAT illegally deducted and the relative interest and penalties) and legal risks and charges. Further details are provided in the Note “Restatement for errors and changes in accounting policies”.

Note 26 – Miscellaneous payables and other non-current liabilities

Miscellaneous payables and other non-current liabilities decreased 455 million euros compared to December 31, 2008. The composition is as follows:

(millions of euros)	12/31/2009	12/31/2008

Payables to social security agencies	137	339
Capital grants	84	92
Deferred income	850	936
Income tax payables (*)	-	162
Other payables and liabilities	13	10
Total	1,084	1,539

(*) Analyzed in the Note "Income tax payables”.

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992.  Details are as follows:

(millions of euros)	12/31/2009	12/31/2008

Non-current payables:
Due from 2 to 5 years after the balance sheet date	108	304
Due beyond 5 years after the balance sheet date	29	35
	137	339
Current payables	228	217
Total	365	556

With reference to the payable for pension fund integration under Law 58/1992, since 2009, the increase in short-term items (principal and interest) in comparison to medium/long-term items (only principal) is largely due to the extinguishment of payables relating to employees of the former Iritel, the last installment of which (in total expected to amount to approximately 110 million euros) will be paid in October 2010.

Deferred income includes 558 million euros (634 million euros at December 31, 2008) for the deferral of revenues from the activation of Telecom Italia S.p.A. telephone service and 283 million euros (285 million euros at December 31, 2008) for the deferral of revenues from the sale of transmission capacity, referring to future years.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 27 – Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased 420 million euros compared to December 31, 2008 and are composed of the following:

(millions of euros)		12/31/2009	of which Financial Instruments	12/31/2008	of which Financial Instruments

Payables on construction work	(A)	24		26
Trade payables:
- Payables to suppliers		4,689	4,689	5,083	5,083
- Payables to other telecommunication operators		1,326	1,326	1,514	1,514
	(B)	6,015	6,015	6,597	6,597
Tax payables	(C)	651		582
Miscellaneous payables and other current liabilities:
- Payables for employee compensation		440	440	423	423
- Payables to social security agencies		421		418
- Trade and miscellaneous deferred income		883		906
- Advances received		26		21
- Customer-related items		1,109	238	1,126	279
- Payables for TLC operating fee		30		22
- Dividends approved, but not yet paid to shareholders		22	22	22	22
- Other current liabilities		326	235	314	219
- Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		147		184
- Provisions for current portion expected to be settled within 1 year		925		798
	(D)	4,329	935	4,234	943
Total	(A+B+C+D)	11,019	6,950	11,439	7,540

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Trade payables (all due within 1 year) amounting to 6,015 million euros (6,597 million euros at December 31, 2008) mainly refer to Telecom Italia S.p.A. (4,161 million euros) and the companies in the Brazil Business Unit (1,219 million euros).

Tax payables particularly refer to Telecom Italia S.p.A. for a total of 374 million euros and to companies in the Brazil Business Unit for 244 million euros.

Other current liabilities include a non-financial hedge derivative of the company Elettra S.p.A. for an amount of 1 million euros related to the hedge of time charters and purchase of bunker fuel.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 28 – Income tax payables

Income tax payables decreased 1,139 million euros compared to December 31, 2008 and are composed as follows:

(millions of euros)	12/31/2009	12/31/2008

Medium/long term income tax payables (substitute tax)	-	162
Current income tax payables:
- Substitute tax	165	215
- Income tax	118	1,045
	283	1,260
Total	283	1,422

These mainly refer to:

-

payables for the third installment of the substitute tax for the tax realignment, carried out pursuant to Law 244 dated December 24, 2007 (165 million euros);

-

TIM Brasil Group payable (39 million euros);

-

IRES payable generated by the Telecom Italia Group consolidated national tax return for the year 2009 (33 million euros);

-

IRAP payable by the Parent, Telecom Italia for the year 2009 (25 million euros);

-

payable by the Parent, Telecom Italia, generated by the assessment with adhesion procedure agreed with the Revenue Agency, which became final (13 million euros).

The reduction from December 31, 2008 is for the most part due to the payment of  the full amount of IRAP payable of the Parent, and of the full amount of IRES payable on  Telecom Italia domestic tax unit for the year 2008; the payment of the second installment of the substitute tax for the tax realignment of part of the excess of off-book deductions existing at December 31, 2007; the payments by the Parent, Telecom Italia, relating to the assessment with adhesion procedure agreed with the Revenue Agency at the end of 2008 to partly close the dispute for the period 2002/2006; the payment of the agreement reached with the Revenue Agency to close the tax dispute relating to the assessment of Blu, merged in Tim in 2002.

Note 29 – Contingent liabilities, other information, commitments and guarantees

This section illustrates the main judicial, arbitration and tax proceedings in which the Telecom Italia Group companies were involved as of  December 31, 2009.

Provisions for 660 million euros made by Telecom Italia S.p.A. for disputes, which are described below, for which an adverse outcome is deemed likely. Of this sum, 507 million euros refer to liabilities related to the Telecom Italia Sparkle case. Furthermore, the disputes settled in 2009, which were mentioned in the 2008 consolidated financial statements, did not have a significant impact on the 2009 consolidated results.

►

a) Contingent liabilities

Telecom Italia Sparkle – Relationships with  I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: the Rome Prosecutor’s investigation.

As already indicated in “Restatement for errors and changes in accounting principles”, reference to which is made for a description of the impacts on the Parent Company’s results, on February 23, 2010 the Finance Police, at the behest of the Prosecutor’s Office of Rome (“Prosecutor”), served Telecom Italia Sparkle with:

a)

An order setting a fast track hearing procedure concerning the “request to apply the measure to prohibit  [……]  from performing activities and to be replaced with a judicial commissioner” pursuant to Legislative Decree 231/2001;

b)

A warrant to seize approximately 298 million euros as an interim measure.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The Prosecutor accused certain former directors and former and current employees of Telecom Italia Sparkle of transnational conspiracy, tax evasion in cooperation with third parties, transnational money laundering, reinvestment of proceeds from criminal activities and bogus registration of assets. The charges of transnational conspiracy, transnational money laundering and reinvestment of profits from criminal activities also constitute predicate offenses for administrative liability pursuant to legislative Decree no. 231/2001.                                                                                      In view of the hearing, Telecom Italia Sparkle filed a defense brief, to argue the lack of grounds for the application of the interim measure. Moreover, in its discussions with the Prosecutor, the Company:

a)

gave evidence of the replacement of its Executive Directors, of the suspension of the employees involved in the proceedings and still employed, as well as the dismissal of the employees in custody;

b)

filed a resolution of the Board of Directors on March 1, 2010 covering (i) the engagement of an independent professional (Prof. Paolo Ferro-Luzzi) to determine, among other things, whether the Company had adopted and implemented the organizational instruments under Legislative Decree no. 231/2001 and (ii) the ensuing effort by the Company to carry out the improvement recommendations made by such independent professional;

c)

filed with the Prosecutor a petition to cancel the request to place the Company under a judicial commissioner, together with, among others:

1.

a guarantee in favor of the Judicial Authority for approximately 72 million euros. This bond represents a guarantee for the Prosecutor, in case of an irrevocable ruling with an order to seize, pursuant to Legislative Decree 231/2001, the amount that should be identified as profits of criminal activities alleged in relation to this case;

2.

a guarantee in favor of the Tax Authority for approximately 123 million euros, representing the difference between the sum already seized to reflect VAT credits claimed for fiscal years 2005, 2006 and 2007 (approximately 298 million euros), and the maximum amount that could be due in relation to the definition of the company’s tax position with respect to the above VAT, by virtue of an acceptance or a settlement with procedure the Italian Revenue Agency. This bond, which is payable on first demand, has been issued with a view to reaching a settlement with the Italian Revenue Agency. The obligations related to any such settlement will be fulfilled mostly after a petition for the release and ensuing payment, to the Italian Revenue Agency, of the sum of approximately 298 million euros, which was seized by order of the preliminary investigation judge (“GIP”)

3.

a preliminary overview of the activities carried out by Prof. Paolo Ferro-Luzzi, prepared upon request of Telecom Italia Sparkle,   with respect to the Company’s corporate governance, organization and control, operations and the “231 Compliance Program”.

In light of the above initiatives, on April 2, 2010, the Prosecutor withdrew the request submitted to the preliminary investigation judge to appoint a judicial commissioner for Telecom Italia Sparkle. On April 6, the preliminary investigation judge issued an order to indicate that there was “no case to answer” with respect to the above request to appoint a judicial commissioner for Telecom Italia Sparkle.

Considering the early stages of the proceedings, the complexity of the case and the substantial quantity of documents collected by the Prosecutor’s Office over many years by virtue of its own power and authority – which documents are still under review – as of this writing the Company cannot provide any guidance as to the final outcome of the proceedings. However, while an unfavorable outcome cannot be ruled out in principle, Telecom Italia Sparkle will pursue its defense with the utmost vigor, to prove its innocence against the charges brought by the Prosecutor. As to the effects determined by an unfavorable ruling for the proceedings related to Legislative Decree 231/2001, in addition to administrative fines (the amount of which would be low) and interdictive measures, sanctions would include the seizure of the profits of criminal activities. According to the case made by the Prosecutor, and without considering the effect of the Company’s defense arguments, such profits would amount to 72 million euros (a sum that is already covered by the above bond).

With respect to the tax risk associated with the events in question, it is noted that reference was made in the 2007 consolidated financial statements and in the 2008 half-yearly accounts  to an investigation under way on two suppliers in connection with an alleged VAT fraud. At that time, based on technical reasons provided by Telecom Italia Sparkle’s management and after it had obtained positive opinions from external consultants, Telecom Italia S.p.A. thought  that it had operated in accordance with the law and that, therefore, there were no contingent tax liabilities.

The information and documents available after February 2010, following the investigative activities of the Judicial Authority by virtue of its own powers and authority, brought to light additional elements, thus making it

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

possible to  have a more thorough knowledge of the events analyzed in 2007, due to information that was not known back then.

Thus, it is likely that the Prosecution’s case will focus on improperly claimed VAT credits in transactions with the above suppliers for 2005, 2006 and 2007. Accordingly, discussions are under way with the Italian Revenue Agency to settle the matter, with an estimated settlement amount – inclusive of taxes and interest (but excluding sanctions) – of approximately 421 million euros.

Still with respect to the VAT fraud, there is a risk that the Italian Revenue Agency might also claim back IRES and IRAP taxes. Based also on the opinion of authoritative tax professionals, this risk is only possible.

Following further reviews of Telecom Italia Sparkle’s 2005-2009 fiscal years, additional provisions for approximately 14 million euros were made to cover the tax risks deemed likely in connection with restated transactions.

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still pending before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. Plaintiff is seeking compensation for approximately  1,070 million euros.

Fastweb’s lawsuit is based on the order issued by the Court of Appeal of Milan on May 16, 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct.

Telecom Italia filed a formal challenge against Fastweb’s claims

VODAFONE

Proceedings are still under way before the Court of Appeal of Milan in the action brought by Vodafone in July 2006,  seeking compensation for losses set originally at  525 million euros and subsequently raised to 759 million euros. Plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor. According to Vodafone, Telecom Italia’s alleged abusive conduct  involved residential and business customers and was illegal also because it broke the law on personal data protection.

Telecom Italia filed a formal challenge against Vodafone’s allegations and the grounds for  its claims.

EUTELIA E VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers). Plaintiffs seek compensation of approximately 730 million euros for losses suffered.

These proceedings were initiated as plaintiffs sought relief before the Court of Appeal of Milan, which ordered Telecom Italia to cease and desist from certain alleged abuses of dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus. Specifically, the matter refers to Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users of non-geographical number services.

Telecom Italia appeared to ask the Court to dismiss plaintiffs’ claims.

TELEUNIT

On October 29, 2009 Teleunit filed a complaint  before the Court of Appeal of Milan alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers and Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users). Plaintiff seeks compensation of approximately 362 million euros for losses suffered.

Telecom Italia filed a formal challenge to dispute plaintiff’s claims.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

BT ITALIA

In October 2009 BT Italia filed a lawsuit over Telecom Italia ’s alleged abuse of dominant position in the business segment of the wholesale fixed-to-mobile termination market. Plaintiff seeks compensation of 419 million euros.

BT Italia, basing its claim on the findings of proceedings AGCM c.d. A/357 by the national telecommunications Authority, attributed the alleged loss suffered (i) to the difference between the wholesale termination prices that BT Italia paid in accordance with the regulated maximum prices on Telecom Italia’s mobile network and the lower price extended by Telecom Italia’s commercial retail department to its customers; (ll) to the loss of earnings due to the application to its customers of below-cost prices for the same termination services, so as to maintain its competitiveness in the market; (iii) to the loss of market share.

Following Telecom Italia’s filing of a formal challenge in March 2010, the matter was settled out of court.

NOTICE OF COMMENCEMENT OF PROCEEDINGS RECEIVED BY TELECOM ITALIA S.P.A. FOR ADMINISTRATIVE OFFENSES UNDER LEGISLATIVE DECREE 231/2001

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, paragraph 4 of legislative decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of events involving former Company employees and consultants charged with a series of crimes, including – among others  - the offense, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives.

With the preliminary hearing pending, Telecom Italia submitted a request for the so-called sanction upon request (i.e. “plea bargaining”)   pursuant to article 63  of legislative decree 231/2001, after, in its capacity as employer, it provided compensation to the employees and former employees - whose personal information had been collected illegally and who had sued the company - and after it had settled with the government authorities that had filed a civil lawsuit against the Company all claims linked to the events covered by the penal proceedings.

The Prosecutor’s Office in Milan gave its formal consent to the procedure and now the request is pending before the Court.

Once it is handed down, the “plea bargaining” judgment will allow Telecom Italia to close the penal case against it. However, the Company’s civil responsibility pursuant to article 2049 of the Italian civil code is unchanged, due to the activities of certain former employees. With respect to the latter Telecom Italia considers possible the risk of any contingent liability arising from requests for compensation.

With reference to the losses suffered, the Company - together with Telecom Latam and Telecom Italia Audit and Compliance Services - filed a civil case against the former employees and third parties and has requested and obtained, among other things,  the seizure of one of the co-defendants’ assets worth over 15 million euros. The Company has also appointed external consultants to determine – on the basis of known events and events that are emerging and will emerge during the proceedings and elsewhere – whether there are the conditions to undertake action to seek compensation for any loss suffered.

OTHER TAX DISPUTES

In February and March 2009 - following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Italian Revenue Agency, as indicated in the 2008 Annual Report – the Company received notices disputing the income tax and VAT deductibility of certain “TOP” and “Security” costs for fiscal years 2002 and from 2004 to 2007.

To this end, the Company activated a procedure with the Italian Revenue Agency for a pre-litigation settlement agreement.  In December 2009 all claims related to fiscal year 2004 were settled.

ARGENTINA

Telecom Italia S.p.A. and Telecom Italia International N.V. are involved, in their capacity as shareholders of Sofora Telecomunicaciones SA (“Sofora”), in a large number of judicial and administrative proceedings initiated by  W de Argentina Inversiones SL (“Los W”), partners in Sofora, by SECOM (local telecommunication authority), CNDC (local Antitrust authority) and by the Secretaría de Comercio Interior (a body of the Ministry of the Economy).

Specifically, Los W brought several judicial cases against Telecom Italia S.p.A. and Telecom Italia International N.V.  in order to declare null and void the call options held by Telecom Italia International on the shares representing the 50% of the equity interest held in Sofora through a Call Option Agreement signed in 2003 and to have the court acknowledge the existence of a conflict of interests for the companies of the Telecom Italia

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Group and the directors of the Telecom Argentina Group designated on indication of the Telecom Italia Group. On the other hand, the local government authorities, in light of alleged distortive effects on competition in the Argentine market deriving from the so-called Telco Transaction, adopted a number of resolutions aimed, among other things, to suspend the exercise of “derechos politicos” (“political rights”) by the companies of the Telecom Italia Group and their representatives in the Telecom Argentina Group and, most of all, to have the Telecom Italia Group sell its equity interest in Sofora, setting the terms and indicating the possibility of investigative actions and sanctions to ensure completion of the divestment.

Telecom Italia S.p.A. and Telecom Italia International N.V. challenged judicially Los W’s claims and the resolutions adopted by the local authorities, each within its purview, against the Group companies, obtaining, in general,  favorable rulings in the cases where the competent Courts made a decision. In particular, attention is called, for its importance, to the ruling issued on February 1, 2010 (see below) by the Criminal Economic Court of Appeal of Buenos Aires which declared null and void Resolution 483/09 dated August 25, 2009, which had ordered Telecom Italia S.p.A. and Telecom Italia International N.V. to fully divest their interests in Sofora, including the call options, within one year and authorized the CNDC to set out within 60 days the terms and procedures for the divestment process.

Details of the disputes and the legal proceedings, as well as the current status for each of them, are provided below.

* * *

On 27th June, 2008 Los W initiated proceedings against Telecom Italia International before the Commercial Court of Buenos Aires for the call option agreement signed in 2003 by Telecom Italia Internationaland Los W (Call Option Agreement) to be declared null and void due to an alleged subsequent conflict with Argentine corporate law. The existence of the dispute was recorded in Sofora’s shareholder register. Telecom Italia International filed its own defence brief requesting the Court to reject the counterparty’s claim as unfounded. The proceeding is still in its pre-trial phase.

* * *

On 6th October, 2008 Los W and its shareholders filed a lawsuit against Telecom Italia and Telecom Italia International, as well as certain directors of the Telecom Argentina Group companies designated on indication of Telecom Italia, before the Commercial Court of Buenos Aires. The plaintiffs requested that the Court declare the existence of an alleged permanent conflict of interest affecting Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina group designated on indication of Telecom Italia, and determined by the alleged de facto control of Telecom Italia − and consequently of Telecom Argentina − by Telefónica S.A., (which controls also Telecom Argentina’s main competitor, Telefónica de Argentina S.A.), following the Telco S.p.A.’s acquisition of 100% of Olimpia S.p.A. share capital (Telco Transaction).

In December 2008, Telecom Italia and Telecom Italia International filed their defence brief requesting that plaintiff’s arguments and claims be rejected.

***

On 15th April, 2009 the Administrative Court of Appeal of Buenos Aires served Telecom Italia and Telecom Italia International with a precautionary measure granted inaudita altera parte to the Dracma Group and Los W. This measure suspended Telecom Italia International’s rights under the Call Option Agreement, as well as any act of disposal thereunder (in particular the assignment of the agreement to third parties), until SECOM (the Argentine telecommunication authority) rules on the Telco Transaction or until the Court rules on the merits of the action that the Dracma Group and Los W will have to bring to obtain a declaratory judgment confirming the validity of the obligations set out by SECOM Note 1004/08 (see below).

On 5th August, 2009 Telecom Italia and Telecom Italia International filed an extraordinary appeal (Recurso extraordinario) before the Argentine Supreme Court against such precautionary measure. As the submission of such appeal to the Supreme Court was rejected by the judge a quo, on 30th September, 2009 Telecom Italia and Telecom Italia International filed a direct appeal (Recurso de queja) with the Supreme Court.

* * *

On 31st August, 2009 the Administrative Trial Court of Buenos Aires served Telecom Italia, Telecom Italia International and the companies of the Telecom Argentina Group with two precautionary measures issued – on 26th and 28th August inaudita altra parte - upon request of Los W, ordering:

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

(i)

to maintain the status quo existing prior to the Telco Transaction and imposing on Telecom Italia and Telecom Italia International, as parties to the shareholders agreement with Los W (the “Shareholders Agreement”) and the Call Option Agreement, to refrain from taking any action under these agreements, including the exercise, the assignment or disposal of any right under the Call Option Agreement;

(ii)

 to suspend the exercise of the “derechos politicos” of Telecom Italia and Telecom Italia International under the law, Bylaws or Shareholders Agreements in the companies of the Telecom Argentina Group;

(iii)

 the suspension from their office of the directors of the companies of the Telecom Argentina Group designated on indication of Telecom Italia and/or Telecom Italia International; and

(iv)

 that such directors shall not be calculated in the quorum of the meetings of the boards of directors of the companies belonging to the Telecom Argentina Group.

Telecom Italia and Telecom International requested and obtained from the Civil and Commercial Court of Appeal the precautionary suspension of several meetings of the boards of directors of the companies of the Telecom Argentina Group, some of which had been unlawfully convened by Los W. Moreover, on 30th September, 2009 Telecom Italia and Telecom Italia International challenged the above mentioned two precautionary measures, which the Administrative Trial Court ratified on the same date upon Los W’s request.

On 6th November, 2009 the Administrative Court of Appeal of Buenos Aires rejected the appeal filed by Telecom Italia and Telecom Italia International and, on 24th November, 2009 both companies filed an extraordinary appeal (Recurso extraordinario) with the Argentine Supreme Court against such decision. The decision is pending.

* * *

On 6th October, 2009 Telecom Italia and Telecom Italia International filed an appeal with the Argentine Supreme Court, seeking a resolution of the conflict originated by the granting of the aforementioned precautionary measures and those issued by the Civil and Commercial Court of Appeal which, among others, suspend the effects of Resolution 44/09 of CNDC (see below), so that the latter shall prevail as a result of the exclusive competence of the Court of Appeal.

On 11th November, 2009 the Supreme Court requested from each competent Court the files relating to the above captioned administrative precautionary proceedings, as well as those connected to the Dracma proceedings (see above), and subsequently forwarded such Court files to the Attorney General in order to obtain an advisory opinion.

* * *

On 9 March 2010, the Administrative Trial Court of Buenos Aires, at the request of Los W, served Telecom Italia, Telecom Italia International and the companies of the Telecom Argentina Group with an order which, among others, ratified the measures issued on 26 and 28 August 2009 by the same Trial Court (see supra) and ordered their enforcement. On such basis the corporate books of Nortel, Telecom Argentina, Telecom Personal and Sofora were seized by a judicial officer and placed in the custody of the vice chairmen of each company. Telecom Italia and Telecom Italia International challenged the legality of such order and its coherence with decisions issued by the Civil and Commercial Court of Appeals of Buenos Aires.

ARGENTINA – SECOM

On 26th June, 2008 SECOM issued Note 1004/08, ordering Telecom Italia and Telecom Italia International to request SECOM’s prior authorisation before signing any agreement or performing any act that would result in:

(i)

any increase of their direct or indirect equity interests in the companies of the Telecom Argentina Group;

(ii)

the assignment to third parties of the rights of Telecom Italia and Telecom Italia International in respect of Sofora shares or rights related to the call options on Sofora shares; and

(iii)

the performance of acts of disposition of such rights that would distort competition and undermine the general economic interest.

SECOM’s order was based on the fact that Telefónica S.A. would have purportedly become a substantial shareholder in Telecom Italia – and consequently in Telecom Argentina – with the risk of distortive effects for competition in the telecommunication market.

On 11st August, 2008 Telecom Italia and Telecom Italia International filed a “Recurso jerarquico” before the

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Ministerio de Planificación Federal, Inversión Pública y Servicios against Note 1004/08, which is still pending.

* * *

On 30th December, 2008 SECOM issued Note 2573/08 whereby, among others, Telecom Italia and Telecom Italia International were ordered to refrain from carrying out any legal act that might entail a change in Sofora’s share capital or from transferring the rights related to the call options held by Telecom Italia International until SECOM rules on the Telco Transaction.

On 26th January, 2009 Telecom Italia and Telecom Italia International filed a “Recurso jerarquico” against such Note, with the Ministerio de Planificación Federal, Inversión Pública y Servicios, which is still pending.

ARGENTINA – CNDC

On 6th January, 2009, the CNDC (the Argentine antitrust authority) notified Telecom Italia and Telecom Italia International of Resolution 123/08, which prohibits the Telecom Italia Group from performing any action related to the exercise of the call options or the transfer of such options, until the CNDC rules on these call options in light of the Telco Transaction.

Telecom Italia and Telecom Italia International challenged the Resolution and filed an appeal seeking its reversal. Subsequently, on 28th January, 2009 (with Resolution 6/09) the CNDC refused to transmit the files related to the appeal to the Court having jurisdiction over it, declaring the absence of a prejudice to Telecom Italia and Telecom Italia International, as Resolution 123/08 had simply suspended the running of the terms for the exercise of the call options by Telecom Italia International, without undermining the company’s contractual rights.

Telecom Italia and Telecom Italia International considered Resolution 6/09 to be illegitimate and asked the Court to exercise its jurisdiction and examine the appeal against Resolution 123/08.

On 25th June 2009 the Civil and Commercial Court of Appeal of Buenos Aires affirmed its jurisdiction over the appeal and the case is still pending.

* * *

On 9th January, 2009 the CNDC notified Telecom Italia and Telecom Italia International of Resolution 4/09, which requires – among other things – that Pirelli & Co. S.p.A., Sintonia S.p.A. and Sintonia S.A. (as sellers) and Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. (as buyers of the entire share capital of Olimpia) to notify the Telco Transaction as, according to a preliminary analysis of the Authority, this would purportedly result in an economic concentration under the Argentine antitrust law.

Moreover, the foregoing resolution ordered the buyers to refrain from exercising their “derechos politicos” as direct or indirect shareholders of Telecom Italia, Telco, Olimpia, Telecom Italia lnternational, Sofora, Nortel and Telecom Argentina and their subsidiaries, including such rights deriving from shareholders’ agreements, until the CNDC adopts a decision on the Telco Transaction. According to a qualified opinion, this restriction should be interpreted as limited to the Argentine market. Moreover, with the same resolution, the CNDC ordered the directors and statutory auditors designated on indication of Telecom Italia in the companies of the Telecom Argentina Group to refrain from taking any action that would result in a violation of this Resolution.

***

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

On 3rd April, 2009 the CNDC issued Resolution 44/09, requiring:

(i)

that Telecom Italia, Telecom Italia International, the directors, officers and representatives of Telecom Italia and Telecom Italia International, and their direct and indirect shareholders, as well as the directors and statutory auditors designated on indication of Telecom Italia and Telecom Italia International in the companies of the Telecom Argentina Group should have refrained and should refrain from adopting decisions or giving instructions that entailed or would entail in the future, directly or indirectly, the exercise of “derechos politicos” (including such rights deriving from shareholders’ agreements in the companies of the Telecom Argentina Group);

(ii)

the reversal, as of 9th January 2009, of decisions adopted by corporate bodies or directors of the Telecom Argentina Group which implied the exercise of such “derechos politicos”.

The Telecom Italia Group filed an appeal against this decision before the Civil and Commercial Court of Appeal of Buenos Aires, which has ordered that the shareholder meetings of Nortel and Telecom Argentina be suspended and that the boards of directors of Sofora and Nortel refrain from discussing matters to be submitted to the shareholder meetings of the Telecom Argentina Group. On 27th July, 2009 the same Court granted to Telecom Italia Group the request for precautionary suspension of the effects of Resolution 44/09.

The appeal against the petition to reverse the ruling of 27th July, 2009 filed by the Ministerio de Economía y Finanzas Públicas is pending.

* * *

On 26th May, 2009 the CNDC issued Resolution 64/09, ordering:

(i)

the re-establishment of the “Consejo de Direccion” of Telecom Argentina which had previously been dissolved;

(ii)

 the unwinding of certain organisational changes in Telecom Argentina;

(iii)

 the grant of a term of five-days for certain directors of Telecom Argentina to submit evidence against their alleged violation of the CNDC orders on the suspension of “derechos politicos”.

Telecom Italia, Telecom Italia International, the companies of the Telecom Argentina Group and its directors challenged this Resolution.

On 10th June, 2009 the Civil and Commercial Court of Appeal of Buenos Aires ordered the suspension in the meeting of the board of directors of Telecom Argentina scheduled on 12th June 2009, of the discussion of the item on the agenda related to the implementation of the provisions set forth by Resolution 64/09.

On 22nd October, 2009 the Criminal Economic Court of Appeal of Buenos Aires, to which the CNDC had transmitted the files related to the appeal submitted by Telecom Italia and Telecom Italia International against Resolution 64/09, granted such appeal and declared the Resolution null and void.

On 23rd November, 2009 Telecom Italia, Telecom Italia International, the companies of the Telecom Argentina Group and its directors were served with an extraordinary appeal (“Recurso Extraordinario”) filed by CNDC with the Supreme Court against the above mentioned nullity decision.

On 17th December, 2009 the Criminal Economic Court of Appeal of Buenos Aires admitted the extraordinary appeal to the Supreme Court filed by CNDC against the above mentioned decision on the nullity of Resolution 64/09. The proceeding is pending.

* * *

In the framework of the antitrust proceeding related to the Telco Transaction, the SECOM rendered an opinion to the CNDC on 23rd July, 2009 which stated that the Telco Transaction would result in violation of several telecommunication rules, and thus recommended the CNDC not approve it.

* * *

On 25th August, 2009 the Secretária de Comercio Interior (SCI) adopted Resolution 483/09 whereby, as recommended by CNDC’s Dictamen 744/09 attached to the Resolution:

(i)

it conditions the approval of the Telco Transaction to the full divestment of Telecom Italia’s direct and indirect participation in Sofora, as well as divestment of all  Telecom Italia’s rights in the Telecom Argentina Group, including the call options under the Call Option Agreement;

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

(ii)

it authorises the CNDC to establish, within 60 days, the terms and conditions of the divestment process, which shall take place in any case within one year;

(iii)

it requires, within 60 days, the CNDC to rule on whether fines should be applied in relation to the delay in notifying the alleged concentration that took place through the Telco Transaction, their amount and on whom they should be inflicted.

On 16th September, 2009 Telecom Italia and Telecom Italia International challenged Resolution 483/09 before the CNDC, requesting its suspension and annulment and requesting also that the proceeding be transmitted to the Civil and Commercial Court of Appeal of Buenos Aires, in front of which both companies had initiated a proceeding (“accion autosatisfactiva”) to obtain urgent relief in order to suspend the effects of the said Resolution.

On 9th October, 2009, the CNDC accepted the request for transmittal of the file, sending the same to the Criminal Economic Court of Appeal.

On 16th October, 2009 the Civil and Commercial Court of Appeal stayed the proceeding until the Argentine Supreme Court resolved the conflict of jurisdiction between the Civil and Commercial Court and the Criminal Economic Court of Appeal.

On 19th November, 2009 the SCI extended for a further 60 days the term allowed to CNDC to set forth the terms and conditions of the divestiture of the participation held in Sofora as well as all the rights in the Telecom Argentina group including the call options. Such extension applied also to the issuance by CNDC of the decision on possible sanctions to be imposed in relation to the delay in notifying the act of concentration allegedly implemented through the Telco Transaction.

On 23rd December, 2009, however, the Criminal Economic Court of Appeal confirmed its intention to rule on the appeal.

On 30th December, 2009 the Civil and Commercial Court of Appeal of Buenos Aires declared its competence to hear the appeal against SCI Resolution 483/09, inviting the Criminal Economic Court of Appeal – before which such appeal is currently pending – to refrain from deciding on the matter. On 1st February, 2010, the Criminal Economic Court of Appeal declared Resolution SCI n.483/09 null and void.

As per Resolution 82/2010 of the Argentine Ministerio de Economía y Finanzas Públicas and Resolution 14/2010 of the Secretaría de Política Económica (see below), SCI Resolution 483/09 was abrogated, and the Government expressly relinquished its right to appeal the decision on the annulment of such Resolution.

***

In application of what was provided for in SCI Resolution 483/09, and before its  annulment, on 6th January, 2010 SCI issued Resolutions 2/10 and 3/10 whereby, following CNDC recommendations (Dictamen 775 and Resolution 1/10), it respectively (i) imposed fines on the parties of the Telco Transaction for the delay in notifying to the Argentine Antitrust authority the alleged economic concentration that took place through the Telco Transaction and (ii) provided terms and modalities for the full divestment of Telecom Italia’s direct and indirect participation in Sofora, as well as divestment of all  Telecom Italia’s rights in the Telecom Argentina Group, including the call options under the Call Option Agreement. In such respect SCI has mainly:

(i)

established a timeline for the divestiture procedure that provides for a first phase (which was to end on 25th February, 2010) to procure the signing of the agreements for the disposal to third parties of the investment held in Sofora together with the call options, and for a subsequent period of time (until 25th August, 2010) for the completion of the transaction which will be subject to the supervision and prior authorisation of CNDC;

(ii)

imposed on the addressees of the Resolution the obligation to cooperate with and to inform SCI/CNDC on the divestment process;

(iii)

granted Argentine regulatory authorities which ultimately are in charge of the approval of the divestment procedure, with a supervisory role and wide investigation, intervention and sanction powers in order to secure the completion of the divestiture.

On 13th January, 2010 Telecom Italia and Telecom Italia International filed a “Recurso de apelación” before CNDC seeking the suspension and reversal of Resolutions SCI 3/10 and CNDC 1/10. Such Recurso was preliminarily granted by CNDC, which ordered its transmission to the competent court.

On 13th January 2010, both companies also filed a motion before the Civil and Commercial Court of Appeal of Buenos Aires seeking the suspension of the aforementioned SCI/CNDC Resolutions, pending a decision on the validity of the restrictions imposed by SCI/CNDC. This motion was granted on 15th January, 2010, suspending the effects of the aforementioned Resolutions with an interim measure which was appealed by CNDC, both through a motion for reconsideration, eventually rejected, and a “Recurso extraordinario” before the Supreme Court.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

As per Resolution 82/10 of the Argentine Ministerio de Economía y Finanzas Públicas and Resolution 14/10 of the Secretaría de Política Económica (see below), SCI Resolution 3/10 was abrogated.

* * *

On February 22, 2010 the Argentine Ministry of Economy and Public Finance issued Resolution 82/10 by which it appointed the Secretaría de Política Económica (SPE, a  subdivision of the Ministry) in order to take all the measures in the context of the antitrust proceeding, following the indications of the Criminal Economic Court of Appeal decision dated February 1, 2010  - which annulled SCI Resolution 483/09 – (see supra) and in compliance with the local antitrust law.

Subsequently, with Resolution 14/10 dated February 22, 2010, the SPE has, inter alia(i) confirmed that the Telco Transaction is subject to notification under antitrust law, (ii) abrogated SCI Resolutions 483/09 and 3/10 and (iii) instructed the CNDC to take all measures to adapt the Telco antitrust proceeding following what provided for by the Criminal Economic Court of Appeal decision.

Following the above, on February 25, 2010 CNDC issued Resolution 30/10 which – inter alia – granted Telecom Italia and Telecom Italia International 15 days to access the file of the antitrust proceeding and submit their comments.

On March, 1 2010 Telecom Italia and Telecom Italia International appealed Resolutions 82/10, 14/10 and 30/10 seeking their nullity and suspension. The same companies also requested the removal of the officers of the various bodies who participated in the issuance of the above mentioned Resolutions.

* * *

On 17th December, 2009, the U.S. Securities and Exchange Commission requested that Telecom Italia provide, on a voluntary basis, documents related to the potential sale to third parties of the participation of the Telecom Italia group in Telecom Argentina. Telecom Italia is cooperating with the voluntary request.

BOLIVIA – ENTEL

Following a series of measures adopted since March 2007, on 1st May, 2008 the Bolivian government issued a Supreme Decree to nationalise the participation acquired in 1995 by the Telecom Italia Group  (through the Dutch vehicle ETI) in Entel S.A. The Decree set out a 60-day period to determine a price for the nationalised shares, after deducting all Entel’s recorded and contingent liabilities. To date the Bolivian Government has not set a price for or provided any compensation for the expropriation.

In October, 2007, after failing to settle the matter amicably, ETI filed for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington D.C., on the basis of the violation of the Bilateral Treaty for the Promotion and Protection of Investments between Bolivia and The Netherlands and seeking compensation for damages for the losses incurred as a result of the measures adopted by the Bolivian government; on 31st October, 2007 ICSID registered the request.

Bolivia filed a motion to question the jurisdiction of the Arbitration Court over the case, after having denounced the ICSID convention after ETI submitted its claim.

Following the motion questioning ICSID’s jurisdiction, on 14th October, 2009, ETI notified the Bolivian government with the request for a new arbitration by which it commenced a so-called “ad hoc” arbitration proceedings, on the basis of the Bilateral Treaty for the Promotion and Protection of Investments between Bolivia and The Netherlands, to determine whether the measures taken by the Bolivian government constituted a violation of such Treaty and to seek compensation for the damages suffered.

On 21st October, 2009 ETI and Bolivia reached an agreement to terminate the ICSID arbitration proceedings, appointing a new Arbitration Panel composed of the same arbitrators as those of the ICSID Arbitration Court.

The “ad hoc” proceedings are continuing under the terms and conditions set forth by the established Arbitration Panel.

GERMANY – AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia that they had initiated arbitration proceedings before the Paris International

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Chamber of Commerce (“ICC”) in relation to the contract for TIDE’s acquisition of the broadband assets of the AOL Time Warner Group in Germany, signed in September 2006 and completed in February 2007.

The aim of the request for arbitration is to obtain:

(i)

a ruling that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

(ii)

an order for defendants to cause HanseNet (the German company controlled by TIDE that currently manages the services provided to BYOA customers) to return to AOL the amount invoiced to customers for the above services (approximately 2 million euros).

In February 2009, Telecom Italia and TIDE filed their own briefs and cross-claims, requesting AOL – after determining that the BYOA customers had to be sold by AOL - to transfer them, where this is still possible, and in any case to disgorge the revenues generated from these customers collected by AOL or provide compensation for the loss suffered.

The arbitration proceedings is are under way in their pre-trial phase.

GREECE – DELAN

In 2005, Tim International (merged into Telecom Italia International as of June 27, 2008) sold the entirety of its interest held in Tim Hellas pursuant to a Stock Purchase Agreement executed on 3rd April,in 2005 (SPA). According to said agreement, Tim International agreed to indemnify the buyer against certain potential liabilities existing as of the date of the execution of the SPA, among which an arbitration between Tim Hellas and Delan Celular Services S.A.(Delan) started in 1998.

In July 2006, Tim Hellas (which changed its corporate name into Wind Hellas) notified Tim International that the Greek Arbitrational Panel had issued a decision on the case in favor of Delan and awarded damages against Wind Hellas for a total amount of 52 million euros including interests. Wind Hellas challenged this decision, seeking its nullity, before the Athens Court of Appeal and, in October 2007, informed Tim International that the Athens Court of Appeal had quashed the award of the Arbitration panel.

In March 2008 Wind Hellas informed Tim International that Delan (now Alpha Digital Television) had challenged the decision of the Court of appeal before the Greek Supreme Court, claiming the failure to perform the notification. Subsequently Tim International, in accordance with the provisions of the SPA, decided to take over the defence of Wind Hellas before the Supreme Court.

In September 2008, the Supreme Court issued a decision rejecting the challenge of Delan and confirming the voidance nullity of the award.

In March 2009, Wind Hellas informed that Carothers Ltd, the successor of Alpha Digital (which in turn was successor of Delan), communicated to Wind Hellas and the arbitrators of its intention to continue with the arbitration in order to obtain a new award from the same arbitration panel.

Subsequently, in October 2009 Wind Hellas has informed that Carothers had initiated legal proceedings against it, requesting the payment of about 270 million euros.

In December 2009, Wind Hellas served Telecom Italia International with an impleader for compulsory intervention in connection with the proceeding initiated by Carothers, by virtue of the indemnification obligation  provided for in the SPA.

In January 2010, Wind Hellas served Telecom Italia International with a further impleader (informing also Telecom Italia) in connection with a motion filed by Carothers seeking a provisional measure for an attachment on Wind Hellas assets for an amount of about 360 million euros. Afterwards, Telecom Italia and Telecom Italia International were served by Wind Hellas with a notification to attend a hearing in connection with a new precautionary proceeding commenced by Carothers against Wind Hellas, having the same object as the one described above, although before a different Court.

Telecom Italia Group is evaluating any action to be taken in order to protect its interests in the above mentioned actions.

OTHER LIABILITIES RELATED TO SALE OF ASSETS AND COMPANIES

In connection with agreements signed also in the early months of 2010 for the sale of assets and companies, the Telecom Italia Group indemnified buyers against liabilities arising mainly from legal, tax, pension and labor matters for amounts equal to a certain percentage of the selling price.

Given the foregoing contingent liabilities, amounting to approximately 1,200 million euros, provisions were made for 140 million euros for cases where payment is deemed likely.

Furthermore, the Telecom Italia Group provided other indemnifications without a limit for the potential payments involved. Currently, the sums that the the Telecom Italia Group might be called upon to pay in future

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

with respect to these indemnification provisions  cannot be estimated.

DISPUTES  CONCERNING LICENSE FEES FOR 1994-1998

Proceedings are still pending in relation to the request to the Ministry of Communications to reimburse Telecom Italia and TIM for the license fees paid for 1994-1998.

►

b) Other information

LICENSE FEE FOR 1998

In March 2009 Telecom Italia filed an appeal with the Council of State against a ruling by the Lazio Regional Administrative Court (TAR) which rejected the Telecom Italia Group’s request to be repaid the 1998 license fee despite the favorable decision of the EU Court of Justice of February 23, 2008 on the preliminary ruling question raised by the Lazio Court.

In particular, in 2003 Telecom Italia and TIM had brought separate actions before the Lazio TAR to determine their right to obtain repayment of the license fee for 1998 (equal to 386 million euros for Telecom Italia and  143 million euros for TIM, plus interest) in light of the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licenses in the field of telecommunications services and the Italian law that had extended to 1998 the obligation for telecommunications operators to pay the annual license fee.

The Council of State rejected the appeal to overturn the decision of the Lazio TAR, with ruling no. 7506/09.

The Company is considering other initiatives to protect its rights.

MOBILE TELEPHONY: DEALER INVESTIGATION

The activities started in 2008 to check prepaid sim cards  incorrectly associated with an ID card continued in 2009. This process led, in 2009 alone, to the termination of roughly 2.9 million cards and the regularization of over 760,000 cards.

During the year the processes and procedures to activate prepaid cards were reviewed. In particular, to ensure that newly activated sim cards are matched to proper ID cards, a new software application has been implemented which enables the sim card only when the system ascertains the presence of an ID card. The activity to control the proper implementation of the process to activate prepaid cards has been optimized through the following initiatives: a) transfer of the Commercial Compliance function from the sales structure to the Group Compliance function; b) full review of the specific system to control the activity through the definition of first-level controls by the Consumer Department and second-level controls by the Commercial Compliance function; c) issue of new procedures governing in detail the activities to check whether the documentation is available in the system, the quality of the documentation filed, the raising of thresholds, multiple registrations within the threshold. Closer scrutiny has been implemented on the quality of the documents filed and new procedural and IT solutions are being considered to optimize the qualitative level of the documents during the application phase.

Furthermore, for the protection of customers, a new software application has been developed which sends a “welcome sms” on all the lines registered in the customer’s name as soon as a new line is activated under the customer’s name. This will put customers in a position to report immediately any improper use of their personal data.

►

c) Commitments and guarantees

Sureties were provided - for a total of  197 million euros, net of back-to-back guarantees received for 158 million  euros– by Telecom Italia on behalf of associated companies (16 million euros) and other third parties for medium/long-term financial transactions.

Furthermore, the equity interest in Tiglio I (47.80%) was pledged with the lenders of this associated company.

Purchase and sale commitments outstanding at December 31, 2009 for 150 million euros and 2 million euros, respectively, refer to obligations to be fulfilled in connection with transactions that are not typically part of the Group’s “operating cycle”. Purchase commitments include obligations for 147 million euros related to the DVB-H contracts entered into by Telecom Italia with the main domestic television operators (particularly the Mediaset Group and Sky Italia) to provide the “TIM TV” service.

The Parent Company, Telecom Italia, issued “weak” comfort letters, for a total of 34 million euros, on behalf of ETECSA for vendor financing.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Sureties were provided by third parties to Group companies, amounting to 3,468 million euros, to guarantee financing received (2,283 million euros) and perforrmance under contracts outstanding (1,185 million euros).

 Details of the main surety bonds at December 31, 2009 are as follows:

Issuer	Amount (millions of euros)

BBVA - Banco Bilbao Vizcaya Argentaria	789
Intesa SanPaolo	295
Sumitomo	129
Banca Nazionale del Lavoro	242
Bank of Tokyo - Mitsubishi UFJ	252
Banco Santander	86

Other banks in favor of the EIB (1)	229
Others for guarantees related to the 3G service in Brazil	151

(1)For loans provided by the EIB to fund the following projects Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno. The guarantees provided, for 168 million euros, for the loan granted by the EIB for the Telecom Italia BroadBand France Project, which was repaid before maturity on February 27, 2009, are valid for 13 months after repayment, in accordance with the agreement for protection against any claw-back risk..

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d) Assets pledged as collateral for financial liabilities

The contracts for supported loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil group for a total equivalent amount of 744 million euros are guaranteed by a part of the receipts of those companies which pass through bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the companies, otherwise the funds are automatically transferred to accounts to which the latter have full access.

Note 30 – Revenues

Revenues decreased 1,837 million euros compared to 2008.  The composition is as follows:

(millions of euros)	2009	2008

Equipment sales	1,783	2,295
Services	25,380	26,702
Revenues on construction contracts	-	3
Total	27,163	29,000

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to 3,866 million euros (4,528 million euros in 2008, -14.62%) included in the costs of service.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 31 – Other income

Other income decreased 54 million euros compared to 2008 and is composed of the following:

(millions of euros)	2009	2008

Compensation for late payment of telephone services	71	86
Recovery of employee benefits expenses and services rendered	46	51
Capital and operating grants	49	42
Damage compensation, penalties and sundry recoveries	30	64
Other income	86	93
Total	282	336

Note 32 – Acquisition of goods and services

Acquisition of goods and services decreased 1,640 million euros compared to 2008 and consist of the following:

(millions of euros)		2009	2008

Acquisitions of raw materials and merchandise	(A)	1,852	2,707
Costs of services:
Revenues due to other TLC operators		3,866	4,528
Interconnection costs		50	58
Commissions, sales commissions and other selling expenses		1,409	1,443
Advertising and promotion expenses		603	528
Professional and consulting services		340	394
Utilities		408	434
Maintenance		365	345
Outsourcing costs for other services		482	501
Mailing and delivery expenses for telephone bills, directories and other materials to customers		91	101
Other service expenses		793	858
	(B)	8,407	9,190
Lease and rental costs:
Property lease costs		572	572
TLC line lease rent and rent for satellite system use		366	341
Other lease and rental costs		283	310
	(C)	1,221	1,223
Total	(A+B+C)	11,480	13,120

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 33 – Employee benefits expenses

Employee benefits expenses amount to 3,734 million euros, decreasing 380 million euros and consist of the following:

(millions of euros)		2009	2008

Payroll expenses
Wages and salaries		2,570	2,597
Social security expenses		942	944
Employee severance indemnities		52	69
Other employee benefits		100	92
	(A)	3,664	3,702
Temp work costs	(B)	21	38
Miscellaneous expenses for personnel and for other labor-related services rendered
Remuneration of personnel other than employees		9	9
Charges for termination benefit incentives		40	366
Other		-	(1)
	(C)	49	374
Total	(A+B+C)	3,734	4,114

The reduction in payroll expenses and temp work costs is mainly due to lower expenses as a result of a contraction in the average number of the salaried workforce (-3,544 compared to 12/31/2008) and is mainly offset by the effect of the continuing increase in minimum salaries established by the TLC collective national labor contract since June 2008 and the impact of expenses for the renewal of the collective national labor contract on October 23, 2009.

In 2008, charges for termination benefit incentives (366 million euros) had included 287 million euros relating to the Domestic Business Unit for the mobility agreements, under Law 223/91, signed with the labor unions by Telecom Italia (September 19, 2008) and Telecom Italia Sparkle (October 28, 2008), as well as 5 million euros for mobility agreements, under Law 223/91, signed by Olivetti and Olivetti I-Jet (December 11, 2008).

The average equivalent number of salaried employees, including those with temp work contracts and excluding those of Discontinued operations/Non-current assets held for sale, is 69,964 in 2009 (73,508 in 2008).  A breakdown by category is as follows:

(number)	2009	2008

Executives	1,155	1,243
Middle Management	5,037	5,026
White collars	63,204	65,868
Blue collars	252	298
Employees	69,648	72,435
People with temp work contracts	316	1,073
Organic employees total (*)	69,964	73,508

(*) Excluding employees of “Discontinued operations/Non-current assets held for sale” (2,168 in 2009, 3,277 in 2008).

The number of employees in service at December 31, 2009, including those with temp work contracts but not employees relating to “Discontinued operations/Non-current assets held for sale”, is 71,384 (75,320 at December 31, 2008) with a reduction of 3,936.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 34 – Other operating expenses

Other operating expenses decreased 15 million euros compared to 2008 and are composed as follows:

(millions of euros)	2009	2008

Impairments and expenses in connection with credit management	565	687
Accruals to provisions	168	74
TLC operating fees	318	315
Taxes on revenues of Brazilian companies	271	282
Indirect duties and taxes	128	139
Penalties, settlement compensation and administrative sanctions	73	63
Association dues and fees, donations, scholarships and traineeships	26	26
Sundry expenses	67	45
Total	1,616	1,631
of which, included in the supplementary disclosure on financial instruments	565	687

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Impairments and expenses in connection with credit management include 404 million euros referring to the Domestic Business Unit (402 million euros in 2008) and 153 million euros to the Brazil Business Unit (280 million euros in 2008 which had included higher receivables impairments referring to the Televendita sales channel).

Accruals to provisions recorded mainly for disputes in progress include 136 million euros referring to the Domestic Business Unit (31 million euros in 2008) and 25 million euros to the Brazil Business Unit (36 million euros in 2008).

Note 35 – Internally generated assets

Internally generated assets increased 9 million euros compared to 2008 and consist of the following:

(millions of euros)	2009	2008

Intangible assets with a finite useful life	291	312
Tangible assets owned	224	194
Total	515	506

Internally generated assets mainly include labor costs for technical staff dedicated to software development and work in connection with the executive design, construction and testing of network installations.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 36 – Depreciation and amortization

Depreciation and amortization decreased 125 million euros compared to 2008 and are composed of the following:

(millions of euros)		2009	2008

Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,662	1,739
Concessions, licenses, trademarks and similar rights		272	272
Other intangible assets		317	313
	(A)	2,251	2,324
Depreciation of tangible assets owned:
Buildings (civil and industrial)		45	43
Plant and equipment		2,780	2,761
Manufacturing and distribution equipment		16	23
Ships		7	8
Other assets		328	393
	(B)	3,176	3,228
Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)		109	104
Plant and equipment		-	-
Aircraft		3	3
Other assets		12	17
	(C)	124	124
Total	(A+B+C)	5,551	5,676

An analysis of depreciation and amortization by segment is presented in the Note “Segment reporting”.

The reduction in amortization is principally in the Domestic Business Unit (-116 million euros) and the remaining amount is due to the effect of the change in the BRL/euro exchange rate (-34 million euros) and higher depreciation and amortization charges by the Brazil Business Unit.

Note 37 – Gains (losses) on disposals of non-current assets

The composition is as follows:

(millions of euros)		2009	2008

Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		14	35
Gains on the disposal of investments in subsidiaries		-	9
	(A)	14	44
Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		62	9
Losses on disposal of consolidated investments		11
	(B)	73	9
Total	(A-B)	(59)	35

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Net losses on disposals of non-current assets mainly include:

•

the negative impact of a total of 39 million euros in connection with the final disposal of the platform for the credit management of the fixed consumer clientele segment of the Domestic Business Unit. In the first half of 2009, the platform had been written down by 48 million euros, now reduced to 39 million euros following a more exact analysis of the assets effectively disposed of;

•

the negative impact of a total of 11 million euros connected with the sale of a 60% stake in Telecom Media News S.p.A. by Telecom Italia Media S.p.A..

In 2008, this line item had included net gains of 9 million euros from the sale of the Pay-per-View business by Telecom Italia Media and net other gains mainly referring to the sale of buildings.

Note 38 – Impairment reversals (losses) on non-current assets

Details are as follows:

(millions of euros)	2009	2008

Impairment losses on non-current assets:
on intangible assets	7	6
on tangible assets	5	6
Total	12	12

In the year 2009 include 6 million euros for the impairment loss, carried out on the basis of the impairment test’s results, of the goodwill attributed, within Other operations, to the consolidated company BBNed and for the remaining part impairment losses mainly taken by the Domestic Business Unit and refer to unused network materials and telephone equipment which are being replaced by new technologically advanced materials.

Note 39 – Other income (expenses) from investments

Details are as follows:

(millions of euros)	2009	2008

Income from other investments	2	3
Net gains on disposals of other investments	4	2
Impairment losses on the Italtel Group	(39)	-
Impairment losses on other investments	(18)	(1)
Total	(51)	4
of which, included in the supplementary disclosures on financial instruments	(43)	3

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 40 – Finance income

Finance income decreased 1,187 million euros compared to 2008 and is composed as follows:

(millions of euros)		2009	2008

Other finance income:
Income from financial receivables, classified as Non-current assets		4	16
Income from securities other than investments, classified as Non-current assets		-	1
Income from securities other than investments, classified as Current assets		19	13
Income other than the above:
Interest income		132	328
Foreign exchange gains		445	934
Income from fair value hedge derivatives		462	400
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		617	574
Income from non-hedging derivatives		32	36
Miscellaneous finance income		18	84
	(A)	1,729	2,386
Positive fair value adjustments to:
Fair value hedge derivatives		38	1,103
Underlying financial assets and liabilities of fair value hedges		674	32
Non-hedging derivatives		120	226
	(B)	832	1,361
Impairment reversals on financial assets other than investments	(C)	-	1
Total	(A+B+C)	2,561	3,748
of which, included in the supplementary disclosures on financial instruments		298	700

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Foreign exchange gains (445 million euros) decreased 489 million euros compared to 2008 (934 million euros). This amount was reduced by 207 million euros of foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (558 million euros in 2008). The counterpart of foreign exchange gains is represented by foreign exchange losses (387 million euros in 2009; 1,071 million euros in 2008).  Additional information is provided in the Note “Finance expenses”.

Income from fair value hedge derivatives (462 million euros) increased 62 million euros compared to 2008 (400 million euros) and refers to CCIRS contracts for 167 million, IRS contracts for 291 million euros and other derivative contracts for 4 million euros.

The positive effect of the Reversal of the Reserve for cash flow hedge derivatives to the income statement for the interest rate component (617 million euros) increased 43 million euros compared to 2008 (574 million euros).  It refers to CCIRS contracts for 359 million euros and IRS contracts for 258 million euros which include 22 million euros for the positive effect of the early closing of derivatives, of which 20 million euros refers to the closing of cash flow hedge derivatives on 1,500 million euros of underlying debt relating to the Term Loan expiring in January 2010.

Income from non-hedging derivatives (32 million euros) decreased 4 million euros compared to 2008 (36 million euros) and refers to IRS contracts for 23 million euros and CCIRS contracts for 9 million euros.

Miscellaneous finance income (18 million euros) decreased 66 million euros compared to 2008 (84 million euros) mainly due to the absence of income generated by the purchase of own bonds (62 million euros).

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Positive fair value adjustments to fair value hedge derivatives (38 million euros) decreased 1,065 million euros compared to 2008 (1,103 million euros).  The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 55 million euros (1,164 million euros in 2008).

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives (674 million euros) increased 642 million euros compared to 2008 (32 million euros). The counterpart of this amount is represented by negative fair value adjustments to the corresponding fair value hedge derivatives equal to 667 million euros (23 million euros in 2008).

Positive fair value adjustments to non-hedging derivatives (120 million euros) decreased 106 million euros compared to 2008 (226 million euros); 166 million euros of the decrease refers to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange losses. This negative effect is partly offset for 60 million euros by the positive effect of the measurement of the Sofora Telecomunicaciones S.A. options (a negative 190 million euros in 2008).

Note 41 – Finance expenses

Finance expenses decreased 1,628 million euros compared to 2008 and are composed as follows:

(millions of euros)		2009	2008

Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,663	1,746
Interest expenses to banks		242	361
Interest expenses to others		224	225
		2,129	2,332
Commissions		28	23
Foreign exchange losses		387	1,071
Charges from fair value hedge derivatives		355	507
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		751	570
Charges from non-hedging derivatives		63	67
Miscellaneous finance expenses		175	299
(A)		3,888	4,869
Negative fair value adjustments to:
Fair value hedge derivatives		667	23
Underlying financial assets and liabilities of fair value hedge derivatives		55	1,164
Non-hedging derivatives		121	303
	(B)	843	1,490
Impairment losses on financial assets (Securities other than investments)	(C)	-	-
Total	(A+B+C)	4,731	6,359
of which, included in the supplementary disclosures on financial instruments		2,263	2,767

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Foreign exchange losses (387 million euros) decreased 684 million euros compared to 2008 (1,071 million euros). This amount was reduced by 135 million euros of foreign exchange gains arising from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (343 million euros in 2008).

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The counterpart of this amount is represented by foreign exchange gains (445 million euros in 2009, 934 million euros in 2008).

Charges from fair value hedge derivatives (355 million euros) decreased 152 million euros compared to 2008 (507 million euros) and refer to CCIRS contracts for 322 million euros and IRS contracts for 33 million euros.

The negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component (751 million euros) increased 181 million euros compared to 2008 (570 million euros) and refers to CCIRS contracts for 505 million euros, IRS contracts for 245 million euros and other derivative contracts for 1 million euros.

Charges from non-hedging derivatives (63 million euros) decreased 4 million euros compared to 2008 (67 million euros) and refer to IRS contracts for 19 million euros, CCIRS contracts for 43 million euros and other derivative contracts for 1 million euros.

Miscellaneous finance expenses (175 million euros) decreased 124 million euros compared to 2008 (299 million euros). This decrease is mainly due to the absence of a writedown on the receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc. relating to derivative transactions hedging the financial risks on financial debt for 58 million euros and the absence of expenses generated by discounting to present value the debt on the purchase of the 3G mobile telephone licenses by the Brazil Business Unit for 32 million euros.

Moreover, other finance expenses in 2009 and 2008 include an accrual for interest of 10 million euros to the provision for risks and charges in reference to the Telecom Italia Sparkle case.

Negative fair value adjustments to fair value hedge derivatives (667 million euros) increased 644 million euros compared to 2008 (23 million euros). The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 674 million euros (32 million euros in 2008).

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (55 million euros) decreased 1,109 million euros compared to 2008 (1,164 million euros). The counterpart of this amount is represented by positive fair value adjustments to the corresponding fair value hedge derivatives equal to 38 million euros (1,103 million euros in 2008).

Negative fair value adjustments to non-hedging derivatives of 121 million euros decreased 182 million euros compared to 2008 (303 million euros). This reduction is mainly due to the absence of the negative effects of the measurement of the Sofora Telecomunicaciones S.A. options for 190 million euros (positive effect of 60 million euros in 2009).

Note 42 – Income tax expense

Taxes on continuing operations increased 444 million euros compared to 2008; considering “Taxes on Discontinued operations/Non-current assets held for sale” the change is 473 million euros.

Details are as follows:

(millions of euros)		2009	2008

Current taxes for the year		1,288	1,292
Lower current taxes of prior years		(101)	(106)
Benefit of reimbursement application for IRAP deductibility		(35)	-
Substitute tax (tax realignment)		-	533
Total current taxes		1,152	1,719
Deferred taxes		(31)	(1,042)
Total taxes on continuing operations	(A)	1,121	677
Total taxes on Discontinued operations/Non-current assets held for sale	(B)	(7)	(36)
Total income tax expense for the year	(A+B)	1,114	641

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

In particular, 2008 had benefited from the positive effect of 515 million euros owing to the fact that the Parent, Telecom Italia, and some Italian subsidiaries took advantage of the right, pursuant to Law 244 dated December 24, 2007 to:

•

realign, for certain balance sheet elements, the tax amounts to the book amounts as of December 31, 2007 by payment, in three installments over 24 months, of a substitute tax. These differences had arisen as a result of deductions taken off-book for accelerated depreciation filed in the tax returns. The exercise of this right had led to the recognition, in income tax expense, of substitute taxes of 532 million euros and income of 1,046 million euros, generated by a reversal of deferred tax liabilities following the elimination of the above mentioned taxable temporary differences;

•

apply the substitute tax, for certain balance sheet elements of the companies adhering to the consolidated national tax return, to the amount of the differences between the relative amounts for tax and book purposes. The exercise of this right had led to the recognition, in income tax expense, of a substitute tax of 1 million euros and income of 2 million euros with a corresponding entry to deferred tax assets.

Net of this effect, income tax expense posts a reduction of 42 million euros in 2009 compared to the prior year and benefits from the effect of the presentation of the reimbursement application for prior years’ IRES taxes by the Parent, Telecom Italia, corresponding to 10% of deductible IRAP taxes under Legislative Decree 185 dated November 29, 2008, art. 6.

Lower current taxes of prior years mainly refer to lower taxes that arose upon the presentation of the tax return by the Parent, Telecom Italia compared to the estimate made in the 2008 financial statements, on the basis of a prudent interpretation of the tax laws then in effect.

Taxes on “Discontinued operations/Non-current assets held for sale” are classified in the income statement in “Profit (loss) from Discontinued operations/Non-current assets held for sale”.

The profit before tax and the income tax expense for the years ended December 31, 2009 and 2008 are summarized as follows:

(millions of euros)	2009	2008

Profit before tax:
- from continuing operations	3,339	2,894
- from Discontinued operations/Non-current assets held for sale	(629)	(75)
Total profit before tax	2,710	2,819
Current taxes	1,152	1,707
Deferred taxes	(38)	(1,066)
Total income tax expense	1,114	641
of which:
- on continuing operations	1,121	677
- on Discontinued operations/Non-current assets held for sale	(7)	(36)

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy, and the effective tax expense for the years ended December 31, 2009 and 2008 is the following:

(millions of euros)	2009		2008

Profit before tax
- from continuing operations	3,339		2,894
- from Discontinued operations/Non-current assets held for sale	(629)		(75)
Total profit before tax	2,710		2,819
Taxes calculated at the tax rate in force	745	27.5%	775	27.5%
Tax losses for the year not considered recoverable	24	0.9%	123	4.4%
Tax losses not considered recoverable in previous years and recovered during the year	(77)	(2.9%)	(118)	(4.2%)
Non-deductible costs	48	1.8%	67	2.4%
Tax realignment	-	-	(515)	(18.3%)
Benefit of reimbursement application for IRAP deductibility	(35)	(1.3%)	-	-
Goodwill impairment loss and accruals to provisions for disposal of HanseNet	154	5.7%	-	-
Other net differences	(85)	(3.2%)	(51)	(1.8%)
IRAP (excluding the effect of tax realignment)	340	12.6%	360	12.7%
Total effective taxes booked to the income statement	1,114	41.1%	641	22.7%

Note 43 – Profit for the year

Profit for the year decreased 582 million euros compared to 2008 and can be analyzed as follows:

(millions of euros)		2009	2008

Attributable to:
Owners of the Parent
Profit (loss) from continuing operations		2,203	2,216
Profit (loss) from Discontinued operations/Non-current assets held for sale		(622)	(39)
Profit (loss) for the year attributable to owners of the Parent	(A)	1,581	2,177
Non-controlling interests
Profit (loss) from continuing operations		15	1
Profit (loss) from Discontinued operations/Non-current assets held for sale		-	-
Profit (loss) for the year attributable to Non-controlling interests	(B)	15	1
PROFIT FOR THE YEAR	(A+B)	1,596	2,178

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 44 – Earnings per share

The potential shares from the conversion of stock options and convertible bonds have an anti-dilutive effect and therefore have not been considered in the calculation of earnings per share.

The additional dividends to which the savings shareholders are entitled (at an unvarying amount of 0.011 euros per share) conventionally were allocated entirely to the profit from continuing operations.

		2009	2008

BASIC AND DILUTED EARNINGS PER SHARE
Profit attributable to owners of the Parent		1,581	2,177
Less: additional dividends for savings shares (0.011 euros per share)		(66)	(66)
	(millions of euros)	1,515	2,111
Average number of ordinary and savings shares	(million)	19,247	19,273
Basic and diluted earnings per share – ordinary shares		0.08	0.11
Plus: additional dividends per savings share		0.01	0.01
Basic and diluted earnings per share – savings shares	(euros)	0.09	0.12
BASIC AND DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Profit from continuing operations		2,203	2,216
Less: additional dividends for savings shares		(66)	(66)
	(millions of euros)	2,137	2,150
Average number of ordinary and savings shares	(millions)	19,247	19,273
Basic and diluted earnings per share from continuing operations — ordinary shares		0.11	0.11
Plus: additional dividends per savings share		0.01	0.01
Basic and diluted earnings per share from continuing operations — savings shares	(euros)	0.12	0.12
BASIC AND DILUTED EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	(622)	(39)
Average number of ordinary and savings shares	(millions)	19,247	19,273
Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale - ordinary shares	(euros)	(0.03)	0.00
Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale - savings shares	(euros)	(0.03)	0.00
		2009	2008

Average number of ordinary shares		13,220,792,908	13,246,643,947
Average number of savings shares		6,026,120,661	6,026,120,661
Total		19,246,913,569	19,272,764,608

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 45 – Segment reporting

►

a) Operating segment reporting

Following the inclusion of HanseNet Telekommunikation GmbH in Discontinued operations, the European BroadBand Business Unit is no longer presented. The other companies in the business unit have been transferred to Other Operations. For purposes of comparison, the data reported by operating segment for comparative periods have been restated.

Segment reporting is based on the following operating segments:

•

Domestic

•

Brazil

•

Media

•

Olivetti

•

Other Operations

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Consolidated income statements by operating segment

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Revenues by operating segment

Capital expenditures by operating segment

 Headcount by operating segment

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Assets and liabilities by operating segment

►

b ) Reporting by geographical area

		Revenues				Non-current operating assets
		Breakdown by location of operations		Breakdown by location of the Group’s customers		Breakdown by the location of operations
(millions of euros)		2009	2008	2009	2008	12/31/2009	12/31/2008

Italy	(A)	21,767	23,367	20,250	21,693	59,831	60,830
Abroad	(B)	5,396	5,633	6,913	7,307	5,873	4,357
Total	(A+B)	27,163	29,000	27,163	29,000	65,704	65,187

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 46 – Related party transactions

At December 31, 2009, there are no significant transactions with related parties, including intragroup transactions, which are non recurring or unusual and / or atypical in nature.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the consolidated separate income statements, consolidated statements of financial position and consolidated statements of cash flows.

The figures in the consolidated separate income statements and consolidated statements of cash flows for the year 2009 are compared to those for the year 2008, while the figures in the consolidated statements of financial position at December 31, 2009 are compared to those at December 31, 2008 (restated).

The effects on the individual line items of the consolidated separate income statements for the years 2009 and 2008 are as follows:

CONSOLIDATED SEPARATE INCOME STATEMENT LINE ITEMS 2009 (millions of euros)	**Total**	**Related parties**								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
Revenues	**27,163**	204	26	784			**1,014**	(36)	**978**	3.6
Other income	**282**	3		3			**6**		**6**	2.1
Acquisition of goods and services	**11,480**	91	6	560			**657**	(126)	**531**	4.6
Employee benefits expenses	**3,734**			4	92	15	**111**		**111**	3.0
Finance income	**2,561**			64			**64**		**64**	2.5
Finance expenses	**4,731**	31		248			**279**		**279**	5.9
Profit (loss) from Discontinued operations/Non-current assets held for sale				(90)			**(90)**			

CONSOLIDATED SEPARATE INCOME STATEMENT LINE ITEMS 2008 (millions of euros)	**Total**	**Related parties**								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
Revenues	**29,000**	186	22	841			**1,049**	(28)	**1,021**	3.5
Other income	**336**	3	4	5			**12**		**12**	3.6
Acquisition of goods and services	**13,120**	127	32	579			**738**	(106)	**632**	4.8
Employee benefits expenses	**4,114**			4	94	36	**134**		**134**	3.3
Other operating expenses	**1,631**			1			**1**		**1**	0.1
Finance income	**3,748**	2		345			**347**		**347**	9.3
Finance expenses	**6,359**	33		54			**87**		**87**	1.4
Profit (loss) from Discontinued operations/Non-current assets held for sale				(79)			**(79)**			

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The effects on the individual line items of the consolidated statements of financial position at December 31, 2009 and at December 31, 2008 (restated) are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2009 (millions of euros)	Total	Related parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
NET FINANCIAL DEBT										
Securities, financial receivables and other non-current financial assets	**(1,107)**			(48)			**(48)**		**(48)**	4.3
Securities other than investments (current assets)	**(1,843)**									
Financial receivables and other current financial assets	**(1,115)**			(22)			**(22)**		**(22)**	2.0
Cash and cash equivalents	**(5,504)**			(48)			**(48)**		**(48)**	0.9
Discontinued assets/Non-current assets held for sale of a financial nature	**(81)**									
Non-current financial liabilities	**36,752**	221		254			**475**		**475**	1.3
Current financial liabilities	**6,986**	128		413			**541**		**541**	7.7
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	**659**									
Total net financial debt	**34,747**	**349**		**549**			**898**		**898**	2.6
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS										
Miscellaneous receivables and other non-current assets	**893**	26					**26**		**26**	2.9
Trade and miscellaneous receivables and other current assets	**7,462**	120	6	163			**289**	(8)	**281**	3.8
Discontinued assets/Non-current assets held for sale of a non-financial nature	**1,152**			8			**8**			
Miscellaneous payables and other non-current liabilities	**1,084**		23	3			**26**	(1)	**25**	2.3
Trade and miscellaneous payables and other current liabilities	**11,019**	57	4	305	31		**397**	(32)	**365**	3.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	**308**			33			**33**			

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2008 (millions of euros)	Total	Related parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
NET FINANCIAL DEBT										
Securities, financial receivables and other non-current financial assets	**(2,663)**			(255)			**(255)**		**(255)**	9.6
Securities other than investments (current assets)	**(185)**									
Financial receivables and other current financial assets	**(491)**	(27)		(14)			**(41)**		**(41)**	8.4
Cash and cash equivalents	**(5,416)**	(8)		(1,189)			**(1,197)**		**(1,197)**	22.1
Non-current financial liabilities	**36,527**	247		608			**855**		**855**	2.3
Current financial liabilities	**6,267**	142		75			**217**		**217**	3.5
Total net financial debt	**34,039**	**354**		**(775)**			**(421)**		**(421)**	**(1.2)**
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS										
Miscellaneous receivables and other non-current assets	**694**	4					**4**		**4**	0.6
Trade and miscellaneous receivables and other current assets	**8,101**	113	6	267			**386**		**386**	4.8
Miscellaneous payables and other non-current liabilities	**1,539**		23	3			**26**		**26**	1.7
Trade and miscellaneous payables and other current liabilities	**11,439**	50	58	313	31		**452**		**452**	4.0

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The effects on the individual line items of the consolidated statements of cash flows for the years 2009 and 2008 are as follows:

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

CONSOLIDATED SEPARATE INCOME STATEMENT LINE ITEMS (millions of euros)	2009	2008	TYPE OF CONTRACT
REVENUES			
ETECSA	5	5	International telecommunications services, roaming and technical assistance
LI.SIT. S.p.A.	25	15	Lombardy Region social health system information networking and telephone services
Teleleasing S.p.A.	167	164	Sale of equipment as per the 2000 collaboration agreement
NordCom S.p.A.	2	1	Telephone, data network connections and applications software services, call center services
Telbios S.p.A	2	1	Supply of telephone services, ADSL circuits, sale of equipment and property leases
Telecom Media News S.p.A.	1		Property leases and telecommunications services
Xtramedia	1		Internet connectivity services and custom operations
Other minor companies	1		
Total revenues	**204**	**186**	
OTHER INCOME	**3**	**3**	Recovery of costs of personnel on secondment and recovery of costs for services rendered
ACQUISITION OF GOODS AND SERVICES			
ETECSA	70	81	International telecommunications services and roaming
NordCom S.p.A.	2	1	Purchase and development of computer solutions
Telbios S.p.A	6	6	Supply of audio/visual services and products and hardware systems and software for remote medicine offerings
Teleleasing S.p.A.	8	34	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
Tiglio I S.r.l.	3	4	Property leases
Telecom Media News S.p.A.	2		Press agency services and supply of information content
Other minor companies		1	
Total acquisition of goods and services	**91**	**127**	
FINANCE INCOME		**2**	Interest income on loans made to Aree Urbane S.r.l.
FINANCE EXPENSES			
Teleleasing S.p.A.	30	32	Interest expenses for finance leases with Teleleasing
Other minor companies	1	1	
Total finance expenses	**31**	**33**

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Transactions with companies controlled by associates and joint ventures

Beginning January 1, 2009, the company Italtel Group S.p.A. and all the companies in the Italtel group are no longer considered related parties since the shareholders’ agreements expired at the end of 2008 and have not been renewed.

The most significant amounts are summarized as follows:

CONSOLIDATED SEPARATE INCOME STATEMENT LINE ITEMS (millions of euros)	2009	2008	TYPE OF CONTRACT
REVENUES			
Telecom Argentina group	26	20	International telecommunications services and roaming; data, voice and supply of "IRU" transmission capacity; supply of advanced platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services
Italtel group		2	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks
Total revenues	**26**	**22**	
OTHER INCOME		**4**	Commercial settlement with the Italtel group
ACQUISITION OF GOODS AND SERVICES			
Telecom Argentina group	6	7	International telecommunications services and roaming
Italtel group		25	Maintenance contracts and assistance for switching equipment
Total acquisition of goods and services	**6**	**32**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	12/31/2009	12/31/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT			
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS			
Telecom Argentina group	6	5	International telecommunications services and roaming; data, voice and supply of "IRU" transmission capacity services; supply of advanced platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services
Italtel group		1	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks
Total trade and miscellaneous receivables and other current assets	**6**	**6**	
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	**23**	**23**	Medium/long-term portion of deferred income for the supply of "IRU" transmission capacity to the Telecom Argentina group
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES			
Telecom Argentina group	4	3	International telecommunications services, roaming and the short-term portion of deferred income for the supply of "IRU" transmission capacity
Italtel group		55	Supply contracts connected with investment and operating activities
Total trade and miscellaneous payables and other current liabilities	**4**	**58**	

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	2009	2008	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS		236	Purchases of telephone equipment from the Italtel group

At December 31, 2009, the Telecom Italia Group has provided guarantees on behalf of associates and companies controlled by associates for a total of 16 million euros (31 million euros at 12/31/2008), of which, on behalf of: Aree Urbane S.r.l. 11 million euros (11 million euros at 12/31/2008), ETECSA 3 million euros (3 million euros at 12/31/2008) and Telecom Media News S.p.A. 2 million euros. At 12/31/2008, 16 million euros had been provided as guarantees on behalf of the Italtel group, which is no longer a related party, and 1 million euros on behalf of other minor companies. Furthermore, weak comfort letters have also been provided for a total of 34 million euros (138 million euros at 12/31/2008) on behalf of ETECSA in respect of loans from suppliers.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Transactions with other related parties (through directors, statutory auditors and key managers)

On February 27, 2009, following the resignation of Gianni Mion (through whom the companies of the Edizione group and the Sintonia group were related parties of Telecom Italia), Stefano Cao was co-opted as director (through whom only the companies of the Sintonia group are related parties of Telecom Italia); the shareholders’ meeting held on April 8, 2009 later confirmed this appointment.

On December 22, 2009, the director Stefano Cao resigned from office. Consequently, the income statement transactions reported in the following tables include the income statement transactions with respect to the Edizione group from January 1, to March 31, 2009 and the Sintonia group from January 1, to December 22, 2009.

The most significant amounts are summarized as follows:

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	12/31/2009	12/31/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT			
SECURITIES, FINANCIAL RECEIVABLES AND OTHER NON-CURRENT FINANCIAL ASSETS			
Intesa SanPaolo group	43	225	Hedging derivatives
Mediobanca group	5	30	Hedging derivatives
Total securities, financial receivables and other non-current financial assets	**48**	**255**	
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS			
Intesa SanPaolo group	8	13	Hedging derivatives
Mediobanca group	14	1	Hedging derivatives
Total financial receivables and other current financial assets	**22**	**14**	
CASH AND CASH EQUIVALENTS			
Intesa SanPaolo group	48	696	Bank accounts and deposits
Mediobanca group		493	Repurchase agreements
Total cash and cash equivalents	**48**	**1,189**	
NON-CURRENT FINANCIAL LIABILITIES			
Intesa San Paolo group	192	478	Revolving Credit Facility, hedging derivatives, loans and financial lease liabilities
Mediobanca group	62	130	Revolving Credit Facility and hedging derivatives
Total non-current financial liabilities	**254**	**608**	
CURRENT FINANCIAL LIABILITIES			
Intesa SanPaolo group	344	74	Term Loan Facility, bank accounts, hedging derivatives, finance lease liabilities and other financial payables
Mediobanca group	69	1	Term Loan Facility and hedging derivatives
Total current financial liabilities	**413**	**75**	
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS			
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS			
China Unicom group	1		Supply of international telecommunications services and roaming
Generali group	26	21	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications products and services for foreign holdings
Intesa SanPaolo group	51	178	Supply of telephone and data transmission services, ICT services, LAN network management and applications platform
Mediobanca group	2	1	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
Edizione group		4	Supply of telephone and data transmission services, outsourced managed with dedicated assistance
Telefónica group	83	63	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software
Total trade and miscellaneous receivables and other current assets	**163**	**267**	
Discontinued assets/Non-current assets held for sale of a non-financial nature	8		Interconnection services and roaming of HanseNet GmbH (included in Discontinued Operations) to the Telefónica group
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	3	3	Deferred income relating to the supply of "IRU" transmission capacity to the Telefónica group
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES			
China Unicom group	1		International telecommunications services and roaming
Intesa SanPaolo group	213	232	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	2	2	Credit recovery activities and factoring commissions
Edizione group		9	Fees for laying telephone cables along expressways, television and internet rights connected with sports events
Telefónica group	89	70	Interconnection services, roaming, site sharing, co-billing agreements, broadband line sharing and unbundling
Total trade and miscellaneous payables and other current liabilities	**305**	**313**	
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	33		Interconnection services and roaming of HanseNet GmbH (included in Discontinued Operations) to the Telefónica group

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	2009	2008	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS			
Telefónica group	19	36	Capitalization of costs connected with unbundling in Germany
Others, companies that are no longer related parties		1	
Total purchase of intangible and tangible assets on an accrual basis	**19**	**37**

Indefeasible Right of Use (IRU) between the Telecom Group and the Telefónica group

In the month of November 2009, the Telecom Italia Group (through its subsidiary Latin American Nautilus Ltd.) and the Telefónica group (through its subsidiary TIWS - Telefónica International Wholesale Services) signed twin Capacity Sale Agreements for the reciprocal sale of lambdas (transmission capacity streams at 10 Gbit/s) on their submarine networks operating between North and South America.

These are multi-year contracts for the reciprocal exchange of up to nine lambdas by interconnecting the two ring-configured networks that both companies operate in South America. From an economic standpoint, the transactions have been concluded at the current market terms generally applied in normal sales transactions.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

For the year 2009, in which Latin American Nautilus Ltd. sold three lambdas with a linear configuration on both sides of the continent, the transaction was worth US$69.6 million (or 47 million euros). As consideration, from a technical and economic standpoint, the counterpart buyer sold equivalent transmission capacity.

The contract is in the form of an IRU (Indefeasible Right of Use) for use over a period of 15 years.

Specific order forms regulate in detail the technical and contractual terms of each IRU as well as the procedures for operating and maintaining the networks which each party commits to guarantee according to current practices.

Moreover, the two Capacity Sale Agreements ensure that the benefits are evenly distributed between the contracting parties and that the economic and legal conditions applied follow reciprocal and equivalent principles.

Sale of HanseNet Telekommunikation GmbH to the Telefónica group

On November 5, 2009, the board of directors approved the sale of HanseNet Telekommunikation GmbH, a wholly-owned subsidiary of Telecom Italia S.p.A. through the holding in Telecom Italia Deutschland Holding GmbH. HanseNet is an operator focused on the retail market of broadband services in Germany.

Assisted by Morgan Stanley Bank International Limited (Milan Branch), the process was activated for the sale of the company and involved a number of potential buyers. At the end of this process, negotiations were finalized with Telefónica S.A., a related party of Telecom Italia through the board members Cesar Alierta and Julio Linares, respectively, Chairman and Chief Executive Officer of Telefónica S.A., which, in turn, has a 46.18% stake in Telco S.p.A., the principal shareholder of Telecom Italia which currently holds 22.45% of the ordinary share capital of the Company.

The consideration on the sale negotiated by management of the Company is based on an enterprise value of 900 million euros.

The sale of HanseNet constitutes, by nature and value, a transaction of strategic proportions subject to prior approval of the board as set forth in the Code of Self-discipline of the Company. However, the Rules of Conduct regarding transactions entered into with related parties in force in Telecom Italia state that, in the event of transactions with related parties which require the board’s approval, the presentation of the proposal to the board should be subject to an opinion expressing agreement by the committee for internal control and corporate governance, composed only of non executive directors, the majority of whom are independent, of whom at least one director is from the minority list. The current members of the committee are Paolo Baratta (who is the Chairman of the committee, in addition to being the lead independent director), Roland Berger, Jean Paul Fitoussi and Aldo Minucci.

The committee (with the director Roland Berger absent) examined the proposal for the sale to Telefónica assisted by a financial advisor of its choice, identified as Barclays Capital, Investment banking division of Barclays Bank PLC, which has declared the non-existence of economic and financial relations with the Telecom Italia Group and with the buyer such as to compromise its independence in the role of advisor. The analysis conducted by the committee covered the observance of the procedural and fundamental correctness of the criteria in the construction of the deal. To this end, the committee has ascertained that neither the decision to carry out the sale nor the process for the selection of the counterpart and the manner of negotiations have been influenced by Telefónica’s position as a related party. Furthermore, the fairness of the economic conditions of the agreement was confirmed by Barclays Capital. Barclays Capital carried out an exclusively financial valuation of the consideration of the sale, confirming that it is within the valuation range calculated using a number of commonly applied methodologies in similar situations. In accordance with its engagement, Barclays Capital did not take part in the negotiations and in the sales process in general, providing its consulting assistance exclusively to the committee and receiving for its services a fixed fee, not linked to the favorable outcome of the transaction, in line with market practice.

The committee expressed its opinion agreeing with the sales process and with the presentation of the proposal to the board of directors which (with the directors Cesar Alierta, Julio Linares and Gaetano Miccichè absent) approved the proposal with a majority vote of those attending the meeting.

The sale was finalized on February 16, 2010.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Transactions with pension funds

The most significant amounts are summarized as follows:

Remuneration to key managers

The total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 15.4 million euros in 2009 (35.6 million euros in 2008), analyzed as follows:

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 47 – Stock Option and Performance Share Granting Plans

The stock option and performance share granting plans in effect at December 31, 2009 and at December 31, 2008 are the following, respectively:

•

options (including those at one time granted by Telecom Italia S.p.A. before its merger by incorporation in Olivetti S.p.A. – renamed Telecom Italia S.p.A. – and by TIM S.p.A., later merged in Telecom Italia S.p.A.) which give, or have given, the right to subscribe to Telecom Italia S.p.A. ordinary shares;

•

free Telecom Italia ordinary share grants based on the effective period of participation in the plan by each of the grantees and the degree to which they have reached pre-fixed performance targets.

These plans are used by the Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

The stock option and “Performance Share Granting” plans of Telecom Italia are described in the following paragraphs.

►

Stock options plans - Telecom Italia S.p.A.

In describing the stock option plans, so as to render the representation of the options homogeneous with that of the subscribable shares and also facilitate their measurement based on the relevant subscription prices, the concept of “equivalent options” has been used. This refers to a quantity of options equal to the number of ordinary shares of the current Telecom Italia S.p.A. that can be subscribed. In this manner, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other.

The principal features of the stock option plans existing at December 31, 2008 and 2009 are summarized below.

Stock Option Plans (Date of Shareholders’ meeting)	BoD Grant Date (Grantees)	Lot	Exchange Ratio (1)	Exercise Price of Options (2) (euros)	Exercise Price of Equivalent Options (3) (euros)	Original Grant		Exercise period		Equivalent Options Outstanding at
						No. of Options	No. of Equivalent Options	from	to	12/31/2008	12/31/2009

2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single	1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/14	11,400,000	11,400,000
2002 Top Plan (6/12/2001- 5/26/2003)	2/13/2002 (16 Top Managers)	2°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	5,050,330	------
		3°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	8,318,193	5,941,567
2002 Plan granted in March (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	3/26/2002 (Managers of the Group)	2°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	13,119,891	------
		3°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	18,717,132	16,929,390
2002 Plan granted in August (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003	8/1/2002 (Managers of the Group)	2°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	168,343	------
		3°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	224,457	224,457
2003-2005 Plan (10/10/2000- 4/7/2005)	5/6/2002 (Managers and employees of the Group)	2°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	863,096	------
		3°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,212,557	1,212,557
Total										59,073,999	35,707,971

(1)

Number of Telecom Italia ordinary shares subscribable for the exercise of one option.

(2)

Original exercise price determined for the exercise of one option.

(3)

Subscription price of one Telecom Italia S.p.A. ordinary share coming from the exercise of one equivalent option.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

•

“Stock Option 2002 Top Plan”: options not subject to reaching performance targets.

•

“Stock Option 2002 Plan”: options not subject to reaching performance targets. Priority given to Group management who are already grantees of the Stock Option 2000 Plan.

•

 “Stock Option Plans 2003-2005”: options not subject to reaching performance targets. Priority given to Group management who are already grantees of TIM’s Stock Option 2001-2003 Plan and Supplementary 2001-2003 Plan.

•

“Stock Option 2008 Top Plan”: options granted to the chairman and the CEO, which can be exercised at the end of the vesting period, for a period of three years starting from the grant date, on condition that the grantees remain as directors of the Company up to the date of the shareholders’ meeting called to approve the financial statements for the year 2010 and except in the case of pre-set assumptions for the early vesting of part of the options granted.

The exercisability of 75% of the options granted is not subject to performance targets while the remaining 25% of the options granted are subject to the relative performance of the Total Shareholder Return (TSR) of Telecom Italia compared to the Total Shareholder Return of the 10 major companies (in terms of their weight in the Index) in the DJ STOXX TLC Index.

At the moment of vesting, the following can be exercised:

•

100% of the options subject to performance indicators if the TSR of Telecom Italia reaches the third quartile of the panel of reference;

•

50% of the options subject to performance indicators if the TSR of Telecom Italia reaches the mid-point of the panel of reference.

The options subject to performance indicators will lapse if the TSR of Telecom Italia does not reach the mid-point of the panel of reference.

The number of options exercisable will be ascertained at the end of the performance measuring period.

The exercisability of the options is valid for a period of three years starting from the end of the vesting period (or at the early vesting date). Options that are not exercised by end of the exercisability period will lapse. It is understood that, if the directors continue their relationship with the Company, for a year from the end of the vesting period, the grantees have open availability up to a maximum of 50% of the shares purchasable by exercising the exercisable options.

The fair value of the options of the 2008 Top Plan was determined overall at the grant date (April 15, 2008) in an amount of 2,593 thousand euros and is recognized in equity over the vesting period of the options with a corresponding entry to “Employee benefits expenses”; the amount charged to income in 2009 was 864 thousand euros.

The fair value of the options has been calculating by applying the Montecarlo method and using the following calculation parameters:

•

exercise price: 1.95 euros per share;

•

current price: in relation to the performance targets set in the Plan, the share market prices have been considered at the grant date for Telecom Italia (1.40 euros per share (p.s.)) and for other leading companies in the telecommunications sector (Vodafone: 1.88 euros p.s., Telefonica: 18.6 euros p.s., France Telecom: 2.2 euros p.s., Deutsche Telekom: 11.19 euros p.s., British Telecom: 2.68 euros p.s., KPN: 11.38 euros p.s., Telia Sonera: 4.76 euros p.s., Telenor: 12.39 euros p.s. and OTE: 18.26 euros p.s.);

•

volatility: in relation to the performance targets set in the Plan, the volatility values of the shares were considered for Telecom Italia (33.02%) and for the above other leading companies in the telecommunications sector; at the measurement date, the implicit volatility of the relevant shares was assumed to be that observed on options negotiated for expirations of one year and where not available the volatility of the options closest to that date; finally, in the absence of options for that period, the volatility values were assumed to be the historical volatility of one year;

•

option period: three years for the vesting period (from April 15, 2008 to April 15, 2011) and three years for the exercise period (from April 15, 2011 to April 15, 2014);

•

expected dividends: dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid (0.08 euros per Telecom Italia ordinary share);

•

risk-free interest rate: this is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option (3.7485% for 6 years).

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

During 2008 and 2009, no stock options were exercised.

The market prices of Telecom Italia ordinary shares at December 31, 2009 and 2008 were respectively 1.0920 euros and 1.1492 euros, thus below the exercise price of the equivalent options outstanding and exercisable at those dates.

Aggregate movements in all Telecom Italia stock option plans in 2008 and 2009 are presented in the following table.

	Number of Equivalent Options	Weighted Average Price per Equivalent Option (euros)
Options outstanding at December 31, 2007	124.108.961	3.08
Of which: Options exercisable at December 31, 2007	124,108,961	3.08
Granted during the year	11,400,000	1.95
Exercised during the year	-	-
Forfeit[1] during the year	-	-
Lapsed[2] during the year	(12,469,872)	2.93
Expired[3] during the year	(63,965,090)	3.25
Options outstanding at December 31, 2008	59,073,999	2.70
Of which: Options exercisable at December 31, 2008	47,673,999	2.88
Granted during the year	-	-
Exercised during the year	-	-
Forfeit[1] during the year	-	-
Lapsed[2] during the year	(4,612,956)	2.86
Expired[3] during the year	(18,753,072)	2.89
Options outstanding at December 31, 2009	35,707,971	2.59
Of which: Options exercisable at December 31, 2009	24,307,971	2.89

(1)

These equivalent options are forfeit since they could no longer be exercised as a result of failure to reach performance targets.

(2)

These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

(3)

These equivalent options expired since they were not exercised during the stated period.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The following tables present, with reference to the Telecom Italia stock option plans existing at December 31, 2009 and 2008, grouped by the exercise price range, the residual weighted average life and the weighted average grant price of the equivalent options:

Price Range	Equivalent Options Outstanding at December 31, 2009		Equivalent Options Exercisable at December 31, 2009
(euros)	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euros)	Equivalent Options	Weighted Average Grant Price (euros)

1.95	11,400,000	4.29	1.95	-	-
2.41	224,457	0.17	2.41	224,457	2.41
2.78 – 2.94	24,083,514	0.18	2.89	24,083,514	2.89
	35,707,971			24,307,971

Price Range	Equivalent Options Outstanding at December 31, 2008			Equivalent Options Exercisable at December 31, 2008
(euros)	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euros)	Equivalent Options	Weighted Average Grant Price (euros)

1.95	11,400,000	5.29	1.95
2.41	392,800	0.74	2.41	392,800	2.41
2.78 – 2.94	47,281,199	0.80	2.89	47,281,199	2.89
	59,073,999			47,673,999

►

“Performance Share Granting” plan - Telecom Italia S.p.A.

The Telecom Italia board of directors in its meeting held on August 8, 2008 passed a resolution to implement the plan to grant free Telecom Italia ordinary shares under the “Performance Share Granting” plan approved by the shareholders’ meeting held on April 16, 2007. The plan grants recipients (top management of Telecom Italia or its subsidiaries) the right to a pre-set maximum and variable number of free shares, according to the period of each single grantee’s effective participation in the plan and the extent to which the pre-set share performance targets, reported below, have been reached (reference should be made to the specific prospectus published on August 9, 2008 and the communications published on September 16, 2008 and October 1, 2009).

The grantees of the Plan include, among others, the executive directors of companies controlled by Telecom Italia S.p.A..

The situation at December 31, 2009 shows that the number of shares which could effectively be granted based on the rights granted is equal to 11,224,600 (of which 9,714,000 by Telecom Italia employees and 1,510,600 by delegated directors of subsidiaries).

For each recipient, the maximum number of ordinary shares under the Full Grant was determined, on the basis of the recipient’s organizational role, as a ratio between a multiple of the fixed annual compensation and the ordinary share trading price on March 5, 2008.

The Plan covers a period of three years, from July 1, 2008 to June 30, 2011.

As for the Performance Targets, the Plan rewards the profit and equity return of investors, which is measured using the Total Shareholder Return of Telecom Italia (TI TSR) during the Incentive Period. In particular, the number of shares vested is calculated as the percentage of the full grant on the basis of the degree to which the following targets have been reached:

•

an “absolute” TI TSR target: 20% of the full grant is conditional on this target;

•

a “relative” TI TSR target: 80% of the full grant is conditional on this target.

The TI TSR calculation conventionally assumes that the initial value is the share trading price on March 5, 2008 (the day before the board of directors’ meeting which approved the 2008-2010 strategic guidelines). The

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

absolute TI TSR target value was set in the amount of 40% in relation to the entire three-year period of the Plan July 1, 2008 – June 30, 2011.

The relative TI TSR is an indicator of performance compared to market, represented by the variance of the TI TSR compared to the TSR of the Dow Jones Stoxx Index TLC sector (DJTLC - Bloomberg ticker SXKP). In relation to the three-year Plan, the ordinary shares can be granted starting from when the Index TSR is reached (corresponding to the vesting of shares equal to 10% of the full grant). For higher variance values, the number of shares vested grows until it reaches 80% of the full grant, in correspondence to a variance equal to or higher than +50%.

The fair value of the rights of the Performance Share Granting Plan had originally been determined as a total of 2,593 thousand euros. During 2009, new rights were granted and others were forfeit; consequently the fair value at December 31, 2009 – equal to 2,551 thousand euros (of which 2,253 thousand euros relates to employees of Telecom Italia) includes 506 thousand euros referring to the new rights issued in October 2009 and 2,045 thousand referring to the remaining rights previously granted and forfeit - will be recognized in equity over the vesting period of the rights with a corresponding entry to:

•

 “employees benefits expenses”, for 2,253 thousand euros, in respect of employees of Telecom Italia (the charge to the 2009 income statement is 655 thousand euros);

•

“investments in subsidiaries”, in respect of employees of those subsidiaries, for 298 thousand euros (of which 123 thousand euros represents the charge for 2009).

The unit fair value of the rights granted under the management incentive 2008 Performance Share Granting plan was calculated at the grant dates of September 8, 2008 and September 16, 2008 by applying the Montecarlo method and using the following calculation parameters at each grant date:

•

exercise price: equal to zero;

•

current price: in compliance with regulations, for Telecom Italia this is represented by the share trading price on March 5, 2008 equal to 1.615 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2008 equal to 281.65 euros;

•

TI volatility: historical volatility values of one year were assumed, taken over the three previous years, and, respectively, 34.94% for the rights granted September 8, 2008 and 35.36% for the rights granted September 16, 2008;

•

option period: three years from June 30, 2008 to June 30, 2011;

•

expected dividends: dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.08 euros per share);

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, respectively, 3.879% for the rights granted September 8, 2008 and 3.685% for the rights granted September 16, 2008.

The unit fair value of the rights granted under the management incentive 2008 “Performance Share Granting “ plan was calculated at the grant date of October 1, 2009 by applying the Montecarlo method and using the following calculation parameters:

•

exercise price: equal to zero;

•

current price: in compliance with regulations, for Telecom Italia this is represented by the share trading price in June 2009 equal to 0.96168 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2009 equal to 214.01318 euros;

•

TI volatility: historical volatility values of one year were assumed, taken over the two previous years equal to 50.029%;

•

option period: two years from June 30, 2009 to June 30, 2011;

•

expected dividends: dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.05 euros per share);

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, 1.222%.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 48 – Significant non-recurring events and transactions

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006.

The effect of non-recurring events and transactions in 2009 is as follows:

(millions of euros)		Equity	Profit for the year	Net financial debt	Cash flows (*)

Amount – financial statements	(A)	27,120	1,596	34,747	86
Accrual to provision for risk and charges in connection with Telecom Italia Sparkle case		(507)	(10)	-	-
Expenses for corporate-related transactions		(3)	(3)	1	(1)
Other sundry expenses		(8)	(8)	2	(2)
Expenses for mobility under Law 223/91		-		90	(90)
Loss on disposal of Telecom Media News		(11)	(11)	10	(10)
Losses on intangible assets		(26)	(26)	-	-
Net gain on disposal of other investments		4	4	(12)	12
Impairment loss on BBNed goodwill		(6)	(6)	-	-
Collection of legal amount of interest on repayment of TLC operating fee 1999		-	-	(100)	100
Total effect – (excluding effect of Discontinued operations)	(B)	(557)	(60)	(9)	9
Effect of Discontinued operations	(C)	(599)	(599)	3	(3)
Figurative amount – financial statements	(A-B-C)	28,276	2,255	34,753	80

(*) Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

The impact of non-recurring items on separate consolidated income statement line items is as follows:

(millions of euros)	2009	2008

Acquisition of goods and services / Other operating expenses:
Professional services for corporate-related transactions	(4)	-
Other sundry expenses	(8)	(3)
Employee benefits expenses:
Expenses for mobility under Law 223/91	-	(292)
IMPACT ON EBITDA	(12)	(295)
Gains (losses) on non-current assets:
Gains on properties	-	25
Gain on disposal of non-current assets – Pay-per-View business	-	9
Loss on disposal of Telecom Media News	(11)	-
Losses on intangible assets	(39)	-
Impairment reversals (losses) on non-current assets
Impairment loss on BBned goodwill	(6)	-
IMPACT ON EBIT	(68)	(261)
Other income (expenses) from investments:
Gains on disposal of other investments	4	2
Finance income (expenses):
Impairment loss on receivables from Lehman Brothers	-	(58)
Accrual to provision for risk and charges in connection with Telecom Italia Sparkle case	(10)	(10)
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(74)	(327)
Effect of income taxes	14	93
Discontinued operations	(599)	138
IMPACT ON PROFIT FOR THE YEAR	(659)	(96)

Note 49 – Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, a statement is made to the effect that in 2009 no atypical and/or unusual operations have been put into place, as defined by that Communication.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 50 – Other information

►

a) Exchange rates used to translate the financial statements of foreign operations (*)

		Year-end exchange rates (statements of financial position)		Average exchange rates for the year (income statements and statements of cash flows)
(local currency against 1 euro)		12/31/2009	12/31/2008	Year 2009	Year 2008

Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580
CZK	Czech koruna	26.47300	26.87500	26.43714	24.95849
HUF	Hungarian forint	270.42000	266.70000	280.31935	251.64456
CHF	Swiss franc	1.48360	1.48500	1.50996	1.58686
TRY	Turkish lira	2.15470	2.14880	2.16256	1.90850
GBP	Pound sterling	0.88810	0.95250	0.89132	0.79744
RON	New Romanian leu	4.23630	4.02250	4.23826	3.68489

North America
USD	U.S. dollar	1.44060	1.39170	1.39442	1.47053

Latin America
VEF	Venezuelan bolivar	3.09340	2.98840	2.99425	3.15768
BOB	Bolivian boliviano	10.11300	9.76720	9.79228	10.65382
PEN	Peruvian nuevo sol	4.16189	4.37155	4.19072	4.28810
ARS	Argentinean peso	5.46185	4.80444	5.20788	4.64170
CLP	Chilean peso	730.74400	888.08600	776.67296	763.53892
COP	Colombian peso	2,943.76000	3,124.48000	2,990.09031	2,872.07969
MXN	Mexican peso	18.92230	19.23330	18.79029	16.30980
BRL	Brazilian real	2.50837	3.25240	2.76933	2.67864

Other countries
ILS	Israeli shekel	5.45452	5.27800	5.46601	5.25740

 (*) Source: data processed by the European Central Bank, Reuters and major Central Banks.

►

b) Research and development

In 2009, expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	12/31/2009	12/31/2008

Research and development costs expensed during year	74	79
Development costs capitalized	768	623
Total research and development costs (expensed and capitalized)	842	702

Moreover, in the separate consolidated income statement for the year 2009 amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 1,012 million euros.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

In 2008, the scope of research and development activity was extended to include all projects for the hardware and software development of systems used by the companies of the Telecom Italia Group to manage both sales packages and customer activities (Business Support Systems) and network operations (Operational Support Systems, Security and other IT services). Such change in the scope of research and development activities did not have any effect on the accounting principles applied to research and development expenditures which are treated as described in Note “Accounting policies”.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations in the “Sustainability Section” under “Research and Development”.

►

c) Operating leases

Revenue related

The Group has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to interconnecting operators.

At December 31, 2009, the amount of lease installments receivable on non-cancelable lease contracts is equal to 6 million euros (5 million euros at December 31, 2008) and all of them are due within one year.

Expense related

The Group has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2009, the amount of lease installments payable on non-cancelable lease contracts is the following:

(millions of euros)	12/31/2009	12/31/2008

Within 1 year	417	412
From 2 to 5 years	597	697
After 5 years	68	170
Total	1,082	1,279

►

d) Directors’ and statutory auditors’ remuneration

The total remuneration to which the directors and statutory auditors of Telecom Italia S.p.A. are entitled in 2009, for carrying out such functions in the Parent and in other consolidated companies, amounts to 7.2 million euros for the directors and 0.5 million euros for the statutory auditors.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

►

e) Summary of fees to the audit firm and the firms in its network

Pursuant to art. 149 – duodecies of the Consob Regulation for Issuers (Resolution 11971/1999, as amended), the following schedule reports the fees referring to 2009 for audit and other services rendered to the companies of the Telecom Italia Group by Reconta Ernst & Young and firms that are part of the Ernst & Young network.

	Reconta Ernst & Young S.p.A.			Other firms in the Ernst & Young network
(in euros)	Telecom Italia	Subsidiaries	Telecom Italia Group	Telecom Italia	Subsidiaries	Telecom Italia Group	Total Ernst & Young network

Audit services	5,121,937	1,577,130	6,699,067	-	3,248,575	3,248,575	9,947,642
Verification services with issue of certification:
• Issue of comfort letters	520,000	-	520,000	-	-	-	520,000
• Certifications for participation in bids and other	123,000	-	123,000	-	4,381	4,381	127,381
Other services:
• Accounting due diligence on companies to be acquired	-	-	-	-	590,656	590,656	590,656
• Agreed upon procedures on regulatory accounting areas	68,000	-	68,000	1,044,344	-	1,044,344	1,112,344
• Agreed upon procedures on areas pertaining to the internal control system	-	-	-	-	374,800	374,800	374,800
Total costs in 2009 of the Telecom Italia Group for audit and other services from the Ernst & Young network	5,832,937	1,577,130	7,410,067	1,044,344	4,218,412	5,262,756	12,672,823

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 51 – Events subsequent to December 31, 2009

Sale of HanseNet Telekommunikation GmbH

On February 16, 2010, the Telecom Italia Group finalized the sale to Telefónica, through the subsidiary Telefónica Deutschland GmbH, of its entire investment held in HanseNet Telekommunikation GmbH, an operator focused on the retail market of broadband services in Germany.

The estimated economic impact of the sale, based on an enterprise value of 900 million euros, was recorded in the consolidated financial statements at December 31, 2009.

Specifically, the transaction resulted in a negative impact on the consolidated result of 597 million euros including the goodwill impairment loss on the company for 558 million euros.

Credit lines

On January 28, 2010, Telecom Italia repaid its syndicated credit line at maturity (denominated Term Loan 2010) for 1,500,000,000 euros of principal and 19,872,291.67 euros of interest.

On February 12, 2010, Telecom Italia signed a new syndicated revolving line with leading credit institutions for 1,250,000,000 euros for a three-year period. The market conditions provide for:

-

a margin on the Euribor in relation to the Company’s rating (the current BBB rating corresponds to a margin of 130 bps);

-

commitment fees equal to 40% of the margin (currently equal to 52 bps);

-

utilization fees equal to 25 bps for draw downs the line between 1/3 and 2/3 of the total and 50 bps for draw downs higher than 2/3 of the total.

The credit line represents a back-up line which increases the Group’s financial flexibility.

Bond issue

On February 10, 2010, Telecom Italia S.p.A issued bonds in the European market for 1,250 million euros, with an annual coupon of 5.25% and maturing on February 10, 2022.

Bond repayments

On January 1, 2010, the convertible bonds issued by Telecom Italia S.p.A., 1.5% coupon payable annually, for 574 million euros, reached maturity and were duly repaid.

On January 15, 2010, the bonds issued by Telecom Italia Capital S.A., 4% coupon payable semiannually, for USD 1,250 million, reached maturity and were duly repaid.

Acquisition of voting rights by holders of Tim Participações S.A. preferred shares

Tim Participações S.A.’s results for 2009 for the third consecutive year will not enable the company to pay the minimum dividends established by Brazilian law (6% of share capital for this category of shares) to the holders of preferred shares. As a result, these shareholders will have acquired voting rights starting from the next shareholders’ meeting of the company. The controlling shareholder Tim Brasil Serviços e Participações S.A. will keep the majority vote in the shareholders’ meetings (66.27% of share capital).

Telecom Italia Media share capital increase

On April 8, 2010, the Telecom Italia Media extraordinary session of the shareholders’ meeting met and passed the following resolutions:

a.

cancellation of the par value of ordinary and savings shares;

b.

a reverse share split of ordinary and savings shares in a ratio of one ordinary or savings share for every 10 ordinary or savings shares held;

c.

necessary amendment to the bylaws in order for the measures and the characteristics of the savings shares’ rights to remain unchanged following the resolution in a) and b) above;

d.

share capital increase for 240 million euros through the issue of ordinary shares to be offered on an optional basis to holders of ordinary and savings shares – revoking the mandate at one time conferred by the shareholders’ meeting to the board of directors to increase share capital up to a maximum of 10 million euros – giving mandate to the board to establish in the imminence of the rights offering, its other characteristics, including the subscription price, the maximum number of shares to be issued and the option ratio.

The option rights which are not exercised during the offering period ex art. 2441, paragraph 1 of the Italian Civil Code will be offered to the stock market ex art. 2441, paragraph 3 of the Italian Civil Code. As already

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

announced, Telecom Italia, the controlling shareholder of Telecom Italia Media with a 69.2% direct and indirect equity investment, has pledged its support to the initiative by assuming an irrevocable commitment to subscribe to its portion of the capital increase, in addition to any residual portion that remains unassigned at the end of the offer on the stock market, ex art. 2441, paragraph 3 of the Italian Civil Code.

The capital increase is expected to take place after all the necessary authorizations and fulfillment requirements have been met – and whenever the market conditions allow – during the first half of 2010.

The capital increase is part of the 2010–2012 Business Plan approved by the Telecom Italia Media board of directors on February 25, 2010 and its aim is to reinforce the asset structure and support the development of the company in the extremely dynamic market in which it operates. In particular, the proceeds from the subscription to the shares will be fully assigned for the repayment of a part of the existing financing extended by Telecom Italia and Telecom Italia Finance.

Finally, In order to allow the above mentioned actions to be carried out, the extraordinary session of the shareholders’ meeting has approved some amendments to the bylaws (art. 5 “Capital Measures” and art. 6 “Shares”)

Telecom Italia Sparkle

With regard to the Telecom Italia Sparkle case, reference should be made to the Note “Contingent liabilities, other information, commitments and guarantees”.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Note 52 – List of companies of the Telecom Italia Group

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE BULGARIA EOOD (telecommunications services)	SOFIA (BULGARIA)	BGN	5,860	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE EST S.r.l. (telecommunications services)	BUCHAREST (RUMANIA)	RON	88,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE HUNGARY K.F.T. (telecommunications services)	BUDAPEST (HUNGARY)	HUF	2,860,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE LUXEMBOURG S.A. (holding company)	LUXEMBOURG	EUR	41,625,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE OF NORTH AMERICA, Inc. (telecommunications and promotional services)	NEW YORK (USA)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunication services management)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA, Inc.
TELECOM ITALIA SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telephony services)	B.GO MAGGIORE (REP. OF S. MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of systems for encrypted crypto's telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	3,000,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GmbH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI UNITED KINGDOM Ltd (telecommunications services)	LONDON (UK)	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TIS FRANCE S.A.S. (installation and maintenance of telecommunications services for fixed network and relating activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI - TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	LONDON (UK)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	SAO PAOLO (BRAZIL)	BRL	8,909,639	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd
BRAZIL BU						
INTELIG TELECOMUNICAÇÕES Ltda (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	3,279,157,267	100.0000		TIM PARTICIPAÇÕES S.A.
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	6,067,040,293	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TIM CELULAR S.A. (mobile telephony operator)	SAO PAOLO (BRAZIL)	BRL	7,731,647,115	100.0000		TIM PARTICIPAÇÕES S.A.
TIM PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,149,096,024	66.2686	71.1435	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
MEDIA BU						
BEIGUA S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	ROME (ITALY)	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.
MTV PUBBLICITA' S.r.l. (advertising agency)	MILAN (ITALY)	EUR	10,400	100.0000		MTV ITALIA S.r.l.
TELECOM ITALIA MEDIA BROADCASTING S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA MEDIA S.p.A. (development and sale of products in the field of the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	ROME (ITALY)	EUR	100,510,259	65.7080 2.2471	66.7962 2.2846	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.
OLIVETTI BU						
ADVALSO S.p.A. (planning, production and servicing of telecommunication services and product)	IVREA (TURIN) (ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A
OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and holding company)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI INTERNATIONAL B.V. (in liquidation)
OLIVETTI ENGINEERING S.A. (product research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.
OLIVETTI ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9912		OLIVETTI INTERNATIONAL B.V. (in liquidation)
OLIVETTI FRANCE S.A. (sale of office equipment and software)	PUTEAUX (FRANCE)	EUR	2,200,000	100.0000		OLIVETTI S.p.A
OLIVETTI I-JET S.p.A. (manufacture and sale of products and accessories for office equipment)	ARNAD (AOSTA) (ITALY)	EUR	15,000,000	100.0000		OLIVETTI S.p.A
OLIVETTI INTERNATIONAL B.V. (in liquidation) (holding company)	AMSTERDAM (NETHERLANDS)	EUR	355,027,092	100.0000		OLIVETTI S.p.A
OLIVETTI S.p.A (manufacture and sale of products and accessories for office equipment)	IVREA (TURIN) (ITALY)	EUR	83,500,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UK)	GBP	6,295,712	100.0000		OLIVETTI INTERNATIONAL B.V. (in liquidation)
TIESSE S.c.p.A. (installation and assistance for electronic, computer, telematic and telecommunication equipment)	ROME (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
OTHER OPERATIONS						
BBEYOND B.V. (telecommunications services)	HOOFDDORP (NETHERLANDS)	EUR	18,000	100.0000		BBNED N.V.
BBNED N.V. (telecommunications services)	HOOFDDORP (NETHERLANDS)	EUR	82,430,000	99.9939 0.0061		TELECOM ITALIA INTERNATIONAL N.V. BBNED N.V.
BRASILCO S.r.l. (in liquidation) (holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
EMSA SERVIZI S.p.A. (in liquidation) (real estate services management)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
ETI - EURO TELECOM INTERNATIONAL N.V. (holding company)	AMSTERDAM (NETHERLANDS)	EUR	50,050	100.0000		ICH - INTERNATIONAL COMMUNICATION HOLDING N.V.
H.R. SERVICES S.R.L. (planning, development and supply of training services)	L AQUILA (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA S.p.A.
ICH - INTERNATIONAL COMMUNICATION HOLDING N.V. (holding company)	AMSTERDAM (NETHERLANDS)	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
INTERNLNET B.V. (internet services)	NIJMEGEN (NETHERLANDS)	EUR	39,960	100.0000		BBNED N.V.
NETESI S.p.A. (in liquidation) (telecommunications and multimedia services)	MILAN (ITALY)	EUR	434,715	100.0000		TELECOM ITALIA S.p.A.
OFI CONSULTING S.r.l. (administrative consulting)	IVREA (TURIN) (ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI GESTIONI IVREA S.r.l. (real estate services)	IVREA (TURIN) (ITALY)	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI HOLDING B.V. (finance company)	AMSTERDAM (NETHERLANDS)	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.
PURPLE TULIP B.V. (holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
SAIAT SOCIETA' ATTIVITA' INTERMEDIE AUSILIARIE TLC S.p.A. (finance company)	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.
SHARED SERVICE CENTER S.r.l. (planning, design, installation running of computer services)	ROME (ITALY)	EUR	1,756,612	100.0000		TELECOM ITALIA S.p.A.
TECO SOFT ARGENTINA S.A. (in liquidation) (design, development and sale of software)	BUENOS AIRES (ARGENTINA)	ARS	12,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA CAPITAL S.A. (finance company)	LUXEMBOURG	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (holding company)	HAMBURG (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA FINANCE S.A. (finance company)	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA INTERNATIONAL N.V. (holding company)	AMSTERDAM (NETHERLANDS)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA LATAM S.A. (telecommunications and promotional services)	SAO PAOLO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
TIAUDIT COMPLIANCE LATAM S.A. (internal auditing)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0002		TELECOM ITALIA AUDIT&COMPLIANCE SERVICES Scarl TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
SUBSIDIARIES CONSOLIDATED HELD FOR SALE						
HANSENET TELEKOMMUNIKATION GmbH (telecommunications services)	HAMBURG (GERMANY)	EUR	91,596,500	100.0000		TELECOM ITALIA DEUTSCHLAND HOLDING GmbH
ASSOCIATED AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD						
AREE URBANE S.r.l. (real estate)	MILAN (ITALY)	EUR	10,000	31.6500 0.9700		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l. (insurance mediation)	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
BALTEA S.r.l. (manufacture and sale of office equipment and computer and telecommunications services)	IVREA (TURIN) (ITALY)	EUR	100,000	49.0000		OLIVETTI S.p.A
BROAD BAND SERVICE S.p.A. (in liquidation) (production and sales of multimedia services)	SERRAVALLE (REP.OF S.MARINO)	EUR	77,000	20.0000		TELECOM ITALIA SAN MARINO S.p.A.
CONS. SCUOLA SUP.ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation) (professional training)	NAPLES (ITALY)	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.
CONSORZIO E O (in liquidation) (professional training)	ROME (ITALY)	EUR	15,482	50.0000		TELECOM ITALIA S.p.A.
CONSORZIO TEMA MOBILITY (marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	TURIN (ITALY)	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.
CONSORZIO TURISTEL (in liquidation) (online tourism services)	ROME (ITALY)	EUR	77,460	33.3333		TELECOM ITALIA S.p.A.
CRIAI S.c.r.l. CONS.CAMPANO DI RICERCA PER L'INFORMATICA E L'AUTOMAZIONE INDUSTRIALE (delivery of services in the IT and industrial automation fields)	NAPLES (ITALY)	EUR	589,258	47.9327		TELECOM ITALIA S.p.A.
Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA (telecommunications services)	HAVANA (CUBA)	USD	1,749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.
IM.SER S.r.l. (real estate management)	MILAN (ITALY)	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
LI.SIT. - LOMBARDIA INTEGRATA SERVIZI INFOTELEMATICI PER IL TERRITORIO S.p.A. (information, TLC services and products for the local public administration)	MILAN (ITALY)	EUR	6,500,000	24.2000		TELECOM ITALIA S.p.A.
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA LAB S.A.
NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
OCN-TRADING S.r.l. (in liquidation) (trading company)	IVREA (TURIN) (ITALY)	EUR	40,800	40.0000		TELECOM ITALIA S.p.A.
SOFORA TELECOMUNICACIONES S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	32.5000 17.5000		TELECOM ITALIA S.p.A. TELECOM ITALIA INTERNATIONAL N.V.
TELBIOS S.p.A. (technological services supporting the health sector)	MILAN (ITALY)	EUR	983,100	34.4708		TELECOM ITALIA S.p.A.
TELECOM MEDIA NEWS S.p.A. (multimedia journalistic information)	ROMA	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.
TELELEASING - LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (financial leasing of real estate and other assets)	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA' ATTIVITA' INTERMEDIE AUSILIARIE TLC S.p.A.
TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	45.6991 2.1027		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
TIGLIO II S.r.l. (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
XTRA MEDIA SERVICES B.V. (internet services)	NIJMEGEN (NETHERLANDS)	EUR	18,000	49.0000		INTERNLNET B.V.

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Certification of the Consolidated Financial Statements at December 31, 2009 Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with amendments and additions

1.

We, the undersigned, Franco Bernabè, as the Chief Executive Officer, and Andrea Mangoni, as the Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 dated February 24, 1998:

•

the adequacy in relation to the characteristics of the company and

•

the effective application

of the administrative and accounting procedures used in the preparation of the consolidated financial statements for the 2009 fiscal year.

2.

In this regards:

2.1

the assessment of the adequacy of the administrative and accounting procedures for the preparation of the consolidated financial statements at December 31, 2009, was based on a process defined by Telecom Italia with reference to the model of Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission which represents a framework generally accepted internationally.

2.2

The consolidated financial statements at December 31, 2009 include the effects of the restatement of the financial statements of preceding years following the identification of certain errors – as defined in IAS8 – in fiscal years 2005, 2006 and 2007 which also affect the consolidated financial statements at December 31, 2008 and 2009. As a result, the financial data for fiscal year 2008 presented for comparison purposes (including the opening statement of financial position at January 1, 2008) has been restated. The errors came to light as a result of the specific internal investigation activated in response to the findings from the judicial proceedings connected with the ongoing criminal investigation into Telecom Italia Sparkle, among others, as described in Note 3 (Restatement for errors and changes in accounting policies) and Note 29 (Contingent liabilities, other information, commitments and guarantees) to the consolidated financial statements.

The facts which emerge from the Court Order  prepared by the judicial authority in the course of its investigation, which has been carried out using the powers and faculties with which it is endowed, have placed in a different light certain matters which had already been reported in the notes to the consolidated financial statements at December 31, 2007 and in the Half-yearly Report at June 30, 2008 and which had led to the implementation of specific plans for the improvement of certain related internal processes, as described in the ‘Report on Corporate Governance and the 2009 shareholder structure’ of Telecom Italia S.p.A..

3.

The undersigned also certify that:

3.1.

the consolidated financial statements at December 31, 2009:

a)

are prepared in conformity with International Financial Reporting Standards adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council dated July 19, 2002 (International Financial Reporting Standards – IFRS), as well as the legislative and prescribed provisions in force in Italy with particular reference to the measures enacted for the implementation of Legislative Decree 38 dated February 28, 2005, art. 9;

b)

agree with the results of the accounting records and entries;

c)

provide a true and fair view of the financial conditions, results of operations and cash flows of the Company;

3.2.

the management report on operations contains a reliable operating and financial review of the Company and of the Group,, as well as a description of their exposure to major risks and uncertainties.

April 12, 2010

/signed/ Franco Bernabè Chief Executive Officer	/signed/ Andrea Mangoni Manager responsible for preparing the Company’s financial reports

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Independent auditors’ report

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Independent auditors' report
pursuant to Article 156 of Legislative Decree No. 58 of February 24, 1998
(now Article 14 of Legislative Decree No. 39 of January 27, 2010)
(Translation from the original Italian text)

To the Shareholders
of Telecom Italia S.p.A.

1. We have audited the consolidated financial statements of Telecom Italia S.p.A. and its subsidiaries (the "Telecom Italia Group") as of and for the year ended December 31, 2009, comprising the statements of financial position, income, changes in equity and cash flows and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with Article 9 of Italian Legislative Decree No. 38/2005 is the responsibility of Telecom Italia S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   Our audit of the consolidated financial statements for the year ended December 31, 2009 was made in accordance with the regulations in force during that year.

   The consolidated financial statements of the prior year and the statement of financial position at January 1, 2008 are presented for comparative purposes. As reported in the explanatory notes, management has restated, principally for the correction of errors, certain comparative data related to the prior year and to the statement of financial position at January 1, 2008 (derived from the December 31, 2007 financial statements), with respect to the information previously presented, on which we issued our audit reports on March 16, 2009 and March 26, 2008, respectively. We have examined the methods adopted to restate the comparative financial data and the information presented in the explanatory notes in this respect, for the purpose of our opinion as of and for the year ended December 31, 2009.

3. In our opinion, the consolidated financial statements of the Telecom Italia Group at December 31, 2009 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with Article 9 of Italian Legislative Decree No. 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of the Telecom Italia Group for the year then ended.

4. As reported in the report on operations and in the explanatory notes, on February 23, 2010 a decree was notified to Telecom Italia Sparkle S.p.A. ("TI Sparkle") with respect to a criminal proceeding in progress against TI Sparkle and the connected judicial measures issued to certain of its then officers, then employees and employees.

   The information reported in the decree, related to commercial transactions entered by TI Sparkle in the years 2005, 2006 and 2007, provided the directors of Telecom Italia S.p.A. with additional evaluation elements with respect to the facts under investigation, that had been analyzed in the past, by adding to their knowledge certain previously unknown aspects. Based on this new

Reconta Ernst & Young S.p.A.
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information and further investigations, the directors of Telecom Italia S.p.A., reached the conclusion to be in presence of errors, as defined by IAS 8, and in conformity with the same standard, reversed revenues and costs related to such transactions. Further, the directors of Telecom Italia S.p.A. considered probable that the undue VAT deduction be challenged for the tax years affected by the transactions under investigation and recognized a provision for €421 million, including taxes, interest and penalties.

As a consequence of the reversals and the recognition of the provision, shareholders' equity at December 31, 2009 decreased by €507 million. With respect to the comparative restated data, shareholders' equity decreased by €497 million and €487 million, respectively, at December 31, 2008 and January 1, 2008.

5. The management of Telecom Italia S.p.A. is responsible for the preparation of the report on operations and the report on corporate governance and on the company's ownership structure presented in section "Corporate Governance" of the website of Telecom Italia S.p.A. in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and of the specific section on the report on corporate governance and on the company's ownership structure restricted to the information reported therein in compliance with Article 123-bis of Italian Legislative Decree No. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b), with the financial statements, as required by law. For this purpose, we have performed the procedures required under Auditing Standard No. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion the report on operations and the information reported therein in compliance with Article 123-bis of Italian Legislative Decree No. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b) included in the report on corporate governance and on the company's ownership structure, are consistent with the consolidated financial statements of the Telecom Italia Group as of December 31, 2009.

Milan, Italy
April 13, 2010

Reconta Ernst & Young S.p.A.
signed by: Nadia Locati, partner

Telecom Italia Group Consolidated Financial Statements at December 31, 2009

Telecom Italia S.p.A.

Separate Financial Statements at December 31, 2009

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Contents

Separate Financial Statements - Telecom Italia S.p.A.

Statements of Financial Position

293

Separate Income Statements

295

Statements of Comprehensive Income

296

Statements of Changes in Equity

297

Cash Flows Statements

298

Note  1 – Form, content and other general information

300

Note  2 – Accounting policies

301

Note  3 – Restatement for errors and changes in accounting policies

317

Note  4 – Goodwill

320

Note  5 – Intangible assets with a finite useful life

324

Note  6 – Tangible assets (owned and under finance leases)

326

Note  7 – Other non-current assets

329

Note  8 – Deferred tax assets and deferred tax liabilities

331

Note  9 – Inventories

332

Note 10 – Trade and miscellaneous receivables and other current assets

333

Note 11 – Current income tax receivables

335

Note 12 – Securities other than investments (current assets)

335

Note 13 – Financial receivables and other current financial assets

336

Note 14 – Cash and cash equivalents

336

Note 15 – Discontinued operations/Non-current assets held for sale

337

Note 16 – Equity

338

Note 17 – Financial liabilities (current and non-current)

345

Note 18 – Net financial debt

350

Note 19 – Financial risk management

353

Note 20 – Derivatives

357

Note 21 – Supplementary disclosures on financial instruments

363

Note 22 – Employee benefits

368

Note 23 – Provisions

370

Note 24 – Miscellaneous payables and other non-current liabilities

371

Note 25 – Trade and miscellaneous payables and other current liabilities

372

Note 26 – Income tax payables

373

Note 27 – Contingent liabilities, other information, commitments and guarantees

373

Note 28 – Revenues

379

Note 29 – Other income

380

Note 30 – Acquisition of goods and services

380

Note 31 – Employee benefits expenses

381

Note 32 – Other operating expenses

382

Note 33 – Changes in inventories

382

Note 34 – Internally generated assets

382

Note 35 – Depreciation and amortization

383

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 36 – Gains (losses) on disposals of non-current assets

383

Note 37 – Impairment reversals (losses) on non-current assets

384

Note 38 – Income (expenses) from investments

384

Note 39 – Finance income

385

Note 40 – Finance expenses

386

Note 41 – Income tax expense

388

Note 42 – Related party transactions

390

Note 43 – Stock option and performance share granting plans

402

Note 44 – Significant non-recurring events and transactions

408

Note 45 – Positions or transactions resulting from atypical and/or unusual operations

409

Note 46 – Other information

409

Note 47 – Events subsequent to December 31, 2009

416

Note 48 – Investments

418

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Statements of Financial Position

Assets

STATEMENTS OF FINANCIAL POSITION

(euros)	notes	12/31/2009	*Of which related parties*	12/31/2008 Restated	*Of which related parties*	1/1/2008 Restated	*Of which related parties*
NON-CURRENT ASSETS							
Intangible assets							
Goodwill	4)	40,013,044,756	-	40,013,044,756		40,013,044,756	
Intangible assets with a finite useful life	5)	4,350,099,286	-	4,508,948,849		4,866,605,024	
		44,363,144,042	-	**44,521,993,605**		**44,879,649,780**	
Tangible assets	6)						
Property, plant and equipment owned		10,884,179,105	-	11,642,564,426		12,208,125,448	
Assets held under finance leases		1,294,820,459	-	1,369,060,595		1,442,372,649	
		12,178,999,564	-	**13,011,625,021**		**13,650,498,097**	
Other non-current assets			-				
Investments	7)	10,164,734,918	-	10,695,578,475		11,199,110,286	
Securities, financial receivables and other non-current financial ass	7)	567,646,612	*105,798,000*	639,928,323	*105,750,000*	582,332,594	*136,278,000*
Miscellaneous receivables and other non-current assets	7)	524,896,339	*33,084,000*	508,939,780	*3,839,000*	488,647,370	*8,345,000*
Deferred tax assets	8)	951,607,838	-	824,190,668		124,897,380	
		12,208,885,707	-	**12,668,637,246**		**12,394,987,630**	
			-				
TOTAL NON-CURRENT ASSETS (A)		**68,751,029,313**	-	**70,202,255,872**		**70,925,135,507**	
CURRENT ASSETS			-				
Inventories	9)	167,276,508	-	114,799,584		97,899,066	
Trade and miscellaneous receivables and other current assets	10)	5,930,899,858	*723,694,000*	6,768,445,509	*854,557,000*	7,190,792,090	*1,016,452,000*
Securities other than investments	11)	1,321,175,352		202,816		37,169,726	
Current income tax receivables	12)	212,881	-	-		-	-
Financial receivables and other current financial assets	13)	2,224,477,804	*1,333,191,000*	241,012,063	*38,486,000*	243,543,176	*8,242,000*
Cash and cash equivalents	14)	4,236,542,656	*55,045,000*	3,563,213,750	*1,019,331,000*	4,383,254,755	*132,689,000*
Current assets sub-total		**13,880,585,059**	-	**10,687,673,722**		**11,952,658,813**	
			-				
Discontinued operations/Non-current assets held for sale	15)		-	-		-	
of a financial nature		-	-	-		-	
of a non-financial nature		-	-	9,332,969		-	
		-	-	**9,332,969**		-	
TOTAL CURRENT ASSETS (B)		**13,880,585,059**	-	**10,697,006,691**		**11,952,658,813**	
			-				
TOTAL ASSETS (A+B)		**82,631,614,372**	-	**80,899,262,563**		**82,877,794,320**

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Equity and liabilities

(euros)	notes	12/31/2009	Of which related parties	12/31/2008 Restated	Of which related parties	1/1/2008 Restated	Of which related parties
EQUITY							
Share capital issued		10,673,865,180	-	10,673,803,874	-	10,673,793,336	
. less: treasury shares		(20,719,608)	-	(14,449,608)		(699,608)	
Share capital		10,653,145,572	-	10,659,354,266		10,673,093,728	
Paid-in capital		1,689,445,600	-	1,689,189,668		1,689,150,637	
Legal reserve		2,134,760,775	-	2,134,760,634		2,134,755,339	
Other reserves		-	-				
. Reserve L.D. 124/93 ex art. 13		391,352	-	391,352		391,352	
. Reserve D.P.R. 917/86 ex art. 74		5,749,710	-	5,749,710		5,749,710	
. Reserve for capital grants		602,258,805	-	602,258,805		602,258,805	
. Revaluation reserve ex lege 413/91		1,128,827	-	1,128,827		1,128,827	
. Reserve Law 266/2005, ex art.1, para. 469 - Law 342/2000 ex art. 14		315,842,091	-	315,842,091		315,842,091	
. Other		2,436,479,804	-	2,594,973,274		3,178,302,523	
Total Other reserves		3,361,850,589	-	3,520,344,059		4,103,673,308	
Retained earnings (Accumulated losses), including profit for the year		5,228,734,904	-	4,864,833,825		5,010,094,082	
TOTAL EQUITY (C)	16)	**23,067,937,440**	-	**22,868,482,452**		**23,610,767,094**	
NON-CURRENT LIABILITIES							
Non-current financial liabilities	17)	38,740,187,389	*19,601,514,000*	36,807,197,976	*18,661,411,000*	39,332,248,114	*21,618,416,000*
Employee benefits	22)	974,597,805	-	1,106,488,569		1,039,787,185	-
Deferred tax liabilities	8)	42,478,846	-	-		478,939,274	
Provisions	23)	512,248,658	-	533,966,081		737,640,486	
Miscellaneous payables and other non-current liabilities	24)	817,316,102	*42,799,000*	1,284,382,445	*65,251,000*	1,397,231,945	*103,090,000*
TOTAL NON-CURRENT LIABILITIES (D)		**41,086,828,800**	-	**39,732,035,071**		**42,985,847,004**	-
CURRENT LIABILITIES							
Current financial liabilities	17)	9,305,028,844	*4,516,968,000*	7,553,090,830	*6,273,983,000*	6,019,340,058	*3,687,174,000*
Trade and miscellaneous payables and other current liabilities	25)	8,936,795,713	*1,201,556,000*	9,532,516,727	*1,355,615,000*	10,159,518,315	*1,092,424,000*
Current income tax payables	26)	235,023,575	-	1,213,137,483		102,321,849	
TOTAL CURRENT LIABILITIES (E)		**18,476,848,132**	-	**18,298,745,040**		**16,281,180,222**	
TOTAL LIABILITIES (F=D+E)		**59,563,676,932**	-	**58,030,780,111**		**59,267,027,226**	
TOTAL EQUITY AND LIABILITIES (C+F)		**82,631,614,372**	-	**80,899,262,563**		**82,877,794,320**

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Separate Income Statements

(euros)	notes	Year 2009	Of which related parties	Year 2008 Restated	Of which related parties
Revenues	28)	20,473,745,146	*651,453,528*	21,983,745,912	*716,378,000*
Other income	29)	240,396,527	*25,342,000*	262,470,614	*29,716,000*
Total operating revenues and other income		**20,714,141,673**	-	**22,246,216,526**	-
Acquisition of goods and services	30)	(7,746,125,813)	*(1,193,675,000)*	(9,009,081,242)	*(1,286,114,000)*
Employee benefits expenses	31)	(3,120,437,392)	*(103,370,000)*	(3,447,727,485)	*(123,608,000)*
Other operating expenses	32)	(806,582,188)	*(356,000)*	(680,754,357)	*(2,070,000)*
Changes in inventories	33)	52,476,924	-	16,900,518	-
Internally generated assets	34)	414,825,689	-	412,310,093	-
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)		**9,508,298,893**	-	**9,537,864,053**	-
of which: impact of non-recurring items	44)	***(7,828,000)***	-	(285,672,000)	-
				-	-
Depreciation and amortization	35)	(4,303,410,519)	-	(4,426,217,244)	-
Gains (losses) on disposals of non-current assets	36)	(38,518,103)	-	27,422,483	-
Impairment reversals (losses) on non-current assets	37)	(5,353,454)	-	(11,399,998)	-
OPERATING PROFIT (EBIT)		**5,161,016,817**	-	**5,127,669,294**	-
of which: impact of non-recurring items	44)	***(46,341,000)***	-	(260,652,000)	-
				-	-
Income (expenses) from investments	38)	(367,546,796)	*165,954,000*	(591,155,905)	*128,175,000*
Finance income	39)	2,683,212,073	*1,747,666,000*	1,174,519,385	*91,418,000*
Finance expenses	40)	(5,021,329,432)	*1,671,368,000*	(3,575,512,975)	*(1,615,018,000)*
PROFIT BEFORE TAX		**2,455,352,662**	-	**2,135,519,799**	-
of which: impact of non-recurring items	44)	***(539,870,000)***	-	(739,102,000)	-
				-	-
Income tax expense	41)	(1,056,772,408)	-	(662,036,007)	-
PROFIT FOR THE YEAR		**1,398,580,254**	-	**1,473,483,792**	-
of which: impact of non-recurring items	44)	***(527,605,000)***	-	(669,275,000)	-

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Statements of Comprehensive Income

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Statements of Changes in Equity

Statements of Changes in Equity for the Year ended December 31, 2008 (Restated)

Statements of Changes in Equity for the Year ended December 31, 2009

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

 Cash Flows Statements

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Additional Cash Flow Information

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note  1 – Form, content and other general information

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Form and content

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy.  The head office of the Company is located in Milan, Italy.

Telecom Italia S.p.A. operates in Italy in the fixed and mobile telecommunications sector.

The statements of financial position, the income statements and the statements of comprehensive income and also the statements of changes in equity are presented in euros (without cents), while the statements of cash flows and the notes to these financial statements are presented, unless otherwise indicated, in thousands of euros.

Following the coming into force of European Union Regulation 1606/2002 and the national laws implementing that Regulation, as from January 1, 2006, Telecom Italia S.p.A. prepares its separate financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”). The designation “IFRS” also includes all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

The separate financial statements, rendered mandatory by the Italian Civil Code, have been prepared on a going concern basis (further details are provided in the Note “Accounting Policies”) and have also been drawn up in accordance with the national laws in force and, in particular, with the measures enacted implementing art. 9 of Legislative Decree 38 dated February 28, 2005.

The separate financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In 2009, Telecom Italia S.p.A. applied the accounting policies on a basis consistent with previous years except for IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements) that were early adopted and whose effects are described in the Note “Accounting Policies”.

For purposes of comparison, the statement of financial position at December 31, 2008 as well as the income statement, the statement of comprehensive income, the statement of cash flows and the statement of changes in equity for the year ended December 31, 2008 have been presented in accordance with IAS 1 revised (Presentation of Financial Statements).

Moreover, as described in the Note “Restatement for errors and changes in accounting policies”, following adjustments and accruals for errors – as defined by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) – recorded with respect to the matter of Telecom Italia Sparkle, as well as the retrospective application of IFRIC 13 (Customer Loyalty Programmes) which came into effect beginning January 1, 2009, the comparative data for the year 2008 has been restated. Finally, for the same reasons, the consolidated statement of financial position at January 1, 2008 has also been presented. The effects of the adoption of IFRIC 13 are also illustrated in the Note “Accounting Policies”.

Publication of the financial statements of Telecom Italia S.p.A. for the year ended December 31, 2009 was approved by resolution of the board of directors’ meeting held on April 12, 2010.

However, final approval of the separate financial statements of Telecom Italia S.p.A. rests with the shareholders’ meeting.

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Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1 revised, which came into effect on January 1, 2009. In particular:

•

the statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Company, conforms to internal reporting and is in line with the industrial sector of reference;

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

•

the statement of comprehensive income includes the profit or loss for the year as shown in the income statement and all other non-owner changes in equity;

•

the statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, for instance: losses/expenses deriving from the financial market crisis, income/expenses arising from the sale of properties, business segments and investments included under non-current assets, income/expenses stemming from corporate-related reorganizations and income/expenses arising from fines levied by regulatory agencies.

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the statements of financial position, the income statements and the statements of cash flows.

Note  2 – Accounting policies

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Going concern

The separate financial statements for the year ended December 31, 2009 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia S.p.A. will continue its operational activities in the foreseeable future.

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Company’s ability to continue as a going concern:

•

the main risks and uncertainties to which the Company is exposed are provided in the specific paragraph “Principal risks and uncertainties” in the Report on Operations under “Business outlook for the year 2010”;

•

the measures adopted in terms of the mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph devoted to the “Share capital structure” under the Note “Equity”;

•

the identification, the analysis, the objectives and the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

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Intangible assets

Goodwill

Following the early adoption of IFRS 3R (Business Combinations), which was applied prospectively, starting with the separate financial statements for the year ended December 31, 2009, goodwill is recognized as of the acquisition date (through merger or contribution) of companies or business segments and is measured as the difference between the consideration transferred (measured in accordance with IFRS 3R; it is generally recognized on the basis of the acquisition date fair value) and the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life whereas any gain from a bargain purchase or negative goodwill is recognized in the income statement.

IFRS 3R requires, inter alia, incidental costs incurred in connection with a business combination to be charged to the income statement, while they were previously included in the consideration paid.

Goodwill is initially recorded at cost and is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of tangible and intangible assets – Goodwill.

In case of the disposal, in whole or in part, of a business/segment previously acquired, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

In the context of IFRS first-time adoption, the Company elected not to apply IFRS 3 (Business Combinations)

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the income statement prospectively.

For a small portion of bundled offerings, principally of mobile equipment and services, the Company capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•

the capitalized costs can be measured reliably;

•

there is a contract binding the customer for a specific period of time;

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract (24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

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Tangible assets

Property plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost or, for those assets existing at January 1, 2004, at the deemed cost which for some assets is the revalued cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized when the obligation arises in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. The effects of this recalculation, if any, are recognized with an offsetting entry to tangible assets up to their carrying amount and for the excess to the income statement.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets. The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Company, are recognized as assets of the Company at their fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

Since there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the lease term.

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Impairment of tangible and intangible assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows generally cover a period of three years, except where longer-term projections are required such as in the case of start-up activities. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale).

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every annual or interim closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment losses are recognized in the income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the income statement.

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Financial instruments

In the context of IFRS first-time adoption, Telecom Italia S.p.A., elected to anticipate the adoption of IAS 32 (Financial Instruments: Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) at January 1, 2004. Furthermore, as allowed by IFRS 1, the designation of a financial instrument as a financial asset “at fair value through profit or loss” or “available-for-sale” or a financial liability measured at “fair value through profit or loss” was made at January 1, 2004 instead of at the date of initial recognition.

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are measured at cost adjusted by impairment losses. When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the investment is increased to the relative original cost. This reversal of an impairment loss is recognized as income in the income statement.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Company’s portfolio for a period of more or not more than 12 months, respectively.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Upon acquisition, investments are classified in the following categories:

•

“available-for-sale financial assets”, as non-current or current assets;

•

“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any writedown for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in Telecom Italia’s portfolio for a period of not more than 12 months, and are included in the following categories:

•

held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•

held for trading and measured at fair value through profit or loss;

•

available-for-sale and measured at fair value with a contra-entry to an equity reserve.

Changes in the value of securities other than investments classified as available-for-sale are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate income statement.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Compound financial instruments represented by bonds convertible into shares of the issuer are recognized by splitting the debt and the call option: the debt is included in financial liabilities using the amortized cost method while the call option amount, computed as the difference between the fair value of the debt and the proceeds raised on the issue of the financial instrument, is recorded in a specific equity reserve (Other equity instruments).

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a)

at the inception of the hedge, the hedging relationship is formally designated and documented;

b)

the hedge is expected to be highly effective;

c)

its effectiveness can be reliably measured;

d)

the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement.

•

Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction affects the income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the income statement.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

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Sales of receivables

Telecom Italia S.p.A. carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of all the risks and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

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Amounts due from customers on construction contracts

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets. Losses on such contracts, if any, are recorded in full in the income statement when they become known.

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Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

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Employee benefits

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations. As allowed by IFRS 1 and IAS 19, Telecom Italia S.p.A. has elected to recognize all actuarial gains and losses in the income statement as they arise.

The expenses relative to the increase in the present value of the severance indemnity liability, as the time for payment of the benefit comes closer, are included in the income statement under “Employee benefits expenses”.

Starting from January 1, 2007, the 2007 Italian Budget Law and the decrees implementing this law introduced significant changes to employee severance indemnity regulations, including the choice as to the possible destination of accruing employee severance indemnity either to supplementary pension funds or to the “Treasury fund” managed by INPS.

Consequently, the Company’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of “Defined benefit plans”.

Equity compensation plans

Telecom Italia S.p.A. provides additional benefits to certain managers and employees of the Group through equity compensation plans (stock options and performance share grants). The stock option plans starting from January 1, 2005 and the performance share granting plans are recognized in accordance with IFRS 2 (Share-Based Payment).

As allowed by IFRS 1, Telecom Italia S.p.A. did not apply IFRS 2 to stock option plans granted before November 7, 2002, as the terms and conditions of such plans had not changed.

In accordance with IFRS 2, employee stock options and performance share grants are measured at fair value at the grant date using models that take account of circumstances and factors applicable at the grant date (for

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

instance, for the stock options: option exercise price, vesting period, current price of the underlying shares, expected share price volatility, expected dividends and interest rate for a risk-free investment over the option term).

If the right vests over a certain vesting period and, depending on the circumstances, also when certain vesting conditions are satisfied, the total value is allocated over the vesting period and recorded in an equity reserve under “Other equity instruments”, with a contra-entry to the income statement under “Employee benefits expenses” in the case of employees of the Company and “Investments” in the case of employees of subsidiaries. At the end of each year, the originally measured fair value of each right is not adjusted or updated. However, at that date, adjustments are made to the estimate of the number of rights that will vest up to expiry (and therefore the number of employees who will have option exercise rights or receive shares, as a result of remaining, for example, in service over the vesting period). The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses” or “Investments”.

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Provisions

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Company resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

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Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

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Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the end of the reporting period. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the income statement.

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Revenues

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Company and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•

Revenues from services rendered

Revenues from services rendered are recognized in the income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Amounts billed to customers for providing information or other content are recognized as revenues when the service is provided either at the gross amount billed to the customer or based on the commission received from the content provider, depending on the nature of the service rendered.

Revenues from the activation of telephone services (as well as the related costs not in excess of the amount of revenues) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

•

Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When an arrangement contains multiple elements (equipment and/or services), revenues are allocated to each element based on its relative fair value. For offerings that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract.

For offerings which include the sale of mobile handsets and service contracts, Telecom Italia S.p.A. recognizes revenues related to the sale of the handset when it is delivered to the customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the bundled offerings in the mobile business are contracts with a minimum contractual period of 24 months and which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•

Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

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Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the income statement in the year in which they are incurred.

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Taxes

Income taxes include all taxes calculated on the basis of the taxable income of the Company, including relative incidental expenses of a non-financial nature (e.g. penalties); the relative interest expenses are recognized under “Finance expenses”.

Income taxes are recognized in the income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized directly in the relevant equity reserves.

Deferred taxes are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the separate financial statements except for non tax-deductible goodwill. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

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Dividends

Dividends received are recognized in the income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

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Use of estimates

The preparation of the separate financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item	Accounting estimates

Goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.
Accruals, contingent liabilities and employee benefits

About the accruals connected with the dismantle tangible assets, the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals connected with legal, arbitration and fiscal disputes are the result of a complex estimate process based upon the probability of an unfavorable outcome.

Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•

the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs up to the ceiling of the amount of revenues);

•

the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues

•

the estimate of the fair value of each component of bundled offerings.

Income taxes

Income taxes (current and deferred) are calculated according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments

The fair value of derivative instruments and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Company, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

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Correction of errors

IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) provides for, among other things, the recognition and disclosure of prior year errors. According to this standard, errors include the effects of mathematical mistakes, mistakes in applying accounting policies, oversights or misinterpretations of facts, and fraud.

Material errors, with respect to the their size and the circumstances that caused them, shall be corrected retrospectively in the first set of financial statements authorised for issue after their discovery by:

•

restating the comparative amounts for the prior years presented in which the error occurred; or

•

restating the opening balances of assets, liabilities and equity for the earliest prior year presented if the error occurred before the earliest prior year presented.

Retrospective restatement is correcting the recognition, measurement and disclosure of amounts of elements of financial statements as if a prior year error had never occurred.

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New Standards and Interpretations adopted by the EU and in force from January 1, 2009

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2009 are reported below and briefly summarized.

IFRS 8 (Operating Segments)

On November 21, 2007, Commission Regulation (EC) 1358-2007 was published endorsing the amendment to the standard.

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments and supersedes IAS 14 (Segment Reporting).

This new standard is not applicable to the separate financial statements of Telecom Italia S.p.A. as those financial statements are presented together with the consolidated financial statements which include the disclosure required by the standard.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Amendments to IAS 23 (Borrowing Costs)

On December 10, 2008, Commission Regulation (EC) 1260-2008 was published endorsing the amendments to the standard.

The main amendment to IAS 23 removes the option, allowed in the previous version of the standard, of immediately recognizing borrowing costs as an expense in the period incurred (the treatment adopted by the Telecom Italia), rather than capitalizing them.

The revised IAS 23 requires borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets that take a substantial period of time to get ready for use or sale to be capitalized as part of the cost of such assets. The amendments to this standard did not have any effect on the separate financial statements at December 31, 2009.

Amendments to IFRS 2 (Share-Based Payment)

On December 16, 2008, Commission Regulation (EC) 1261-2008 was published endorsing the amendments to the standard.

The standard clarifies the definition of “vesting conditions” and specifies the cases in which a condition that is not satisfied will result in the recognition of a cancellation of the award granted. The amendments did not have any impact on the separate financial statements at December 31, 2009.

IFRIC 13 (Customer Loyalty Programmes)

On December 16, 2008, Commission Regulation (EC) 1262-2008 was published endorsing IFRIC 13.

This interpretation addresses general accounting guidelines for customer loyalty programmes. Such interpretation is characterized by the following elements:

•

loyalty award credits granted to a customer are considered a separately identifiable element of the original sales transaction of the product or service itself and represent rights granted to the customer, for which the customer implicitly paid;

•

the amount of sales proceeds allocated to the loyalty award credits is measured by reference to their fair value (that is, the amount for which the award credits could have been sold separately). The entity recognizes the deferred portion of the proceeds as revenue only when it has fulfilled its obligations.

IFRIC 13 was accounted for retrospectively in accordance with IAS 8 and led to the restatement of the separate income statement, the statements of comprehensive income and the statement of cash flows for the year ended December 31, 2008 in addition to the statement of financial position at January 1, and at December 31, 2008 (for further details, see Note “Restatement for errors and changes in accounting policies”).

Amendments to IAS 1 (Presentation of Financial Statements)

On December 17, 2008, Commission Regulation (EC) 1274-2008 was published endorsing the amendments to IAS 1.

The main changes introduced provide for:

•

the presentation in the statement of changes in equity of the details related only to the owner changes in equity;

•

the presentation of all non-owner changes in equity in two statements (approach adopted by Telecom Italia):

—

a statement (Income statement) displaying components of profit (loss) for the year;

—

a statement (Statement of comprehensive income) beginning with profit (loss) for the year and displaying components of other comprehensive income).

Amendments to IAS 32 (Financial Instruments: Presentation) and IAS 1 (Presentation of Financial Statements)

On January 21, 2009, Commission Regulation (EC) 53-2009 was published endorsing the amendments to these standards.

The amendments to IAS 32 require, when certain conditions are met, that certain puttable financial instruments or obligations arising on liquidation should be classified as equity. The amendments to IAS 1 require disclosure of specific information about those instruments. The adoption of these amendments did not have any effect on the financial statements at December 31, 2009.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Amendments to IFRIC 9 (Reassessment of Embedded Derivatives) and IAS 39 (Financial Instruments: Recognition and Measurement): embedded derivatives

On November 27, 2009, Commission Regulation (EC) 1171-2009 was published endorsing the interpretation and the amendments to the standard.

The amendments to IFRIC 9 and IAS 39 allow entities to reclassify certain financial instruments out of the “fair value through profit or loss” category in specific circumstances. The amendments clarify that on the reclassification of a financial asset out of the “fair value through profit or loss” category all embedded derivatives have to be assessed and, if necessary, separately accounted for in the financial statements. The adoption of these amendments did not have any effect on the financial statements at December 31, 2009.

IFRS 7 (Financial Instruments:  disclosures)

On November 27, 2009, Commission Regulation (EC) 1165-2009 was published endorsing the amendment to the standard.

The amendments require, for every category of financial instrument measured at fair value, an indication of the methods and valuation techniques adopted. For this purpose, a three-level hierarchy has been introduced: (level 1: quoted prices; level 2: inputs derived from observable market data; level 3: inputs that are not based on observable market data).

Amendments have also been made to the liquidity risk disclosures. The adoption of these amendments did not have any effect on the financial statements at December 31, 2009.

IFRIC 18 (Transfer of Assets from Customers)

On November 27, 2009, Commission Regulation (EC) 1164-2009 was published endorsing IFRIC 18.

This interpretation applies to the accounting for transfers of items of property, plant or equipment by entities that receive such transfers from their customers and that the entity must then use to connect the customer to a network to provide the same goods or services. If the transferred item is controlled by the entity, it should be measured at fair value on initial recognition in property, plant and equipment. The interpretation also applies to cash received by entities from clients that must be used only to construct the asset.

The related revenues should be recognized over the terms of the contract agreed with the client to supply the goods or services or, if the date is not specified, over a period no longer than the estimated useful life of the asset. IFRIC 18 shall be applied prospectively to transfers of assets from customers received on or after July 1, 2009. The application of this interpretation did not have any effect on the financial statements at December 31, 2009.

Improvements to IFRS – issued by IASB in 2008

On January 23, 2009, Commission Regulation (EC) 70-2009 was published endorsing the improvements to the following standards that are in force from January 1, 2009.

•

IAS 1 (Financial Statement Presentation): assets and liabilities arising from derivative financial instruments that are not held for trading and that are not financial guarantee contracts or designated hedging instruments should be presented as either current or non-current assets and liabilities, according to their settlement date;

•

IAS 16 (Property, Plant and Equipment): the amendment provides clarification on the classification and accounting treatment for an entity that, in the course of the ordinary activities, routinely sells items of property, plant and equipment that it has held for rental to others;

•

IAS 19 (Employee Benefits): the amendment clarifies the treatment for changes in employee benefits, defines recognition for cost and income relating to past service cost and revises the distinction between short-term and long-term employee benefits, and must be applied prospectively;

•

IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance): the amendment states that the benefit of a government loan at a below-market interest rate should be treated as a government grant, and must be applied prospectively;

•

IAS 23 (Borrowing Costs): the amendment consists in a better definition of borrowing costs;

•

IAS 36 (Impairment of Assets): this amendment requires additional disclosure if fair value less costs to sell is determined using discounted cash flow projections;

•

IAS 38 (Intangible Assets): the amendment requires that when an entity incurs costs providing future economic benefits, but no intangible assets are recognized, such costs should be recognized as expenses when incurred, meaning when the entity receives the related goods or services. Moreover, an amendment to the standard allows entities to use the “Unit of Production Method” to calculate the amortization charge on an intangible asset with a finite useful life;

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

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IAS 39 (Financial instruments: Recognition and Measurement): the amendment clarifies how to calculate the revised effective interest rate on a financial instrument on cessation of fair value hedge accounting and also specifies the cases in which it is possible for there to be movements into and out of the “fair value through profit or loss” category.

The application of “Improvements to IFRS (issued by IASB in 2008)” did not have any effect on the separate financial statements at December 31, 2009.

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New Standards and Interpretations endorsed by the EU but not yet in force and early adopted

IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements)

On June 3, 2009, Commission Regulations (EC) 494-2009 and 495-2009 were published endorsing the revised versions of IFRS 3 and IAS 27.

The changes introduced by IFRS 3R and IAS 27R must be applied prospectively starting from January 1, 2010. However, following the acquisition of the entire stake of the Brazilian company Intelig Telecomunicações Ltda, Telecom Italia has decided, as allowed, to early adopt of such amendments starting from the 2009 consolidated and separate financial statements.

In particular, IFRS 3R introduces a number of changes in the accounting for business combinations that impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. The adoption of this standard did not have any effect on the separate financial statements of Telecom Italia at December 31, 2009.

The amendments to IAS 27R do not apply to the separate financial statements.

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New Standards and Interpretations endorsed by the EU but not yet in force

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2010 are reported below and briefly summarized.

Amendments to IAS 39 (Financial Instruments: Recognition and Measurement – Eligible hedged items)

On September 15, 2009, Commission Regulation (EC) 839-2009 was published endorsing some amendments to IAS 39 which clarifies certain aspects of hedge accounting:

•

identifying the cases in which inflation may be a hedged risk;

•

specifying that only the intrinsic value, not the time value, of an option can be designated as a hedge of one or some risks of a hedged item (that is, a one-sided risk).

The amendments are effective beginning January 1, 2010 and must be applied retrospectively in accordance with IAS 8.

The application of these amendments is not expected to have a material impact on the separate financial statements of the Company.

IFRIC 17 (Distribution of Non-cash Assets to Owners)

On November 26, 2009, Commission Regulation (EC) 1142-2009 was published endorsing IFRIC 17.

This interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and that an entity should measure this dividend payable at the fair value of the net assets to be distributed. Finally, an entity should recognize the difference between the dividend paid and the carrying amount of the net assets used for payment in the income statement.

IFRIC 17 is effective beginning January 1, 2010 and must be applied prospectively.

The application of this interpretation is not expected to have any effect on the separate financial statements of the Company.

Amendments to IAS 32 (Classification of Rights Issues)

On December 23, 2009, Commission Regulation (EC) 1293-2009 was published endorsing some amendments to IAS 32 regarding the accounting of rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

derivative liabilities. The amendments require that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

The amendments to IAS 32 are effective beginning January 1, 2011, but earlier application is permitted.

The application of these amendments is not expected to have any effect on the financial statements of the Company.

Amendments to IFRS 2 (Group Cash-settled Share-based Payment Transactions)

The amendments clarify, among other things, that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. The amendments are effective from January 1, 2010. The application of this amendment is not expected to have a material impact on the consolidated financial statements.

Improvements to IFRS (issued by IASB in 2009)

The main improvements, which are effective from January 1, 2010, are illustrated below.

•

IFRS 2 (Share-based Payment)

These amendments clarify that following the changes made by IFRS 3R to the definition of a business combination, the contribution of a business on the formation of a joint venture and the combination of entities or businesses under common control do not fall within the scope of IFRS 2.

•

IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations)

This amendment, which shall be applied prospectively, clarifies that IFRS 5 and other IFRSs that specifically refer to non-current assets (or disposal groups) classified as held for sale or discontinued operations set out all the disclosures required in respect of those assets or operations.

•

IAS 1 (Presentation of Financial Statements)

This amendment clarifies that an entity shall classify a liability as current when it does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting period, even if, at the option of the counterparty, the terms of a liability could result in its settlement by the issue of equity instruments.

•

IAS 7 (Statement of Cash Flows)

The amendment clarifies that only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities.

•

IAS 17 (Leases)

The amendment refers to the classification of leases of land and buildings. When a lease includes both land and buildings elements, an entity shall assess the classification of each element as a finance or an operating lease separately. At the date of adoption the classification of all land elements of unexpired leases must be reassessed, with any lease newly classified as a finance lease to be recognized retrospectively.

•

IAS 36 (Impairment of Assets)

The amendments refer to the allocation of goodwill to cash-generating units (or groups of cash-generating units) of an acquirer in a business combination or for purposes of impairment test. In particular, the amendments clarify that each unit or group of units to which the goodwill is so allocated shall not be larger than an operating segment as defined by IFRS 8 (Operating Segments) before aggregation.

•

IAS 39 (Financial Instruments: Recognition and Measurement)

The main amendments, to be applied prospectively to all unexpired contracts, are as follows:

a.

within the scope of IAS 39, the clarification about the exclusion of any forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date;

b.

as regards accounting for an embedded derivative separately from the host contract, the following clarification regarding the prepayment option embedded in a host debt contract was introduced: in the case in which the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host contract, such option shall be considered closely related to the host contract and therefore not accounted for separately.

•

IFRIC 9 (Reassessment of Embedded Derivatives)

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

This amendment, applicable prospectively, excludes from the scope of IFRIC 9 embedded derivatives in contracts acquired in a business combination, a combination of entities or businesses under common control or the formation of a joint venture.

•

IFRIC 16 (Hedges of a Net Investment in a Foreign Operation)

The amendments refer to the removal of the prohibition to use a derivative held by the foreign operation being hedged as a hedge of the net investment in that foreign operation.

The application of the “Improvements to IFRS (2009)” is not expected to have a material impact on the Company’s consolidated financial statements.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note  3 – Restatement for errors and changes in accounting policies

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Restatement as a result of errors

The ongoing criminal investigation involving Telecom Italia Sparkle, and the Rome court Order issued in relation to this investigation (the “Order”) which was served on the company on February 23, 2010 - for further details please see Note “Contingent liabilities and assets, other information, commitments and guarantees” - alleges that a number of former directors, former employees and current employees of Telecom Italia Sparkle committed crimes of cross-border criminal conspiracy, tax evasion, international money-laundering, reinvestment of profits from criminal activities, and registering assets under false names. The crimes of a cross-border criminal conspiracy, international money-laundering and reinvestment of profits from criminal activities are offenses that may entail administrative liability for a corporation under the Legislative Decree 231/2001.

As part of the proceedings, the Rome Judge issued a seizure order for 298 million euros, corresponding to the alleged unlawful deduction of VAT related to the transactions under investigation. A hearing was scheduled in chambers to discuss the request for the appointment of an Administrator for Telecom Italia Sparkle pursuant to Legislative Decree 231/01. On April 6, 2010, the Preliminary Investigations Judge cancelled this hearing as there were no longer any grounds to proceed on this matter.

In addition to the amounts seized, Telecom Italia Sparkle, as detailed in Note “Contingent liabilities and assets, other information, commitments and guarantees”, provided guarantees for an amount of 195 million euros, of which 72 million euros corresponds to the potential confiscation of profits generated by the sales transactions noted above, and 123 million euros corresponds to the difference between the amount already seized and corresponding to the VAT deducted during tax years 2005, 2006 and 2007 (298 million euros), and the highest amount the company could potentially owe in settlement of its tax position regarding the use of VAT credits on the basis of one of the possible settlement procedures with the Italian Tax Authorities.

The sales transactions effected, in the financial years 2005, 2006 and 2007, related to “Premium” telecommunications services carried over the Telecom Italia Sparkle network and were conducted with a number of smaller telecommunications carriers resident in the European Union (EU).

Internal investigation – 2007

In November 2006, the Rome Judge interviewed a number of Telecom Italia Sparkle officials, directors and employees as witnesses with knowledge of the facts with regard to an investigation on a VAT fraud alleged to have been committed by a number of Italian telecommunications operators, including the clients and suppliers identified in the Order. Subsequently, in January 2007 Telecom Italia Sparkle launched an internal investigation into contracts and commercial relations with these particular clients and suppliers. On completion of the internal investigation, which was undertaken with the assistance of independent tax consultants, in June 2007 commercial relations with the above-mentioned parties were terminated for precautionary reasons. As part of the investigation, Telecom Italia assessed its VAT position and particularly the tax paid with regard to the above-mentioned commercial transactions. On the basis of information available at the time, the conclusion of the investigation was that deduction of VAT on these purchases was appropriate.

Subsequent elements

Analyses and information acquired since the Order have provided additional elements for assessment of the events under investigation and the analysis undertaken in the past, adding previously unknown information which has become available through investigations undertaken by the Rome Prosecutors, using their specific powers and faculties.

Internal investigation – 2010

Subsequent to the issue of the Order, the company appointed independent legal, accounting and tax advisors to undertake a documentary investigation into activities between 2005 and 2009. The advisers’ analysis focused contracts and relations maintained by Telecom Italia Sparkle other than those covered under the Order, referring in particular to counterparties other than major telecommunications carriers and other Telecom Italia Group companies, concentrating traffic data and associated revenues, costs and payments. The Corporate

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Organs were informed about the extent and results of this analysis.

Restatement

Drawing upon further information available under the Order, along with data acquired as part of the 2010 internal investigation, Telecom Italia concluded that a number of transactions in the financial years 2005, 2006 and 2007 were affected by certain anomalies regarding the actual existence of the transactions and traffic, in addition to the progress and routing of traffic itself, to such an extent that the company now believes that these operations were subject to errors as defined under IAS 8.

In particular, since Telecom Italia S.p.A., as the Parent, adopts the Group VAT settlement procedure which allows for compensation of the receivable and payable balances for periodical settlement, in addition to the ending balance of the subsidiaries, placing the obligation of making payments for VAT exclusively in the hands of the same Parent, a provision for risks and charges has been recognized in the separate financial statements of Telecom Italia S.p.A.. The provision is included under “Trade and miscellaneous payables and other current liabilities” for VAT in connection with the transactions under investigation and on which the deduction and relative interest are being disputed.  The contra-entry of such provision, for the same amount, is to a specific account for intragroup receivables from the subsidiary recorded under “Trade and miscellaneous receivables and other current assets”. This is because the direct responsibility belongs to the subsidiary Telecom Italia Sparkle.

Accordingly, the comparative data for the year 2008 (including the opening statement of financial position at January 1, 2008), has been restated. The adjustments and accruals made, which have not had any effect on the equity or results of operations of Telecom Italia S.p.A., can be summarized as follows:

(millions of euro)	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009

Trade and miscellaneous payables and other current liabilities (provision for risks and charges)	50	246	319	329	340
Trade and miscellaneous receivables and other current assets (non-operating receivables from Telecom Italia Sparkle)	50	246	319	329	340
Effects on Equity	-	-	-	-	-

►

Restatement as a result of changes in accounting policies IFRIC 13  (Customer Loyalty Programmes)

As described in Note “Accounting Policies”, IFRIC 13 was accounted for retrospectively in accordance with IAS 8 and led to the restatement of the separate consolidated income statement and the consolidated statement of cash flows for the years ended December 31, 2008 and 2007 in addition to the consolidated statement of financial position at December 31, 2008 and at December 31, 2007. Such restatement is related to the Domestic operating segment only.

The application of IFRIC 13 led to: a decrease in revenues mainly in reference to the deferral of the component relating to customer award credits granted and an increase in acquisition of goods and services correlated to the redemption of awards and a consequent reduction in the tax charge. In the consolidated statement of financial position, this Interpretation led to the recognition of higher current liabilities, mainly correlated to the deferral of revenues, the recognition of deferred tax assets and a consequent reduction in equity.

*    *    *

The following tables reflect the impacts on the prior year’s financial statement line items of the accounting adjustments for errors – as defined by IAS 8 – in connection with the “Telecom Italia Sparkle case” and the retrospective application of IFRIC 13.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

	2008
(millions of euros)	Historical	Errors	Impact IFRIC 13	Restated

Revenues	22,026	-	(42)	21,984
Acquisition of goods and services	(9,005)	-	(4)	(9,009)
Other operating expenses	(688)	-	7	(681)
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	9,577	-	(39)	9,538
OPERATING RESULT (EBIT)	5,167	-	(39)	5,128
PROFIT BEFORE TAX	2,174	-	(39)	2,135
Income tax expense	(674)	-	12	(662)
PROFIT FOR THE YEAR	1.500	-	(27)	1.473

	1/1/2008				12/31/2008
(millions of euros)	Historical	Errors	Impact IFRIC 13	Restated	Historical	Errors	Impact IFRIC 13	Restated

Deferred tax assets	122	-	3	125	809	-	15	824
TOTAL NON-CURRENT ASSETS	70,922	-	3	70,925	70,187	-	15	70,202
Trade and miscellaneous receivables and other current assets	6,872	319	-	7,191	6,440	329	-	6,769
TOTAL CURRENT ASSETS	11,634	319	-	11,953	10,368	329	-	10,697
TOTAL ASSETS	82,556	319	3	82,878	80,555	329	15	80,899

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the year	12,942	-	(4)	12,938	12,240	-	(31)	12,209
TOTAL EQUITY	23,615	-	(4)	23,611	22,899	-	(31)	22,868
Trade and miscellaneous payables and other current liabilities	9,833	319	7	10,159	9,158	329	46	9,533
TOTAL CURRENT LIABILITIES	15,955	319	7	16,281	17,924	329	46	18,299
TOTAL LIABILITIES	58,941	319	7	59,267	57,656	329	46	58,031
TOTAL EQUITY AND LIABILITIES	82,556	319	3	82,878	80,555	329	15	80,899

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note  4 – Goodwill

Goodwill at December 31, 2009, refers to the goodwill included in the domestic segment of TI S.p.A., equal to  40,013,045 thousand euros. Such amount has remained unchanged compared to the total goodwill allocated to the Domestic Fixed and Domestic Mobile cash-generating units (CGUs) at December 31, 2008.

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. To test for impairment, goodwill must be allocated to cash-generating units (CGU) or groups of CGUs according to the maximum aggregation limit which cannot exceed the operating segment in accordance with IFRS 8. The allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes.

The impairment test regarded the domestic business segment of TI S.p.A. which represents the CGU to which the major part of domestic goodwill is allocated.

The impairment test consists of comparing the recoverable amount of the CGU with the carrying amount of its operating assets. The recoverable amount is the higher of the value in use (present value of expected earnings flows) and the fair value less costs to sell (price obtainable on the market).

The value used to determine the recoverable amount of the TI S.p.A. CGU (domestic business segment) is the value in use, which has been calculated with the same parameters used for the impairment test of the Core Domestic group of CGUs in the consolidated financial statements.

The most representative basic assumptions for the calculation of the value in use are presented in the following table:

TI S.p.A.

EBITDA margin (EBITDA/sales) during the period of the plan
Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)
Cost of capital
Long-term growth rate

The estimate of the value in use of the TI S.p.A. CGU is based on the data in the 2010-2012 Plan. The expected flows beyond 2012 have been capitalized in perpetuity. The earnings flows used to estimate the value in use are the cash nopat, equal to (Ebitda – Capex) x (1-Tc). The nominal growth rate used to estimate the terminal value is the following:

TI SpA

-0.35%

This rate falls within the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the presentation of the third-quarter 2009 results).

The cost of capital was estimated by considering the following:

a)

the criterion for the CAPM - Capital Asset Pricing Model estimate (the criterion referred to in Annex A of IAS 36) was applied;

b)

the Beta coefficient was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient = 0.95);

c)

for comparison purposes, consideration was given to the values of the Weighted Average Cost of Capital (WACC) relating to the Domestic segment, identified by the analysts who follow Telecom Italia shares in their reports published after the presentation of the third-quarter 2009 results. In particular, the capitalization rate (WACC-g) was used which is equal to the median of the rate used by equity analysts in their reports published after the third quarter of 2009. This rate expresses the implicit growth rate in the

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

terminal value (g) of -0.35%. Since the growth rate in the terminal value depends on the level of capital expenditures (capex) needed to sustain such growth, in order to arrive at the estimate of the earnings flow to be capitalized, a capital expenditures level (capex/revenues) was considered that is aligned with the median of the equity analysts (equal to 14.97%).

On the basis of these elements, the weighted average cost of capital and the capitalization rate (WACC –g) have been estimated as follows:

TI S.p.A.

%

WACC post-tax	7.60
WACC post-tax – g	7.95
WACC pre-tax	11.22
WACC pre-tax – g	11.57

At December 31, 2009, the value in use for the TI S.p.A. CGU exceeds the relative carrying amount by 5,448 million euros.

For purposes of the sensitivity analysis for the TI S.p.A. CGU, four key variables have been considered: the pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA and capital expenditures in proportion to revenues (capex/revenues).

Value of key variables used to estimate the value in use

%

Pre-tax discount rate	11.22
Long-term growth rate (g)	-0.35
Compound Annual Growth Rate (CAGR) of EBITDA	0.91 *
Capital expenditures rate (Capex/Revenues)	from 14.3 to 15.0

* This growth rate refers to EBITDA removed of the effects indicated in IAS 36.45,a.

Changes in key variables needed to render the recoverable amount equal to the carrying amount

%

Pre-tax discount rate	1.17
Long-term growth rate (g)	-1.50
Compound Annual Growth Rate (CAGR) of EBITDA	-2.59
Capital expenditures rate (Capex/Revenues)	3.15

Since, as a result of the change in the Group’s organizational structure at the beginning of the year, at December 31, 2009, the goodwill pertaining to TI Sparkle allocated to the International Wholesale CGU is an amount of 421,285 thousand, it was deemed appropriate to test this CGU to ascertain if there is an impairment loss also for purposes of the separate financial statements of Telecom Italia S.p.A.. To this end, the carrying amount of the investment in TI Sparkle was adjusted in order to consider the prorated share of the Domestic segment’s goodwill allocated to the International Wholesale CGU.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

The value used to determine the recoverable amount of the International Wholesale CGU is the value in use.

The most representative basic assumptions for the calculation of the value in use are presented in the following table:

International Wholesale

EBIT margin

Costs for rights of use (IRUs) of the networks and relative amortization
Cost of capital
Long-term interest rate

In the case of the International Wholesale CGU, the assessment is prudently based on the capitalization of expected earnings (Nopat) for 2010 (thus excluding the expected growth during the period of the plan and considering depreciation higher than capex).

The nominal growth rate used to estimate the terminal value is the following:

International Wholesale

-0.50%

This rate falls within the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the presentation of the third-quarter 2009 results).

The cost of capital was estimated by considering the parameters used for the impairment test of the Core Domestic group of CGUs in the consolidated financial statements and, in particular, the following references:

i.

the criterion for the estimate of CAPM - Capital Asset Pricing Model (referred to in Annex A of IAS 36) was applied;

ii.

the Beta coefficient for both CGUs was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient = 0.95);

iii.

for the International Wholesale CGU, a full equity financial structure is considered in that it is representative of the normal financial structure of the business.

On the basis of these elements, the weighted average cost of capital and the capitalization rate (WACC –g) have been estimated as follows:

International Wholesale

%

WACC post tax	9.28
WACC post tax – g	9.78
WACC pre tax	13.76
WACC pre tax – g	14.26

At December 31, 2009, the value in use for the International Wholesale CGU exceeds the relative carrying amount (adjusted to include the allocated goodwill) by 369 million euros.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

For International Wholesale, the sensitivity analysis regarded the cost of capital and the growth rate (g), in addition to the EBIT margin (EBIT/revenues). The tables that follow show the key variables used to estimate the value in use and the changes in such variables needed to render the recoverable amount equal to the carrying amount.

Value of key variables used to estimate the value in use

%

Pre-tax discount rate	13.76
Long-term growth rate (g)	-0.50
EBIT Margin (EBIT/Revenues)	10.61

Changes in key variables needed to render the recoverable amount equal to the carrying amount

%

Pre-tax discount rate	5.51
Long-term growth rate (g)	-5.51
EBIT Margin (EBIT/Revenues)	-2.96

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note  5 – Intangible assets with a finite useful life

Intangible assets with a finite useful life decreased 158,849 thousand euros compared to December 31, 2008. Details on the composition and movements during the year are as follows:

Additions in 2009 include 207,002 thousand euros of internally generated assets (-23,605 thousand euros compared to December 31, 2008).

Industrial patents and intellectual property rights consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite period of time, amortized over the period of useful benefit, estimated in three years, with the exception of patents which are amortized over five years.

Concessions, licenses, trademarks and similar rights mainly refer to the remaining unamortized cost of the licenses for mobile and fixed telecommunications services. The UMTS license has an unamortized balance at the end of 2009 of 1,611,346 thousand euros and is being amortized over 18 years on the basis of the residual period of benefit; the amortization charge for 2009 is 134,278 thousand euros. In 2009, the 2100 MHz frequency, also for UMTS services, freed by the former IPSE, was purchased for 88,954 thousand euros; the amortization charge for 2009 is 613 thousand euros. Both licenses expire on December 31, 2021.

The Wireless Local Loop license, equal to 7,831 thousand euros, is being amortized over 15 years; the amortization charge for 2009 is 1,119 thousand euros. The license for Wi-Max service, purchased in 2008, has an unamortized cost of 12,352 thousand euros and is being amortized over 15 years; the amortization charge for 2009 is 921 thousand euros.

Other intangible assets mainly comprise capitalized subscriber acquisition costs of the Business segment for mobile telephony; the unamortized cost at the end of 2009 is 148,299 thousand euros. Amortization of these capitalized costs is taken over a two-year period in conjunction with the duration of the contracts signed with the clientele.

Work in progress and advance payments increased 76,802 thousand euros. Changes during the year include the disposal (for 38,513 thousand euros) of the credit management platform for the fixed-line consumer clientele which can no longer be used as a result of the new organizational structure of the Domestic Business Unit and the continuation of the fixed-mobile convergence process.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2009 and 2008 can be summarized as follows:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

There were no new charges for impairment losses on intangible assets during the year.

The gross carrying amount of intangible assets principally comprises the reduction in the gross carrying amount of “Industrial patents and intellectual property rights” for the retirement of software applications releases that are no longer in use or completely re-written or completely amortized for a total of approximately 3,000,000 thousand euros.

The change in the gross carrying amount of other intangible assets is basically due to the accounting elimination of capitalized subscribers acquisition costs following the completion of the amortization process.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note  6 – Tangible assets (owned and under finance leases)

►

Property, plant and equipment owned

Property, plant and equipment owned decreased 758,385 thousand euros compared to December 31, 2008. Details on the composition and movements during the year are as follows :

Additions in 2009 include 207,824 thousand euros of internally generated assets. The impairment losses refer to the adjustment of the provision covering mainly the impairment loss on materials destined for rent, difficult to make use of and in the process of being replaced with technologically more advanced materials.

Depreciation is calculated using a straight-line method over the estimated useful lives of the assets. Land, including land pertaining to buildings, is not depreciated.

Depreciation rates are reviewed yearly and are changed if the estimated useful life differs from that estimated previously. The effect of such change is recognized in the income statement prospectively.

The minimum and maximum depreciation rates used in 2009 and 2008 are the following:

Buildings (civil and industrial)	3%
Plant and equipment	3% - 33%
Manufacturing and distribution equipment	20% - 25%
Other	11% - 33%

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2009 and 2008 can be summarized as follows:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

The gross carrying amount of disposals recorded in 2009 totaling 1,324,990 thousand euros can be analyzed as follows: land and buildings 5,510 thousand euros, plant and machinery 955,072 thousand euros, equipment  118,393 thousand euros and other 246,015 thousand euros.

In 2009, accumulated impairment losses changed by 4,577 thousand euros, mainly due to the adjustment to cover the impairment loss on materials destined for rent, difficult to make use of and in the process of being replaced with more advanced materials.

►

Assets held under finance leases

Assets held under finance leases decreased 74,240 thousand euros compared to December 31, 2008. Details of the composition and movements during the year are as follows :

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount of accumulated impairment losses and accumulated depreciation at December 31, 2009 and 2008 can be summarized as follows:

The only significant reduction in the gross carrying amount refers to other assets under finance leases (hardware at the Data Centers) and is due to their disposal owing to expired contracts, completely depreciated, for 104,476 thousand euros.

At December 31, 2009, lease payments due in future years and their present value are as follows:

	12/31/2009		12/31/2008
(thousands of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Minimum lease payments

Within 1 year	228,075	216,711	212,395	208,943
From 2 to 5 years	798,638	603,800	778,896	610,677
After 5 years	1,261,508	635,477	1,410,778	723,221
Total	2,288,221	1,455,988	2,402,069	1,542,841

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

(thousands of euros)	12/31/2009	12/31/2008

Future net minimum lease payments	2,288,221	2,402,069
Interest portion	(832,233)	(859,228)
Present value of lease payments	1,455,988	1,542,841
Finance lease liabilities	1,780,602	1,914,771
Financial receivables for lessors’ net investments	(324,614)	(371,930)
Total net finance lease liabilities	1,455,988	1,542,841

Note  7 – Other non-current assets

Other non-current assets decreased 459,750 thousand euros compared to December 31, 2008 and include:

(*) Analyzed in the Note “Deferred tax assets and deferred tax liabilities”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Note 48 – Investments – provides details of changes in 2009 for each investment and the values at the beginning and end of the year and also the list of investments in subsidiaries, associates and joint ventures in compliance with article 2427 of the Italian civil Code.

Financial receivables and other non-current financial assets decreased 72,281 thousand euros.  The composition is as follows:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Financial receivables from subsidiaries refer to a loan made to Telecom Italia Media (100,002 thousand euros), received from the European Investment Bank (EIB) for the 2005–2007 three-year capital expenditures program aimed at expanding the infrastructures of the Digital Terrestrial Network. These receivables also include 3,235 thousand euros relating to the receivable from Telecom Italia Finance for the non-current portion of the fair value measurement of the fair value hedge derivatives partly hedging the bonds subscribed to between Telecom Italia S.p.A. and Telecom Italia Finance.

Financial receivables from other related parties refer to the fair value hedge derivatives put into place with the Mediobanca group.

Receivables for lessors’ net investments relate to:

•

Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•

medium/long-term portion of contracts which provide for the sale to customers under finance leases of assets which the Company has available under finance leaseback contracts, with the performance of accessory services under the “full rent” formula.

The total amount (non-current and current portion) of these receivables is as follows:

(thousands of euros)	12/31/2009	12/31/2008

Non-current portion	217,083	241,127
Current portion	107,531	130,803
Total	324,614	371,930

Loans to employees refer to the remaining amount due on loans granted.

Hedging derivatives relating to hedged items classified as non-current assets and liabilities of a financial nature refer to the mark-to-market component of the derivatives. Further details are provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets increased 15,956 thousand euros and are composed of:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Receivables from associates mainly include loans made to the company Aree Urbane (24,893 thousand euros) which were reclassified from financial receivables since they no longer bear interest.

In particular:

•

other receivables refer principally to guarantee deposits;

•

prepaid expenses are costs deferred in connection with the recognition of revenues.

Note  8 – Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

(thousands of euros)	12/31/2009	12/31/2008

Deferred tax assets	951,608	824,190
Deferred tax liabilities	(42,479)	0
Total	909,129	824,190

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

(thousands of euros)	12/31/2009	12/31/2008

Deferred tax assets	1,050,815	1,013,073
Deferred tax liabilities	(141,686)	(188,883)
Total	909,129	824,190

Utilizations and new accruals of deferred tax assets and liabilities gave rise to a tax benefit recorded in income for the year ended December 31, 2009 of 24,232 thousand euros. Upon presentation of the tax return for the year 2008, the company took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fall under the “derivation regime” and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 dated November 29, 2008; this realignment - which provides for the reabsorption of the relative net deductible differences over five years starting in 2009 in equal amounts – will result in an absorption of net deferred tax assets of approximately 60 million euros per year over the next four years.

Deferred tax assets also include the taxes recognized in equity in 2009 for 60,707 thousand euros and which mainly refer to the change in cash flow hedge derivatives (51,506 thousand euros).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

The temporary differences which make up this line item at December 31, 2009 and 2008 are the following:

(thousands of euros)	12/31/2009	12/31/2008

Deferred tax assets:
- Writedowns	4,545	2,376
- Payables for pension fund integration Law 58/92	72,404	102,285
- Provisions for risks and charges	132,289	152,768
- Provision for bad debts	183,421	162,243
- Recognition of revenues	62,826	72,314
- Sale and leaseback of properties	108,525	135,657
- Provision for restoration costs	53,455	66,836
- Derivatives	254,557	200,826
- Capital grants	17,189	24,785
- Taxed amortization and depreciation	130,045	69,510
- Other deferred tax assets	31,559	23,473
Total	1,050,815	1,013,073
Deferred tax liabilities:
- Accelerated depreciation	(30,541)	(35,012)
- Deferred gains	(18,638)	(47,163)
- Bonds	(14,128)	(10,099)
- Discounting of provision for employee severance indemnities	(30,215)	(36,178)
- Derivatives	(8,259)	(11,886)
- Land and buildings	(18,235)	(18,286)
- Other deferred tax liabilities	(21,670)	(30,259)
Total	(141,686)	(188,883)
Total net deferred tax assets (liabilities)	909,129	824,190

At December 31, 2009, the Company has tax-suspended equity reserves of 2,760,038 thousand euros, subject to taxation in the event of distribution and/or utilization, on which deferred taxes have not been provided since their distribution or utilization is not foreseen.

Note  9 – Inventories

Inventories amount to 167,277 thousand euros at December 31, 2009, increasing 52,477 thousand euros compared to December 31, 2008. They mainly consist of equipment, handsets and the relative accessories for fixed-line and mobile telecommunications.

Writedowns of inventories made in 2009 total 28,223 thousand euros and mainly refer to the adjustment of mobile handsets to estimated realizable value.

No inventories are pledged as collateral.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 10 – Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased 837,546 thousand euros compared to December 31, 2008 and are composed of the following:

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The following analyses at December 31, 2009 and December 31, 2008 present the ageing of financial instruments included in trade and miscellaneous receivables and other current assets.

			Overdue:
(thousands of euros)	12/31/2009	current	0-90 days.	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	4,894,590	3,895,167	189,981	101,732	143,748	563,962

			Overdue:
(thousands of euros)	12/31/2008	current	0-90 days.	91-180 days.	181-365 days.	More than 365 days.

Trade and miscellaneous receivables and other current assets	5,564,051	4,355,902	172,358	183,776	219,978	632,037

The significant reduction in the oldest overdue categories, in particular, the contraction in receivables overdue more than 365 days is also owing to the closing of disputes with other operators.

Trade receivables amount to 4,694,779 thousand euros (5,097,983 thousand euros at December 31, 2008) and are net of the provision for bad debts of 602,103 thousand euros (561,389 thousand euros at December 31, 2008).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Movements in the provision for bad debts are as follows:

(thousands of euros)	2009	2008

At January 1	561,389	713,598
Accruals charged to income statement	281,612	264,595
Utilization	(240,898)	(416,804)
At December 31	602,103	561,389

The provision relates to individual writedowns for 367,241 thousand euros  (338,381 thousand euros at December 31, 2008) and general writedowns for 234,862 thousand euros (223,008 thousand euros at December 31, 2008). Accruals are made for specific credit positions with particular risks. Amounts accrued in respect of receivable positions without such features are effected on the basis of the average estimated uncollectibility by customer segment.

Receivables from customers, amounting to 3,103,532 thousand euros, decreased 352,173 thousand euros compared to December 31, 2008, mainly as a result of a contraction in sales.

Receivables from subsidiaries, amounting to 170,098 thousand euros, mainly refer to TLC services rendered to Telecom Italia Sparkle (46,193 thousand euros), Matrix (36,625 thousand euros) and Tim Participaçoes (11,731 thousand euros).

Receivable from associates and joint ventures total 91,175 thousand euros and particularly refer to Teleleasing (64,786 thousand euros) for the sale of TLC equipment and services and to LI.SIT (19,235 thousand euros) for the project to supply health cards to the Lombardy Region.

Receivables from other related parties amounting to 71,649 thousand euros refer in particular to balances with the Banca Intesa Sanpaolo group (33,485 thousand euros) and Assicurazioni Generali (20,842 thousand euros).

Miscellaneous receivables and other current assets amount to 1,210,640 thousand euros (1,644,058 thousand euros at December 31, 2008) and are net of a provision for bad debts of 55,135 thousand euros. Details are as follows:

Receivables from subsidiaries principally refer to credit positions connected with the Group VAT procedure and with Group income tax consolidation. In particular, note should be taken of the receivable due from Telecom Italia Sparkle for 339,666 thousand euros (329,066 thousand euros at December 31, 2008) equal to the amount corresponding to the irregular deduction of VAT by the subsidiary Telecom Italia Sparkle in the years 2005, 2006 and 2007, in addition to interest; such receivables have been recorded against the corresponding obligation of the Parent to make the payments for VAT, as established by the Group VAT settlement procedure. For further details, see Note “Contingent liabilities, other information, commitments and guarantee”.

Receivables from associates refer to transactions with LI.SIT.

Receivables from other related parties relate to factoring transactions for dealer receivables on mobile equipment sales effected with Mediofactoring, a company in the Banca Intesa Group.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Tax receivables totaling 37,030 thousand euros basically include amounts due on tax returns, refund requests made to local Agencies for taxes and fees and also VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables particularly include:

•

receivables from other factoring companies (95,843 thousand euros);

•

receivables for the Universal Service (52,607 thousand euros);

•

receivables from the Italian state and the European Union (29,988 thousand euros) for grants relating to research and training projects.

Trade and miscellaneous prepaid expenses principally pertain to building leases (69,111 thousand euros), rentals and maintenance (76,172 thousand euro), insurance premiums (12,074 thousand euros) and deferrals of costs in relation to the recognition of revenues in accordance with IAS 18 (192,511 thousand euros).

Note 11 – Current income tax receivables

Current income tax receivables increased from 203 thousand euros at December 31, 2008 to 213 thousand euros.

Note 12 – Securities other than investments (current assets)

Securities other than investments increased 1,321,175 thousands of euros compared to December 31, 2008. The composition is as follows:

(thousands of euros)	12/31/2009	12/31/2008

Held-to-maturity financial assets
Unlisted securities other than investments held-to-maturity	-	-
Available-for-sale financial assets
Listed securities other than investments available-for-sale, due after three months	921,057	-
Financial assets at fair value through profit or loss
Listed securities other than investments held for trading	400,118	-
Total	1,321,175	-

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

“Listed securities other than investments available-for-sale, due after three months” include 900 million euros (nominal value) of Italian Treasury Bills with an A rating by S&P’s.

“Listed securities other than investments held for trading” refer to 200 million euros invested in a monetary fund and 200 million euros in a government fund, both with AAA ratings by S&P’s, and managed by a leading international credit institution.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 13 – Financial receivables and other current financial assets

Financial receivables and other current financial assets increased 1,983,466 thousand euros compared to December 31, 2008 and are composed as follows:

(thousands of euros)	12/31/2009	12/31/2008

Financial receivables for lessors’ net investments	107,531	130,803
Loans to employees	8,256	11,531
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	200,573	57,579
Non-hedging derivatives	1,900,504	7,416
Receivables from subsidiaries	6,097	6,206
Receivables from associates and joint ventures	4	26,715
Receivables from other related parties	0	14
Other financial receivables	1,231	700
Prepaid expenses	282	48

Total	2,224,478	241,012

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Receivables for lessors’ net investments refer to:

•

the current portion of Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•

the current portion of contracts which provide for the sale, under finance leases, of assets to customers which the Company has available under finance leaseback contracts, with the rendering of accessory services under the “full rent” formula.

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature refer to accrued income on the derivatives.  Further details are provided in the Note “Derivatives”.

Non-hedging derivatives total 1,900,504 thousand euros (7,416 thousand euros at December 31, 2008) and include the measurement of transactions which Telecom Italia S.p.A. carries out on behalf of the companies of the Group in its exclusive role as the centralized treasury function (further details are provided in the Note “Derivatives”). This item is fully offset by the corresponding item classified in current financial liabilities.

Note 14 – Cash and cash equivalents

Cash and cash equivalents increased 673,329 thousand euros compared to December 31, 2008 and are composed as follows:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Liquid assets with banks, financial institutions and post offices increased 1,151,181 thousand euros compared to December 31, 2008.

The different technical forms used for the investment of liquidity as of December 31, 2009 can be analyzed as follows:

•

maturities: all deposits have a maximum maturity date of one month;

•

counterpart risks: investments have been made with leading high-credit-quality banks and financial institutions with a rating of at least A;

•

country risk: investments have been made in major European financial markets.

Note 15 – Discontinued operations/Non-current assets held for sale

At December 31, 2009, there are no “Discontinued operations/Non-current assets held for sale” following the disposal of the 49% investments held by Telecom Italia S.p.A. in the companies Luna Rossa Challenge 2007 and Luna Rossa Trademark, which took place in March, for 9,333 thousands of euros.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 16 – Equity

Equity is composed as follows:

Movements in share capital during 2009 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2008 and December 31, 2009

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Reconciliation between the value of shares outstanding at December 31, 2008 and December 31, 2009

In March 2009, Telecom Italia S.p.A. purchased 11,400,000 ordinary shares to service the stock option plan reserved for Executive Officers of Telecom Italia, “Stock Option Plan Top 2008”, approved by the shareholders’ meeting held on April 14, 2008.

The total amount of ordinary treasury shares at December 31, 2009 for 40,008 thousand euros was recorded for the part relating to the par value (20,720 thousand euros) as a deduction from share capital issued and, for the remaining amount, as a deduction from other reserves.

►

Share capital structure

The ordinary and savings shares of the Company are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

Telecom Italia S.p.A. sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an efficient access to external sources of financing (taking advantage of the best opportunities offered in the euro, U.S. dollar and Pound sterling financial markets to minimize costs) and an efficient process of renegotiating maturities aimed at reducing the refinancing risk.

The remuneration of risk capital is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, Telecom Italia S.p.A. constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

►

Rights of savings shares

The rights of savings shares are indicated below:

-

the profit shown in the duly approved financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

-

after assigning preferred dividends to the savings shares, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

-

if in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and is added to the preferred dividends for the next two successive years;

-

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

-

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

-

upon the wind-up of the Company, the savings shares have a pre-emptive right in the reimbursement of capital for the entire par value;

-

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask the Company to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

***

Paid-in capital is 1,689,446 thousand euros at December 31, 2009, increasing 256 thousand euros compared to December 31, 2008.  The change is due to the additional paid-in capital relating to the issue of shares following the conversion of bonds.

The Legal reserve totals 2,134,760 thousand euros at December 31, 2009, unchanged compared to December 31, 2008.

Other reserves amount in total to 3,361,851 thousand euros at December 31, 2009. This is a decrease of 158,493 thousand euros compared to December 31, 2008.  The various reserves are analyzed as follows:

•

Reserve ex art. 13, L.D. 124/1993 (391 thousand euros): unchanged from December 31, 2008;

•

Reserve ex art. 74, D.P.R. 917/1986 (5,750 thousand euros): unchanged from December 31, 2008;

•

Reserve for capital grants (602,259 thousand euros): unchanged from December 31, 2008;

•

Revaluation reserve ex Law 413 dated December 30, 1991 (1,129 thousand euros): unchanged from December 31, 2008;

•

Reserve, ex article 1, paragraph 469, Law 266/2005 and ex article 14, Law 342/2000 (315,842 thousand euros): unchanged from December 31, 2008 and deriving from the reclassification of the merger surplus reserve originating from the merger of Tim Italia, in order to set up the same tax-suspended reserve already recorded in the financial statements at December 31, 2005 of the merged company;

•

Reserve for cash flow hedges (-618,735 thousand euros): a decrease compared to December 31, 2008 of 150,215 thousand euros. This reserve is related to the accounting of cash flow hedge transactions. In particular, it refers to unrealized gains and losses, net of the related tax effect, on the fair value adjustment of a financial instrument designated as a cash flow hedge;

•

Reserve for available-for-sale financial assets (7,734 thousand euros): a decrease compared to December 31, 2008 of 6,796 thousand euros. This reserve includes unrealized gains and losses, net of tax effects, regarding the investments in Fin.Priv (2,535 thousand euros) and Assicurazioni Generali (-1,023 thousand euros), and the net positive fair value adjustment of other available-for-sale financial assets (6,222 thousand euros), net of the relative tax effects;

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

•

Reserve for other equity instruments (2,616 thousand euros): includes the value of the stock options assigned to executive directors in accordance with the “Top Plan 2008” and the value of the share granting rights assigned to top management of Telecom Italia or subsidiaries in accordance with the “Performance Share Granting” Plan. With regard to the bonds “Telecom Italia 1.5% 2001-2010”, since the bonds were no longer convertible as from December 16, 2009, the value of the conversion rights no longer exercisable was reclassified, net of the tax effect, to other reserves;

•

Reserve ex Law 488/1992: the reserve at December 31, 2008 (203,416 thousand euros) was fully released following the completion of the project for which it was set up;

•

Merger surplus reserve (2,072,518 thousand euros): unchanged from December 31, 2008;

•

Unavailable reserve originating from the application of art. 7, paragraph 7 of Legislative Decree 38/2005 (578,235 thousand euros);

•

Miscellaneous reserves (394,112 thousand euros).

Retained earnings (accumulated losses), including profit for the year, shows a positive balance of 5,228,736 thousand euros at December 31, 2009, increasing 363,902 thousand euros compared to December 31, 2008. The change is mainly due to the profit for the year 2009 (1,398,580 thousand euros) which is partly offset by dividends distributed (1,033,502 thousand euros).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

The following statement provides additional disclosure on equity and is prepared pursuant to art. 2427, number 7-bis, showing the items in equity separately according to their source, possibility of utilization and distribution, in addition to their utilization in prior years.

The amount of distributable reserves without any tax charges to be borne by the Company is equal to 7,346,004 thousand euros.

***

The table below shows the restrictions, pursuant to art. 109, paragraph 4, letter b) of TUIR, relating to off-book deductions effected for income tax purposes in past years:

(thousands of euros)
Off-book deductions at 12/31/2008	83,399
Reversal for taxation during the year	(21,682)
Off-book deductions at December 31, 2009	61,717
Deferred taxes (Ires and Irap)	(16,972)
Restriction on equity at December 31, 2009	44,745

This regime imposes a restriction on all equity reserves, without distinction, for an amount equal to the off-book deductions net of the relative deferred taxes provided. This restriction remains until such time as the excess tax deductions and consequent taxation are recovered in the books.

More specifically, compared to December 31 2008, the deductions diminished by 21,682 thousand euros as a result of taxation during the year.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Therefore, taking into account the residual deductions effected in prior years and not covered by the fiscal realignment carried out in accordance with Law 244 dated December 24, 2007, the total restriction on equity in the financial statements amounts to 44,745 thousand euros.

►

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options of the stock option plans still outstanding at December 31, 2009:

	Number of maximum shares issuable	Nominal value (thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per share (euros)

Additional capital increases approved (ord. sh.)

Stock Option Plan 2002 Top	5,941,567	3,268	13,298	2,788052
Stock Option Plan 2002	17,153,847	9,434	40,675
of which grants March 2002	16,929,390	9,311	40,258	2,928015
grants August 2002	224,457	123	417	2,409061
Stock Option Plans 2003-2005 – ex-TIM	1,212,557	667	2,887	2,788052
Total additional capital increases approved (ord. sh.)	24,307,971	13,369	56,860	2,930636
Additional capital increases not yet approved (ord. sh.)	1,600,000,000	880,000

At December 31, 2009, there were still 484,600,157 bonds outstanding of the issue “Telecom Italia 1.5% 2001-2010 convertible with repayment premium”, that were no longer convertible from the date of December 16, 2009. On December 30, 2009, the shares on the last bond conversion requests received by December 15, 2009 were made available to those entitled. The remaining 484,600,157 bonds outstanding at December 31, 2009, although no longer convertible, were reimbursed on January 1, 2010, with a one-time payment made on January 4, 2010.

Further details on Stock option plans are provided in the Note “Stock option and performance share granting plans of Telecom Italia S.p.A.”.

With regard to the additional increases not yet approved, the shareholders’ meeting held on April 8, 2009 granted the directors the right (which, to date, has not been exercised), for a maximum period of five years beginning April 8, 2009, to increase against payment, at one or more times, share capital for a maximum nominal total amount of 880,000,000 euros, through the issue, with or without paid-in capital, of a maximum of 1,600,000,000 ordinary shares of par value 0.55 euros each:

(i)

to be offered as option rights to those entitled in whole or in part,

(ii)

to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall fix the subscription price (including any paid-in-capital) and establish a specific deadline for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

►

Authorizations for the issue of convertible bonds and the purchase of treasury shares

The board of directors of Telecom Italia S.p.A. has the right to issue, at one or more times and for five years, starting April 8, 2009, bonds convertible into ordinary shares, to be offered as option rights to those entitled, for a maximum nominal amount of 1,000,000,000 euros.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

At December 31, 2008, the Company held 26,272,014 treasury shares, of which 25,000,000 were purchased to service the plan for granting free Telecom Italia S.p.A. ordinary shares to resources who hold key roles as employees or collaborators of Telecom Italia S.p.A. or subsidiaries (“Performance Share Granting Plan”), as part of the first tranche of the treasury share buyback program announced on August 8, 2008.

Between March 17 and March 31, 2009, the Company purchased 11,400,000 ordinary shares to service the stock option plan reserved for Executive Officers of Telecom Italia S.p.A., “Stock Option Plan Top 2008”, as part of the second tranche of the treasury share buyback program announced on August 8, 2008.

The Telecom Italia S.p.A. shareholders’ meeting held on April 14, 2008, in fact, had passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders’ resolution, the purchase of Telecom Italia S.p.A. ordinary shares, at one or more times and at any date, for a maximum of 11,400,000 ordinary shares and thus up to 0.059% of share capital.

This authorization for the purchase of treasury shares, in effect until October 14, 2009, was in relation to the implementation, approved by the board of directors in its meeting held on April 15, 2008, of the stock option plan reserved for the executive officers of Telecom Italia S.p.A. approved by the same ordinary shareholders’ meeting held on April 14, 2008.

As decided by the board of directors in its meeting held on August 8, 2008, the unit price for the purchases was   between a minimum and a maximum corresponding to the weighted average trading prices of ordinary shares registered by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of purchase, respectively decreased or increased by 10%. The purchase of the treasury shares in any case took place within the limits of the unrestricted reserves, as shown in the most recent financial statements approved at the time the purchase was carried out. The purchases were made on regulated markets, according to the manner allowed by the regulations and laws in force.

As a result of these purchases, the authorization for the buyback of treasury shares approved by the shareholders’ meeting held on April 14, 2008 was completely used and the treasury share buyback Program announced on August 8, 2008 ended.

***

On the basis of the motion put forward by the board of directors’ meeting held on April 12, 2010, the profit for the year 2009 of Telecom Italia S.p.A., equal to 1,398,580 thousand euros, shall be appropriated as dividends for 1,034,816 thousand euros, for distribution to the shareholders:

•

0.050 euros for each ordinary share,

•

0.061 euros for each savings share,

gross of withholdings as established by law; undistributed profit will be appropriated to retained earnings.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 17 – Financial liabilities (current and non-current)

Financial liabilities are composed as follows:

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Bonds are composed as follows:

(thousands of euros)	12/31/2009	12/31/2008

Non-current portion	17,285,565	15,142,211
Current portion	1,404,022	600,572
Total carrying amount	18,689,587	15,742,783

Fair value adjustments as a result of hedge accounting and measurement at amortized cost	(567,663)	(434,264)

Total nominal repayment amount	18,121,924	15,308,519

The nominal repayment amount is 18,121,924 thousand euros, increasing 2,813,405 thousand euros compared to December 31, 2008.

The following table lists the bonds issued to third parties, expressed at the nominal repayment amount and at market value:

Currency	Amount (millions of euros)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/09 (%)	Market value at 12/31/09 (millions of euros)
Bonds issued
Euro	796	796	3-month Euribor+ 0.20%	6/7/07	6/7/10	99.915	100.025	796
Euro	750	750	4.500%	1/29/04	1/28/11	99.560	103.453	776
Euro	1,250	1,250	6.250%	2/1/02	2/1/12	98.952	108.947	1,362
Euro	1,000	1,000	3- month Euribor + 0.53%	12/6/05	12/6/12	100	101.058	1,011
Euro	650	650	6.750%	3/19/09	3/21/13	99.574	114.841	746
Euro	500	500	3-month Euribor+ 0.63%	7/19/07	7/19/13	100	101.662	508
Euro	500	500	7,875%	1/22/09	1/22/14	99.728	120.257	601
Euro	673	673	4.750%	5/19/06	5/19/14	99.156	108.641	731
Euro	120	120	3-month Euribor+ 0.66%	11/23/04	11/23/15	100	102.949	124
GBP	500	563	5.625%	6/29/05	12/29/15	99.878	110.615	623
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	131.666	1,119
Euro	400	400	3-month Euribor+ 0.79%	6/7/07	6/7/16	100	103.986	416
GBP	750	845	7.375%	5/26/09	12/15/17	99.608	124.408	1,051
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	114.976	1,437
GBP	850	957	6.375%	6/24/04	6/24/19	98.850	118.009	1,129
Euro	348	348	6-month Euribor (base 365)	1/1/02	1/1/22	100	100	348
GBP	400	450	5.875%	5/19/06	5/19/23	99.622	115.510	520
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	127.869	857
Subtotal		12,572						14,155

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website http://www.telecomitalia.it.

The following table lists the bonds repaid during the year by Telecom Italia, divided by issuing company, expressed at the nominal repayment amount:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Currency	Amount (millions of euros)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)

Euro	110	110	3-month Euribor + 0.60%	4/8/2004	3/30/2009	100

The following table lists the bonds bought back during the year by Telecom Italia:

BUYBACKS	Amount (millions of euros)	Buyback period

Telecom Italia S.p.A. 796 million euros Floating-rate Notes maturing June 2010	53.75	April - May

Convertible bonds can be analyzed as follows:

(thousands of euros)	12/31/2009	12/31/2008

Non-current portion	-	541,107
Current portion	580,996	7,258
Total carrying amount	580,996	548,365

Measurement at amortized cost	(7,337)	25,576

Total nominal repayment amount	573,659	573,941

The nominal repayment amount totals 573,659 thousand euros, decreasing 282 thousand euros compared to December 31, 2008 as a result of bond conversions.

As established in the Regulations, bond conversion requests have been regularly presented during the bond period, starting from January 22, 2002 up to December 15, 2009, and the relative shares exchanged have been issued at the established dates. Specifically, the shares relating to the last bond conversion requests received between December 1 and December 15, 2009 were made available to those entitled on December 30, 2009. The remaining 484,600,157 bonds outstanding at December 31, 2009, although no longer convertible, have been reimbursed on January 1, 2010, with a one-time payment made on January 4, 2010.

The following table lists the “Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium”, expressed at the nominal repayment amount:

Convertible bonds issued by Telecom Italia S.p.A.:

Currency	Nominal repayment amount (millions of euros)	Coupon	Underlying shares	Issue date	Maturing date	Issue price (%)	Market price at 12/31/2009 (%)	Market value at 12/31/2009 (millions of euros)

Euro	574	1.500%	TI S.p.A.	11/23/01	1/1/10	100	118.299	573

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Medium/long-term amounts due to banks total 4,177,351 thousand euros (5,121,280 thousand euros at December 31, 2008), decreasing by 943,929 thousand euros.

Short-term amounts due to banks of 1,674,096 thousand euros, increased 1,255,278 thousand euros (418,818 thousand euros at December 31, 2008) and include 1,573,189 thousand euros for the current portion of medium/long-term amounts due to banks (of which 1.5 billion euros refers to the Term Loan, repayed in January 2010).

Medium/long-term payables to other lenders amount to 23,244 thousand euros (37,468 thousand euros at December 31, 2008) and refer to payables to the Ministry of Economic Development.  Short-term payables to other lenders amount to 290,382 thousand euros (322,889 thousand euros at December 31, 2008) and include 15,225 thousand euros for the current portion of medium/long-term payables to other lenders.

Medium/long-term payables to subsidiaries amount to 13,605,745 thousand euros and increased 1,308,262 thousand euros compared to December 31, 2008 (12,297,483 thousand euros). They refer to loans payable to Telecom Italia Capital S.A. (10,373,958 thousand euros) and Telecom Italia Finance (3,231,787 thousand euros).

Short-term payables to subsidiaries amount to 3,075,012 thousand euros and decreased 2,780,092 thousand euros compared to December 31, 2008 (5,855,104 thousand euros). These payables refer to the current portion of medium/long-term loans due to Telecom Italia Capital (1,181,878 thousand euros) and Telecom Italia Finance (43,007 thousand euros), short-term loans payable to Telecom Italia Finance (1,034,667 thousand euros), Telecom Italia Capital (101,693 thousand euros) and Saiat (47,500 thousand euros), in addition to current account transactions under the treasury service at market rates mainly with Telecom Italia Sparkle (545,285 thousand euros), OFI Consulting (31,083 thousand euros), Telenergia (15,968 thousand euros), Olivetti (15,358 thousand euros), Telsy (10,512 thousand euros) and Olivetti Multiservices (10,298 thousand euros).

Medium-long term finance lease liabilities total 1,545,086 thousand euros (1,662,301 thousand euros at December 31, 2008) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 235,516 thousand euros (252,470 thousand euros at December 31, 2008).

Hedging derivatives relating to hedged items classified as non-current liabilities of a financial nature amount to 2,100,133 thousand euros (2,005,267 thousand euros at December 31, 2008).  Hedging derivatives relating to hedged items classified as current liabilities of a financial nature total 144,022 thousand euros (80,607 thousand euros at December 31, 2008). Further details are provided in the Note “Derivatives”.

Short-term non-hedging derivatives total 1,900,710 thousand euros (8,995 thousand euros at December 31, 2008) and include the measurement of transactions which Telecom Italia S.p.A. carries out with banking counterparts to service the companies of the Group in its exclusive role as the centralized treasury function. Further details are provided in the Note “Derivatives”. This item is fully offset by the corresponding item classified in current financial assets.

***

At December 31, 2009, the unused credit lines of Telecom Italia S.p.A. amount to 8,638,075 thousand euros (8,240,124 thousand euros at December 31, 2008) and include committed unused credit lines of 6,500,000 thousand euros expiring in August 2014. All the credit lines are denominated in euro and linked to a floating interest rate.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2009	12/31/2009	12/31/2008	12/31/2008
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	3,009	2,089	3,018	2,168
GBP	2,527	2,845	1,780	1,869
JPY	40,107	301	40,141	318
EURO	-	42,810	-	40,005
		48,045		44,360

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euros)	12/31/2009	12/31/2008

Up to 2.5%	15,237	394
From 2.5% to 5%	6,278	12,048
From 5% to 7.5%	17,031	26,690
From 7.5% to 10%	4,160	1,858
Over 10%	399	416
Accruals/deferrals, MTM and derivatives	4,940	2,954
	48,045	44,360

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euros)	12/31/2009	12/31/2008

Up to 2.5%	10,947	219
From 2.5% to 5%	10,820	12,227
From 5% to 7.5%	17,729	25,940
From 7.5% to 10%	3,609	3,020
Over 10%	-	-
Accruals/deferrals, MTM and derivatives	4,940	2,954
	48,045	44,360

The following tables show the maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract:

Maturities of Financial liabilities – nominal repayment amount:

	maturing by 12/31/ of the year:
(millions of euros)	2010	2011	2012	2013	2014	After 2014	Total

Bonds	1,370	2,400	6,150	1,150	1,173	6,453	18,696
Loans and other financial liabilities	2,684	656	3,417	2,272	4,873	7,760	21,662
Finance lease liabilities	219	166	161	137	122	959	1,764
Total	4,273	3,222	9,728	3,559	6,168	15,172	42,122
Current financial liabilities	3,147	-	-	-	-	-	3,147
Total	7,420	3,222	9,728	3,559	6,168	15,172	45,269

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 18 – Net financial debt

As required by Consob Communication DEM/6064293 dated July 28, 2006, the following table presents the net financial debt at December 31, 2009 and December 31, 2008 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) dated February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself. This table also includes the reconciliation of net financial debt determined according to the criteria indicated by CESR and net financial debt calculated according to the criteria of the Telecom Italia Group adopted in previous years and presented in the Report on Operations.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

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Covenants and negative pledges relating to outstanding positions at December 31, 2009

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 851,723 thousand euros (out of a total of 2,541,171 thousand euros at December 31, 2009) is not secured by bank guarantees but there are covenants which cover the following:

-

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. As for the two loan contracts signed between EIB and Telecom Italia S.p.A. on July 17, 2006 for 150,000,000.00 euros and on November 30, 2007 for 182,200,000.00 euros, EIB has the right to rescind from the contract under ex. art. 1456 of the Italian Civil Code should Telecom Italia S.p.A. cease to hold, directly or indirect, more than 50% (fifty percent) of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunication GmbH Germany or, in any case, a number of shares such as to represent more than 50% (fifty percent) of its share capital; to this end, on November 5, 2009, the Group announced that an agreement had been signed in principle for the sale of the subsidiary, HanseNet, to Telefonica S.A. which was finalized on February 16, 2010;

-

for the loan with a nominal amount of 350 million euros, if the Company’s rating is lower than BBB+ for Standard&Poor’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loans with a nominal amount of 500 million euros, if the Company’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

-

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project. This clause also applies to the guaranteed loan of 300 million euros made by the EIB in June 2009.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of 87,673  millions of euros at December 31, 2009) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

With the understanding that there are no financial covenants on the loan contracts of Telecom Italia S.p.A., it should be pointed out, that at December 31, 2009, no covenant of any other type, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 19 – Financial risk management

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Financial risk management objectives and policies of Telecom Italia S.p.A.

As reported in Note 21 of the consolidated financial statements, Telecom Italia S.p.A. follows the guidelines set out for the Group.

The risk management policies of Telecom Italia S.p.A. follow the policies for the diversification of risks identified for the Group.

An optimum fixed-rate and floating-rate debt composition is defined for the entire Group, as disclosed in Group Note 21 to the consolidated financial statements, and is therefore not established for the individual companies.

As regards the exchange rate risk on financial payables contracted by Telecom Italia S.p.A. denominated in currencies other than euro, such risk is completely hedged.

Derivative financial instruments are used and designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of interest rate risks on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high rating and are constantly monitored to reduce the credit risk.

Telecom Italia S.p.A. has current account transactions with subsidiaries as part of its treasury services which are regulated by market rates, and multi-year loan agreements with them which are also at market rates.

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Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of Telecom Italia S.p.A. derivatives. In particular:

•

with regard to the derivatives that convert the liabilities contracted by Telecom Italia S.p.A. to fixed rates (cash flow hedging), in keeping with the international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is accrued in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables insignificant. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2009 the interest rates in the various markets in which Telecom Italia S.p.A. operates had been 100 basis points higher (lower) compared to that actually realized, then higher (lower) finance expenses, before the tax effect, would have been recognized in the income statement for 120 million euros (83 million euros in 2008).

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Allocation of the financial structure between fixed rate and floating rate

As for the allocation of the financial structure between the fixed-rate component and the floating-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, euro commercial paper and receivables on sales of securities), has been considered in the category of floating rate.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

FINANCIAL LIABILITIES (at the nominal repayment amount)

	12/31/2009			12/31/2008
(millions of euros)	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total

Bonds	12,134	5,988	18,122	14,110	1,198	15,308
Convertible bonds	574	-	574	574	-	574
Loans and other payables (*)	14,818	11,755	26,573	15,922	10,894	26,816
TOTAL	27,526	17,743	45,269	30,606	12,092	42,698

(*) At December 31, 2009, current liabilities total 3,147 million euros, of which 1,097 millions euros is at floating rates (782 million euros at December 31, 2008, of which 700 million euros was at floating rates).

FINANCIAL ASSETS (at the nominal investment amount)

	12/31/2009			12/31/2008
(millions of euros)	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total

Cash & cash equivalents	-	4,236	4,236	-	3,559	3,559
Securities	-	1,300	1,300	-	-	-
Other receivables	1,334	212	1,546	455	231	686
TOTAL	1,334	5,748	7,082	455	3,790	4,245

With regard to floating-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The information, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

TOTAL FINANCIAL LIABILITIES
	12/31/2009		12/31/2008
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Bonds	18,075	6.14	15,252	6.11
Convertible bonds	574	7.42	541	7.42
Loans and other payables	24,457	3.22	25,613	5.15
TOTAL	43,106	4.50	41,406	5.53

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

TOTAL FINANCIAL ASSETS
	12/31/2009		12/31/2008
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	4,236	0,37	3,559	2,43
Securities	1,300	2,07	-	-
Other receivables	491	5,35	579	5,88
TOTAL	6,027	1,14	4,138	2,92

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

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Credit risk

Like the Group’s policy, the management of the liquidity of Telecom Italia S.p.A. is guided by prudent criteria and is principally based on money market management where investments are made during the year with temporary excess cash resources which are expected to turn around within the subsequent 12-month period.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits are made with high-credit-quality banking and financial institutions with at least an A- rating and generally for periods of less than three months. As for the other temporary investments of liquidity, there are investments for 900 million euros (nominal value) in Italian Treasury Bills with an A rating by S&P’s, 200 million euros invested in a monetary fund and 200 million euros in a government fund, both with AAA ratings by S&P’s, and managed by a leading international credit institution.

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Liquidity risk

Telecom Italia S.p.A. pursues the Group’s objective of an adequate level of financial flexibility.

Current financial assets at December 31, 2009, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

10% of gross financial debt at December 31, 2009 (nominal repayment amount) will become due in the following 12 months.

Maturities of non-current financial liabilities (including the current portion of medium/long-term debt) in terms of the expected nominal repayment amount are the following:

Maturities of non-current financial liabilities – nominal repayment amount:

	maturing by 12/31/ of the year:
(millions of euros)	2010	2011	2012	2013	2014	After 2014	Total

Bonds	1,370	2,400	6,150	1,150	1,173	6,453	18,696
Loans and other financial liabilities	2,684	656	3,417	2,272	4,873	7,760	21,662
Finance lease liabilities	219	166	161	137	122	959	1,764
Total	4,273	3,222	9,728	3,559	6,168	15,172	42,122

The following table reports the contractual cash flows not discounted to present value relative to gross financial debt at nominal repayment amounts; the interest flows have been determined using the conditions and interest and exchange rates prevailing at December 31, 2009. The principal and interest portions of the hedged liabilities include both the disbursements and the receipts of the related hedging derivatives.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31/ of the year:
(millions of euros)		2010	2011	2012	2013	2014	After 2014	Total

Bonds	Principal	1,370	2,400	6,150	1,150	1,173	6,453	18,696
	Interest	1,021	1,009	856	487	438	2,728	6,539
Loans and other financial liabilities	Principal	2,684	656	3,417	2,272	4,873	7,760	21,662
	Interest	772	661	616	598	478	4,174	7,299
Finance lease liabilities	Principal	219	166	161	137	122	959	1,764
	Interest	113	106	99	92	85	323	818
Non-current financial liabilities (*)	Principal	4,273	3,222	9,728	3,559	6,168	15,172	42,122
	Interest	1,906	1,776	1,571	1,177	1,001	7,225	14,656
Current financial liabilities (**)	Principal	2,190	-	-	-	-	-	2,190
	Interest	84	-	-	-	-	-	84
Total financial liabilities	Principal	6,463	3,222	9,728	3,559	6,168	15,172	44,312
	Interest	1,990	1,776	1,571	1,177	1,001	7,225	14,740
(*) These also include hedging derivatives.
(**) Excluding non-hedging derivatives.

Hedging derivatives – Contractually expected interest flows

	maturing by 12/31/ of the year:
(millions of euros)	2010	2011	2012	2013	2014	After 2014	Total

Disbursements	486	474	474	474	360	2,624	4,892
Receipts	(204)	(267)	(283)	(253)	(239)	(1,111)	(2,357)
Net disbursements	282	207	191	221	121	1,513	2,535

With regard to derivative transactions, in order to name the Parent as the sole counterpart of the banking system, in May 2009, all the derivatives of the Group were centralized under Telecom Italia S.p.A..  In the financial statements of Telecom Italia S.p.A. this resulted in the presence of two non-hedging derivatives (one with the bank and the other with the same and opposite sign with the company of the Group), while the hedging relationship remains with the subsidiary and the Group. Since they are not significant for the analysis of liquidity risk, because the positions are fully offset, the flows relating to the non-hedging derivatives that were placed under centralized management have been excluded from the analysis of the maturities of contractually expected disbursements for financial liabilities and the analysis of the maturities of contractually expected interest flows for derivatives.

Furthermore, at the beginning of 2010, the Company has already proceeded to refinance debt as follows:

•

on February 10, 2010, Telecom Italia S.p.A. issued bonds for 1,250 million euros, annual coupon of 5.25%, maturing February 10, 2022;

•

on February 12, 2010, Telecom Italia S.p.A. signed a new revolving line of credit with leading credit institutions for an amount of 1,250 million euros for a period of three years. This is a back-up line which raises the Group’s financial flexibility.

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Fair value of derivatives

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models. Mark-to-market is calculated by discounting interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference principal, in the respective currencies of denomination.

Note 20 – Derivatives

Derivative financial instruments are used by Telecom Italia S.p.A. to hedge its exposure to foreign exchange rate and interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2009 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS) and currency forwards to convert the loans secured in different foreign currencies to the functional currency.

IRS transactions provide for, at specified maturity dates, the exchange of flows of interest with the counterparts, calculated on the notional amount, at the agreed fixed or floating rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly on demand.

In carrying out its role as the Treasury function of the Group and with the aim of centralizing in just one entity (Telecom Italia S.p.A.) all the exposure with banking counterparts, Telecom Italia has derivative contracts signed with banks and like intercompany derivative contracts with TI Capital S.A., TI Finance S.A. and Elettra TLC S.p.A. for a notional amount of 11,272 million euros. The balance of asset and liability measurements of these contracts is equal to zero; for the description of the above transactions, reference should be made to the Note “Derivatives” in the consolidated financial statements.

The following tables present the derivative transactions put into place by Telecom Italia S.p.A. at December 31, 2009 divided between fair value hedge derivatives (Table 1 – Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2 – Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3 – Non-Hedge Accounting Derivatives) in accordance with IAS 39:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Table 1 - Fair Value Hedge Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)

CCIRS transactions maturing May 2032 on the semiannual floating rate intragroup loan in JPY, received from the subsidiary Telecom Italia Finance S.A. against bonds of 20 billion JPY (equivalent amount of 150 million euros at 12/31/2009) issued by Telecom Italia Finance S.A., converting the 6-month Libor in JPY to the 6-month Euribor.	172	(42)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2014 on bonds of 500 million euros issued by Telecom Italia S.p.A. in January 2009, converting the coupon rate of 7.875% to the 6-month Euribor.	500	(2)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on bonds of 650 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 6.75% to the 1-month Euribor.	650	7
IRS transactions put into place by Telecom Italia S.p.A. maturing 2016 on bonds of 850 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 8.25% to the 1-month Euribor.	850	11
CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount at 12/31/2009 of 845 million euros) issued by Telecom Italia S.p.A. in May 2009, converting the coupon rate of 3.64745% to the 3-month Euribor.	851	(31)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on BTP government securities in portfolio at 4.25%, notional amount of 350 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	350	(3)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 3%, notional amount of 350 million euros, converting the coupon rate of 3% to the 6-month Euribor.	350	(2)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 4.25%, notional amount of 100 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	100	(1)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on BTP government securities in portfolio at 3.75%, notional amount of 100 million euros, converting the coupon rate of 3.75% to the 6-month Euribor.	100	-
IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on bonds of 750 million euros issued by Telecom Italia S.p.A. in January 2004, converting the coupon rate of 4.5% to the 6-month Euribor.	750	7
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on bonds of 1,250 million euros issued by Telecom Italia S.p.A. in February 2002, converting the coupon rate of 6.25% to the 6-month Euribor.	250	(1)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on the Private Placement of 2,500 million euros issued by Telecom Italia S.p.A. in June 2009, converting the coupon rate of 7.375% to the 6-month Euribor.	1,000	3
Total Fair Value Hedge Derivatives	5,923	(54)

The method selected to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Table 2 - Cash Flow Hedge Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)

Forward purchases in USD by Telecom Italia S.p.A. to hedge quarterly contractual flows expiring by November 2011.	3	-
Forward purchases in USD by Telecom Italia S.p.A. to hedge monthly commercial contractual flows expiring by November 2013.	1	-
CCIRS transactions maturing November 2013 on the quarterly floating-rate intragroup loan in USD, received from the subsidiary Telecom Italia Capital S.A. against the 10-year tranche of 2,000 million USD (equivalent amount of 1,388 million euros at 12/31/2009) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the 3-month Libor in USD to the fixed rate of 5.0349% in euros.	1,709	(473)
IRS transactions maturing November 2015 on quarterly floating-rate bonds of 120 million euros issued by Telecom Italia S.p.A. (2004-2015), converting the 3-month Euribor to an annual fixed rate of 4.1605%.	120	(4)
CCIRS transactions maturing December 2015 on bonds of 500 million GBP (equivalent amount of 563 million euros at 12/31/2009), issued by Telecom Italia S.p.A. in June 2005, converting a coupon rate of 5.625% in GBP to a fixed rate of 4.34117% in euros.	751	(188)
CCIRS transactions maturing June 2019 on bonds of 850 million GBP (equivalent amount at 12/31/2009 of 957 million euros) issued by Telecom Italia S.p.A. in June 2004, converting the fixed rate of 6.375% in GBP to a fixed rate of 5.3108% in euros.	1,258	(336)
CCIRS transactions maturing May 2023 on bonds of 400 million GBP (equivalent amount of 450 million euros at 12/31/2009) issued by Telecom Italia S.p.A. in May 2006, converting a coupon rate of 5.875% in GBP to a fixed rate of 5.5345% in euros.	587	(171)
IRS transactions maturing December 2010 on floating-rate bonds of 1,000 million euros issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012, converting a coupon rate of Euribor +0.53% to a fixed rate of 4.5404% in euros.	1,000	(27)
IRS transactions maturing October 2029 on the semiannual floating-rate intragroup loan in JPY, received from the subsidiary Telecom Italia Finance S.A. against the private placement of the “Dual-Currency” loan of 20 billion JPY (equivalent amount 150 million euros at 12/31/2009) on Telecom Italia Finance S.A., converting the 6-month Libor in JPY to a fixed rate of 6.9395% in euros.	174	(67)
CCIRS transactions maturing November 2033 on quarterly floating-rate USD intragroup loan, received from the subsidiary Telecom Italia Capital S.A. against the 30-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the 3-month Libor 6.375% in USD to a fixed rate of 5.994% in euros.	849	(338)
CCIRS transactions maturing July 2036 on the semiannual floating intragroup loan in euros, received from the subsidiary Telecom Italia Capital S.A. against the 30-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) bonds for a total of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the 6-month Euribor to a fixed rate of 5.88429% in euros.	791	(64)
IRS transactions maturing July 2013 on quarterly floating-rate bonds of 500 million euros issued by Telecom Italia S.p.A. (2007-2013), converting the 3-month Euribor rate to an annual fixed rate of 4.334%.	500	(34)
IRS transactions maturing June 2016 on quarterly floating-rate bonds of 400 million euros issued by Telecom Italia S.p.A. (2007-2016), converting the 3-month Euribor to a semiannual fixed rate of 4.9425%.	400	(47)
IRS transactions maturing August 2014 on the monthly floating-rate revolving credit facility of 1,500 million euros, converting the 1-month Euribor to a semiannual fixed rate of 4.82583%.	1,500	(163)
IRS transactions maturing March 2014 on the semiannual floating-rate EIB loan of 350 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.93457%.	350	(32)
IRS transactions maturing September 2013 on the quarterly floating-rate EIB loan of 400 million euros, converting the 3-month Euribor to a semiannual fixed rate of 5.03388%.	400	(38)
IRS transactions maturing December 2013 on the semiannual floating-rate EIB loan of 100 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.832%.	100	(9)
CCIRS maturing December 2017 on bonds of 750 million GBP (equivalent amount at 12/31/2009 of 845 million euros) issued by Telecom Italia S.p.A. in May 2009, converting a component of the coupon rate of 3.72755% to a fixed rate of 3.82901% in euros.	851	(22)
Forward start IRS transactions maturing July 2015 on coupon flows of a future bond issue of 350 million euros to be issued by Telecom Italia S.p.A. (2010-2015), converting, the 6-month Euribor to a semiannual fixed rate of 3.47257%.	350	(6)
Total Cash Flow Hedge Derivatives	11,694	(2,019)

The hedge of cash flows by derivatives designated as Cash Flow Hedges was considered highly effective and at December 31, 2009 led to:

•

recognition of an unrealized loss in equity for 207 million euros;

•

reversal from equity to the income statement of net gains from exchange rate adjustments for 54 million euros.

Furthermore, at December 31, 2009, the total gain of the hedging instruments that is still recognized in equity amounts to 2 million euros as a result of the effect of transactions early terminated over the years. The positive impact reversed to the income statement during 2009 is 19 million euros.

The transactions hedged by Cash Flow Hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Currency of denomination	Notional amount in currency of denomination (million)	Start of period	Start of period	Rate applied	Interest period

USD	2,000	Jan-10	Oct-13	3-month USD Libor + 0.71%	quarterly
EURO	120	Jan-10	Nov-15	3-month Euribor + 0.66%	quarterly
GBP	500	Jan-10	Jun-15	5.625%	annual
GBP	850	Jan-10	Jun-19	6.375%	annual
GBP	400	Jan-10	May-23	5.875%	annual
EURO	1,000	Jan-10	Dec-10	3-month Euribor + 0.53%	quarterly
JPY	20,000	Jan-10	Oct-29	6-month JPY Libor + 0.94625%	semiannually
USD	1,000	Jan-10	Nov-33	3-month USD Libor + 1.1%	quarterly
EURO	791	Jan-10	Jul-36	6-month Euribor + 1.45989%	semiannually
EURO	500	Jan-10	Jul -13	3-month Euribor + 0.63%	quarterly
EURO	400	Jan-10	Jun-16	3-month Euribor + 0.79%	quarterly
EURO	1,500	Jan-10	Aug-14	1-month Euribor + 0.1575%	monthly
EURO	350	Jan-10	Mar-14	6-month EIB + 0.29%	semiannually
EURO	400	Jan-10	Sep-13	3-month EIB + 0.15%	quarterly
EURO	100	Jan-10	Dec-13	6-month Euribor– 0.023%	quarterly
GBP	750	Jan-10	Dec-17	3.72755%	annual
EURO	350	July-10	July -15	Swap rate 5 years	annual

The method selected to test the effectiveness, retrospectively and prospectively, of Cash Flow Hedge derivatives, whenever the principal terms do not fully coincide, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated Cash Flow Hedge derivatives during 2009 is immaterial.

Table 3 – Non-Hedge Accounting Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)

Exchange rate transactions	11	-
Total Non-Hedge Accounting Derivatives	11	-

The following table presents the derivatives of Telecom Italia S.p.A. by type:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Type	Hedged Risk	Notional amount at 12/31/2009 (millions of euros)	Notional amount at 12/31/2008 (millions of euros)	Mark-to-Market Spot (Clean Price) at 12/31/2009 (millions of euros)	Mark-to-Market Spot (Clean Price) at 12/31/2008 (millions of euros)

Interest rate swaps	Interest rate risk	4,900	-	19	-
Cross Currency and Interest Rate Swaps	Interest rate risk and foreign currency exchange rate risk	1,023	172	(73)	(36)
Total Fair Value Hedge Derivatives		5,923	172	(54)	(36)

Interest rate swaps	Interest rate risk	5,511	4,480	(361)	(268)
Cross Currency and Interest Rate Swaps	Interest rate risk and foreign currency exchange rate risk	6,179	6,119	(1,658)	(1,611)
Forward and FX Options	Currency exchange rate risk	4	-	-	-
Total Cash Flow Hedge Derivatives		11,694	10,599	(2,019)	(1,879)

Total Non-Hedge Accounting Derivatives		11	26	-	(2)

Total Telecom Italia derivatives		17,628	10,797	(2,073)	(1,917)

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 21 – Supplementary disclosures on financial instruments

►

Measurement at fair value

The majority of non-current financial liabilities of Telecom Italia are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (see the Note “Financial Liabilities - current and non-current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•

for floating-rate loans, the nominal repayment amount has been assumed;

•

for fixed-rate loans, fair value has been assumed: the present value of future cash flows using interest rates prevailing at December 31, 2009.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

•

Level 1: listed prices (unadjusted) in active markets;

•

Level 2: inputs level other than listed prices included in Level 1 observable either directly or indirectly;

•

Level 3: inputs not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2009 and 2008 and in accordance with the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS7 and gains and losses statements.

Key for IAS 39 categories

Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Carrying amount  for each class of financial asset/liability at December 31, 2009

Comparison between carrying amount  and fair value for each category of financial asset/liability at December 31, 2009

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Fair value hierarchy level for each class of financial asset/liability at December 31, 2009

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Carrying amount  for each class of financial asset/liability at December 31, 2008

Comparison between carrying amount  and fair value for each category of financial asset/liability at December 31, 2008

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Gains and losses by IAS 39 category in 2009

Gains and losses by IAS 39 category in 2008

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 22 – Employee benefits

Employee benefits decreased 160,458 thousand euros compared to December 31, 2008 and are composed of the following:

(*) The current portion relates only to the Provision for termination benefit incentives and to the Provision for other employee benefits

(*) The current portion relates only to the Provision for termination benefit incentives and to the Provision for other employee benefits

Provision for employee severance indemnities decreased 56,189 thousand euros compared to December 31, 2008. The provision represents the balance between the employee severance indemnity expense charged to the income statement (46,830 thousand euros), utilizations for indemnities paid to employees who terminated employment, advances and other negative changes (for a total of 103,019 thousand euros).

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable remuneration of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), the severance indemnities accruing from 2007 are assigned to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”. However, revaluations of the provision for the employee severance indemnities at December 31, 2006, made on the basis of the official cost-of-living index and legally-prescribed interest, are retained in the provision for employee severance indemnities.

In accordance with IAS 19, employee severance indemnities have been calculated using the Traditional Unit Credit Method, as described below:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been estimated on the basis of a series of financial assumptions (cost-of-living increases, interest rate etc.);

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and the probability that each benefit has to be effectively paid;

•

the liability has been determined as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accrual.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives

• Cost-of-living increases
- in the year of measurement (2009 estimated average) - afterwards	0.7% per annum 1.9% per annum	0.7% per annum 1.9% per annum
• Discount rate	4.1% per annum	4.1% per annum
• Increase in remuneration:
- equal to or less than 40 years of age	2.9% per annum	2.9% per annum
- over 40 but equal to or less than 55 years of age	2.4% per annum	2.4% per annum
- over 55 years of age	1.9% per annum	1.9% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives

Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”
Probability of disability	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%
Probability of resignation (in relation to the company):
• up to 40 years of age	3.0% in each year	3.0% in each year
• over 40 up to 50 years of age	1.5% in each year	1.5% in each year
• over 50 years of age	none	none
Probability of retirement:
• up to 60 years of age	35% (100% for women)	60% (100% for women)
• over 60 but less than 65 years of age	15% in each year	10% in each year
• at 65 years of age	100%	100%
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% in each year	3.0% in each year

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2009 and 2008, respectively, of 973,266 thousand euros and 1,029,455 thousand euros.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

The effect on the income statement, included in employee benefits expenses, is as follows:

(thousands of euros)	2009	2008

Current service cost (*)		-
Finance expenses	61,325	68,519
Net actuarial (gains) losses recognized during the year	(14,495)	(6,678)
Total expenses	46,830	61,841
Actuarial (gains) losses resulting from 2007 social security reform	-	-
Effective return on plan assets	n/a	n/a

(*) Following the above-described social security reform, the amounts accruing that are assigned to the INPS Treasury Fund or to the supplementary pension funds are recorded under “Employee benefits expense” in “Social security expenses” and no longer in “Employee severance indemnities expenses”.

Provisions for termination benefit incentives totaling 142,830 thousand euros decreased 103,892 thousand euros compared to December 31, 2008, due to the utilization of the provision accrued in 2008 following the mobility agreements under Law 223/91 signed with the labor unions on September 19, 2008.

Note 23 – Provisions

Provisions increased 42,667 thousand euros compared to December 31, 2008 and are composed of the following:

In particular:

Provision for taxation and tax risks decreased 2,501 thousand euros compared to December 31, 2008. In particular, utilizations (11,977 thousand euros) referred to the settlement of disputes with the Revenue Agency, through the assessment with adhesion procedure, for the 2004 tax period relative to the deductibility of some “TOP” and “Security” costs from income taxes and VAT. Further details on the settlement of these disputes are provided in the Note “Contingent  liabilities, commitments and guarantees”.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Provision for restoration costs refers to the charge for the estimated cost to dismantle tangible assets and restore the sites. This provision decreased 7,301 thousand euros compared to December 31, 2008 due to the sum of:

•

the finance expenses released to income to reflect the passage of time (15,864 thousand euros ) and new accruals (918 thousand euros);

•

the utilizations (9,351 thousand euros) and the review of estimates for expenses (14,732 thousand euros)

Provision for legal disputes increased 91,660 thousand euros, compared to December 31, 2008, mainly as a result of accruals for pending disputes. The provision refers to disputes with employees (34,968 thousand euros), social security agencies (2,785 thousand euros) and third parties (193,504 thousand euros).

Provision for risks and charges on investments and corporate-related transactions decreased 57,438 thousand euros mainly as a result of utilizations (47,613 thousand euros) for losses recognized in 2008 by Telecom Italia Capital attributable to the company’s exposure to Lehman Brothers.

Other provisions primarily include the provision for freeing frequencies and the provision for risks in connection with disputes over regulatory issues with AGCom and the Antitrust. In particular, note should be taken of the payable to the Financial Administration for 339,666 thousand euros (329,066 thousand euros at December 31, 2008) equal to the amount corresponding to the irregular deduction of VAT by the subsidiary Telecom Italia Sparkle in the years 2005, 2006 and 2007, in addition to interest; such provision account has been recorded with a contra-entry to receivables for the corresponding amount due from the subsidiary. For further details, see Note “Contingent liabilities, other information, commitments and guarantee”.

Note 24 – Miscellaneous payables and other non-current liabilities

Miscellaneous payables and other non-current liabilities decreased 467,067 thousand euros compared to December 31, 2008. The composition is as follows:

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992.  Details are as follows:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

In particular, with reference to the payable for pension fund integration under Law 58/1992, since 2009, the increase in short-term items (principal and interest) in comparison to medium/long-term items (only principal) is largely due to the extinguishment of payables relating to employees of the former Iritel, the last installment of which (in total expected to amount to approximately 110 million euros) will be paid in October 2010.

Capital grants decreased 7,079 thousand euros after amounts were credited to income in correlation with the depreciation of the assets to which the grants refer.

Deferred income includes 558,487 thousand euros for the deferral of revenues from the activation of telephone service (634,021 thousand euros at December 31, 2008).

Payables to subsidiaries refer to payables arising from adoption of the consolidated national tax return, principally in reference to Telecom Italia Media (17,249 thousand euros) and Olivetti (6,500 thousand euros).

Note 25 – Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased 595,720 thousand euros compared to December 31, 2008 and are composed of the following:

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Trade payables amount to 4,530,725 thousand euros (5,094,118 thousand euros at December 31, 2008) and decreased 563,393 thousand euros compared to December 31, 2008, mainly due to the contraction in purchases of goods and services and capital expenditures.

Trade payables to subsidiaries total 370,975 thousand euros and mainly refer to amounts due to Telecom Italia Sparkle (112,381 thousand euros) and Matrix (64,988 thousand euros) for telecommunications services, Olivetti (46,909 thousand euros), Telenergia (47,478 thousand euros), Telecontact (26,891 thousand euros)

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

and Shared Service Center (24,181 thousand euros) for supply contracts. Trade payables to associates total 29,476 thousand euros and mainly refer to supply arrangements with Teleleasing (18,551 thousand euros). Trade payables to other related parties total 210,771 thousand euros and refer specifically to amounts due to Banca Intesa Sanpaolo (205,302 thousand euros).

Miscellaneous payables and other current liabilities amount to 4,382,118 thousand euros and decreased 30,618 thousand euros compared to December 31, 2008 (4,412,736 thousand euros). The most important items therein are described as follows.

Miscellaneous payables to subsidiaries, amounting to 77,201 thousand euros, principally include payables for the consolidated national tax return (47,585 thousand euros, of which 31,039 thousand euros refers to Telecom Italia Media  and 9,854 thousand euros to Olivetti) They also include other payables mainly due to Telecom Italia Sparkle (18,293 thousand euros).

Tax payables, amounting 374,164 thousand euros, refer to VAT payables (163,555 thousand euros), the payables for the government concession tax (107,048 thousand euros) and withholding tax payables to the tax authorities as the substitute taxpayer (90,645 thousand euros).

Payables to social security agencies include the short-term portion of the amount payable to INPS under Law 58/1992 for 226,573 thousand euros, as described in the Note “Miscellaneous payables and other non-current liabilities”.

Customer-related items include, inter alia, payables for deposits made by subscribers for telephone calls and subscription charges debited in advance.

Deferred income includes 257,478 thousand euros (226,302 thousand euros at December 31, 2008) for the deferral of revenues from the activation of telephone service, 242,040 thousand euros for rental and maintenance fees and 25,392 thousand euros for outsourcing fees.

Other current liabilities comprise, inter alia, lease installments, payables for grants from the Italian government and the European Union and payables for guarantee deposits and dividends.

With regard to employee benefits and provisions, reference should be made to the previous specific notes.

Note 26 – Income tax payables

Income tax payables amount to 235,024 thousand euros and are composed as follows:

•

164,348 thousand euros for the third installment of the substitute tax to realign part of the excess off-book deductions at December 31, 2007 which will be paid in 2010;

•

32,626 thousand euros for the liability for Ires tax arising from the national consolidated tax return for 2009, (carried by Telecom Italia S.p.A. as the consolidating entity);

•

25,141 thousand euros for Irap payable for the year 2009;

•

12,909 thousand euros generated by the assessment agreed with the Revenue Agency which became final.

The reduction of 1,138,599 thousand euros compared to December 31, 2008 is due to the following factors: the payment made in 2009 referring to the second installment of the substitute tax for the tax realignment of part of the excess of off-book deductions existing at December 31, 2007; the payments relating to the assessment with adhesion procedure agreed with the Revenue Agency at the end of 2008 to partially close the dispute for the period 2002/2006; the payment of the agreement reached with the Revenue Agency to close the tax dispute relating to the assessment of Blu (merged in Tim in 2002); the payment of Irap and Ires payables referring to the national tax consolidation for 2008.

Note 27 – Contingent liabilities, other information, commitments and guarantees

This section illustrates the main judicial, arbitration and tax proceedings in which Telecom Italia S.p.A. was  involved as of  December 31, 2009.

Provisions for euro 493 million made by Telecom Italia S.p.A. for disputes, which are described below, for which an adverse outcome is deemed likely. Of this sum, euro 340 million refer to liabilities related to the Telecom

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Italia Sparkle case. Furthermore, the disputes settled in 2009, which were mentioned in the 2008 separate financial statements, did not have a significant impact on the Parent Company’s 2009 results.

►

a) Contingent liabilities

Telecom Italia Sparkle – Relationships with  I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: the Rome Prosecutor’s investigation.

As already indicated in “Restatement for errors and changes in accounting principles”, reference to which is made for a description of the impacts on the Parent Company’s results, on February 23, 2010 the Finance Police, at the behest of the Prosecutor’s Office of Rome (“Prosecutor”), served Telecom Italia Sparkle with:

a)

An order setting a fast track hearing procedure concerning the “request to apply the measure to prohibit  [……]  from performing activities and to be replaced with a judicial commissioner” pursuant to Legislative Decree 231/2001;

b)

A warrant to seize approximately euro 298 million as an interim measure.

The Prosecutor accused certain former directors and former and current employees of Telecom Italia Sparkle of transnational conspiracy, tax evasion in cooperation with third parties, transnational money laundering, reinvestment of profits from criminal activities and bogus registration of assets. The charges of transnational conspiracy, transnational money laundering and reinvestment of profits from criminal activities also constitute predicate offenses for administrative liability pursuant to legislative Decree no. 231/2001.                                                                                      In view of the hearing, Telecom Italia Sparkle filed a defense brief, to argue the lack of grounds for the application of the interim measure. Moreover, in its discussions with the Prosecutor, the Company:

a)

gave evidence of the replacement of its Executive Directors, of the suspension of the employees involved in the proceedings and still employed, as well as the dismissal of the employees in custody;

b)

filed a resolution of the Board of Directors on March 1, 2010 covering (i) the engagement of an independent professional (Prof. Paolo Ferro-Luzzi) to determine, among other things, whether the Company had adopted and implemented the organizational instruments under Legislative Decree no. 231/2001 and (ii) the ensuing effort by the Company to carry out the improvement recommendations made by such independent professional;

c)

filed with the Prosecutor a petition to cancel the request to place the Company under a judicial commissioner, together with, among others:

1.

a guarantee in favor of the Judicial Authority for approximately euro 72 million. This bond represents a guarantee for the Prosecutor, in case of an irrevocable ruling with an order to seize, pursuant to Legislative Decree 231/2001, the amount that should be identified as profits of criminal activities alleged in relation to this case;

2.

a guarantee in favor of the Tax Authority for approximately euro 123 million, representing the difference between the sum already seized to reflect VAT credits claimed for fiscal years 2005, 2006 and 2007 (approximately euro 298 million), and the maximum amount that could be due in relation to the definition of the company’s tax position with respect to the above VAT, by virtue of an acceptance or a settlement with procedure the Italian Revenue Agency. This bond, which is payable on first demand, has been issued with a view to reaching a settlement with the Revenue Agency. The obligations related to any such settlement will be fulfilled mostly after a petition for the release and ensuing payment, to the Italian Revenue Agency, of the sum of approximately euro 298 million, which was seized by order of the preliminary investigation judge (“GIP”)

3.

a preliminary overview of the activities carried out by Prof. Paolo Ferro-Luzzi, prepared upon request of Telecom Italia Sparkle, with respect to the Company’s corporate governance, organization and control, operations and the “231 Compliance Program”.

In light of the above initiatives, on April 2, 2010, the Prosecutor withdrew the request submitted to the preliminary investigation judge to appoint a judicial commissioner for Telecom Italia Sparkle. On April 6, the preliminary investigation judge issued an order to indicate that there was “no case to answer” with respect to the above request to appoint a judicial commissioner for Telecom Italia Sparkle.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Considering the early stages of the proceedings, the complexity of the case and the substantial quantity of documents collected by the Prosecutor’s Office over many years by virtue of its own power and authority – which documents are still under review – as of this writing the Company cannot provide any guidance as to the final outcome of the proceedings. However, while an unfavorable outcome cannot be ruled out in principle, Telecom Italia Sparkle will pursue its defense with the utmost vigor, to prove its innocence against the charges brought by the Prosecutor. As to the effects determined by an unfavorable ruling for the proceedings related to Legislative Decree 231/2001, in addition to administrative fines (the amount of which would be low) and interdictive measures, sanctions would include the seizure of the profits of criminal activities. According to the case made by the Prosecutor, and without considering the effect of the Company’s defense arguments, such profits would amount to euro 72 million (a sum that is already covered by the above bond).

With respect to the tax risk associated with the events in question, it is noted that reference was made in the 2007 consolidated financial statements and in the 2008 half-yearly accounts to an investigation under way on two suppliers in connection with an alleged VAT fraud. At that time, based on technical reasons provided by Telecom Italia Sparkle’s management and after it had obtained positive opinions from external consultants, Telecom Italia S.p.A. thought that it had operated in accordance with the law and that, therefore, there were no contingent tax liabilities.

The information and documents available after February 2010, following the investigative activities of the Judicial Authority by virtue of its own powers and authority, brought to light additional elements, thus making it possible to have a more thorough knowledge of the events analyzed in 2007, due to information that was not known back then.

Thus, it is likely that the Prosecution’s case will focus on improperly claimed VAT credits in transactions with the above suppliers for 2005, 2006 and 2007. Accordingly, discussions are under way with the Revenue Agency to settle the matter, with an estimated settlement amount – inclusive of taxes and interest (but excluding sanctions) – of approximately euro 328 million.

Still with respect to the VAT fraud, there is a risk that the Revenue Agency might also claim back IRES and IRAP taxes. Based also on the opinion of authoritative tax professionals, this risk is only possible.

Following further reviews of Telecom Italia Sparkle’s 2005-2009 fiscal years, Telecom Italia S.p.A. covered the tax risks deemed likely in connection with restated transactions by making additional provisions for approximately euro 12 million, with an offsetting entry represented by an increase in amounts receivable from Telecom Italia Sparkle.

OTHER TAX DISPUTES

In February and March 2009 - following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Revenue Agency, as indicated in the 2008 Annual Report – the Company received notices disputing the income tax and VAT deductibility of certain “TOP” and “Security” costs.

To this end, the Company activated a procedure with the Revenue Agency for a pre-litigation settlement agreement.  In December 2009 all claims related to fiscal year 2004 were settled.

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still pending before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. Plaintiff is seeking compensation for approximately euro 1,070 million.

Fastweb’s lawsuit is based on the order issued by the Court of Appeal of Milan on May 16, 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct.

Telecom Italia filed a formal challenge against Fastweb’s claims.

VODAFONE

Proceedings are still under way before the Court of Appeal of Milan in the action brought by Vodafone in July 2006,  seeking compensation for losses set originally at euro 525 million and subsequently raised to euro 759 million. Plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor. According to Vodafone, Telecom Italia’s alleged abusive conduct involved residential and business customers and was illegal also because it broke the law on personal data protection.

Telecom Italia filed a formal challenge against Vodafone’s allegations and the ground for its claims.

EUTELIA E VOICEPLUS

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers). Plaintiffs seek compensation of approximately euro 730 million for losses suffered.

These proceedings were initiated as plaintiffs sought relief before the Court of Appeal of Milan, which ordered Telecom Italia to cease and desist from certain alleged abuses of dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus. Specifically, the matter refers to Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users of non-geographical number services.

Telecom Italia filed a formal challenge to ask the Court to dismiss plaintiffs’ claims.

TELEUNIT

On October 29, 2009 Teleunit filed a complaint before the Court of Appeal of Milan alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers and Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users). Plaintiff seeks compensation of approximately euro 362 million for losses suffered

Telecom Italia filed a formal challenge to dispute plaintiff’s claims.

BT ITALIA

In October 2009 BT Italia filed a lawsuit over Telecom Italia’s alleged abuse of dominant position in the business segment of the wholesale fixed-to-mobile termination market. Plaintiff seeks compensation of euro 419 million.

BT Italia, basing its claim on the findings of proceedings AGCM c.d. A/357 by the national telecommunications Authority, attributed the alleged loss suffered (i) to the difference between the wholesale termination prices that BT Italia paid in accordance with the regulated maximum prices on Telecom Italia’s mobile network and the lower price extended by Telecom Italia’s commercial retail department to its customers; (ll) to the loss of earnings due to the application to its customers of below-cost prices for the same termination services, so as to maintain its competitiveness in the market; (iii) to the loss of market share. Following Telecom Italia’s filing of a formal challenge in March 2010, the matter was settled amicably.

NOTICE OF COMMENCEMENT OF PROCEEDINGS RECEIVED BY TELECOM ITALIA S.P.A. FOR ADMINISTRATIVE OFFENSES UNDER LEGISLATIVE DECREE 231/2001

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, paragraph 4 of legislative decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of events involving former Company employees and consultants charged with a series of crimes, including – among others - the offense, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives.

With the preliminary hearing pending, Telecom Italia submitted a request for the so-called sanction upon request (i.e. “plea bargaining”)   pursuant to article 63  of legislative decree 231/2001, after, in its capacity as employer, it provided compensation to the employees and former employees - whose personal information had been collected illegally and who had sued the company - and after it had settled with the government authorities that had filed a civil lawsuit against the Company all claims linked to the events covered by the penal proceedings.

The Prosecutor’s Office in Milan gave its formal consent to the procedure and now the request is pending before the Court.

Once it is handed down, the “plea bargaining” judgment will allow Telecom Italia to close the penal case against it. However, the Company’s civil responsibility pursuant to article 2049 of the Italian civil code is unchanged, due to the activities of certain former employees. With respect to the latter Telecom Italia considers possible the risk of any contingent liability arising from requests for compensation,

With reference to the losses suffered, the Company - together with Telecom Latam and Telecom Italia Audit and Compliance Services - filed a civil case against the former employees and third parties and has requested and obtained, among other things,  the seizure of one of the co-defendants’ assets worth over euro 15 million. The Company has also appointed external consultants to determine – on the basis of known events and events that are emerging and will emerge during the proceedings and elsewhere – whether there are the conditions to undertake action to seek compensation for any loss suffered.

DISPUTES  CONCERNING LICENSE FEES FOR 1994-1998

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

 Proceedings are still pending in relation to the request to the Ministry of Communications to make whole Telecom Italia and TIM for the license fees paid for 1994-1998.

►

b) Other information

LICENSE FEE FOR 1998

In March 2009 Telecom Italia filed an appeal with the Council of State against a ruling by the Lazio Regional Administrative Court (TAR) which rejected the Telecom Italia Group’s request to be repaid the 1998 license fee despite the favorable decision of the EU Court of Justice of February 23, 2008 on the preliminary ruling question raised by the Lazio Court.

In particular, in 2003 Telecom Italia and TIM had brought separate actions before the Lazio TAR to determine their right to obtain repayment of the license fee for 1998 (equal to euro 386 million for Telecom Italia and 143 million euros for TIM, plus interest) in light of the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licenses in the field of telecommunications services and the Italian law that had extended to 1998 the obligation for telecommunications operators to pay the annual license fee.

The Council of State rejected the appeal to overturn the decision of the Lazio TAR, with ruling no. 7506/09.

The Company is considering other initiatives to protect its rights.

MOBILE TELEPHONY: DEALER INVESTIGATION

The activities started in 2008 to check prepaid Sim cards incorrectly associated with an ID card continued in 2009. This process led, in 2009 alone, to the termination of roughly 2.9 million cards and the regularization of over 760,000 cards. During the year the processes and procedures to activate prepaid cards were reviewed. In particular, to ensure that newly activated Sim cards are matched to proper ID cards, a new software application has been implemented which enables the sim card only when the system ascertains the presence of an ID card. The activity to control the proper implementation of the process to activate prepaid cards has been optimized through the following initiatives: a) transfer of the Commercial Compliance function from the sales structure to the Group Compliance function; b) full review of the specific system to control the activity through the definition of first-level controls by the Consumer Department and second-level controls by the Commercial Compliance function; c) issue of new procedures governing in detail the activities to check whether the documentation is available in the system, the quality of the documentation filed, the raising of thresholds, multiple registrations within the threshold. Closer scrutiny has been implemented on the quality of the documents filed and new procedural and IT solutions are being considered to optimize the qualitative level of the documents during the application phase.

Furthermore, for the protection of customers, a new software application has been developed which sends a “welcome sms” on all the lines registered in the customer’s name as soon as a new line is activated under the customer’s name. This will put customers in a position to report immediately any improper use of their personal data.

►

c) Commitments and guarantees

Surety bonds were provided - for a total of 17,021,407 thousand euros, net of back-to-back guarantees received for 160,456 thousand euros, by Telecom Italia on behalf of subsidiaries (of which 10,871,425 thousand euros related to Telecom Italia Capital, 5,554,014 thousand euros to Telecom Italia Finance, 123,168  thousand euros to Telecom Italia Sparkle and 79,436 thousand euros to Olivetti Multiservices).

Furthermore, the equity interest in Tiglio I (45.70%) was pledged with the lenders of this company.

Purchase and sale commitments outstanding at December 31, 2009 for 226,306 thousand euros and  1,573 thousand euros refer to obligations to be fulfilled in connection with transactions that are not typically part of the Company’s “operating cycle”.

Purchase commitments include obligations (euro 149,109 thousand euros) related to the DVB-H contracts entered into by Telecom Italia with the main domestic television operators (particularly the Mediaset Group and Sky Italia) to provide the “TIM TV” service.

Sale commitments refers mainly to the commitment to sell the equity interest in LI.SIT. to Lombardia Informatica upon expiration of the contract; the operation ended in March 15, 2010.

The Company  issued “weak” comfort letters, for a total of 34,381 thousand euros on behalf mainly of ETECSA for vendor financing.

Surety bonds were provided by third parties to Group companies, amounting to 2,915,654 thousand euros, to

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

guarantee financing received (2,022,530 thousand euros) and perforrmance under contracts outstanding (893,124 thousand euros, of which 331 thousand euros posted by Teléfonica)

Details of the main surety bonds at December 31, 2009 are as follows:

Issuer	Amount (thousands of euros)

BBVA - Banco Bilbao Vizcaya Argentaria	789,030
Intesa SanPaolo	295,000
Sumitomo	129,500
Banca Nazionale del Lavoro	241,500
Bank of Tokyo - Mitsubishi UFJ	252,250
Banco Santander	86,250

Other banks in favor of the EIB (1)	229,000

(1)For loans provided by the EIB to fund the following projects Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno. The guarantees provided, for 168 millions euro, for the loan extended by the EIB for the Telecom Italia BroadBand France Project, which was repaid before maturity on February 27, 2009, are valid for 13 months after repayment, in accordance with the agreement for protection against any claw-back risk..

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 28 – Revenues

Revenues decreased 1,510,001 thousand euros compared to 2008.  Details of revenues are as follows:

Revenues are presented gross of amounts due to other TLC operators (2,328,735 thousand euros), which are also included in “costs of services”.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 29 – Other income

Other income decreased 22,075 thousand euros compared to 2008. Details are as follows:

Note 30 – Acquisition of goods and services

Acquisition of goods and services decreased 1,262,956 thousand euros compared to 2008.  Details are as follows:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 31 – Employee benefits expenses

Employee benefits expenses decreased 327,290 thousand euros, compared to 2008. Details are as follows:

The reduction in payroll expenses and temp work costs is mainly the result of the contraction in the average number of the salaried workforce (-2,825 compared to 12/31/2008). This is mainly offset by the effect of the continuing increase in minimum salaries established by the TLC collective national labor contract since June 2008 and the impact of expenses for the renewal of the collective national labor contract on October 23, 2009.

In 2008, “Charges for termination benefit incentives” had included 283,048 thousand euros relating to the mobility agreement under Law 223/91 signed on September 19, 2008 with the labor unions.

The average equivalent number of salaried employees, including those with temp work contracts, is 54,558 in 2009 (57,383 in 2008). A breakdown by category is as follows:

(number)	2009	2008

Executives	921	988
Middle Management	3,639	3,500
White collars	49,800	51,982
Blue collars	-	3
Employees	54,360	56,473
People with temp work contracts	198	910
Organic employees total	54,558	57,383

The number of employees in service at December 31, 2009, including those with temp work contracts, is 54,236 (57,285 at December 31, 2008), with a reduction of 3,049.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 32 – Other operating expenses

Other operating expenses increased 125,828 thousand euros compared to 2008 and are composed as follows:

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The increase in other operating expenses is largely attributable to higher accruals to provisions (+107,650 thousand euros) to cover the risks of disputes in progress, higher other expenses (+25,326 thousand euros) and also higher expenses for penalties, compensation and administrative fines (+9,341 thousand euros) due to the effect of settlements to close disputes, which were partly compensated by lower expenses for indirect duties and taxes and writedowns and expenses in connection with credit management.

Note 33 – Changes in inventories

The change in inventories is a positive 52,477 thousand euros, increasing 35,576 thousand euros over 2008. In particular, compared to the prior year, changes in commercial policies resulted in a greater uniformity in demand with a contraction in the consumption of products in inventory, especially in the last months of the year. This change, which is partly compensated by a reduction in purchases, led to higher inventories at year-end, primarily in the mobile area.

The amount takes into account the writedowns made to adjust the value of mobile handsets to estimated realizable value (28,223 thousand euros)

Note 34 – Internally generated assets

Internally generated assets amount to 414,826 thousand euros, increasing 2,516 thousand euros compared to 2008. These costs refer to direct and indirect labor capitalized both as “intangible assets with a finite useful life” (207,002 thousand euros) - for technical staff dedicated principally to software development, and as  “tangible assets owned” (207,824 thousand euros) - for technical staff engaged in the executive design, construction and testing of network installations.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 35 – Depreciation and amortization

Depreciation and amortization decreased 122,806 thousand euros compared to 2008 and are composed of the following:

Note 36 – Gains (losses) on disposals of non-current assets

Gains (losses) on disposals of non-current assets decreased 65,940 thousand euros compared to 2008.  Details are as follows:

Losses on disposals of non-current assets increased 44,502 thousand euros. Specifically, in 2009, the platform for the credit management of the fixed consumer clientele segment was disposed of since it was no longer considered usable in light of the new organizational structure of the Domestic Business Unit and the continuation of fixed-mobile convergence. This resulted in an impact on losses of 38,513 thousand euros.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 37 – Impairment reversals (losses) on non-current assets

The line item shows a negative 5,353 thousand euros and relates to impairment losses on material assets entirely in respect of the writedown of unused network materials and telephone equipment which are being replaced by new technologically advanced materials.

Note 38 – Income (expenses) from investments

Details are as follows:

In particular:

•

dividend income relates primarily to Telecom Italia Sparkle (150,500 thousand euros) and Matrix (10,000 thousand euros);

•

gains on disposals of investments relate to the sale of Luna Rossa Challenge 2007 in March;

•

losses on disposals of investments relate to the sale of Luna Rossa Trademark, also in March;

•

the impairments are essentially for the writedown of the investments in Telecom Italia Deutschland Holding (497,000 thousand euros) following the transaction for the sale of HanseNet, in Olivetti (12,955 thousand euros), in Tiglio I (9,475 thousand euros), in New Satellite Radio (6,916 thousand euros), in Tiglio II (5,235 thousand euros) and in Aree Urbane (2,101 thousand euros).

In 2008, the line item included, in particular, the gain on the disposal of Liberty Surf S.A.S to Iliad S.A (480,070 thousand euros).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 39 – Finance income

Finance income increased 1,508,693 thousand euros compared to 2008 and is composed as follows:

(thousands of euros)		2009	2008
Other finance income			
. Income from financial receivables, classified as non-current assets		805	4,485
. Income from financial receivables from subsidiaries, classified as non-current assets		2,696	658
. Income from financial receivables from associates, classified as non-current assets		160	1,508
. Income from securities other than investments, classified as current assets		15,425	4,720
. Income other than the above:			
. Interest income		34,070	138,469
. Interest income from subsidiaries		1,231	13,347
. Interest income from associates		1	1
. Foreign exchange gains		10,581	295,658
. Income from fair value hedge derivatives		169,185	26,520
. Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		282,945	349,062
. Income from non-hedging derivatives		658,336	5,929
. Miscellaneous finance income		37,769	107,639
	(A)	**1,213,204**	**947,996**
Positive fair value adjustments to			
. Fair value hedge derivatives		28,092	215,542
. Underlying financial assets and liabilities of fair value hedge derivatives		44,425	0
. Non-hedging derivatives		1,397,491	10,981
	(B)	**1,470,008**	**226,523**
TOTAL	**(A+B)**	**2,683,212**	**1,174,519**
Of which included in the supplementary disclosures on financial instruments		*2,117,484*	*243,664*

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Foreign exchange gains (10,581 thousand euros) decreased 285,077 thousand euros compared to 2008. This amount was reduced by 81,596 thousand euros of foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (557,207 thousand euros in 2008). The counterpart of foreign exchange gains is represented by foreign exchange losses (17,432 thousand euros in 2009; 295,082 thousand euros in 2008).

Income from fair value hedge derivatives (169,185 thousand euros) increased 142,665 thousand euros compared to 2008 (26,520 thousand euros) and refers to CCIRS contracts for 20,302 thousand euros and IRS contracts for 148,883 thousand euros.

The positive effect of the Reversal of the Reserve for cash flow hedge derivatives to the income statement for the interest rate component (282,945 thousand euros) decreased 66,117 thousand euros compared to 2008 (349,062 thousand euros). It refers to CCIRS contracts for 158,083 thousand euros and IRS contracts for 124,862 thousand euros, which include 19,900 thousand euros for the positive effect of the early closing of cash flow hedge derivatives on 1,500 million euros of underlying debt relating to the Term Loan expiring in January 2010.

Income from non-hedging derivatives (658,336 thousand euros) increased 652,407 thousand euros compared to 2008 (5,929 thousand euros) and refers to CCIRS contracts for 418,771 thousand euros, IRS contracts for 236,926 thousand euros and other contracts for 2,639 thousand euros.

Miscellaneous finance income (37,769 thousand euros) decreased 69,870 thousand euros mainly due to the absence of income generated by the purchase of own bonds in 2008 (57,708 thousand euros).

Positive fair value adjustments to fair value hedge derivatives (28,092 thousand euros) decreased 187,450 thousand euros compared to 2008.  The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 46,625 thousand euros (212,761 thousand euros in 2008).

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives amount to 44,425 thousand euros, nil in 2008. The counterpart of this amount is represented by negative fair

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

value adjustments to the corresponding fair value hedge derivatives amounting to 46,367 thousand euros, nil in 2008.

Positive fair value adjustments to non-hedging derivatives (1,397,491 thousand euros) increased 1,386,510 thousand euros compared to 2008.

The increase in income and fair value adjustments to non-hedging derivatives is due to the centralization of derivatives under Telecom Italia S.p.A. starting from May 2009, owing to which the Parent is the sole counterpart of the banking system for derivative transactions. For Telecom Italia, this resulted in the presence of two non-hedging derivatives (one with the bank and the other with the same and opposite sign with the intercompany), while the hedging relationship remains with the subsidiary and the Group. Further details are provided in the Note “Derivatives”. The counterpart of this component is represented by the corresponding item in finance expenses.

Note 40 – Finance expenses

Finance expenses increased 1,445,816 thousand euros compared to 2008 and are composed as follows:

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Interest expenses and other costs relating to bonds include 396,171 thousand euros on bonds subscribed by the subsidiary Telecom Italia Finance.

Interest expenses to subsidiaries are mostly connected to the financial payables due to Telecom Italia Finance (227,861 thousand euros) and Telecom Italia Capital ( 396,617 thousand euros).

Foreign exchange losses (17,432 thousand euros) decreased 277,650 thousand euros compared to 2008. This amount was reduced by 135,294 thousand euros of foreign exchange gains arising from the Reversal of the Reserve for cash flow hedge derivatives to the income statement. The counterpart of this amount is represented by foreign exchange gains (10,581 thousand euros in 2009, 295,658 thousand euros in 2008).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Charges from fair value hedge derivatives (136,021 thousand euros) increased 83,377 thousand euros compared to 2008 and refer to IRS contracts for 121,051 thousand euros and CCIRS contracts for 14,970 thousand euros.

The negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component (535,658 thousand euros) increased 133,726 thousand euros compared to 2008 and refers to CCIRS contracts for 289,015 thousand euros, IRS contracts for 245,566 thousand euros and other derivative contracts for 1,077 thousand euros.

Charges from non-hedging derivatives (655,854 thousand euros) increased 649,789 thousand euros compared to 2008 and refer to CCIRS contracts for 512,289 thousand euros, IRS contracts for 139,851 thousand euros and other derivative contracts for 3,713 thousand euros.

Negative fair value adjustments to fair value hedge derivatives amount to 46,367 thousand euros, nil in 2008. The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 44,425 thousand euros, nil in 2008.

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (46,625 thousand euros) decreased 166,137 thousand euros compared to 2008 (212,762 thousand euros). The counterpart of this amount is represented by positive fair value adjustments to the corresponding fair value hedge derivatives amounting to 28,092 thousand euros (215,542 thousand euros in 2008).

Negative fair value adjustments to non-hedging derivatives (1,402,527 thousand euros) increased 1,394,862 thousand euros.

The increase in expenses and fair value adjustments to non-hedging derivatives is due to the centralization of derivatives under Telecom Italia S.p.A. starting from May 2009, owing to which the Parent is the sole counterpart of the banking system for derivative transactions. For Telecom Italia, this resulted in the presence of two non-hedging derivatives (one with the bank and the other with the same and opposite sign with the intercompany), while the hedging relationship remains with the subsidiary and the Group. Further details are provided in the Note “Derivatives”. The counterpart of this component is represented by the corresponding item in finance income.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 41 – Income tax expense

The income tax expense for the years ended December 31, 2009 and 2008 is detailed as follows:

(thousands of euros)	2009	2008

Irap taxes for current year	359,122	364,795
Ires taxes for current year	814,712	777,581
Expenses/(income) from tax consolidation	26,307	46,367
Benefit of reimbursement application for Irap deductibility	(34,583)	-
Substitute tax (tax realignment)	-	527,799
Lower current taxes of prior years	(84,554)	(91,988)
Total current taxes	1,081,004	1,624,554
Deferred income taxes	64	(4,373)
Higher (lower) deferred taxes of prior years	(24,296)	(958,145)
Total deferred taxes	(24,232)	(962,518)
Total income taxes for the year	1,056,772	662,036

The Ires tax rate was established by Law 244 dated December 24, 2007 at 27.5%, effective January 1, 2008, while the Irap tax rate was established at 3.9%.

In particular, 2008 had benefited from the positive effect of 508,598 thousand euros owing to the fact that Telecom Italia S.p.A. took advantage of the right, pursuant to Law 244 dated December 24, 2007 to realign, for certain balance sheet elements, the tax amounts to the book amounts as of December 31, 2007 by payment, in three installments over 24 months, of a substitute tax. These differences had arisen as a result of deductions taken off-book for accelerated depreciation filed in the tax returns. The exercise of this right had led to the recognition, in income tax expense, of substitute taxes of 527,799 thousand euros and income of 1,036,397 thousand euros generated by a reversal of deferred tax liabilities following the elimination of the above mentioned taxable temporary differences.

Upon presentation of the tax return for the year 2008, the Company took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fall under the “derivation regime” and the tax amounts, pursuant to Legislative Decree 185 dated November 29, 2008, hence, benefiting from the possibility of accelerating the utilization of its tax assets.

Current income tax expense includes the benefit of presenting a reimbursement application for prior years’ Ires taxes corresponding to 10% of deductible Irap taxes under Legislative Decree 185 dated November 29, 2008, art. 6.

Lower current taxes of prior years refer to lower taxes that arose upon the presentation of the tax return compared to the estimate made in the 2008 financial statements, on the basis of a prudent interpretation of the tax laws then in effect, offset in part by the accrual to the provision for tax risks.

Overall, income taxes for the year 2009 benefit from lower current and deferred income of the prior year for 143,433 thousand euros.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

The reconciliation between the theoretical tax charge, calculated on the basis of the nominal tax rate in effect at December 31, 2009, and the effective tax charge in the financial statements is as follows:

(thousands of euros)	2009		2008

Profit before tax	2,455,353		2,135,520
Taxes calculated at the tax rate in force	675,222	27.5%	587,268	27.5%
- dividends recognized in income	(43,448)	(1.77%)	(33,842)	(1.58%)
- non-deductible writedowns and losses on investments	147,752	6.02%	183,526	8.59%
- non-deductible costs	17,844	0.73%	29,543	1.38%
- non-deductible depreciation	13,823	0.56%	20,854	0.98%
- realignment of off-book deductions	-		(508,598)	(23.82%)
- reimbursement application for Irap deductibility	(34,583)	(1.41%)	-
- other	(42,263)	(1.72%)	45,343	2.12%
Irap	322,245	13.13%	337,942	15.82%
Total effective taxes booked to the income statement	1,056,772	43.04%	662,036	31.00%
For a better understanding of the above reconciliation, the Irap tax has been shown separately so as to avoid any distortion arising from the fact that this tax is imposed on a basis other than pre-tax profit.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 42 – Related party transactions

At December 31, 2009, there are no relevant transactions with related parties, including intragroup transactions, which are nonrecurring or unusual and / or atypical in nature.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate income statements, statements of financial position and cash flow statements. The figures in the separate income statements and statements of cash flows for the year 2009 are compared to those for the year 2008, while the figures in the statements of financial position at December 31, 2009 are compared to those at December 31, 2008.

The effects on the individual line items of the separate income statements for the years 2009 and 2008 (Restated) are as follows:

The effects on the individual line items of the statements of financial position at December 31, 2009 and at December 31, 2008 (restated) are as follows:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

The effects on the individual line items of the cash flows statements for the years 2009 and 2008 are as follows:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Transactions with subsidiaries

The most significant amounts are summarized as follows:

INCOME STATEMENT LINE ITEMS (thousands of euros)	2009	2008	TYPE OF CONTRACT
REVENUES			
APTV S.r.l.	-	41,128	Sublicense of broadcasting rights to soccer games of certain Serie A teams and outsourcing services for the management of SmartCard top-ups of the digital terrestrial system
Tim Participaçoes group	16,219	18,600	Roaming and technical assistance services
HanseNet Telekommunikation GmbH	7,846	8,737	Sale of hardware platforms and customized computer solutions
Matrix S.p.A.	27,503	23,898	Advertising on Rosso Alice portal and user licenses for the Alice brand, information service 1254 and datacenter and business continuity services, telephone services
MTV Italia S.r.l.	1,110	920	Telephone services, Datacenter services, administrative outsourcing, property leasing and facility management services
Olivetti S.p.A.	11,618	11,981	Concession of user licenses for patents and know-how as well as the Olivetti name and brand, owned by Telecom Italia S.p.A.; telephone services
Path.Net S.p.A.	21,510	17,646	Services and infrastructures relating to the supply of data transmission connections for the Public Administration
Share Service Center S.r.l.	2,112	1,699	Telephone and data transmission services and also management and maintenance of applications software
Telecom Italia Media Broadcasting	5,660	8,763	Sale of network infrastructures for carrying TV signals and telephone services
Telecom Italia Media S.p.A.	5,525	7,434	Connectivity service, management and development of the digital terrestrial platform and telephone services
Telecom Italia S.Marino S.p.A.	1,144	1,423	Interconnection and telecommunications services
Telecom Italia Sparkle S.p.A.	122,578	140,612	Telephone and data transmission services, services inherent to interconnection between Telecom Italia Sparkle and Telecom Italia communications network with particular reference to accesses and international traffic, sale of infrastructures and supply and development of specific software for internal use
Telecontact S.p.A.	4,955	6,238	Sale of call center platforms and computer material
Telefonia Mobile Sammarinese S.p.A.	4,345	4,494	Interconnection services
Telenergia S.p.A.	1,350	1,350	Outsourcing for company business, commissions for providing sureties and emoluments for corporate positions, administrative outsourcing
Other minor companies	5,503	11,250	
Total revenues	**238,978**	**306,173**	
OTHER INCOME	**19,632**	**19,203**	Recovery of costs of personnel on secondment and recovery of costs for services rendered, other income

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

STATEMENT OF FINANCIAL POSITION LINE ITEMS (thousands of euros)	12/31/2009	12/31/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT			
SECURITIES, FINANCIAL RECEIVABLES AND OTHER NON-CURRENT FINANCIAL ASSETS			
Telecom Italia Media S.p.A.	100,002	100,014	Loans received from EIB for the three-year 2005-2007 capital expenditures program aimed at extending the infrastructures of the Digital Terrestrial Network
Other minor companies	3,301	5,709	
Total securities, financial receivables and other non-current financial assets	**103,303**	**105,723**	
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS	**1,274,557**	**11,591**	Mainly referring to derivatives of a financial nature with Telecom Italia Capital and Telecom Italia Finance
CASH AND CASH EQUIVALENTS			Mainly referring to treasury current account transactions
Pathnet S.p.A.	1,110	3,017	
Shared Service Center S.r.l.	0	4,854	
Telecom Italia Media S.p.A.	30,414	376	
Other minor companies	315	211	
Total cash and cash equivalents	**31,839**	**8,458**	
NON-CURRENT FINANCIAL LIABILITIES			
Telecom Italia Capital S.A.	10,373,958	9,318,800	Payables for loans
Telecom Italia Finance S.A.	8,786,227	8,527,569	Payables for loans and subscriptions to bonds issued by Telecom Italia
Other minor companies	267	366	
Total non-current financial liabilities	**19,160,452**	**17,846,735**	
CURRENT FINANCIAL LIABILITIES			
OFI Consulting	31,083	31,125	Payables for current account transactions
Olivetti Multiservices	10,298	10,801	Payables for current account transactions
Olivetti S.p.A.	15,358	8,059	Payables for current account transactions
SAIAT S.p.A.	47,500	48,665	Payables for loans
Telecom Italia Capital S.A.	1,928,946	1,010,625	Payables for loans
Telecom Italia Finance S.A.	1,310,269	4,430,672	Payables for loans
Telecom Italia Sparkle S.p.A.	545,294	451,573	Mainly referring to payables for current account transactions
Telenergia	16,437	21,663	Mainly referring to payables for current account transactions
Telsy	10,512	10,661	Payables for current account transactions
Other minor companies	38,543	44,420	
Total current financial liabilities	**3,954,240**	**6,068,264**

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Transactions with associates and joint ventures

INCOME STATEMENT LINE ITEMS (thousands of euros)	2009	2008	TYPE OF CONTRACT
REVENUES			
ETECSA	3,106	3,056	International telecommunications services, roaming and technical assistance
LI.SI.T S.p.A.	25,148	15,550	Lombardy Region social health system information networking
Nordcom S.p.A.	2,334	928	Telephone, data network connections and applications software services, call center services
Teleleasing S.p.A.	166,573	163,517	Sale of equipment as per the 2000 collaboration agreement
Other companies	1,818	569	
Total revenues	**198,979**	**183,620**	
OTHER INCOME	**2,517**	**3,015**	Recovery of costs of personnel on secondment and recovery of costs for services rendered
ACQUISITION OF GOODS AND SERVICES			
ETECSA	3,386	3,968	Roaming
Nordcom S.p.A.	1,702	1,129	Purchase and development of computer solutions
Telbios S.p.A.	5,681	5,822	Supply of audio/visual services and products and hardware systems and software for remote medicine offerings
Teleleasing S.p.A.	8,069	33,279	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
Other companies	1,222	395	
Total acquisition of goods and services	**20,060**	**44,593**	
EMPLOYEE BENEFITS EXPENSES	**6**		Secondment costs
OTHER OPERATING EXPENSES	**2**	**43**	Sundry other expenses
INCOME (EXPENSES) FROM INVESTMENTS			
ASSCOM	180	140	Dividends
Other		51	Other income
Total income (expenses) from investments	**180**	**191**

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Transactions with companies controlled by associates and joint ventures

Beginning January 1, 2009, the company Italtel Group S.p.A. and all the companies in the Italtel group are no longer considered related parties since the shareholders’ agreements expired at the end of 2008 and have not been renewed.

The most significant amounts are summarized as follows:

Telecom Italia has also provided guarantees on behalf of subsidiaries, associates and joint ventures and companies controlled by associates and joint ventures for a total of 16,856,584 thousand euros (20,632,711 thousand euros at December 31, 2008). In particular: 10,871,425 thousand euros on behalf of Telecom Italia Capital (10,736,501 thousand euros at December 31, 2008), 5,554,014 thousand euros on behalf of Telecom Italia Finance (9,316,692 thousand euros at December 31, 2008), 123,168 thousand euros on behalf of Telecom Italia Sparkle (123,117 thousand euros at December 31, 2008), 79,436 thousand euros on behalf of Olivetti Multiservices (231,041 thousand euros at December 31, 2008), 76,313 thousand euros on behalf of Telenergia (52,513 thousand euros at December 31, 2008) and 61,492 thousand euros on behalf of Latin American Nautilus group (70,675 thousand euros at December 31, 2008).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Furthermore, weak comfort letters have also been provided for a total of 34,381 thousand euros (137,967 thousand euros at December 31, 2008) on behalf of Etecsa for credit lines regarding commercial relationships (for the supply of goods and services).

Transactions with other related parties
   (through directors, statutory auditors and key managers)

On February 27, 2009, following the resignation of Gianni Mion (through whom the companies of the Edizione group and the Sintonia group were related parties of Telecom Italia), Stefano Cao was co-opted as director (through whom only the companies of the Sintonia group are related parties of Telecom Italia); the shareholders’ meeting held on April 8, 2009 later confirmed this appointment. On December 22, 2009, the director Stefano Cao resigned from office. Consequently, the income statement and financial position transactions reported in the following tables include the income statement transactions with respect to the Edizione group from January 1, to March 31, 2009 and the Sintonia group from January 1, to December 22, 2009.

The most significant amounts are summarized as follows:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Transactions with pension funds

The most significant amounts are summarized as follows:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Remuneration to key managers

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A.
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.
Managers:
Paolo Annunziato [1]	Head of Public Affairs
Oscar Cicchetti	Head of Technology & Operations [2] Head of Domestic Market Operations [5]
Stefano Ciurli [3]	Head of Purchasing
Antonino Cusimano	Head of Corporate Legal Affairs
Luca Luciani	Director Chairman of TIM Brasil [4]
Andrea Mangoni [2]	Head of Administration, Finance and Control Head of International Business Chairman of Telecom Italia Sparkle S.p.A.
Antonio Migliardi	Head of Human Resources and Organization
Marco Patuano	Head of Domestic Market Operations [2] Head of Administration, Finance and Control [5]
Stefano Pileri [5]	Head of Technology & Operations
Germanio Spreafico [6]	Head of Purchasing
Giovanni Stella	Executive Deputy Chairman of Telecom Italia Media S.p.A. Head of Media Business Unit Head of Disposals Telecom Italia S.p.A. [7]

1

to February 26, 2009

2

from November 6, 2009

3

from March 16, 2009

4

from January 19, 2009

5

to November 5, 2009

6

to March 15, 2009

7

to December 31, 2009

The total remuneration recorded on the accrual basis by Telecom Italia in respect of key managers amounts to 14,765 thousand euros in 2009 (32,874 thousand euros in 2008) divided as follows:

(thousands of euros)	2009	2008

Short-term compensation	13,613	12,258
Long-term compensation	-	800
Employment termination benefit incentives	-	19,038
Share-based payments (*)	1,152	778
	14,765	32,874

(*)

This is the fair value at December 31 of the rights under the Telecom Italia incentive plans (PSG and TOP 2008).

Note 43 – Stock option and performance share granting plans

The stock option and performance share granting plans in effect at December 31, 2009 and at December 31, 2008 are the following, respectively:

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

•

options (including those at one time granted by Telecom Italia S.p.A. before its merger by incorporation in Olivetti S.p.A. – renamed Telecom Italia S.p.A. – and by TIM S.p.A., later merged in Telecom Italia S.p.A.) which give, or have given, the right to subscribe to Telecom Italia ordinary shares;

•

free Telecom Italia ordinary share grants based on the effective period of participation in the plan by each of the grantees and the degree to which they have reached pre-fixed performance targets.

These plans are used by the Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

The stock option and performance share granting plans of Telecom Italia are described in the following paragraphs.

►

Stock options plans - Telecom Italia S.p.A.

In describing the stock option plans, so as to render the representation of the options homogeneous with that of the subscribable shares and also facilitate their measurement based on the relevant subscription prices, the concept of “equivalent options” has been used. This refers to a quantity of options equal to the number of ordinary shares of the current Telecom Italia S.p.A. that can be subscribed. In this manner, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other.

The principal features of the stock option plans existing at December 31, 2008 and 2009 are summarized below.

Stock Option Plans (Date of Shareholders’ meeting)	BoD Grant Date (Grantees)	Lot	Exchange Ratio (1)	Exercise Price of Options (2) (euros)	Exercise Price of Equivalent Options (3) (euros)	Original Grant		Exercise period		Equivalent Options Outstanding at:
						No. of Options	No. of Equivalent Options	from	to	12/31/2008	12/31/2009

2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single	1	1,95	1,95	11,400,000	11,400,000	15/4/11	15/4/14	11,400,000	11,400,000
2002 Top Plan(6/12/2001- 5/26/2003)	2/13/2002 (16 Top Managers)	2°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	5,050,330	------
		3°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	8,318,193	5,941,567
2002 Plan granted in March(12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	3/26/2002 (Managers of the Group)	2°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	13,119,891	------
		3°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	18,717,132	16,929,390
2002 Plan granted in August (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003	8/1/2002 (Managers of the Group)	2°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	168,343	------
		3°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	224,457	224,457
2003-2005 Plan (10/10/2000- 4/7/2005)	5/6/2002 (Managers and employees of the Group)	2°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	863,096	------
		3°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,212,557	1,212,557
Total										59,073,999	35,707,971

(1)

Number of Telecom Italia ordinary shares subscribable for the exercise of one option.

(2)

Original exercise price determined for the exercise of one option.

(3)

Subscription price of one Telecom Italia S.p.A. ordinary share coming from the exercise of one equivalent option.

•

 “Stock Option 2002 Top Plan”: options not subject to reaching performance targets.

•

“Stock Option 2002 Plan”: options not subject to reaching performance targets. Priority given to Group management who are already grantees of the Stock Option 2000 Plan.

•

 “Stock Option Plans 2003-2005”: options not subject to reaching performance targets. Priority given to Group management who are already grantees of TIM’s Stock Option 2001-2003 Plan and Supplementary 2001-2003 Plan.

•

“Stock Option 2008 Top Plan”: options granted to the chairman and the CEO, which can be exercised at the end of the vesting period, for a period of three years starting from the grant date, on condition that the grantees remain as directors of the Company up to the date of the shareholders’ meeting

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

called to approve the financial statements for the year 2010 and except in the case of pre-set assumptions for the early vesting of part of the options granted.

The exercisability of 75% of the options granted is not subject to performance targets while the remaining 25% of the options granted are subject to the relative performance of the Total Shareholder Return (TSR) of Telecom Italia compared to the Total Shareholder Return of the 10 major companies (in terms of their weight in the Index) in the DJ STOXX TLC Index.

At the moment of vesting, the following can be exercised:

•

100% of the options subject to performance indicators if the TSR of Telecom Italia reaches the third quartile of the panel of reference;

•

50% of the options subject to performance indicators if the TSR of Telecom Italia reaches the mid-point of the panel of reference.

•

The options subject to performance indicators will lapse if the TSR of Telecom Italia does not reach the mid-point of the panel of reference.

The number of options exercisable will be ascertained at the end of the performance measuring period.

The exercisability of the options is valid for a period of three years starting from the end of the vesting period (or at the early vesting date). Options that are not exercised by end of the exercisability period will lapse. It is understood that, if the directors continue their relationship with the Company, for a year from the end of the vesting period, the grantees have open availability up to a maximum of 50% of the shares purchasable by exercising the exercisable options.

The fair value of the options of the 2008 Top Plan was determined overall at the grant date (April 15, 2008) in an amount of 2,593 thousand euros and is recognized in equity over the vesting period of the options with a corresponding entry to “Employee benefits expenses”; the amount charged to income in 2009 was 864 thousand euros.

The fair value of the options has been calculating by applying the Montecarlo method and using the following calculation parameters:

•

exercise price: 1.95 euros per share;

•

current price: in relation to the performance targets set in the Plan, the share market prices have been considered at the grant date for Telecom Italia (1.40 euros per share (p.s.)) and for other leading companies in the telecommunications sector (Vodafone: 1.88 euros p.s., Telefonica: 18.6 euros p.s., France Telecom: 2.2 euros p.s., Deutsche Telekom: 11.19 euros p.s., British Telecom: 2.68 euros p.s., KPN: 11.38 euros p.s., Telia Sonera: 4.76 euros p.s., Telenor: 12.39 euros p.s. and OTE: 18.26 euros p.s.);

•

volatility: in relation to the performance targets set in the Plan, the volatility values of the shares were considered for Telecom Italia (33.02%) and for the above other leading companies in the telecommunications sector; at the measurement date, the implicit volatility of the relevant shares was assumed to be that observed on options negotiated for expirations of one year and where not available the volatility of the options closest to that date; finally, in the absence of options for that period, the volatility values were assumed to be the historical volatility of one year;

•

option period: three years for the vesting period (from April 15, 2008 to April 15, 2011) and three years for the exercise period (from April 15, 2011 to April 15, 2014);

•

expected dividends: dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid (0.08 euros per Telecom Italia ordinary share);

•

risk-free interest rate: this is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option (3.7485% for 6 years).

During 2008 and 2009, no stock options were exercised.

The market prices of Telecom Italia ordinary shares at December 31, 2009 and 2008 were respectively 1.0920 euros and 1.1492 euros, thus below the exercise price of the equivalent options outstanding and exercisable at those dates.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Aggregate movements in all Telecom Italia stock option plans in 2008 and 2009 are presented in the following table.

	Number of Equivalent Options	Weighted Average Price per Equivalent Option (euros)

Options outstanding at December 31, 2007	124,108,961	3.08
Of which: Options exercisable at December 31, 2007	124,108,961	3.08
Granted during the year	11,400,000	1.95
Granted during the year	-	-
Forfeit (1) during the year	-	-
Lapsed (2) during the year	(12,469,872)	2.93
Expired (3) during the year	(63,965,090)	3.25
Options outstanding at December 31, 2008	59,073,999	2.70
Of which: Options exercisable at December 31, 2008	47,673,999	2.88
Granted during the year	-	--
Exercised during the year	-	-
Forfeit (1) during the year	-	-
Lapsed (2) during the year	(4,612,956)	2.86
Expired (3) during the year	(18,753,072)	2.89
Options outstanding at December 31, 2009	35,707,971	2.59
Of which: Options exercisable at December 31, 2009	24,307,971	2.89

(1)

These equivalent options are forfeit since they could no longer be exercised as a result of failure to reach performance targets.

(2)

These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

(3)

These equivalent options expired since they were not exercised during the stated period.

The following tables present, with reference to the Telecom Italia stock option plans existing at December 31, 2009 and 2008, grouped by the exercise price range, the residual weighted average life and the weighted average grant price of the equivalent options:

Price Range	Equivalent Options Outstanding at December 31, 2009			Equivalent Options Exercisable at December 31, 2009
(euros)	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euros)	Equivalent Options	Weighted Average Grant Price (euros)

1.95	11,400,000	4.29	1.95	-	-
2.41	224,457	0.17	2.41	224,457	2.41
2.78 – 2.94	24,083,514	0.18	2.89	24,083,514	2.89
	35,707,971			24,307,971

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Price Range	Equivalent Options Outstanding at December 31, 2008			Equivalent Options Exercisable at December 31, 2008
(euros)	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euros)	Equivalent Options	Weighted Average Grant Price (euros)

1.95	11,400,000	5.29	1.95
2.41	392,800	0.74	2.41	392,800	2.41
2.78 – 2.94	47,281,199	0.80	2.89	47,281,199	2.89
	59,073,999			47,673,999

►

Performance Share Granting Plan - Telecom Italia S.p.A.

The Telecom Italia board of directors in its meeting held on August 8, 2008 passed a resolution to implement the plan to grant free Telecom Italia ordinary shares under the “Performance Share Granting” plan approved by the shareholders’ meeting held on April 16, 2007. The plan grants recipients (top management of Telecom Italia or its subsidiaries) the right to a pre-set maximum and variable number of free shares, according to the period of each single grantee’s effective participation in the plan and the extent to which the pre-set share performance targets, reported below, have been reached (reference should be made to the specific prospectus published on August 9, 2008 and the communications published on September 16, 2008 and October 1, 2009).

The grantees of the Plan include, among others, the executive directors of companies controlled by Telecom Italia S.p.A..

The situation at December 31, 2009 shows that the number of shares which could effectively be granted based on the rights granted is equal to 11,224,600 (of which 9,714,000 by Telecom Italia employees and 1,510,600 by delegated directors of subsidiaries).

For each recipient, the maximum number of ordinary shares under the Full Grant was determined, on the basis of the recipient’s organizational role, as a ratio between a multiple of the fixed annual compensation and the ordinary share trading price on March 5, 2008.

The Plan covers a period of three years, from July 1, 2008 to June 30, 2011.

As for the Performance Targets, the Plan rewards the profit and equity return of investors, which is measured using the Total Shareholder Return of Telecom Italia (TI TSR) during the Incentive Period. In particular, the number of shares vested is calculated as the percentage of the full grant on the basis of the degree to which the following targets have been reached:

•

an “absolute” TI TSR target: 20% of the full grant is conditional on this target;

•

a “relative” TI TSR target: 80% of the full grant is conditional on this target.

The TI TSR calculation conventionally assumes that the initial value is the share trading price on March 5, 2008 (the day before the board of directors’ meeting which approved the 2008-2010 strategic guidelines). The absolute TI TSR target value was set in the amount of 40% in relation to the entire three-year period of the Plan July 1, 2008 – June 30, 2011.

The relative TI TSR is an indicator of performance compared to market, represented by the variance of the TI TSR compared to the TSR of the Dow Jones Stoxx Index TLC sector (DJTLC - Bloomberg ticker SXKP). In relation to the three-year Plan, the ordinary shares can be granted starting from when the Index TSR is reached (corresponding to the vesting of shares equal to 10% of the full grant). For higher variance values, the number of shares vested grows until it reaches 80% of the full grant, in correspondence to a variance equal to or higher than +50%.

The fair value of the rights of the Performance Share Granting Plan had originally been determined as a total of 2,593 thousand euros. During 2009, new rights were granted and others were forfeit; consequently the fair value at December 31, 2009 – equal to 2,551 thousand euros (of which 2,253 thousand euros relates to employees of Telecom Italia) includes 506 thousand euros referring to the new rights issued in October 2009 and 2,045 thousand euros referring to the remaining rights previously granted and forfeit - will be recognized in equity over the vesting period of the rights with a corresponding entry to:

•

 “employees benefits expenses”, for 2,253 thousand euros, in respect of employees of Telecom Italia (the charge to the 2009 income statement is 655 thousand euros);

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

•

“investments in subsidiaries”, in respect of employees of those subsidiaries, for 298 thousand euros (of which 123 thousand euros represents the charge for 2009).

The unit fair value of the rights granted under the management incentive 2008 Performance Share Granting plan was calculated at the grant dates of September 8, 2008 and September 16, 2008 by applying the Montecarlo method and using the following calculation parameters at each grant date:

•

exercise price: equal to zero;

•

current price: in compliance with regulations, for Telecom Italia this is represented by the share trading price on March 5, 2008 equal to 1.615 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2008 equal to 281.65 euros;

•

TI volatility: historical volatility values of one year were assumed, taken over the three previous years, and, respectively, 34.94% for the rights granted September 8, 2008 and 35.36% for the rights granted September 16, 2008;

•

option period: three years from June 30, 2008 to June 30, 2011;

•

expected dividends: dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.08 euros per share);

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, respectively, 3.879% for the rights granted September 8, 2008 and 3.685% for the rights granted September 16, 2008.

The unit fair value of the rights granted under the management incentive 2008 Performance Share Granting plan was calculated at the grant date of October 1, 2009 by applying the Montecarlo method and using the following calculation parameters:

•

exercise price: equal to zero;

•

current price: in compliance with regulations, for Telecom Italia this is represented by the share trading price in June 2009 equal to 0.96168 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2009 equal to 214.01318 euros;

•

TI volatility: historical volatility values of one year were assumed, taken over the two previous years equal to 50.029%

•

option period: two years from June 30, 2009 to June 30, 2011;

•

expected dividends: dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.05 euros per share)

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, 1.222%.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 44 – Significant non-recurring events and transactions

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of Telecom Italia is set out below in accordance with Consob communication DEM/6064293 dated July 28, 2006:

(thousands of euros)		Equity	Profit for the year	Net financial debt	Cash flows (*)

Amount – financial statements	(A)	23,067,938	1,398,581	39,695,375	265,134
Other sundry expenses		(7,828)	(7,828)	1,838	(1,838)
Losses on disposal of non-current assets		(26,197)	(26,197)	-	-
Gain on disposal of Luna Rossa Challenge 2007		3,699	3,699	(3,925)	3,925
Loss on disposal of Luna Rossa trademark		(280)	(280)	(9,311)	9,311
Impairment on investment in Telecom Italia Deutschland Holding		(497,000)	(497,000)	-	-
Expenses for mobility under Law 223/91		-	-	83,641	(83,641)
Collection of legal amount of interest on repayment of TLC operating fee		-	-	(99,701)	99,701
Adjustment on sale of Liberty Surf Group S.A.		-	-	2,808	(2,808)
Total effect	(B)	(527,605)	(527,605)	(24,650)	24,650
Figurative amount – financial statements	(A-B)	23,595,543	1,926,186	39,720,025	240,484

 (*) Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

The impact of non-recurring items on separate income statement line items is as follows:

(thousands of euros)	2009	2008

Other operating expenses:
Other sundry expenses	(7,828)	(2,624)
Employee benefits expenses:
Expenses for mobility under Law 223/91	-	(283,048)
IMPACT ON EBITDA	(7,828)	(285,672)
Gains (losses) on non-current assets:
Gains on properties	-	25,020
Losses on intangible assets	(38,513)	-
IMPACT ON EBIT	(46,341)	(260,652)
Other income (expenses) from investments:
Gains on disposal of other investments	-	1,620
Loss on disposal of Liberty Surf Group S.A.	-	(480,070)
Gain on disposal of Luna Rossa Challenge 2007	3,751	-
Loss on disposal of Luna Rossa Trademark	(280)
Impairment on investment in Telecom Italia Deutschland Holding	(497,000)
IMPACT ON PROFIT BEFORE TAX	(539,870)	(739,102)
Effect of income taxes	12,265	69,827
IMPACT ON PROFIT FOR THE YEAR	(527,605)	(669,275)

Note 45 – Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, a statement is made to the effect that in 2009 Telecom Italia S.p.A. has not taken part in any atypical and/or unusual operations, as defined by that Communication.

Note 46 – Other information

►

Remuneration to directors, statutory auditors, general managers and key managers

In compliance with art. 78 giving effect to Legislative Decree 58 dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999, the following table presents the remuneration to which all the individuals were entitled who, during 2009 or a part of that year, have held the position of director, statutory auditor or general manager of Telecom Italia S.p.A..

In particular:

•

the column “Remuneration for the position” shows the remuneration, by period of reference, approved by the shareholders’ meetings of Telecom Italia and the remuneration ex art. 2389, paragraph 3, of the Italian Civil Code;

•

the column “Non-cash benefits” indicates the fringe benefits subject to taxation based on current tax laws and any insurance policies;

•

the column “Bonuses and other incentives” includes one-off remuneration;

•

the column “Other remuneration” includes: (i) remuneration due for positions held in listed and unlisted subsidiaries; (ii) employee compensation (gross of the employees’ portion of social security charges and taxes, excluding the employers’ portion of obligatory social security contributions and expenses for employee severance indemnities); (iii) indemnities at the end of the term of office.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Aggregate data is also presented for the remuneration paid, for whatsoever reason and in whatsoever form, by Telecom Italia S.p.A. and by the companies which it controls, to key managers who, during 2009 or a part of that year, have held such position.

INDIVIDUAL	DESCRIPTION OF POSITION		REMUNERATION (thousands of euros)
Name	Position held	Period during which position was held	Remuneration for the position	Non-cash benefits	Bonuses and other incentives	Other remuneration

Board of Directors
Gabriele GALATERI di GENOLA	Chairman	1/1 – 12/31/2009	1,599(1)	189(2)		-(3)
Franco BERNABE’	CEO	1/1 – 12/31/2009	1,784(4)	296(2)	1,348(5)
Cesar ALIERTA Izuel	Director	1/1 – 12/31/2009	110(6)
Paolo BARATTA	Director	1/1 – 12/31/2009	175(7)
Tarak BEN AMMAR	Director	1/1 – 12/31/2009	110
Roland BERGER	Director	1/1 – 12/31/2009	190(8)
Stefano CAO	Director	2/27 – 12/22/2009	115(9)
Elio CATANIA	Director	1/1 – 12/31/2009	165(10)
Jean Paul FITOUSSI	Director	1/1 – 12/31/2009	155(11)
Berardino LIBONATI	Director	1/1 – 12/31/2009	130(12)			60(13)
Julio LINARES LOPEZ	Director	1/1 – 12/31/2009	145(14)
Gaetano MICCICHE’	Director	1/1 – 12/31/2009	110(15)
Aldo MINUCCI	Director	1/1 – 12/31/2009	190(8)
Gianni MION	Director	1/1 – 27/2/2009	24(16)
Renato PAGLIARO	Director	1/1 – 12/31/2009	145(17)
Luigi ZINGALES	Director	1/1 – 12/31/2009	130(12)
Board of Statutory Auditors
Paolo GOLIA	Chairman of Board of Statutory Auditors	1/1 – 4/8/2009	46
Enrico Maria BIGNAMI	Acting Auditor Chairman of Board of Statutory Auditors	1/1 – 4/8/2009 4/8 – 12/31/2009	35(18) 87
Lorenzo POZZA	Acting Auditor	4/8 – 12/31/2009	58
Gianluca PONZELLINI	Acting Auditor	4/8 – 12/31/2009	58
Salvatore SPINIELLO	Acting Auditor	1/1 – 12/31/2009	93			32(18)
Ferdinando SUPERTI FURGA	Acting Auditor	1/1 – 12/31/2009	109(19)
Gianfranco ZANDA	Acting Auditor	1/1 – 4/8/2009	35			2(20)

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

General Managers
Luca LUCIANI	General Manager	1/1 – 2/26/2009	1(2)	153(21)
Stefano PILERI	General Manager	1/1 – 2/26/2009	1(2)	104(21)
Key Managers

In 2009, the total remuneration paid to key managers for whatsoever reason in whatsoever form by Telecom Italia S.p.A. and by companies controlled by it amounted to 11,750 thousand euros and included 5,475 thousand euros of remuneration paid to the chairman, CEO and general managers as already indicated in the above table.

(1)

The amount includes: (i) remuneration ex article 2389 first and third paragraph of the Italian Civil Code, including remuneration paid to compensate for the taxes applied to taxed benefits; (ii) remuneration due as member of the Executive Committee.

(2)

The conventional value of cars, housing, insurance policies and supplementary pension, where applicable.

(3)

Mr Galateri does not receive an emolument for the office of chairman of the indirectly held subsidiary Tim Partecipacoes.

(4)

The amount includes: (i) remuneration ex article 2389 first and third paragraph of the Italian Civil Code, (fixed component), including remuneration paid to compensate for the taxes applied to taxed benefits i; (ii) remuneration due as member of the Executive Committee.

(5)

A short-term variable component of remuneration (MBO) paid in 2009 linked to financial results and to specific management objectives reached in the prior year. The incentive had a value of between 50% and 200% of fixed remuneration which varies according to the achievement of predetermined objectives (please refer to the 2008 Annual Report on Corporate Governance). The manner in which the short-term variable component (MBO) is determined for the year 2009 is described in the Report on Corporate Governance and the 2009 shareholder structure.

(6)

The remuneration is not received by the individual but paid over to Telefonica S.A.

(7)

The amount includes remuneration paid as chairman of the Committee for Internal Control and Corporate Governance, and member of the  Supervisory Panel under Legislative Decree 231/2001.

(8)

The amount includes remuneration paid as a member of the Executive Committee and as member of the Committee for Internal Control and Corporate Governance.

(9)

The amount, not received but paid over to Sintonia S.A., includes remuneration as a member of the Executive Committee.

(10)

The amount includes remuneration paid as a member of the Executive Committee and as member of the Remuneration Committee.

(11)

The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance.

(12)

The amount includes remuneration paid as a member of the Remuneration Committee.

(13)

Remuneration due for the office of chairman of the board of directors of the listed subsidiary Telecom Italia Media S.p.A..

(14)

The amount, not received but paid over to Telefonica S.A., includes remuneration paid as a member of the Executive Committee.

(15)

The amount is not received by the individual but paid over to Banca Intesa Sanpaolo.

(16)

The amount, not received but paid over to Edizione Holding S.p.A., includes remuneration as a member of the Executive Committee.

(17)

The amount, not received but paid over to Mediobanca S.p.A., includes remuneration as a member of the Executive Committee.

(18)

Remuneration due for the position of acting statutory auditor of the listed subsidiary Telecom Italia Media S.p.A..

(19)

The amount includes remuneration paid as a member of the  Supervisory Panel under Legislative Decree 231/2001.

(20)

Remuneration in respect of the position of chairman of the board of statutory auditors of the subsidiary IT Telecom S.r.l..

(21)

The amount includes remuneration in the form of gross compensation as an employee and travel allowance.

The following tables have been prepared according to the format required by the Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions, with regard to:

•

the stock options granted by Telecom Italia S.p.A. to all individuals who held, during the course of 2009, for the whole year or a part thereof, the position of member of the board of directors and general manager and, in the aggregate and divided by plan, the stock options granted by

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Telecom Italia S.p.A. to key managers who during the course of 2009 held, even for a part thereof, such role;

•

the plan to grant free Telecom Italia S.p.A. ordinary shares (Performance Share Granting 2008 Plan) to all individual who held, during the course of 2009, for the whole year or a part thereof, the position of member of the board of directors and general manager and, in the aggregate, to the key managers who held, during the course of 2009, even for a part thereof, such roles.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

		Options held at the beginning of 2009			Options granted during 2009			Options exercised during 2009			Options expired or forfeit in 2009	Options held at the end of 2009
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+4-7-10	(12)	(13)

Name	Position held	Number of equivalent options (*)	Average exercise price (**)	Average expiration date	Number of equivalent options (*)	Average exercise price (**)	Average expiration date	Number of equivalent options (*)	Average exercise price (**)	Average market price during year	Number of equivalent options (*)	Number of equivalent options (*)	Average exercise price (**)	Average expiration date

Gabriele Galateri di Genola	Chairman	3,000,000(1)	1,95	2014								3,000,000	1,95	2014
Franco Bernabè	CEO	8,400,000(1)	1,95	2014								8,400,000	1,95	2014
Luca Luciani	General Manager	178,247(2)	2,928015	2009							178,247
		237,663(2)	2,928015	2010								237,663	2,928015	2010
Stefano Pileri	General Manager	356,494(2)	2,928015	2009							356,494
		475,325(2)	2,928015	2010								475,325	2,928015	2010
	Key Managers	2,310,609(2)	2,788052	2009							2,310,609

(*) In order to render the representation of the options homogeneous with that of the underlying subscribable or purchasable shares and also facilitate their measurement based on the relevant exercise prices, Telecom Italia S.p.A. has used the concept of “equivalent options”. This refers to a quantity of options equal to the number of ordinary shares actually subscribable/purchasable. In this manner, the weighted average market prices and the exercise prices indicated are consistent and directly comparable among each other.

(**) The average exercise price means the average subscription or purchase price of the shares that comes from exercising the options.

(1) Stock Option Plan TOP 2008: each option corresponds to the purchase of 1 Telecom Italia ordinary share (1 equivalent option).

(2) Stock Option Plans 2002 and TOP 2002: each option corresponds to the subscription of 3.300871 Telecom Italia ordinary shares (3.300871 equivalent options).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

		Options held at the beginning of 2009			Options granted during 2009			Options exercised during 2009			Options expired or forfeit in 2009	Options held at the end of 2009
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+4-7-10	(12)	(13)

Name	Position held	Number of options (*)	Average exercise price (**)	Average expiration date	Number of options (*)	Average exercise price (**)	Average expiration date	Number of options (*)	Average exercise price (**)	Average market price during year	Number of options (*)	Number of options (*)	Average exercise price (**)	Average expiration date

Stefano Pileri	General Manager	856,800	0	2011							856,800
	Key Managers	4,777,200	0	2011	247,200	0	2011				670,800	4,018,800 (**)	0	2011

(*) This refers to the maximum number of Telecom Italia ordinary shares that can be granted under the “Performance Share Granting” plan on reaching the Performance Targets (refer to the Prospectus published and distributed on August 9, 2008 and the list of recipients to whom the plan is addressed aligned to the Company’s organization chart published and distributed on January 1, 2010).

(**) The value of the shares held at 2009 takes into account the change in the key managers which occurred by resolution of the board of directors’ meeting held on February 27, 2009.

►

Research and development

In 2009, expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	12/31/2009	12/31/2008

Research and development costs expensed during year	71	63
Development costs capitalized	728	591
Total research and development costs (expensed and capitalized)	799	654

Moreover, in the income statement for the year 2009, amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 894 million euros.

In 2008, the scope of research and development activity was extended to include all projects for the hardware and software development of systems used by Telecom Italia S.p.A. to manage both sales plans and customer activities (Business Support Systems) and network operations (Operational Support Systems, Security and other IT services). Such change in the scope of research and development activities did not have any effect on the accounting principles applied to research and development expenditures which are treated as described in Note 2 “Accounting policies.

Research and development activities conducted by Telecom Italia S.p.A. are detailed in the Report on Operations in the “Sustainability Section” under “Research and Development”.

►

Operating leases

Revenue related

Telecom Italia has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to interconnecting operators. At December 31, 2009, the amount of lease installments receivable on non-cancelable lease contracts is equal to 5,924 thousand euros (4,819 thousand euros at December 31, 2008), and all of them expire within one year.

Expense related

Telecom Italia has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2009, the amount of lease installments payable on non-cancelable lease contracts is the following:

(thousands of euros)	12/31/2009	12/31/2008

Within 1 year	383,571	384,958
From 2 to 5 years	556,981	626,067
After 5 years	67,082	125,799
Total	1,007,634	1,136,824

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

►

Summary of fees to the audit firm and the firms in its network

Pursuant to art. 149 – duodecies of the Consob Regulation for Issuers (Resolution 11971/1999, as amended), the following schedule reports the fees referring to 2009 for audit and other services rendered to Telecom Italia by Reconta Ernst & Young and firms that are part of the Ernst & Young network.

	Telecom Italia S.p.A.
(in euros)	Reconta Ernst & Young S.p.A.	Other firms in the Ernst & Young network	Total Ernst & Young network

Audit services	5,121,937	-	5,121,937
Verification services with issue of certification:
- Issue of comfort letters	520,000	-	520,000
- Certifications for participation in bids and other	123,000	-	123,000
Other services:
- Agreed upon procedures on regulatory accounting areas	68,000	1,044,344	1,112,344
Total costs in 2009 of Telecom Italia for audit and other services from the Ernst & Young network	5,832,937	1,044,344	6,877,281

Note 47 – Events subsequent to December 31, 2009

Credit lines

On January 28, 2010, Telecom Italia repaid the syndicated credit line at maturity denominated Term Loan 2010 for 1,500,000,000 euros of principal and 19,872,291.67 euros of interest.

On February 12, 2010, Telecom Italia signed a new syndicated revolving line with leading credit institutions for 1,250,000,000 euros for a three-year period. The market conditions provide for:

-

a margin on the Euribor in relation to the Company’s rating (the current BBB rating corresponds to a margin of 130 bps);

-

commitment fees equal to 40% of the margin (currently equal to 52 bps);

-

utilization fees equal to 25 bps for draw downs between 1/3 and 2/3 of the total and 50 bps for draw downs higher than 2/3 of the total.

The credit line represents a back-up line which increases the Group’s financial flexibility.

Bond issue

On February 10, 2010, Telecom Italia S.p.A issued bonds in the European market for 1,250 million euros, with an annual coupon of 5.25% and maturing on February 10, 2022.

Bond repayments

On January 1, 2010, the convertible bonds issued by Telecom Italia S.p.A., 1.5% coupon payable annually, for 574 million euros, reached maturity and were duly repaid.

On January 15, 2010, the bonds issued by Telecom Italia Capital S.A., 4% coupon payable semiannually, for USD 1,250 million, reached maturity and were duly repaid.

Telecom Italia Media share capital increase

On April 8, 2010, the Telecom Italia Media extraordinary session of the shareholders’ meeting met and passed the following resolutions:

a.

cancellation of the par vaue of ordinary and savings shares;

b.

a reverse share split of ordinary and savings shares in a ratio of one ordinary or savings share for every 10 ordinary or savings shares held;

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

c.

necessary amendment to the bylaws in order for the measures and the characteristics of the savings shares’ rights to remain unchanged following the resolution in a) and b) above;

d.

share capital increase for 240 million euros through the issue of ordinary shares to be offered on an optional basis to holders of ordinary and savings shares – revoking the mandate at one time conferred by the shareholders’ meeting to the board of directors to increase share capital up to a maximum of 10 million euros – giving mandate to the board to establish in the imminence of the rights offering, its other characteristics, including the subscription price, the maximum number of shares to be issued and the option ratio.

The option rights which are not exercised during the offering period ex art. 2441, paragraph 1 of the Italian Civil Code wil be offered to the stock market ex art. 2441, paragraph 3 of the Italian Civil Code. As already announced, Telecom Italia, the controlling shareholder of Telecom Italia Media with a 69.2% direct and indirect equity investment, has pledged its support to the initiative by assuming an irrevocable commitment to subscribe to its portion of the capital increase, in addition to any residual portion that remains unassigned at the end of the offer on the stock market, ex art. 2441, paragraph 3 of the Italian Civil Code.

The capital increase is expected to take place after all the necessary authorizations and fulfillment requirements have been met – and whenever the market conditions allow – during the first half of 2010.

The capital increase is part of the 2010–2012 Business Plan approved by the Telecom Italia Media board of directors on February 25, 2010 and its aim is to reinforce the asset structure and support the development of the company in the extremely dynamic market in which it operates. In particular, the proceeds from the subscription to the shares will be fully assigned for the repayment of a part of the existing financing extended by Telecom Italia and Telecom Italia Finance.

Finally, In order to allow the above mentioned actions to be carried out, the extraordinary session of the shareholders’ meeting has approved some amendments to the bylaws (art. 5 “Capital Measures” and art. 6 “Shares”)

Telecom Italia Sparkle

As regard the legal matter which has involved Telecom Italia Sparkle, reference should be made to the Note “Contingent liabilities, other information, commitements and guarantees”.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Note 48 – Investments

The movements in investments during 2009 and the list of investments in subsidiaries, associates and joint ventures at December 31, 2009 and are reported below.

Other non-current assets - Investments

(thousands of euros)	Carrying amount 12/31/2008	Changes during the year					Carrying amount 12/31/2009
		Acquisitions/ Subscriptions/ Payments to absorb losses	Disposals / Reimbursements	Impairments/ Reversals/ Fair value adjustments	Other changes and reclassifications	Total changes	
Investments in subsidiaries							
EMSA SERVIZI (in liquidation)	5,000					-	5,000
HR SERVICES	-	10				10	10
IT TELECOM S.r.l.	8,468					-	8,468
LOQUENDO	3,224					-	3,224
MATRIX	164,109					-	164,109
NETESI (in liquidation)	-					-	-
OFI CONSULTING	35,109					-	35,109
OLIVETTI GESTIONI IVREA	428					-	428
OLIVETTI MULTISERVICES	40,403					-	40,403
OLIVETTI	90,197			(12,955)		(12,955)	77,242
PATH.NET	7,746					-	7,746
SAIAT	34,743					-	34,743
SHARED SERVICES CENTER	2,188			(1,419)		(1,419)	769
TECNO SERVIZI MOBILI	53					-	53
TECO SOFT ARGENTINA (in liquidation)	-	40		(40)		-	-
TELECOM ITALIA AMERICA LATINA	-					-	-
TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES (*)	2,265				29	29	2,294
TELECOM ITALIA CAPITAL	-	50,000		(47,612)		2,388	2,388
TELECOM ITALIA DEUTSCHLAND HOLDING	908,216			(497,000)		(497,000)	411,216
TELECOM ITALIA INTERNATIONAL	6,835,705					-	6,835,705
TELECOM ITALIA LATAM	4,769					-	4,769
TELECOM ITALIA MEDIA (*)	196,365	4			41	45	196,410
TELECOM ITALIA SAN MARINO	-					-	-
TELECONTACT CENTER	489					-	489
TELENERGIA	50					-	50
TELSY	14,512					-	14,512
TELECOM ITALIA FINANCE	1,448,390					-	1,448,390
TELECOM ITALIA LAB	686		(686)			(686)	-
TELECOM ITALIA SPARKLE	784,765					-	784,765
TIM BRASIL SERVICOS E PARTICIPACOES (*)	35				53	53	88
	10,587,915	**50,054**	**(686)**	**(559,026)**	**123**	**(509,535)**	**10,078,380**

(*) The column "Other changes and reclassifications" includes 123 thousand euros representing the fair value of the rights to Telecom Italia ordinary shares granted free to resources with key strategic roles, employees or collaborators of companies in the Telecom Italia Group under the "Performance Share Granting" plan 2008-2011 ("PSG").

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

List of investments in subsidiaries, associates and joint ventures at December 31, 2009

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit / (loss) (1)	% ownership (%)	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)
INVESTMENTS IN SUBSIDIARIES										
EMSA SERVIZI (in liquidation)	Rome		5,000	6,112	215	100.00%	6,112		5,000	(1,112)
HR SERVICES	L'Aquila		10	13	3	100.00%	13		10	(3)
IT TELECOM	Pomezia (RM)		7,000	8,749	5	100.00%	8,749		8,468	(281)
LOQUENDO	Turin		3,574	9,564	824	99.98%	9,562		3,224	(6,338)
MATRIX	Milan		2,100	54,849	7,321	100.00%	49,849		164,109	114,260
NETESI (in liquidation)	Milan		435	(282)	(76)	100.00%	(282)	(5)	-	282
OFI CONSULTING	Ivrea (To)		95	46,020	166	100.00%	46,020		35,109	(10,911)
OLIVETTI GESTIONI IVREA	Ivrea (To)		100	394	(21)	100.00%	394	(5)	428	34
OLIVETTI MULTISERVICES	Milan		20,337	70,213	1,883	100.00%	70,213		40,403	(29,810)
OLIVETTI	Ivrea (To)		83,500	81,359	(11,878)	100.00%	77,242	(6)	77,242	-
PATH.NET (8)	Rome		7,724	12,909	1,113	100.00%	12,909		7,746	(5,163)
SAIAT	Turin		35,745	49,642	710	100.00%	49,642		34,743	(14,899)
SHARED SERVICES CENTER	Rome		1,757	768	(4,736)	100.00%	769		769	-
TECNO SERVIZI MOBILI	Rome		26	(9,452)	(197)	100.00%	(10,452)	(5)	53	10,505
TECO SOFT ARGENTINA (in liquidation)	Bueno Aires (Argentina)	Pesos Arg. (.000)	12	(446)	(300)					
			2	(82)	(55)	100.00%	(82)	(5)	-	82
TELECOM ITALIA LATAM	Sao Paulo (Brazil)	R $ (.000)	118,926	13,463	(4,614)		-			
			47,412	5,367	(1,839)	100.00%	5,367		4,769	(598)
TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES	Milan		2,750	2,771	49	81.82%	2,267	(5)	2,294	27
TELECOM ITALIA CAPITAL SA	Luxembourg		2,336	(125,995)	11,163	100.00%	(125,995)		2,388	128,383
TELECOM ITALIA DEUTSCHLAND HOLDING	Hamburg (Germany)		25	412,370	(525,797)	100.00%	412,370		411,216	(1,154)
TELECOM ITALIA INTERNATIONAL	Amsterdam (The Netherlands)		2,399,483	8,391,015	79,696	100.00%	8,391,015		6,835,705	(1,555,310)
TELECOM ITALIA MEDIA (7)	Rome		100,510	211,637	(64,787)	65.71%	68,331	(6)	196,410	128,079
TELECOM ITALIA SAN MARINO	San Marino		1,808	4,228	1,114	0.0001%	-		-	-
TELECONTACT CENTER	Nales		770	6,842	85	100.00%	6,842		489	(6,353)
TELENERGIA	Rome		50	13,288	4,341	100.00%	9,288		50	(9,238)
TELSY	Turin		390	16,262	(272)	100.00%	16,262		14,512	(1,750)
TELECOM ITALIA FINANCE	Luxembourg		542,090	1,465,611	70,796	100.00%	1,465,611		1,448,390	(17,221)
TELECOM ITALIA SPARKLE	Rome		200,000	509,236	96,121	100.00%	536,524	(6)	784,765	248,241
								(*)	**10,078,292**	**(1,030,248)**

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit / (loss) (1)	% ownership (%)	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES										
AREE URBANE	Milan		308	(706)	(14,041)	31.65%	(223)	(5)	1,157	1,380
ASSCOM INSURANCE BROKERS	Milan		100	1,432	1,034	20.00%	286		20	(266)
IM.SER	Milan		21	(49)	(261)	40.00%	(20)	(5)	40	60
LI.SIT.	Milan		6,500	29,587	6,214	24.20%	7,160		1,573	(5,587)
NORDCOM	Milan		5,000	6,772	596	42.00%	2,844		2,143	(701)
OCN TRADING (in liquidation)	Ivrea (TO)		41	(62)	(2)	40.00%	(25)	(5)	1	26
SOFORA TELECOMUNICACIONES	Buenos Aires (Argentina)	Pesos Arg. (.000)	439,702	1,110,702	264,000					
			80,504	203,356	48,335	32.50%	66,091	(6)	1	(66,090)
TELBIOS	Milan		963	-644	(4,890)	34.47%	-222		-	222
TIGLIO I	Milan		5,256	107,688	(18,418)	45.70%	49,212		35,745	(13,467)
TIGLIO II	Milan		10	1,197	(12,591)	49.47%	592	(5)	618	26
Consorzio CRIAI	Portici (NA)		589	486	-108	47.93%	233		191	(42)
Consorzio EO (in liquidation)	Rome		16	15	(1)	50.00%	8		-	(8)
Consorzio Scuola Superiore Alta Formazione Università Federico II (in liquidation)	Naples		127	106	(11)	20.00%	21		21	-
Consorzio TEMA.MOBILITY	Turin		850	843	(7)	50.00%	422		419	(3)
Consorzio TURISTEL (in liquidation)	Rome		77	77	0	33.33%	26		26	-
									41,955	**(84,450)**

(*) The amount does not include 88 thousand euros representing the fair value of rights to Telecom Italia ordinary shares granted free to employees of Tim Brasil Servicos e Participacoes under the "Performance Share Granting" plan 2008 – 2011 ("PSG").

(1) Data taken from the last approved financial statements. For the subsidiaries, the IFRS-prepared financial statements were used.

(2) Includes profit (loss).

(3) Net of dividends to be paid.

(4) Includes payments made to the investment account.

(5) Covered by provision for losses of subsidiaries and associates.

(6) Data taken from the consolidated financial statements.

(7) Stock market price at December 31, 2009 is equal to 221,466 thousands of euros.

(8) Share capital is net of receivables from shareholders for payments still due.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Certification of the Separate Financial Statements at December 31, 2009 Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with amendments and additions

1.

We, the undersigned, Franco Bernabè, as the Chief Executive Officer, and Andrea Mangoni, as the Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 dated February 24, 1998:

•

the adequacy in relation to the characteristics of the company and

•

the effective application

of the administrative and accounting procedures used in the preparation of the separate financial statements for the 2009 fiscal year.

In this regards:

2.

the assessment of  the adequacy of the administrative and accounting procedures for the preparation of the financial statements at December 31, 2009 was based on a process defined by Telecom Italia with reference to the model of Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents a framework generally accepted internationally.

3.

The undersigned also certify that:

3.1.

the financial statements at December 31, 2009:

a)

are prepared in conformity with International Financial Reporting Standards adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council dated July 19, 2002 (International Financial Reporting Standards – IFRS), as well as the legislative and prescribed provisions in force in Italy with particular reference to the measures enacted for the implementation of Legislative Decree 38 dated February 28, 2005, art. 9;

b)

agree with the results of the accounting records and entries;

c)

provide a true and fair view of the financial conditions, results of operations and cash flows of the Company and

3.2.

the management report on operations contains a reliable operating and financial review of the Company, as well as the description of its exposure to major risks and uncertainties.

April 12, 2010

/signed/ Franco Bernabè Chief Executive Officer	/signed/ Andrea Mangoni Manager responsible for preparing the Company’s financial reports

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Independent auditors’ report

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Independent auditors' report
pursuant to Article 156 of Legislative Decree No. 58 of February 24, 1998
(now Article 14 of Legislative Decree No. 39 of January 27, 2010)
(Translation from the original Italian text)

To the Shareholders
of Telecom Italia S.p.A.

1. We have audited the financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 2009, comprising the statements of financial position, income, changes in equity and cash flows and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with Article 9 of Italian Legislative Decree No. 38/2005 is the responsibility of Telecom Italia S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   Our audit of the financial statements for the year ended December 31, 2009 was made in accordance with the regulations in force during that year.

   The financial statements of the prior year and the statement of financial position at January 1, 2008 are presented for comparative purposes. As reported in the explanatory notes, management has restated, principally for the correction of errors, certain comparative data related to the prior year and to the statement of financial position at January 1, 2008 (derived from the December 31, 2007 financial statements), with respect to the information previously presented, on which we issued our audit reports on March 16, 2009 and March 26, 2008, respectively. We have examined the methods adopted to restate the comparative financial data and the information presented in the explanatory notes in this respect, for the purpose of our opinion as of and for the year ended December 31, 2009.

3. In our opinion, the financial statements of Telecom Italia S.p.A. at December 31, 2009 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with Article 9 of Italian Legislative Decree No. 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of Telecom Italia S.p.A. for the year then ended.

4. As reported in the report on operations and in the explanatory notes, on February 23, 2010 a decree was notified to Telecom Italia Sparkle S.p.A. ("TI Sparkle") with respect to a criminal proceeding in progress against TI Sparkle and the connected judicial measures issued to certain of its then officers, then employees and employees.

   The information reported in the decree, related to commercial transactions entered by TI Sparkle in the years 2005, 2006 and 2007, provided the directors of Telecom Italia S.p.A. and TI Sparkle with additional evaluation elements with respect to the facts under investigation, that had been analyzed in the past, by adding to their knowledge certain previously unknown aspects. Based on this new information and further investigations, the directors of Telecom Italia S.p.A. and TI

Reconta Ernst & Young S.p.A.
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Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Sparkle, reached the conclusion to be in presence of errors, as defined by IAS 8, and considered probable that the undue VAT deduction be challenged for the tax years affected by the transactions under investigation. In conformity with IAS 8, the directors of Telecom Italia S.p.A. recognized a provision for risk and charges for the VAT and related interests, since the parent company Telecom Italia S.p.A. is responsible for the settlement of VAT for the Telecom Italia Group. Against such provision, for all periods presented, a receivable, for the same amount from TI Sparkle was recognized, since the subsidiary is jointly responsible with Telecom Italia S.p.A. for the VAT settlement. The recognition of the provision, together with the offsetting receivable, had no effect on the shareholder's equity of Telecom Italia S.p.A. at December 31, 2009 and on the comparative restated data of the year 2008 (including the statement of financial position at January 1, 2008).

5. The management of Telecom Italia S.p.A. is responsible for the preparation of the report on operations and the report on corporate governance and on the company's ownership structure presented in section "Corporate Governance" of the website of Telecom Italia S.p.A. in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and of the specific section on the report on corporate governance and on the company's ownership structure restricted to the information reported therein in compliance with Article 123-bis of Italian Legislative Decree No. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b), with the financial statements, as required by law. For this purpose, we have performed the procedures required under Auditing Standard No. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion the report on operations and the information reported therein in compliance with Article 123-bis of Italian Legislative Decree No. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b) included in the report on corporate governance and on the company's ownership structure, are consistent with the financial statements of Telecom Italia S.p.A. as of December 31, 2009.

Milan, Italy
April 13, 2010

Reconta Ernst & Young S.p.A.
signed by: Nadia Locati, partner

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2009

Other information

Other information

Report of the Board of Statutory Auditors to the shareholders’ meeting of Telecom Italia S.p.A. pursuant to article 153 of legislative decree 58/1998

Dear Shareholders,

This Report consists of two sections: the first section illustrates the activities of the Board of Statutory Auditors during the 2009 financial year and until April 13, 2010, according to the requirements of CONSOB Communication No. 1025564 of April 6, 2001, and subsequent amendments; in the second section, the Board of Statutory Auditors reports on specific investigation activities for which, considering the significance of the subjects dealt with, providing more detailed and specific information was deemed appropriate.

* * *

First Section

The Board of Statutory Auditors currently in office was appointed by the April 2009 Shareholders’ Meeting and its members are Enrico Maria Bignami (Chairman), Gianluca Ponzellini, Lorenzo Pozza, Salvatore Spiniello and Ferdinando Superti Furga. The Board of Statutory Auditors previously in office was appointed by the April 2006 Shareholders’ Meeting, and its members were Paolo Golia (Chairman), Stefano Meroi (who resigned in October 2006, and was replaced by the alternate auditor Enrico Maria Bignami, thereafter appointed by the April 2007 Meeting), Salvatore Spiniello, Ferdinando Superti Furga and Gianfranco Zanda.

The Board of Statutory Auditors of Telecom Italia S.p.A. (the “Company”) has carried out the supervisory activities required by law, taking into account the standards recommended by the Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri [“National Boards of Certified and Public Accountants”] and the CONSOB communications on corporate controls and the activityof the Board of Statutory Auditors.

The Board of Statutory Auditors has acquired the information necessary for the performance of its duties of general supervision a)  by holding hearings with managers of the various corporate structures and functions, b) by regularly attending the meetings of the Board of Directors and the Executive Committee and c) by means of specific analyses performed directly.

1.

1. On the basis of the information received and as a result of the specific analyses performed directly,  by the Board of Statutory Auditors,  the transactions having the greatest economic, financial and equity significance entered into by the Company, and by subsidiaries directly or indirectly controlled, were essentially the following:

•

in March 2009 Telecom Italia S.p.A. acquired 11.4 million of its own shares for the stock option plan (“2008 Top Stock Option Plan”), reserved to the top management of Telecom Italia S.p.A., approved by the Shareholders’ Meeting held on April 14, 2008;

•

on December 30, 2009,  was completed the acquisition, through a merger by incorporation, by Tim Participações, of Intelig Telecomunicações Ltda, a Brazilian operator of long-distance domestic and international telecommunications and data transmission;

•

on February 16, 2010, the transfer to Gruppo Telefonica of the entire stake held by the Telecom Italia S.p.A. Group in HanseNet Telekommunikation, an operator focused on the retail market of broadband services in Germany, was completed for a consideration of €900 million;

* * *

On April 8, 2010 the Extraordinary Shareholders’ Meeting of Telecom Italia Media resolved:

(a) to eliminate the par value of the ordinary and savings shares;

(b) a reverse stock split at a ratio of one ordinary/savings share for ten ordinary/savings shares held;

(c) amendments to the Bylaws necessary in order to maintain unchanged the measure and characteristics of the rights of the Company’s savings shares as a result of the resolutions referred to in items (a) and (b) above;

Other information

(d) the increase in share  capital  of €240 million through the issue of ordinary shares to be offered, with pre-emptive rights, to ordinary and savings shareholders, upon revocation  of the delegation of powers to increase the capital by up to a maximum of €10 million, already conferred to the Board of Directors by the Shareholders’ Meeting, giving mandate to the Board of Directors to establish, in the imminence of the offer, its other characteristics, including the subscription price and the maximum number of shares to be issued, as well as the option ratio.

The option rights that are not exercised during the period of the offer with pre-emptive rights,  pursuant to Article 2441, paragraph 1, of the Italian Civil Code, will be offered on the stock market pursuant to Article 2441, paragraph 3, of the Italian Civil Code.

Telecom Italia S.p.A., the controlling shareholder of Telecom Italia Media, by holding a direct and indirect stake of 69.2%, has guaranteed its support for the initiative by assuming an irrevocable commitment to underwrite its own quota of the capital increase, as well as of any residual stake that might remain unassigned at the end of the offer on the stock market pursuant to Article 2441, paragraph 3, of the Italian Civil Code.

It is expected that the increase in share capital will be executed - upon receipt of all the necessary authorisations and completion of the prescribed requirements - should market conditions allow it, during the first half of 2010.

The capital increase falls within the scope of the 2010-2012 Industrial Plan, approved by the Board of Directors of Telecom Italia Media on February 25, 2010, for the purpose of strengthening its financial position in support of the company’s development in the very dynamic market in which it operates. In particular, the proceeds from the subscription of the shares will be assigned entirely to the repayment of part of the outstanding debt with Telecom Italia and with Telecom Italia Finance.

* * *

On June 18, 2009, Telecom Italia Capital issued a multi-tranche bond loan on the US market for two billion US dollars, which also falls under the US $10 billion program, that was subject to shelf registration with the Securities and Exchange Commission (SEC) in August 2005 and listed on the Luxembourg Stock Exchange. The bond issue is divided into the following tranches:

-

1,000 million US dollars, annual fixed rate: 6.175%, issued at par, maturity: June 18, 2014;

-

1,000 million US dollars, annual fixed rate: 7.175%, issued at par, maturity: June 18, 2019;

* * *

In 2009, the following new bond issues were made:

-

as part of a private placement due 2014, Telecom Italia S.p.A. on January 22, 2009, launched a bond issue for €500 million with a coupon of 7.875%, issue price: 99.728%, maturity: January 22, 2014;

-

 as part of the Euro Medium Term Note Programme for a total of €15 billion, approved by the Board of Directors on December 21, 2005, Telecom Italy S.p.A.:

o

on March 19, 2009, issued two tranches, respectively, for (a) €650 million, coupon: 6.75%, issue price: 99.574%, maturity: March 21, 2013; and (b) €850 million, coupon: 8.25%, issue price: 99.740%, maturity: March 21, 2016;

o

on May 26, 2009, issued a bond  for 750 million GBP, coupon: 7.375%, issue price: 99.608%, maturity: December 15, 2017.

Also within the scope of the Euro Medium Term Note Programme for a total of €15 billion, Telecom Italy S.p.A., on February 10, 2010, issued a bond in the amount of €1,250 million, coupon: 5.25%, issue price: 99.295%, maturity: February 10, 2022.

* * *

All of the above transactions are reported in the Notes to the Consolidated Financial Statements and the Financial Statements of Telecom Italia S.p.A., as well as in the 2009 Board of Directors’ Report on Operations. The Board of Statutory Auditors has verified that the above mentioned transactions complied with the law, corporate bylaws and principles of proper management and that they were not manifestly imprudent or reckless, in contrast with the resolutions adopted by the Shareholders’ Meeting, or such as to compromise the integrity of the Company’s patrimony.

2.

2. The Board of Statutory Auditors, in the 2009 financial year, did not find any evidence of atypical and/or unusual transactions entered into with third parties or with related parties (including the Group’s companies).

Other information

Information on the main intra-Group transactions and transactions with other related parties entered into in 2009, as well as the description of their characteristics and economic effects, are contained in the Notes to the Consolidated Financial Statements of the Telecom Italia Group and in the Notes to the Financial Statements of Telecom Italia S.p.A.

The Board of Statutory Auditors, after obtaining information on the checks carried out by the independent auditors Reconta Ernst & Young, and also availing itself of the support of the Group Compliance Officer, verified that the Company has adopted specific practices aimed at ensuring the procedural and substantial fairness and transparency of the decision-making and implementation of the transactions carried out by Telecom Italia with related parties. In particular, the Board of Statutory Auditors has monitored compliance with the principles adopted by the Company in these matters (reference is to the “Principles of Conduct for Transactions with Related Parties”; more details on the matter are provided for in the “Report on Corporate Governance and the Ownership Structures”).

3.

3. Considering the size and the structure of the Company and the Group, the information concerning the Company’s transactions with related parties and intragroup transactions, reported in the Notes to the Consolidated Financial Statements of the Telecom Italia Group and in the Notes to the Financial Statements of Telecom Italia S.p.A., is adequate.

4.

4. On April 13, 2010, the independent auditors Reconta Ernst & Young issued the reports pursuant to Article 156 of TUF [“Consolidated Financial Law”] (now Article 14 of Legislative Decree No. 39 of 2010), attesting that the Financial Statements and the Consolidated Financial Statements for the financial year ended December 31, 2009 comply with the IFRS [International Financial Reporting Standards], adopted by the EU, as well as with the provisions issued in implementation of Article 9 of Legislative Decree No. 38 of 2005, that they have been drawn up clearly and give a true and fair view of the balance-sheet situation, the financial position, the results for the year, the variations in equity and cash flows of the Company and the Group. The independent auditors further consider that the Report on Operations and the information referred to in paragraph 1, Items c), d), f), l) and m) and paragraph 2, Item b), of Article 123-bis of Legislative Decree No. 58 of 1998, presented in the report on corporate governance and ownership structures, are consistent with the Company’s Financial Statements and the Group’s Consolidated Financial Statements for the financial year.

In the above-mentioned reports also it is furthermore stated that the Consolidated Financial Statements and the Company’s Financial Statements “present, for comparative purposes, the data from the preceding financial year and the equity/financial situation as of January 1, 2008. As illustrated in the Notes, the directors have restated, primarily to correct errors, some of the comparative figures relating to the preceding fiscal year and to the balance-sheet and financial situation as of January 1, 2008, (derived from the Consolidated and the Company’s Financial Statements as at December 31, 2007), with respect to the data previously submitted and audited, by us, on which we had issued our reports, respectively, on March 16, 2009 and March 26, 2008. The modalities followed in redetermining the comparative figures and the corresponding information presented in the Notes were examined by us for the purpose of expressing an opinion on the Consolidated and the Company’s Financial Statements as at December 31, 2009.”

* * *

Telecom Italia, as a foreign issuer, registered with the US Securities and Exchange Commission, is listed on the New York Stock Exchange and is also subject to the US rules. In this regard, it should be noted that the Board of Statutory Auditors performs the duties set forth in those rules as an Audit Committee.

In particular, in fulfilling the obligations deriving from the Board of Statutory Auditors acting as the Company’s Audit Committee pursuant to US law, the Board has adopted since 2005 a specific procedure for the receipt, retention and treatment of “reports” addressed to it. The “reports”  may be of the following type:

•

“statements of violation” submitted by shareholders concerning matters deemed to be censurable;

•

“complaints” by any person, thus including non-shareholders, concerning alleged observations, irregularities, censurable facts and, more generally, any critical situation or issue deemed to merit investigation by the control body;

•

“complaints” from anyone, concerning “accounting, internal accounting controls or auditing matters”;

•

“concerns” submitted, even anonymously, by employees of the Company or the Group, regarding “questionable accounting or auditing matters.”

Other information

The Company website, in the Corporate section, Governance channel, contains instructions for submitting, in hard copy or electronically, such “reports” to the Board of Statutory Auditors/Audit Committee.

5.

5. From February 28, 2009 and up until  March 25, 2010, two complaints were submitted to the Board of Statutory Auditors pursuant to Article 2408 of the Italian Civil Code.

With a letter dated November 16, 2009, the ASATI shareholders’ Association submitted a complaint pursuant to Article 2408 of the Italian Civil Code in connection with a series of matters. In particular, the Association identified as a censurable fact, in the framework of the developments of the so-called “Security” affair, the “tangible gesture of economic solidarity” that the Company “reportedly offered (as it emerges from the annual financial report of the Telecom Italia Group for the 2008 financial year, note 25) vis-à-vis the employees who were victims of privacy violations (around 250 persons)”. After having requested some details about the offer made to the employees, the Association has defined as “censurable” the Company’s conduct, “since if it is a subject free from liability, to the point of intervening as a civil party in the trial, it is not easy to understand the reason why it has first promised to adopt forms of indemnification, later actually disbursed, to its own employees or former employees, without, however, taking any action  against Board members, top executives or companies whose allegedly illegal conduct or manifested “culpa in vigilando” have inflicted prejudice on Telecom Italia”.

In this regard, the Board of Statutory Auditors observes that the Company had undertaken an initiative in favour of its own employees and former employees who, in the framework of the criminal proceedings under way in the Court of Milan in connection with the “Security Affair”, resulted as being the object of illegal gathering of personal information.

In particular, the Company sent to the 306 employees mentioned in the lists of those “spied on” a communication in which it expressed deep regret for what had happened and offered an economic contribution as a gesture of tangible solidarity. 256 workers, i.e., 86.6% of the total, have welcomed the Company’s offer. The total cost of this “tangible gesture of economic solidarity” vis-à-vis the workers, which is fully covered by the risk funds recorded on Telecom Italia’s 2008 Financial Statements, comes to €1.85 million.

The Company, therefore, without acknowledging any liability whatsoever in relation to the events emerging in the “SecurityAffair”, felt that it was appropriate to adopt this initiative vis-à-vis the employees because they are linked to the Telecom Group by a fiduciary relationship, assuming the private expectations of protection peculiar to the employees, thus confirming its own attention to the occurrences that involve the Group’s workers and the determination to move beyond the past events, also with a concrete gesture.

For these reasons the Board of Statutory Auditors is not of the opinion that there are elements likely to raise the liability of the Board members, who have approved this initiative of solidarity (and not a compensatory initiative) vis-à-vis the employees, so that the transactions cannot be defined as an anomalous or censurable event.

For completeness of information, it is worth mentioning that the above mentioned communication, still under the heading “Complaint to the Board of Statutory Auditors, pursuant to Article 2408 of the Italian Civil Code”, contains invitations to the Board of Statutory Auditors to make known its own decisions or else to carry out any necessary check in connection with the “Security Affair” and corporate transactions already effected, under way, or else only assumed, in addition to requests for clarifications of a different nature, which cannot be properly considered as “censurable facts”.

Regarding the decisions reached by the Board of Statutory Auditors on the Security issue, in view of the circumstances the reader is referred to the explanations and the considerations reported in the Second Section of this Report, which are also valid with regard to taxes and sanctions connected to the tax assessments on the transactions carried out within the framework of the Security affair, to the expenses allocated to the so-called “Top” cost center and, more in general, to the evaluation of the conduct of the Directors for the 2001-2003 period.

For disposal of the stake in HanseNet, the reader is referred to the Second Section of this Report.

Other information

With reference to the other transactions mentioned in the correspondence received from the ASATI Association (sell-off of TI Sparkle, Etecsa, Sofora Telec.), the Board of Statutory Auditors points out that preliminary investigation or verification activities have not been undertaken, in the absence of a state of development of the corresponding operations to the point of requesting and/or allowing for a useful activity of intervention, so that the maximum attention to their possible development has remained constant by means of participating in the meetings of the management and administrative organs in which they were and/or will be examined and discussed. In particular, with regard to the sell-off of TI Sparkle, it is observed that the Board of Directors had only started the process by appointing an advisor, while for Etecsa, to date there has been no board discussion. Lastly, the issues related to the participation of the Group in Argentina were discussed on several occasions at meetings of the Board of Directors but, at present, no decision to sell off Sofora Telecomunicaciones S.A. has yet been taken.

Still the ASATI Association, with a letter dated February 25, 2010, always entitled “Complaint to the Board of Statutory Auditors, Article 2408 of the Italian Civil Code”, in the light of the charges raised by the Judicial Authority with reference to events occurred in the 2005-2006 period regarding Telecom Italia Sparkle, invited the Board of Statutory Auditors to prepare, for the meeting of the Board of Directors called for February 25, 2010, a report with which, in agreement with the independent auditors, it would propose “bringing a liability action against former top management and executives of Telecom Italia responsible for the failure to activate the control systems pursuant to Legislative Decree 231/01, obvious since August 2001, as it has emerged from the proceedings under way before the Criminal Court of Milan, where Telecom Italia  has requested plea-bargaining.” After mentioning some considerations about other facts that have emerged, the Association furthermore asked the independent auditors and the Board of Statutory Auditors to “express an official opinion about the appropriateness of the economic forecast regarding the potential risks recorded in the special entry in the 2009 Financial Statements by the Directors, taking into account the significant damage that the illegal conduct being evaluated have inflicted and will inflict on Telecom Italia’s equity.” In this second complaint, no “censurable facts” are brought to the attention of the Board of Statutory Auditors.

In this regard, the reader is referred to the explanation of the activities carried out by the Board of Statutory Auditors on the “Sparkle Affair” contained in the Second Section of this Report.

6.

6. From February 28, 2009 to March 25, 2010, the Board of Statutory Auditors received 33 “complaints”, basically concerning technical problems and shortcomings of a commercial, accounting and administrative nature. On these complaints, the Board of Statutory Auditors, also with the support of the Group Compliance Officer, has carried out the appropriate inquiries, without finding irregularities to report to the Shareholders’ Meeting.

7.

7. During the 2009 financial year, Telecom Italy S.p.A. entrusted to Reconta Ernst & Young S.p.A. several different tasks in the review of the Financial Statements, the fees for which, excluding out-of-pocket expenses and VAT, are summed up below:

RECONTA ERNST & YOUNG S.p.A.
(in Euros)
• Agreed Procedures for issuing the comfort letter in relation to the update of the Euro Medium Term Note Programme of €15,000,000,000	90,000.00
• Audit procedures carried out in relation to the Telecom Italia Group’s minority interests and holdings giving joint controlas at December 31, 2008	125,000.00
• Agreed Audit procedures performed for the issue of the comfort letter concerning the “Issue of €650,000,000 6.75% Notes due 2013 and €850,000,000 8.25% Notes due 2016 by Telecom Italia S.p.A. under the €15,000,000 Euro Medium Term Note Programme”	90,000.00
• Agreed Procedures for the issue of the attestation of revenues as required by the tender organized by Centro Nazionale per l’Informatica nella Pubblica Amministrazione [“National Centre for Information Technologies in Public Administration”] (CNIPA) for the“Outsourcing of Telecommunications and IT Services for the Installation of the Services and the International Network of the Public Administrations (S-RIPA)”	3,500.00
• Verification of compliance with the IFRS international accounting principles of the accounting principles and policies adopted by Telecom Italia S.p.A. in certain areas and in significant transactions	200,000.00

•

Agreed Procedures related to the reclassified income statement and balance sheet for the “mobile network services” for the year ended December 31, 2008

•

Agreed Procedures related to the reclassified income statement and balance sheet for the “fixed network services” for the year ended December 31, 2008

32,500.00 32,500.00
• Agreed procedures carried out in relation to issuing the comfort letter concerning the “Issue of £750,000,000 7.375% Notes due 2017 by Telecom Italia S.p.A. under the €15,000,000,000 Euro Medium Term Note Programme”	90,000.00
• Auditing of the statement of the costs borne by Telecom Italia S.p.A. in the 2008 financial year for research and development activity submitted for acknowledgment of the tax credit disciplined by Article 2 of Decree No. 76 of 28 March 2008, issued by the Minister of Economic Development in consultation with the Minister of Economy and Finance	28,000.00
• Auditing of the summary of costs for personnel assigned to Telecom Italia S.p.A.’s research and development activities for the 2008 financial year submitted for deduction for the purposes of IRAP [Regional Income Tax] pursuant to Article 11, paragraph 1, Item A) No. 5) of Legislative Decree No. 446/97 and subsequent amendments	18,000.00
• Agreed test procedures on data prepared by Telecom Italia S.p.A. for the Mobile Termination Cost Procedure for 2007 as requested by AGCOM pursuant to Resolution No. 03/06/CONS, published in the Official Gazette of the Italian Republic No. 32 of February 8, 2006, ordinary supplement No. 35	3,000.00
• Auditing of the statement of software and IT services revenues for participation to the Tender published by Lombardia Informatica S.p.A.: “10/2009/LI – Restricted Procedure for Outsourcing, by Using the Framework Agreement Referred to in Article 59 of Legislative Decree No. 163/2006, of the Development and Maintenance Services, Assistance, Support for the Analysis of the Processes and Dissemination in the Territory, for the Installation of e-Health and e-Government Models in the Lombardy Region”	50,000.00
• Limited review of the half-year abbreviated Consolidated Financial Statements of Telecom Italia S.p.A. at June 30, 2009, prepared in compliance with the IFRS issued by the International Accounting Standards Board for the purposes of Form 6-K, to be filed with the Securities and Exchange Commission (SEC)	90,000.00
• Agreed procedures for issuing a comfort letter in relation to the planned public subscription offering of Telecom Italia S.p.A. bonds	250,000.00
• Agreed Procedures for issuing certification of the total business turnover and the specific turnover prepared by Telecom Italia S.p.A. in compliance with the provisions of Article 7 of the Rules and Regulations for Tenders announced by ULSS Establishments [Local Health and Social Care Facility/Services] No. 9 and 7 of the Veneto Region for outsourcing of the “Service for the Management, Maintenance and Progressive Updating of the Technological Infrastructure and the Corporate IT System”	18,000.00
• Limited review of the abbreviated consolidated Financial Statements of Telecom Italia S.p.A. at September 30, 2009, prepared in compliance with the IFRS issued by the International Accounting Standards Board for the purposes of Form 6-K, to be filed with the Securities and Exchange Commission (SEC)	100,000.00
• Assistance and accounting advisory services provided by Reconta Ernst & Young in connection with the review of Telecom Italia’s Form 20-F 2008 conducted by the Securities and Exchange Commission (SEC)	35,000.00
• Agreed Procedures for the issue of the attestation of sales revenuerequested by the tender organized by Consip S.p.A. for the “Supply of Portable Personal Computers and Related Services for the Public Administrations”	5,500.00
Total	1,261,000.00

Other information

8.

8. During the 2009 financial year, Telecom Italy S.p.A. assigned several tasks to parties bound by ongoing relationships to Reconta Ernst & Young and/or to companies belonging to the Ernst & Young international network (Ernst & Young Financial-Business Advisors S.p.A.), the prices for which, excluding out-of-pocket expenses and VAT, are listed below:

ERNST & YOUNG FINANCIAL-BUSINESS ADVISORS S.p.A.
(in Euros)
• Verification procedures as agreed of the land-based network Regulatory Accounting for the 2008 financial year within the scope of the Programme for the recovery of regulatory requirements.	178,000.00
• Support for the analysis and verification of compliance with procedures related to changes in regulatory scenarios.	90,000.00
• Verification of compliance with regulatory requirements related to the design and setup of the independent body that will be created by the supervisory committee of the CASP (Service Providers Self-Regulation Committee).	20,344.00
• Verification of the procedures and regulatory model for system and operational relationships between the offices of Regulatory Accounting and Regulatory Significance.	36,500.00
• Independent opinion on the models provided for in Proposed Commitment No. 8 of Telecom Italia S.p.A.: “integration of the regulatory accounting and determination of the transfer charges” regarding the criteria in force of the sector regulations.	185,000.00
• Verification of the correctness and integrity of the encoding process of the regulatory accounting system.	67,500.00
Total	577,344.00

* * *

At end 2009, with the supervision of the Board of Statutory Auditors, Telecom Italia adopted new Guidelines for conferring mandates on independent auditors, which apply to: (i) the conferral of the mandate for auditing the Financial Statements of Telecom Italia S.p.A. (Telecom Italia, the Company or Parent Company); (ii) the conferral of the mandate for auditing the Financial Statements/reporting packages of Telecom Italia subsidiaries; (iii) conferral by the Company and its subsidiaries of additional mandates to the firm charged with the auditing of the Financial Statements of the Parent Company and the entities belonging to its network, as defined by applicable rules and regulations.

Without prejudice to compliance with the rules and regulations of reference, according to these Guidelines, the Shareholders’ Meeting, based on a motivated proposal submitted by the Board of Statutory Auditors, is responsible for conferring the mandate to audit the Financial Statements, the Consolidated Financial Statements and the annual report published in compliance with the reporting requirements (to which Telecom Italia is subject inasmuch as it is registered with the United States Securities and Exchange Commission) and the half-year financial report of Telecom Italia.

The investigation prior to the conferral (or the subsequent amendments) of the mandate for auditing the Financial Statements of Telecom Italia is co-ordinated by the executive responsible for drawing up the company’s accounts under the supervision of the Board of Statutory Auditors, which may avail itself of the support of the Executive Director in charge of the internal control system to verify the independence of the auditing company candidate, in accordance with the applicable rules and regulations.

The independent auditors are the main auditors for the entire Telecom Italia Group. The conferral of auditing or related tasks (so-called “audit services” and “audit-related services”) to the independent auditors and/or to entities belonging to the same network must be verified in advance with the executive responsible for drawing up the company’s accounts, who will activate—also vis-à-vis the Board of Statutory Auditors—the necessary processes of approval and reporting, ensuring compliance with the applicable rules and regulations.

In order to protect the independence of the independent auditors, the Guidelines state that the awarding of other tasks to the independent auditors and to the entities belonging to its network is limited to the services

Other information

and the activities strictly related to auditing the Financial Statements. In any case, the conferral of additional tasks (that are licit in accordance with the reference rules and regulations) to the independent auditors and to the entities belonging to its network is subject to granting, in advance, of a favourable opinion by the Board of Statutory Auditors of the Parent Company. In the case of urgency, the advance opinion on the conferral of new tasks may be issued by the Chairman of the Board of Statutory Auditors (or another Auditor appointed by him), which he will submit to the full Board at the next meeting for ratification.

9.

9. During the financial year 2009 the Board of Statutory Auditors gave the Board of Directors, pursuant to Art. 2389, paragraph 3 of the Italian Civil Code, two opinions on the matter of remuneration for directors with executive tasks.

It is appropriate to recall that remuneration for executive directors (Art. 2389, paragraph 3, Italian Civil Code) is laid down by the Board of Directors in accordance with the advisory opinion of the Board of Statutory Auditors following an inquiry by the Appointments and Remuneration Committee. The Committee is composed of non-executive directors, the majority of whom are independent, with at least one member of the Board selected from a minority list and who has, among other things, the task of preparing proposals for the Board of Directors regarding remuneration of directors with executive tasks in order to ensure alignment with the objective of creating value for shareholders over time.

For further details about remuneration for directors, managing directors and executives with strategic responsibilities, please see Note 45 (Other Information) to the Telecom Italia S.p.A. Financial Statements and the Report on Corporate Governance and Ownership Structure.

10.

10. During the financial year 2009 the Company’s Board of Directors and Executive Committee held seven and four meetings, respectively, which the Board of Statutory Auditors always attended.

The Internal Control and Corporate Governance Committee met 12 times; the Appointments and Remuneration Committee met 11 times.

The Board of Statutory Auditors met 28 times, in some cases jointly with the Internal Control and Corporate Governance Committee, depending on the matters to be discussed; the Board also attended all the meetings of the Committee through the participation of its Chairman (or at least that of a Statutory Auditor designated for the purpose).

The Board of Statutory Auditors attended the Shareholders’ Meeting on 8 April 2009.

11.

11. The Board of Statutory Auditors acquired knowledge of and supervised, insofar as within its sphere of competence, the principles of correct corporate management by means of audits, direct observation, opportune investigations, gathering information from managers of Company departments and from senior management; meetings with the Company’s Internal Control Manager (also referred to, in the present Report, as the “Person Responsible for Internal Control”) and the Group Compliance Officer, the Internal Control and Corporate Governance Committee and the independent auditors Reconta Ernst & Young, to exchange data and information specific to Art. 150, paragraph 3, TUF. The Board of Statutory Auditors also held specific meetings with the Chairman and Managing Director, the General Counsel and the CFO.

The Board is of the opinion that the governance instruments and institutions adopted by the Company constitute a valid aid for complying with the principles of correct corporate management in operational procedures. In particular, with regard to deliberations of the Board of Directors, the Board of Statutory Auditors ensured, by participating directly in such meetings, that the choices made by directors complied the with the law and the Bylaws, and verified that related resolutions were adequately supported by information, analyses and verification procedures - also using, whenever necessary, advisory services of the Committees and external consultants - above all in relation to the economic and financial congruity of transactions to ensure that they are in the Company’s best interests.

12.

12. The Board of Statutory Auditors supervised the adequacy of the Company’s organisational structure by gathering information from the competent structures, hearing the managers of the  Company’s functions, and meeting with the persons responsible for internal and external auditing.

Other information

The Board of Directors plays an active role in both the strategic guidance of the Company and in controlling operations, being entrusted, as a whole, with strategic powers to direct the business and  to intervene directly in decisions of major impact on Company and Group activities. In particular, the following tasks are exclusively reserved to the Board:

•

examining and approving strategic, industrial and financial plans as well as the budget

•

examining and approving strategic operations

•

verifying the adequacy of the organisational, administrative and accounting structure, paying particular attention to the internal control system.

•

preparing and implementing the Company’s corporate governance rules and defining guidelines for the Group’s corporate governance.

•

appointing the Chairmen and Managing Directors in strategic subsidiaries

•

assessing the overall performance of operations and periodically comparing the results achieved with those planned.

Assigning (and revoking) delegated powers to Directors is reserved to the Board, which defines the object, limits and modalities for exercising said powers and receives a continuous flow of information on the activities performed, the general results of operations and   the transactions of major profitability, financial position and balance sheet significance.

On  April 15, 2008 the Board of Directors appointed Gabriele Galateri di Genola as Chairman and Franco Bernabè as Chief Executive Officer.

The Chairman is entrusted, in addition to legal representation of the Company, with the powers of supervising the preparation of strategic, industrial and financial plans and their implementation and development; supervising the definition of organisational structures and of the economic and financial performance; the responsibility for overseeing the examination and definition of the guidelines for the internal control system. The staff functions of Corporate Legal Affairs, Relations with Institutions, Relations with the Territory and Institutional Marketing and the company Telecom Italia Audit & Compliance Services report directly to the Chairman.

The Chief Executive Officer –  - in addition  to legal representation of the Company and to all the powers, to be exercised with a single signature, needed to carry out all the acts concerning the Company’s various activities, without any exceptions – was assigned responsibility for the overall governance of the Company and the Group and, in particular, with responsibility for drawing up, submitting to the Board of Directors and subsequently developing and implementing the strategic, business and financial plans; responsibility for defining the organisational structures and all the organisational responsibilities to guarantee business management and development. The staff functions Administration Finance and Control, Human Resources and Organisation, Legal Affairs, Purchasing, External Relations, Strategy and Innovation, Equivalence and Regulatory Affairs and Security report directly to the Chief Executive Officer, as well as the Department/Functions of the TLC Business, the International Business Department, TIM Brasil and the Media Business Unit.

The system of Group Committees (for a detailed description please refer to the Report of the Board of Statutory Auditors pursuant to Art. 153 TUF of last year) is one of the principal instruments for the overall governance and the integration of  the Group’s operations. The purpose of this System is to: (i) monitor the implementation of strategies and the development of plans; (ii) guarantee monitoring of the Group’s operational performance and the overall coordination of the activities concerning development and management of markets and technologies; (iii) reinforce the necessary operational synergies among the different functions involved in technological, business and support processes.

In 2009 the consortium company Telecom Italia Audit and Compliance Services reconfigured its organisational structure by setting up, among others, two functions dedicated, respectively, to auditing and compliance, as well as a specific structure to govern IT risk and  compliance.

In 2009 the Strategy Function evolved by setting up a Strategy and Innovation Office which reports directly to the Chief Executive Officer Director, in charge of supporting the definition of the Group’s strategy and guaranteeing innovation processes for Group technology and products/services.

Other information

With regard to the Information Technology function within Technology and Operation, in 2009 a new operational model was formalized. Specifically, in addition to Information Technology, in charge of governing and addressing the development of Telecom Italia’s information technology, a specific IT Operations Function was established to guarantee rationalisation and containment of the overall costs of developing and managing corporate IT assets in compliance with the design, standards of quality and safety, and levels of service defined, also through make or buy decisions, and co-ordination of internal and external development and implementation activities.

In order to unify management of consumer and business customer care, a Customer Operations function was set up which reports directly to the Domestic Market Operations Manager.

In February 2010 the organisational structure of the company HR Services was formalised. In order to make services provided by Human Resources and Organisation more efficient, HR Services was entrusted with managing personnel, welfare, training and the recruiting & assessment service unit.

In its meeting of February 25, 2010, the Board of Directors identified the managers with strategic functions as the executive directors (the Chairman and the Chief Executive Officer) and the persons who pro tempore  hold the offices of Chief Financial Officer, Diretor Presidente of Tim Brasil, and the heads of Domestic Market Operations, Technology & Operations, Human Resources and Organisation, Corporate Legal Affairs, and Purchasing.

13.

13. In 2009 the Board of Statutory Auditors supervised the internal control system adopted by the Company, and assessed its adequacy, also by means of periodic meetings with the person responsible for Internal Control  and with the Audit and Compliance structures, meetings with management, joint meetings with or participation  in the meetings of the Internal Control and Corporate Governance Committee, and the acquisition of documents.

With regard to the overall structure of the internal control system, for some time now the internal audit of the Company and the Group has been entrusted to a limited liability consortium company, Telecom Italia Audit & Compliance Services, which reports to the Chairman; its main object is the impartial and independent performance of “internal auditing and compliance activities, both direct (231 Organisational Model, Art. 154-bis of the TUF, Section 404 of the Sarbanes Oxley Act) and indirect vis-à-vis the consortium partners and the companies in which they have direct and indirect shareholdings”. Given the activity carried out by Telecom Italia Audit & Compliance Services, the Company (in the same way as the other Group company in the consortium,  Telecom Italia Media) has identified in the internal audit consortium company, in the person of the director designated by Telecom Italia itself, as the “Person responsible for internal control”.

The Person responsible for internal control reports on his activities to the Board of Statutory Auditors and the Internal Control and Corporate Governance Committee as well as with the Executive Director in charge of the internal control system (currently, the Chairman), who is responsible for defining, in accordance with the guidelines laid down by the Board of Directors,  the instruments and modalities for implementing the internal control system and any corrective action that needs to be taken.

The  activity of the Person responsible for internal control is based  mainly on an annual plan of audit and compliance activities that, since 2009, have been included in the framework of a three-year plan with the aim of covering, in the time-frame of said plan, the entire in-scope perimeter, without prejudice to margins of flexibility which are sufficient to satisfy any unforeseen requirements. The yearly audit plan is followed by quarterly plans, comprising interventions identified autonomously by the person responsible for internal control or on the basis of indications received from the Company’s management, the control bodies and the auditors; preparation of the plans obviously does not exclude unforeseen specific activities which may be required  by the Company or the control bodies, or which become necessary as a result of difficult situations that arise. The activities of the Person responsible for internal control include a periodic reporting on results achieved to the Executive Director in charge of the internal control system, the Board of Statutory Auditors and the Internal Control and Corporate Governance Committee.

Other information

In addition to the criterion of covering all the Company’s structures, the driver in the selection of the audit interventions is risk analysis, , with a quota between 20% and 30% of interventions reserved for follow-up activities.

With regard to the provisions at Art. 36, paragraph 1, letter c, point ii) of the Market Regulations (conditions for the listing of shares of  companies with control over companies established and regulated under the law of non-EU countries), the Board of Statutory Auditors did not ascertain any facts or circumstances resulting in the unsuitableness of  the subsidiaries’ administrative and accounting system for regular reporting to the management and auditors of the parent company of the economic, asset and financial data necessary for preparing the Consolidated Financial Statements.

In its examination of the adequacy of the internal control system with regard to the provisions at Legislative Decree 231/2001 on administrative liability for offences committed by corporate officers, the Board of Statutory Auditors points out that the Company has adopted an “Organisational Model” divided into “general principles for internal control”, “principles of conduct" (specific rules for relations with representatives of governmental bodies for corporate issues and transactions involving shares and other securities of the Company) and in “internal control checklists" which describe the various processes, the offences that may be committed in relation to individual processes and the control activities to prevent the related risks from arising.

The Model is subject to periodic revision, both to take account for the elements  emerged during its application and to incorporate additional offences provided for by law. During 2009 the 231 Organisational Model was updated and revised: specifically, two new internal control system “checklists” were introduced with regard to the operational procedures “Prevention of Telephone Traffic Fraud” and “Protection of Industrial and Intellectual Property Rights”. An overall revision was carried out on risk assessment in order to redefine and update the “231 Crime Risk” map of activities, identify any gaps in procedures or conduct relating to control elements defined in the Organisational Model, and prepare appropriate remedies.

An ad hoc body (Supervisory Panel), consisting of a Statutory Auditor, an independent Director who is a member of the Internal Control and Corporate Governance Committee, and the Person responsible for the internal control system, monitors the functioning of and the compliance with the Model. The Supervisory Panel is supported in its duties by “Compliance 231”, a special unit created within Telecom Italia Audit & Compliance Services, which provides operational support for the activities of the Supervisory Panel.

The Board of Directors, in its meeting on December 2, 2009, integrated the composition of the Supervisory Panel by appointing an external member, Vincenzo Salafia (further details are provided in the “Report on Corporate Governance and Ownership Structures”).

* * *

Assessment of the adequacy of the internal control system, with particular reference to internal controls regarding preparation of the Financial Statements, is based on a process defined by Telecom Italia S.p.A. which also refers to the Internal Control - Integrated Framework Model issued by the Committee of Sponsoring Organisations of the Treadway Commission, which is a framework of reference that is generally accepted at an international level.

With regard to specific operational contexts analysed by the Person responsible for internal control and the consequent remedies planned and carried out, the internal control system, in its entirety and considering its physiologically evolutionary nature, appears suited to reducing risk profiles to an acceptable level in order to allow correct operation of processes. Further specific considerations about the internal control system are contained in Section Two of this Report.

14.

14. The Board of Statutory Auditors assessed and supervised the adequacy of the administrative-accounting system and its reliability in correctly representing management of operations, by means of direct observation; gathering information from the managers of the competent Company departments; examining Company documents, and analysing results of the work carried out by the independent auditors Reconta Ernst & Young.

The Board of Statutory Auditors acknowledged the statements issued by the Chief Executive Officer and the executive in charge of drawing up the Company accounting documents for Telecom Italia S.p.A., with regard to the adequacy - in connection with Company characteristics - and the effective application of the administrative

Other information

and accounting procedures when preparing the Financial and Consolidated Statements for the financial year in 2009.

The document prepared jointly by CONSOB/ISVAP/Bank of Italy on 4 March 2010 recommends that the correspondence of the impairment test procedure to IAS accounting principles be made the object of formal and informed approval by the Board of Directors “independently and in advance of the date for approval of financial reports".

The Board of Directors at Telecom Italia approved the impairment test procedure used at Telecom Italia and acknowledged that it satisfies the principles of IAS 36.

In particular, in Telecom Italia the impairment test is carried out according to a consolidated, structured procedure, co-ordinated by Administration Finance and Control with the assistance of an independent external  expert, Professor Mauro Bini of Università Bocconi. Implementation of the procedure is analysed and discussed in meetings held for the purpose by the Internal Control and Corporate Governance Committee, usually jointly with the Board of Statutory Auditors (which functions as audit committee according to the definition in use in the United States), prior to the meetings to approve financial reports for which the impairment test (once or twice a year) is required.

Each time the procedure and the assumptions used to determine the recovery value of goodwill are described in detail in the notes to the Financial Statements, as required by applicable accounting principles.

In particular, the report on the Consolidated Financial Statements (Note 5 - Goodwill) shows, in addition to the information provided in previous years, the amounts by which the  values in use exceed the carrying amounts at 31 December 2009, “value of the key variables used in  estimating the value in use” and the “changes in key variables needed to render the recoverable amount equal to the carrying amount”.

15.

15. The Board of Statutory Auditors acknowledged the instructions given by the Company to subsidiaries pursuant to Art. 114, paragraph 2, TUF and deemed them adequate for purposes of complying with legal disclosure obligations. In this regard, we point out that the Company has adopted specific governing the flow of information from its subsidiaries, especially with respect to major transactions.

The Company adopted an ad hoc “Procedure for the management and public disclosure of inside information” that regulates the management of inside information regarding the whole Telecom Italia Group and is addressed to members of the corporate bodies, employees and outside collaborators of all the companies of the Group. It is also applies as an instruction to all subsidiaries for the purpose of promptly obtaining  the information needed for timely and correct compliance with public disclosure requirements. The Procedure also regulates the register of persons with access to inside information, which has been operational since April 1, 2006.

16.

16. The Board of Statutory Auditors ascertained, on the basis of information received from the independent auditors Reconta Ernst & Young and management, compliance with IAS/IFRS principles as well as with the legal and regulatory provisions governing the layout and preparation of the Financial Statements of Telecom Italia S.p.A., the Consolidated Financial Statements of the Telecom Italia Group and the Report on Operations. Specifically: i) the Group’s results by business sectors are presented taking into account the accounting principles of IFRS 8 (in line with the corresponding CONSOB regulations); ii)  the disclosure referred to in  CONSOB Resolution 15519 of July 27, 2006 and CONSOB Communication DEM/6064293 of July 28, 2006 have been provided; iii) the information referred to in Bank of Italy/CONSOB/ISVAP documents no. 2 of February 6, 2009 and no. 4 of March 3, 2010 has been supplied.

17.

17. The Board of Statutory Auditors supervised the implementation of the principles of corporate governance laid down in the Corporate Governance Code prepared by the Committee for Corporate Governance of  Listed Companies, which the Company has adhered to.

On the Company’s Board of Directors (currently composed of 14 members) there are 12 non-executive directors, five of whom (Paolo Baratta, Roland Berger, Elio Cosimo Catania, Jean Paoul Fitoussi and Luigi Zingales) are qualified as independent by the Board of Directors on the basis of their respective declarations. In this regard we point out that Telecom Italia has adopted the criteria established by Borsa Italiana’s Corporate

Other information

Governance Code to determine whether directors qualify as independent. The Board of Directors, on the basis of information available to the Company and provided by the directors themselves, assessed the existence of the requirements for independence at the Board meeting of February 25, 2010; the results of the assessment were communicated to the market; these assessment activities were monitored by the Board of Statutory Auditors as well, which also carried out the assessments for which it was competent, , finding compliance with the requirements for the composition of the Board of Directors (the presence of at least two directors satisfying the independence requirements established by law for Statutory Auditors).

The Board of Statutory Auditors verified its own independence in accordance with Art. 148, paragraph 3, TUF.

In compliance with the recommendations of the Corporate Governance Code of Listed Companies, the Board of Directors set up an Internal Control and Corporate Governance Committee, composed of non-executive directors, the majority of whom are independent, with experience in accounting and financial matters. The Committee performs advisory functions and makes proposals; in particular, it evaluates the adequacy of the internal control system and the work plan prepared by the Person responsible for internal control; it monitors the effectiveness of the audit process and compliance with principles for effecting transactions with related parties;  it defines methods and time limits for conducting the “Board performance evaluation”.

The Board committees also include:

•

an Executive Committee composed of executive directors (Chairman and Chief Executive Officer) and non-executive directors, which monitors the performance of operations at Company and Group level; approves the executive directors’ proposals for macro-organisational structures; submits opinions to the Board of Directors on the budget and on strategic, industrial and financial plans of the Company and the Group; and performs any other tasks delegated by the Board of Directors;

•

an Appointment and Remuneration Committee composed of non-executive directors, the majority of whom are independent (with at least one director selected from a minority list), which, in addition to formulating proposals on the remuneration of directors holding particular offices and the criteria for remuneration of Company’ executives, also proposes candidates to the Board in case of the replacement, during the term of office, of an independent director.

Always with regard to independent directors, we point out that the Company has created the position of Lead Independent Director (currently the Director, Chairman of the Internal Control and Corporate Governance Committee, Paolo Baratta), who is a point of reference and co-ordination for requests and contributions from independent directors, and is also empowered, among other things, to convene Independent Directors’ Executive Sessions, that is, meetings reserved for independent directors to examine issues regarding management activities and the work of the Board.

Please see the specific Report on Corporate Governance and Ownership Structures for further details about the Company’s corporate governance, which the Board of Statutory Auditors has evaluated positively.

18.

18. The Board of Statutory Auditors also points out that no problems have been found in the analysis of information flows received about activities performed by the Boards of Auditors of the subsidiaries or in the reports that the independent auditors have issued about those subsidiaries. Nor have problems emerged from the examination of the reports issued by the Board of Statutory Auditors and the independent auditors for Telecom Italia Media (a subsidiary with shares listed on the market that is organised and managed by Borsa Italiana S.p.A.) or for Olivetti, pursuant to and to the effects of Art. 153 and 156 of the TUF. The independent auditors for Telecom Italia Sparkle released a report similar to that described at Point 4 above of this Report. At present, the report from Board of Statutory Auditors of Telecom Italia Sparkle is not available to the Board of Statutory Auditors of Telecom Italia S.p.A..

Supervisory and control activities carried out by the Board of Statutory Auditors, as described above, did not bring to light any facts worth mentioning in this Report to the Shareholders’ Meeting or to be reported to the other  supervisory and control bodies, except as described in Section Two of this Report. The Board of Statutory Auditors, in the light of the critical matters described in Section Two, undertakes to oversee their developments with the utmost care and carry out, in the context of the overall situation, all the necessary checks, also with the aim of confirming the continuing adequacy of the internal control system and ascertaining the possible existence of any liabilities.

Other information

19. 19. As was also communicated  to the market, in the meeting held on March 25, 2010, the Board of Directors postponed the approval of the Financial Statements until April 12, 2010, deadline  for submitting such Financial Statements to the Shareholders’ Meeting by the end of the month as provided for by the provision in force, Art. 154-ter of the TUF, which requires publication of the Financial Statements, after approval by the Shareholders’ Meeting, within a maximum period of 120 days from the closing of the financial year.

The Board of Statutory Auditors and the independent auditors agreed with this decision and declared their willingness to waive the terms for carrying out their duties provided for by law, in order to dispose of the technical-legal consultancies requested regarding Telecom Italia Sparkle (see Section Two of this Report) before the Board of Directors approved the draft of the Financial Statements. CONSOB was informed of the postponement and made no observations or comments.

Consequently, the Board of Statutory Auditors, having acknowledged the Financial Statements of Telecom Italia as at  December 31, 2009, has no objections to the resolutions proposed by the Board of Directors regarding the allocation of the net income and the amount of dividends to be distributed.

It should be noted that, with the issue  of the auditing report on  the Financial Statements as at December 31, 2009, the audit engagement of Reconta Ernst & Young S.p.A. for the third three-year period of audit mandate,  conferred  by the Shareholders’ Meeting  held on April 13, 2006, will expire. According to  law, conferral of the mandate to audit the Financial Statements and the Consolidated Financial Statements is resolved upon by the Shareholders’ Meeting (that must also approve the related compensation) based on a “reasoned  proposal” from the Control Body.

Law 262/2005 fixed the total duration of an audit engagement  at nine financial years and prohibited the renewal of an engagement and the conferment of a new engagement for at least three years from the date of termination of the previous engagement. Such duration has been confirmed in the recent Legislative Decree no. 39/2010 which revised provisions regarding legal audits of accounts, implementing the rules of the European Union.

The Board of Statutory Auditors of the Company, in application of the provisions in force, therefore submitted a motivated proposal to the Shareholders’ Meeting - included amongst the proposals submitted for your approval - regarding conferral of the audit mandate to PricewaterhouseCoopers S.p.A. for the audit of the Financial Statements of Telecom Italia S.p.A., the Consolidated Financial Statements of the Telecom Italia Group and the abbreviated half-year financial statements, for each  of the financial years during the nine- year period 2010 - 2018.

* * *

Following the resignation of Director Stefano Cao from the office, the Shareholders’ Meeting, in order to integrate the composition of the Board, will be called to appoint a new member of the Board of Directors. The Board of Statutory Auditors therefore invites the Shareholders’ Meeting to resolve in this respect.

* * *

The list of the administrative and control offices held by the members of the Board of Statutory Auditors in other companies, pursuant to Art. 144-quinquiesdecies of CONSOB Regulation no. 11971/91, is attached to this Report.

***

Second Section

This section of the Report to the Shareholders’ Meeting illustrates specific investigatory activities undertaken by the Board of Statutory Auditors during the course of 2009 and until April 13, 2010,  with reference to subjects on which, due to their relevance, it was deemed appropriate to provide detailed, specific information.

* * *

Other information

Security Issue

The investigatory activities conducted by the Board of Statutory Auditors from September 2006 to April 2009.

Since September 2006, that is to say from the deposit of the first arrest warrant against, amongst others, the former head of the Security department at Telecom Italia, the Board of Statutory Auditors has undertaken a wide range of investigatory activities which it has reported to the market and to the shareholders of the Company (see the reports prepared ex Art. 153 TUF for financial years 2006, 2007, and 2008, as well as the remarks by the Board of Statutory Auditors in the half-year report at June 30, 2007 to which you are referred for further details, and for which a summary is provided here below).

Evidence was provided of the fact that the investigatory activities undertaken by the Board of Statutory Auditors from September 2006 to April 2009 had enabled the Board itself to find evidence of some weaknesses, in operational procedures, in the acquisition of consulting and professional services in the Security department of the Company, which may have allowed for misappropriation of the Company's economic resources. These observations were reported to management at the time and the Board of Statutory Auditors was able to prove that the Company, after the recommendations made by the Board, had implemented specific remedies aimed at removing such weaknesses and strengthening the internal control system itself.

Again within the scope of the analysis of the operational weaknesses found in the acquisition of consulting and professional services in the Security department, the Board of Statutory Auditors also requested that management confer a mandate on the independent auditors to perform an  evaluation (the so called “agreed upon procedures”) , for the period 2002-2007, of the correct and timely application of the accounting procedures for the invoices acquired by Security. The tests performed by the independent auditors confirmed the specific operational weaknesses of the internal control system in the Security department; however, the independent auditors: (i) denied any need to revise the audit plan; (ii) did not indicate any impact on the financial statements and the consolidated financial statements for the financial year, other than the reserves for tax risks made by the Company; (iii) released the audit reports without reservations or qualifications, which also contained no comments on the assessment of management in regard to the internal control over financial reporting (Section 404 Sarbanes Oxley Act).

The Board of Statutory Auditors then recommended that management verify the organisational adequacy of the Security department, with particular attention on for operational correctness and the efficacy of controls. Based on those recommendations it undertook an intense audit programme, performed by the Internal Control Manager, aimed at confirming the effectiveness and efficacy of the internal control system existing within the Security environment; the audit activities performed, although excluding structural deviations in the Security department with respect to the institutional objectives, did reveal areas of weakness, which the Company immediately dealt with by implementing remedies, which were subsequently tested by the Internal Control Manager.

Specific audits were then performed by the Internal Control Manager, also at the request of the Board of Statutory Auditors, on the relationships with the consultant for the Brazilian matters, Naji Nahas, and for the consulting and professional services expenses booked in the cost centre related to the Company’s senior management. With respect to the payments related to activities performed in Brazil, the Board of Statutory Auditors disclosed that the critical situations and the anomalies arising from the audit by the Internal Control Manager did not differ significantly from what the Company had already reported to the judicial authority in a specific statement; insofar as the audit of the cost centre related to senior management, the Board of Statutory Auditors examined the results of the work performed by the Internal Control Manager who had indicated some weaknesses in the application of procedures, but deemed not significant by the Board.

More generally, during the performance of the auditing work by the Board of Statutory Auditors regarding the Security department , an inadequate evaluation came to light, dating back some time, on the technical / organisational requirements related to compliance with privacy regulations and the related risks to network security, the computer systems managing traffic data, and the procedures that manage the flow of information related to the mandatory services rendered to the judicial authority. Faced with this, the Board of Statutory Auditors supervised the corrective and improvement actions undertaken by the Company which, in June 2006,

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had also conferred a special mandate on an independent advisor (KPMG) to define the most appropriate organisational structure for the governance of IT risks and computer security.

It can therefore be stated that the investigatory activities performed from September 2006 through April 2009 by the Board of Statutory Auditors, a summary of which has been presented, i) did not evidence any structural or problematic weaknesses of the internal control system that might have given rise to material irregularities; ii) confirmed that the original weaknesses had been remedied; and iii) no elements emerged that indicated liability of the directors. Moreover, all of the investigatory activities undertaken were performed with the awareness (and the difficulty) of having available – given the constraint of the secrecy of the investigation during the preliminary steps – only a summary knowledge of the facts.

The submission of the investigatory documents and the investigations performed by the Board of Statutory Auditors from April 2009 through the present.

The closure of the preliminary investigations (July 2008), the submission of the documents from the preliminary investigations (autumn 2008) and the start of the new phase of the proceedings (with the start, during the first months of 2009, of the preliminary hearing) changed the prospect of the Board of Statutory Auditors in performing its own supervisory work.

Because of the very large volume of procedural documentation, the Board did not believe it practical for the statutory auditors to read all of the documents themselves .. In that regard, after having requested a proposal from its own legal consultants and adopting it, and after having taken note of a first, summary examination of the documentation performed by the consultants themselves, the Board of Statutory Auditors – as newly constituted – charged them (in June 2009) with examining the relevant procedural documentation (based on the selection criteria for subjects previously indicated by them), in order to submit to the Board whatever might be useful for the purposes of subsequent tests of the Company’s organisational structure.

The Board of Statutory Auditors, starting in the month of October 2009, after the results of the examination of the relevant procedural documentation, identified a series of elements warranting more in-depth studies and commenced the resulting audit work aimed at ascertaining any problematic issues that might characterise the organisational, administrative, and accounting system, the internal control system and the subsequent 231 Organisational Model, in addition to or different from those already subject to the scrutiny and supervision of the control body.

The work of the Board of Statutory Auditors can thus be summarised as follows:

a)

Requests for specific in-depth investigations to the Internal Control Manager.

The Board of Statutory Auditors requested specific in-depth investigations from the Internal Control Manager, then reviewed in hearings and meetings with the same, aimed at ascertaining whether there was, based on the information obtained from the examination of the aforementioned relevant procedural documentation, evidence of weaknesses in the Company’s internal control system that were not previously disclosed.

The Board requested an in-depth investigation of the relationships of the Group’s Companies (and, obviously, above all the Security department) with some suppliers whose names were found in the documents cited above and it ascertained, through the Internal Control Manager, that the commercial relationships with some critical suppliers had been promptly terminated ..

As for the issues concerning compliance with the regulations on privacy, particular attention was given to the management and control procedures of the aforementioned network traffic monitoring probes (that is to say those devices – a computer, or a server, equipped with a network card and the respective management software – that analyse the traffic passing through a specific segment of the network, for security reasons or to evaluate the performance thereof). The Internal Control Manager informed the Board that, through the audits performed (by the latter in October 2009), some noncompliant situations were found with respect to the regulatory and control system, with respect to which a remediation action plan was defined, currently being developed and monitored. Moreover, the several matters related to the “probes” - because of their intrinsic risk

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– have been permanently protected since they became one of the principal “ continuing projects” of the 2010/2012 audit plan.

The investigations undertaken by the Board of Statutory Auditors, therefore, attempted to ascertain the efficacy and efficiency of the procedures that regulate the internal security assessment activities amongst which are the so-called penetration tests (activities aimed at identifying the potential weaknesses in the network and its applications, without any attempt at accessing the system) and the so-called vulnerability assessments (actual intrusion tests on the Group’s computer network and its systems, which have the purpose of producing an objective finding and clear evidence of the problems identified, for the sole purpose of resolving them). In that regard, the Internal Control Manager has notified the Board that the management model for these activities , explained in their operational, procedural, and control components (also with respect to the relationships with outside suppliers) now offers sufficient guarantees of an exclusive and correct use of the test activities and the respective results.

The Internal Control Manager has further informed the Board of Statutory Auditors that the traceability of the actions of the system administrators is adequately controlled , with particular reference to the systems that process traffic data, even for legal purposes. The Manager has evidenced, in that regard, that a complete policy and control process has been put in place regarding management of all access threads, which has allowed for a structural and systemic response to be given to the critical situations that had previously arisen, pursuant to the regulatory requirements and the requirements for traceability and non-repudiation of the records of access to the systems that process traffic data.

With respect to the relationships with the consultant Naji Nahas (with respect to whom the control body has already undertaken, as stated above, specific investigatory actions), the Board of Statutory Auditors asked the Internal Control Manager for a new audit, which concluded that the problematic situations and anomalies found in the preceding audits (and reported by the Company itself to the judicial authority), with respect to consulting services provided by Nahas , had been remedied by reinforcing the controls and making them more effective and systematic.

None of the audits performed has evidenced the occurrence of new weaknesses in the internal control system.

b)

Request for specific information from the independent auditors in relation to some potentially problematic situations related to the financial statements (presumably from financial year 2003) of TIM Brasil, with potential consequences on the consolidated financial statements of the Group.

The Board of Statutory Auditors has requested specific information from the independent auditors in relation to some potentially problematic situations related to the financial statements of TIM Brasil (presumably from financial year 2003 and prepared in accordance with local accounting principles), resulting from a document called Project Tokyo prepared by the investigation company Kroll and included in the proceeding documentation concerning the Security Issue.

The objective of the audit performed by the independent auditors, with the support of Ernst & Young Brasil, was the accounting treatment of mobile telephone licenses, the rate used to amortise intangible assets, the accounting treatment reserved for gratuitous loan transactions for mobile telephones with customers and the accounting of prepayments.

No anomalies or problematic situations worthy of mention to the Board of Statutory Auditors or to be considered for the purposes of revising the Consolidated Financial Statements of Telecom Italia were found in the audit.

c)

Audit of the organisational adequacy of the Security department and audit of the activities of the Internal Control Manager on the same department, including follow-up activities.

The Board of Statutory Auditors then audited the organisational adequacy of the Security department through a meeting with the current head of the department, from whom reassuring findings were received with respect to the procedures adopted to guarantee operational correctness and adequate management controls.

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The Board of Statutory Auditors also examined the follow-up activities aimed at guaranteeing continuity over time and effectiveness of the controls for compliance with proper operations and the effectiveness of the controls within the Security department .. As discussed above, the Internal Control Manager has subjected to continuous audit the different remediation actions (the so-called action plan) undertaken by the Company to remove the areas of weakness evidenced by the intensive audit programme undertaken in 2007.

None of the audits performed cited above has evidenced the occurrence of new weaknesses in the internal control system.

d)

Gathering of information on the adequacy of the internal control system in Latin America, in particular for the Security department.

The Board of Statutory Auditors verified, through meetings with the Internal Control Manager, the adequacy and reliability of the internal control system for the activities of the Group in Latin America. The reports of the Manager noted that TI Audit Latam SA (the internal control structure for Latin America) is developing systematic protection over the internal control system with respect to Tim Brasil / Tim Partecipaçoes and that the progressive results reached evidenced continuous improvement in the internal control system, in dealing with the issues found in the previous audit undertaken on the different services and consulting procurement processes by the Security department and on the security of the computer systems in that department.

None of the audits performed cited above has evidenced the occurrence of new weaknesses in the internal control system.

e)

Audits of the Organisational Model 231, also as regards the Security department .

Prosecution of the Company in 2008 for liability pursuant to Legislative Decree 231/2001 led to a widening of the investigation undertaken by the Board of Statutory Auditors, aimed at confirming the current adequacy of Organisational Model 231 and its suitability for preventing actions of the same type as arose within the framework of the Security department ..

The Board of Statutory Auditors, after reviewing the current Organisational Model 231 and having deemed it suitable, in abstract, to prevent the commission of crimes pursuant to Legislative Decree 231/2001, has, specifically, confirmed the effectiveness of the Model. To that end it has:

(i)

met with the bodies of the Company appointed to manage the Organisational Model 231, in order to examine the maintenance, update, and integration activities for the Model;

(ii)

met jointly with the Supervisory Body, established pursuant to Legislative Decree 231/2001, from which it received a positive assessment on the suitability and adequacy of the Model itself;

(iii)

reviewed on several occasions the results of the activities to monitor the Organisational Model's functioning performed by the Internal Control Manager;

(iv)

deemed it appropriate to subject the Organisational Model to specific compliance tests, so as to reach a thorough understanding based on adequate controls and on the statements provided by the company bodies in charge of supervising the functioning of and compliance with the Model itself.

In particular, the compliance tests related to the application to the Security department of a specific Internal Control Scheme defined for the “Consulting and professional services” process, which requires specific quarterly reports to the Supervisory Body, that the Security department (and all the other departments ) must provide , through the relevant computer application, to the Board for transactions in excess of a certain amount (€50,000).

The audit of the reliability and correctness of the information transmitted was performed by the Compliance 231 office, part of the Compliance department which, to that end, undertook a series of in-depth tests and controls, essentially aimed at verifying: (i) the exhaustiveness of reporting; (ii) its completeness; (iii) the characteristics of purchase orders; (iv) the involvement of the office’s activities required under the plan; (v) the qualifications of the supplier; (vi) the sequence of the dates; (vii) the method of acquisition; (viii) the activation procedure; (ix) the presence of suitable documentation to support the acquisition ; (x) the availability of a specific report which evidences the activities performed.

The Board of Statutory Auditors then requested the Compliance department to undertake investigations on samples of the information flows identified by the Board itself with respect to the professional services provided

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by suppliers to the Security department, in the period from 2007 to 2009. For each information flow, the department head showed the Board the results of the tests undertaken and the documentation gathered, for each company, in relation to the controls cited above; all of the tests had a positive outcome and evidenced the exhaustiveness and completeness of the information provided to the Supervisory Body, as well as timely observance of the applicable procedures.

All of the investigations illustrated above have confirmed the suitability and adequacy of the current Organisational Model 231. This judgement is also confirmed by the evolution of the legal proceeding involving the Company and based on Legislative Decree 231/2001. The Board of Statutory Auditors was, in fact, informed by the Chairman of the Company that – consistent with the course of action approved by the Board of Directors – Telecom Italia has filed a motion for plea-bargaining, that was accepted by the Prosecutor of the Republic; in determining the monetary penalty, the applicability of the attenuating factors cited in paragraphs 2 and 3 of Art. 12, Legislative Decree 231/2001, was recognised; and, in particular, the factor consisting of having “adopted and implemented an organisational model suitable to prevent crimes of the type that occurred.”

The Chairman of the Board of Statutory Auditors has also met with the Chairman of the Company for an exchange of information on the operational state of the internal control system and the organisational structure of the Company.

Final Evaluations

The supervisory activities performed by the current Board of Statutory Auditors have not led to the discovery of any structurally problematic situations a) of the organisational, administrative, or accounting systems; b) of the internal control system; and c) of the current Organisational Model 231. No further or different problematic situations emerged from the tests undertaken in addition to those already evidenced in the past; the latter have been progressively attenuated, in order to eliminate them, because of the corrective actions of a procedural and organisational nature implemented by the Company.

With regard to the existence of elements demonstrating the civil liability of previous directors, the Board of Statutory Auditors believes that the following considerations must be made.

It is clear – as substantially admitted by the head of Security of Telecom Italia, Giuiliano Tavaroli – that he had undertaken, with staff, resources, and instruments of the Company, a sophisticated and invasive system of generalised espionage to the detriment of numerous individuals. It is understandable that doubts arise in view of the possibility that someone who at that time was a part of the company’s senior management was aware of Tavaroli’s activities. The Prosecutor of the Republic of Milan did not, however, place any director or other member of top management under investigation other than the head of Security and, from the proceeding documents, it is not clearly evident whether the “Model 231” was unsuitable or whether its implementation was inadequate (and to what degree, with what responsibility).

The Board is aware of the recent procedural developments resulting from some admissions made during preliminary hearings by some of the principal defendants: specifically, Emanuele Cipriani, during the course of his voluntary statements, made accusations against the previous directors of the Company (of the same tenor as those already contained in previous questioning and, at that time, deemed irrelevant by the Prosecutor). The Judge in the preliminary hearing forwarded the record to the Prosecutor, for action according to his competence, and summoned Marco Tronchetti Provera and other managers of the Company to testify. Their statements made have again made evident, above all, the conflicts between some of those charged and Marco Tronchetti Provera on the matter of awareness of the illegal activities by the Security department .. The Board believes that the conflicting versions were made without providing any additional elements of evidence, and consequently, with the result of leaving the set of evidence available to the Board unchanged.

The Company has brought civil complaints against the former employees and the other persons charged and it has attached around €13.8 million and a property valued at around €2 million belonging to Cipriani.

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Therefore, the fact that, to the best of our current knowledge – with respect to the Security department events – the judicial authority has not yet found sufficient elements to support the accusation in the criminal case against the former members of senior management, appears to supersede the civil claims.

In conclusion, the status of the procedural acts, the documentation examined, the full analysis of any violations of duties by the administrators and, if there were any, the importance thereof in causing damage to the company in the absence of involvement by the former directors in the criminal proceeding, [ not even in terms of preventing the crime ] , lead to the belief that, presently, the requirements on which to base any action for liability against the former administrators, do not exist.

In any case, the Board of Statutory Auditors confirms that it will continue to follow the proceedings regarding the Security department with close attention, as well as the emergence of any material finding, so as to be able, if applicable, to review or update its opinion at the appropriate time.

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Hansenet Assignment

With respect to the Hansenet sale (whose financial impact is described in the Notes to the 2009 consolidated Financial Statements of Telecom Italia S.p.A.), the analyses performed by the Board of Statutory Auditors have:

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on the one hand, dealt with the procedural aspect of the event, confirming:

(i)

that the procedures were followed regarding the granting of a mandate to the advisors;

(ii)

that the auction held was transparent and competitive;

(iii)

that the procedure for undertaking transactions with related parties were followed;

•

on the other hand, they were extended with respect to the principles of correct management, in the sense of:

(i)

confirming that the assignment price was consistent with the results of the fairness opinions;

(ii)

proving the existence of a correct technical analysis on the decision to sell the asset rather than retaining it;

(iii)

obtaining from management an explanation of the difference between the valuation of the holding in case of sale and that reported in the half-year report.

The Board of Statutory Auditors, aware of the significant activity performed in that regard both by the Internal Control and Corporate Governance Committee, and by the Board of Directors, deemed that there was nothing that warranted criticism or even an anomaly to be reported on the transaction - rather, it confirmed that the decision-making process was correct.

The Board of Statutory Auditors, in particular, observed that the internal procedures were followed regarding the granting of a mandate to the advisers (respectively, Morgan Stanley for the Company, which issued a fairness opinion on the terms stipulated for the Hansenet assignment, and Barclays Bank, charged by the Internal Control and Corporate Governance Committee to be their adviser for valuation purposes), and that the procedures for undertaking transactions with related parties were followed ( Telefónica being a party related to Telecom Italia through Directors Alierta e Linares, as well as an indirect shareholder of Telecom Italia through Telco) and the dynamics of negotiations with those interested in acquiring Hansenet, were undertaken transparently.

The Board of Statutory Auditors believes that the legitimacy / correctness tests were likewise satisfied, in the sense that the price for selling the participation was consistent with the fork in the valuations resulting from the two fairness opinions and that the Board of Directors was given a significant amount of information as regards the decision to sell the asset versus retaining it. The sale was, on the other hand, foreseen by the Board from May 2008. Again, the board also provided an analytical reconstruction of the bid process, of the different offers made, of their technical characteristics and of the evolution of the negotiations over time.

The Board of Statutory Auditors then obtained explanations from the Chief Financial Officer regarding the fact that the classification of Hansenet amongst Discontinued Operations was premature in the half-year financial statements because, at the time the document was approved (Board meeting of August 6, 2009), there were still significant reservations on the possibility of completing the sale. On that date the exclusion of the impairment was therefore based on a valuation made (value-in-use terms) based on the business plan in effect

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at that time (prospects at December 2008 revised at February 2009), obtaining valuations for CGU Hansenet of slightly more than book value, as indicated in the notes to the financial statements.

Indeed, within the framework of the confirmation of the difference between the valuation of the interest sold and what was reported in the half-year report, the Board of Statutory Auditors then investigated in greater depth the information provided in a Board of Directors meeting with the Chief Financial Officer, which confirmed the respective negative change in the competitive scenario of the German market with respect to the one the 2009/2011 plan was based on (a change resulting from a special review of the Hansenet plan, undertaken by management in the month of September 2009), leading to a determination of different profit forecasts for Hansenet and, as a result, a lower valuation including of its value-in-use, a value substantially equivalent to its sale price.

* * *

Registration of SIM Cards

The report by the Board of Statutory Auditors for the year 2008 evidences the existence of cases of fictitious registration of SIM cards, which caught the attention of all of the parties involved in the control system, and to which the Board of Statutory Auditors extended monitoring.

During the course of 2009 the Board of Statutory Auditors has continued to monitor the activities performed by the Company to identify the prepaid SIM cards that have not been correctly associated with an identity document. In particular, the Board of Statutory Auditors took note of the cancellation, just in the year 2009, of nearly 2.9 million SIM cards and the regularisation of another 760,000 cards. Moreover, during the course of the year the prepaid card activation processes were reviewed in order to optimise the process of associating SIM cards with a copy of a person's identity card: computerised solutions were implemented aimed at activating a new mobile line only upon presentation of the documentation required and to optimise the qualitative level of the documentation itself during the acquisition and registration phase. Indeed, the sales force incentives system was revised, with the introduction of compensation criteria related to the traffic effectively produced by the customer and the compliance of acquisitions with current regulations.

The Board of Statutory Auditors believes that the steps taken in 2009 had positive effects on the process of activating SIM cards, substantially eliminating the phenomenon of activation without system documentation.

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Telecom Italia Sparkle Issue

Telecom Italia Sparkle is a wholly owned subsidiary of Telecom Italia and its business is ensuring the management and development of the international wholesale and retail business, with responsibility for directly co-ordinating all the subsidiaries and affiliates that operate in the international business for which it is responsible.

On February 23, 2010, the judicial authority served Telecom Italia Sparkle with an order (“Order”) informing the company that it is subject to an ongoing investigation also involving several individuals , including certain employees, former employees, and former directors of Telecom Italia Sparkle regarding, inter alia, alleged cross border criminal conspiracy , tax evasion, international money laundering, reinvestment of profits from criminal activities , and registration of assets under a false name. The charges of cross border criminal conspiracy , tax evasion, international money laundering ~~,~~  and reinvestment of profits from criminal activities are possible offences for which Telecom Italia Sparkle may have administrative liability pursuant to Legislative Decree 231/2001.

For a description of the accounting matters regarding the events please see Note 3 (“Restatement for errors and changes in accounting principles”) and Note 29 (“Contingent liabilities, other information, obligations and guarantees ”) to the Consolidated Financial Statements at 31 December 2009. It also seems appropriate to emphasise the following.

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Some commercial transactions completed during the course of financial years 2005, 2006, and 2007, related to Premium type telecommunications services, transmitted via the Telecom Italia Sparkle network, and undertaken with some small operators in the telecommunications sector residing in the European Union (EU), are subject to investigation by the judicial authority.

The proceeding relates to events described in the 2007 Consolidated Financial Statements and in the half-year financial statements at June 30, 2008 based on what was known at the time, that led Telecom Italia Sparkle to terminate the commercial relationships with the companies involved in the investigations, although Telecom Italia Sparkle believed that it had acted in accordance with regulations in force at the time.

In particular, the Board of Statutory Auditors was informed of the existence of issues concerning Telecom Italia Sparkle in January 2007, when it became aware that the criminal judicial authority of Rome had heard, as persons informed of the facts, some officers, managers, and employees of Telecom Italia Sparkle, with respect to the investigation then under way and related to a possible VAT fraud, allegedly committed by some Italian telecommunications operators, acting as customers and suppliers to the Group. The Board of Statutory Auditors was further informed of the commencement , in that same month of January 2007, of an internal audit by Telecom Italia Sparkle , with particular reference to the commercial contracts and relationships with those same customers and suppliers, after which, in June 2007, the commercial relationships with the aforementioned parties were terminated .. The Board of Statutory Auditors was further advised that, within the scope of the audit , the Group had assessed its own VAT position in relation to the commercial transactions described above and, based on the information known at the time and the opinions obtained, it concluded that the VAT deduction on these transactions was appropriate ..

The analysis of the information contained in the Order provided additional facts for evaluation with respect to acts subject to investigation already analysed in the past, adding knowledge of matters unknown in the past, resulting from the investigatory action undertaken by the judicial authority.

In light there of, the Board of Directors of Telecom Italia Sparkle, based on prudent criteria, did not believe it appropriate to proceed with approval of its own balance sheet at December 31, 2009 without first completing the review of the Order so as then to proceed with a correct evaluation and representation of the situation. The same considerations of prudence – which were shared by the Board of Statutory Auditors – justified the postponement of approval of the Financial Statements of the Parent Company and of the three-year plan itself; in the meeting of last March 25, the Board of Directors of Telecom Italia therefore delayed approval of the financial statement to April 12, 2010, the last business day for authorising its presentation to the Shareholders’ Meeting by the end of the month, pursuant to the current Art. 154-ter TUF, which requires publication of the Financial Statements, after approval by the Shareholders’ Meeting, within a maximum period of 120 days from the close of the financial year. The delay was submitted to CONSOB, without receiving remarks or comments and the solution was approved by the Board of Statutory Auditors and the independent auditors, both of which stated that they were willing to waive the terms stipulated in the law in their favour to perform their respective activities, in order to have availability of the technical and legal advice requested in Telecom Italia Sparkle prior to approval of the draft financial statements by the Board of Directors.

Considering the importance of the matter, the Board of Directors also “immediately decided to collaborate as fully as possible with the judicial authorities in their investigations and to engage top-level legal advisers to study the court order. These measures are intended to enable us to act effectively and verify precisely and without delay any eventual responsibility for past deeds and events.” (press release Telecom Italia of February 25, 2010).

On March 1, 2010, the Board of Directors of Telecom Italia Sparkle decided to appoint an independent third party (thereafter identified as Professor Paolo Ferro-Luzzi, Ordinary Professor of Bank Law with Università La Sapienza di Roma), having the necessary requirements of competence and professionalism, with the task, amongst others, of verifying the adoption and specific implementation of the organisational model cited in Legislative Decree No. 231 of 2001; consequently, the Company itself undertook to follow the recommendations made by Professor Ferro-Luzzi ..

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The Board of Statutory Auditors has been informed that Professor Ferro-Luzzi, in his preliminary conclusions, has substantially confirmed the effectiveness of Telecom Italia Sparkle’s internal control system and 231 Model.

The Chairman and Managing Director of Telecom Italia Sparkle were no longer with the company for some time (having been replaced) , and when it became aware of the Order the Company suspended, as from February 23, 2010, the employees still working for the company subject to the investigation and dismissed the employees who had been imprisoned ..

After service of the Order , the Board of Statutory Auditors met with the Internal Control Manager and the Board of Statutory Auditors of Telecom Italia Sparkle, for an exchange of information.

Management then arranged for specific independent legal and accounting consultants to undertake a documentary investigation on the activities during the 2005-2009 period. The analysis related to the contracts and relationships of Telecom Italia Sparkle, other than those covered by the Order , with particular reference to the counterparties other than the principal telecommunications operators and other companies in the Telecom Italia Group. The analysis, commenced on 6 March, related to the commercial agreements (voice, virtual transit services, wholesale IP/Data, wholesale mobile data agreements) in effect from 1 January 2005 and thereafter between Sparkle and/or its subsidiaries and third parties (excluding, as stated, the agreements subject to the investigation underway and the standard agreements with large operators), with a focus on some intragroup cases, as well. The analysis - the undertaking of which was reported in advance to the Prosecutor of Rome – was only documentary in nature so as not to interfere in the criminal investigation underway, and it included: (i) terms & conditions; (ii) traffic data; (iii) audit procedures on the accountability of the counterparties; (iv) audit of billing, with specific attention on any less-known counterparties; (v) audit of the assessment on income and the respective costs incurred near the end of the financial year; (vi) cash flows generated.

The scope of application and the objective of the investigation were reported to the Board of Statutory Auditors, which continuously monitored the evolution of the work. The results of the analyses undertaken shall be evaluated by the Board.

As stated, the analysis of the information contained in the Order and obtained from the internal investigations ordered by management have provided additional elements with respect to the events subject to investigation already analysed in the past, adding knowledge of matters previously unknown, resulting from the investigatory action undertaken by the judicial authority.

Based on the information included in the Order and what was subsequently acquired through the independent investigation :

(i)

Telecom Italia believes that some transactions from the years 2005, 2006, and 2007 contained anomalies, principally in relation to the existence of the transactions and the traffic, and the course and the directions of the traffic , such that we can now conclude that errors, as defined by IAS 8, are present (see Note 3 of the Consolidated Financial Statements at December 31, 2009);

(ii)

Management of the Company cannot exclude, in principle, an unfavourable outcome to the criminal proceeding against Telecom Italia Sparkle; as for the impact of an unfavourable judgement in the proceeding ex Legislative Decree No. 231 of 2001, in addition to administrative penalties ( the amount of which would be low ) and any injunctions, penalties may include the seizure of the profit from the crime, which in the current allegations made by the Public Ministers and without prejudice to such defences as would be made in that regard, would amount to around €72 million (in this case, this would already be covered by the guarantee issued in favour of the judicial authority; see Note 29 to the Consolidated Financial Statements at December 31, 2009);

(iii)

as for tax risk, the Company believes it likely that the improper deduction of VAT will be charged for the tax periods related to the transactions with the aforementioned suppliers (2005, 2006, and 2007); to that end, the Board of Statutory Auditors has been informed that conversations have begun with the Revenue Agency to reach a pre-trial settlement of the charges and that the estimated settlement amount , including taxes, interest, and penalties, is around €421 million (with respect to which a guarantee has been given in favour of the Financial Administration for around €123 million, in addition to around €298 million already subject to preventive seizure through an order by the Judge in the preliminary investigations);

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(iv)

also in connection with the alleged VAT fraud, the Board of Statutory Auditors has been informed of the possibility that the Revenue Agency may also claim back direct taxes (IRES and IRAP); in this regard, management of the Company believes that the risk, also based on opinions by reliable professionals, represents only a possibility;

(v)

indeed, the Board of Statutory Auditors has been informed that “after subsequent analyses undertaken on Telecom Italia Sparkle ~~’~~  ’ s financial years 2005-2009, subsequent reserves were set aside in the amount of approximately €14 million, against the tax risks deemed probable on other transactions subject to restatement” (see Note 29 to the Consolidated Financial Statements at December 31, 2009).

The Board of Statutory Auditors has further learned that the Board of Directors of Telecom Italia Sparkle has included on the agenda for the Shareholders’ Meeting convened to approve the 2009 financial statements, the item “Action for liability against the former Managing Director. Necessary and consequent decisions.”

Milan, April 13, 2010

for the Board of Statutory Auditors

        The Chairman

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Attachment to the Report of the Board of Statutory  Auditors of Telecom Italia S.p.A. prepared pursuant to article 153 of legislative decree 58/1998

The list of the administrative and control responsibilities held by the members of the Board of Statutory Auditors in other companies at 13 April 2010 (Art. 144-quinquiesdecies of CONSOB Regulation No. 11971/99); in parentheses whether the company is listed and the financial statements for the financial year whose approval ends the term of office or the other causes of termination.

•

Enrico Maria Bignami: Chairman of the Board of Statutory Auditors in Andra S.p.A. (2011), AON Benfield Italia S.p.A. (2011), Biancamano S.p.A. (listed 2011), Brandt Italia S.p.A. (2011), Brandt Overseas S.r.l. (2011), Marelli S.p.A. (2009), Polyphoto S.p.A. (2011), Rebo S.p.A. (2009), SIVA S.r.l. (2009), Telecom Italia S.p.A. (listed 2011); Statutory Auditor in the companies Antera S.p.A. (2009), Butan Gas S.p.A. (2011), Gorla Utensili S.p.A. (2009), Obrist Italia S.r.l. (2011), Paso S.p.A. (2010), Petrolchimica Partenopea S.p.A. (2011), Veroniki Real Estate S.r.l. (2011); Chairman of the Board of Directors of the Companies BI-11 Amministrazioni S.r.l. (revocation or resignation), ESSEA Finanziaria Editoriale S.r.l. (revocation or resignation), The Keyrules Company S.r.l. (revocation or resignation); Sole Administrator in the company Capital Partners Italia S.r.l. (revocation or resignation), Immobiliare Pasquale S.r.l (revocation or resignation); non-executive director in Edizioni Musicali Acqua Azzurra s.r.l. (2009), Proel S.p.A. (2011); executive director in Genea S.r.l. (revocation or resignation).

•

Gianluca Ponzellini: Chairman of the Board of Statutory Auditors in Banca IMI S.p.A. (2012), Dè Longhi S.p.A. (listed 2009), Dè Longhi Capital Services S.p.A. (2009), Dè Longhi Appliances S.r.l. (2009), Diperdi S.r.l. (2011), Finmar S.p.A. (2011), Luisa Spagnoli S.p.A. (2009), Spaim S.p.A. (2009), Spama S.r.l. (2009), Spapi S.r.l. (2009), Statutory Auditor in the companies Telecom Italia S.p.A. (listed 2011), Caretti & Associati S.p.A. (2010), Casa Editrice Universo S.p.A. (2010), Etnastore S.r.l. (2010), G.S. S.p.A. (2010), SSC S.r.l. (2011); Director of Supervision in Intesa San Paolo S.p.A. (2011); Chairman of the Board of Directors of Metodo S.r.l. (Unlimited).

•

Lorenzo Pozza: Chairman of the Board of Statutory Auditors in Gas Plus S.p.A. (listed 2011); Statutory Auditor in Telecom Italia S.p.A. (listed 2011), Bracco Imaging S.p.A. (2009), Euraleo S.r.l. (2009), Leonardo & Co. S.p.A. (2011), Steli S.p.A. (2010), Terna S.p.A. (listed 2010); director and Deputy Chairman in Angelab S.r.l. (until revocation); director in Partners S.p.A. (2010).

•

Salvatore Spiniello: Chairman of the Board of Statutory Auditors at TI Media S.p.A. (listed 2012), Chairman of the Board of Statutory Auditors in TA.RO S.p.A. (2010), Emittenti Titoli S.p.A. (2011), Grandi Lavori – Fincosit S.p.A. (2009), Unicredit Family Financing S.p.A. (2011), Independent Investments S.p.A. (2011); Statutory Auditor in Unicredit Banca S.p.A. (2010), FINAGIN S.p.A. (2009), M.S.M.C. Immobiliare Due S.r.l. (2011), Telecom Italia S.p.A. (listed 2011), Lazard Investments S.r.l. (2009), ASG S.c. a r.l. (2009), PRO MAC S.p.A. (2009), Banco di Sicilia S.p.A. (2010), Bit Market Services S.p.A. (2012); Chairman of the Board of Directors in Campo Carlo Magno S.p.A. (2010); Member of the Board of Directors in Fondiaria - SAI S.p.A. (listed 2011), Immobiliare Andronica S.p.A. (2009), Immobiliare Lombarda S.p.A. (2011); Sole Administrator in G.B. & CO S.r.l. (through revocation), G.B.H. S.p.A. (2009).

•

Ferdinando Superti Furga: Chairman of the Board of Statutory Auditors in Arnoldo Mondadori Editore S.p.A. (listed 2011), Saras S.p.A. (listed 2011), Fininvest S.p.A. (2009), Publitalia ’80 S.p.A. (2009), Binda S.p.A. in liquidation (2011); Statutory Auditor in Telecom Italia S.p.A. (listed 2011); Chairman of the Board of Directors of Banca Arner S.p.A. (2012); independent member of the Board of Directors in Parmalat S.p.A. (listed 2010), Giuseppe Citterio S.r.l. (2011), Luisa Spagnoli S.p.A. (2009), Spa.im S.r.l. (2009), Spa.ma S.r.l. (2009), Spa.pi S.r.l. (2009); Chairman of Superti Furga e Partners S.r.l. (through revocation).

Other information

Motions for resolutions

►

Shareholders’ Meeting of Telecom Italia S.p.A.

•

27 aprile 2010: extraordinary shareholders’ meeting on first call

•

28 aprile 2010: ordinary shareholders’ meeting on first call; extraordinary shareholders’ meeting on second call

•

29 aprile 2010: ordinary shareholders’ meeting on second call; extraordinary shareholders’ meeting on third

Medium

Ordinary meeting

•

Financial statements for the year ended 31 December 2009 - related and consequent resolutions;

•

Appointment of a Director;

•

Appointment of independent auditors for 2010-2018 - related and consequent resolutions;

•

Employee shareholding plan - related and consequent resolutions;

•

Long Term Incentive Plan for executives - related and consequent resolutions.

Extraordinary meeting

•

Amendment of Article 5 of the Bylaws - related and consequent resolutions;

•

Authorization to increase share capital in service of the employee shareholding plan and the long-term incentive plan for executives - related and consequent resolutions

►

Financial statements for the year ended 31 December 2009 - related and consequent resolutions

Dear Shareholders,

The draft annual accounts that are being submitted for approval by the Shareholders’ Meeting show a net profit of Euro 1,398,580,254.64.

This result, in light also of the 2010-2012 plan outlook, enables us to propose to the Shareholders a distribution of a dividend at a ratio of Euro 0.050 per ordinary share and Euro 0.061 per savings share.

The amount of the overall dividend distributed, notwithstanding the unit amount indicated just now, will vary depending on the number of shares with regular entitlement on the date of payment of the dividend, net of the treasury shares in the Company’s portfolio (currently standing at 37,672,014 ordinary shares) and taking into account the number of shares liable to be subscribed as a result of the capital increases provided for in Art. 5 of the Bylaws and actually issued by that date.

The amounts for dividends will be payable as of this coming 27 May 2010, while the coupon date shall be 24 May 2010.

That having been said by way of introduction, the Board of Directors submits for your approval the following

Motion

The Shareholders’ Meeting of Telecom Italia S.p.A., having

•

examined the 2009 annual financial report;

•

taken note of the reports by the Board of Statutory Auditors and by the audit firm Reconta Ernst & Young S.p.A.;

Other information

•

considered that the overall number of shares with regular entitlement on the proposed coupon date will be a maximum of 13,382,119,496 ordinary shares and 6,026,120,661 savings shares;

resolves

1.

to approve the annual accounts of Telecom Italia S.p.A. ending on 31 December 2009, showing an annual net profit of Euro 1,398,580,254.64;

2.

as far as the profit for the year is concerned,

a.

to allocate profits to the legal reserve at the maximum rate of Euro 145,642.53 and in any case not beyond the extent necessary for the legal reserve to reach the amount of one fifth of the share capital certified and in existence upon the adoption of this resolution;

b.

to pay the Shareholders an overall dividend calculated on the basis of the following amounts, which will be applied to the number of ordinary and savings shares that they own (thus excluding the treasury shares in the Company’s portfolio) on the coupon date of said dividend:

-

Euro 0.050 per each ordinary share,

-

Euro 0.061 per each savings share,

no legal withholding deducted. It remains understood that the profits not distributed as dividends shall be carried forward;

c.

to carry forward the residual profits;

3.

to give power of attorney to the Board of Directors - and through it to its Chairman - to ascertain in due time, in relation to the exact final number of shares subject to compensation, the amount of the profit distributed and of the profit carried forward;

4.

to make the dividend payable as of 27 May 2010, with a coupon date of 24 May 2010.

►

Appointment of a Director

Dear Shareholders,

Further to the resignation tendered by Board Member Stefano Cao, taking into account that, in the instant case, the mechanism of voting by slates, as provided for by the Company Bylaws in the sole case of the body’s complete replacement, does not apply, the Board of Directors proposes to you that Mr. Mauro Sentinelli (whose curriculum vitae is attached below) be appointed as Director of the Company for the remainder of the Board of Directors’ term in office, and therefore until the approval of the accounts as at 31 December 2010.

That having been said, the Board of Directors submits for your approval the following

Motion

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

in view of the resignation tendered by Stefano Cao from the office of Member of the Board of Directors;

•

taking into account that the term of the existing Board of Directors will expire with the approval of the accounts as at 31 December 2010 (as per the resolution by the Shareholders’ Meeting on 14 April 2008), resolves

to appoint Mauro Sentinelli as Director of the Company expiring together with the Directors in office and therefore until the approval of the accounts as at 31 December 2010.

Mauro Sentinelli

Born in Rome (Italy) in 1947

Degree in Electronic Engineering – Rome University (1st Class Hons)

Master’s Degree specializing in Telecommunications – Turin Polytechnic  (1st Class Hons)

MBA CEDEP-INSEAD (Fontainebleau, France)

Other information

Short MBA from Kellogg University (Chicago, USA)

In 1974 he joined SIP (now Telecom Italia).

1980 Member of the IEC (International Electrotechnical Commission) and CEPT   (Conference Europeenne des Postes et Telecommunications).

In 1983 he became founder member of Global System for Mobile Communication (GSM).

Chairman of the sub-Committee for the choice of the GSM system.

In 1991 he became Director of Marketing and Planning in the Mobile Division of SIP (now Telecom Italia).

In 1992 he was appointed Chairman of ETNO (European Telecommunications Network Operators) for the mobile systems.

In 1994 he was appointed Deputy Managing Director of Telecom Italia’s Mobile Division.

In 1996 he designed and launched the prepaid “TIMcard” service for which he receives the Outstanding Marketing Award from the GSM MoU Association.

In May 1997 he left TIM for an experience in the U.S. and in July 1999 he returned to TIM as Group Managing Director.

In January 2000 he received the 1999 Man of the Year Marketing Award.

In February 2002 he received the “Roll of Honour for Lifetime Achievement Award” from the GSM Association.

In April 2002 he was appointed member of the TIM Board of Directors.

In February 2003 he was elected Deputy Chairman of the GSM Association.

In December 2004 and 2005 he was re-elected Deputy Chairman of the GSM Association for the period 2005-2006 and 2006-2008.

In January 2005 he stepped down as Managing Director of TIM and left the Telecom Italia Group.

In 2008 he became Affiliate Member of the University of California (UCLA), Los Angeles.

He was appointed Member of the Board of GSMA Ltd, the industrial arm of the GSM Association.

He was awarded by the Presidency of the Italian Republic:

1999  Cavaliere della Repubblica

2002  Commendatore della Repubblica

2006  Grand’Ufficiale della Repubblica

►

Appointment of independent auditors for 2010-2018 - related and consequent resolutions

Dear Shareholders,

The audit engagement of Reconta Ernst & Young S.p.A., already extended by the Shareholders’ Meeting held on 16 April 2007 for an overall duration of nine years, expires upon the audit of the accounts as at 31 December 2009, with no possibility of further renewal or extension.

The Shareholders’ Meeting is asked to appoint new independent auditors for the nine-year period 2010-2018 on the basis of the reasoned proposal put forward by the Board of Auditors. Such reasoned proposal, as provided for by the guidelines for the appointment of auditors adopted by Telecom Italia, refers to the audit of:

•

the separate financial statement of Telecom Italia S.p.A.;

•

the consolidated financial statement of the Telecom Italia Group;

•

Form 20-F published in accordance with the reporting requirements to which Telecom Italia is subject insofar as it is registered with the United States Securities and Exchange Commission;

•

the half-yearly financial statement of the Telecom Italia Group.

 That having been said by way of introduction, the Board of Directors asks the Shareholders’ Meeting

to approve the proposal made for this purpose by the Board of Statutory Auditors.

Reasoned proposal by the Board of Statutory Auditors with regard to conferral of the mandate for auditing of the individual financial statements, the annual consolidated financial statements, the abbreviated half-yearly consolidated financial statements, the consolidated financial statements included in Form 20-f and the internal controls pursuant to section 404 of the Sarbanes-Oxley Act for each financial year in the nine-year period from 2010 – 2018

The Board of Statutory Auditors of Telecom Italia S.p.A.

whereas

-

the mandate conferred upon the audit company Reconta Ernst & Young S.p.A. by the Shareholders’ Meeting of Telecom Italia S.p.A. (the “Company”) held on 16 April 2007 will expire with the Shareholders’

Other information

Meeting for approval of the individual financial statements as at 31 December 2009 and with the issuance of the respective audit report;

-

this mandate is no longer renewable by law;

-

the Ordinary Shareholders’ Meeting called to approve the individual financial statements as at 31 December 2009 is asked, pursuant to the applicable legal provisions, to confer the audit mandate, upon a reasoned proposal by the Board of Statutory Auditors, to a company registered in the Special Register of Audit Companies and to approve its respective compensation having regard to

the applicable legal provisions, as well as the Implementation Regulation for Decree Law 58/1998 adopted by the Consob in Resolution No. 11971 of 14 May 1999 and subsequent amendments and addenda (“Issuer Regulations”);

considering

the outcome of the competitive bidding process and the technical and financial evaluation for the purposes of selecting an audit company upon which to confer the new mandate, carried out independently by the Board of Statutory Auditors, with the agreement and assistance of the competent corporate functions, taking into account the overall comparative analysis of the bids received, especially with reference to (i) skills and specific audit experience in the relevant sector (telecommunications); (ii) the adequacy of the technical staff in terms of requirements due to the size and complexity of the Company and the Group to which it belongs; (iii) experience in Italian companies registered with the Securities and Exchange Commission (SEC); (iv) independent and unbiased judgment with respect to the Company and the Group; and (v) the consistency of the compensation requested with the time and level of professionalism considered;

noting

that, as a result of examining such outcomes, the bid from the audit company PricewaterhouseCoopers S.p.A. was identified as the best one;

observing that

-

PricewaterhouseCoopers S.p.A. is the Italian organisation belonging to the PricewaterhouseCoopers network and is registered in the special register of audit companies kept by the Consob;

-

the audit schedule described in the proposal appears adequate and comprehensive in relation to the breadth and complexity of the said mandate; in fact, the proposal contains a detailed description of the nature of the mandate, an indication of the activities and the respective methods of carrying them out specifically with reference to:

(i).

auditing of the individual and consolidated financial statements;

(ii).

verification of regular company bookkeeping and proper recognition of accounting events in the accounting entries;

(iii).

group auditing;

(iv).

limited auditing of the abbreviated half-yearly consolidated financial statements as at 30 June of each of the financial years included in the period from 2010 – 2018;

(v).

verification activity aimed at the signing of the Tax Returns (Modello Unico and Simplified and Ordinary 770 forms) relative to the 2010 – 2018 financial years;

(vi).

auditing of the consolidated financial statements included in Form 20-F prepared in accordance with SEC rules;

(vii).

auditing of internal controls pursuant to Section 404 of the Sarbanes-Oxley Act;

-

the estimate of the hours needed to audit the financial statements and for the other audit activities and a breakdown between different categories of professionals, as confirmed also by the competent corporate functions, is in keeping with (i) the size, composition and risk of the Company’s most significant equity, economic and financial factors, as well as with the risk profiles associated with the process of consolidating data relative to subsidiaries; (ii) the technical training and experience such audit work requires and (iii) the need to provide not only the physical audits, but also adequate supervision and guidance activity, in accordance with the standards and criteria stipulated by the Consob, pursuant to Art. 162, paragraph 2, sub-paragraph a) of Decree Law 58/1998, as well as in accordance with the U.S. standards and criteria issued by the Public Company Accounting Oversight Board (PCAOB);

-

the compensation for the mandate, for each year in the 2010-2018 nine-year period, as proposed in its overall amount and in the itemisation of individual activities, as confirmed also by the competent

Other information

corporate functions, is determined in such a manner as to guarantee the quality and reliability of the work, as well as the auditor’s independence.

The itemisation is as follows:

Mandate	Hours	Fees (Euro)
Auditing of the individual financial statements of Telecom Italia S.p.A.(*)	12,920	762,100
Auditing of the consolidated financial statements of the Telecom Italia Group	1,900	112,100
Limited auditing of the abbreviated half-yearly financial statements of the Telecom Italia Group	2,755	151,100
Auditing of Form 20-F prepared in accordance with SEC rules	2,333	127,900
Audit of internal controls pursuant to Section 404 of the Sarbanes-Oxley Act	12,000	658,100
TOTAL	31,908	1,811,300

(*)

Includes the control activity referred to in Article 155, paragraph 1, sub-paragraph a) of Legislative Decree 58/1998 and the activities provided for by the tax rules in question under the charge of the audit company in relation to the Modello 770 and Unico forms.

Added to the fees itemised above plus VAT will be out-of-pocket expenses, which shall be charged at cost and in any case limited to 8% of the fees under the terms of the proposal. Fees are indicated with reference to the rates in effect from 1 July 2010 to 30 June 2011 and will be adjusted annually every 1 July starting on 1 July 2011, based on the total change in the ISTAT index (FOI ex-tobacco) compared to the previous base year June 2010.

Times and fees may be revised also in relation to the general criteria indicated in the Issuer Regulations, upon the occurrence of the cases provided for in the current provisions and as indicated in the proposal(1), in accordance with applicable authorisation procedures;

-

the Board of Statutory Auditors also analysed the Framework Auditing Proposal prepared by PricewaterhouseCoopers S.p.A. for the companies in the Telecom Italia Group, from which it emerges that PricewaterhouseCoopers itself appears as the main auditor for the entire Telecom Italia Group;

-

PricewaterhouseCoopers S.p.A. meets the independence requirements provided for by current regulations (currently, according to the information available, there are no conflicts of interest, as it appears from the “Statement of non-conflict of interest” issued by PricewaterhouseCoopers S.p.A. this past 12 March 2010 and from the checks performed directly by Telecom Italia S.p.A.). The Partner in charge of the mandate has been identified by PricewaterhouseCoopers S.p.A. as Paolo Caccini, listed in the Register of Accountants and Tax Advisors and in the Register of Auditors, who has many years of experience in the auditing of multinational groups listed both in Italy and abroad.

In conclusion, the Board of Statutory Auditors, having been able to ascertain that the financial terms requested by the audit company are in line with the quantity and quality of the work to be performed, the proficiency of the staff to be employed and market rates, proposes

that this Shareholders’ Meeting confer upon the audit company PricewaterhouseCoopers S.p.A. a mandate for each year in the nine-year period from 2010-2018, according to the abovementioned terms and conditions, for the following:

-

the auditing of the individual and consolidated financial statements of the Company;

-

the activity of verifying regular corporate bookkeeping and proper recognition of accounting events in the accounting entries;

(1) The specific provision contained in the proposal is reproduced.

“Exceptional or unforeseeable circumstances – If circumstances should arise such as to entail a significant increase in audit time compared to what is estimated in our proposal – such as, by way of example, a change in the structure and size of the Company or of companies in the Telecom Italia group, changes in the controls instituted as part of the internal control system, regulatory changes, changes in auditing standards, the making of complex transactions carried out by Your Company or companies in the Telecom Italia group, additional audit procedures required by the Consob by means of its notices or reference auditing standards – these shall be discussed beforehand with the Company Management so that a written proposal can be submitted to supplement the compensation originally provided for, also taking into account the requirements of the Issuer Regulations issued by the Consob. It shall be up to you to forward this supplement to the pertinent Governance Body. Likewise, if less time should be spent than planned, the compensation will be reduced proportionately.”

Other information

-

the activity of verifying the consistency of the management report with the individual and consolidated financial statements;

-

the limited auditing of the abbreviated half-yearly consolidated financial statements for each of the nine interim periods ending from 30 June 2010 to 30 June 2018;

-

the verification activities aimed at the signing of Tax Returns (Modello Unico and Simplified and Ordinary 770 forms) for the 2010 - 2018 tax years;

-

the auditing of the consolidated financial statements included in Form 20-F prepared in accordance with SEC rules;

-

the auditing of internal controls pursuant to Section 404 of the Sarbanes-Oxley Act.

Milan, 25 March 2010

THE BOARD OF STATUTORY AUDITORS

►

Employee shareholding plan - related and consequent resolutions

Dear Shareholders,

Pursuant to Art. 114-bis of Legislative Decree no. 58/1998, we are submitting to you for your approval the “2010-2014 Broad-based Employee Share Ownership Plan” (hereinafter the “2010-2014 Plan”).

As more fully explained in the special information document prepared and disclosed pursuant to Art. 84-bis of Consob Regulation No. 11971/1999 as subsequently amended, the 2010-2014 Plan consists of the offering of subscription for cash of ordinary shares of the Company at a discount compared to the market price, reserved for employees of the Telecom Italia Group, with the possibility of payment in instalments through the pay cheque and with further allotment of bonus ordinary shares, subject to the shares subscribed being held for one year and to continuation of the dependent employment relationship with companies in the Telecom Italia Group.

More specifically, the essential terms of the 2010-2014 Plan may be summarised as follows:

Purpose

The purpose of the 2010-2014 Plan is the introduction of an innovative instrument for the Telecom Italia Group, aimed at increasing the motivation to achieve corporate objectives and to strengthen the feeling of belonging to the company.

Beneficiaries

The 2010-2014 Plan is reserved for the population of employees of the Telecom Italia Group, which will be more fully described by the Board of Directors of the Company, which may specifically limit the initiative to the issuer and to any or all subsidiaries based in Italy (hereinafter the “Employees”).

Object

The 2010-2014 Plan consists of offering Employees the possibility of subscribing ordinary Telecom Italia shares at a price with a 10% discount on the average of the market prices for the last month prior to the offering (calculated according to the methods that will be more fully described by the Board of Directors in the implementation stage), within a maximum limit of the equivalent of Euro 3,000 each, notwithstanding the maximum extent of the capital increase resolved in due time to service the initiative. In the event that such capital increase should be insufficient to satisfy all subscription requests, the newly issued shares shall be distributed proportionately among all the subscribers, ensuring them full equal treatment.

Subscribers who have held the shares acquired as described above for a period of one year, subject to their retaining the status of Employees, shall have bonus ordinary shares of the Company allotted to them at a ratio of one free share (the “Bonus Share”) for every 3 shares subscribed for cash.

Limitations and restrictions on the shares

Enjoyment of the shares subscribed and of the Bonus Shares shall be had as of the time of issuance.

No lock-up of the shares is provided for, notwithstanding that the 2010-2014 Plan will observe the conditions for access to the favourable tax regime pursuant to Art. 51 of the Consolidated Income Tax Act, as provided for broad-based share ownership plans, and that termination of participation within three years of the subscription (of the shares for cash) or of the allotment (of the Bonus Shares) shall entail forfeiture of the respective benefit by the Employee.

Other information

Method of implementation

The following shall be proposed separately to the Shareholders’ Meeting, in an extraordinary session, to service the 2010-2014 Plan, and subject to its approval, pursuant to Art. 114-bis of Legislative Decree no. 58/1998:

-

including in the Bylaws the authority to allot profits to employees by the issuance of shares reserved for them, pursuant to Art. 2349 of the Civil Code;

-

granting a special power of attorney to the Board of Directors to increase the share capital for cash, reserved for the Employees (pursuant to Art. 2441, paragraph 8, of the Civil Code, and Art. 134, paragraph 2, of Legislative Decree no. 58/1998) in a maximum number of 31,000,000 newly issued ordinary shares, to be issued at a discount off the market price, and

-

the further simultaneous granting of a special power of attorney to the Board of Directors for increasing the share capital without consideration (pursuant to Art. 2349 of the Civil Code) by allotting profits to the subscribers of the abovementioned capital increase for cash, who have held the shares subscribed for a period of one year, subject to maintaining the status of Employees, and at a ratio of one bonus share for every three shares subscribed for cash (rounding off to the lower unit in the event of remainders).

The Board of Directors makes reservation of making any changes to the terms and conditions of the 2010-2014 Plan in the event of changes to the applicable regulations or extraordinary events liable to affect the said Plan.

That having been said by way of introduction, the Board of Directors submits for your approval the following

Motion

The Shareholders’ Meeting of Telecom Italia S.p.A., having

•

examined the descriptive report by the Board of Directors (the “Report”);

•

taken note of the information document disclosed pursuant to the applicable rules,

resolves

1.

to approve the “2010-2014 Broad-based Employee Share Ownership Plan” in the general terms appearing in the Report, as well as in the information document disclosed pursuant to the applicable rules (the “2010-2014 Plan”);

2.

to confer on the Board of Directors any power necessary or expedient to implementing the 2010-2014 Plan, making any possible change and/or addition to it that proves necessary for the implementation of what was resolved, including for compliance with any applicable regulatory provision; in particular, and merely by way of example, the Board of Directors shall have the power, under the most appropriate methods, to: (i) identify the beneficiaries and determine the limits and terms of the subscription offering; (ii) specify the terms for access to the allotment of bonus shares; (iii) stipulate any other terms and conditions for the implementation of the 2010-2014 Plan; (iv) prepare and approve the bylaws for the initiative, as well as amend them and/or add to them; (v) make any changes to the terms and conditions of the 2010-2014 Plan in the event of changes to the applicable regulations or extraordinary events liable to affect the said Plan.

►

Long Term Incentive Plan for executives - related and consequent resolutions

Dear Shareholders,

Pursuant to Art. 114-bis of Legislative Decree no. 58/1998, we are submitting for your approval the “2010-2015 Long Term Incentive Plan” (hereinafter the “LTI 2010-2015 Plan”) reserved for a select portion of the management of the Company (hereinafter the “Beneficiaries”).

As more fully described in the information document prepared and disclosed pursuant to Art. 84-bis of Consob Regulation no. 11971/1999 as subsequently amended, the LTI 2010-2015 Plan consists of the allotment of a cash bonus to the Beneficiaries depending on the three-year performance verified according to pre-determined parameters, with the possibility of investing 50% of the bonus earned in ordinary shares at market price and bonus allotment of ordinary shares, subject to holding the shares subscribed for two years and to maintaining the dependent employment relationship with companies in the Telecom Italia Group.

More specifically, the essential terms of the LTI 2010-2015 may be summarised as follows:

Purpose

The 2010-2015 LTI Plan aims to encourage the alignment of the interests of management and those of the shareholders through a portion of at-risk compensation and participation in the risk on the value of the

Other information

Company’s shares, at the same time improving the competitiveness of management’s compensation package, by providing a long-term component, gradually coming closer to market practices.

Beneficiaries

The 2010-2015 LTI Plan is reserved for a select portion of the Company management (a number around 120 units) who are not already beneficiaries of other long-term incentive plans, as will be more fully described in due time by the Board of Directors of Telecom Italia.

Object

The 2010-2015 LTI Plan consists of the awarding to the Beneficiaries of the right to receive a bonus pegged to the level of achievement of pre-determined three-year (2010-2012) performance, quantified as a percentage of the fixed annual compensation (to the extent decided in due time by the Board of Directors of Telecom Italia), who shall be granted the option to invest a portion equal to 50% of the bonus earned in ordinary newly issued Telecom Italia shares at market price.

Subscribers who have held the shares acquired as described above for a period of two years, subject to maintaining the dependent employment relationship with companies in the Telecom Italia Group, shall be allotted bonus ordinary shares of the Company at a ratio of one bonus share per every share subscribed for cash.

Limits and restrictions on shares

Both the shares subscribed as well as those received as a bonus shall have full enjoyment at the time of issuance and shall not be subject to lock-up restrictions.

Method of implementation

To service the 2010-2015 LTI Plan and subject to its approval pursuant to Art. 114-bis of Legislative Decree no. 58/1998, the following shall be proposed separately to the Shareholders’ Meeting, in an extraordinary session,

•

including in the Bylaws the authority to allot profits to members by the issuance of shares reserved to them, pursuant to Art. 2349 of the Civil Code;

•

granting a special power of attorney to the Board of Directors to increase the share capital for cash, reserving for the Beneficiaries (pursuant to Art. 2441, paragraph 8, of the Civil Code and Art. 134, paragraph 2, of Legislative Decree no. 58/1998) the ordinary shares to be issued at a price in line with the market value, for a maximum overall equivalent (including share premium) of Euro 5,000,000, and

•

simultaneously granting the Board of Directors a special power of attorney to increase the share capital without consideration (pursuant to Art. 2349 of the Civil Code), by the allotment of profits to subscribers of the abovementioned capital increase for cash, who have held the shares subscribed for a period of two years, subject to maintaining the dependent employment relationship with companies in the Telecom Italia Group and at a ratio of one bonus share per every share subscribed for cash.

The Board of Directors makes reservation of making any adjustments to the terms and conditions of the 2010-2015 LTI Plan in the event of changes to the applicable regulations or extraordinary events liable to affect the said Plan.

That having been said by way of introduction, the Board of Directors submits for your approval the following

Motion

The Shareholders’ Meeting of Telecom Italia S.p.A., having

•

examined the descriptive report by the Board of Directors (the “Report”);

•

taken note of the information document disclosed pursuant to the applicable rules,

resolves

1.

to approve the “2010-2015 Long-Term Incentive Plan” in the general terms appearing in the Report, as well as in the information document disclosed pursuant to the applicable rules (the “2010-2015 LTI Plan”);

2.

to confer to the Board of Directors any power necessary or expedient to implementing the 2010-2015 LTI Plan, making any changes and/or additions to it that prove necessary for the implementation of what was resolved, including for purposes of compliance with any applicable regulatory provision; in particular, and merely by way of example, the Board of Directors shall have the power, under the most appropriate terms, to: (i) identify the beneficiaries and determine the limitations and terms of the long-term incentive initiative; (ii) specify the conditions for access to the allotment of bonus shares; (iii) stipulate any other terms and

Other information

conditions for the implementation of the 2010-2015 LTI Plan; (iv) prepare and approve the bylaws for the initiative, as well as amend them and/or add to them; (v) make any changes to the terms and conditions of the 2010-2015 LTI Plan in the event of changes to the applicable regulations or extraordinary events liable to affect the said Plan.

►

Amendment of Article 5 of the Bylaws - related and consequent resolutions

Dear Shareholders,

For purposes of enabling the Company to implement the dependent personnel loyalty-building and incentive initiatives submitted for your approval in the ordinary session, and in general to make an additional operative instrument available to the Shareholders’ Meeting, we are proposing to you that, pursuant to Art. 2349, paragraph one of the Civil Code, the authority be included in the Bylaws to allot profits to dependent personnel of the Company or its subsidiaries by the issuance of shares to be allotted to them without consideration. The provision would be the subject of a new special paragraph in Art. 5 of the Bylaws.

The proposed amendment does not entail the right of withdrawal of shareholders who do not agree with its approval becoming attendant.

Shown below is the proposed resolution stated side by side with the bylaws draft in the current version and in which the proposed amendment is transposed.

That having been said by way of introduction, the Board of Directors submits for your approval the following

Motion

The Shareholders’ Meeting of Telecom Italia S.p.A.,

resolves

1.

to approve the inclusion of the following provision in Art. 5 of the Bylaws, as paragraph 3:

“The allotment of profits to dependent employees of the Company or subsidiaries shall be allowed, in the legal terms and manner, by means of the issuance of shares pursuant to paragraph one of Art. 2349 of the Civil Code”

and therefore to amend the text of Art. 5 as follows:

CURRENT TEXT	PROPOSED TEXT

5.1 - The subscribed and fully paid-up share capital shall be equal to Euro 10,673,865,180.00, divided into 13,380,906,939 ordinary shares with a par value of Euro 0.55 each and 6,026,120,661 savings shares with a par value of Euro 0.55 each.

Unchanged

5.2 - In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided that the issue price corresponds to the market value of the shares and this is confirmed in a special report prepared by the firm appointed to audit the accounts.

Unchanged

5.3 - The allotment of profits to dependent employees of the Company or subsidiaries shall be allowed, in the legal terms and manner, by means of the issuance of shares pursuant to paragraph one of Art. 2349 of the Civil Code.

5.3 – The Shareholders’ Meeting of 26 May 2003 also resolved to increase the share capital by up to a maximum of Euro 183,386,986.75 (at 31 December 2009 Euro 12.702.477,70), by means of the issue of up to a maximum of 333,430,885 (at 31 December 2009 23,095,414) ordinary shares with a par value of Euro 0.55 each, divided into the following outstanding divisible tranches:

1.

a tranche of up to a maximum of Euro 21,422,652.90 (at 31 December 2009 Euro 3,267,861.85) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 38,950,278 (at 31 December 2009 5,941,567) shares with a par value of Euro 0.55 each, to be subscribed for a total price of Euro 9.203 per option held (i.e. at a price of Euro 2.788052 for each newly-issued share);

2.

a tranche of up to a maximum of Euro 50,268,799.90 (at 31 December 2009 Euro 9,434,615.85) for the exercise of the “Piano di Stock Option 2002” stock option, increase to be implemented by 31 March 2008 for the first lot only, by 31 March 2009 for the second lot only, and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at 31 December 2009 17,153,847) shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665 and Euro 7.952 per option held (i.e. at a price for the different options of respectively Euro 2.928015 and Euro 2.409061 for each newly issued share).

Renumbered

5.4 - The Shareholders’ Meeting of 7 April 2005 resolved to increase the share capital by up to a maximum of Euro 38,655,832.60 (at 31 December 2009 Euro 666,906.35), by means of the issue of up to a maximum of 70,283,332 (at 31 December 2009 1,212,557) ordinary shares with a par value of Euro 0.55 each, divided into several divisible tranches with a tranche still outstanding of up to a maximum of Euro 3,192,173.05 (at 31 December 2009 Euro 666,906.35) for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by 31 December 2008 for the first lot, by 31 December 2009 for the second lot and by 31 December 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 (at 31 December 2009 1,212,557) shares with a par value of Euro 0.55 each, to be subscribed at the total price of Euro 5.07 per option held (i.e. Euro 2.930636 for each newly-issued share).

Renumbered

5.5 - For five years starting from 8 April 2009 the Directors may increase the share capital in one or more tranches by up to a maximum total nominal amount of Euro 880,000,000 by means of cash issues, with or without a share premium, of up to a maximum of 1,600,000,000 ordinary shares with a par value of Euro 0.55 each

(i)

to be offered with the right of pre-emption to persons having entitlement; or, including just a part thereof,

(ii)

to employees of Telecom Italia S.p.A. and its subsidiaries with the exclusion of the right of pre-emption pursuant to the combined effects of the last paragraph of Article 2441 of the Civil Code and Article 134(2) of Legislative Decree no. 58/1998.

Renumbered

5.6 Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established from time to time for that purpose, for the capital to be increased by an amount equal to the subscriptions received up to such time.

Renumbered

5.7 - The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from 8 April 2009, bonds convertible into ordinary shares to be offered with the right of pre-emption to persons having entitlement up to a maximum nominal amount of Euro 1 billion.

Renumbered

2.

 to confer separately to the pro-tempore legal representatives of the Company the pertinent powers to carry out any formality necessary for the resolutions adopted to be recorded at the Register of Companies, agreeing to and including in them the non-essential amendments, additions or deletions that may be required by the competent authorities.

►

Authorization to increase share capital in service of the employee shareholding plan and the long-term incentive plan for executives - related and consequent resolutions

Dear Shareholders,

In the ordinary session, two initiatives were submitted to the Shareholders’ Meeting concerning a qualified group of executives and Telecom Italia employees in general, respectively (as more fully specified in due time by the Board of Directors of the Company), which provide for the right to subscribe for cash and/or receive as a bonus new Telecom Italia shares deriving from capital increases reserved for them.

Specifically, the “2010-2014 Broad-based Employee Share Ownership Plan” consists of the offering of a maximum of 31,000,000 ordinary shares of the Company for subscription for consideration, with the subsequent additional allotment of bonus ordinary shares to the subscribers of the reserved capital increase according to a predetermined ratio (one bonus share for every three shares subscribed for cash), subject to the occurrence of predetermined conditions.

The “2010-2015 Long-Term Incentive Plan,” on the other hand, provides for the offering of ordinary shares of the Company for subscription for consideration, reserved for employee beneficiaries of the initiative for a maximum overall amount (including share premium) of Euro 5,000,000, with the subsequent additional allotment of bonus ordinary shares to the subscribers of the reserved capital increase at a predetermined ratio (one bonus share for every share subscribed for cash), subject to the occurrence of predetermined conditions.

To service the abovementioned loyalty-building and incentive plans, we are therefore submitting for your approval the granting to the Board of Directors, pursuant to Art. 2443 of the Civil Code and for a period of five years as of the date of today’s resolution, of the authority to increase the share capital as follows:

-

power of attorney to increase the share capital (i) for cash by the issuance of a maximum of 31,000,000 new ordinary shares with a par value of Euro 0.55 each, regular enjoyment, excluding the right of pre-emption pursuant to pursuant to Art. 2441, paragraph 8, Civil Code and Art. 134, paragraph 2, of Legislative Decree no. 58/1998, to be received by employee beneficiaries of the “2010-2014 Broad-based Employee Share Ownership Plan” and therefore subsequently (ii) by the allotment of profits pursuant to Art. 2349 of the Civil Code, with the issuance of the number of ordinary shares necessary for the allotment of one bonus share for every three shares subscribed for cash as described above by the employee beneficiaries of the “2010-2014 Broad-based Employee Share Ownership Plan,” within the time periods and under the terms and conditions provided for therein;

-

power of attorney to increase the share capital (i) by the issuance for cash of new ordinary shares with a par value of Euro 0.55 each, regular enjoyment, for a maximum amount of Euro 5,000,000, excluding the right of pre-emption pursuant to Art. 2441, paragraph 8, of the Civil Code and Art. 134, paragraph 2, of Legislative Decree no. 58/1998, to be reserved for the employee beneficiaries of the “2010-2015 Long-Term Incentive Plan”, and therefore subsequently (ii) by the allotment of profits pursuant to Art. 2349 of the Civil Code, with the issuance of the number of ordinary shares necessary for the allotment of one bonus share per every share subscribed for cash as described above by the employee beneficiaries of the “2010-2015 Long-Term Incentive Plan,” within the time periods and under the terms and conditions provided for therein.

With respect to the abovementioned capital increases for cash, the Board of Directors shall be granted the authority to determine the amount of the share premium for new shares, in observance of the applicable

Other information

regulations. With respect to the share issues to be made by allotment of profits, the Board of Directors shall be granted the authority to identify in due time the profits and/or profit reserves to be allocated for that purpose, with a mandate to see to the appropriate accounting postings resulting from the issuance transactions, in observance of the legal provisions and the accounting standards applicable from time to time.

It is specified that, in relation to the proposed resolutions, no right of withdrawal is attendant for shareholders who do not agree with their approval.

Shown below is the proposed resolution stated side by side with the bylaws text in the version resulting from the inclusion of the authority to allot profits to employees pursuant to Art. 2349 of the Civil Code, already submitted to today’s Shareholders’ Meeting, and in which the additional amendment proposed here is transposed.

That having been said by way of introduction, the Board of Directors, subject to the approval of the amendment of Art. 5 of the Bylaws with the inclusion of the authority to allot profits to employees pursuant to Art. 2349 of the Civil Code, submits to you for your approval the following additional

Motion

The Shareholders’ Meeting of Telecom Italia S.p.A., having

•

examined the descriptive report by the Board of Directors (the “Report”),

•

seen the certification by the Board of Statutory Auditors that the current share capital is fully paid up;

resolves

•

to grant the Board of Directors, pursuant to Art. 2443 of the Civil Code, for a period of five years as of the date of this resolution, the authority to increase the share capital as follows:

✓

to service the implementation of the “2010-2014 Broad-based Employee Share Ownership Plan,” (i) by the issuance for cash of a maximum of 31,000,000 new ordinary shares with a par value of Euro 0.55 each, and as such for a nominal amount no greater than Euro 17,050,000, regular enjoyment, excluding the right of pre-emption pursuant to Art. 2441, paragraph 8, of the Civil Code and Art. 134, paragraph 2, of Legislative Decree no. 58/1998, to be reserved for the respective beneficiaries, and therefore subsequently (ii) in the maximum amount of Euro 5,683,333.15 by the allotment of the corresponding maximum amount of profits pursuant to Art. 2349 of the Civil Code, by the issuance of the number of ordinary shares necessary for the allotment of one bonus share for every three shares subscribed for cash as described above by employees in the “2010-2014 Broad-based Employee Share Ownership Plan,” within the time periods and under the terms and conditions provided for therein;

✓

to service the implementation of the “2010-2015 Long-Term Incentive Plan,” (i) by the issuance for cash of new ordinary shares with a par value of Euro 0.55 each, regular enjoyment, in the maximum amount of Euro 5,000,000, excluding the right of pre-emption pursuant to Art. 2441, paragraph 8, of the Civil Code, and Art. 134, paragraph 2, of Legislative Decree no. 58/1998, to be reserved for the respective beneficiaries, and therefore subsequently (ii) in the maximum amount of Euro 5,000,000 by the allotment of the corresponding maximum amount of profits pursuant to Art. 2349 of the Civil Code, by the issuance of the number of ordinary shares necessary for the allotment of one bonus share for every share subscribed for cash as described above by employee beneficiaries of the “2010-2015 Long-Term Incentive Plan,” within the time periods and under the terms and conditions provided for therein.

With respect to the capital increases for cash, the Board of Directors shall set the issue price for the shares (including share premium) in accordance with the provisions of the “2010-2014 Broad-based Employee Share Ownership Plan” and the “2010-2015 Long-Term Incentive Plan,” respectively, and it shall also set suitable time periods for their subscription, providing that if the increase resolved is not fully subscribed within that time period, the capital will be increased by an amount equal to the subscriptions received within that time period. With respect to capital increases to be paid in by the allotment of profits, the Board of Directors shall have the authority to carry out the specific identification of the profits and/or profit reserves resulting from the last regularly approved financial statements to be allocated for the purpose, with a mandate to see to the appropriate accounting postings resulting from the issuance transactions, in observance of the legal provisions and the accounting standards applicable from time to time;

•

to amend Art. 5 of the bylaws as follows:

Other information

TEXT RESULTING FROM THE INCLUSION OF PARAGRAPH 3	PROPOSED TEXT

5.1 - The subscribed and fully paid-up share capital shall be equal to Euro 10,673,865,180.00, divided into 13,380,906,939 ordinary shares with a par value of Euro 0.55 each and 6,026,120,661 savings shares with a par value of Euro 0.55 each.

Unchanged

5.2 - In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided that the issue price corresponds to the market value of the shares and that this is confirmed in a report prepared by the firm appointed to audit the accounts.

Unchanged

5.3 – The Extraordinary Shareholders’ Meeting may resolve the allotment of profits to employees of the Company or its subsidiaries by the issuance of shares, including of special classes, pursuant to paragraph one of Art. 2349 of the Civil Code.

Unchanged

5.4 - The Shareholders’ Meeting of 26 May 2003 also resolved to increase the share capital by up to a maximum of Euro 183,386,986.75 (at 31 December 2009 Euro 12.702.477,70), by means of the issue of up to a maximum of 333,430,885 (at 31 December 2009 23,095,414) ordinary shares with a par value of Euro 0.55 each, divided into the following outstanding divisible tranches:

1.

a tranche of up to a maximum of Euro 21,422,652.90 (at 31 December 2009 Euro 3,267,861.85) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 38,950,278 (at 31 December 2009 5,941,567) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held (i.e. at a price of Euro 2.788052 for each newly-issued share);

2.

a tranche of up to a maximum of Euro 50,268,799.90 (at 31 December 2009 Euro 9,434,615.85) for the exercise of the “Piano di Stock Option 2002 ” stock option, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at 31 December 2009 17,153,847) shares with a par value of Euro 0.55 each, to be subscribed for a total price for the different options of respectively Euro 9.665 and Euro 7.952 per option held (i.e. at a price for the different options of respectively Euro 2.928015 and Euro 2.409061 for each newly-issued share).

Unchanged

5.5 - The Shareholders’ Meeting of 7 April 2005 resolved to increase the share capital by up to a maximum of Euro 38,655,832.60 (at 31 December 2009 Euro 666,906.35), by means of the issue of up to a maximum of 70,283,332 (at 31 December 2009 1,212,557) ordinary shares with a par value of Euro 0.55 each, divided into several divisible tranches with a tranche still outstanding of up to a maximum of Euro 3,192,173.05 (at 31 December 2009 Euro 666,906.35) for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by 31 December 2008 for the first lot, by 31 December 2009 for the second lot and by 31 December 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 (at 31 December 2009 1,212,557) shares with a par value of Euro 0.55 each, to be subscribed at the total price of Euro 5.07 per option held (i.e. Euro 2.930636 for each newly-issued share).

Unchanged

5.6 For five years starting from ... April 2010 the Directors may increase the share capital as follows:

-

to service the implementation of the “2010-2014 Broad-based Employee Share Ownership Plan,” (i) by the issuance for cash of a maximum of 31,000,000 new ordinary shares with a par value of Euro 0.55 each, and as such for a nominal amount no greater than Euro 17,050,000, regular enjoyment, excluding the right of pre-emption pursuant to Art. 2441, paragraph 8, of the Civil Code and Art. 134, paragraph 2, of Legislative Decree no. 58/1998, to be reserved for the respective beneficiaries, and therefore subsequently (ii) in the maximum amount of Euro 5,683,333.15 by the allotment of the corresponding maximum amount of profits pursuant to Art. 2349 of the Civil Code, by the issuance of the number of ordinary shares necessary for the allotment of one bonus share for every three shares subscribed for cash as described above by employees in the “2010-2014 Broad-based Employee Share Ownership Plan,” within the time periods and under the terms and conditions provided for therein;

-

to service the implementation of the “2010-2015 Long-Term Incentive Plan,” (i) by the issuance for cash of new ordinary shares with a par value of Euro 0.55 each, regular enjoyment, in the maximum amount of Euro 5,000,000, excluding the right of pre-emption pursuant to Art. 2441, paragraph 8, of the Civil Code, and Art. 134, paragraph 2, of Legislative Decree no. 58/1998, to be reserved for the respective beneficiaries, and therefore subsequently (ii) in the maximum amount of Euro 5,000,000 by the allotment of the corresponding maximum amount of profits pursuant to Art. 2349 of the Civil Code, by the issuance of the number of ordinary shares with a par value of Euro 0.55 each necessary for the allotment of one bonus share for every share subscribed for cash as described above by employee beneficiaries of the “2010-2015 Long-Term Incentive Plan,” within the time periods and under the terms and conditions provided for therein.

With respect to the capital increases for cash, the Board of Directors shall set the issue price for the shares (including share premium) in accordance with the provisions of the “2010-2014 Broad-based Employee Share Ownership Plan” and the “2010-2015 Long-Term Incentive Plan,” respectively, and it shall also set suitable time periods for their subscription, providing that if the increase resolved is not fully subscribed within that time period, the capital will be increased by an amount equal to the subscriptions received within that time period.

5.6 - For five years starting from 8 April 2009, the Directors may increase the share capital in one or more tranches by up to a maximum total amount of Euro 880,000,000 by means of cash issue, with or without a share premium, of up to a maximum of 1,600,000,000 ordinary shares with a par value of Euro 0.55 each

(i)

to be offered with the right of pre-emption to persons having entitlement; or, including just a part thereof,

(ii)

to employees of Telecom Italia S.p.A. and its subsidiaries with the exclusion of the right of pre-emption pursuant to the combined effects of the last paragraph of Article 2441 of the Civil Code and Article 134(2) of Legislative Decree no. 58/1998.

Renumbered

5.7 - Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established from time to time for that purpose, for the capital to be increased by an amount equal to the subscriptions received up to such time.

Renumbered

5.8 - The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from 8 April 2009, bonds convertible into ordinary shares to be offered with the right of pre-emption to persons having entitlement up to a maximum nominal amount of Euro1 billion.

Renumbered

•

to confer a mandate on the Board of Directors, and through them any power on the pro-tempore legal representatives, in order to:

✓

makes changes from time to time to Art. 5 of the Bylaws resulting from the resolutions, implementation and completion of the capital increases authorised as described above, seeing for that purpose to all requirements and disclosures provided for by regulations;

✓

carry out any formality necessary in order for the resolutions adopted to be recorded at the Register of Companies, agreeing to and including in them the additional amendments or non-essential deletions that may be required by the competent authorities, as well as any power to carry out legal and regulatory requirements resulting from the resolutions adopted.

Other information

Useful information

Free copies of this report and of Annuale report on corporate governance can be obtained by:

Calling to	Free Number 800020220 (for calls inside Italy) or number +39 - 0112293603 (for calls outside Italy) to disposal form information and help to shareholders

E-mail	Ufficio.Soci@telecomitalia.it

Internet

Users of the world wide web can access to the 2009 Annual report, the Annual report on corporate governance and obtain information about Telecom Italia and its products and services at the following address:

http://www.telecomitalia.it

Investor Relations	+39 – 0285954131 / 0636883113 +39 – 0285954132 (fax) investor_relations@telecomitalia.it

TELECOM ITALIA

Registered office Piazza degli Affari, 2 – 20123 Milan

Headquarters and secondary office in Corso d’Italia, 41 – 00198 Rome

Share Capital 10,673,865,180.00 euro

Tax code/Vat no. And Milan Comapnies register file no. 00488410010

Register A.E.E. IT08020000000799

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

/s/ CARLO DE GENNARO
Carlo De Gennaro

Date: August 9th, 2010